UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul 4,
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BBVA

PRUDENTIAL RELEVANCE REPORT

Pillar 3 | 2024

BBVA

The amounts shown in this report are presented in millions of euros; therefore, certain items shown without a balance could have a balance if smaller units had been used. In order to present the amounts in million euros, the balances have been rounded; therefore, the amounts shown in certain tables may not be the exact arithmetic sum of the preceding figures
The English language version of this report is a free translation from the original, which was prepared in Spanish. All possible care has been taken, to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinion expressed in the original language version of the document in Spanish take precedence over the translation.

PILLAR 3 2024	INDEX	P. 1

PILLAR 3 2024	INDEX	P. 2

PILLAR 3 2024	INDEX OF TABLES	P. 3
Index of tables

Table 1. EU KM1 - Key metrics	19
Table 2. EU KM2 - Key metrics - MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	20
Table 3. EU CC2 - Reconciliation of regulatory capital to balance sheet	31
Table 4. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	32
Table 5. EU LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories	33
Table 6. EU LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements	34
Table 7. Capital distribution constraints	38
Table 8.1. EU CCyB1 - Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer	39
Table 8.2. EU CCyB2 - Amount of institution-specific countercyclical capital buffer	40
Table 9. Amount of capital (EU CC1)	43
Table 10. EU OV1 - Overview of RWA	47
Table 11. Capital requirements by risk type and exposure class	49
Table 12. IFRS 9-FL - Comparison of institutions’ own funds and capital and leverage ratios with and without the application of transitional arrangements for IFRS 9 or analogous ECLs and with and without the application of the temporary treatment of gains and losses measured at Fair Value through OCI	52
Table 13. EU LR1 - Summary reconciliation of accounting assets and exposure corresponding to the Leverage Ratio	55
Table 14. EU LR3 - Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)	56
Table 15. EU TLAC1 - Composition - MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	58
Table 16. Credit Risk and Counterparty Risk Exposure	75
Table 17. Breakdown of RWA density by geographical area and approach	78
Table 18. EU CR1 - Performing and non-performing exposures and related provisions	80
Table 19. EU CQ3 - Credit quality of performing and non-performing exposures by past due days	83
Table 20. EU CQ4 - Quality of non-performing exposures by geography	85
Table 21. EU CQ5 - Credit quality of loans and advances to non-financial corporations by industry	87
Table 22. EU CR1-A - Maturity of exposures	88
Table 23. EU CR2 - Changes in the balance of loans and debt securities in default and impaired	89
Table 24. EU CQ1 - Credit quality of forborne exposures	90
Table 25. EU CQ7 - Collateral obtained by taking possession and execution processes	91

PILLAR 3 2024	INDEX OF TABLES	P. 4

Table 26. EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects	92
Table 27. EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques	94
Table 28. RWA flow statements of credit risk exposures under the standardised approach	96
Table 29. EU CR6-A — Scope of the use of IRB and SA approaches	97
Table 30. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range	106
Table 31. EU CR9 - IRB approach - Backtesting of PD per exposure class	118
Table 32. EU CR9.1 - Backtesting of PD per exposure class	123
Table 33. EU CR8 - RWA flow statements of credit and counterparty risk exposures under the IRB approach	128
Table 34. EU CR10 (1-4) - IRB: specialised lending	129
Table 35. EU CR10 (5) - IRB: equity	132
Table 36. Positions subject to counterparty credit risk in terms of OE, EAD and RWA	135
Table 37. Amounts of counterparty risk in the trading book	136
Table 38. EU CCR1 - Analysis of CCR exposure by approach	137
Table 39. EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk	138
Table 40. EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale	139
Table 41. EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk	141
Table 42. EU CCR6 - Credit derivatives exposures	142
Table 43. EU CCR2 - CVA Capital Charge	143
Table 44. Flow statements CVA RWA	144
Table 45. EU CCR8 - Exposures to CCPs	145
Table 46. EU SEC1 - Securitisation exposures in the banking book	149
Table 47. EU SEC2: Securitisation exposures in the trading portfolio	150
Table 48. EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor	153
Table 49. EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments	154
Table 50. Outstanding balance corresponding to the underlying assets of the Group's originated securitisations, in which risk transfer criteria are not fulfilled	154
Table 51. EU SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor	156
Table 52. EU CR3 - CRM techniques - overview	161
Table 53. EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques	162

PILLAR 3 2024	INDEX OF TABLES	P. 5

PILLAR 3 2024	INDEX OF TABLES	P. 6

Table 82. EU AE1 - Encumbered and unencumbered Assets	206
Table 83. EU AE2 - Collateral received	207
Table 84. EU AE3 - Sources of encumbrance	207
Tabla 85. EU OR1 - Regulatory capital for Operational Risk	212
Table 86. EU CAE1 - Exposures to cryptoassets	214
Tabla 87. Short term annual indicators 2024	225
Table 88. Long term annual indicators 2024	226
Table 89. Annual financial and non-financial indicators - Level of achievement	230
Table 90. EU REM1 - Remuneration awarded for the financial year	236
Table 91. EU REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	237
Table 92. EU REM3 - Deferred remuneration	238
Table 93. EU REM4 - Remuneration of €1 million or more	239
Table 94. EU REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	240
Table 95. Number of meetings held by the Board of Directors and by its Committees	249
Table 96. Annual variable remuneration 2024 - Short-term incentive annual indicators (BBVA Group)	262
Table 97. Annual variable remuneration 2024 - Long-term incentive long-term indicators (BBVA Group)	262
Table 98. ESG3: Banking book - Climate change transition risk: Alignment metrics	270
Table 99. ESG6. Summary of key performance indicators regarding the exposures that align with the taxonomy	277
Table 100. ESG7. Mitigation actions: Assets for the calculation of GAR	278
Table 101. ESG8. GAR	281
Table 102. ESG10. Climate change mitigating actions	283
Table 103. Climate change Risk Assessment	288
Table 104. ESG1. Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	294
Table 105. ESG4. Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms	297
Table 106. ESG2. Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral	300
Table 107. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk	303
Table 108. Risk level of economic activities	306
Table 109. Operational data analysed according to the Equator Principles criteria	316

PILLAR 3 2024	INDEX OF CHARTS	P. 7

PILLAR 3 2024	INDEX OF CHARTS	P. 8

PILLAR 3 2024	1. INTRODUCTION	P. 9
1.Introduction

1.1.BBVA Group	10
1.2.Executive summary	16

PILLAR 3 2024	1. INTRODUCTION	P. 10
1.1.BBVA Group
BBVA is a global financial group with a customer-centric vision, characterized by its pioneering commitment to digitalization, innovation, and sustainability.
BBVA has a leading position in the Spanish market and, is the largest financial institution in Mexico and has leading franchises in South America and Turkey. BBVA also has a remarkable investment banking, transaction banking, and capital markets business, leveraged on the cross-border business among its geographies and sector-specific expertise, with specialized focus on supporting companies in their decarbonization
Highlights 2024
In 2024, BBVA made significant progress in executing its strategy, leading the transformation of the banking sector and achieving record financial results. This success was driven by a clear focus on growth and value creation, enabling BBVA to continue generating opportunities for customers, employees, shareholders, and society as a whole.
The year’s main milestones were:
•BBVA reported its highest earnings ever, with an attributable profit of 10,054 million euros, 25.4% increase from 2023.
•BBVA continued to increase its activity, with a loan growth of 14.3% and increased market share.
•BBVA continues to lead the European banking sector in terms of profitability and efficiency. Its ROTE reached 19.7% in 2024 compared to 13.7% for the European1 peer group, while its efficiency ratio stood at 40.0% versus 50.8% for its peers.
•BBVA continues to make firm progress in its commitment to value creation.
•It should be noted that the strength of its financial indicators was accompanied by robust liquidity (LCR of 134% and NSFR of 127%) and solvency (CET1 of 12.88%) ratios, well above regulatory requirements.
BBVA stands out for the strength of its financial indicators, which have allowed it to adapt to the changes and challenges in the macroeconomic environment, while maintaining its firm commitment to value creation, not only for its shareholders, but also for its customers, employees and society as a whole, additionally promoting inclusive development.
1 European comparable group: BNP, CASA, SG, HSBC, LBG, BARC, ISP, UCG, ING, NDA, SAN, CABK, DB, data calculated on the basis of figures reported at September 2024 annualized. BBVA data as of end-December 2024.

PILLAR 3 2024	1. INTRODUCTION	P. 11

PILLAR 3 2024	1. INTRODUCTION	P. 12

2024 - BBVA sets a new profit record

Net Attributable Profit

€10.054Mn

Strong growth in **core revenues and in lending activity**

NII + Fees	Lending activity[1]
16.7%	**14.3%**
vs. 2023	**vs. Dec 2023**

General note: Variations at constant exchange rates.
1. Performing loans under management excluding repos.

Excellent **profitability** and **efficiency** metrics

Efficiency Ratio	ROTE	ROE
40.0%	**19.7%**	**18.9%**

1. European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Peers data are calculated based on reported figures as of 9M24 annualized. BBVA data as of 12M24.

Risk indicators in line with our expectations Improving NPL and NPL coverage ratios

Cost of Risk	NPL ratio	NPL coverage ratio
1.43%	**3.0%**	**80%**
12M24	**Dic-24**	

Strong **capital position** above our target

CET1 fully loaded

12.88%
Target range
11.5 - 12.0%
9.13%1
Minimum capital requirement
Dec-24

TRANSFORMATION

New customers[1]

(BBVA Group, Million; % acquisition through digital channels)

TOTAL
MILLION
7.1
7.2
8.7
11.3
11.1
11.4
66%
DIGITAL
21%
2019
2020
2021
2022
2023
2024

1. Gross customer acquisition through channels for retail segment. Excludes the US business sold to PNC

All-time customer growth record driven by digital

SUSTAINABILITY

Sustainable business*

(€Bn)

€304 Bn
Channeled since 2018
12
18
20
35
50
70
99
2018
2019
2020
2021
2022
2023
2024

€300 Bn Sustainable business mobilization target achieved one year earlier

***Note:** The Goal 2025 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). It includes FMBBVA (Microfinance Foundation) within retail segments.

PILLAR 3 2024	1. INTRODUCTION	P. 13
BBVA thus concludes a strategic cycle in a position of undoubted strength, which allows to face the challenges of an increasingly complex global and sectorial environment.
The current macroeconomic environment is influenced by geopolitical tensions, a steady normalization of interest rates and an increasing aging of the population, which will generate challenges and opportunities in the financial sector.
In this context, BBVA has designed a new Strategic Plan that presents an evolution of the framework (purpose, values and strategic priorities) on which the main lines of action for the period from 2025 to 2029 will be designed.
Purpose
BBVA has always been committed to generate a positive impact on all its stakeholders, starting with its customers. The purpose until now, “to bring the age of opportunity to everyone”, reflects that vocation.
The 2025-2029 strategic plan gives new impetus to that vision with a renewed purpose, which reinforces BBVA's role as a key ally for people and businesses. More than a bank, BBVA wants to be a springboard to help those who seek to go further and achieve their goals.
This is another step towards consolidating BBVA as a Group designed to accompany and advise its customers in the materialization of their projects, making this commitment its new axis of differentiation.
–Support means to be present at all times, especially in vital moments. Providing constant support, listening, understanding and adapting to their needs. Empathy is key to all of the above; it seeks to identify BBVA with its customers, share their concerns, projects and dreams, and turn the Group into that ally that truly understands what they need.
–Your drive. BBVA recognizes that behind every project, every goal and every step forward, there is something deeper: the will. That inner strength that drives people to excel, to pursue their goals and to believe in a better future. It is the determination to move forward, the motivation that drives them every day.
–Go further is the essence of progress and innovation. It is an attitude that is part of BBVA's DNA, always seeking to anticipate, to see today what will come tomorrow and to look to the future with optimism. This ability to anticipate and evolve brings enormous wealth to the people and companies that choose BBVA as a partner to achieve their dreams.
Values
The 2025 - 2029 strategic plan upholds BBVA's solid values: Customer comes first; We think big; and We are one team. These values and their associated behaviors are the guidelines that guide employees in their day-to-day decision making and help them to make the Group's Purpose a reality.

PILLAR 3 2024	1. INTRODUCTION	P. 14
Behaviors evolve slightly to bring BBVA even closer to its customers' needs, strengthening its ability to put itself in their shoes, understand their motivations and anticipate their expectations. Through this deeper connection, BBVA reinforces its commitment to generate a positive and differential impact on their lives.
The values are integrated in the key models and levers that promote the Group's transformation, as well as in the global processes of people management: from the selection of new employees, role assignment processes, evaluation, people development and training, to incentives for meeting objectives.
BBVA has established six new strategic priorities to advance the execution of its strategy. They are based on three main ideas:
–A new axis of differentiation.
–Reinforce our commitment to growth and value creation.
–Solid foundations to generate a significant impact across the board.
Embed a radical client perspective in all we do
BBVA seeks to turn this priority into a new axis of differentiation, developing a value proposition focused on helping its customers meet their goals, with a genuine commitment to their financial health and being present at key moments in their lives.
The new differentiation axis is made possible by new technologies led by artificial intelligence and the responsible use of data that enable hyper-personalization and added value for customers. The needs around money are different for each customer and BBVA wants to go beyond a standard digital proposition.
The customer perspective has to be present in everything we do, with excellent execution where BBVA cannot fail. Customer interactions must be positive, eliminating negative experiences.
All of the above requires a rethinking of the way in which we interact with customers, with a growing role for artificial intelligence and placing the customer's perspective at the center when designing our entire value proposition and processes.
This new axis of differentiation is a cross-cutting priority that includes the entire Group, both business and support areas. All BBVA is committed to having the customer present in all its decisions.
Boost sustainability as a growth engine
BBVA has been a pioneer in identifying the impact of sustainability in the financial sector.
The new priority goes a step further and seeks to become an engine of differential growth, taking advantage of the need to finance investments to meet a growing demand for efficient and clean energy.

PILLAR 3 2024	1. INTRODUCTION	P. 15
Specialized advice tailored to each market segment, together with the transformation of risk processes, are key to generating differential growth.
Scale up all enterprise segments
The business segments, from SMEs to large corporations, represent a clear growth opportunity for BBVA.
The objective of this priority is to turn BBVA into the bank of reference for companies, by radically incorporating this customer perspective in its value proposition mentioned above.
BBVA has competitive advantages to succeed in this priority, such as specialization in sustainability and global presence in more than 25 countries to reinforce a cross-border proposal.
Growth in companies also helps to strengthen BBVA's retail business, offering a comprehensive universal banking proposition in the face of new competitors that are only present in the retail segment.
Promote a Value and Capital Creation Mindset
The objective of this priority is to continue advancing in the concept of profitable growth, closely linked to BBVA's strategy and the generation of long-term value.
All processes must consider value creation as a critical factor in decision making, which implies changes in management models, incentives, monitoring and reporting. Initiatives such as balance sheet rotation are key to optimizing the use of capital and maximizing profitability, while enabling a greater positive impact on the customer.
In line with optimal capital utilization, this priority reinforces the importance of businesses with low capital consumption and high value creation, such as insurance, private banking, asset management and the payments ecosystem.
Unlock the Potential of artificial intelligence and innovation through data availability and Next Gen tech
The responsible use of data and new technologies has always been a key factor in BBVA's strategy.
The new strategic plan highlights the importance of data availability as a critical step to generate a differential impact on the entire value chain, both at the customer level with a hyper-personalized and differential proposal, and at the level of efficiency and control thanks to process automation.
The evolution to Next Gen technologies is fundamental to efficiently face all the requirements derived from hyper-personalization and increased customer interactions.
Strengthen our empathy, succeed as a winning team
The 2025 - 2029 strategic plan puts the focus back on the team as a critical factor in strategy execution.
Empathy becomes a key element throughout the organization to drive the customer perspective in a radical way.
The new priorities demand a team with a winning and ambitious character to continue leading the transformation. A team that is proud to be part of BBVA, that does not conform and always seeks excellence and differential added value for the customer.

PILLAR 3 2024	1. INTRODUCTION	P. 16
1.2.Executive summary
Article 447 CRR
The strength of the BBVA Group's earnings has contributed to achieving a consolidated fully loaded CET1 ratio of 12.88% as of December 31, 2024, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%), which is also above the Group's target management range of 11.5 - 12.0% CET1.
The CET1 fully loaded ratios path at the end of each quarter since December 31, 2023 is presented below:
The fully loaded CET1 ratio increased by 21 basis points, mainly explained by the great generation of earnings in the year (+276 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of +127 basis points.
Meanwhile, the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms, mainly as a result of the increase in the loan portfolio, and, to a lesser extent, debt securities, as well as risk transfers that drained the ratio by -155 basis points.
Finally, the other elements that make up CET1 had a positive contribution of +49 basis points; these include the calculation of minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position value loss in hyperinflationary economies recorded in results as well as the valuation of portfolios classified as HTC&S. In addition, the negative effects of market evolution are also included, with the currency effect being particularly negative, mainly represented by the depreciation of Mexican peso and, to a lesser extent, the depreciation of Turkish lira and the appreciation of US dollar.
The evolution of fully loaded CET1 ratio during the year 2024 is below:

PILLAR 3 2024	1. INTRODUCTION	P. 17
As of December 31, 2024 there is no difference between fully loaded and phased in ratios given that the impact associated with the transitional adjustments associated with IFRS9 is zero.
Following the latest SREP (Supervisory Review and Evaluation Process) decision, the ECB has informed the Group that, effective on January 1, 2025, BBVA Group must maintain at consolidated level a total capital ratio of 13.29%1 and a CET1 capital ratio of 9.13%2, including a Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
With respect to liquidity metrics, the BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The BBVA Group's liquidity coverage ratio (LCR) remained comfortably above 100% throughout the year 2024, the average ratio stood at 146%.
For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries is being considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the average BBVA Group's LCR would stand at 178%.
–The net stable funding ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, stood at 127% as of December 31, 2024.
As of December 31, 2024, the breakdown of the point-in-time ratios in the main geographical areas where the Group operates is shown below:
As for the leverage ratio, as of December 31, 2024, the fully loaded ratio stood at 6.81% (the same as phased-in), above the minimum required ratio of 3.00%.
The fully loaded and phased-in ratios as of December 31, 2023 and December 31, 2024 are shown below:
2 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of December 31, 2024.

PILLAR 3 2024	1. INTRODUCTION	P. 18
With respect to MREL, as of December 31, 2024, both the RWA and Leverage ratios (LR) were at 27.92% and 12.10%, respectively. Both comfortably above their respective requirements (26.44%3 and 8.48%).
These data are shown below, separating the excess:
The following table shows the main regulatory metrics in accordance with Article 447 of the CRR:

3 Including combined buffer requirement (CBR). 3.65% as of December 31, 2024.

PILLAR 3 2024	1. INTRODUCTION	P. 19

Table 1. EU KM1 - Key metrics (Million Euros)

	12-31-2024	9-30-2024	6-30-2024	3-31-2024	12-31-2023
Available own funds (amounts)
Common Equity Tier 1 (CET1) capital	50,799	48,715	48,860	48,740	46,116
Tier 1 capital	56,822	54,503	54,776	53,868	52,150
Total capital	66,680	64,844	64,243	63,318	60,332
Risk-weighted exposure amounts
Total risk-weighted exposure amount	394,468	379,520	383,179	380,044	363,915
Capital ratios (as a percentage of risk-weighted exposure amount)
Common Equity Tier 1 ratio (%)	12.88%	12.84%	12.75%	12.82%	12.67%
Tier 1 ratio (%)	14.40%	14.36%	14.30%	14.17%	14.33%
Total capital ratio (%)	16.90%	17.09%	16.77%	16.66%	16.58%
Additional own funds requirements to address risks other than the risk of excessive leverage (as a percentage of risk-weighted exposure amount)
Additional own funds requirements to address risks other than the risk of excessive leverage (%)	1.68%	1.68%	1.68%	1.68%	1.71%
of which: to be made up of CET1 capital (percentage points)	1.02%	1.02%	1.02%	1.02%	0.96%
of which: to be made up of Tier 1 capital (percentage points)	1.31%	1.31%	1.31%	1.31%	1.28%
Total SREP own funds requirements (%)	9.68%	9.68%	9.68%	9.68%	9.71%
Combined buffer requirement (as a percentage of risk-weighted exposure amount)
Capital conservation buffer (%)	2.50%	2.50%	2.50%	2.50%	2.50%
Conservation buffer due to macro-prudential or systemic risk identified at the level of a Member State (%)	—	—	—	—	—
Institution specific countercyclical capital buffer (%)	0.11%	0.11%	0.11%	0.09%	0.08%
Systemic risk buffer (%) (1)	—	—	—	—	—
Global Systemically Important Institution buffer (%)	—	—	—	—	—
Other Systemically Important Institution buffer	1.00%	1.00%	1.00%	1.00%	0.75%
Combined buffer requirement (%)	3.61%	3.61%	3.61%	3.59%	3.33%
Overall capital requirements (%)	13.29%	13.29%	13.29%	13.27%	13.04%
CET1 available after meeting the total SREP own funds requirements (%)	7.10%	7.06%	6.99%	6.87%	6.87%
Leverage ratio
Total exposure measure	834,488	825,479	809,063	830,725	797,888
Leverage ratio (%)	6.81%	6.60%	6.77%	6.48%	6.54%
Additional own funds requirements to address the risk of excessive leverage (as a percentage of total exposure measure)
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—	—	—
of which: to be made up of CET1 capital (percentage points)	—	—	—	—	—
Total SREP leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Leverage ratio buffer and overall leverage ratio requirement (as a percentage of total exposure measure)
Leverage ratio buffer requirement (%)	—	—	—	—	—
Overall leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Liquidity Coverage Ratio (2)
Total high-quality liquid assets (HQLA) (Weighted value)	106,927	107,106	105,561	104,238	102,242
Cash outflows - Total weighted value	105,029	103,016	101,834	99,635	98,715
Cash inflows - Total weighted value	31,821	30,905	30,558	29,577	29,777
Total net cash outflows (adjusted value)	73,206	72,111	71,276	70,060	68,939
Liquidity coverage ratio (%)	146.12%	148.51%	148.00%	148.70%	148.40%
Net Stable Funding Ratio
Total available stable funding	464,027	456,274	459,757	462,200	439,706
Total required stable funding	364,835	352,171	355,489	350,199	335,942
NSFR ratio (%)	127.19%	129.56%	129.33%	131.98%	130.89%
(1) As of 31 December 2024, Italy has activated the systemic risk buffer to impose an additional requirement of 0.5% of CET1 own funds on credit and counterparty risk exposures in that territory. The impact of this requirement is less than 1 basis point for the Group.

(2) The EBA "mapping tool" links the LCR information to the regulatory models C72, C73, C74 and C76, which show end-of-quarter point-in-time values. However, article 447(f) of Regulation 575/2013 (CRR) establishes that the information related to the LCR and its components should be disclosed as the average of the preceding 12 months’ values and not as point-in-time as of the end of the quarter. In compliance with this Regulation, and under guidance of EBA Q&A 2024_7092, this information is not based on the "mapping tool" but on table 77 (EU LIQ1).

PILLAR 3 2024	1. INTRODUCTION	P. 20

Table 2. EU KM2 - Key metrics - MREL and, where applicable, G-SII Requirement for own funds and eligible liabilities (Million Euros)

	12-31-2024	6-30-2024
Own funds and eligible liabilities ratios and requirements
Own funds and eligible liabilities	63,887	62,070
Of which own funds and subordinated liabilities	52,926	48,430
Total risk exposure amount of the resolution group (TREA)	228,796	218,340
Own funds and eligible liabilities as a percentage of TREA	27.92%	28.43%
Of which own funds and subordinated liabilities	23.13%	22.18%
Total exposure measure of the resolution group	527,804	519,267
Own funds and eligible liabilities as a percentage of the total exposure measure	12.10%	11.95%
Of which own funds and subordinated liabilities	10.03%	9.33%
Minimum requirement for own funds and eligible liabilities (MREL)
MREL requirement expressed as percentage of the total risk exposure amount (1)	26.44%	26.44%
Of which own funds and subordinated liabilities (1)	17.15%	17.15%
MREL requirement expressed as percentage of the total exposure measure	8.48%	8.48%
Of which own funds and subordinated liabilities	5.78%	5.78%
(1) Including the combined buffer requirement (CBR), 3.65% as of December, 31, 2024 and as of June, 30, 2024.
The following sections detail matters relating to the Group's solvency. These are supplemented by information included in the Group's Consolidated Financial Statements and Management Report as of year 2024, which also contain the Group's main activity and profitability indicators.

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2.General aspects and information requirements

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2.1.Corporate name and scope of application
Article 436 a) CRR
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or “BBVA, S.A.”), registered with the Company Register of Vizcaya, is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).
Solvency regulations are applicable at a consolidated level for the whole Group.

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2.2.Regulatory framework and developments
2.2.1. Applicable regulatory framework
As a Spanish credit institution, BBVA is subject to Directive 2013/36/EU of the European Parliament and of the Council dated June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms ("CRD IV”) which main amendment is Directive 2019/878/EU (“CRD V”).
The major regulation governing the solvency of credit institutions is (EU) Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013, on the prudential requirements for credit institutions and investment firms amending (EU) Regulation No 648/2012 ("CRR" and in conjunction with CRD IV and any implementing measures of CRD IV), which is complemented by several binding Regulatory Technical Standards that are directly applicable to all EU member states, without the need to implement national measures. This Regulation was mainly amended by Regulation 2019/876/EU (“CRR2”), Regulation 2020/873/EU (“Quick Fix”) and Regulation 2024/1623/EU (“CRR3” or “CRR III”).
The CRD IV Directive was transposed to Spanish national law by means of the Royal Decree-Law 14/2013, of November 29 (“RD-L 14/2013”), Law 10/2014 of June 26, Royal Decree 84/2015, of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014 of January 31 and Circular 2/2016 of February 2 (“Bank of Spain Circular 2/2016”), which has been amended by Circular 3/2022 of March, 30.
During 2021, Directive 2019/878 was transposed into the Spanish legal system through the publication of Royal Decree-Law 7/2021, of April 27 (amending Law 10/2014), Royal Decree 970/2021, of November 8 (which modifies RDL 84/2015) and Circular 5/2021, of September 22 (which modifies Circular 2/2016).

In the Macroprudential field, Royal Decree 102/2019 was published in March 2019, establishing the Macroprudential Authority of the Financial Stability Board, establishing its legal regime. The aforementioned Royal Decree also develops certain aspects related to the macroprudential tools contained in Royal Decree-Law 22/2018. Among them, it provides that the Bank of Spain may adopt measures such as the countercyclical buffer for a given sector, sectoral limits on the concentration of exposures or the establishment of limits and conditions on the granting of loans and other operations. These measures are developed in Bank of Spain Circular 5/2021, of September 22.
In addition to the regulation on the prudential supervision of institutions, Directive 2014/59/EU ("BRRD") was approved in 2014, which establishes a framework for the restructuring and resolution of credit institutions, making it mandatory for institutions to have an adequate funding structure to absorb losses.
The aforementioned Directive was integrated into the Spanish legal system through its transposition by Law 11/2015, of June 18, and its main amendment was made by Directive 2019/879 ("BRRD2"), which was subsequently incorporated into Spanish law by Royal Decree-Law 7/2021, of April 27.
Section 2.3 of this chapter includes the specific regulations governing the information requirements of the Prudential Relevance Report (Pillar 3).

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2.2.2. Regulatory developments in 2024
2024 was the year for finalizing the capital framework reform (Basel III), which in Europe was reflected in the banking package (CRR III/ CRD VI). The regulatory environment also continued to advance in all areas related to ESG criteria: prudential treatment, reporting and disclosure, due diligence and mitigation and prevention of Greenwashing. In turn, digitization remains a priority for the authorities, as well as the promotion of capital markets and the prevention of money laundering (AML).
Prudential framework
At the international level, in the prudential sphere, and within the context of the post-crisis reforms (Basel III), the publication in July by the Basel Committee on Banking Supervision (BCBS) of a disclosure framework for crypto-asset exposures, which also included revisions to the prudential standard for stablecoins holdings, stands out. The framework is due to be implemented in January 2026. In addition, the BCBS published guidance for consultation on counterparty credit risk (CCR) management that includes key practices to address industry deficiencies in this area and, finally, the revision of its standard on interest rate risk in the trading book (IRRBB).
Regarding the implementation of the reform of the Basel III framework in Europe, the final versions of the so-called banking package, containing the reform of the Capital Requirements Regulation4 (CRR III) and the Capital Requirements Directive5 (CRD VI), were published in the Official Journal of the European Union (OJEU) on June 19, 2024.
The CRR III will apply from January 1, 2025, except for certain articles mostly related to European Banking Authority (EBA) mandates, which took effect earlier (July 2024), and the market risk component, whose implementation has been postponed by one year. Regarding CRD VI, European Union (EU) member states have 18 months to incorporate the Directive into their national legislation, after which CRD VI will take effect on January 2026.
On specific areas of the regulatory package, it is worth noting that in the market risk section, the European Commission (EC) has activated the delegated act under Article 461a of CRR III to delay the implementation of the new FRTB (Fundamental Review of the Trading Book) framework until January 2026 as a capital requirement. Additionally, concerning crypto-asset provisions, the banking package introduced a transitional prudential treatment for these exposures. A new legislative proposal for permanent prudential treatment is expected to be presented by June 30, 2025.
For the implementation of the aforementioned regulatory package, the EBA has around 140 mandates from CRR III and CRD VI to develop Level 2 and Level 3 legislation (RTS, ITS, and guidelines) to facilitate the application of the regulations. Of particular importance is the EBA's final report on the Implementing Technical Standards (ITS) for entity disclosures, which were approved by the Commission and published in the OJEU as a Regulation at the end of December, and which include changes to the Pillar 3 framework. These changes encompass new and revised disclosure requirements for the output floor, crypto-assets (transitional treatment to be replaced by a definitive one before mid-2025, including review by the BCBS), credit valuation adjustment (CVA) risk, credit risk, market risk, and operational risk, as well as minor modifications to the leverage ratio. These ITS will apply from January 1, 2025. Moreover, the EBA has already published several consultations in 2024 regarding credit risk (off-balance-sheet items, default definition, etc.), market risk, operational risk, sustainability, and reporting and disclosures, for which the final text is still pending publication.
Meanwhile, in 2024, other work in the EU with prudential implications, in this case by the European Central Bank (hereinafter ECB), will be of note: the update of the Internal Models Guide detailing how institutions should include material climate and environmental risks in their internal models and providing clarifications for institutions wishing to revert to the standard method for calculating their risk-weighted assets; the final version of the Risk Data Aggregation and Risk Reporting Guide (RDARR), which aims to help institutions strengthen their capabilities, based on practices and the main weaknesses observed in the industry; and finally, the Governance and Risk Culture Guide (which sets out supervisors' expectations on the composition and functioning of management bodies and committees, and defines the tasks and responsibilities of internal control functions, among other issues).
Finally, in Spain, the entry into force of Bank of Spain (hereinafter, BdE, for its acronym in Spanish) Circular 1/2024 of January 26 is noteworthy. This Circular consists of five rules that update the regulations in relation to the information on capital structure that certain institutions must report, including acquisitions, increases and reductions of shareholdings in institutions.
ESG
In the field of ESG (Environmental, Social and Governance), at a global level, notable progress has been made by the BCBS in a Disclosure framework for climate-related financial risk with the publication of a
4 Regulation (EU) 2024/1623 of the European Parliament and of the Council of 31 May 2024 amending Regulation (EU) No 575/2013 as regards requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor
5 Directive (EU) 2024/1640 of the European Parliament and of the Council of 31 May 2024 on the mechanisms to be put in place by Member States for the prevention of the use of the financial system for the purposes of money laundering or terrorist financing, amending Directive (EU) 2019/1937, and amending and repealing Directive (EU) 2015/849.

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consultation on the disclosure framework for these risks under Pillar 3.
Regarding the prudential framework, the EBA published a consultation on its guidelines for ESG risk management. This consultation responds to the mandate set out in Article 87a of the CRD. The EBA expects to finalize the guidelines at the beginning of 2025. The guidelines set out requirements on internal processes and ESG risk management, to ensure the resilience of the business model and risk profile of institutions in the short (3 years), medium (3-5 years) and long term (at least 10 years). Additionally, the EC report on the review of the prudential framework explores the possibility of extending the macroprudential framework to cover ESG risks.
Meanwhile, in Europe, the gradual implementation (2024-28) of the Corporate Sustainability Reporting Directive (CSRD), which aims to improve the quality and comparability of the sustainability reports of companies subject to this regulation, has begun. In this regard, as of January 1, 2024, the European Sustainability Reporting Standards (hereinafter, ESRS) apply to all companies subject to the CSRD. Additionally, the European Financial Reporting Advisory Group (EFRAG) published three guides to assist companies and other stakeholders in the implementation of the (ESRS), which affect all stakeholders subject to the Directive. The guides relate to (i) the materiality assessment, (ii) the value chain and (iii) ESRS data points. As of the closing date of this report, the CSRD has not yet been transposed into Spanish law.
Regarding due diligence issues, the European Corporate Sustainability Due Diligence Directive (CSDDD), was published in the OJEU in July 2024.
Regarding greenwashing risks, the final report of the European Supervisory Authorities (EBA, ESMA and EIOPA, hereinafter ESAs) was published in June, which included a high-level definition of greenwashing and a set of recommendations for institutions, regulators and supervisors.
Finally, in Spain, the Ministry of Economy, Trade, and Enterprise launched a consultation on the Green Finance Green Paper. This strategic document aims to guide the private sector’s adaptation to the sustainable finance framework.
Macroprudential framework
Globally, the BCBS launched a consultation on the possibility of requiring banks to report information on G-SIB (Global Systemically Important Banks) indicators using daily data averages. Additionally, the FSB, as part of its work plan to improve the resilience of non-bank financial intermediaries (NBFIs), published a follow-up report recommending policies to address financial stability risks arising from leverage and liquidity issues in NBFIs.
At the European level, early in the year, the EC published a report reviewing macroprudential policy. The report highlighted the need to revise the macroprudential framework for banks and NBFIs, acknowledging existing challenges in addressing systemic risks. In May, the EC launched a consultation to assess the adequacy of macroprudential policies for non-bank financial intermediation (NBFI). Furthermore, several European institutions issued reports supporting the use of macroprudential tools to address climate-related systemic risks.
Finally, in Spain, the BdE approved a revised framework for setting the countercyclical capital buffer (CCyB) applicable to institutions for their exposures in Spain. The CCyB percentage in effect as of the fourth quarter of 2024 is set at 0.5%, applicable from October 1, 2025. Subsequently, if cyclical systemic risks remain at a standard level, the CCyB percentage is expected to rise to 1% starting from the fourth quarter of 2025 (applicable from October 1, 2026).
Crisis management framework
At the global level, the Financial Stability Board (FSB) updated its standards to ensure that resolution authorities have access to a set of tools to support the resolution of central counterparties (CCPs).
In Europe, the Single Resolution Board (SRB) published a new package containing Minimum Bail-in Data Templates (MBDT) and released its 2024 MREL policy. This policy allows adjustments in calibrating the Market Confidence Charge (MCC) and monitoring eligibility, among other changes. Meanwhile, the EBA published two consultations, one on the resolution plan reporting framework and another on independent evaluators. The EBA also released a monitoring report on AT1, T2, and TLAC/MREL instruments, suggesting that capital instruments (AT1 and T2) should have a prudential valuation reflecting their loss absorption capacity. It recommended using the carrying amount instead of the nominal for prudential matters and left open the possibility of extending this treatment to MREL-eligible instruments for resolution, a decision for the European resolution authority.
Digital transformation
In 2024, digitalization remained a priority for European authorities, who continued implementing the digital strategy defined by the European Commission (EC) in 2020. The strategy's fundamental pillars include the development and regulation of Artificial Intelligence (AI) and the enhancement of data usage.
Regarding the first pillar, the first Regulation governing AI was approved mid-year in the EU, establishing a set of obligations based on the use and associated risks of AI systems. Most obligations, including those related to high-risk use cases such as credit scoring for individuals and life and health insurance, will apply from August

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2026. Obligations for general-purpose AI will begin to apply in August 2025. On a sector-specific note, the EC conducted a consultation to analyze the specific impact of this technology on financial services and the applicable regulatory framework.
For the second pillar, negotiations continued on the EC's proposal for a new Financial Data Access Regulation (FIDA), which includes obligations for financial institutions to facilitate data sharing with authorized third parties for savings, credit, and investment products.
At the international level, the G20’s Roadmap for enhancing cross-border payments, launched in 2020, continued to progress, as highlighted in the latest FSB progress report published in October 2024. Although the KPIs are still far from being achieved, advances have been made in key actions. However, greater public and private sector efforts are needed to meet the goals set for 2027.
In Europe, the new Payment Services Regulation (PSR) and Directive (PSD3) replacing PSD2 and the E-Money Directive, remain under negotiation in the European Parliament and Council. The PSR will update the requirements applicable to payment services in the EU, introducing significant changes in fraud prevention and account access services (open banking). The Instant Payments Regulation came into force in April 2024 and aims to ensure instant payments are fully available by the end of 2025 for consumers and businesses across all EU and EEA countries.
Additionally, the European Regulation on electronic identification and trust services in electronic transactions (eIDAS2) came into force in 2024. This regulation obliges Member States to create digital identity wallets for citizens by December 2026.
On the other side, according to a Bank for International Settlements (BIS) survey, central banks have significantly increased experimentation and pilots for wholesale central bank digital currencies, with the likelihood of issuing wholesale CBDCs in the coming years surpassing that of retail CBDCs.
To this respect, the European project for a potential issuance of a digital euro — a central bank digital currency (CBDC) for retail use —also progressed last year. On one hand, the European Commission's proposal to establish the legal framework for the potential digital euro, outlining its main features and distribution model, is still under negotiation in the European Council and Parliament. On the other hand, the ECB — responsible for deciding on the issuance of the digital euro — continues with the preparation phase to lay the project´s foundations and has published several reports describing its progress.
Another area of focus for regulators has been crypto-assets. At the international level, the FSB published a progress report in October on the roadmap for implementing the IMF (International Monetary Fund) and FSB policies and regulatory responses to crypto-assets. The report noted progress in implementation across jurisdictions, but also identified challenges, urging authorities to advance in implementing the framework.
At the European level, the new Markets in Cryptoassets Regulation (MiCA), which establishes a series of obligations for issuers and service providers of crypto-assets, was fully implemented. ESMA (European Securities and Markets Authority) and the EBA finalized MiCA's second level regulation.
Additionally, the ESAs worked on developing the second-level regulation for the European Digital Operational Resilience Regulation (DORA), which will apply from 2025 and aims to ensure the resilience of the EU financial sector.
Other regulatory developments
Revitalizing the Capital Markets Union (CMU) is one of the EU's major priorities for the next political cycle. The publication of several reports in 2024, such as the Letta Report, the Noyer Report, and the Draghi Report, highlights its significant political importance. These reports analyze the current state of the CMU and propose various initiatives to reinvigorate the European capital market. Key regulatory initiatives in 2024, the following are worth highlighting those relating to MiFID/MiFIR, EMIR or the Index Regulation, as well as the reform of the securitization framework and the new Regulation for European Long-Term Investment Funds (ELTIFs).
In 2024, the new anti-money laundering and counter-terrorism financing rules, known as the new AML package, were published. This package includes the establishment of the new European AML Authority (AMLA), the Regulation, and the 6th Directive on the prevention of money laundering and terrorist financing (AML&CFT).

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2.3.Contents of the 2024 Prudential Relevance Report
Article 431 (3) CRR
Article 13 of the CRR establishes that the parent entities of the European Union are subject, based on their consolidated situation, to the disclosure requirements set by Part Eight of CRR.
The Prudential Relevance Report (Pillar 3) of the BBVA Group, reflects the prudential information at the consolidated level, corresponding to the year ended December 31, 2024.The Pillar 3 has been prepared in accordance with the precepts contained in Part Eight of the CRR, complying with the guidelines published by EBA as well as the applicable technical implementation standards.
In addition, the main EBA guidelines that apply as of December 31, 2024 are highlighted below:
•Guidelines on materiality, proprietary information, and confidentiality, and on the frequency of disclosure of information according to Article 432, sections 1 and 2, and Article 433 of Regulation (EU) No. 575/2013 (EBA/GL/2014/14). These guidelines detail the process and the criteria to be followed regarding the principles of materiality, proprietary information, confidentiality and the right to omit information, and provide guidance for entities to assess the need to publish information more frequently than the annual one. These guidelines were adopted by the Bank of Spain Executive Commission in February 2015.
•Guidelines amending the EBA/GL/2018/01 guidelines on the uniform disclosure of information pursuant to Article 473a of Regulation (EU) No. 575/2013 (CRR) with regard to transitional provisions to mitigate the impact on own funds caused by the implementation of IFRS 9, aiming to guarantee compliance with the Quick Fix made to the CRR in response to the COVID-19 Pandemic (EBA/GL/2020/12). These guidelines are applicable from August 11, 2020 until the end of the transitional periods contemplated in articles 468 and 473 bis of the CRR (December 31, 2024 and December 31, 2022, respectively).
•Implementing Technical Standards published in June 2020 concerning reporting and disclosure of public information (EBA/ITS/2020/04, hereinafter “CRR2 EBA ITS”).
In these technical implementation standards, the EBA, following the mandate of the European Commission in article 434a of the CRR2, implements the changes introduced by aforementioned regulation, integrating in a single document most of the disclosure requirements to the market that were disseminated in various guidelines published to date.
Additionally, these regulations also aim to unify, as far as possible, public information with the information reported to the Supervisor through integration in regulatory reporting and has meant in some cases the simplification of standard templates that could contain similar information, maintaining only those templates that include just complete and relevant information, such as those referring to the credit quality of the exposures.
Likewise, together with the aforementioned ITS, the EBA publishes for informative purposes a document called mapping tool that interrelates the quantitative information of most of the standard templates required in Pillar 3 with the regulatory reporting, which has been taken into account in the preparation of this report. The implementation of these standards may produce variations in the content and the way in which the information is presented with respect to previous periods.
•Guidelines on the specification and disclosure of systemic importance indicators (EBA/GL/2020/14), adopted by the Bank of Spain Executive Commission. These guidelines have been amended and subsequently adopted by Bank of Spain in 2022 by EBA/GL/2022/12 Guidelines.
•Guidelines on sound remuneration policies under Directive 2013/36/EU (EBA/GL/2021/04). These guidelines were adopted by the Bank of Spain Executive Commission in December 2021. In addition, as regards remuneration, the Guidelines on the benchmarking exercises on remuneration practices, the gender pay gap and approved higher ratios under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, also apply.
•Commission Implementing Regulation (EU) 2022/631 of 13 April 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of exposures to interest rate risk on positions not held in the trading book, published in the Official Journal of the European Union (OJEU) on April 19, 2022.
•Commission implementing regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of environmental, social and governance risks, published in the Official Journal of the European Union (OJEU) on December 19, 2022.
•Implementing Technical Standards (ITS) on disclosure and reporting on the G-SII requirement

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for own funds and eligible liabilities (TLAC) and the minimum requirements for own funds and eligible liabilities (MREL) (EBA/ITS/2020/06).
In addition, the BBVA Group's Pillar 3 for the year ended December 31, 2024 has been prepared by applying the standards for the preparation of the BBVA Group's financial information and, in compliance with the "General Policy for disclosure of economic-financial, non-financial and corporate information" approved by the governance bodies of Banco Bilbao Vizcaya Argentaria, S.A.
Likewise, it should be noted that the data disclosed in the Pillar 3, have been prepared in accordance with the internal processes and controls described in the "Standard for the preparation of periodic public information of Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Group” and the “Procedure for the preparation of the Prudential Relevance Report - Pillar 3”. The aforementioned internal regulations guarantee that the information disclosed in the Pillar 3 is subject to the internal control framework defined by the Group, as well as to an adequate level of internal review.
The Pillar 3 was approved by the Board of Directors at its meeting held on February 27, 2025, after analysis by the Audit Committee at its meeting held on February 25, 2025.
Throughout this report, and, in order to provide greater clarity in compliance with the regulatory requirements, the applicable regulatory references are included in the heading of each corresponding section. The abovementioned references refer to the articles of Part Eight of the CRR, followed, where applicable, by the tables required by EBA/ITS/2020/04, unless expressly indicated in the case of another regulatory publication.
In addition, Annex VIII.a of this report contains the correspondence of the articles of Part Eight of the CRR on disclosure of information that are applicable at the date of the report with the different sections of the document where the required information is found. Likewise, Annex VIII.b contains the correspondence of the articles of Annex II of the Commission Implementing Regulation (EU) 2022/2453 on ESG risk disclosure with the different sections of this report.
The aforementioned annex, together with the other annexes and the tables included in this report, are in an editable format in order to facilitate their treatment, following the recommendations of the EBA Guidelines. This document is called "Pillar 3 2024 - Tables & Annexes" and available in the Shareholders and Investors / Financial Information section of the Group's website.

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2.4.Consolidation perimeters
2.4.1. Differences between the consolidated group for the purposes of solvency regulations and accounting criteria
Article 436 b) CRR
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter “IASB”)), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2024, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
On the basis of accounting criteria, companies are considered to form part of a consolidated group when the parent entity holds or can hold, directly or indirectly, control of them. An institution is understood to control a subsidiary when it is exposed, or is entitled to, variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises over the subsidiary. For control to exist, the following aspects must be fulfilled:
a.Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary.
b.Returns: An investor is exposed, or is entitled to variable returns, as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary. Investor returns can be positive only, negative only, or positive and negative at the same time.
c.Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to, variable returns for its involvement in the subsidiary, but it also has the capacity to use its power to influence the returns it obtains due to its involvement in the subsidiary.
Therefore, in drawing up the Consolidated Financial Statements of BBVA Group, all dependent companies and consolidating structured entities have been consolidated by applying the full consolidation method.
Associated companies, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.
The list of all the companies forming part of the Group is included in the appendices to the Consolidated Financial Statements of BBVA Group.
For the purposes of solvency regulations, the following subsidiaries form part of the consolidated group, as defined in Article 18 of the CRR:
•Credit institutions
•Investment firms
•Financial Institutions
A financial institution is a company, separate from other institutions (credit institution or investment firm), whose main activity may consist of acquiring holdings or performing one or more of the following activities:
•Loans, including in particular consumer finance, credit agreements relating to immovable property, recourse and non-recourse factoring, and financing of commercial transactions (including forfaiting)
•Financial leasing
•Payment services
•Issuing and managing other payment channels (e.g. traveler's checks and bank checks)
•Granting of guarantees and commitments
•Trading on their own account or on behalf of customers on any of the following instruments:
◦Money market instruments (checks, bills, certificates of deposit etc.)
◦Foreign currency
◦Financial futures and options
◦Foreign-exchange or interest-rate instruments
◦Marketable securities
•Participating in the issuance of securities and the provision of corresponding services
•Advising companies with regard to capital structure, industrial strategy and related

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matters, as well as advice and services for mergers and acquisitions of companies
•Brokerage in the interbank markets
•Managing or advising on equity management
•Custody and administration of marketable securities
•Issuance of electronic money
This definition includes financial holding companies, mixed financial holding companies, payment institutions and asset management firms, but excludes pure industrial holding companies, insurance companies, insurance holding companies and mixed insurance holding companies.
•Auxiliary services companies: A company whose main activity is holding or management of property, management of computing services or any other similar activity of an auxiliary nature with regard to the main activity of one or more institutions (credit institution or investment firm).
Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Prudential Relevance Report, the scope of consolidating entities is different from the scope defined for the purposes of drawing up the Consolidated Financial Statements of BBVA Group.
The effect of the difference between the two regulations is mainly due to:
•Withdrawals from the balance made by entities (largely insurance companies regulated by the Solvency II regulatory framework) that are consolidated in the Consolidated Financial Statements of BBVA Group by the full consolidation method and consolidated for the purposes of solvency by applying the equity method.
•Entries to the balance contributed mainly by financial entities, consolidated by applying the equity method at the accounting level, but for the purposes of solvency, are proportionally integrated.
The list of entities that use different consolidation methods in their public and regulatory balance sheets is included in the table EU LI3 in Annex I.
2.4.1.1.Significant transactions in the Group in 2024
During the year 2024 no significant or relevant corporate operations have been completed, without prejudice to the announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A, and which, at the date of publication of this report, remains to be completed.
2.4.1.2.Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter
Articles 436 b), c), d), 437 a) CRR
EU LIA
The following table includes an exercise in transparency to show the reconciliation process between the book balances reported in the public balance sheet (attached to the Consolidated Financial Statements of BBVA Group) and the book balances this report uses (regulatory perimeter), revealing the main differences between both perimeters.

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Table 3. EU CC2 - Reconciliation of regulatory capital to balance sheet (Million Euros. 12-31-2024)

Public Balance Sheet Headings	Public Balance Sheet	Regulatory balance sheet	Reference to template EU CC1
Cash, cash balances at central banks and other demand deposits	51,145	51,241
Financial assets held for trading	108,948	110,037
Non-trading financial assets mandatorily at fair value through profit or loss	10,546	2,291
Financial assets designated at fair value through profit or loss	836	—
Financial assets at fair value through accumulated other comprehensive income	59,002	38,048
Financial assets at amortised cost	502,400	501,789
Derivatives - Hedge accounting	1,158	1,088
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(65)	(65)
Joint ventures and associates	989	3,499
Insurance and reinsurance assets	191	—
Tangible assets	9,759	9,746
Intangible assets	2,490	2,452	g)
Tax assets	18,650	17,601
Of which: deferred tax assets	14,354	13,540	h)
Other assets	5,525	5,580
Non-current assets and disposal groups classified as held for sale	828	792
Total Assets	772,402	744,098
Financial liabilities held for trading	86,591	87,019
Financial liabilities designated at fair value through profit or loss	14,952	4,597
Financial liabilities at amortised cost	584,339	578,934	o) q)
Derivatives - Hedge accounting	2,503	2,324
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—
Liabilities under insurance and reinsurance contracts	10,981	—
Provisions	4,619	4,218
Tax liabilities	3,033	1,969
Of which: deferred tax liabilities	2,458	1,429
Other liabilities	5,370	5,209
Non-current assets and disposal groups classified as held for sale	—	—
Total liabilities	712,388	684,270
Capital	2,824	2,824	a)
Share premium	19,184	19,184	a)
Equity instruments issued other than capital	—	—
Other equity	40	40	c)
Retained earnings	40,693	39,652	b)
Revaluation reserves	—	—
Other reserves	1,814	2,601	c)
Less: treasury shares	(66)	(66)	l)
Profit or loss attributable to owners of the parent	10,054	10,040	e)
Less: interim dividend	(1,668)	(1,668)	e)
Accumulated other comprehensive income (loss)	(17,220)	(16,974)	c)
Minority interests	4,359	4,197
Total equity	60,014	59,828
Total equity and total liabilities	772,402	744,098
The main differences between the public balance sheet and the regulatory balance sheet are due to withdrawals from the balance generated by insurance, real estate and financial entities that are consolidated through the application of the equity method for the amount of €-29,292 million; and balance entries generated by entities that are consolidated using the proportional integration method for an amount of €+988 million.

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The process of reconciliation between accounting equity and regulatory own funds is shown below. Based on the shareholders’ equity reported in the Consolidated Financial Statements of BBVA Group and applying the deductions and adjustments shown in the table below, reaching to the regulatory capital figure eligible for solvency purposes:

Table 4. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter (Million Euros)

Eligible capital own funds	12-31-2024	12-31-2023
Capital	2,824	2,861
Share premium	19,184	19,769
Retained earnings, revaluation reserves and other reserves	42,507	38,251
Other equity	40	40
(-) Treasury shares	(66)	(34)
Attributable to the parent company	10,054	8,019
Attributable dividend	(1,668)	(951)
Total equity	72,875	67,955
Accumulated other comprehensive income (Loss)	(17,220)	(16,254)
Non-controlling interest	4,359	3,564
Shareholders' equity	60,014	55,265
Goodwill and other intangible assets	(1,553)	(1,421)
Differences from solvency and accounting level	(185)	(137)
Equity not eligible at solvency level	(185)	(137)
Other adjustments and deductions (1)	(7,476)	(7,591)
Common Equity Tier 1 (CET 1)	50,799	46,116
Additional Tier 1 before Regulatory Adjustments	6,023	6,033
Total regulatory adjustments of additional Tier 1	—	—
Tier 1	56,822	52,150
Tier 2	9,858	8,182
Total Capital (Tier 1 + Tier 2)	66,680	60,332
Total Minimum capital required (2)	52,427	47,455
(1) Other adjustments and deductions include, among others, the adjustment related to the amount of minority interest not eligible as capital, the amount of the treasury shares repurchase up to the maximum limit authorised by the ECB to BBVA Group and the amount of dividends not yet distributed.

(2) Calculated over minimum total capital applicable for each period.
The following table also shows the risk to which each of the items on the regulatory balance sheet is exposed:

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Table 5. EU LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories (Million Euros. 12-31-2024)

	Carrying values as reported in published financial statements	Carrying Values under scope of regulatory consolidation	Carrying values of items(1)
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the Securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash, cash balances at central banks and other demand deposits	51,145	51,241	51,037	205	—	—	—
Financial assets held for trading	108,948	110,037	—	74,811	—	110,037	—
Non-trading financial assets mandatorily at fair value through profit or loss	10,546	2,291	2,291	—	—	—	—
Financial assets designated at fair value through profit or loss	836	—	—	—	—	—	—
Financial assets at fair value through accumulated other comprehensive income	59,002	38,048	37,220	—	623	205	—
Financial assets at amortised cost	502,400	501,788	477,909	13,582	10,278	—	19
Derivatives - Hedge accounting	1,158	1,088	—	1,088	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(65)	(65)	—	—	—	—	—
Joint ventures and associates	989	3,499	3,499	—	—	—	—
Insurance and reinsurance assets	191	—	—	—	—	—	—
Tangible assets	9,759	9,746	9,746	—	—	—	—
Intangible assets	2,490	2,452	877	—	—	—	1,575
Tax assets(2)	18,650	17,601	16,757	—	—	—	844
Other assets(3)	5,525	5,580	4,319	—	—	—	1,261
Non-current assets and disposal groups classified as held for sale	828	792	792	—	—	—	—
Total assets	772,402	744,098	604,447	89,686	10,902	110,242	3,699
Liabilities
Financial liabilities held for trading	86,591	87,019	—	72,690	—	87,019	—
Financial liabilities designated at fair value through profit or loss	14,952	4,597	—	—	—	—	4,597
Financial liabilities at amortised cost	584,339	578,934	—	29,230	—	—	549,704
Derivatives - Hedge accounting	2,503	2,324	—	2,324	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—	—	—	—	—
Liabilities under insurance and reinsurance contracts	10,981	—	—	—	—	—	—
Provisions	4,619	4,218	667	—	—	—	3,551
Tax liabilities(2)	3,033	1,969	1,209	—	—	—	760
Other liabilities	5,370	5,209	—	—	—	—	5,209
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—
Total Liabilities	712,388	684,270	1,876	104,243	—	87,019	563,821
(1) For the purpose of the template, when a single item is associated with the capital requirements according to more than one risk framework, it is shown in all the columns corresponding to the capital requirements to which it is associated. As a result, the sum of the values of the columns by type of risk may be greater than the carrying value according to the scope of regulatory consolidation.

(2) Deferred tax assets that depend on future income, reduced by the amount of deferred tax liabilities (article 38 of the CRR) are € 3,645 million and have a risk weight of 250% in application of article 48 of the CRR. The remaining tax assets include deferred tax assets that do not depend on future income and current tax assets.

(3) Other assets include mainly an amount of €1,261 million relating to insurance contracts linked to pensions, which are not subject to capital requirements.

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A summary table with the main sources of differences between the amount of exposures in regulatory terms (EAD) and the accounting balances according to the Financial Statements is below:

Table 6. EU LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements (Million Euros. 12-31-2024)

	Total	Items subject to:
		Credit risk framework	Counterparty credit risk framework	Securitisation framework	Market risk framework
Asset carrying value amount under scope of regulatory consolidation	815,277	604,447	89,686	10,902	110,242
Liabilities carrying value amount under scope of regulatory consolidation	193,138	1,876	104,243	—	87,019
Total net amount under regulatory scope of consolidation	622,137	602,571	(14,558)	10,902	23,223
Amount of off-balance-sheet	262,635	260,177	96	2,362
Differences in valuation(1)	(355)	—	—	—	(355)
Differences due to netting agreements (netting, long/short positions) (2)	156,837	—	156,837	—
Differences due to accounting Provisions(3)	5,212	5,210	2	—
Differences due to credit risk mitigation techniques (CRM)	(37,849)	(5,753)	(31,913)	(182)
Differences due to credit conversion factors (CCF)	(167,405)	(167,405)	—	—
Differences due to risk transfer securitisations	(507)	—	—	(2,891)
Other(4)	11,761	377	13,767	—
Exposure amounts considered for regulatory purposes	852,466	695,177	124,231	10,191	22,868
(1) It includes the deduction for prudent valuation adjustments. This deduction is included in row 7 of table EU CC1.
(2) This amount includes the reversal of the accounting netting of derivatives and repurchase agreements to include the netting adjustment applicable in prudential regulation; and the impact of the collateral adjustment on securities financing transactions.

(3) Includes provisions for exposures to credit risk under advanced approach that do not reduce the EAD.
(4) Includes, among others, derivatives counterparty credit risk.
As the table shows, the main sources of difference between the accounting value on the balance sheet and the amount of exposure for regulatory purposes are the inclusion of off-balance sheet items after the conversion factor, the different treatment of the guarantees eligible as risk mitigation techniques and the regulatory treatment of derivative and securities financing transactions (inclusion of netting rules other than those applied in accounting value and the inclusion of the potential future exposure).

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2.4.2.Identification of dependent entities with bank capital below the minimum requirement. Possible impediments to transferring own funds
Article 436 f), g) CRR
EU LIB a), d)
As of December 31, 2024, there are no entities in the Group with capital adequacy below their applicable minimum regulatory requirement.
The Group operates mainly in Spain, Mexico, Turkey and South America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies.
The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds (e.g. via dividends) to the parent company.
In some jurisdictions in which the Group operates, the regulations lay down that dividends may only be paid with the funds available by regulation for this purpose.
2.4.3. Exemptions from capital requirements at the individual or sub-consolidated level
Article 436 h) CRR
EU LIB c)
In accordance with what is set out in the solvency regulations regarding the exemption from capital requirements compliance for Spanish credit institutions belonging to a consolidated group (at individual or sub-consolidated level) established in the aforementioned regulation, the Group obtained exemption from the supervisor on December 30, 2009 for Banco Occidental, S.A. (this exemption was ratified through ECB decision 1024/2013)
In addition, for Financiero de Crédito de Portugal (BBVA IFIC, S.A.), the ECB has decided not to apply prudential requirements individually

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3.Solvency

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3.1.BBVA Group’s regulatory capital tiers
Articles 438 b), 440 CRR
Article 92 of the CRR establishes that credit institutions must maintain the following own funds requirements at all times:
a.Common Equity Tier 1 capital ratio of 4.5%, calculated as Common Equity Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.
b.Tier 1 capital ratio of 6%, calculated as the level of tier capital 1 expressed as a percentage of the total amount of risk-weighted assets.
c.Total capital ratio of 8%, calculated as the total own funds expressed as a percentage of the total amount of risk-weighted assets.
Notwithstanding the application of the Pillar 1 requirement, CRD IV allows competent authorities to require credit institutions to maintain a level of own funds higher than the requirements of Pillar 1 to cover types of risk other than those already covered by the Pillar 1 requirement (this power of the competent authority is commonly referred to as "Pillar 2R" from “Requirement”).
Additionally, CRD IV also grants the power to these authorities to propose an additional indicative buffer that entities should maintain for optimal capitalization (Pillar 2G, for “Guidance”). The latter is non-binding and, therefore, is not part of the official requirement of the entities, which establishes the threshold of the Maximum Distributable Amount (MDA, for its acronym in English). However, not complying with this additional buffer could trigger the definition of additional supervision and control measures by the ECB.
Furthermore, from 2016 and in accordance with CRD IV, credit institutions must comply with the following combined requirement of capital buffers at all times: (i) the capital conservation buffer, (ii) the buffer for global systemically important banks (the "G-SIB" buffer), (iii) the entity-specific countercyclical capital buffer, (iv) the buffer for other systemically important banks ("D-SIB" buffer) and (v) the systemic risk capital buffer. The “combined capital buffer requirement” must be met with Common Equity Tier 1 capital (“CET1”) to cover both minimum capital required by “Pillar 1” and “Pillar 2".
Both the capital conservation buffer and the G-SIB buffer (where appropriate) will apply to credit institutions as it establishes a percentage greater than 0%.
The buffer for global systemically important banks applies to those institutions on the list of global systemically important banks, which is updated annually by the Financial Stability Board (“FSB”). Considering the
fact that BBVA does not appear on that list, as at the report date, the G-SIB buffer does not apply to BBVA. Detailed information on each of the quantitative indicators that form part of the evaluation process is available on the BBVA Group's website.
The Bank of Spain has extensive discretionary powers as regards the countercyclical capital buffer specific to each bank, the buffer for other systemically important financial institutions (which are those institutions considered to be systemically important domestic financial institutions “D-SIB”) and the buffer against systemic risk (to prevent or avoid systemic or macroprudential risk). The European Central Bank (ECB) has the powers to issue recommendations in this respect following the entry into force on November 4, 2014 of the Single Supervisory Mechanism (SSM).
With regard to the minimum capital requirements applicable to the Group as of December 31, 2024, these amount to a minimum CET1 ratio of 9.13%, as well as a minimum total capital ratio of 13.29%.
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025, the ECB has notified the Group that the Pillar 2 requirement is maintained at 1.68% (of which 1.02% at least should be covered by CET1). In addition, the Bank of Spain has preserved the D-SIB buffer requirement that the Group must maintain since January 1, 2025 at the same level as that in effect as of December 31, 2024. Therefore, BBVA must maintain a CET1 capital ratio of 9.13% and a total capital ratio of 13.29% at a consolidated level.
Thus, the consolidated overall capital requirement includes: i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.50%); ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.50%); iii) the capital requirement of Tier 2 of Pillar 1 (2.00%); iv) the CET1 requirement of Pillar 2 (1.02%6), v) the capital requirement of Additional Tier 1 (AT1) of Pillar 2 (0.28%); vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); vii) the capital conservation buffer (2.50% of CET1); viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (1.00% of CET1); and ix) the countercyclical buffer (CCyB) (0.11% of CET1). In addition, the systemic risk buffer represents 0.00% as of December 31, 2024.
The BBVA Group has set the objective of maintaining a fully loaded CET1 ratio at a consolidated level between 11.5% and 12.0%. At the end of the financial year 2023, the fully loaded CET1 ratio was above this target management range.
6 Including 0,18% determined on the basis of the ECB prudential provisioning expectations.

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CET1 phased-in ratio reached 12.88% which represents 375 basis points over the minimum requirement of 9.13%.
The following table shows the CET1 ratio that would trigger restrictions on capital distribution capacity and the capital ratios as of December 2024:

Table 7. Capital distribution constraints (12-31-2024)

	CET1 capital ratio that would trigger capital distribution constraints (%)	Current CET 1 capital ratio (%)
CET1 Pillar 1	4.50%	12.88%
CET1 Pillar 2 (P2R)	1.02%
Capital conservation buffer	2.50%
D-SIB buffer	1.00%
Countercyclical buffer	0.11%
CET1 phased-in minimum plus Basel III buffers (excluding capital used to meet other minimum regulatory capital)	9.13%
CET1 phased-in minimum plus Basel III buffers (including capital used to meet other minimum regulatory capital)	9.26%
The following table shows the distribution by geographical areas of the credit exposure for calculation of the countercyclical capital buffer. Countries where no buffer is established are grouped:

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Table 8.1. EU CCyB1 - Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer (Million Euros. 12-31-2024)

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Geographical breakdown
Germany	369	6,553	273	277	—	7,471	221	—	—	221	2,763	0.93%	0.75
Australia	1	554	1	6	—	561	21	—	—	21	266	0.09%	1.00
Belgium	50	1,472	16	16	—	1,555	50	—	—	51	631	0.21%	1.00
South Korea	40	577	2	2	—	620	16	—	—	16	203	0.07%	1.00
Denmark	—	169	7	4	—	180	7	—	—	7	90	0.03%	2.50
Slovakia	—	114	—	—	—	114	9	—	—	9	111	0.04%	1.50
France	873	8,177	276	280	—	9,605	292	1	—	294	3,670	1.23%	1.00
Hong-Kong	14	2,527	1	1	—	2,543	53	—	—	53	663	0.22%	0.50
Hungary	26	198	—	—	—	224	11	—	—	11	134	0.04%	0.50
Ireland	16	1,652	8	8	603	2,287	45	—	10	54	680	0.23%	1.50
Luxembourg	79	3,118	24	23	—	3,244	163	—	—	163	2,036	0.68%	0.50
Norway	12	91	19	18	—	140	2	—	—	2	29	0.01%	2.50
Netherlands	790	5,403	242	240	—	6,675	233	1	—	234	2,919	0.98%	2.00
United Kingdom	902	10,130	231	241	—	11,503	481	2	—	483	6,041	2.03%	2.00
Czech Republic	3	102	—	—	—	105	4	—	—	4	50	0.02%	1.25
Romania	2,501	4	—	—	—	2,505	140	—	—	140	1,747	0.59%	1.00
Sweden	51	318	24	25	—	419	18	—	—	18	220	0.07%	2.00
Uruguay	2,657	74	—	—	—	2,731	154	—	—	154	1,920	0.65%	0.75
Other countries with countercyclical capital buffer (2)	—	7	—	—	—	8	—	—	—	—	6	—%
Total countries with countercyclical capital buffer	8,385	41,240	1,123	1,139	603	52,490	1,920	5	10	1,935	24,181	8.13%
Argentina	9,861	119	—	—	—	9,980	633	—	—	633	7,911	2.66%
Colombia	16,520	1,205	10	9	—	17,744	1,093	—	—	1,093	13,667	4.60%
Spain	21,947	150,272	1,752	161	9,609	183,742	6,924	107	87	7,118	88,979	29.93%
United States	1,619	34,618	166	171	—	36,574	1,253	6	—	1,260	15,747	5.30%
Italy	228	5,560	12	16	—	5,816	245	—	—	245	3,062	1.03%
Mexico	46,587	48,001	488	502	—	95,578	5,734	73	—	5,807	72,592	24.42%
Peru	20,580	776	1	1	—	21,358	1,245	—	—	1,245	15,558	5.23%
Turkey	53,965	378	118	—	—	54,461	3,468	9	—	3,477	43,463	14.62%
Total countries with a 0% countercyclical buffer or without countercyclical capital buffer (with own funds requirements greater than 1%)	171,306	240,929	2,547	861	9,609	425,253	20,594	197	87	20,878	260,979	87.80%
Other areas (3)	6,190	16,355	122	104	—	22,770	963	4	—	967	12,086	4.07%
Total countries without countercyclical capital buffer (with own funds requirements less than 1%)	6,190	16,355	122	104	—	22,770	963	4	—	967	12,086	4.07%
Total	185,881	298,524	3,792	2,104	10,212	500,513	23,477	206	97	23,780	297,246	100.00%
(1) Credit exposure excludes exposures to Central Governments or Central Banks, Regional Governments or Local Authorities, Public sector entities, Multilateral Development Banks, International Organisations and Institutions in accordance with art. 140.4 of Directive 2013/36/EU.

(2) Includes information on those countries with countercyclical buffers set by their national authorities, but whose individual exposures imply own funds requirements applicable to countercyclical buffer of less than €1 million for the Group. The countries included in this row, as well as their respective buffers are: Armenia (1.5%), Bulgaria (2%), Cyprus (1%), Croatia (1.5%), Slovenia (0.5%), Estonia (1.5%), Iceland (2.5%), Latvia (0.5%) and Lithuania (1%).

(3) A full breakdown of the countries with relevant exposures for the calculation of the countercyclical capital buffer which are included in "Other areas", is in Annex IV.

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Table 8.2. EU CCyB2 - Amount of institution-specific countercyclical capital buffer (Million Euros. 12-31-2024)

Total risk exposure amount	394,468
Institution specific countercyclical buffer rate (1)	0.11%
Institution specific countercyclical buffer requirement	416
(1) Countercyclical capital buffer calculated as of December 2024 in accordance with Commission Delegated Regulation (EU) 2015/1555.
The countercyclical capital buffer requirement applicable to the BBVA Group is approximately 0.11%, which increased 3 basis points compared to December 2023. This requirement means that the Group must maintain an additional capital buffer of 416 million euros at the end of December 2024.
The increase is mainly due to the increase in the requirement in the Netherlands to 2% from 1% in December 2023 and in France to 1% (0.5% in December 2023), as well as the growth of the exposures to the United Kingdom, territory where the Group has significant exposures, which is among the 10 countries where the Group has the largest exposures. The 0.5% increase (to 0.75%) in Uruguay, whose exposures account for approximately 0.65% of the Group's total requirements, also affected, although to a lesser extent. Lastly, the requirement was less affected by the activation or increase of the requirement in other less relevant geographies for the Group.
On the other hand, it should be noted that the Central Bank of Italy (Banca d'Italia) announced on 26 April 2024 the activation of the systemic risk buffer for all credit and counterparty risk exposures in Italy. This buffer has a gradual implementation of 0.5% as of 31 December 2024 and up to 1% applicable as of 30 June 2025.
As set out in the CRR and CRD IV, the Bank of Spain decided to approve the reciprocity of this requirement for Spanish banks that, in its view, have material exposures to the Italian market. This requirement is enforceable on an individual and consolidated basis.
Taking into account this requirement, as at 31 December 2024, the Group must maintain an additional systemic risk buffer of 20 million, to be met with CET1 capital elements. This represents 0.0050% of the CET1 capital requirements as of that date.

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3.2.Eligible own funds
Article 437 a), b), c), d), e) CRR
For the purposes of calculating minimum capital requirements, according to Regulation (EU) 575/2013 and subsequent amendments, which are applicable as of the report date, the elements and instruments of Tier 1 capital are defined as the sum of Common Equity Tier 1 capital (CET1) and additional Tier 1 capital (AT1), as defined in Part Two, Title I, Chapters I to III of the CRR, as well as their corresponding deductions, in accordance with Articles 36 and 56, respectively.
Also considered are the elements of Tier 2 capital defined in Part Two, Title I of Chapter IV, Section I of the CRR. The deductions defined as such in Section II of the same Chapter are also considered.
The level of Common Equity Tier 1 capital essentially comprises the following elements:
a.Capital and share premium: this includes the elements described in article 26 section 1, and 28 of the CRR and the EBA list referred to in Article 26 Section 3 of the CRR.
b.Accumulated gains: in accordance with Article 26. 1 c), the gains that may be used immediately and with no restriction to cover any risk or losses are included, in the event that they occur.
c.Other accumulated income and other reserves: in accordance with Article 26. 1, d) and e), this item primarily classifies the exchange-rate differences and the valuation adjustments associated with the portfolio of financial assets at fair value with changes to other comprehensive income.
d.Minority interests eligible as CET1: includes the sum of the Common Equity Tier 1 capital instruments of a subsidiary that arise in the process of its global consolidation and are attributable to natural or legal third persons other than companies included in the consolidation, calculated in accordance with Article 84 et seq. of the CRR.
e.Net profit of the year attributed to the Group: the independently verified profits are included, net of any possible expense or foreseeable dividend previously authorised by the supervisor (following the treatment set out in Article 5 of Decision (EU) 2015/656 of the ECB). As of December 31, 2024, it includes the prudential accrual of €0.41 /share in cash as Shareholders remuneration related to 2024 Group results, which has been agreed by the Management Board on January, 29, 2025 (pending approval by the General Shareholders' Meeting to be held on March 21, 2025). In addition, the execution of 993 million share buyback program is included, which is subject to obtaining the corresponding authorizations and the communication of the specific terms and conditions of the program prior to the beginning of its execution.
Furthermore, CET1 capital is adjusted mainly through the following deductions:
f.Additional value adjustments: this includes adjustments resulting from the prudent valuation of positions at fair value, as set out in Article 105 of the CRR.
g.Intangible assets: these are included net of the corresponding tax liabilities, as set out in Article 36.1 b) and Article 37 of the CRR. It mainly includes goodwill, software and other intangible assets. The amount shall be deducted from the amount of the accounting revaluation of the intangible assets of the subsidiaries derived from the consolidation of the subsidiaries attributable to persons other than the companies included in the consolidation. This includes the positive effect due to the prudent treatment of software following the publication of Delegated Regulation 2020/2176 of December 22.
h.Deferred tax assets: it includes deferred tax assets that rely on future profitability and do not rise from temporary differences (net of the corresponding tax liabilities when the conditions established in Article 38.3 of the CRR are met), as per Article 36.1 c) and Article 38 of the CRR, mainly loss carryforwards (LCFs).
i.Reserves at fair value related to losses or gains from cash flow hedging: includes value adjustments of cash flow hedging of financial instruments not valued at fair value, including expected cash flows in accordance with Article 33 a) of the CRR.
j.Negative amounts due to the calculation of the expected losses: the default provision on expected losses in exposure weighted by method based on internal ratings, calculated in accordance with Article 36.1 d) of the CRR, is included.
k.Profit and loss at fair value: these are derived from the entity’s own credit risk, in accordance with Article 33 b) of the CRR.
l.Direct, indirect and synthetic holdings of own instruments (treasury stock): includes the shares and other instruments eligible as capital that are held by any of the Group’s consolidating entities, together with those held by non-consolidating entities belonging to the economic Group, as set out in Article 36.1 f) and Article 42 of the CRR. It mainly includes the amount of the treasury stock up to the

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maximum limit authorized by the ECB to the BBVA Group and the financing of own treasury shares.
m.Securitisation: any instance of securitisation that receives a risk weight of 1,250% is included, as set out in Article 36.1 k) ii) of the CRR.
n.Other regulatory adjustments: other CET1 deductions are included according to the CRR, which were not recognised in the above headings, such as:
i.losses and gains at fair value arising from the entity's own credit risk related to derivative liabilities (DVA).
ii.the amount corresponding to the insufficient coverage of non-performing exposures, taking into account both Article 36.1.m) of the CRR and the supervisory expectations on prudential provisions for non-performing exposures published in the Appendix to the ECB Guide on non-performing loans for credit institutions published in March 2018.
iii.the adjustment for the transitional treatment of the impact of IFRS9. In this regard, it is worth mentioning that since 2018, the BBVA Group has applied the static and dynamic treatment of the impacts of IFRS 9, therefore, the phased-in capital and leverage ratios are calculated taking into account the transitional provisions defined in Article 473 bis of the CRR and its subsequent amendments to the aforementioned article introduced by Regulation 2020/873 of the Parliament and of the Council of June 24, 2020 in response to the COVID19 Pandemic, opting to apply section 7a of the aforementioned article in the calculation of the impact of the transitory treatment on phased-in risk-weighted assets. As of December 31, 2024 no adjustment is included for this transitional treatment.
iv.the amount of the deduction arise from significant holdings in financial institutions and deferred tax assets arising from temporary differences that exceed the 10% limit of the CET1, as well as the deduction for exceeding the joint limit of 17.65% of the CET1 according to Article 48.2 of the CRR.
In addition, as of December 31, 2024, the Group do not hold stakes in financial institutions that are excluded from the application of the previously mentioned limits (article 49 of the CRR) and, therefore, the standard template of the EBA EU INS1 shall not be applicable.
In addition, the Group includes as eligible own funds the AT1 capital, which is comprised of:
o.Capital instruments and share premium eligible as AT1: this item includes the perpetual contingent convertible securities that meet the conditions set out in Articles 51 and 52.1, 53 and 54 of the CRR.
p.Qualifying Tier 1 capital included in the consolidated additional capital issued by affiliates and held by third parties: this item includes the amount of additional Tier 1 capital from the subsidiaries, calculated in accordance with Article 85 and 86 of the CRR.
Finally, the Group also includes Tier 2 eligible capital as own funds, which includes the following elements:
q.Capital instruments and Tier 2 share premiums: includes funding that, for credit ranking purposes, comes behind all the common creditors. The issues, moreover, have to fulfil a number of conditions, which are laid out in Article 63 of the CRR, taking into account the transitory provisions established in Part Ten, Chapter 4 of the CRR
r.Eligible own funds instruments eligible as Tier 2 capital issued by subsidiaries and held by third parties: these instruments are included under Articles 87 and 88 of the CRR.
s.Credit risk adjustments: it includes the surplus resulting from comparing the provisions and expected credit losses related to exposures calculated under IRB approach with the limit of 0.6% of the risk-weighted exposure.
t.Tier 2 Regulatory adjustments: this mainly includes direct and indirect holdings of own Tier 2 capital instruments and the adjustment of the element described in letter s) derived from the transitional treatment of the impact of IFRS9.
Annex III outlines the main characteristics of capital instruments eligible for inclusion as additional Tier 1 and Tier 2 capital, in accordance with the standard template EU CCA.

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The amount of total eligible capital, net of deductions, for the different items making up the capital base as of December 31, 2024, June 30, 2024 and December 31, 2024, respectively, is below, in accordance with the requirements for the disclosure of information related to regulatory own funds established by the Implementing Technical Standards (EBA/ITS/2020/04) (Implementing Regulation 2021/637 of March 15, 2021):

Table 9. Amount of capital (EU CC1) (Million Euros)

Reference to template EU CC2(1)	12-31-2024	6-30-2024	12-31-2023
a) Capital and share premium	22,008	22,008	22,629
b) Retained earnings	39,652	39,030	34,889
c) Other accumulated earnings and other reserves	(14,334)	(12,693)	(12,872)
d) Minority interests eligible as CET1	2,343	2,223	1,864
e) Net profit of the year attributable to the Group (2)(3)	5,013	2,491	4,759
Common Equity Tier 1 Capital before other regulatory adjustments	54,681	53,059	51,269
f) Additional value adjustments	(355)	(414)	(362)
g) Intangible assets	(1,553)	(1,462)	(1,421)
h) Deferred tax assets	(844)	(903)	(988)
i) Fair value reserves related to gains or losses on cash flow hedges	(333)	(203)	(114)
j) Expected losses in equity	(199)	(453)	(200)
k) Profit or losses on liabilities measured at fair value	17	(45)	(55)
l) Direct, indirect and synthetic holdings of own instruments	(243)	(319)	(331)
m) Securitisations tranches at 1250%	(23)	(7)	—
n) Other CET1 regulatory adjustments (4)	(349)	(393)	(1,681)
Total Common Equity Tier 1 regulatory adjustments	(3,882)	(4,199)	(5,153)
Common Equity Tier 1 (CET1)	50,799	48,860	46,116
o) Equity instruments and AT1 share premium	5,638	5,552	5,715
p) Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	386	363	319
Additional Tier 1 before regulatory adjustments	6,023	5,916	6,033
Additional Tier 1 (AT1)	6,023	5,916	6,033
Tier 1 (Common Equity Tier 1+Additional Tier 1)	56,822	54,776	52,150
q) Equity instruments and Tier 2 share premiums	5,629	5,601	5,214
r) Eligible own funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties	4,192	3,877	2,890
s) Credit risk adjustments	47	—	88
Tier 2 before regulatory adjustments	9,868	9,477	8,192
t) Tier 2 regulatory adjustments	(10)	(10)	(10)
Tier 2	9,858	9,467	8,182
Total Capital (Total capital = Tier 1 + Tier 2)	66,680	64,243	60,332
Total RWA	394,468	383,179	363,915
CET 1 (phased-in)	12.88%	12.75%	12.67%
CET 1 (fully loaded)	12.88%	12.75%	12.67%
TIER 1 (phased-in)	14.40%	14.30%	14.33%
TIER 1 (fully loaded)	14.40%	14.30%	14.33%
Total Capital (phased-in)	16.90%	16.77%	16.58%
Total Capital (fully loaded)	16.90%	16.77%	16.58%
(1) References to regulatory balance sheet (EU CC2) where these items are included.
(2) As of December 31, 2023, the cash dividend from the total shareholder remuneration approved by the General Shareholders' Meeting is deducted.
(3) As of December 31, 2024, the foreseeable total shareholder remuneration, including cash dividend and share buy-back program raised for approval by the General Shareholders' Meeting is deducted.
(4) As of December 31, 2023, the share buy-back component from the total shareholder remuneration approved by the General Shareholders' Meeting is deducted.
The CET1 fully loaded ratio of the BBVA Group (hereinafter, the Group) stood at 12.88% at the end of December 2024, representing a large management buffer over the Group's CET 1 requirement (9.13%) and over the Group's target management range of between 11.5 - 12% of CET 1. The phased-in CET 1 ratio was also 12.88%, given that there is no difference between the two ratios by the effect of the transitional adjustments of the IFRS9 impacts on solvency indicators.
The fully loaded CET1 ratio increased by +21 basis points, mainly explained by the great generation of earnings in the year (+276 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of +127 basis points.
Meanwhile, the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms, mainly as a result of the increase in the loan portfolio, and, to a lesser extent, debt securities, as well as risk transfers that drained the ratio by -155 basis points.

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Finally, the other elements that make up CET1 had a positive contribution of +49 basis points; these include the calculation of minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position value loss in hyperinflationary economies recorded in results as well as the valuation of portfolios classified as HTC&S. In addition, the negative effects of market evolution are also included, with the currency effect being particularly negative, mainly represented by the depreciation of Mexican peso and, to a lesser extent, the depreciation of Turkish lira and the appreciation of US dollar.
Consolidated fully loaded Additional Tier 1 (AT1) capital fully loaded stood at 1.53% as of December 31, 2024, -13 basis points lower than in 2023. In June 2024, BBVA, S.A completed an issuance for an amount of €750 million Contingent Convertible instruments (CoCos) in June 2024. In addition, in March 2024, the call for redemption of another issuance of Contingent Convertible instruments for a total amount of €1.0 billion was made.
The Tier 2 fully loaded ratio stood at 2.50% which represents an increase of +25 basis points compared to 2023, mainly due to the issuance of a subordinated bonds in Spain for €1.25 billion and €1.0 billion in February and August 2024, respectively, and, to a lesser extent, the issuance in Mexico, Turkey and Peru of subordinated debt for amounts of USD 900 million, USD
500 million and USD 300 million, respectively in the first quarter, in addition to the issuance in December of USD 750 million of subordinated debt in Turkey. On the other hand, a subordinated debt issuance amounting to €750 million was redeemed in Spain. In addition, in December, the early redemption of another issuance of €1.0 billion was announced, which was completed in January 2025. In addition, in Turkey, one issuance was partially redeemed, amounting to USD 134 million, and the early redemption of another issuance of 750 million Turkish liras was announced and completed in February.
As a result of the above, the total fully loaded capital ratio stood at 16.90% as of December 31, 2024. The total phased-in capital ratio was also 16.90% as of the same date.
Already in 2025, BBVA, S.A. issued CoCos by USD 1.0 billion in January. On the other hand, BBVA, S.A also announced the early redemption of another issuance for the same amount, which is expected to be completed in March. In addition, with the aim of reinforcing Tier 2, BBVA, S.A. issued a subordinated bond for €1.0 billion at the end of February.
The composition of the fully loaded total capital ratio as of December 31, 2023 and December 31, 2024 is shown below:

Chart 7. Composition of the fully loaded total capital ratio

16.58%
16.90%
2.25%
2.50%
1.66%
1.53%
12.67%
12.88%
Tier 2
AT1
CET1
December 2023
December 2024

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Regarding the specific variation during the quarter, the Group’s CET1 fully loaded increased by 4 basis points with respect to the September level (12.84%).
The strong earnings generation during the quarter (+64 basis points), net of shareholder remuneration and payment of capital instruments (CoCos), generated a positive contribution of +29 basis points to CET1 ratio, which more than compensate the growth of risk-weighted assets (RWA) derived from the organic growth of activity in constant terms and the risk transfer initiatives in the period (consumption of -18 basis points), in line with the Group's strategy of continuing to promote profitable growth.
Among the remaining impacts that drain the ratio by -7 basis points, those associated with market variables stand out, particularly the negative evolution in the quarter due to the performance of the main currencies (highlighting the impact of the US dollar evolution) and, to a lesser extent, the valuation of fixed income portfolios.
The AT1 fully loaded ratio stood at 1.53% not showing any variation (0 basis points) compared to September 30, 2024. Merely impacted in the quarter by organic RWA growth, offset by the currency effect.
The Tier 2 fully loaded ratio has experienced a significant variation in the quarter (-23 basis points), mainly impacted by the announcement of the early redemption of one €1.0 billion issuance, which means, for all practical purposes, the end of its computability. In addition, in Turkey, a USD 750 million of subordinated debt was issued, a USD 134 million issuance has been partially redeemed, and an issuance amounting 750 million Turkish lira was announced to be fully redeemed, effectively completed in February.

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3.3.Own Funds requirements by risk type
3.3.1. Entity risk profile
Article 438 d) CRR
The BBVA Group has a general risk management and control model (hereinafter, the “Model”) that is appropriate for its business model, its organisation, the countries where it operates and its corporate governance system. This model allows the Group to carry out its activity within the risk management and control strategy and policy defined by the corporate bodies of BBVA and to adapt itself to a changing economic and regulatory environment, facing this management at a global level and aligned to the circumstances at all times. The Model establishes a suitable risk management system related to the risk profile and strategy of the entity.

The types of risk inherent in the business that make up the risk profile of the Group are as follows:
•Credit risk and dilution: Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes counterparty risk, issuer risk, liquidation risk and country risk.
•Counterparty risk: The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.
•Credit Valuation Adjustment Risk (CVA): Its aim is to reflect the impact on the fair value of the counterparty’s credit risk, resulting from OTC derivative instruments which are not recognised credit derivatives for the purpose of reducing the amount of credit risk weighted exposure
•Market risk: Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in the trading book. This includes risk with respect to the position in debt and equity instruments, exchange rate risk and commodity risk.
•Operational risk: a risk that may cause losses as a result of human error; inadequate or defective internal processes; inadequate conduct toward customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks; risks resulting from workforce and occupational health management; and inadequate service provided by suppliers. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.
•Structural risk: This is divided into structural interest-rate risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and structural exchange-rate risk (exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment).
•Liquidity risk: Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the Group’s image or reputation.
•Reputational risk: Considered to be the potential loss in earnings as a result of events that may negatively affect the perception of the Group’s different stakeholders.
The following table shows the total capital requirements broken down by risk type as of quarter-end from December 31, 2023 to December 31, 2024:

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Table 10. EU OV1 - Overview of RWA (Million Euros)

	RWEAs(1)					Minimum Capital Requirements (2) (3)
	12-31-2024	9-30-2024	6-30-2024	3-31-2024	12-31-2023	12-31-2024
Credit risk (excluding CCR) (4) (11) (12)	332,126	315,687	321,041	319,549	306,177	26,570
Of which the standardised approach (5)	163,518	153,587	157,286	158,367	147,485	13,081
Of which the Foundation IRB (F-IRB) approach	—	—	—	—	—	—
Of which: slotting approach	8,225	7,070	6,238	5,970	5,809	658
Of which equity IRB under the simple risk-weighted approach(6)	2,456	2,937	3,171	3,760	3,269	196
Of which the Advanced IRB (A-IRB) approach (7)	143,562	138,419	141,253	139,600	138,722	11,485
Counterparty credit risk - CCR	11,225	12,526	11,138	11,224	10,288	898
Of which the standardised approach (8)	7,045	6,884	6,463	6,905	6,333	564
Of which internal model method (IMM)	—	—	—	—	—	—
Of which exposures to a CCP(9)	406	882	754	797	726	33
Of which credit valuation adjustment - CVA	1,307	1,261	1,173	1,243	1,429	105
Of which other CCR	2,466	3,500	2,747	2,279	1,800	197
Settlement risk	1	—	—	—	44	—
Securitisation exposures in the non-trading book (after the cap)(10)	1,212	758	677	646	502	97
Of which internal assessment approach (SEC-IRBA)	1,087	649	579	579	434	87
Of which external assessment approach (SEC-ERBA)	125	109	98	67	68	10
Of which standardised approach (SEC-SA)	—	—	—	—	—	—
Of which 1250% / deduction (10)	—	—	—	—	—	—
Market Risk (11)	17,105	17,052	17,044	16,157	16,101	1,368
Of which the standardised approach (SA)	6,753	7,084	7,098	6,331	6,464	540
Of which IMA	10,052	9,968	9,946	9,317	8,406	804
Large exposures	—	—	—	—	—	—
Operational risk	32,799	33,496	33,278	32,467	30,805	2,624
Of which basic indicator approach	1,485	1,189	1,248	1,261	1,297	119
Of which standardised approach	31,314	27,250	28,658	29,520	29,508	2,505
Of which advanced measurement approach	—	—	—	—	—	—
Amounts below the thresholds for deduction (subject to 250% risk weight) (13)	17,818	16,798	18,340	18,280	17,296	1,425
Total	394,468	379,520	383,179	380,044	363,915	31,557
(1) Risk-weighted assets according to the phased-in period. In the periods showed these RWA coincide with those corresponding to fully loaded.
(2) Considering the minimum total capital requirement of 8% (Article 92 of the CRR).
(3) Under the total capital requirement ratio after the supervisory review process (SREP), the total capital requirement ratio amounts to 13.29% (€52,427 million as of the reporting date).
(4) Including amounts below the deduction thresholds subject to 250% weight (DTAs rise to €9,113million and significant investments in financial sector entities and insurance companies amounting to €8,705 million).

(5) Excluding deferred tax assets arising from temporary differences subject to 250% risk weight in accordance with Article 48.4 CRR. This amount is €9,113 million as of December 31, 2024.
(6) It only includes equity exposures under the simple method of IRB approach.
(7) It only includes credit risk exposures under the advanced internal ratings-based approach (AIRB).
(8) It only includes SA-CCR for derivatives.
(9) This row includes the total RWA corresponding to exposures with central counterparties (CCPs), both qualified and non-qualified, among which are also the initial margins.
(10) The BBVA Group deducts from capital those securitisations meeting the deduction requirements, so it does not apply a weight of 1,250% to these exposures. In this row, the value of €269 million that would result from applying this weight to the exposures deducted is not included.

(11) This line includes capital consumptions that the Group incorporates to reflect a more conservative treatment of certain elements in accordance with article 3 CRR.
(12) This line includes RWA consumption of cryptoasset exposures, which is broken down in section 4.7
(13) The information in this row is disclosed for information purposes only, as the amount included here is also included in row 1, where institutions are requested to disclose information on credit risk. As a consequence, this row should not be taken into account when calculating the total indicated at the bottom of the table.

Total risk-weighted assets are shown below, broken down by type of risk (where credit risk includes counterparty risk) as of December 31, 2024 and December 31, 2023:

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Chart 9. Distribution of RWA by risk type eligible on Pillar 1

2024
Credit Risk [1]
Trading-book Activity Risk
Exchange Rate Risk
Operational Risk
8.3%
1.0%
3.3%
87.4%
2023
Credit Risk [1]
Trading-book Activity Risk
Exchange Rate Risk
Operational Risk
8.5%
1.0%
3.1%
87.4%

1. Credit Risk includes CVA risk

3.3.2. Breakdown of minimum capital requirements by risk type
Article 438 d) CRR
This section provides an overview of risk-weighted assets and the minimum capital requirements established by Article 92 of the CRR.
The following table is a breakdown of risk-weighted assets and capital requirements broken down by risk type and exposure categories as of December 31, 2024, September 30, 2024 and December 31, 2023:

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Table 11. Capital requirements by risk type and exposure class (Million Euros)

	RWA(1)			Capital requirements(2)
Exposure Class and risk type	12-31-2024	9-30-2024	12-31-2023	12-31-2024	9-30-2024	12-31-2023
Credit Risk	166,631	157,104	150,580	13,331	12,568	12,046
Central governments or central banks	29,243	27,718	29,349	2,339	2,217	2,348
Regional governments or local authorities	1,255	1,156	1,320	100	93	106
Public sector entities	842	804	932	67	64	75
Multilateral development banks	6	6	6	—	—	—
International organisations	—	—	—	—	—	—
Institutions	4,614	4,671	4,548	369	374	364
Corporates	51,937	51,233	45,522	4,155	4,099	3,642
Retail	47,488	43,050	39,973	3,799	3,444	3,198
Secured by mortgages on immovable property	11,572	10,754	11,056	926	860	884
Exposures in default	3,152	3,209	3,064	252	257	245
Exposures associated with particularly high risk	3,235	3,007	3,219	259	241	258
Covered bonds	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	3	—	—	—	—
Collective investments undertakings	3	1	1	—	—	—
Equity exposures	—	—	—	—	—	—
Other exposures	13,283	11,494	11,590	1,063	920	927
Total credit risk by standardised approach	166,631	157,104	150,580	13,331	12,568	12,046
Credit Risk	158,482	153,150	150,223	12,679	12,252	12,018
Central governments or central banks	1,208	1,695	1,249	97	136	100
Institutions	10,400	11,061	8,407	832	885	673
Corporates	104,329	99,095	95,402	8,346	7,928	7,632
Of which: SMEs	18,887	18,445	17,942	1,511	1,476	1,435
Of which: Specialised lending	8,490	7,353	6,060	679	588	485
Of which: Others	76,952	73,297	71,401	6,156	5,864	5,712
Retail	42,546	41,299	45,164	3,404	3,304	3,613
Of which: Secured by mortgages on immovable property (SME)	1,659	1,716	1,844	133	137	147
Of which: Secured by mortgages on immovable property (non-SME)	14,104	14,248	15,721	1,128	1,140	1,258
Of which: Qualifying revolving	17,027	16,173	17,710	1,362	1,294	1,417
Of which: Other SMEs	2,099	2,002	1,902	168	160	152
Of which: Other Non-SMEs	7,658	7,159	7,988	613	573	639
Equity	15,914	16,611	14,161	1,273	1,329	1,133
Simple risk weight approach	2,456	2,937	3,269	196	235	262
Exposures in sufficiently diversified portfolios (RW 190%)	1,562	2,206	1,727	125	176	138
Exchange traded exposures (RW 290%)	895	731	836	72	59	67
Others (RW 370%)	—	—	706	—	—	57
PD/LGD approach	2,632	2,809	2,320	211	225	186
Internal models approach	439	803	257	35	64	21
Exposures subject to 250% risk weght	8,705	8,754	8,314	696	700	665
CIU exposures subject to the fall-back approach	1,682	1,307	—	135	105	—
Total credit risk by IRB approach	174,396	169,760	164,384	13,952	13,581	13,151
Total contributions to the default fund of a CCP	110	89	72	9	7	6
Securitisation exposures	1,212	758	502	97	61	40
Total credit risk	342,349	327,711	315,538	27,388	26,217	25,243
Settlement risk	1	—	44	—	—	3
Standardised approach:	6,753	7,084	6,464	540	567	517
Of which: Fixed income price risk	2,876	2,872	2,697	230	230	216
Of which: Equity market risk	6	7	15	1	1	1
Of which: Price risk in CIUs	37	94	119	3	8	10
Of which: Foreign exchange risk	3,833	4,111	3,632	307	329	291
Of which: Commodities risk	—	—	—	—	—	—
IMA: Market Risk	10,052	9,968	8,406	804	797	672
Total trading book risk	16,805	17,052	14,870	1,344	1,364	1,190
CVA risk	1,307	1,261	1,429	105	101	114
Operational risk	32,799	28,438	30,805	2,624	2,275	2,464
Others (3)	1,206	5,058	1,231	96	405	98
Capital requirements	394,468	379,520	363,915	31,557	30,362	29,113
(1) Risk-weighted assets according to the phased-in period. In the periods showed these RWA coincide with those corresponding to fully loaded.
(2) Calculated on the minimum total capital requirements of 8% (Article 92 of the CRR).
(3) This line includes capital consumptions that the Group incorporates to reflect a more conservative treatment of certain elements in accordance with article 3 CRR, as well as exposures to cryptoassets.

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In 2024, risk-weighted assets have grown by approximately €30 billion, mainly in credit risk, and to a lesser extent in operational risk and market risk.
On the other hand, the exchange rate effect led to a reduction of around €13 billion, concentrated in Mexico and Turkey.
The evolution of RWA by type of risk is explained in more detail in the respective sections of the report.
The full series of the capital requirements and RWA by risk type, during the year 2024, is available in the editable file "Pillar 3 2024 - Tables & Annexes".

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3.4.IFRS 9 and OCI Transitional Arrangements
EBA/GL/2018/01
The table below shows a comparison of institutions' own funds and capital and leverage ratios with and without the application of the transitional treatment of IFRS9 impact, and with and without the application of the transitional treatment in accordance with Article 468 of the CRR, according to the standard format set by EBA guidelines (EBA/GL/2018/01).
Since 2018 BBVA Group has applied the transitional treatment of IFRS9 impact. Therefore, phased-in capital ratios and leverage ratio are calculated taking into account the transitional provisions as defined by article 473a of the CRR and its subsequent amendments made by Regulation 2020/873 of the Parliament and Council of 24 June 2020 in response to the COVID-19 pandemic. The Group also applies paragraph 7a of the aforementioned article in calculating the impact of the transitional treatment on phased-in risk-weighted assets.
The aforementioned static transitional treatment ceased to be in effect on January 1, 2023, and therefore, from that date until December 31, 2024, the ratio was only affected by the dynamic treatment.
In addition, the Group decided not to apply the transitional treatment of unrealised gains and losses measured at fair value through other comprehensive income (hereinafter, unrealised gains and losses measured at FVTOCI) outlined in Article 1, Paragraph 6 of the aforementioned regulation amending Article 468 of the CRR. This transitional provision ended on 1 January 2023.
As of December 31, 2024, the transitional provisions have no impact on the ratio, so fully loaded and phased-in are the same.

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Table 12. IFRS 9-FL - Comparison of institutions’ own funds and capital and leverage ratios with and without the application of transitional arrangements for IFRS 9 or analogous ECLs and with and without the application of the temporary treatment of gains and losses measured at Fair Value through OCI (Million Euros)

Available capital (Million Euros)	12-31-2024	9-30-2024	6-30-2024	3-31-2024	12-31-2023
Common Equity Tier 1 Capital (CET1)	50,799	48,715	48,860	48,740	46,116
Common Equity Tier 1 (CET1) if the transitional provisions of IFRS 9 or similar ECL had not been applied	50,799	48,715	48,860	48,740	46,116
Common Equity Tier 1 (CET1) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Tier 1 capital (T1)	56,822	54,503	54,776	53,868	52,150
Tier 1 capital (T1) if the transitional provisions of IFRS 9 or similar ECL had not been applied	56,822	54,503	54,776	53,868	52,150
Tier 1 (T1) capital if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Total capital	66,680	64,844	64,243	63,318	60,332
Total capital if the transitional provisions of IFRS 9 or similar ECL had not been applied	66,680	64,844	64,243	63,318	60,332
Total capital if the transitional treatment of unrealized gains and losses measured at fair value with changes in OCI had not been applied (other comprehensive income)
Risk-weighted assets (Million Euros)
Total risk-weighted assets	394,468	379,520	383,179	380,044	363,915
Total risk-weighted assets had the transitional provisions of IFRS 9 or similar ECL not been applied	394,468	379,520	383,179	380,044	363,915
Total risk-weighted assets if the transitional treatment of unrealised gains and losses measured at fair value through OCI had not been applied (other comprehensive income)
Capital ratios
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount)	12.88%	12.84%	12.75%	12.82%	12.67%
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount) if the transitional provisions of IFRS 9 or similar ECL had not been applied	12.88%	12.84%	12.75%	12.82%	12.67%
Common Equity Tier 1 (CET1) (as a percentage of the risk exposure amount) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Tier 1 capital (T1) (as a percentage of the amount of the exposure)	14.40%	14.36%	14.30%	14.17%	14.33%
Tier 1 capital (T1) (as a percentage of the exposure amount) if the transitional provisions of IFRS 9 or similar ECL had not been applied	14.40%	14.36%	14.30%	14.17%	14.33%
Tier 1 (T1) capital (as a percentage of the exposure amount) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Total capital (as a percentage of the amount of the exposure)	16.90%	17.09%	16.77%	16.66%	16.58%
Total capital (as a percentage of the amount of the exposure) if the transitional provisions of IFRS 9 or similar ECL had not been applied	16.90%	17.09%	16.77%	16.66%	16.58%
Total capital (as a percentage of the amount of the risk exposure) if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied
Leverage ratio
Measurement of total exposure corresponding to the leverage ratio (Million Euros)	834,488	825,479	809,063	830,725	797,888
Leverage ratio	6.81%	6.60%	6.77%	6.48%	6.54%
Leverage ratio if the transitional provisions of IFRS 9 or similar ECL had not been applied	6.81%	6.60%	6.77%	6.48%	6.54%
Leverage ratio if the transitional treatment of unrealized gains and losses measured at fair value through OCI (other comprehensive income) had not been applied

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3.5.Procedure used in the capital self-assessment process
Article 438 a) CRR
EU OVC a)
The Group carries out the internal capital assessment process in accordance with the Capital Requirements Directive 2013/36/EU and guidelines on the supervisory review and evaluation process (SREP) published by the European Banking Authority. In accordance with Article 108 of the Capital Requirements Directive (2013/36/EU), the Group complies with the obligations set out in Article 73 thereof on a consolidated basis. Furthermore, the document is structured on the basis of the ECB's guidance on the internal capital adequacy assessment process (ICAAP) of November 2018.
Within the framework of the internal capital assessment process, the Group assesses and quantifies all risk that could significantly affect its capital position and draws a conclusion on the capital adequacy from a holistic medium-term perspective.
The Group applies a proportionate approach that aims to ensure the entity's survival and continued compliance with all legal and internal requirements. In addition to regulatory and accounting perspectives, the Group bases its capital adequacy position analysis on a sound internal approach in which its capital position is assessed under an economic vision, which includes quantifying capital needs for risk covered in Pillar 1 of Basel and the needs due to risk not covered by Pillar 1.
The following are some of the points assessed in the internal capital assessment process:
•Business and strategy model, describing both the changes planned by the bank in the current business model and its underlying activities such as the relationship between the business strategy and internal capital assessment process.
•Internal governance, risk management and the control framework, reviewing the processes and mechanisms that ensure that the bank has a sound and integrated framework for managing present and future material risk.
•Risk appetite framework, describing the correspondence between this framework and the bank’s business strategy and model.
•Identification and assessment of risk (including credit, operational, market, liquidity and other structural risk) and quantification of the capital necessary to cover them, with a quantitative reconciliation between the Pillar 1 and Pillar 2 approaches.
•Planning capital under baseline and stress scenarios, projecting the capital base of the Group, the parent and its main subsidiaries over the next four years and analysing capital sufficiency in accordance with the regulatory requirements and the internal objectives set out by the entity for the close of the period, also dealing with the planned capital actions.
This internal capital assessment process concludes with submission to the supervisor of an annual report on the process. The report plays a key role in the review and evaluation methodology applied by the Single Supervisory Mechanism, and is an important element for determining capital requirements under Pillar 2.

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3.6.Leverage Ratio
Article 451 (1) a), b), d), e) CRR
EU LRA
The leverage ratio (LR) is a regulatory measure (not risk-based) complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness.
The entry into force of CRR2 in June 2021 meant the equalization, at the regulatory level, of the leverage ratio with that of capital, through the establishment of a Pillar 1 minimum requirement of 3%, added to the article 92. In addition, this regulation, also establishes an additional requirement for those entities considered to be of global systemic importance (GSII).
Furthermore, CRD V, as well as for regulatory capital, incorporates supervisory discretion so that the competent authority can establish an additional requirement (Pillar 2R), as well as an indicative buffer to cover excessive leverage (Pillar 2G).
As of December 31, 2023, the BBVA Group does not have any additional LR requirement, so the applicable requirement is 3%.
On the following chart, it is showed the leverage ratio quarterly evolution along the year, as well as its components:
Described below are the elements making up the leverage ratio, in accordance with CRR2:
•Tier 1 capital (letter i in the following table): Section 3.2. of this Document presents details of the eligible own funds, calculated based on the criteria defined in the CRR.
•Total Exposure: As set out in Article 429 of the CRR, the total exposure measure generally follows the book value subject to the following considerations:
◦On-balance sheet exposure other than derivatives is included net of allowances and accounting valuation adjustments.
◦The measure of the Group’s total exposure is composed of the total assets as per financial statements adjusted for reconciliation between the accounting perimeter and the prudential perimeter.
Total exposure for the purpose of calculating the leverage ratio is composed by the sum of the exposure values of:
•Assets: the exposure value of an asset item will be its accounting value remaining after the application of specific credit risk adjustments. In general terms, securities financing transactions will not be compensated except for certain conditions.
•Derivatives contracts: the Entity calculates the exposure value of derivatives contracts in accordance with the standard method of counterparty risk (SA-CCR). When calculating the exposure value, the effects of compensation agreements (netting) will be taken into account. For the purposes of calculating the exposure value, collateral received will not be included, except under certain conditions.
•Add-ons for counterparty credit risk of securities financing transactions (SFTs): in addition to the calculation of the exposure value of securities financing transactions, included in the first point, the total exposure measure shall include an add-on due to counterparty credit risk in accordance with article 429e of the CRR2.
•Off-balance sheet items: these correspond to risk and contingent liabilities and commitments, mainly collateral and undrawn balances. A minimum floor is applied to conversion factors (CCFs) of 10% in line with the provisions of the Article 429f (3) of CRR2.
•Regular-way purchases or sales awaiting settlement.
The exposures excluded from the total exposure measure are:
•Tier 1 deductions: all those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposure. The main deductions are intangible assets, loss carry forwards and other deductions defined in Article 36 of CRR2 and indicated in section 3.2 of this report.

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The table below shows a breakdown of the main items making up the leverage ratio as of December 31, 2024, June 30, 2024 and as of December 31, 2023.

Table 13. EU LR1 - Summary reconciliation of accounting assets and exposure corresponding to the Leverage Ratio (Million Euros)

	12-31-2024		9-30-2024		12-31-2023
	Phased-In	Fully Loaded	Phased-In	Fully Loaded	Phased-In	Fully Loaded
(a) Total assets as published financial statements	772,402	772,402	769,341	769,341	775,558	775,558
(b) Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(28,304)	(28,304)	(27,270)	(27,270)	(27,314)	(27,314)
(Adjustment for securitised exposures that meet the operational requirements for the recognition of risk transference)	(3,035)	(3,035)	(3,276)	(3,276)	(2,097)	(2,097)
(Adjustment for temporary exemption of exposures to central bank (if applicable))	—	—	—	—	—	—
(Adjustment for fiduciary assets recognised on the balance sheet pursuant to the applicable accounting framework but excluded from the leverage ratio total exposure measure in accordance with Article 429a(1)(i) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
Adjustment for regular-way purchases and sales of financial assets subject to trade date accounting	—	—	—	—	—	—
Adjustment for eligible cash pooling transactions	—	—	—	—	—	—
(c) Adjustments for derivative financial instruments	(1,650)	(1,650)	785	785	(8,339)	(8,339)
(d) Adjustments for securities financing transactions "SFTs"	10,629	10,629	8,930	8,930	(5,834)	(5,834)
(e) Adjustment for off-balance sheet items(1)	88,298	88,298	81,102	81,102	70,488	70,488
(Adjustment for prudent valuation adjustments and general credit risk adjustments which have reduced Tier 1 capital)	—	—	—	—	—	—
(f) (Adjustment for intragroup exposures excluded from the leverage ratio exposure measure in accordance with Article 429 (7) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
(g) (Adjustment for exposures excluded from the total exposure measure corresponding to the leverage ratio under Article 429(14) of Regulation (EU) No 575/2013)	—	—	—	—	—	—
(h) Other adjustments	(3,852)	(3,852)	(4,133)	(4,133)	(4,574)	(4,574)
Leverage ratio total exposure measure	834,488	834,488	825,479	825,479	797,888	797,888
Capital Tier 1	56,822	56,822	54,503	54,503	52,150	52,150
Leverage ratio	6.81%	6.81%	6.60%	6.60%	6.54%	6.54%
(1) Corresponds to the off-balance sheet exposure after applying the conversion factors obtained in accordance with Article 429(10) of the CRR.
The full series of the reconciliation of the leverage ratio exposure, during the year 2024, is available in the editable file "Pillar 3 2024 - Tables & Annexes".
As of December 31, 2024, the phased-in leverage ratio stood at 6.81% (6.81% fully loaded), 21 basis points higher than September 2024. This increase is mainly due to the positive evolution of Tier 1 capital contributing positively with 28 basis points on the leverage ratio. The exposure measure subtracted 7 basis points to the leverage ratio, evolving in line with the Group's asset growth.
Additionally, during the year, it is worth highlighting the efficiency of the results generation as the main driver of
Tier 1 with respect to the organic evolution of the balance sheet, which has resulted in an increase of 27 basis points compared to December 31, 2023 (6.54% phased-in).
Annex V includes the complete breakdown of the elements making up the leverage ratio, in the standardised EU LR2 template.
The table below includes the breakdown of on balance sheet exposures, excluding derivatives and securities financing transactions.

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Table 14. EU LR3 - Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures) (Millon euros)

	12-31-2024		6-30-2024		12-31-2023
	Phased-In	Fully Loaded	Phased-In	Fully Loaded	Phased-In	Fully Loaded
Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	655,531	655,531	634,815	634,815	627,896	627,896
Trading book exposures	35,353	35,353	40,684	40,684	32,619	32,619
Banking book exposures, of which:	620,178	620,178	594,130	594,130	595,277	595,277
Covered bonds	1,934	1,934	2,050	2,050	1,881	1,881
Exposures treated as sovereigns	161,322	161,322	141,335	141,335	174,602	174,602
Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	10,357	10,357	11,164	11,164	11,685	11,685
Institutions	19,344	19,344	23,274	23,274	18,090	18,090
Secured by mortgages of immovable properties	104,926	104,926	108,117	108,117	107,550	107,550
Retail exposures	102,251	102,251	99,568	99,568	91,903	91,903
Corporates	159,560	159,560	155,376	155,376	140,924	140,924
Exposures in default	6,788	6,788	7,440	7,440	4,528	4,528
Other exposures (eg equity, securitisations, and other non-credit obligation assets)	53,696	53,696	45,807	45,807	44,113	44,113
Regarding leverage management, this is included in the Capital Plan approved by the Board of Directors. The BBVA Group systematically follows the evolution of leverage levels and monitors their degree of adequacy with the regulatory requirements and internal objectives. The evolution of this ratio, as well as its evaluation with the different operational measures, are part of the monitoring and reporting that, at least quarterly, is reported to different committees and governing bodies. Additionally, the evolution of the ratio is evaluated, contrasting possible deviations from planning.
As part of the Internal Capital Adequacy Assessment Process (ICAAP), four-year leverage ratio estimates are calculated annually for different macroeconomic scenarios, including a stress scenario.
Within this management framework, the Group has established specific measures aimed at restoring its optimal leverage levels in the event of potential contingencies or unexpected elements that could affect compliance with them.
In line with the risk appetite framework and the structural risk management, the Group operates by establishing limits and operational measures that allow achieving sustainable evolution and growth of the Balance Sheet, always maintaining tolerable risk levels. Proof of this is the level of regulatory leverage itself, which is comfortably above the minimum requirements.

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3.7.MREL
Article 45i (6) BRRD
EBA/ITS/2020/06
The Minimum Requirement for Own Funds and Eligible Liabilities, MREL, aims to ensure that institutions maintain a sufficient amount of equity and debt instruments available to absorb losses and, if necessary, convert into capital.
Institutions have the obligation to comply with the aforementioned requirement as a result of the Bank Recovery and Resolution Directive (BRRD), whose update (BRRD2) published in 2019 and effective as of December 2020, established January 1, 2024 as the deadline to comply with this requirement. Additionally, it established another requirement on subordinated instruments, which came into force on January 1, 2022.
BBVA, as an MPE7, has sub-consolidated requirements, based on its resolution group8.
In line with other prudential ratios, non-compliance with any of the MREL requirements might entail additional supervision and control measures, as well as the prohibition of distribution of dividends, coupons of AT1 instruments and variable remuneration.
In order to achieve the basis of own funds and eligible liabilities that make up the numerator of the ratio, resolution institutions have at their disposal their total capital, to which are added other eligible debt instruments (hereinafter Tier 3) for loss absorption and recapitalisation (bail-in). These instruments are classified according to their seniority in the event of a resolution event into subordinated and senior. This is why the BRRD establishes two separate requirements (subordination and MREL).
In the event that the entity incurs losses, and once Tier 1 and Tier 2 capital has been exhausted, the hierarchy of Tier 3 instruments available to BBVA is as follows:
1.Senior non-preferred debt.
2.Senior preferred debt.
3.Eligible subordinated liabilities not recognised as own funds; includes the decline9 of T2 issuances and subordinated debt.
In short, MREL compliant liabilities must be eligible to absorb losses, and their seniority will depend on the nature of the instrument and its classification within the above hierarchy.
In the case of the denominator, institutions will use the total RWA and the leverage ratio exposure measure of their resolution group, under the same provisions as in the calculation of their capital and leverage ratios, respectively.
On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its new MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from March 27, 2024, an MREL in RWA of 22.79%10, not taking into account the current11 combined buffer requirement (CBR) of 3.65%. In addition, BBVA must keep, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)12.
With respect to the MREL ratios achieved as of December 31, 2024, these were 27.92% and 12.10%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 23.13% and 10.03%, respectively.
In terms of disclosure, BBVA, as an O-SII, is subject to the requirements of the BRRD (article 45 decies, paragraph 6), and article 437a of the CRR does not apply to it as it is not considered to be G-SIB.
The following table shows, among others, the detail of shareholders' equity and eligible liabilities, which make up the structure of the MREL base. Only the applicable rows and columns are presented in the table:
7 Multiple Point of Entry established by the Single Resolution Board (SRB). Being an MPE implies that, should any of the group's subsidiaries have solvency, liquidity or operational problems, the resolution authority could liquidate/resolve that entity without affecting the rest of the companies in the banking group.
8 The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and the subsidiaries belonging to the same European resolution group.
9 According to the article 64 of the CRR, during the 5 years prior to the maturity of an issuance, its eligibility progressively decreases until it reaches zero at maturity.
10 The subordinated requirement in RWA is 13.50%.
11 Calculated according to current regulations and supervisory criteria as of December 31, 2024
12 The subordinated requirement in LR is 5.78%.

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Table 15. EU TLAC1 - Composition - MREL and, where applicable, G-SII Requirement for own funds and eligible liabilities (Million Euros. 12-31-2024)

Minimum requirement for own funds and eligible liabilities (MREL)
Own funds and eligible liabilities and adjustments
Common Equity Tier 1 capital (CET1)	33,419
Additional Tier 1 capital (AT1)	5,638
Tier 2 capital (T2)	5,876
Own funds for the purpose of Articles 92a CRR and 45 BRRD	44,933
Own funds and eligible liabilities: Non-regulatory capital elements
Eligible liabilities instruments issued directly by the resolution entity that are subordinated to excluded liabilities (not grandfathered)	6,067
Eligible liabilities instruments issued by other entities within the resolution group that are subordinated to excluded liabilities (not grandfathered)	—
Eligible liabilities instruments that are subordinated to excluded liabilities, issued prior to 27 June 2019 (subordinated grandfathered)	1,140
Tier 2 instruments with a residual maturity of at least one year to the extent they do not qualify as Tier 2 items	896
Eligible liabilities that are not subordinated to excluded liabilities (not grandfathered pre cap)	10,693
Eligible liabilities that are not subordinated to excluded liabilities issued prior to 27 June 2019 (pre-cap)	268
Amount of non subordinated instruments eligible, where applicable after application of Article 72b (3) CRR	10,961
Eligible liabilities items before adjustments	18,955
Of which subordinated	7,993
Own funds and eligible liabilities: Adjustments to non-regulatory capital elements
Own funds and eligible liabilities items before adjustments	63,887
Own funds and eligible liabilities after adjustments	63,887
Of which own funds and subordinated	52,926
Risk-weighted exposure amount and leverage exposure measure of the resolution group
Total risk exposure amount	228,796
Total exposure measure	527,804
Ratio of own funds and eligible liabilities
Own funds and eligible liabilities (as a percentage of total risk exposure amount )	27.92%
Of which own funds and subordinated	23.13%
Own funds and eligible liabilities (as a percentage of total exposure measure)	12.10%
Of which own funds and subordinated	10.03%
CET1 (as a percentage of TREA) available after meeting the resolution group’s requirements	5.13%
The full template, including non applicable cells, is available in the editable file “Pillar 3 2024 – Tables & Annexes”.
MREL's situation with respect to the requirement has remained stable during the year, even slightly increasing the gap by 98 million euros, despite the increase in the requirement in 2024 compared to the one in force as of December 2023. There were several offsetting effects during the year.
On the CET1 side, there was a strong positive contribution to the own funds base and eligible liabilities thanks to the year's results, the various improvements in Garanti's valuation and the dividends from Mexico.
Issues were planned and executed in such a way as to adequately cover the period's maturities and redemptions (€1.0 billion in AT1 and €1.75 billion in T2). In the case of senior preferred issuances, they even presented a positive balance, issuing a total of €5.0 billion compared to the €3.7 billion loss of eligibility.
On the other hand, relating to excess, there were negative effects, such as the update of the requirement applicable in 2024, +133 basis points compared to 2023, as well as the growth in risk weighted assets, derived from lending activity in the period, the update of Garanti's valuation and operational risk.
Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2024, the Group meets the aforementioned requirements.
As mentioned before, with the aim of reinforcing compliance with these requirements, BBVA has made several debt issuances during 2024. For more information of issuances, see section 4.5.3 of this report.
A table showing the ranking of creditors of the instruments eligible for MREL, as well as their amounts is presented in Annex VI, according to the standardised EBA template EU TLAC3b.

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4.Risk

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4.5.5.LCR disclosure	204
4.5.6.Net Stable Funding Ratio	201
4.5.7.Encumbered assets in funding operations	204
4.6.Operational Risk	208
4.6.1.Operational risk management	212
4.6.2.Methods used for calculating capital	212
4.6.3.Group’s operational risk profile	213
4.7.Risks on cryptoassets	214

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4.1.General Risk Management and Control Model
The BBVA Group has a general risk management and control model (hereinafter, the “Model”) that is appropriate for its business model, its organization, the countries where it operates and its corporate governance system. This model allows the Group to carry out its activity within the management and risk control strategy and policy defined by the corporate bodies of BBVA where sustainability is specifically considered, and the alignment to a changing economic and regulatory environment, facing this management at a global level and aligned to the circumstances at all times.
The Model, for which the Group’s Chief Risk Officer (CRO) is responsible and that must be updated or reviewed at least annually, is fully applied in the Group and it comprises the following basic elements:
–Governance and organization
–Risk Appetite Framework
–Assessment, monitoring and reporting
–Infrastructure
The Group promotes the development of a risk culture that ensures a consistent application of the Model in the Group, and that guarantees that the risks function is understood and internalized at all levels of the organization.
4.1.1. Governance and organisation
Article 435 (1) a), b), (2) d), e) CRR
EU OVA b), EU OVB b), d)
The risk governance model in the BBVA Group is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in monitoring and supervising its implementation on an ongoing basis.
Thus, and as explained below, the corporate bodies are responsible for approving the risk strategy and the general policies for the different types of risks. Global Risk Management (hereinafter, GRM) and Regulation & Internal Control (including, among other areas, Non-Financial Risks) are the functions responsible for its implementation and development, with the appropriate reporting to corporate bodies.
Responsibility for day-to-day management of risks falls on business and corporate areas, the activities of which adhere to the general policies, regulation, infrastructures and controls that, based on the framework set by corporate bodies, are defined by GRM and Regulation & Internal Control in their corresponding areas of responsibility.
To carry out this work adequately, the financial risks function in the BBVA Group has been set up as a single, global function and independent from business areas.
The head of the financial risks function at an executive level, is the Group's Chief Risk Officer, who is appointed by the Board of Directors as a member of its senior management, and reports directly on the development of the corresponding functions to the corporate bodies. The Chief Risk Officer, for the best fulfilment of the functions, is supported by a structure consisting of cross-cutting risk units in the corporate area and specific risk units in the Group's geographical and/or business areas.
In addition, and with regard to non-financial risks and internal control, the Group has a Regulation & Internal Control area independent from the rest of units and whose head (Head of Regulation & Internal Control) is also appointed by the Board of Directors of BBVA and reports directly to corporate bodies on the performance of its functions. This area is responsible for proposing and implementing non-financial risks policies and the Internal Control Model of the Group, and it is composed by, among other, the Non-Financial Risks, Regulatory Compliance, Risk Internal Control and Risk Control Specialists units.
The Risk Internal Control unit, within the Regulation & Internal Control area and, therefore, independent from the financial risks function (GRM), acts as a control unit for the activities carried out by GRM. In this regard, and without prejudice to the functions performed in this regard by the Internal Audit area, Risk Internal Control checks that the regulatory framework, the models and processes and established measures are sufficient and appropriate for each type of financial risk. It also monitors its implementation and operation, and confirms that those decisions taken by GRM are taken independently from the business lines and, in particular, that there's an adequate segregation of functions between units.
Governance and organizational structure are basic pillars for ensuring an effective risk management and control. This section summarizes the roles and responsibilities of the corporate bodies in the risks area, of the Group's Chief Risk Officer and, in general, of the risks function, its interrelation and the parent-subsidiary relationship model in this area and the group of committees, in addition to the Risk Internal Control unit.
Corporate Bodies of BBVA
According to the corporate governance system of BBVA, the Board of Directors of the Bank has certain reserved competencies, concerning management, through the implementation of the corresponding most relevant decisions, and concerning supervision and control, through the monitoring and supervision of implemented decisions and management of the Bank.
In addition, and to ensure adequate performance of the management and supervisory functions of the Board of

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Directors, the corporate governance system comprises different committees supporting the Board of Directors with regard to matters falling within their competence, and according to the specific charters of each committees. For this purpose, a coordinated work scheme between these corporate bodies has been established.
With regard to risks, the Board of Directors' competencies are those relating to establishing the policy for controlling and managing risk and the oversight and control of its implementation.
In addition, and for an adequate performance of its duties, the Board of Directors is assisted by the Risk and Compliance Committee (CRC), on the issues detailed below, and by the Executive Committee (CDP), which is focused on the strategy, finance and business functions of the Group, for the purposes of which it monitors the risks of the Group. Additionally, and in a coordinated manner with the general supervision of financial and non-financial risks carried out by the Risk and Compliance Committee, the Audit Committee and the Technology and Cybersecurity Committee also assist the Board in the management and control of non-financial risks of an accounting, tax and reporting nature, and those of a technological nature, respectively.
The involvement of the corporate bodies of BBVA in the control and management of the risks of the Group is detailed below:
Board of Directors
The Board of Directors is responsible for establishing the risk strategy of the Group and, in this role, it determines the control and risk management policy, through the following documents:
–The Risk Appetite Framework of the Group, which includes in the one hand the risk appetite statement of the Group, that is, the general principles governing the risk strategy of the Group and its target profile; and, on the other hand, and based on the above mentioned risk appetite statement, a set of quantitative metrics (core metrics and their corresponding statements, and by type of risk metrics and their corresponding statements), reflecting the risk profile of the Group;
–the framework of management policies of the different types of risk to which the Bank is or could be exposed. They contain the basic lines for a consistent management and control of risks throughout the Group, and consistent with the Model and Risk Appetite Framework;
–and the General risk management and control model described above.
All of the above in coordination with the rest of prospective-strategic decisions of the Bank, which includes the Strategic Plan, the Annual Budget, the
Capital Plan and the Liquidity & Funding Plan, in addition to the rest of management objectives, whose approval is a responsibility of the Board of Directors.
In addition to defining the risk strategy, the Board of Directors, in the performance of its risks monitoring, management and control tasks, also monitors the evolution of the risks of the Group and of each main geographical and/or business area, ensuring compliance with the Risk Appetite Framework of the Group; and also supervising the internal information and control systems.
For the development of all these functions, the Board of Directors is supported by the CRC and the CDP, which are responsible for the functions detailed below.
Risk and Compliance Committee
The CRC is, according to its own charter, composed of non-executive directors and its main purpose is to assist the Board of Directors on the establishment and monitoring of the risk control and management policy of the Group.
For this purpose, it assists the Board of Directors in a variety of risk control and monitoring areas, in addition to its analysis functions, based on the strategic pillars established at all times by both the Board of Directors and the CDP, the proposals on the strategy, control and risk management of the Group, which are particularly specified in the Risk Appetite Framework and in the “Model”. After the analysis, the Risk Appetite Framework and Model proposal is submitted to the Board of Directors for consideration and, where appropriate, approval purposes.
In addition, the CRC proposes, in a manner consistent with the Risk Appetite Framework of the Group approved by the Board of Directors, the control and management policies of the different risks of the Group, and supervises the information and internal control systems.
With regard to the monitoring of the evolution of the risks of the Group and their degree of compliance with the Risk Appetite Framework and defined general policies, and without prejudice to the monitoring task carried out by the Board of Directors and the CDP, the CRC carries out monitoring and control tasks with greater frequency and receives information with a sufficient granularity to achieve an adequate performance of its duties.
The CRC also analyzes all measures planned to mitigate the impact of all identified risks, should they materialize, which must be implemented by the CDP or the Board of Directors, as the case may be.
The CRC also monitors the procedures, tools and measurement indicators of those risks established at a Group level in order to have a comprehensive view of the risks of BBVA and its Group, and monitors compliance with the regulation and supervisory requirements in terms of risks.

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The CRC is also responsible for analyzing those project-related risks that are considered strategic for the Group or corporate transactions that are going to be submitted to the Board of Directors of the CDP, within its scope of competence.
In addition, it contributes to the setting of the remuneration policy, checking that it is compatible with an appropriate and effective management of risks and that it does not provide incentives to take risks breaching the level tolerated by the Bank.
Lastly, the CRC ensures the promotion of the risk culture in the Group. In 2024, the CRC has held 23 meetings.
Executive Committee
In order to have a comprehensive and complete vision of the progress of the Group's business and its business units, the CDP monitors the evolution of the risk profile and the core metrics defined by the Board of Directors, being aware of any potential deviation or breach of the metrics of the Risk Appetite Framework and implementing, when applicable, the appropriate measures, as explained in the Model.
In addition, the CDP is responsible for proposing the basis for developing the Risk Appetite Framework, which will be established in coordination with the rest of prospective/strategic decisions of the Bank and the rest of management objectives.
Lastly, the CDP is the committee supporting the Board of Directors in decisions related to business risk and reputational risk, according to the dispositions set out in its own charter.
Parent-subsidiary risk relationship model
In accordance with the provisions of the BBVA Group's General Corporate Governance Policy, for integrated management and supervision in the Group, the Group has a common management and control framework, consisting of basic guidelines (including strategic-prospective decisions) and General Policies, established by BBVA's corporate bodies for the Group.
For the purpose of transferring the risk strategy and its management and control model to the different subsidiaries of the BBVA Group and their corresponding specific risk units, a parent-subsidiary relationship model has been designed within the scope of risk management and control in the BBVA Group.
This relationship model implies a minimum catalog of decisions that must be adopted by the corporate bodies of the subsidiaries in terms of risks in order to provide them with an adequate governance model coordinated with the parent company. It will be the responsibility of the head of the Risk function (GRM) of each subsidiary to formulate the proposals that proceed to the corresponding corporate body for its consideration and, where appropriate, approval, according to the scope of functions that apply.
The approval of these decisions by the corporate bodies of the subsidiaries obliges the risk units of the geographical areas to carry out a risk monitoring and control plan before their corporate bodies.
Notwithstanding the foregoing, it is considered necessary that certain decisions regarding risks reserved for the consideration of the corresponding corporate bodies of the subsidiary for their approval, are also subject to the approval of the corporate bodies of BBVA, in accordance with what is established regulations at all times.
In the specific case of BBVA, S.A., what is described in this document regarding the coordination of the local risk management function with the risk function of the parent company BBVA, S.A. is applicable (as in any subsidiary of the Group). And with regard to the decisions that the corporate bodies of the subsidiaries must adopt, in this case it is the responsibility of the head of the Risk function of BBVA, S.A. (GRM) formulate the proposals that proceed to the corresponding corporate body for its consideration and, where appropriate, approval, according to the scope of functions that apply.
Chief Risk Officer of the Group
The Group's Chief Risk Officer (CRO) is responsible for the management of all the financial risks of the Group with the necessary independence, authority, rank, experience, knowledge and resources. The CRO is appointed by the Board of Directors of BBVA and has direct access to its corporate bodies (Board of Directors, CDP and CRC), with the corresponding regular reporting on the risk situation in the Group.
The GRM area has a responsibility as the unit transversal to all the businesses of the BBVA Group. This responsibility is part of the structure of the BBVA Group, which is formed by subsidiaries based in different jurisdictions, which have autonomy and must comply with their local regulations, but always according to the risk management and control scheme designed by BBVA as the parent company of the BBVA Group.
The Chief Risk Officer of the BBVA Group, in coordination with the rest of areas responsible for risks monitoring and control, is responsible for ensuring that the risks of BBVA Group, within the scope of its functions, are managed according to the established model, assuming, among other, the following responsibilities:
–Prepare and propose to corporate bodies the risk strategy of the BBVA Group, which includes the Risk Appetite statement of the BBVA Group, core (and their respective statements) and by type of risk metrics (and their respective statements), and the Model.

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–Ensure the necessary coordination to define and prepare the proposals for the Appetite Framework of the Group companies, and make sure they are applied correctly.
–Define and propose to corporate bodies the general policies for each type of risk within its scope of responsibility and, as part these, to establish the required specific regulation.
–Prepare and propose for approval, or approving if within its competence, the risk limits for the geographical areas, business areas and/or legal entities, which shall be consistent with the defined Risk Appetite Framework; it is also responsible for the monitoring, supervision and control of risk limits within its scope of responsibility.
–Submit to the Risk and Compliance Committee the information required to carry out its supervisory and control functions.
–Regular reporting to the corresponding corporate bodies on the situation of those risks of the BBVA Group within its scope of responsibility.
–Identify and assess the material risks faced by the BBVA Group within its scope of responsibility, with an effective management of those risks and, where necessary, with the implementation of the required mitigation measures.
–Early warning to the relevant corporate bodies and the Chief Executive Officer of any material risk within its scope of responsibility that could compromise the solvency of the BBVA Group.
–Ensure, within its scope of responsibility, the integrity of measurement techniques and management information systems and, in general, the provision of models, tools, systems, structures and resources to implement the risk strategy defined by the corporate bodies.
–Promote the risk culture of the BBVA Group to ensure the consistency of the Model in the different countries where it operates, strengthening the cross-cutting model of the risks function.
For decision-making, the Group’s Chief Risk Officer has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC), which is established as the main executive-level committee on the risks within its remit. Its purpose is to develop the strategies, policies, regulations and infrastructures needed to identify, assess, measure and manage the material risks within its remit that the Group faces in its business activity. This committee is composed by the Chief Risk Officer, who chairs the meetings, and the heads of Core Services and Cross Services in the Corporate Area of GRM, of the Front for “South America and Turkey”, and “Risk Internal Control”; and by the heads of GRM in the three most important geographical units, CIB and Digital Banks. The purpose of the GRMC is to propose and challenge, among other issues, the internal regulatory framework of GRM and the infrastructures required to identify, assess, measure and manage the risks faced by the Group in carrying out its businesses and to approve risk limits.
The GRMC carries out its functions assisted by various support committees which include:
–Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission.
–Wholesale Credit Risk Management Committee: It is responsible for analyzing and making decisions related to wholesale credit risk admission in specific customer segments of BBVA Group, as well as being informed of the relevant decisions adopted by members of the committee within their scope of decision-making at corporate level.
–Work Out Committee: Its purpose is to analyze and make decisions regarding the admission of wholesale credit risks of customers classified in Watch List, doubtful risk or write-offs in accordance with the criteria established in the Group, as well as to be informed of the decisions adopted by the person in charge of the Work Out process in its area of responsibility; it will also include the approval of proposals on entries, exits and modifications in Watch List, entries and exits in doubtful, unlikely to pay and pass to write-offs; as well as the approval of other proposals that must be seen in this Committee according to the established thresholds and criteria.
–Wholesale & Sustainability Risk Committee: Its purpose is the analysis, discussion and support for decision-making on all those matters of wholesale credit risk management that impact or potentially impact the corporate practices, processes and metrics established in the Policies, Standards and Frameworks for Action. In addition, it serves as a basis for the development of the risk management model and its monitoring of the BBVA Group's insurance companies. Finally, it is the main area of decision and monitoring of the lines of action for the integration of climate and environmental risk into the Group's risk management framework.
–Portfolio Management Committee: The executive authority responsible for managing the limits by asset class for credit risk, equities and real estate, structural risks, market risk and asset management; and by business area and at the group level established in the risk limit planning exercise, seeking the optimization of portfolios under the restrictions imposed by the Risk Appetite Framework, maximizing the risk-

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adjusted performance of regulatory and economic capital, taking into account the concentration and credit quality objectives of the portfolio, as well as the perspectives and strategic needs of the BBVA Group. He is also responsible for designing and maintaining a comprehensive view of economic capital consumption and risk-adjusted returns by portfolio, business area and asset class. Finally, it is responsible for guaranteeing the suitability of the management and measurement criteria for global risks, global processes and those for calculating economic, regulatory capital and provisions not included in frameworks or subject to the definition of a risk model.
–Risk Models Management Committee: It ensures an appropriate decision-making process regarding the planning, development, implementation, use, validation and monitoring of the models required to achieve an appropriate management of the Model Risk in the BBVA Group.
–Global Market and Counterparty Risk Committee: its purpose is to formalize, supervise and communicate the trading risk monitoring in all Global Markets business units, as well as coordinating and approving the key decisions of the Market and Counterparty Risk activity. It is also responsible for the analysis and decision making (opinion on the risk profile of the proposal, the mitigants and the risk-return ratio) with respect to the most relevant transactions in the different geographies in which Global Markets is present.
–Retail Credit Risk Committee: it ensures for the analysis, discussion and decision support on all issues regarding the retail credit risk management that impact or potentially do in the practices, processes and corporate metrics established in the General Policies, Rules and Operating Frameworks.
Also:
–GRM Continuity Committee: as established by the Corporate Continuity Committee for the different areas, this Committee is dedicated to analyzing and taking decisions in response to exceptional crisis situations, with a view to managing the continuity and restoration of critical GRM processes, with a view to ensuring its operations have a minimum impact through the Continuity Plan, which addresses crisis management and Recovery Plans.
–The Corporate Committee for Admission of Operational Risk and Product Governance aims to ensure the adequate evaluation of initiatives with significant risk (new business, product, outsourcing, process transformation, new systems, etc.) from the perspective of operational risk and reputational as well as the approval of the proposed control frameworks.
Risk units of the corporate areas and the business/geographical areas
The risks function is comprised of risk units from the corporate area, which carry out cross-cutting functions, and of risk units of the geographical/business areas.
–The risk units of the corporate area develop and submit to the Group's Chief Risk Officer the different elements required to define the proposal for the Group's Risk Appetite Framework, the general policies, the regulation and global infrastructures within the operating framework approved by corporate bodies; they ensure their application and report directly or through the Group's Chief Risk Officer to the corporate bodies of BBVA. With regard to non-financial risks and reputational risk, which are entrusted to the Regulation & Internal Control and Communications areas respectively, the corporate units of GRM will coordinate, with the corresponding corporate units of those areas, the development of the elements that should be integrated into the Appetite Framework of the Group.
–The risk units of the business and/or geographical areas develop and submit to the Chief Risk Officer of the geographical and/or business areas the Risk Appetite Framework proposal applicable in each geographical and/or business area, independently and always according to the Group's Risk Appetite Framework. In addition, they ensure the application of general policies and the rest of the internal regulations, with the necessary adaptations, when applicable, to local requirements, providing the appropriate infrastructures for risk management and control purposes, within the global risk infrastructure framework defined by the corporate areas, and reporting to the corresponding corporate bodies and senior management, as applicable. With regard to Non-financial risks, which are integrated in the Regulation & Internal Control area, the local risk units will coordinate, with the unit responsible for those risks, the development of the elements that should be integrated into the local Risk Appetite Framework.
Thus, the local risk units work with the risk units of the corporate area with the aim of adapting themselves to the risk strategy at Group level and pooling all the information required to monitor the evolution of their risks.

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As previously mentioned, the risks function has a decision-making process supported by a structure of committees, and also a top-level committee, the GRMC, whose composition and functions are described in the section "Chief Risk Officer of the Group."
Each geographical and/or business area has its own risk management committee(s), with objectives and contents similar to those of the corporate area. These committees perform their duties consistently and in line with general risk policies and corporate rules, and its decisions are reflected in the corresponding minutes.
Under this organizational scheme, the risks function ensures the integration and application throughout the Group of the risk strategy, the regulatory framework, the infrastructures and standardized risk controls. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and conveys the corporate risk culture to the Group's different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies an integrated monitoring and control of the risks of the entire Group.
The risks function is cross-cutting, i.e. it is present in all of the Group's geographical and/or business areas through specific risk units. Each of these units is headed by a Chief Risk Officer for the geographical and/or business area who, within the relevant scope of responsibility, carries out risk management and control functions and is responsible for applying the Model, the general policies and corporate rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and with the subsequent reporting to local corporate bodies.
The Chief Risk Officers of the geographical and/or business areas have functional reporting to the Group's Chief Risk Officer and hierarchical reporting to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risks function from the operational functions and enable its alignment with the Group's general policies and goals related to risks.
Risk internal control
The Group has a specific Risk Internal Control unit, within the Regulation & Internal Control area, that, among other tasks, independently challenges and control the regulation and governance structure in terms of financial risks and its implementation and deployment in GRM, in addition to the challenge of the development and implementation of financial risks control and management processes. It is also responsible for the validation of risk models.
For this purpose, it has 3 subunits: RIC-Processes, Risks Technical Secretariat and Risk Internal Validation.
–RIC-Processes. It is responsible for challenging an appropriate development of the functions of GRM units, and for reviewing that the functioning of financial risk management and control processes is appropriate and in line with the corresponding regulation, identifying potential opportunities for improvement and contributing to the design of the action plans to be implemented by the responsible units. In addition, it is the Risk Control Specialist (RCS) in the Group's Internal Control Model and, therefore, establishes the general mitigation and control frameworks for its risk area and contrasts them with those actually implemented.
–Risks Technical Secretariat. It is responsible for the definition, design and management of the principles, policies, criteria and processes through which the regulatory risk framework is developed, processed, reported and disclosed to the countries; and for the coordination, monitoring and assessment of its consistency and completeness. In addition, it coordinates the definition and structure of the most relevant GRM Committees, and monitors their proper functioning, in order to ensure that all risk decisions are taken through an adequate governance and structure, ensuring their traceability. It also provides to the CRC the technical support required in terms of financial risks for a better performance of its functions.
–Risk Internal Validation. It is responsible for validating the risks models. In this regard, it effectively challenges the relevant models used to manage and control the risks faced by the Group, as an independent third party from those developing or using the models in order to ensure its accuracy, robustness and stability. This review process is not restricted to the approval process, or to the introduction of changes in the models; it is a plan to make a regular assessment of those models, with the subsequent issue of recommendations and actions to mitigate identified weaknesses.
The Head of Risk Internal Control of the Group is responsible for the function and reports about his activities and work plans to the Head of Regulation & Internal Control and to the CRC, with the corresponding support in the issues required, and, in particular, challenging that GRM's reports submitted to the Committee are aligned with the criteria established at the time.
In addition, the risk internal control function is global and transversal, it includes all types of financial risks and has specific units in all geographical and/or business areas, with functional reporting to the Head of Risk Internal Control of the Group.

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The Risk Internal Control function must ensure compliance with the general risks strategy defined by the Board of Directors, with adequate proportionality and continuity. In order to comply with the control activity within its scope. Risk Internal Control is member of GRM's top-level committees (sometimes even assuming the Secretariat role), independently verifying the decisions that may be taken and, specifically, the decisions related to the definition and application of internal GRM regulation.
Furthermore, the control activity is developed within a homogeneous methodological framework at a Group level, covering the entire life cycle of financial risk management and carried out under a critical and analytical approach.
The Risk Internal Control team reports the results of its control function to the corresponding heads and teams, promoting the implementation of corrective measures and submitting these assessments and the resolution commitments in a transparent manner to the established levels.
Lastly, and notwithstanding the control responsibility that GRM teams have in the first instance, Risk Internal Control teams promote a control culture in GRM, conveying the importance of having robust processes.
4.1.2.Risk Appetite Framework
Article 435 (1) b), e), f)
EU OVA a), b), c)
The Group's Risk Appetite Framework approved by the corporate bodies determines the risks and the risk level that the Group is willing to assume to achieve its business objectives considering the organic evolution of business. These are expressed in terms of solvency, liquidity and funding, and profitability, as well as recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions.
The Risk Appetite Framework is expressed through the following elements:
–Risk appetite statement: sets out the general principles of the Group's risk strategy and the target risk profile:
"The BBVA Group aims to achieve a solid risk-adjusted profitability throughout the cycle by developing a universal banking business model. This model is based on values, centered on the needs and life goals of our clients, and prioritizes sustainability as a lever for growth, operational excellence and the preservation of adequate business security and continuity.
BBVA intends to achieve these goals while maintaining a moderate risk profile, understood as achieving profitability that is commensurate with the risks incurred throughout the cycle, and maintaining a robust financial position reflected in sufficient liquidity and capital to withstand stress scenarios.
Risk Management at BBVA is based on a holistic and forward-looking approach to all risks, enabling adaptation to the disruption risks inherent to the banking business, while leveraging the capabilities offered by innovation and technological evolution. The key pillars of risk management to promote responsible growth, with recurrent generation of value, are the diversification of portfolios across geographies, the quality and profile of asset classes and client segments, anti-money laundering and financing of terrorism prevention, the incorporation of the impact of climate change, and accompanying our clients in achieving their life goals.”
–Statements and core metrics: Statements are established, based on the risk appetite statement, specifying the general principles of risk management in terms of solvency, liquidity and funding, profitability and income recurrence. Moreover, the core metrics reflect, in quantitative terms, the principles and the target risk profile set out in the Risk Appetite statement. Each core metric has three thresholds ranging from usual management of the businesses to higher levels of impairment:
◦Management benchmark: a benchmark that determines a comfortable management level for the Group.
◦Maximum appetite: the maximum level of risk that the Group is willing to accept in its ordinary activity.
◦Maximum capacity: the maximum risk level that the Group could assume, which for some metrics is associated with regulatory requirements.
–Statements and by type of risk metrics: based on the core metrics and their thresholds, statements are established that set out the general management principles for each type of risk, and a number of metrics are determined for each type of risk, whose observance enables compliance with the core metrics and the Group's Risk Appetite statement. These metrics have a maximum risk appetite threshold.
In addition to this Framework, there is a level of management limits that is defined and managed by the areas responsible for the management of each type of

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risk in order to ensure that the early management of risks complies with the established Risk Appetite Framework.
Each significant geographical area (that is, those representing more than 2% of the diversified economic capital or operating income of the BBVA Group) has its own Risk Appetite framework, consisting of its local Risk Appetite statement, core statements and metrics, and by type of risk statements and metrics, which must be consistent with those set at the Group level, but adapted to their own reality. These are approved by the corresponding corporate bodies of each entity. This Appetite Framework is deployed through a structure of management limits consistent with the above.
The corporate risks area works with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with, and integrated into, the Group's Risk Appetite Framework, making sure that its profile is in line with the one defined. Moreover, and for the purposes of monitoring at local level, the Chief Risks Officer of the geographical and/or business area regularly reports on the evolution of the metrics of the Local Risk Appetite Framework to the corporate bodies, as well as to the relevant top-level local committees, following a scheme similar to that of the Group, in accordance with its own corporate governance systems.
Within the issuing process of the Risk Appetite Framework, Risk Internal Control carries out, within the scope of the GRM area the effective challenge of the Framework proposal prior to its escalation to corporate bodies, which is also documented, and it is extended to the approval of the management limits under which it is developed, also supervising its adequate approval and extension to the different entities of the Group. Likewise, in each significant geographical area, the local Risk Internal Control unit, working in the Risk Management Committee (hereinafter, RMC), carries out an effective challenge of the local Risk Appetite Framework prior to its escalation to local corporate bodies, which is also documented, and extended to the local approval process of the management limits. The report with the main conclusions of this analysis will be sent to the Heads of GRM and Regulation and Internal Control.
Monitoring of the Risk Appetite Framework and management of breaches
So that corporate bodies can develop the risk functions of the Group, the heads of risks at an executive level will regularly report (more frequently in the case of the CRC, within its scope of responsibility) on the evolution of the metrics of the Risk Appetite Framework of the Group, with the sufficient granularity and detail, in order to check the degree of compliance of the risks strategy set out in the Risk Appetite Framework of the Group approved by the Board of Directors.
If, through the monitoring of the metrics and supervision of the Risk Appetite Framework by the executive areas, a relevant deviation or breach of the maximum appetite levels of the metrics is identified, that situation must be reported and, where applicable, the corresponding corrective measures must be submitted to the CRC.
After the relevant review by the CRC, the deviation must be reported to the CDP (as part of its role in the monitoring of the evolution of the risk profile of the Group) and to the Board of Directors, which will be responsible, when applicable, for implementing the corresponding executive measures, including the modification of any metric of the Risk Appetite Framework. For this purpose, the CRC will submit to the corresponding corporate bodies all the information received and the proposals prepared by the executive areas, together with its own analysis.
Notwithstanding the foregoing, once the information has been analyzed and the proposal of corrective measures has been reviewed by the CRC, the CDP may adopt, on grounds of urgency and under the terms established by law, measures corresponding the Board of Directors, but always reporting those measures to the Board of Directors in the first meeting held after the implementation for ratification purposes.
In any case, an appropriate monitoring process will be established (with a greater information frequency and granularity, if required) regarding the evolution of the breached or deviated metric, and the implementation of the corrective measures, until it has been completely redressed, with the corresponding reporting to corporate bodies, in accordance with its risks monitoring, supervision and control functions.
Notwithstanding the provisions of this section, more robust monitoring and management models for breaches may be defined in executive-level regulations in cases where a breach of a metric within the Risk Appetite Framework occurs (or is anticipated). These breaches will be reported to the CRC, the CDP, and the Board as outlined in this section, or more frequently if deemed appropriate.
Integration of the Risk Appetite Framework into the management
The transfer of the Risk Appetite Framework to ordinary management is underpinned by three basic elements:
1.The existence of a standardized set of regulations: the corporate risks area defines and proposes the general policies within its scope of action, and develops the additional internal regulation required for the development of those policies and the operating frameworks on the basis of which risk decisions must be adopted within the Group. The approval of the general policies for all types of risks is a responsibility of the corporate bodies of BBVA, while the rest of regulation is defined at an executive level according to the framework of

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competences applicable at any given time. The Risks units of the geographical and/or business areas comply with this regulation and performing, where necessary, the relevant adaptation to local requirements, in order to have a decision-making process that is appropriate at local level and aligned with the Group's policies.
2.Risk planning, which ensures the integration into the management of the Risk Appetite Framework through a cascade process established to set limits adjusted to the target risk profile. The Risks units of the corporate area and of the geographical and/or business areas are responsible for ensuring the alignment of this process with the Group's Risk Appetite Framework in terms of solvency, liquidity and funding, profitability, and income recurrence.
3.A comprehensive management of risks during their life cycle, based on differentiated treatment according to their type.
4.1.3.Assessment, monitoring and reporting
Article 435 (1) c)
EU OVA d)
Assessment, monitoring and reporting is a cross-cutting function at Group level. This function ensures that the model has a dynamic and proactive vision to enable compliance with the Risk Appetite Framework approved by the Board of Directors, even in adverse scenarios.
This process is integrated in the activity of the Risk units, both of the corporate area and in the geographical and/or business units, together with the units specialized in non-financial risks and reputational risk within the Regulation & Internal Control and Communications areas respectively, in order to generate a comprehensive and single view of the risk profile of the Group.
This process is developed through the following phases:
1.Identification of the material risks to which BBVA is exposed (risk assessment), which includes the identification of the main risk events (including emerging risks) as well as the identification of the main vulnerabilities, both in absolute terms and in relative terms in relation to the income generation capacity of the Group and its geographical and/or business areas.
2.Monitoring the Group's risk profile and the identified risk factors, through internal, competitor and market indicators, among others, to anticipate their future development.
3.Assessment of the impact of the materialization of the risk factors on the metrics that define the
Risk Appetite Framework based on different scenarios, including stress testing scenarios.
4.Response to unwanted situations and proposals for redressing measures to the corresponding levels, in order to enable a dynamic management of the situation, even before it takes place.
5.Reporting: complete and reliable information on the evolution of risks to corporate bodies and senior management, in accordance with the principles of accuracy, exhaustiveness, clarity and utility, frequency, and adequate distribution and confidentiality. The principle of transparency governs all the risk information reporting process.
4.1.4.Infrastructure
Article 435 (1) b)
For the implementation of the Model, the Group has the resources required for an effective management and supervision of risks and for achieving its goals. In this regard, the Group's risks function:
1.Has the appropriate human resources in terms of number, ability, knowledge and experience. The profile of resources will evolve over time based on the specific needs of the GRM and Regulation & Internal Control areas, always with a high analytical and quantitative capacity as the main feature in the profile of those resources. Likewise, the corresponding units of the geographical and/or business areas have sufficient means from the resources, structures and tools perspective in order to achieve a risk management process aligned with the corporate model.
2.Develops the appropriate methodologies and models for the measurement and management of the different risk profiles, and the assessment of the capital required to take those risks.
3.Has the technological systems required to: support the Risk Appetite Framework in its broadest definition; calculate and measure the variables and specific data of the risk function; support risk management according to this Model; and provide an environment for storing and using the data required for risk management purposes and reporting to supervisory bodies.
4.Promotes adequate data governance, in accordance with the principles of governance, infrastructure, precision and integrity, completeness, promptness and adaptability, following the quality standards of the internal regulations referring to this matter.

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Within the risk functions, both the profiles and the infrastructure and data shall have a global and consistent approach.
The human resources among the countries must be equivalent, within proportionality, ensuring a consistent operation of the risk function within the Group. However, they will be distinguished from those of the corporate area, as the latter will be more focused on the conceptualization of appetite frameworks, operating frameworks, the definition of the regulatory framework and the development of models, among other tasks.
As in the case of the human resources, technological platforms must be global, thus enabling the implementation of the Risk Appetite Framework and the standardized management of the risk life cycle in all countries.
The corporate area is responsible for deciding on the platforms and for defining the knowledge and roles of the human resources. It is also responsible for defining risk data governance.
The foregoing is reported to the corporate bodies of BBVA so they can ensure that the Group has the appropriate means, systems, structures and resources.
4.1.5. Transactions with related parties
Article 435 (1) f).ii)
EU OVA a)
Regarding operations with related parties and intra-group transactions, BBVA Group has internal policies and procedures to approve, supervise and control such operations.
In this regard, BBVA and other Group subsidiaries, in their capacity as financial entities, carry out transactions with their related parties in the normal course of their business, all of which are not significant and are carried out under normal market conditions.
Additionally, BBVA Group has a resolution strategy defined by the SRB as Multiple Point of Entry (MPE), which is based, according to the Financial Self-Sufficiency Principle and the Decentralized Management Principle, on a decentralized business model in which the subsidiaries are substantially self-sufficient in terms of legal structure, governance, capital, funding relationships and operations, subject, however, to the corporate policies established for the BBVA Group and to the general supervision and control of the corporate areas. Under this model, and subject to these principles, funding operations for subsidiaries are limited and at market prices.
Details of transactions with related parties and transactions with joint ventures and associates can be found in note 53 of the BBVA Group Consolidated Financial Statements.

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4.2.Credit and Counterparty Risk
4.2.1.Scope and nature of the Credit Risk measurement and reporting systems for capital framework purposes
Article 435 (1) a), b), c), f) CRR
EU CRA a), b), c), d)
Credit risk arises from the probability that one of the parties to the financial instrument contract will default on its contractual obligations due to insolvency or inability to pay and cause the other party to incur a financial loss.
It is the most relevant risk for the Group and includes the management of counterparty, issuer, issuer and country risks.
The Group has a risk strategy established by the Board of Directors of the parent company, which establishes the Group's Risk Appetite statement, core metrics and the statements and metrics by type of risk in which it materializes, as well as the General Risk Management and Control Model.
The credit risk statement outlines BBVA's general principles and objectives in managing this risk, which are specified through a set of metrics related to economic capital, asset quality, portfolio structure, and profitability. Maximum appetite thresholds are established for these metrics, defining the Group's credit risk profile.
The Risk and Compliance Committee assists the Board of Directors in different areas relating to risk control and monitoring, complementing these functions by submitting to the Board proposals on the Group's risk strategy, control and management. It also establishes, in line with the Group's Risk Appetite Framework approved by the Board of Directors, the control and management policies for the different risks of the Group.
The Risk and Compliance Committee, the Executive Committee and the Board itself adequately monitor the implementation of the Group's risk strategy and profile.
Based on the risk strategy determined by the Board of Directors, the Global Risk Management Committee approves the management limits structure that articulates the Risk Appetite Framework at the level of geographies, risk types, asset classes and portfolios, including the proposed Asset Allocation management limits with the appropriate level of disaggregation. The limits establish, on an annual basis, maximum exposure levels by type of portfolio.
Asset Allocation limits for portfolios, businesses and risks are defined, considering the established metrics, in terms of exposure, capital consumption and composition of the portfolio mix, subject to the restrictions framework resulting from the target risk profile definition.
The Corporate Risk Area establishes individual, portfolio, sector and geographic risk concentration thresholds. These thresholds are established in terms of EAD and Herfindahl indexes in order to limit the impact on capital consumption.
The Business Areas work in line with the global view and the defined metrics, optimizing in terms of profitability/risk, within the Group's limits and policies, each of the portfolios for which they are responsible.
Existing gaps with regard to the target portfolio are identified at global level and submitted to the Business Areas, establishing global and local plans to align the risk with the predefined target profile and taking into account the expected future evolution of the portfolios.
For risk and capital management purposes, credit risk at BBVA is quantified using two main measures: expected loss ("EL") and economic capital ("EC"). The expected loss reflects the average value of losses and is considered as business cost. However, economic capital is the amount of capital considered necessary to cover unexpected losses arising from the possibility that actual losses may exceed expected losses.
These risk measures are combined with profitability information within the value-based management framework, thus integrating the profitability-risk binomial in decision-making, from the business strategy definition to the approval of individual loans, pricing, the assessment of non-performing portfolios, incentives to the Group's areas, etc.
There are three essential parameters for obtaining the aforementioned measures (PE and CE): probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"), based mainly on the estimation of credit conversion factors ("CCF"), which are generally estimated using the historical information available in the systems, and which are assigned to transactions and customers depending on their characteristics.
In this context, credit rating tools (ratings and scorings) assess the risk of each client/transaction based on its

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credit quality through a score, which is used in the allocation of risk metrics along with other additional information: age of facilities, loan-to-value ratio, client segment, etc.
Section 4.2.5.1. of this document details the definitions, methods and data used by the Group in determining the own funds requirements for the estimation of the probability of default (PD), loss given default (LGD) and credit conversion factor (CCF).
4.2.2.Definitions and methodologies
4.2.2.1.Prudential definition of default
Article 442 a), b) CRR
EU CRB a), c)
The definition of default in the prudential field is included in Article 178 of Regulation (EU) No. 575/2013. This definition is applicable both under the standardized approach and under the internal ratings-based (IRB) approach.
Likewise, for the purposes of the application of point (b) of Article 178(1) of Regulation (EU) No 575/2013, where any amount of principal, interest or fee has not been paid at the date it was due, the Group recognises this as the credit obligation past due.
In 2021, the EBA Guidelines (EBA/GL/2016/07) and the Regulations on materiality thresholds (Delegated Regulation of the European Commission 2018/171 and Regulation 2018/1845 of the European Central Bank) that develop the content of the aforementioned article 178, entered into force. The modifications introduced cover aspects such as the calculation of past due days, clarifications on the indicators of probable non-payment (“Unlikely to Pay”), the criteria for the classification to non-defaulted status, definition of retail exposures and aspects related to documentation and external governance. During 2021, BBVA completed the implementation of the prudential definition of default, both for portfolios under the standardised approach, as well as portfolios under the IRB approach, once the relevant supervisory authorization has been received.
Currently, the BBVA Group considers that a default has occurred in relation to a certain obligor when at least one of the following circumstances occurs:
a) that the obligor has a delay for more than 90 consecutive days with respect to any significant credit obligation to the entity.
b) that the entity considers that there are reasonable doubts about the payment of all of its credit obligations to the entity itself, the parent company or any of its subsidiaries, without resorting to actions such as the execution of guarantees.
In relation to the computation of past due days, an obligor is considered in default when the sum of the past due amounts in all its credit obligations with the entity exceed the materiality thresholds (both absolute and relative) for more than 90 consecutive days. The absolute threshold is set at €100 for retail exposures and €500 for wholesale exposures and the relative threshold at 1% of all on-balance sheet exposures to the obligor.
Regarding the existence of reasonable doubts about payment, the following elements are considered as indicators of probability of default:
A) Specific credit risk adjustments: an adjustment to the carrying amount as a result of a sharp deterioration in the credit risk quality of the obligor is an indicator of probable default.
B) Sale of credit obligations with significant economic loss: a sale of a credit obligation against an obligor with a material economic loss related to a deterioration in credit quality should be considered an indicator of default. When the economic loss exceeds the 5% threshold, the credit obligations will be considered to be in default.
C) Distressed restructuring: it is considered that there is an indicator of probable default, and therefore the client must be considered in default, when the restructuring or refinancing measures may result in a reduction of the financial obligation that is considered to be caused by a material forgiveness or deferral of principal, interest or fees.
Specifically, unless proven otherwise, transactions that meet any of the following criteria will be reclassified to the default risk category:
a) They are supported by an inadequate payment plan.
b) They Include contractual clauses that delay the reimbursement of the operation through regular payments.
c) Present amounts derecognized from the balance sheet.
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1%.
D) Bankruptcy/Arrangement/Liquidation/Failure/Pre-arrangement of the client: These situations will be valued as indicators of non-payment as long as this prevents or delays the payments of credit obligations to the institution.
E) Fraud: If credit fraud is identified before the default is recognized.

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The definition of default is applied at the debtor level for wholesale counterparties. Therefore, the classification of any material exposure of a client as defaulted, either because it is more than 90 past due days or due to any of the subjective criteria, implies the consideration of all the client's exposures as default.
Regarding retail customers, the definition of default is applied at the contract level following risk management practices. Notwithstanding the foregoing, when an operation of a retail client presents defaults of more than 90 days and this represents more than 20% of the client's total balance, all its operations are considered in default.
Additionally, it should be noted that when operations of related entities with the holder are considered in default, including both entities of the same group and those with which there is a relationship of economic or financial dependence, the operations of the holder are also classified as default if after its analysis it is concluded that there are reasonable doubts about its total reimbursement.
The classification of an operation as in default is carried out in such a way that each contract can only be either in default or non default in its entirety.
With regard to transactions/customers classified as in default, it should be noted that they will cease to be classified as such when no default trigger is still applicable, either because the client/transaction does not have material past due balances, that is, above both materiality thresholds, for more than 90 consecutive days, either when the recovery process is considered complete in accordance with the entity's recovery management or because no criterion of probable non-payment continues to apply. However, in any case, at least three months must elapse from the moment in which the situation that triggered the non-payment ceased to be fulfilled in order to stop classifying an operation in a defaulted situation as such. During this period, the obligor must show good payment behaviour and an improvement in its credit quality. In restructuring processes, the minimum period will be one year.
4.2.2.2.Accounting definitions and methodologies
Article 442 a), b) CRR
EU CRB a), c), d)
The calculation of credit risk adjustments applicable to the BBVA Group's Consolidated Financial Statements follows the provisions of IFRS 9 - Financial Instruments. This standard establishes an expected loss model to calculate aforementioned provision for credit risk.
Credit risk provision is calculated for financial assets valued at amortized cost, debt instruments valued at fair value with changes in accumulated other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model.
Given the nature of the calculation of provisions under IFRS 9, all adjustments are considered specific credit risk adjustments for the purposes of Regulation (EU) No. 575/2013 of the European Parliament and of the Council.
Definition of impaired financial asset
According to IFRS 9, an asset is credit-impaired (stage 3) if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.
The definition of impaired asset under IFRS 9 is currently aligned with that of default used by the Group both for internal credit risk management and for regulatory purposes, in accordance with the definitions established in the Guidelines mentioned in section 4.2.2.1, as well as in the CRR. This alignment facilitates the integration of both definitions in credit risk management, giving coherence and consistency in the processes.
Definition of restructured exposure
For accounting purposes, the Group uses the concept of restructured exposure for a transaction in which, for economic or legal reasons related to current or foreseeable financial difficulties of the holder (or holders), its financial conditions are modified in order to facilitate the payment of the debt (principal and interest) because the holder is unable, or is expected to be unable, to comply with those conditions in due time and form. In this respect, the definition used for accounting purposes is aligned with the definition used for the purposes of Article 47b of the CRR.

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4.2.3.Exposure to credit risk
Article 442 c), d), e), f), g) CRR
According to Article 5 of the CRR, with respect to the regulatory capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s off-balance sheet accounts involving credit risk and not deducted from the Group’s bank capital. Accordingly, mainly loan and advances to customers are included, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and balances with central banks and credit institutions, repurchase and reverse repurchase agreements, financial derivatives and intangible assets.
The credit risk exposure specified in the following sections of this document is broken down into credit risk according to the standardised approach (Section 4.2.4), credit risk according to the advanced approach (Section 4.2.5), counterparty credit risk (Section 4.2.6), securitisation credit risk (Section 4.2.7) and structural equity risk (Section 4.4.3).
The following table shows the main metrics of credit risk (including counterparty credit risk) by approach and exposure class as of December 31, 2024 and as of December 31, 2023:

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Table 16. Credit Risk and Counterparty Risk Exposure (Million Euros. 12-31-2024)

Exposure Class	Original Exposure(1)	Provisions	Net exposure of provisions(3)	On-balance exposure after credit risk mitigation techniques(4a)	Off-balance exposure after credit risk mitigation techniques(4b)	Exposure in the adjusted value(5)	EAD(6)	RWA	RWA density
Central governments or central banks	155,945	(131)	155,814	163,630	8,171	173,856	169,339	29,243	17%
Regional governments or local authorities	8,411	(6)	8,405	1,665	188	1,827	1,792	1,255	70%
Public sector entities	2,080	(3)	2,077	1,167	345	1,644	1,467	842	57%
Multilateral development banks	235	—	235	234	5	244	241	6	3%
International organisations	751	—	751	485	—	485	485	—	—
Institutions	38,676	(28)	38,648	10,973	16,101	30,572	15,882	4,614	29%
Corporates	73,997	(473)	73,524	45,895	17,707	64,483	54,928	51,937	95%
Retail	135,690	(1,898)	133,792	67,992	61,227	125,803	68,385	47,488	69%
Secured by mortgages on immovable property	32,405	(221)	32,184	31,654	525	32,044	31,757	11,572	36%
Exposures in default	7,876	(4,201)	3,675	2,994	307	3,266	3,070	3,152	103%
Exposures associated with particularly high risk	3,037	(234)	2,803	1,963	613	2,546	2,157	3,235	150%
Covered bonds	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	1	—	1	1	—	1	1	—	51%
Collective investments undertakings	104	—	104	2	94	96	3	3	100%
Other exposures	25,369	—	25,369	25,450	8	25,585	25,580	13,283	52%
Total standardised approach	484,577	(7,195)	477,381	354,103	105,290	462,452	375,086	166,631	44%
Central governments or central banks	15,271	(1)		13,723	917	16,306	15,911	1,208	8%
Institutions	150,476	(18)		16,502	14,483	136,851	129,887	10,400	8%
Corporates	246,956	(1,649)		122,422	108,322	238,735	190,581	104,329	55%
Corporates (SMEs)	25,702	(870)		17,912	5,533	23,722	19,888	18,887	95%
Corporates: Specialised lending	14,710	(58)		9,190	5,137	14,710	12,666	8,490	67%
Corporates: Others	206,544	(722)		95,320	97,653	200,303	158,027	76,952	49%
Retail	127,668	(3,544)		96,278	29,638	125,917	101,393	42,546	42%
Of which: secured by immovable property	72,699	(1,103)		68,523	4,176	72,699	68,814	15,763	23%
Of which: Qualifying revolving	36,382	(1,229)		11,785	24,597	36,382	16,078	17,027	106%
Of which: Others	18,587	(1,212)		15,970	865	16,835	16,501	9,757	59%
Retail: Other SMEs	5,676	(244)		3,106	833	3,940	3,625	2,099	58%
Retail: Other Non-SMEs	12,911	(968)		12,864	32	12,895	12,877	7,658	59%
Total IRB approach	540,370	(5,212)		248,925	153,360	517,809	437,771	158,482	36%
Total positions in securitisation (7)	10,902	(3)	10,899	10,716	—	10,262	10,212	1,212	12%
Total credit risk dilution and delivery	1,035,848	(12,411)	488,280	613,744	258,651	990,523	823,069	326,326	40%
Equity	6,267			6,267	149	6,416	6,416	15,914	248%
Simple risk weight approach	981			981	149	1,130	1,130	2,456	217%
Exposures in sufficiently diversified portfolios (RW 190%)	673			673	149	822	822	1,562	190%
Exchange traded exposures (RW 290%)	308			308	—	308	308	895	290%
Others (RW 370%)	—			—	—	—	—	—	—%
PD/LGD approach	1,581			1,581	—	1,581	1,581	2,632	166%
Internal models approach	222			222	—	222	222	439	197%
Exposures subject to a 250% risk weight	3,482			3,482		3,482	3,482	8,705	250%
CIU exposures subject to the fall-back approach								1,682
Total credit risk	1,042,116	(12,411)	488,280	620,012	258,799	996,940	829,485	342,240	41%
(1) Gross exposure value before credit risk mitigation techniques and CCF, excluding contributions to the default fund for a CCP.
(2) Includes provisions and impairment of financial assets and contingent risk and commitments.
(3) Standardised Approach exposures are adjusted by credit risk adjustments. The original equity exposure is shown net of impairment.
(4a) (4b) Eligible credit risk mitigation techniques are included, either on-balance sheet or off-balance sheet, not subject to counterparty credit risk according to Chapter 4 of CRR. In the case of securitisation exposure, unfunded credit protection is included.

(5) Under the standardised approach, it corresponds to the exposure value after the application of the eligible credit risk mitigation techniques, net of volatility adjustments.
(6) Exposure at default, calculated as (4a)+((4b)*CCF).
(7) This row includes the SEC-SA, SEC-ERBA and SEC-IRBA methods. The exposure of securitisations with a risk weight of 1,250% which are deducted from own funds is included (€21.500 thousand).

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Credit Risk and Counterparty Risk Exposure (Million Euros. 31-12-2023)

Exposure Class	Original Exposure(1)	Provisions	Net exposure of provisions(3)	On-balance exposure after credit risk mitigation techniques(4a)	Off-balance exposure after credit risk mitigation techniques(4b)	Exposure in the adjusted value(5)	EAD(6)	RWA	RWA density
Central governments or central banks	171,009	(167)	170,841	182,007	4,973	189,468	186,545	29,349	16%
Regional governments or local authorities	7,951	(10)	7,941	1,525	359	1,856	1,682	1,320	79%
Public sector entities	2,972	(4)	2,967	871	482	1,366	1,107	932	84%
Multilateral development banks	207	—	207	206	—	209	209	6	3%
International organisations	735	—	735	475	—	475	475	—	—%
Institutions	46,875	(28)	46,847	9,955	18,094	29,660	13,303	4,548	34%
Corporates	66,764	(684)	66,080	39,897	14,788	55,592	48,680	45,522	94%
Retail	98,756	(1,717)	97,039	57,662	34,557	88,340	57,157	39,973	70%
Secured by mortgages on immovable property	31,106	(172)	30,934	30,516	413	30,829	30,606	11,056	36%
Exposures in default	7,736	(4,180)	3,556	2,906	303	3,163	2,968	3,064	103%
Exposures associated with particularly high risk	3,110	(292)	2,818	2,149	492	2,414	2,146	3,219	150%
Covered bonds	—	—	—	—	—	—	—	—	—%
Claims on institutions and corporates with a short-term credit assessment	1	—	1	1	—	1	1	—	56%
Collective investments undertakings	1	—	1	—	1	1	1	1	100%
Other exposures	21,702	—	21,702	21,923	22	21,947	21,942	11,590	53%
Total standardised approach	458,924	(7,255)	451,669	350,094	74,485	425,319	366,822	150,580	41%
Central governments or central banks	11,597	(3)		10,795	360	12,647	12,466	1,249	10%
Institutions	197,989	(16)		14,645	11,195	184,189	178,650	8,407	5%
Corporates	221,080	(1,450)		110,803	96,178	213,644	171,329	95,402	56%
Corporates (SMEs)	26,190	(690)		16,274	5,092	21,470	17,977	17,942	100%
Corporates: Specialised lending	8,983	(50)		5,615	3,052	8,983	7,672	6,060	79%
Corporates: Others	185,907	(710)		88,914	88,033	183,191	145,680	71,401	49%
Retail	128,812	(3,508)		96,453	30,221	126,675	101,439	45,164	45%
Of which: secured by immovable property	73,552	(1,154)		69,089	4,463	73,552	69,398	17,564	25%
Of which: Qualifying revolving	36,614	(1,098)		11,687	24,927	36,614	15,886	17,710	111%
Of which: Others	18,645	(1,257)		15,677	830	16,508	16,155	9,890	61%
Retail: Other SMEs	5,627	(188)		2,714	800	3,515	3,179	1,902	60%
Retail: Other Non-SMEs	13,018	(1,069)		12,963	30	12,993	12,976	7,988	62%
Total IRB approach	559,478	(4,976)		232,697	137,953	537,154	463,884	150,223	32%
Total positions in securitisation (7)	4,602	(2)	4,600	4,570	—	4,371	4,371	502	11%
Total credit risk dilution and delivery	1,023,004	(12,233)	456,269	587,361	212,439	966,845	835,078	301,305	36%
Equity	6,164			6,164	—	6,164	6,164	14,161	230%
Simple risk weight approach	1,388			1,388	—	1,388	1,388	3,269	236%
Exposures in sufficiently diversified portfolios (RW 190%)	909			909	—	909	909	1,727	190%
Exchange traded exposures (RW 290%)	288			288	—	288	288	836	290%
Others (RW 370%)	191			191	—	191	191	706	370%
PD/LGD approach	1,390			1,390	—	1,390	1,390	2,320	167%
Internal models approach	60			60	—	60	60	257	427%
Exposures subject to a 250% risk weight	3,326			3,326		3,326	3,326	8,314	250%
CIU exposures subject to the fall-back approach								—
Total credit risk	1,029,168	(12,233)	456,269	593,524	212,439	973,008	841,241	315,466	38%
(1) Gross exposure value before credit risk mitigation techniques and CCF, excluding contributions to the default fund for a CCP.
(2) Includes provisions and impairment of financial assets and contingent risk and commitments.
(3) Standardised Approach exposures are adjusted by credit risk adjustments. The original equity exposure is shown net of impairment.
(4a) (4b) Eligible credit risk mitigation techniques are included, either on-balance sheet or off-balance sheet, not subject to counterparty credit risk according to Chapter 4 of CRR. In the case of securitisation exposure, unfunded credit protection is included.

(5) It corresponds to the exposure value adjusted by eligible credit risk mitigation techniques.
(6) Exposure at default, calculated as (4a)+((4b)*CCF).
(7) This row includes the SEC-SA, SEC-ERBA and SEC-IRBA methods. The exposure of securitisations with a risk weight of 1,250% which are deducted from own funds is included (€355 thousand).

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During 2024, the evolution in exposure and RWA is due to the activity in the different portfolios, the variation of which will be detailed in their respective sections.
See following sections for more information on the variations of RWA by standardised and IRB approaches.
The distribution of the Group's original exposure by geography (classification by country of the counterparty) is shown below:

Chart 11. Distribution by geographical area of Exposure to Credit Risk

Distribution of OE by Geographical Areas 2024
32%
16%
12%
9%
30%
Spain
Mexico
Turkey
South America
Other areas ¹

The average RWA densities for credit and counterparty risk are shown below, by exposure class and geography where the Group operates.

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Table 17. Breakdown of RWA density by geographical area and approach (Million euros. 12-31-2024)

	RWA Density(1)(2)
Category of exposure	Spain	Mexico	Turkey	South America	Other areas(3)	Total
Central governments or central banks (4)	12%	21%	38%	48%	—	17%
Regional governments or local authorities	13%	99%	100%	100%	16%	70%
Public sector entities	—	10%	100%	100%	—	57%
Multilateral Development Banks	—	—	—	6%	—	3%
International organisations	—	—	—	—	—	—
Institutions	11%	34%	54%	49%	23%	29%
Corporates	75%	93%	95%	99%	88%	95%
Retail	63%	71%	68%	73%	73%	69%
Secured by mortgages on immovable property	37%	36%	42%	37%	34%	36%
Exposures in default	108%	100%	102%	103%	107%	103%
Exposures associated with particularly high risk	150%	150%	150%	150%	150%	150%
Covered bonds	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	51%	—	51%
Collective investments undertakings	100%	—	—	—	100%	100%
Other exposures	60%	50%	69%	38%	27%	52%
Total credit risk by standardised approach	22%	44%	68%	70%	21%	44%
Central governments or central banks	44%	52%	82%	24%	6%	8%
Institutions	12%	54%	116%	37%	7%	8%
Corporates	70%	71%	107%	60%	39%	55%
Retail	30%	130%	30%	36%	46%	42%
Total credit risk by IRB approach	42%	86%	99%	48%	20%	36%
Securitisation exposures	11%	—	—	—	20%	11%
Total credit risk dilution and delivery	34%	60%	68%	68%	21%	40%
(1) Equity positions are not included.
(2) Calculated as RWA/EAD.
(3) Other areas includes mainly exposures in Europe (excluding Spain), United States and Asia.
(4) Includes deferred tax assets net of deferred tax liabilities.

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Breakdown of RWA density by geographical area and approach (Million euros. 12-31-2023)

	RWA Density(1)(2)
Category of exposure	Spain	Mexico	Turkey	South America	Other areas(3)	Total
Central governments or central banks (4)	10%	17%	44%	45%	1%	16%
Regional governments or local authorities	16%	90%	100%	100%	14%	79%
Public sector entities	—	56%	97%	100%	—	84%
Multilateral Development Banks	—	—	—	6%	—	3%
International organisations	—	—	—	—	—	—
Institutions	21%	42%	69%	45%	23%	34%
Corporates	63%	96%	98%	98%	93%	94%
Retail	62%	71%	68%	73%	71%	70%
Secured by mortgages on immovable property	36%	36%	41%	36%	35%	36%
Exposures in default	109%	100%	102%	103%	109%	103%
Exposures associated with particularly high risk	150%	150%	150%	150%	150%	150%
Covered bonds	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	56%	—	56%
Collective investments undertakings	100%	—	—	—	—	100%
Other exposures	67%	52%	44%	37%	28%	53%
Total credit risk by standardised approach	19%	42%	69%	68%	36%	41%
Central governments or central banks	68%	57%	142%	114%	6%	10%
Institutions	11%	79%	192%	30%	4%	5%
Corporates	71%	70%	113%	59%	39%	56%
Retail	32%	135%	19%	36%	54%	45%
Total credit risk by IRB approach	42%	88%	142%	51%	15%	32%
Securitisation exposures	11%	—	—	—	20%	11%
Total credit risk dilution and delivery	32%	58%	69%	66%	18%	36%
(1) Does not include equity positions.
(2) Calculated as RWA/EAD.
(3) Other areas includes mainly exposures in Europe (excluding Spain), United States and Asia.
(4) Includes deferred tax assets net of deferred tax liabilities.
4.2.3.1.Credit quality of exposures
The carrying amount of performing and non-performing exposures, broken down by product and counterparty sector, as of December 31, 2024 and as of December 31, 2023, is below:

PILLAR 3 2024	4. RISK	P. 80

Table 18. EU CR1 - Performing and non-performing exposures and related provisions (Million Euros. 12-31-2024)

	Gross carrying amount (1) /nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)						Accumulated partial write-off	Collateral and financial guarantees received
	Performing exposures (3)			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		On performing exposures	On non-performing exposures
Cash balances at central banks and other demand deposits	42,582	42,582	—	—	—	—	(7)	(7)	—	—	—	—	—	—	—
Loans and advances	440,695	408,577	31,760	14,217	—	14,217	(4,297)	(2,449)	(1,848)	(7,379)	—	(7,379)	(263)	196,718	4,715
Central banks	8,261	8,261	—	—	—	—	(6)	(6)	—	—	—	—	—	—	—
General governments	21,889	21,764	125	26	—	26	(15)	(8)	(7)	(8)	—	(8)	—	7,241	9
Credit institutions	22,388	22,341	8	2	—	2	(11)	(10)	(1)	(1)	—	(1)	—	10,477	—
Other financial corporations	17,371	16,899	471	13	—	13	(18)	(13)	(5)	(9)	—	(9)	—	4,998	3
Non-financial corporations	192,808	179,836	12,780	5,014	—	5,014	(1,275)	(639)	(636)	(2,859)	—	(2,859)	(263)	80,149	1,564
Of which: SME	57,329	50,607	6,602	3,492	—	3,492	(625)	(349)	(275)	(1,922)	—	(1,922)	(73)	32,760	1,263
Households	177,978	159,476	18,376	9,162	—	9,162	(2,971)	(1,772)	(1,199)	(4,502)	—	(4,502)	—	93,852	3,140
Debt securities	96,695	93,987	2,324	50	—	50	(128)	(38)	(90)	(35)	—	(35)	—	—	—
Central banks	679	375	—	—	—	—	—	—	—	—	—	—	—	—	—
General governments	85,240	82,886	2,324	—	—	—	(118)	(28)	(90)	—	—	—	—	—	—
Credit institutions	3,470	3,466	—	—	—	—	(1)	(1)	—	—	—	—	—	—	—
Other financial corporations	2,579	2,533	—	48	—	48	(5)	(5)	—	(34)	—	(34)	—	—	—
Non-financial corporations	4,727	4,727	—	2	—	2	(3)	(3)	—	(1)	—	(1)	—	—	—
Off-balance-sheet exposures	261,040	252,890	8,150	791	—	791	446	295	151	221	—	221		11,395	164
Central banks	254	254	—	—	—	—	—	—	—	—	—	—		—	—
General governments	3,783	3,781	2	1	—	1	1	1	—	—	—	—		354	—
Credit institutions	20,525	20,425	100	—	—	—	4	3	1	—	—	—		2	—
Other financial corporations	14,353	14,205	148	1	—	1	6	5	1	—	—	—		158	—
Non-financial corporations	141,930	136,919	5,012	690	—	690	173	82	91	205	—	205		9,773	156
Households	80,195	77,307	2,888	100	—	100	261	204	57	17	—	17		1,107	8
Total	841,011	798,035	42,234	15,057	—	15,057	(4,877)	(2,788)	(2,089)	(7,635)	—	(7,635)	(263)	208,113	4,879
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(3) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

PILLAR 3 2024	4. RISK	P. 81

EU CR1 - Performing and non-performing exposures and related provisions (Million Euros. 12-31-2023)

	Gross carrying amount (1) /nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)						Accumulated write-off	Collateral and financial guarantees received
	Performing exposures (3)			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		Of which stage 1	Of which stage 2		Of which stage 2	Of which stage 3		On performing exposures	On non-performing exposures
Cash balances at central banks and other demand deposits	67,866	67,866	—	—	—	—	(29)	(29)	—	—	—	—	—	—	—
Loans and advances	398,754	360,524	37,939	14,452	—	14,452	(4,195)	(2,169)	(2,026)	(7,161)	—	(7,161)	(224)	184,341	5,268
Central banks	7,176	7,176	—	—	—	—	(25)	(25)	—	—	—	—	—	1,347	—
General governments	23,269	23,105	164	25	—	25	(22)	(9)	(12)	(7)	—	(7)	—	8,069	1
Credit institutions	16,631	16,614	18	2	—	2	(19)	(18)	—	(2)	—	(2)	—	4,457	—
Other financial corporations	13,120	12,933	187	12	—	12	(13)	(9)	(4)	(7)	—	(7)	—	3,791	5
Non-financial corporations	170,162	154,686	15,298	5,520	—	5,520	(1,311)	(516)	(795)	(2,962)	—	(2,962)	(224)	74,852	1,797
Of which: SME	53,086	46,074	6,900	3,381	—	3,381	(566)	(252)	(313)	(1,755)	—	(1,755)	(76)	32,730	1,334
Households	168,394	146,010	22,272	8,893	—	8,893	(2,805)	(1,591)	(1,214)	(4,183)	—	(4,183)	—	91,825	3,465
Debt securities	89,201	88,186	552	53	—	53	(120)	(69)	(51)	(38)	—	(38)	—	—	—
Central banks	530	530	—	—	—	—	(4)	(4)	—	—	—	—	—	—	—
General governments	77,344	76,394	552	—	—	—	(107)	(56)	(51)	—	—	—	—	—	—
Credit institutions	3,397	3,397	—	—	—	—	(2)	(2)	—	—	—	—	—	—	—
Other financial corporations	3,037	2,974	—	51	—	51	(3)	(3)	—	(37)	—	(37)	—	—	—
Non-financial corporations	4,892	4,890	—	2	—	2	(3)	(3)	—	(1)	—	(1)	—	—	—
Off-balance-sheet exposures	212,945	204,534	8,411	1,030	—	1,030	438	214	224	332	—	332		7,364	130
Central banks	—	—	—	—	—	—	—	—	—	—	—	—		—	—
General governments	3,515	3,429	85	1	—	1	1	1	—	0	—	—		6	—
Credit institutions	20,178	20,114	64	2	—	2	7	5	1	1	—	1		17	—
Other financial corporations	10,765	10,595	170	1	—	1	8	7	—	—	—	—		60	—
Non-financial corporations	122,521	117,223	5,298	925	—	925	260	82	178	307	—	307		6,974	121
Households	55,965	53,172	2,793	102	—	102	162	119	44	24	—	24		307	9
Total	768,766	721,110	46,903	15,536	—	15,536	(4,782)	(2,481)	(2,301)	(7,532)	—	(7,532)	(224)	191,705	5,398
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(3) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

PILLAR 3 2024	4. RISK	P. 82
During 2024 there was an increase in exposure, linked mainly to the organic growth of activity, particularly lending to corporates and retail.
Non performing exposures, in constant terms, remained at similar levels to those of December 2023.
Lastly, there were no relevant variations in the accumulated impairment and negative changes in fair value during the year.
The following table shows the credit quality of performing and non-performing exposures according to the number of past due days as of December 31, 2024 and December 31, 2023:

PILLAR 3 2024	4. RISK	P. 83

Table 19. EU CQ3 - Credit quality of performing and non-performing exposures by past due days (Million Euros. 12-31-2024)

	Gross carrying amount (1) /nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	42,582	42,582	—	—	—	—	—	—	—	—	—	—
Loans and advances	440,695	439,077	1,618	14,217	7,630	1,814	1,768	1,784	1,037	110	73	14,217
Central banks	8,261	8,261	—	—	—	—	—	—	—	—	—	—
General governments	21,889	21,883	6	26	23	—	—	—	1	—	2	26
Credit institutions	22,388	22,388	—	2	—	—	—	2	—	—	—	2
Other financial corporations	17,371	17,371	—	13	8	1	1	2	—	—	—	13
Non-financial corporations	192,808	192,565	242	5,014	2,474	384	631	781	587	104	54	5,014
Of which SMEs	57,329	57,170	159	3,492	1,458	290	514	622	529	37	43	3,492
Households	177,978	176,609	1,369	9,162	5,125	1,430	1,136	998	450	6	17	9,162
Debt Securities	96,695	96,695	—	50	50	—	—	—	—	—	—	50
Central banks	679	679	—	—	—	—	—	—	—	—	—	—
General governments	85,240	85,240	—	—	—	—	—	—	—	—	—	—
Credit institutions	3,470	3,470	—	—	—	—	—	—	—	—	—	—
Other financial corporations	2,579	2,579	—	48	48	—	—	—	—	—	—	48
Non-financial corporations	4,727	4,727	—	2	2	—	—	—	—	—	—	2
Off-balance sheet exposures	261,040			791								791
Central banks	254			—								—
General governments	3,783			1								1
Credit institutions	20,525			—								—
Other financial corporations	14,353			1								1
Non-financial corporations	141,930			690								690
Households	80,195			100								100
Total	841,011	578,353	1,618	15,057	7,680	1,814	1,768	1,784	1,037	110	73	15,057
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

PILLAR 3 2024	4. RISK	P. 84

EU CQ3 - Credit quality of performing and non-performing exposures by past due days (Million Euros. 12-31-2023)

	Gross carrying amount (1) /nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	67,866	67,866	—	—	—	—	—	—	—	—	—	—
Loans and advances	398,754	396,835	1,919	14,452	8,794	1,731	1,515	1,215	1,029	86	82	14,452
Central banks	7,176	7,176	—	—	—	—	—	—	—	—	—	—
General governments	23,269	23,250	19	25	22	1	—	—	—	—	2	25
Credit institutions	16,631	16,631	—	2	1	2	—	—	—	—	—	2
Other financial corporations	13,120	13,120	1	12	12	—	—	—	—	—	—	12
Non-financial corporations	170,162	169,783	379	5,520	3,358	399	534	542	551	76	60	5,520
Of which SMEs	53,086	52,847	240	3,381	1,677	257	461	468	429	41	49	3,381
Households	168,394	166,875	1,519	8,893	5,402	1,329	980	673	478	10	21	8,893
Debt Securities	89,201	89,201	—	53	53	—	—	—	—	—	—	53
Central banks	530	530	—	—	—	—	—	—	—	—	—	—
General governments	77,344	77,344	—	—	—	—	—	—	—	—	—	—
Credit institutions	3,397	3,397	—	—	—	—	—	—	—	—	—	—
Other financial corporations	3,037	3,037	—	51	51	0	—	—	—	—	—	51
Non-financial corporations	4,892	4,892	—	2	2	—	—	—	—	—	—	2
Off-balance sheet exposures	212,945			1,030								1,030
Central banks	—			—								—
General governments	3,515			1								1
Credit institutions	20,178			2								2
Other financial corporations	10,765			1								1
Non-financial corporations	122,521			925								925
Households	55,965			102								102
Total	768,766	553,902	1,919	15,536	8,848	1,731	1,515	1,215	1,029	86	82	15,536
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

PILLAR 3 2024	4. RISK	P. 85
The distribution of exposures by geographical area as of December 31, 2024 and December 31, 2023 are below:

Table 20. EU CQ4 - Quality of non-performing exposures by geography (Million Euros. 12-31-2024)

	Gross carrying amount(1)(2) / nominal amount						Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off-balance sheet (4)
On balance exposures	551,656	14,266	14,266	550,914	(11,838)		—
Spain	215,469	7,319	7,319	215,453	(4,453)		—
Mexico	110,497	2,521	2,521	110,127	(3,061)		—
Turkey	61,770	1,735	1,735	61,769	(1,674)		—
South America	62,768	2,308	2,308	62,447	(2,290)		—
Other areas (5)	101,152	383	383	101,119	(361)		—
Off balance exposures	261,831	791	791			667
Spain	59,039	396	396			142
Mexico	27,038	11	11			161
Turkey	52,336	193	193			212
South America	24,070	165	165			120
Other areas (5)	99,348	26	26			32
Total	813,487	15,057	15,057	550,914	(11,838)	667	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.
(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.
(4) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(5) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

PILLAR 3 2024	4. RISK	P. 86

EU CQ4 - Quality of non-performing exposures by geography (Million Euros. 12-31-2023)

	Gross carrying amount(1)(2) / nominal amount						Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off-balance sheet (4)
On balance exposures	502,460	14,505	14,505	501,707	(11,515)		—
Spain	203,123	7,682	7,682	203,107	(4,304)		—
Mexico	112,192	2,475	2,475	111,887	(3,053)		—
Turkey	50,226	1,594	1,594	50,224	(1,580)		—
South America	54,528	2,223	2,223	54,145	(2,152)		—
Other areas (5)	82,391	531	531	82,344	(426)		—
Off balance exposures	213,975	1,030	1,030			770
Spain	54,540	572	572			204
Mexico	27,691	10	10			100
Turkey	32,530	266	266			323
South America	13,577	163	163			112
Other areas (5)	85,637	19	19			31
Total	716,435	15,536	15,536	501,707	(11,515)	770	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.
(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.
(4) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(5) Other Countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

PILLAR 3 2024	4. RISK	P. 87
Throughout 2024, activity grew in the main geographies where the Group operates. This growth was due to the strong dynamism in lending, particularly in Spain, where the volume of loans to corporates and retail increased, as in Mexico. Lending in Turkey increased significantly in Turkish lira.
Regarding non performing loans, there was a slight increase in the first half in various geographies of the Group, which was offset by the decline in the second half, mainly due to the sale of portfolios in Spain, an activity that continued throughout the year.
The distribution by counterparty sector of total and non-performing exposures of loans and advances, as well as their impairment as of December 31, 2024 and December 31, 2023, are shown below:

Table 21. EU CQ5 - Credit quality of loans and advances to non-financial corporations by industry (Million Euros. 12-31-2024)

	Gross carrying amount (1)(2) /nominal amount					Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment
Agriculture, forestry and fishing	4,828	184	184	4,828	(135)	—
Mining and quarrying	5,701	25	25	5,701	(28)	—
Manufacturing	49,431	834	834	49,360	(688)	—
Electricity, gas, steam and air conditioning supply	16,731	197	197	16,731	(309)	—
Water supply	1,157	25	25	1,157	(18)	—
Construction	10,649	540	540	10,646	(388)	—
Wholesale and retail trade	36,268	1,237	1,237	36,268	(970)	—
Transport and storage	11,942	267	267	11,940	(227)	—
Accommodation and food service activities	9,259	258	258	9,259	(192)	—
Information and communication	10,115	122	122	10,115	(82)	—
Financial activities and insurance	11,048	170	170	11,048	(146)	—
Real estate activities	11,777	589	589	11,660	(427)	—
Professional, scientific and technical activities	4,796	217	217	4,796	(149)	—
Administrative and support service activities	4,709	119	119	4,709	(91)	—
Public administration and defence, compulsory social security	316	4	4	316	(6)	—
Education	643	26	26	643	(18)	—
Human health services and social work activities	2,305	46	46	2,305	(38)	—
Arts, entertainment and recreation	714	42	42	714	(27)	—
Other services	5,432	109	109	5,432	(193)	—
Total	197,822	5,014	5,014	197,630	(4,134)	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.

PILLAR 3 2024	4. RISK	P. 88

EU CQ5 - Credit quality of loans and advances to non-financial corporations by activity sector (Million Euros. 12-31-2023)

	Gross carrying amount (1)(2) /nominal amount					Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment
Agriculture, forestry and fishing	4,530	133	133	4,530	(136)	—
Mining and quarrying	4,924	27	27	4,924	(30)	—
Manufacturing	45,958	814	814	45,893	(685)	—
Electricity, gas, steam and air conditioning supply	15,801	444	444	15,801	(454)	—
Water supply	905	16	16	905	(11)	—
Construction	8,269	665	665	8,269	(426)	—
Wholesale and retail trade	32,080	1,241	1,241	32,080	(883)	—
Transport and storage	10,380	310	310	10,378	(213)	—
Accommodation and food service activities	7,957	329	329	7,957	(208)	—
Information and communication	7,619	71	71	7,619	(54)	—
Financial activities and insurance	7,818	187	187	7,818	(121)	—
Real estate activities	12,661	658	658	12,550	(508)	—
Professional, scientific and technical activities	4,053	178	178	4,053	(124)	—
Administrative and support service activities	4,581	151	151	4,581	(111)	—
Public administration and defence, compulsory social security	303	10	10	303	(11)	—
Education	586	30	30	586	(21)	—
Human health services and social work activities	2,171	129	129	2,171	(48)	—
Arts, entertainment and recreation	906	53	53	906	(42)	—
Other services	4,179	74	74	4,179	(186)	—
Total	175,682	5,520	5,520	175,504	(4,273)	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.
During 2024, the gross book balance of loans and advances to non-financial corporations increased by 13% compared to 2023, in current terms. In contrast, defaulted exposures declined by €506 million and the impairment by €139 million, both of which were partly affected by exchange rates. The impairment ratio was thus -34 basis points below the December 2023 level.
The distribution of the gross book value of performing and non-performing exposures of loans and debt securities by residual maturity is presented below. The accounting values as of December 31, 2024 and December 31, 2023 are presented:

Table 22. EU CR1-A - Maturity of exposures (Million Euros. 12-31-2024)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	5,307	142,244	134,138	161,547	—	443,236
Debt securities	—	14,250	52,444	29,096	103	95,893
Total	5,307	156,494	186,582	190,642	103	539,129
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

Table 18. EU CR1-A - Maturity of exposures (Million Euros. 12-31-2023)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	3,037	121,546	115,373	161,893	—	401,849
Debt securities	—	19,818	46,212	22,717	69	88,816
Total	3,037	141,364	161,585	184,610	69	490,665
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

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The changes of non performing exposures between December 31, 2023 and December 31, 2024 is shown below in the following tables:

Table 23. EU CR2 - Changes in the balance of exposures to credit risk in default and impaired (Million Euros)

Gross book value of defaulted exposures
Opening balance as of December 2023	15,536
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	6,114
Reclassification to non-default status	(3,027)
Amounts recognized as write-offs	(2,426)
Other changes	(499)
Closing balance as of June 2024	15,698

Gross book value of defaulted exposures
Closing balance as of June 2024	15,698
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	6,141
Reclassification to non-default status	(4,319)
Amounts recognized as write-offs	(2,133)
Other changes	(330)
Closing balance as of December 2024	15,057
The balance of defaulted exposures has increased by approximately -3.1% (in line at constant rates), mainly due to the sale of portfolios in Spain, which was a constant throughout the year. Also noteworthy were the cures in retail portfolios in this geographic area, particularly in the second half, which, together with Peru's performance, offset the increase in Mexico and Turkey, mainly affected by the entry of unique clients.

A table with a general overview of forborne exposures is shown below, which includes the amounts as of December 31, 2024 and the main figures as of December 31, 2023:

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Table 24. EU CQ1 - Credit quality of forborne exposures (Million Euros. 12-31-2024)

	Gross carrying amount (1) /nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non-performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	4,506	6,852	6,852	6,852	(469)	(3,336)	4,999	2,525
Central banks	—	—	—	—	—	—	—	—
General governments	28	11	11	11	(2)	(4)	—	—
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	5	6	6	6	—	(3)	7	3
Non-financial corporations	1,944	2,831	2,831	2,831	(246)	(1,617)	1,827	808
Households	2,530	4,004	4,004	4,004	(221)	(1,711)	3,165	1,714
Debt Securities	—	—	—	—	—	—	—	—
Loan commitments given	119	25	25	25	4	4	—	—
Total exposures	4,625	6,877	6,877	6,877	(473)	(3,340)	4,999	2,525
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.

EU CQ1 - Credit quality of forborne exposures (Million Euros. 12-31-2023)

	Gross carrying amount (1) /nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non-performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	4,704	7,659	7,659	7,659	(515)	(3,597)	5,816	3,053
Central banks	—	—	—	—	—	—	—	—
General governments	22	16	16	16	(2)	(4)	5	1
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	17	7	7	7	(2)	(2)	10	4
Non-financial corporations	2,368	3,409	3,409	3,409	(332)	(1,893)	2,211	969
Households	2,297	4,227	4,227	4,227	(178)	(1,698)	3,590	2,078
Debt Securities	—	—	—	—	—	—	—	—
Loan commitments given	215	32	32	32	14	3	—	—
Total exposures	4,920	7,691	7,691	7,691	(529)	(3,600)	5,816	3,053
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.

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The amounts of collateral obtained by taking possession and execution processes as of December 31, 2024 and
December 31, 2023 are shown below, differentiating property, plant and equipment from other collateral:

Table 25. EU CQ7 - Collateral obtained by taking possession and execution processes (Million Euros)

	12-31-2024		12-31-2023
	Collateral obtained		Collateral obtained
	Value at initial recognition(1)	Accumulated negative changes(2)	Value at initial recognition(1)	Accumulated negative changes(2)
Property, plant and equipment (PP&E)	—	—	—	—
Other than PP&E	1,035	(351)	1,209	(466)
Residential immovable property	758	(237)	934	(344)
Commercial Immovable property	234	(87)	263	(116)
Movable property (auto, shipping, etc.)	8	(5)	8	(5)
Equity and debt instruments	30	(21)	—	—
Other	6	—	4	(1)
Total	1,035	(351)	1,209	(466)
(1) Value at initial recognition: the gross carrying amount of the collateral obtained by taking possession at initial recognition.
(2) Cumulative negative changes: cumulative impairment or negative cumulative changes in the value of collateral initially recognised.
4.2.4.Information on the standardised approach
Article 444 CRR
4.2.4.1.Identification of external rating agencies
Article 444 a), b), d) CRR
EU CRD a), b), d)
The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weights applicable to its exposure are as follows: Standard & Poors’, Moodys, Fitch.
The ratings of ECAI are used for exposures to wholesale portfolios, basically those involving “Sovereigns and central banks” in developed countries, and “Financial Institutions”.
In cases where a counterparty has ratings from different ECAIs, the Group follows the procedure laid down in Article 138 of the Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.
When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weight will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weights. If the two lowest risk weights coincide, then that weight will be applied; if they do not coincide, the higher of the two will be applied.
The correspondence between the alphanumeric scale of each agency used and the risk categories used by the Group are defined in the Implementing Technical Standards on the mapping of ECAIs credit assessment under Article 136(1) and (3) of Regulation (EU) No. 575/2013; complying with the provisions of Article 136 of the CRR.
4.2.4.2.Assignment of the credit ratings to public share issues
Article 444 c) CRR
EU CRD c)
The number of cases and the amount of these assignments are not relevant for the Group in terms of credit admission and issuer risk management.
4.2.4.3.Exposure values before and after the application of credit risk mitigation techniques
Articles 444 d), 453 g), h), i) CRR
The original exposure net of value adjustments and provisions, exposure after risk mitigation techniques, and RWA density for each exposure category, according to the standardised approach, are shown below, excluding securitisation and counterparty credit risk exposure:

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Table 26. EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects (Million Euros. 12-31-2024)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
Exposure Class	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	133,884	2,889	163,630	3,654	29,003	17%
Regional governments or local authorities	8,120	281	1,636	153	1,254	70%
Public sector entities	1,086	345	1,166	159	828	62%
Multilateral development banks	230	—	234	3	6	3%
International Organisations	750	—	485	—	—	—
Institutions	10,874	16,000	10,934	1,407	3,944	32%
Corporates	46,834	17,826	44,352	7,757	49,891	96%
Retail	72,167	61,606	64,956	3,420	47,482	69%
Secured by mortgages on immovable property	31,659	525	31,521	236	11,572	36%
Exposures in default	3,362	308	2,962	102	3,143	103%
Exposures associated with particularly high risk	2,189	614	1,936	221	3,235	150%
Covered bonds	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	1	—	1	—	—	51%
Collective Investment Undertakings	2	94	2	1	3	100%
Equity	—	—	—	—	—	—
Other Items	25,241	—	25,450	2	13,155	52%
Total	336,400	100,488	349,264	17,115	163,518	45%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWA: EAD after risk-weighting.

EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects (Million Euros. 12-31-2023)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
Exposure Class	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	151,316	1,040	182,007	2,051	29,145	16%
Regional governments or local authorities	7,505	348	1,490	185	1,316	79%
Public sector entities	953	482	871	143	859	85%
Multilateral development banks	204	—	206	—	6	3%
International Organisations	735	—	475	—	—	—
Institutions	9,908	18,020	9,923	1,737	3,980	34%
Corporates	40,923	14,871	37,504	7,690	43,301	96%
Retail	62,004	35,002	54,142	2,994	39,959	70%
Secured by mortgages on immovable property	30,521	413	30,417	189	11,056	36%
Exposures in default	3,245	304	2,868	93	3,054	103%
Exposures associated with particularly high risk	2,325	493	1,925	221	3,219	150%
Covered bonds	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	1	—	1	—	—	56%
Collective Investment Undertakings	—	1	—	1	1	100%
Equity	—	—	—	—	—	—
Other Items	21,686	14	21,923	17	11,589	53%
Total	331,326	70,990	343,752	15,320	147,485	41%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWA: EAD after risk-weighting.

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The increase in exposure observed during the period is mainly explained by the increase in the retail, mortgage and corporate portfolios, although this organic growth is attenuated by the exchange rate effect, especially in the case of retail; and to a lesser extent in positions with governments and central banks.
The average density in these categories remains largely unchanged, and therefore the evolution of RWA is in line with this growth in exposure.
In addition, the following tables show the exposure net of provisions, before and after the application of credit risk mitigation techniques by risk weights and exposure categories under the standardised approach, excluding securitisation positions and counterparty credit risk exposure.
Exposure net of provisions and after applying CCF and CRM related to counterparty credit risk are shown in table EU CCR3 of Section 4.2.6.2.1 of this report.

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Table 27. EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques (Million Euros. 12-31-2024)

	Risk Weight															Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
Exposure Class	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others
Central Government or central banks	139,315	—	—	—	88	—	9,535	—	—	13,888	811	3,645	—	—	—	167,284	60,236
Regional government or local authorities	405	—	—	—	161	—	—	—	—	1,222	—	—	—	—	—	1,789	246
Public sector entities	345	—	—	—	184	—	9	—	—	786	—	—	—	—	—	1,325	1,274
Multilateral development banks	224	—	—	—	—	—	12	—	—	—	—	—	—	—	—	236	88
International Organisations	485	—	—	—	—	—	—	—	—	—	—	—	—	—	—	485	485
Institutions	—	114	—	—	9,934	—	807	—	—	1,356	131	—	—	—	—	12,341	8,891
Corporates	—	—	—	—	424	—	467	—	—	49,254	1,963	—	—	—	—	52,109	43,689
Retail	—	—	—	—	—	—	—	—	68,376	—	—	—	—	—	—	68,376	68,376
Secured by mortgages on immovable property	—	—	—	—	—	26,119	5,362	—	4	272	—	—	—	—	—	31,757	31,757
Exposures in default	—	—	—	—	—	—	—	—	—	2,907	157	—	—	—	—	3,064	3,064
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—	—	2,157	—	—	—	—	2,157	2,157
Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short-term credit assessment	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	1	—
Collective investment undertakings	—	—	—	—	—	—	—	—	—	3	—	—	—	—	—	3	3
Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other items	12,218	—	—	—	99	—	—	—	—	13,136	—	—	—	—	—	25,452	25,452
Total	152,992	114	—	—	10,892	26,119	16,192	—	68,380	82,825	5,219	3,645	—	—	—	366,379	245,718
(1) Refers to exposure for which no credit rating from designated ECAIs is available.

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EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques (Million Euros. 12-31-2023)

	Risk Weight															Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
Exposure Class	0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Others
Central Government or central banks	156,446	—	—	253	217	—	7,403	—	—	15,652	494	3,593	—	—	—	184,058	54,888
Regional government or local authorities	84	—	—	—	306	—	58	—	—	1,226	—	—	—	—	—	1,674	132
Public sector entities	83	—	—	—	4	—	138	—	—	790	—	—	—	—	—	1,014	820
Multilateral development banks	195	—	—	—	—	—	11	—	—	—	—	—	—	—	—	206	92
International Organisations	475	—	—	—	—	—	—	—	—	—	—	—	—	—	—	475	475
Institutions	—	128	—	—	8,799	—	1,067	—	—	1,630	36	—	—	—	—	11,660	5,458
Corporates	—	—	—	—	151	—	1,038	—	—	42,726	1,279	—	—	—	—	45,194	39,063
Retail	—	—	—	—	—	—	—	—	57,136	—	—	—	—	—	—	57,136	57,136
Secured by mortgages on immovable property	—	—	—	—	—	25,832	4,639	—	2	132	—	—	—	—	—	30,606	30,606
Exposures in default	—	—	—	—	—	—	—	—	—	2,776	186	—	—	—	—	2,961	2,961
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—	—	2,146	—	—	—	—	2,146	2,146
Covered bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—
Collective investment undertakings	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	1	1
Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other items	10,288	—	—	—	79	—	—	—	—	11,573	—	—	—	—	—	21,940	21,940
Total	167,572	128	—	253	9,556	25,832	14,354	—	57,138	76,506	4,141	3,593	—	—	—	359,073	215,719
(1) Refers to exposure for which no credit rating from designated ECAIs is available.

The largest changes in exposures by risk weights during the period occurred, on the one hand, in sovereign exposures subject to a 0% risk weight due to the increase in fixed income portfolio and a decrease in balances with central banks and, on the other hand, in exposures to retail and corporate customers subject to a 75% and 100% risk weight, respectively, as a result of the boost in the growth of activity with this type of exposures. In addition, exchange rate movements observed in some geographies eliminated the impact of activity increase observed in some categories.

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The following table shows the flow statements of credit and counterparty credit risk RWA under standardised approach during the fourth quarter of 2024:

Table 28. RWA flow statements of credit risk exposures under the standardised approach (Million Euros)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWA as of September 30, 2024	153,587	12,287	3,517	281	157,104	12,568
Asset size	5,507	441	(531)	(42)	4,977	398
Asset quality	(150)	(12)	(7)	(1)	(157)	(13)
Model updates	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	4,574	366	134	11	4,708	377
Other	—	—	—	—	—	—
RWA as of December 31, 2024	163,518	13,081	3,113	249	166,631	13,331
During the fourth quarter of 2024, in line with previous quarters, the risk weighted assets grow in line with the organic activity of the Group, mainly in the retail portfolios of Mexico and Turkey; as well as both retail and corporate portfolios in Argentina.
The effect due to exchange rate variations is primarily due to the appreciation of the Turkish lira and the exposures that the Group has against the US dollar in various geographies.
The full annual series of RWA flow of credit risk under the standardised approach is available in the editable file “Pillar 3 2024 – Tables & Annexes”.
4.2.5.Information on the IRB approach
4.2.5.1.General information
4.2.5.1.1.Authorisation by the supervisor to use the IRB approach
Article 452 a), b), f) CRR
EU CRE a), e)
The following are the models authorised by the supervisor for use in the calculation of regulatory capital (own funds) requirements.

Institution Portfolio	Portfolio	Number of models	Model description
BBVA S.A.	Sovereigns	4	1 Rating, 1 PD model, 1 LGD model, 1 CCF model
	Financial institutions	4	1 Rating, 1 PD model, 1 LGD model, 1 CCF model
	Public institutions	5	1 Rating, 1 PD model, 2 LGD models, 1 CCF model
	Specialised finance	1	1 Slotting criteria, 1 CCF model
	Developers	5	1 Rating, 1 PD model, 2 LGD model, 1 CCF model
	Small Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Medium-sized Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Large Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Mortgages	6	2 Scorings, 2 PD models, 1 LGD model, 1 CCF model
	Consumer finance	5	2 Scorings, 2 PD models, 1 LGD model
	Credit cards	8	2 Scorings, 2 PD models, 2 LGD models, 2 CCF models
	Automobiles	4	2 Scorings, 1 PD model, 1 LGD model
BBVA Bancomer	Retail Revolving (Credit Cards)	10	4 Scorings, 4 PD models, 1 LGD model, 1 CCF model
	Large Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
	Medium-sized Corporates	4	1 Rating, 1 PD model, 1 LGD models, 1 CCF model
BBVA Group	Equity	1	1 capital model
The following table shows the distribution of EAD of credit and counterparty risk by method for each category of exposure as of December 31, 2024 and as of December 31, 2023, in addition to the percentage subject to rollout13 (counterparty credit risk included and securitisations are excluded):
13 Sequential deployment process of IRB models in each exposure category.

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Table 29. EU CR6-A — Scope of the use of IRB and SA approaches (Million euros. 12-31-2024)

	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach (1)	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB Approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
Central governments or central banks	14,709	154,337	90.92%	9.08%	—
Of which Regional governments or local authorities		—	—	—	—
Of which Public sector entities		—	—	—	—
Institutions	142,282	119,571	23.84%	76.16%	—
Corporates	197,529	259,445	14.32%	74.04%	11.64%
Of which Corporates - Specialised lending, excluding slotting approach		—	—	—	—
Of which Corporates - Specialised lending under slotting approach		12,517	—	100.00%	—
Retail	102,923	210,448	17.11%	46.52%	36.38%
Of which Retail – Secured by real estate SMEs		3,212	22.19%	25.25%	52.57%
Of which Retail – Secured by real estate non-SMEs		93,385	8.84%	71.64%	19.52%
Of which Retail – Qualifying revolving		25,445	—	58.36%	41.64%
Of which Retail – Other SMEs		33,786	15.94%	10.13%	73.92%
Of which Retail – Other non-SMEs		54,619	39.63%	21.81%	38.56%
Equity	6,551	6,551	—	100.00%	—
Other non-credit obligation assets	—	25,295	100.00%	—	—
Total	463,993	775,646	34.75%	51.37%	13.88%
(1) Includes the value of the exposure defined by article 429(4) of the CRR that corresponds to the exposure to the leverage ratio as defined in section 3.6.

Table 29. EU CR6-A — Scope of the use of IRB and SA approaches (Million euros. 12-31-2023)

	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach (1)	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB Approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
Central governments or central banks	11,381	168,792	71.35%	6.08%	22.57%
Of which Regional governments or local authorities		—	—	—	—
Of which Public sector entities		—	—	—	—
Institutions	191,747	138,597	6.06%	81.18%	12.76%
Corporates	178,073	232,005	7.23%	74.41%	18.36%
Of which Corporates - Specialised lending, excluding slotting approach		—	—	—	—
Of which Corporates - Specialised lending under slotting approach		7,622	—	100.00%	—
Retail	103,285	197,275	11.46%	59.27%	29.27%
Of which Retail – Secured by real estate SMEs		2,854	21.04%	30.77%	48.20%
Of which Retail – Secured by real estate non-SMEs		94,779	6.50%	71.08%	22.42%
Of which Retail – Qualifying revolving		36,703	8.21%	40.29%	51.50%
Of which Retail – Other SMEs		18,005	6.71%	16.75%	76.54%
Of which Retail – Other non-SMEs		44,833	25.90%	26.56%	47.54%
Equity	6,164	6,164	—	100.00%	—
Other non-credit obligation assets	—	21,702	5.67%	—	94.33%
Total	490,650	764,534	22.35%	54.37%	23.28%
(1) Includes the value of the exposure defined by article 429(4) of the CRR that corresponds to the exposure to the leverage ratio as defined in section 3.6.

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The above table is shown according to the CRR2 EBA ITS where the first column includes the exposure value (EAD) of the portfolios subject to the IRB method, while the second column includes the value of the exposures subject to the standard and IRB approaches.
In 2024 there have been no relevant changes in the roll-out plans.
The following chart shows the exposures distributed by permanent partial use of the standard method, subject to roll-out plans and those that are already subject to the IRB method:

Chart 12. Distribution of Exposure between the use of PPU, IRB and rollout plans

Central governments or central banks
90.9%
9.1%
Institutions
23.8%
76.2%
Corporates
14.3%
74.0%
11.6%
Specialised lending Corporates
100.0%
Retail
17.1%
46.5%
36.4%
Subject to roll-out plans
Subject to IRB
Subject to PPU

The main types of rating models used in the IRB portfolios are ratings for wholesale portfolios and proactive and reactive scorings in the case of retail portfolios.
The rating models give contracts/customers a score that orders customers according to their credit quality. This score is determined, among others, by the characteristics of the transactions, economic and financial conditions of the customer, information on payment behaviour, and credit bureau.
The approval of the models by the supervisor includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).
As an IRB entity, the BBVA Group is aware of the importance of assessing the potential future inclusion of additional portfolios under an IRB approach, which is materialised in a roll-out plan (see table EU CR6-A for more information).
4.2.5.1.2.Structure of internal rating systems and relationship between internal and external ratings
EU CRE a)
The Group has rating tools for each exposure category listed in the Basel Agreement.
The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).
These decision models are the basic tool to decide who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.
For the wholesale portfolio, the Group has rating tools that, unlike scorings, do not assess transactions but rather customers. The Group has different tools for rating the various customer segments: small companies, corporates, government and the public sector, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risk, corporates, financial

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institutions) the internal information is supplemented by the benchmarks of external rating agencies.
The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies.

Internal rating	Probability of default (basic points)
Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243
4.2.5.1.3.Use of internal estimates for purposes other than the calculation of regulatory capital requirements
The Group’s internal estimates are a critical component of management based on value creation, giving rise to criteria for assessing the risk-return trade-off.
These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.
Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.
The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.
4.2.5.1.4.Process for managing and recognizing the effects of credit risk mitigation
Article 435 (1) d)
Mitigation is an iterative process whose purpose is to recognize the benefits of the existence of collateral and guarantees, ordering them from the highest to the lowest credit quality.
The Group uses risk mitigation techniques for exposure pertaining to the wholesale portfolio by replacing the debtor’s RW with that of the guarantor, in cases in which the latter is eligible and its RW is lower than the debtor’s. In retail admission processes the guarantor is included in the scoring itself.
Collateral in IRB models is recognised through the LGD and must meet eligibility criteria based on maturity and minimum exposure coverage, and making the necessary adjustments depending on the type of existing collateral, financial or real.
4.2.5.1.5.Control mechanisms for internal rating models
Article 452 c), d), e) CRR
EU CRE b), c), d)
The Group has a management framework for rating models that covers all the phases of the model life-cycle: from the moment where a specific need that triggers the development or change of a model is identified, through its validation, regular monitoring and use within the credit risk processes.
Model Development
The development of a model is an activity that requires the involvement of different stakeholders, experience and multidisciplinary technical knowledge. GRM Data & Advanced Analytics is the area responsible for the

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development of BBVA Group's risk models. As a global function, it must ensure that the models are developed according to the best market practices, that the model development process is homogenous within the Group and an efficient management of existing resources.
Every model development must be properly documented. A correct and updated documentation allows to reduce the dependencies of key people and facilitates control, review and training tasks, mitigating the model risk.
An outsourcing of specific activities in the development of risk models is possible, but in no case does this imply a transfer of responsibility outside the Group.
The Group has internal policies where all concepts are defined.
Model Approval
The Group's Chief Risk Officer (CRO) is the head of the risk function in the executive line and, in order to better perform his duties, he is supported by a specific committee structure.
The IRB Rating System and IMA Models Change Rule defines the internal governance process that must be followed in order to start using the BBVA Group's risk models, as defined in the Model Risk Management Policy, indicating the committees that must authorize the new models and their changes (methodological changes, changes in scope and usage), as well as the cessation of its use, depending on the materiality of the changes introduced in the model.
The Global Risk Management Committee (GRMC) is constituted as a forum for advising and supporting the Group Risk Director for the exercise of the functions and decision-making that the latter is responsible for adopting. This includes with regards to model risk, among other functions, approving both the material modifications of the Internal Models that are used in the Calculations of Regulatory Capital (IRB; IMA; Longevity) as well as of new models that will be used to this end.
Moreover, the Risk Models Management Committee (RMMC) reports to the GRMC, providing it with adequate technical support in decisions associated with model risk management. One of its functions is the review, prior to its presentation to the GRMC, of the requests for new Internal models that will be for Regulatory Capital calculations or the changes to be introduced in the existing ones, acting in a delegated manner to approve those changes of less relevance or immaterial.
Given its technical component, the presidency is exercised by the Head of GRM Data & Advanced Analytics. In addition to including members of GRM's Senior Management and the responsible for GRM Internal Control, the committee is also complemented by members of the GRM Data & Advanced Analytics and Advanced Analytics R&IC-Validación Interna COEs.
Model Monitoring
A comprehensive monitoring framework allows to identify unexpected behaviour incorrect model usages and even to anticipate when changes in the risk profile of portfolios or products require corrective actions to be taken. The risk rating models are monitored with a frequency appropriate to the nature of the model, the availability of new data, modelling techniques and the importance of their use in management.The monitoring is analysed with a double perspective: performance and use.
Performance monitoring aims to detect deficiencies in the behaviour of risk rating models, anticipating their possible deterioration over time. It is a mechanism to determine if the models are working correctly, helping to verify that the components of the model work as expected. The performance monitoring framework makes possible to identify weaknesses and establish the necessary action plans to ensure its proper functioning. This analytical framework, a fundamental component of risk model planning, establishes the minimum criteria that must be taken into account, as well as the metrics and thresholds that allow warning of unwanted behaviour.
Usage monitoring aims to verify that the model is effectively used in the risk management process, for the uses defined, and in an appropriate way. This control mechanism continuously allows the detection of deviations from the intended use of the models, as well as the establishment of action plans for their correction.
In addition, the Group has an area independent from the developers and users of the rating models, whose main function is to backtest the models, in order to ensure their accuracy, robustness and stability (see “Validation Process” in section 4.2.5.1.7)
On the other hand, a series of reports are periodically presented to the governing bodies for their review, which purpose of is to monitor the main risk indicators and management metrics, the presentation of follow-up reports and plans to redirect exceeded indicators with respect to the action frameworks approved annually.
4.2.5.1.6.Description of the internal rating process
Article 452 f) CRR
EU CRE e)
There follows a description of the internal rating process by type of customer:
•Central banks and central governments: For this segment, the assignment of ratings is made by country risk unit, which periodically analyse this type of customer, rating them according to the

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parameters included in the corresponding rating model. There are 3 different methodologies currently in use for allocating country ratings: (i) ratings from external agencies, used for developed countries, emerging countries with elevated incomes and emerging countries where the Group has little risk; (ii) internal rating based on a proprietary tool used for emerging countries where the Group has an appreciable risk; and lastly (iii) the country risk scores published by the Belgian export credit agency (which manages the quantitative model used by the OECD to assign its country risk scores) for countries of marginal importance for the Group that have no external ratings. Sovereign ratings are generated in local and foreign currency for all countries, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.
For emerging countries rated with the internal tool, the local currency rating is obtained by adjusting the foreign currency rating provided by the internal tool with authorization from the Risk Committee allocated for such purpose.
•Financial institutions: The relevant risk unit periodically rates these types of clients, and constantly monitors the evolution of these clients in national and international markets. External ratings are a key factor in the ratings assignment for financial institutions.
•Public institutions: the rating is generally obtained by the risk units responsible for their sanction, on an annual basis, at the same time as the review of clients' risks or the publication of their accounts.
•Large Companies: Includes the rating of exposure with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).
In accordance with the characteristics of the large companies, the rating model has a global nature with specific algorithms according to the sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations.
The responsibility for the assessment lies with the units proposing the risk, while those responsible of approvals, validate it when the decision is taken.
•Medium-sized companies: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring.
As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.
•Small-sized companies: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends to run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.
•Specialised Lending: To classify this segment, the Group has chosen to use the approach of slotting criteria, as included in the Basel Accord of June 2004 and in the solvency regulations (CRR Article 153.5).
•Developers: The rating of real estate developers covers the rating of both customers who are developers and the Property Projects unit. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.
•BBVA Mexico Corporates: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.
In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.).
•Retailers: Retail exposure is rated by models developed internally by the Entity that allow the credit risk of portfolios to be assessed. The model score can be assigned at the customer or product level and transformed into a probability of default, allowing for management based on risk groups. Depending on the information available, ratings can be reactive or proactive. The reactive ratings are generated from the customer's request to take out a product, while the proactive ratings are periodically calculated on the basis of the information available, internal and external, on the

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customer's payment behaviour. Proactive models allow offers of pre-approved products, which are instrumentalised in mass marketing campaigns. Ratings are integrated into admission and monitoring processes for retail portfolios, ensuring adequate credit risk management.
The rating process is as follows for each specific category of retail exposure:
a.Mortgages, Consumer Finance and Retail Cards - Spain:
◦Reactive processes: The manager collects data on the customer (personal, financial, banking relationship information) and on the transaction (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision on whether it is approved is made based on the results of applying the model and risk policies
◦Proactive processes: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and first and second in liability seniority, are rated according to information on their behavior.
b.Consumer Finance Autos Spain: The financing request may come through the call center or be directly recorded in the web application by our authorised dealers. The necessary information on the customer (personal, financial information, authorisation to consult the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is verified, the decision of whether to approve it is made based on the results of applying the model and risk policies.
c.Retail Revolving- Cards BBVA Mexico: The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorisation to consult the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision on whether it is approved is made based on the results of applying the model and risk policies.
◦Behavioural: Every month all the active cards are rated according to their transactional behaviour and payment status.
◦Proactive: Each month all the customers who have asset positions.
d.SMEs Spain (legal persons): Management is based on the allocation of limits/ceilings at the customer level, based on the results of a proactive monthly update rating.
•Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for customers as a result of their rating in the lending process.
4.2.5.1.7.Definitions, methods and data for estimating and validating risk parameters
Article 452 f) CRR
EU CRE e)
The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a facility or customer to be considered in a situation of default, the provisions of current regulations must be met.
Specifically, there are two approaches in the Group for considering default and estimating parameters:
•The facility level approach is applied within the sphere of retail risk. Each customer transaction is handled as an independent unit in terms of credit risk. Therefore, non compliance with credit obligations to the bank is handled at the transaction level.
•The obligor level approach is applied to the remainder portfolios. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.
Furthermore, to avoid including non material defaults in the estimates, non-performing volumes have to pass through a materiality filter that depends on the type of customer and transaction, according to what is established by the EBA’s Definition of Default guidelines.
Estimating parameters
In the case of Spain and Mexico, the Group has an internal information system denominated CORE that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.
This information system guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory

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capital using the advanced approach, economic capital and expected loss by credit risk.
Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process.
In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.
The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating regulatory capital requirements.
•Probability of default (PD)
The methodology used for estimating the PD in cases that have a sufficiently large mass of internal data is based on the creation of risk groups. The groups proposed with a view to calibration are defined by grouping contracts together, seeking to achieve intra-group homogeneity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of groups is defined in order to allow a suitable discrimination of risk.
The fundamental metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.
Once the risk groups have been defined, the average empirical PD recorded for each one is obtained and adjusted to represent the likely range of variability of the parameter.
In low default portfolios (LDPs) the empirical PDs observed by external rating agencies are used to obtain the PD of internal risk groups.
•Loss given default (LGD)
As a general rule, the method used to estimate loss given default (LGD) in portfolios with a sufficient number of defaults is Workout LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of default.
This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.
These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine the LGD. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.
There is insufficient historical experience to make a robust estimate in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default (LGD).
The loss given default (LGD) rates estimated according to the internal databases the Bank holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, the following concepts can be defined: long-run loss given default (LRLGD), the downturn loss given default (DLGD), and loss given default best estimate (LGD BE).
The DLGD is the key parameter to calculate the risk weighted assets and represents the LGD observed in an economic downturn.
Finally, LGD BE is determined according to the loss given default (LGD) observed in the BE period, which aims to cover the defaults closest in time to the present, in other words those that have been produced at a time of the economic cycle that is similar to the present and that also correspond to a very similar portfolio to the present one.
However, for defaulted transactions, the LGD at the worst time will be the LGD BE plus a stress, which is measured based on the volatility of LGD.
•Credit conversion factor (CCF)
As with the two preceding parameters, exposure at default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this is not applicable in all cases.
For example, for products with committed limits, such as credit cards or credit facilities, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.
In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

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CCF is estimated by using the cohort14 approach, analysing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.
Different approaches are used for retail and wholesale exposure. The facility level approach analyses the evolution of the exposure up to the time of the breach of contract, while the obligor level approach analyses the evolution of the exposure up to the moment of the non-compliance of the client.
Again, in low-default portfolios there is not enough historical experience to be able to make a reliable estimate with the defined LGD methodology. In this case, external sources are also used, which are combined with internal data to obtain a CCF representative of the portfolio.
•Validation process
The models used for calculating the parameters, as explained above, are subject to an effective contrast, in accordance with the principle of proportionality, by the Internal Approval team, independent from those that have developed or used said calculation, in order to ensure its accuracy, robustness and stability.
This review process is not restricted as to the time of approval, or the inclusion of changes in the models, but rather is framed within a plan that allows for a periodic evaluation of them, resulting in the issuance of recommendations and mitigating actions for the deficiencies identified.
As such, all models used in regulatory capital calculations using internal models must be subject to an annual review of the calculation, which meet the minimum quantitative and qualitative test content requested by the supervisor in Section 4 of the ECB's Guidelines on Internal Models (General Aspects); even when, in accordance with the principle of proportionality, certain aspects or models that are relatively insignificant within the capital calculation may be subject to revision in the context of a broader review cycle.
However, this possibility does not provide an exemption from conducting the various tests defined in the Instructions for Reporting the Validation Results of Internal Models, issued by the ECB in February 2019 and the supervisory handbook on the validation of rating systems under the internal ratings based approach, and that should—for Internal Models on Capital for Credit Risk—be sent to the supervisor on an annual basis and include:
•Back-testing of the parameters by comparing the model estimates with the levels actually achieved in the annual study period.
•Discrimination Capacity Analysis, it being important to analyse the evolution of the calculated indices over time by comparing them with indices obtained at different points in time (for example, during model construction).
•Representativeness Analysis, both in order to analyse that the model's application perimeter is set to the approved and defined perimeter, and in order to analyse the representativeness of the historical data used in the estimation of the risk parameters applied; with particular emphasis on tracking the record of changes made to the definition of default.
•Override analyses, which modify the final score obtained as a large number of analyses could indicate that the model is lacking certain important information.
•Stability Analysis: in order to assess the stability of the rating system, analyses will be conducted on customer migrations, on the stability of the migration matrix and on concentration in rating grades; these analyses may be supplemented, optionally and based on results, by comparing the Population Stability Index (PSI).
•Evaluation of the Data Used in the calibration by analysing the data extraction, processing and purging processes; analysing the Data Quality Management Framework and the results obtained therefrom.
The various aspects detected by Internal Validation during the review process which are susceptible to be improved will be reflected in the validation report by setting weaknesses (recommendations, suggestions or limitations) whose criticality is expressed on a four-color scale based on the risk assigned to the same.
For each recommendation issued, the validation report will include the details of the person responsible for its resolution, the proposed action plan and the committed resolution date (which will be limited by the maximum terms defined by validation based on the severity granted to the same and the model TIER, these being greater for recommendations of lesser severity and TIER).
Once the suggestions, limitations and recommendations have been established, Internal Validation will issue its opinion on the level of risk existing in the revised model, using a four-level scale.
The reports issued by Internal Validation, required as part of the approval process for the implementation of new models or relevant changes to existing ones, will be presented to the committees established for this purpose.
14 A cohort is a twelve-month window that has a reference date (closing of each month) and contains all delinquent transactions whose default date occurs within the cohort. All operations must have a contract date prior to the reference date.

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Additionally, at least every six months, the periodic reports that have been issued throughout the period will be sent to the Risk Models Management Committee (RMMC) for information purposes, and those classified as having a high level of Model Risk will be presented.
Annually, the results of the year's Internal Validation work will be presented to the Global Risk Management Committee (GRMC) and to the Risk and Compliance Committee of the BBVA Group Board of Directors (CRyC), with a summary of the conclusions obtained on the models used in IRB Systems to calculate the Credit Risk Weight Assets reviewed detailing the main strengths and weaknesses of the most relevant.
In addition, the details of the expired recommendations will be presented to the RMMC on a quarterly basis. The Committee urges its members to take the appropriate measures to execute the necessary plans aiming to solve or mitigate the weaknesses associated with the expired recommendations. Moreover, the information to these recommendations will be submitted to the GRMC on a biannual basis.
4.2.5.2.Exposure values by category and PD range
Article 452 g) CRR
The following table presents the information on credit risk as of December 31, 2024 (excluding counterparty credit risk, which is set out in detail in Table CCR4 in section 4.2.6.2.2) using the internal ratings-based (IRB) approach, by debtor grade for the different categories of exposure:

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Table 30. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range (Million Euros. 12-31-2024)

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for AIRB approach	239,734	148,224	47.41%	309,964	2.96%	18,008,667	44.51%		143,562	5%	5,200	(5,153)
Central governments or central banks	13,723	917	44.63%	14,244	0.17%	50	24.61%	1	1,187	8%	9	(1)
0,00 to <0,15	13,392	470	39.46%	13,689	0.02%	18	24.24%	1	738	5%	1	—
0,00 to <0,10	13,392	470	39.46%	13,689	0.02%	17	24.24%	1	738	5%	1	—
0,10 to <0,15	—	—	—%	—	—%	1	—%	—	—	—%	—	—
0,15 to <0,25	38	293	50.00%	185	0.20%	5	40.00%	3	92	50%	—	—
0,25 to <0,50	30	15	51.80%	39	0.31%	3	40.28%	2	18	46%	—	—
0,50 to <0,75	—	—	—%	—	—%	1	—%	—	—	—%	—	—
0,75 to <2,50	65	—	50.00%	65	1.50%	6	40.00%	1	53	82%	—	—
0,75 to <1,75	65	—	50.00%	65	1.50%	6	40.00%	1	53	82%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	185	137	50.01%	254	6.76%	7	26.34%	2	263	104%	7	—
2,50 to <5,00	12	137	50.01%	80	4.40%	4	40.00%	4	125	155%	1	—
5,00 to <10,00	174	—	50.00%	174	7.85%	3	20.01%	1	138	79%	5	—
10,00 to <100,00	12	—	97.95%	12	15.12%	6	40.27%	1	24	195%	1	—
10,00 to <20,00	12	—	—	12	14.98%	3	40.25%	1	23	195%	1	—
20,00 to <30,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	97.95%	—	36.75%	3	42.71%	1	—	300%	—	—
100,00 (Default)	—	—	88.89	—	100.00%	4	40.29%	2	—	10%	—	—
Institutions	16,502	14,483	50.74%	24,021	0.21%	2,654	41.76%	6	7,062	29%	19	(16)
0,00 to <0,15	10,745	11,073	47.37%	16,036	0.07%	1,377	41.80%	8	3,196	20%	4	(5)
0,00 to <0,10	8,849	9,796	45.92%	13,383	0.06%	332	41.51%	9	2,431	18%	3	(2)
0,10 to <0,15	1,896	1,277	58.49%	2,653	0.11%	1,045	43.29%	2	765	29%	1	(3)
0,15 to <0,25	3,518	2,114	61.85%	4,867	0.19%	557	42.98%	3	1,874	38%	4	(2)
0,25 to <0,50	1,012	875	62.83%	1,644	0.34%	290	36.26%	1	666	41%	2	(1)
0,50 to <0,75	866	236	56.66%	1,000	0.56%	160	44.44%	1	755	76%	2	(1)
0,75 to <2,50	225	70	58.69%	266	0.99%	109	43.00%	2	240	91%	1	—
0,75 to <1,75	225	70	58.69%	266	0.99%	109	43.00%	2	240	91%	1	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	130	106	65.99%	199	4.78%	89	39.73%	2	323	162%	4	(2)
2,50 to <5,00	79	98	66.53%	143	4.20%	65	44.10%	2	251	175%	3	(1)
5,00 to <10,00	52	8	59.81%	56	6.28%	24	28.45%	2	71	129%	1	(1)
10,00 to <100,00	—	9	27.36%	3	23.24%	45	42.77%	3	6	222%	—	—
10,00 to <20,00	—	8	20.29%	2	13.37%	8	45.00%	1	4	214%	—	—
20,00 to <30,00	—	—	20.00	—	20.79%	3	45.00%	1	—	269%	—	—
30,00 to <100,00	—	1	73.97%	1	41.48%	34	38.61%	3	2	235%	—	—
100,00 (Default)	6	—	33.63%	6	100.00%	27	11.57%	4	1	24%	1	(4)

PILLAR 3 2024	4. RISK	P. 107

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Corporate - SMEs	17,912	5,533	33.07%	19,611	6.99%	53,509	48.36%	2	18,700	95%	809	(870)
0,00 to <0,15	820	663	44.56%	1,103	0.12%	4,048	51.82%	2	373	34%	1	(1)
0,00 to <0,10	54	1	6.88%	54	0.05%	114	42.79%	4	18	34%	—	—
0,10 to <0,15	765	662	44.61%	1,048	0.12%	3,934	52.29%	2	354	34%	1	(1)
0,15 to <0,25	996	294	44.72%	1,124	0.20%	2,367	50.32%	2	517	46%	1	(1)
0,25 to <0,50	3,133	572	38.54%	3,355	0.35%	5,119	49.75%	2	2,248	67%	6	(3)
0,50 to <0,75	2,644	547	39.93%	2,839	0.54%	4,452	50.55%	2	2,390	84%	8	(7)
0,75 to <2,50	4,672	1,010	34.25%	4,980	1.20%	7,999	47.87%	2	5,199	104%	31	(28)
0,75 to <1,75	4,483	980	33.15%	4,770	1.16%	7,835	47.94%	2	4,926	103%	29	(25)
1,75 to <2,50	189	30	70.19%	210	2.03%	164	46.34%	3	272	130%	2	(3)
2,50 to <10,00	4,174	2,221	24.34%	4,663	4.51%	9,453	43.48%	2	6,097	131%	99	(108)
2,50 to <5,00	3,045	1,872	24.00%	3,458	3.38%	6,289	43.55%	2	4,164	120%	55	(65)
5,00 to <10,00	1,129	349	26.13%	1,205	7.75%	3,164	43.26%	3	1,933	160%	44	(44)
10,00 to <100,00	603	128	35.25%	644	25.78%	15,407	47.51%	2	1,575	245%	86	(33)
10,00 to <20,00	287	44	31.67%	298	14.32%	1,129	46.61%	2	599	201%	21	(16)
20,00 to <30,00	46	4	40.73%	47	23.93%	231	44.41%	3	108	229%	5	(4)
30,00 to <100,00	270	80	36.98%	299	37.48%	14,047	48.90%	2	869	290%	59	(13)
100,00 (Default)	871	98	33.29%	903	100.00%	4,664	58.23%	2	300	33%	577	(689)
Corporate - Non-SMEs	95,320	97,653	56.86%	150,696	0.87%	14,457	46.05%	2	74,068	49%	608	(722)
0,00 to <0,15	19,306	29,775	60.53%	37,296	0.09%	1,515	45.14%	1	8,536	23%	15	(4)
0,00 to <0,10	12,319	16,823	60.38%	22,494	0.07%	399	45.03%	1	4,141	18%	7	(2)
0,10 to <0,15	6,987	12,952	60.72%	14,802	0.12%	1,116	45.30%	2	4,395	30%	8	(2)
0,15 to <0,25	40,797	43,810	58.79%	66,500	0.20%	3,385	46.43%	2	26,964	41%	62	(18)
0,25 to <0,50	18,169	13,606	51.65%	25,183	0.37%	2,276	46.21%	2	15,261	61%	43	(14)
0,50 to <0,75	7,089	2,982	56.54%	8,801	0.60%	1,604	46.65%	2	6,957	79%	25	(15)
0,75 to <2,50	6,363	5,121	41.89%	8,468	1.27%	2,127	46.13%	2	9,118	108%	50	(28)
0,75 to <1,75	4,999	4,356	38.97%	6,669	1.12%	1,765	46.43%	2	7,238	109%	36	(17)
1,75 to <2,50	1,365	765	58.53%	1,799	1.80%	362	45.03%	1	1,879	104%	15	(11)
2,50 to <10,00	2,563	2,024	36.38%	3,271	4.37%	2,130	45.21%	2	5,597	171%	66	(211)
2,50 to <5,00	1,750	1,551	32.27%	2,249	3.27%	1,193	45.45%	2	3,679	164%	35	(41)
5,00 to <10,00	813	473	49.86%	1,022	6.78%	937	44.68%	2	1,917	188%	31	(170)
10,00 to <100,00	444	189	55.01%	546	20.66%	945	48.03%	2	1,521	278%	55	(31)
10,00 to <20,00	220	78	34.79%	246	14.76%	322	50.36%	1	696	283%	19	(18)
20,00 to <30,00	173	93	75.74%	244	22.88%	59	45.48%	2	631	259%	26	(7)
30,00 to <100,00	51	18	35.58%	56	36.79%	564	48.91%	2	193	344%	11	(6)
100,00 (Default)	588	147	31.05%	630	100.00%	475	47.73%	2	115	18%	291	(400)

PILLAR 3 2024	4. RISK	P. 108

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - Immovable property SMEs	802	260	6.88%	820	25.92%	15,642	29.63%	—	1,659	202%	76	(9)
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	776	258	6.88%	793	23.46%	15,175	29.42%	—	1,649	208%	65	(1)
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	766	258	6.88%	784	22.72%	15,020	29.41%	—	1,643	209%	62	(1)
30,00 to <100,00	9	—	—%	9	85.84%	155	29.84%	—	6	62%	3	—
100,00 (Default)	26	2	6.88%	26	100.00%	467	36.13%	—	11	41%	11	(8)
Retail - Immovable property non-SMEs	67,721	3,917	6.97%	67,994	4.81%	926,510	32.61%	—	14,104	21%	1,065	(1,094)
0,00 to <0,15	45,315	2,823	6.94%	45,511	0.05%	630,271	31.90%	—	2,388	5%	7	(15)
0,00 to <0,10	43,272	2,730	6.94%	43,462	0.04%	604,776	31.69%	—	2,120	5%	6	(13)
0,10 to <0,15	2,042	94	7.02%	2,049	0.13%	25,495	36.48%	—	268	13%	1	(2)
0,15 to <0,25	6,835	456	6.94%	6,866	0.19%	95,200	33.82%	—	1,111	16%	5	(7)
0,25 to <0,50	4,976	240	6.99%	4,993	0.35%	66,996	36.18%	—	1,346	27%	7	(10)
0,50 to <0,75	1,241	69	7.09%	1,246	0.59%	19,254	34.71%	—	469	38%	3	(7)
0,75 to <2,50	3,866	194	7.05%	3,880	1.41%	54,306	34.24%	—	2,563	66%	22	(27)
0,75 to <1,75	3,019	156	7.10%	3,030	1.25%	44,126	32.55%	—	1,736	57%	14	(16)
1,75 to <2,50	847	38	6.88%	850	1.97%	10,180	40.28%	—	827	97%	8	(11)
2,50 to <10,00	1,556	95	7.07%	1,563	4.98%	19,639	37.68%	—	2,343	150%	35	(106)
2,50 to <5,00	966	60	7.10%	970	3.41%	12,389	36.70%	—	1,183	122%	14	(23)
5,00 to <10,00	591	35	7.01%	593	7.55%	7,250	39.27%	—	1,160	196%	21	(83)
10,00 to <100,00	1,089	27	8.11%	1,091	21.73%	10,911	39.88%	—	2,852	261%	113	(63)
10,00 to <20,00	588	18	6.88%	590	13.43%	5,936	39.33%	—	1,449	246%	37	(33)
20,00 to <30,00	302	9	10.56%	303	23.77%	3,130	40.04%	—	869	287%	34	(17)
30,00 to <100,00	199	—	—%	199	43.27%	1,845	41.25%	—	534	269%	42	(13)
100,00 (Default)	2,844	11	7.75%	2,845	100.00%	29,933	25.99%	—	1,031	36%	872	(859)

PILLAR 3 2024	4. RISK	P. 109

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - Other exposures SMEs	3,106	833	68.31%	3,624	11.89%	208,371	54.47%	—	2,099	58%	309	(244)
0,00 to <0,15	318	273	70.21%	491	0.12%	33,308	53.16%	—	76	15%	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	318	273	70.21%	491	0.12%	33,308	53.16%	—	76	15%	—	—
0,15 to <0,25	152	68	71.35%	197	0.20%	10,231	51.88%	—	44	22%	—	—
0,25 to <0,50	280	103	69.97%	345	0.31%	17,402	52.68%	—	104	30%	1	(1)
0,50 to <0,75	357	102	68.21%	420	0.51%	20,262	52.52%	—	170	40%	1	(2)
0,75 to <2,50	716	169	67.96%	822	1.17%	39,998	52.50%	—	485	59%	6	(7)
0,75 to <1,75	716	169	67.96%	822	1.17%	39,998	52.50%	—	485	59%	6	(7)
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	662	80	67.78%	711	4.27%	39,803	52.47%	—	566	80%	18	(19)
2,50 to <5,00	519	68	68.86%	561	3.33%	30,935	52.60%	—	437	78%	11	(12)
5,00 to <10,00	143	12	61.87%	150	7.82%	8,868	51.97%	—	130	87%	7	(8)
10,00 to <100,00	339	11	56.93%	344	27.37%	29,768	61.69%	—	602	175%	68	(13)
10,00 to <20,00	64	6	60.27%	67	14.31%	4,388	51.49%	—	70	104%	6	(7)
20,00 to <30,00	248	2	42.88%	248	29.46%	23,567	65.87%	—	495	199%	55	(3)
30,00 to <100,00	28	3	59.44%	29	39.56%	1,813	49.32%	—	38	130%	7	(3)
100,00 (Default)	282	26	43.43%	293	100.00%	17,599	65.21%	—	52	18%	216	(201)
Retail - Other exposures Non-SMEs	12,864	32	42.97%	12,877	9.59%	1,281,389	63.57%	—	7,658	59%	834	(968)
0,00 to <0,15	4,691	4	49.17%	4,693	0.06%	383,531	62.01%	—	758	16%	2	(16)
0,00 to <0,10	3,449	1	19.14%	3,449	0.04%	261,972	59.92%	—	390	11%	1	(8)
0,10 to <0,15	1,242	3	57.62%	1,243	0.12%	121,559	67.80%	—	368	30%	1	(7)
0,15 to <0,25	925	1	64.33%	925	0.22%	100,672	67.49%	—	401	43%	2	(7)
0,25 to <0,50	1,199	1	57.43%	1,200	0.38%	136,487	67.32%	—	735	61%	3	(13)
0,50 to <0,75	640	2	67.48%	642	0.59%	71,486	67.17%	—	504	79%	3	(8)
0,75 to <2,50	3,197	7	46.16%	3,200	1.39%	377,045	64.60%	—	3,311	103%	33	(54)
0,75 to <1,75	2,359	7	46.16%	2,362	1.08%	286,041	65.96%	—	2,368	100%	19	(36)
1,75 to <2,50	838	—	—	838	2.24%	91,004	60.78%	—	943	113%	13	(18)
2,50 to <10,00	768	2	44.53%	769	4.82%	78,167	62.85%	—	1,025	133%	27	(66)
2,50 to <5,00	458	2	50.76%	459	3.82%	44,878	60.80%	—	560	122%	12	(17)
5,00 to <10,00	310	1	30.18%	310	6.30%	33,289	65.87%	—	465	150%	15	(49)
10,00 to <100,00	411	14	33.35%	416	26.13%	42,225	64.91%	—	815	196%	81	(77)
10,00 to <20,00	249	5	44.95%	252	12.68%	24,804	65.52%	—	446	177%	24	(37)
20,00 to <30,00	39	1	21.28%	39	26.08%	3,800	70.24%	—	99	255%	8	(6)
30,00 to <100,00	124	7	26.42%	126	53.10%	13,621	62.05%	—	269	214%	48	(35)
100,00 (Default)	1,032	—	20.98%	1,032	100.00%	91,776	57.34%	—	108	10%	684	(728)

PILLAR 3 2024	4. RISK	P. 110

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - qualifying revolving (QRRE)	11,785	24,597	17.45%	16,078	7.88%	15,506,085	80.76%	—	17,027	106%	1,470	(1,229)
0,00 to <0,15	859	3,371	20.57%	1,552	0.04%	1,878,846	56.28%	—	34	2%	—	(1)
0,00 to <0,10	788	3,216	20.49%	1,447	0.03%	1,721,717	56.13%	—	28	2%	—	—
0,10 to <0,15	70	155	22.33%	105	0.13%	157,129	58.32%	—	7	6%	—	—
0,15 to <0,25	609	2,347	22.16%	1,129	0.19%	1,647,566	56.67%	—	94	8%	1	(3)
0,25 to <0,50	409	1,782	10.25%	592	0.47%	451,998	82.63%	—	152	26%	3	(9)
0,50 to <0,75	1,054	3,448	11.03%	1,434	0.63%	1,176,269	82.46%	—	460	32%	10	(26)
0,75 to <2,50	3,357	7,056	15.81%	4,472	1.45%	3,312,655	85.89%	—	2,824	63%	78	(142)
0,75 to <1,75	2,453	5,340	14.77%	3,242	1.21%	2,320,843	85.44%	—	1,782	55%	47	(91)
1,75 to <2,50	904	1,716	19.02%	1,231	2.10%	991,812	87.09%	—	1,041	85%	31	(51)
2,50 to <10,00	3,294	5,252	19.36%	4,311	5.56%	4,475,008	86.72%	—	6,953	161%	290	(307)
2,50 to <5,00	1,586	2,256	20.35%	2,045	3.61%	1,805,067	85.77%	—	2,486	122%	87	(114)
5,00 to <10,00	1,708	2,996	18.62%	2,266	7.32%	2,669,941	87.57%	—	4,467	197%	203	(194)
10,00 to <100,00	1,745	1,322	28.73%	2,125	22.84%	2,216,960	85.87%	—	6,488	305%	553	(371)
10,00 to <20,00	951	829	32.00%	1,216	13.23%	1,289,547	87.64%	—	3,349	275%	196	(150)
20,00 to <30,00	369	207	22.35%	415	23.85%	361,748	87.02%	—	1,469	354%	120	(87)
30,00 to <100,00	426	285	23.88%	494	45.68%	565,665	80.53%	—	1,670	338%	236	(134)
100,00 (Default)	458	19	22.47%	462	100.00%	346,783	85.47%	—	23	5%	535	(369)
Total IRB Approach	239,734	148,224	47.41%	309,964	2.96%	18,008,667	44.51%		143,562	5%	5,200	(5,153)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(6) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category attribution criteria method, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR2 EBA ITS, Specialised lending exposures are not included in this table.

PILLAR 3 2024	4. RISK	P. 111

EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range (Million Euros. 12-31-2023)

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for AIRB approach	227,082	134,901	46.82%	290,025	3.22%	15,972,296	44.88%		138,722	5%	4,924	(4,926)
Central governments or central banks	10,795	360	49.71%	10,974	0.38%	83	25.13%	1	1,247	11%	16	(3)
0,00 to <0,15	10,519	166	48.99%	10,601	0.03%	25	24.60%	1	675	6%	1	—
0,00 to <0,10	10,497	5	20.69%	10,498	0.02%	19	24.45%	1	652	6%	1	—
0,10 to <0,15	22	161	49.88%	102	0.14%	6	40.00%	1	23	23%	—	—
0,15 to <0,25	31	—	9.22%	31	0.20%	4	40.01%	4	18	57%	—	—
0,25 to <0,50	25	52	51.15%	52	0.31%	4	40.21%	1	22	43%	—	—
0,50 to <0,75	—	—	63.33%	—	0.51%	6	54.35%	1	—	81%	—	—
0,75 to <2,50	—	—	50.00%	—	1.29%	5	40.74%	1	—	86%	—	—
0,75 to <1,75	—	—	50.00%	—	1.29%	5	40.74%	1	—	86%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	88	141	50.01%	158	4.41%	11	40.00%	3	235	149%	3	(1)
2,50 to <5,00	88	141	49.98%	158	4.41%	6	40.00%	3	235	149%	3	(1)
5,00 to <10,00	—	—	98.72%	—	7.85%	5	40.00%	2	—	170%	—	—
10,00 to <100,00	131	—	52.00%	132	23.87%	27	40.02%	1	296	224%	13	—
10,00 to <20,00	—	—	—	—	18.90%	1	54.81%	1	1	377%	—	—
20,00 to <30,00	130	—	—	130	23.81%	2	40.00%	1	292	224%	12	—
30,00 to <100,00	1	—	52.00%	1	30.71%	24	39.66%	1	3	233%	—	—
100,00 (Default)	—	—	—	—	100.00%	1	40.00%	2	—	7%	—	(1)
Institutions	14,645	11,195	50.07%	20,302	0.20%	2,704	40.08%	4	5,587	28%	14	(15)
0,00 to <0,15	11,056	8,304	47.16%	14,967	0.08%	1,466	40.49%	5	3,208	21%	4	(4)
0,00 to <0,10	7,517	6,826	45.26%	10,590	0.06%	305	40.73%	6	1,933	18%	2	(1)
0,10 to <0,15	3,540	1,478	55.95%	4,377	0.11%	1,161	39.92%	2	1,275	29%	2	(3)
0,15 to <0,25	2,194	1,861	57.76%	3,269	0.18%	515	41.63%	3	1,211	37%	2	(3)
0,25 to <0,50	873	664	58.36%	1,316	0.34%	276	30.56%	2	526	40%	1	(1)
0,50 to <0,75	346	239	70.67%	515	0.55%	133	40.74%	2	356	69%	1	—
0,75 to <2,50	104	46	51.13%	129	1.35%	125	43.10%	1	104	81%	1	—
0,75 to <1,75	104	46	51.13%	129	1.35%	125	43.10%	1	104	81%	1	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	62	53	50.09%	89	4.99%	84	46.97%	3	161	180%	2	(1)
2,50 to <5,00	39	25	62.50%	55	2.91%	61	50.37%	2	87	157%	1	—
5,00 to <10,00	23	29	39.47%	34	8.33%	23	41.52%	5	74	216%	1	—
10,00 to <100,00	2	23	27.67%	8	17.84%	57	46.00%	4	20	238%	1	(2)
10,00 to <20,00	2	21	25.57%	7	14.86%	9	46.26%	1	17	234%	1	(1)
20,00 to <30,00	—	—	20.00%	—	22.36%	2	45.00%	1	—	250%	—	—
30,00 to <100,00	—	1	64.79%	1	41.54%	46	44.03%	3	2	266%	—	—
100,00 (Default)	7	4	22.07%	8	100.00%	48	17.32%	4	2	23%	1	(4)

PILLAR 3 2024	4. RISK	P. 112

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Corporate - SMEs	16,274	5,092	34.07%	17,874	7.31%	51,868	49.20%	2	17,811	100%	746	(690)
0,00 to <0,15	880	538	44.88%	1,102	0.12%	3,528	51.23%	2	354	32%	1	(1)
0,00 to <0,10	54	1	6.88%	54	0.05%	129	41.53%	5	18	33%	—	—
0,10 to <0,15	826	537	44.95%	1,048	0.12%	3,399	51.73%	2	336	32%	1	(1)
0,15 to <0,25	679	306	41.75%	798	0.20%	2,187	51.14%	2	374	47%	1	(1)
0,25 to <0,50	2,312	533	39.69%	2,513	0.34%	5,353	49.94%	2	1,547	62%	5	(6)
0,50 to <0,75	2,346	556	41.78%	2,567	0.54%	4,388	50.58%	2	2,018	79%	8	(7)
0,75 to <2,50	4,681	871	37.68%	4,970	1.20%	8,239	49.58%	2	5,335	107%	32	(34)
0,75 to <1,75	4,542	869	37.74%	4,831	1.17%	8,038	49.58%	2	5,144	106%	31	(32)
1,75 to <2,50	139	2	14.11%	140	2.04%	201	49.33%	3	190	136%	2	(2)
2,50 to <10,00	3,975	1,997	24.31%	4,419	4.54%	8,652	45.78%	2	6,154	139%	99	(96)
2,50 to <5,00	2,901	1,626	23.82%	3,255	3.43%	5,830	45.90%	2	4,218	130%	56	(52)
5,00 to <10,00	1,074	371	26.47%	1,164	7.64%	2,822	45.45%	3	1,936	166%	44	(45)
10,00 to <100,00	604	124	44.99%	657	26.27%	14,677	48.70%	2	1,731	263%	92	(49)
10,00 to <20,00	249	48	38.43%	264	13.84%	1,145	47.01%	2	540	204%	19	(17)
20,00 to <30,00	53	9	19.10%	54	23.88%	197	50.40%	3	156	288%	7	(9)
30,00 to <100,00	303	67	53.21%	339	36.37%	13,335	49.76%	2	1,035	306%	66	(23)
100,00 (Default)	796	167	31.31%	848	100.00%	4,844	54.36%	2	298	35%	509	(497)
Corporate - Non-SMEs	88,914	88,033	57.46%	139,436	0.87%	13,164	46.28%	2	68,914	49%	547	(710)
0,00 to <0,15	17,544	26,238	63.02%	34,094	0.09%	1,414	45.21%	2	7,940	23%	14	(4)
0,00 to <0,10	10,524	15,507	63.05%	20,298	0.07%	356	45.05%	2	3,903	19%	7	(2)
0,10 to <0,15	7,020	10,732	62.97%	13,796	0.12%	1,058	45.44%	2	4,037	29%	7	(2)
0,15 to <0,25	39,780	42,001	57.82%	63,983	0.20%	3,288	46.53%	2	26,182	41%	60	(18)
0,25 to <0,50	18,648	11,014	55.23%	24,765	0.37%	2,102	46.86%	2	15,453	62%	43	(23)
0,50 to <0,75	4,664	1,944	53.45%	5,708	0.59%	1,386	47.69%	2	4,848	85%	16	(12)
0,75 to <2,50	4,858	4,063	43.01%	6,591	1.33%	1,772	46.63%	2	7,408	112%	41	(45)
0,75 to <1,75	3,365	3,236	40.22%	4,636	1.12%	1,493	47.03%	2	5,283	114%	25	(15)
1,75 to <2,50	1,493	827	53.95%	1,955	1.80%	279	45.69%	2	2,126	109%	16	(30)
2,50 to <10,00	2,526	2,528	31.26%	3,317	4.68%	1,933	45.39%	2	5,796	175%	73	(230)
2,50 to <5,00	1,410	2,077	27.04%	1,971	3.22%	1,072	44.66%	2	3,251	165%	30	(109)
5,00 to <10,00	1,115	450	50.73%	1,346	6.83%	861	46.46%	2	2,544	189%	43	(120)
10,00 to <100,00	350	78	58.77%	384	22.54%	790	48.42%	2	1,131	295%	43	(32)
10,00 to <20,00	206	31	41.93%	219	15.99%	223	48.01%	2	597	273%	17	(18)
20,00 to <30,00	75	2	47.51%	75	23.09%	46	46.88%	2	212	281%	8	(7)
30,00 to <100,00	70	44	71.08%	90	38.03%	521	50.73%	2	322	359%	17	(7)
100,00 (Default)	545	167	32.09%	595	100.00%	479	42.42%	2	155	26%	257	(348)

PILLAR 3 2024	4. RISK	P. 113

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - Immovable property SMEs	869	278	6.88%	888	26.56%	17,027	30.27%	—	1,844	208%	83	(10)
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	838	277	6.88%	857	23.94%	16,468	30.36%	—	1,832	214%	74	(3)
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	822	277	6.88%	841	22.72%	16,224	30.36%	—	1,821	217%	68	(2)
30,00 to <100,00	17	—	—	17	85.84%	244	30.43%	—	11	64%	5	(1)
100,00 (Default)	30	1	6.88%	31	100.00%	559	27.56%	—	12	38%	10	(7)
Retail - Immovable property non-SMEs	68,221	4,185	6.93%	68,511	5.36%	950,683	33.42%	—	15,721	23%	1,069	(1,144)
0,00 to <0,15	43,595	2,941	6.92%	43,798	0.05%	626,417	32.96%	—	2,382	5%	7	(24)
0,00 to <0,10	41,510	2,841	6.92%	41,706	0.04%	599,864	32.72%	—	2,100	5%	6	(21)
0,10 to <0,15	2,085	100	6.94%	2,092	0.13%	26,553	37.62%	—	282	13%	1	(3)
0,15 to <0,25	6,983	518	6.93%	7,018	0.19%	101,181	34.74%	—	1,171	17%	5	(9)
0,25 to <0,50	5,324	292	6.96%	5,344	0.35%	72,731	36.73%	—	1,467	27%	8	(12)
0,50 to <0,75	1,510	84	7.00%	1,516	0.59%	22,082	35.72%	—	586	39%	4	(9)
0,75 to <2,50	4,733	207	6.98%	4,747	1.40%	61,581	35.21%	—	3,213	68%	28	(50)
0,75 to <1,75	3,757	167	6.99%	3,769	1.26%	50,525	33.92%	—	2,265	60%	19	(33)
1,75 to <2,50	976	40	6.93%	979	1.96%	11,056	40.18%	—	947	97%	9	(17)
2,50 to <10,00	1,616	96	6.99%	1,622	4.95%	19,956	38.51%	—	2,465	152%	37	(107)
2,50 to <5,00	1,003	57	6.99%	1,007	3.40%	12,071	38.17%	—	1,276	127%	15	(79)
5,00 to <10,00	613	39	6.99%	615	7.47%	7,885	39.05%	—	1,189	193%	21	(29)
10,00 to <100,00	1,302	38	6.97%	1,305	23.57%	13,914	39.54%	—	3,387	260%	147	(92)
10,00 to <20,00	633	26	6.98%	634	13.55%	7,119	38.24%	—	1,521	240%	39	(34)
20,00 to <30,00	367	12	6.93%	368	23.53%	4,010	39.67%	—	1,047	284%	41	(23)
30,00 to <100,00	302	—	6.88%	302	44.64%	2,785	42.11%	—	819	271%	68	(35)
100,00 (Default)	3,158	9	6.98%	3,158	100.00%	32,821	22.36%	—	1,050	33%	833	(841)

PILLAR 3 2024	4. RISK	P. 114

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - Other exposures SMEs	2,714	800	66.79%	3,179	12.03%	196,507	53.73%	—	1,902	60%	256	(188)
0,00 to <0,15	277	230	68.60%	409	0.12%	33,155	52.65%	—	63	15%	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	277	230	68.60%	409	0.12%	33,155	52.65%	—	63	15%	—	—
0,15 to <0,25	130	70	70.30%	173	0.20%	10,059	52.19%	—	39	22%	—	—
0,25 to <0,50	222	101	68.75%	283	0.31%	16,406	52.31%	—	85	30%	1	(1)
0,50 to <0,75	312	105	67.34%	373	0.51%	18,999	52.41%	—	150	40%	1	(1)
0,75 to <2,50	624	152	68.53%	717	1.17%	37,608	52.30%	—	422	59%	5	(5)
0,75 to <1,75	624	152	68.53%	717	1.17%	37,608	52.30%	—	422	59%	5	(5)
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	582	90	66.72%	636	4.21%	36,072	51.82%	—	499	79%	16	(10)
2,50 to <5,00	466	78	67.21%	513	3.35%	28,919	51.98%	—	394	77%	10	(7)
5,00 to <10,00	116	12	63.56%	123	7.80%	7,153	51.15%	—	105	86%	6	(4)
10,00 to <100,00	333	11	52.53%	338	28.02%	29,636	61.46%	—	595	176%	67	(14)
10,00 to <20,00	52	6	61.62%	55	14.44%	3,773	50.53%	—	57	103%	5	(3)
20,00 to <30,00	257	2	26.87%	257	29.53%	23,939	65.25%	—	508	198%	57	(6)
30,00 to <100,00	24	2	56.44%	26	42.17%	1,924	46.89%	—	30	117%	6	(4)
100,00 (Default)	233	40	41.42%	249	100.00%	14,572	58.72%	—	48	19%	166	(157)
Retail - Other exposures Non-SMEs	12,963	30	47.67%	12,976	9.59%	1,253,674	63.07%	—	7,988	62%	777	(1,069)
0,00 to <0,15	4,360	3	66.04%	4,362	0.06%	353,347	61.28%	—	688	16%	2	(21)
0,00 to <0,10	3,330	—	95.16%	3,330	0.04%	244,140	59.21%	—	379	11%	1	(12)
0,10 to <0,15	1,030	3	64.99%	1,032	0.13%	109,207	67.96%	—	309	30%	1	(8)
0,15 to <0,25	1,000	2	61.90%	1,001	0.21%	101,250	67.06%	—	424	42%	2	(8)
0,25 to <0,50	1,243	1	68.75%	1,244	0.38%	134,786	67.81%	—	773	62%	4	(13)
0,50 to <0,75	662	3	60.10%	663	0.61%	73,643	67.17%	—	530	80%	3	(7)
0,75 to <2,50	3,514	4	59.25%	3,516	1.44%	393,260	64.89%	—	3,709	105%	38	(69)
0,75 to <1,75	2,462	4	59.25%	2,463	1.09%	279,109	65.94%	—	2,476	101%	20	(42)
1,75 to <2,50	1,052	—	—	1,052	2.25%	114,151	62.45%	—	1,233	117%	17	(27)
2,50 to <10,00	821	4	54.12%	823	4.59%	79,489	62.90%	—	1,089	132%	28	(68)
2,50 to <5,00	544	3	61.89%	545	3.81%	48,608	60.75%	—	666	122%	15	(42)
5,00 to <10,00	277	1	32.24%	278	6.13%	30,881	67.14%	—	423	152%	13	(27)
10,00 to <100,00	329	13	29.92%	333	32.35%	32,800	64.55%	—	677	203%	80	(73)
10,00 to <20,00	145	4	17.26%	145	13.26%	14,427	65.05%	—	257	176%	14	(17)
20,00 to <30,00	43	1	24.44%	44	26.48%	3,884	69.46%	—	111	254%	9	(6)
30,00 to <100,00	141	8	37.08%	144	53.48%	14,489	62.55%	—	309	215%	56	(50)
100,00 (Default)	1,035	—	56.51%	1,035	100.00%	85,099	51.91%	—	100	10%	621	(809)

PILLAR 3 2024	4. RISK	P. 115

PD Scale (1)(6)	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Retail - qualifying revolving (QRRE)	11,687	24,927	16.84%	15,886	7.65%	13,486,586	81.21%	—	17,027	106%	1,470	(1,229)
0,00 to <0,15	774	3,177	20.68%	1,431	0.04%	1,744,999	56.21%	—	34	2%	—	(1)
0,00 to <0,10	709	3,027	20.59%	1,332	0.03%	1,601,486	56.05%	—	28	2%	—	—
0,10 to <0,15	65	149	22.42%	98	0.13%	143,513	58.32%	—	7	6%	—	—
0,15 to <0,25	551	2,169	22.13%	1,031	0.19%	1,466,048	56.58%	—	94	8%	1	(3)
0,25 to <0,50	368	1,726	9.81%	537	0.47%	391,069	82.01%	—	152	26%	3	(9)
0,50 to <0,75	1,009	3,519	10.48%	1,378	0.63%	1,024,843	82.17%	—	460	32%	10	(26)
0,75 to <2,50	3,299	7,180	15.15%	4,387	1.46%	2,838,395	85.90%	—	2,824	63%	78	(142)
0,75 to <1,75	2,375	5,396	14.10%	3,136	1.21%	1,959,412	85.42%	—	1,782	55%	47	(91)
1,75 to <2,50	924	1,784	18.34%	1,251	2.09%	878,983	87.08%	—	1,041	85%	31	(51)
2,50 to <10,00	3,438	5,757	18.30%	4,492	5.61%	3,844,978	86.91%	—	6,953	161%	290	(307)
2,50 to <5,00	1,613	2,417	19.22%	2,077	3.62%	1,607,951	85.86%	—	2,486	122%	87	(114)
5,00 to <10,00	1,825	3,340	17.64%	2,414	7.32%	2,237,027	87.80%	—	4,467	197%	203	(194)
10,00 to <100,00	1,863	1,384	27.39%	2,243	22.23%	1,895,855	86.56%	—	6,488	305%	553	(371)
10,00 to <20,00	1,032	897	30.84%	1,309	13.23%	1,154,195	88.39%	—	3,349	275%	196	(150)
20,00 to <30,00	389	222	18.13%	429	23.82%	311,954	87.13%	—	1,469	354%	120	(87)
30,00 to <100,00	443	266	23.47%	505	44.19%	429,706	81.35%	—	1,670	338%	236	(134)
100,00 (Default)	384	15	20.04%	387	100.00%	280,399	84.37%	—	23	5%	535	(369)
Total IRB Approach	227,082	134,901	46.82%	290,025	3.22%	15,972,296	44.88%		143,562	5%	5,200	(5,153)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(6) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category attribution criteria method, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR2 EBA ITS, Specialised lending exposures are not included in this table.

For information about exposures and RWA under IRB approach, see tables 16 and 33.

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The information included in the above tables is set out below in chart format:
4.2.5.3.Comparative analysis of the estimates made
Article 452 h) CRR
In application of article 452.h) of the CRR, two tables are presented below that show relevant information on the retrospective tests of the probability of default (PD backesting) of exposures to credit risk (excluding counterparty and securitizations), at consolidated level of the BBVA Group. Specifically, the PD estimated for the IRB models is compared with the average annual default rate of obligors.

As of December 31, 2024, this information is shown in the standard format and applying the instructions of the CRR2 EBA ITS:

•EU CR9: Backtesting of PD per exposure class by fixed PD scale.

•EU CR9.1: Backtesting of PD by exposure class where an additional column is added to report the equivalent external rating. The equivalence between the PD and the external ratings described in section 4.2.5.1.2 has been used.

Both tables exclude counterparty risk, securitizations and equity. It should be noted that this information is presented at a consolidated level, adding the IRB portfolios of BBVA.S.A. and BBVA Mexico. The information presented in these tables is as follows:

•Number of obligors: the obligors at the end of the previous fiscal year are presented.
•Of which: number of obligors who have defaulted: customers who defaulted at some point during the last 12 months, so that the debtors in default during the year are shown for each PD interval.
•Observed average default rate: arithmetic mean of one-year default rates. To calculate this rate, the

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obligors at the end of the previous year are taken into account in the denominator, and the obligors in default in the numerator.
•Arithmetic average PD and weighted average PD (EU CR9 only): the first one refers to the arithmetic average of the PD per obligor grade at the beginning of the period. The weighted average PD will be calculated by weighting by the exposure value of each PD range used for the RWA calculation. This weighted average PD will be the same as the one reported in the EU CR6 table.
•Average historical annual default rate: it corresponds to the average annual default rate for the previous five years.

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Table 31. EU CR9 - IRB approach - Backtesting of PD per exposure class (fixed PD scale) (12-31-2024)

PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0,00 to <0,15	25	—	—	0.02%	0.06%	6.00%
0,00 to <0,10	19	—	—	0.02%	0.04%	7.89%
0,10 to <0,15	6	—	—	—	0.13%	—
0,15 to <0,25	4	1	25.00%	0.20%	0.19%	—
0,25 to <0,50	4	—	—	0.31%	0.31%	—
0,50 to <0,75	6	—	—	—	0.51%	—
0,75 to <2,50	6	—	—	1.50%	1.04%	—
0,75 to <1,75	5	—	—	1.50%	1.25%	—
1,75 to <2,50	1	—	—	—	—	—
2,50 to <10,00	10	—	—	6.76%	6.13%	—
2,50 to <5,00	5	—	—	4.40%	4.41%	—
5,00 to <10,00	5	—	—	7.85%	7.85%	—
10,00 to <100,00	27	1	3.70%	15.12%	32.47%	—
10,00 to <20,00	1	—	—	14.98%	18.90%	—
20,00 to <30,00	2	—	—	—	23.81	—
30,00 to <100,00	24	1	4.17%	36.75%	33.76%	—
100,00 (Default)	1	1	100.00%	100.00%	100.00%	—
Institutions
0,00 to <0,15	1,477	9	0.61%	0.07%	0.10%	1.51%
0,00 to <0,10	315	—	—	0.06%	0.06%	1.27%
0,10 to <0,15	1,162	9	0.77%	0.11%	0.12%	1.57%
0,15 to <0,25	519	3	0.58%	0.19%	0.20%	1.11%
0,25 to <0,50	276	2	0.72%	0.34%	0.33%	1.39%
0,50 to <0,75	133	1	0.75%	0.56%	0.54%	1.32%
0,75 to <2,50	126	—	—	0.99%	1.26%	—
0,75 to <1,75	126	—	—	0.99%	1.26%	—
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	85	2	2.35%	4.78%	4.63%	2.52%
2,50 to <5,00	61	1	1.64%	4.20%	3.41%	2.20%
5,00 to <10,00	24	1	4.17%	6.28%	7.72%	3.33%
10,00 to <100,00	59	1	1.69%	23.24%	37.11%	—
10,00 to <20,00	9	—	—	13.37%	15.56%	—
20,00 to <30,00	3	—	—	20.79%	21.63%	—
30,00 to <100,00	47	1	2.13%	41.48%	42.22%	—
100,00 (Default)	48	—	—	100.00%	100.00%	—

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PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Corporate - SMEs
0,00 to <0,15	3,528	4	0.11%	0.12%	0.12%	0.29%
0,00 to <0,10	129	—	—	0.05%	0.04%	0.04%
0,10 to <0,15	3,399	4	0.12%	0.12%	0.12%	0.30%
0,15 to <0,25	2,187	4	0.18%	0.20%	0.20%	0.44%
0,25 to <0,50	5,353	17	0.32%	0.35%	0.33%	0.88%
0,50 to <0,75	4,388	30	0.68%	0.54%	0.52%	1.13%
0,75 to <2,50	8,239	120	1.46%	1.20%	1.16%	1.68%
0,75 to <1,75	8,038	118	1.47%	1.16%	1.14%	1.67%
1,75 to <2,50	201	2	1.00%	2.03%	2.02%	1.99%
2,50 to <10,00	8,652	326	3.77%	4.51%	4.73%	3.57%
2,50 to <5,00	5,830	182	3.12%	3.38%	3.44%	2.90%
5,00 to <10,00	2,822	144	5.10%	7.75%	7.40%	4.97%
10,00 to <100,00	14,677	1,012	6.90%	25.78%	35.24%	6.32%
10,00 to <20,00	1,145	134	11.70%	14.32%	14.26%	9.75%
20,00 to <30,00	197	20	10.15%	23.93%	24.36%	11.46%
30,00 to <100,00	13,335	858	6.43%	37.48%	37.20%	5.95%
100,00 (Default)	4,844	—	—	100.00%	100.00%	—
Corporate - Non-SMEs
0,00 to <0,15	1,442	—	—	0.09%	0.11%	0.70%
0,00 to <0,10	365	—	—	0.07%	0.08%	0.82%
0,10 to <0,15	1,077	—	—	0.12%	0.12%	0.66%
0,15 to <0,25	3,291	6	0.18%	0.20%	0.21%	0.44%
0,25 to <0,50	2,102	8	0.38%	0.37%	0.35%	0.94%
0,50 to <0,75	1,386	6	0.43%	0.60%	0.56%	1.30%
0,75 to <2,50	1,772	18	1.02%	1.27%	1.22%	1.48%
0,75 to <1,75	1,493	12	0.80%	1.12%	1.12%	1.44%
1,75 to <2,50	279	6	2.15%	1.80%	1.80%	1.67%
2,50 to <10,00	1,934	49	2.53%	4.37%	4.97%	3.09%
2,50 to <5,00	1,072	19	1.77%	3.27%	3.49%	2.56%
5,00 to <10,00	862	30	3.48%	6.78%	6.81%	3.76%
10,00 to <100,00	792	31	3.91%	20.66%	31.20%	4.48%
10,00 to <20,00	225	11	4.89%	14.76%	14.75%	5.95%
20,00 to <30,00	46	3	6.52%	22.88%	23.75%	10.29%
30,00 to <100,00	521	17	3.26%	36.79%	38.96%	3.33%
100,00 (Default)	479	—	—	100.00%	100.00%	—

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PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Immovable property SMEs
0,00 to <0,15	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—
10,00 to <100,00	16,468	184	1.12%	23.46%	23.66%	1.17%
10,00 to <20,00	—	—	—	—	—	—
20,00 to <30,00	16,224	90	0.55%	22.72%	22.72%	0.67%
30,00 to <100,00	244	94	38.52%	85.84%	85.84%	34.59%
100,00 (Default)	559	—	—	100.00%	100.00%	—
Retail - Immovable property non-SMEs
0,00 to <0,15	626,417	853	0.14%	0.05%	0.05%	0.17%
0,00 to <0,10	599,864	768	0.13%	0.04%	0.04%	0.16%
0,10 to <0,15	26,553	85	0.32%	0.13%	0.13%	0.49%
0,15 to <0,25	101,181	376	0.37%	0.19%	0.19%	0.55%
0,25 to <0,50	72,731	613	0.84%	0.35%	0.35%	1.07%
0,50 to <0,75	22,082	322	1.46%	0.59%	0.58%	1.61%
0,75 to <2,50	61,581	1,504	2.44%	1.41%	1.38%	2.94%
0,75 to <1,75	50,525	1,204	2.38%	1.25%	1.25%	2.65%
1,75 to <2,50	11,056	300	2.71%	1.97%	1.98%	4.27%
2,50 to <10,00	19,956	1,388	6.96%	4.98%	5.03%	10.69%
2,50 to <5,00	12,071	613	5.08%	3.41%	3.43%	7.29%
5,00 to <10,00	7,885	775	9.83%	7.55%	7.47%	15.90%
10,00 to <100,00	13,914	4,260	30.62%	21.73%	23.60%	30.31%
10,00 to <20,00	7,119	1,510	21.21%	13.43%	13.82%	25.22%
20,00 to <30,00	4,010	1,165	29.05%	23.77%	24.00%	27.02%
30,00 to <100,00	2,785	1,585	56.91%	43.27%	48.05%	48.03%
100,00 (Default)	32,821	—	—	100.00%	100.00%	—

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PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Other exposures SMEs
0,00 to <0,15	33,155	27	0.08%	0.12%	0.11%	0.15%
0,00 to <0,10	—	—	—	—	—	—
0,10 to <0,15	33,155	27	0.08%	0.12%	0.11%	0.15%
0,15 to <0,25	10,059	34	0.34%	0.20%	0.20%	0.28%
0,25 to <0,50	16,406	86	0.52%	0.31%	0.31%	0.50%
0,50 to <0,75	18,999	119	0.63%	0.51%	0.51%	0.76%
0,75 to <2,50	37,608	610	1.62%	1.17%	1.17%	1.42%
0,75 to <1,75	37,608	610	1.62%	1.17%	1.17%	1.42%
1,75 to <2,50	—	—	—	—	—	—
2,50 to <10,00	36,072	1,663	4.61%	4.27%	4.23%	3.95%
2,50 to <5,00	28,919	1,039	3.59%	3.33%	3.37%	3.21%
5,00 to <10,00	7,153	624	8.72%	7.82%	7.70%	6.92%
10,00 to <100,00	29,636	2,186	7.38%	27.37%	26.20%	6.10%
10,00 to <20,00	3,773	767	20.33%	14.31%	14.95%	13.84%
20,00 to <30,00	23,939	655	2.74%	29.46%	26.77%	3.25%
30,00 to <100,00	1,924	764	39.71%	39.56%	41.24%	26.34%
100,00 (Default)	14,572	—	—	100.00%	100.00%	—
Retail - Other exposures Non-SMEs
0,00 to <0,15	353,347	916	0.26%	0.06%	0.07%	0.22%
0,00 to <0,10	244,140	367	0.15%	0.04%	0.05%	0.14%
0,10 to <0,15	109,207	549	0.50%	0.12%	0.13%	0.41%
0,15 to <0,25	101,250	723	0.71%	0.22%	0.21%	0.68%
0,25 to <0,50	134,786	1,692	1.26%	0.38%	0.38%	1.14%
0,50 to <0,75	73,643	1,218	1.65%	0.59%	0.61%	1.49%
0,75 to <2,50	393,260	13,050	3.32%	1.39%	1.44%	2.70%
0,75 to <1,75	279,109	7,891	2.83%	1.08%	1.12%	2.34%
1,75 to <2,50	114,151	5,159	4.52%	2.24%	2.23%	3.59%
2,50 to <10,00	79,489	6,289	7.91%	4.82%	4.76%	7.54%
2,50 to <5,00	48,608	2,951	6.07%	3.82%	3.79%	5.72%
5,00 to <10,00	30,881	3,338	10.81%	6.30%	6.29%	10.41%
10,00 to <100,00	32,800	12,973	39.55%	26.13%	33.48%	38.88%
10,00 to <20,00	14,427	2,391	16.57%	12.68%	13.99%	20.98%
20,00 to <30,00	3,884	937	24.12%	26.08%	25.58%	20.25%
30,00 to <100,00	14,489	9,645	66.57%	53.10%	55.01%	61.71%
100,00 (Default)	85,099	—	—	100.00%	100.00%	—

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PD Range	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - qualifying revolving (QRRE)
0,00 to <0,15	1,744,999	1,579	0.09%	0.04%	0.04%	0.11%
0,00 to <0,10	1,601,486	975	0.06%	0.03%	0.03%	0.08%
0,10 to <0,15	143,513	604	0.42%	0.13%	0.14%	0.42%
0,15 to <0,25	1,466,048	5,115	0.35%	0.19%	0.19%	0.35%
0,25 to <0,50	391,069	3,372	0.86%	0.47%	0.45%	0.91%
0,50 to <0,75	1,024,843	11,495	1.12%	0.63%	0.63%	1.18%
0,75 to <2,50	2,838,395	74,694	2.63%	1.45%	1.51%	2.36%
0,75 to <1,75	1,959,412	42,714	2.18%	1.21%	1.25%	2.02%
1,75 to <2,50	878,983	31,980	3.64%	2.10%	2.11%	3.11%
2,50 to <10,00	3,844,978	260,680	6.78%	5.56%	5.92%	5.92%
2,50 to <5,00	1,607,951	79,093	4.92%	3.61%	3.69%	4.33%
5,00 to <10,00	2,237,027	181,587	8.12%	7.32%	7.53%	7.07%
10,00 to <100,00	1,895,855	456,065	24.06%	22.84%	24.88%	22.64%
10,00 to <20,00	1,154,195	202,533	17.55%	13.23%	13.84%	16.67%
20,00 to <30,00	311,954	98,835	31.68%	23.85%	24.66%	30.74%
30,00 to <100,00	429,706	154,697	36.00%	45.68%	54.67%	32.82%
100,00 (Default)	280,399	2,018	0.72%	100.00%	100.00%	1.76%
(1) A floor of 0.03% PD is applied to exposures in the categories of Institutions, Corporates and Retail, according to Articles 160 and 163 of the CRR.

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Table 32. EU CR9.1 - Backtesting of PD per exposure class (internal PD scale) (12-31-2024)

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0.00 to <0.02	AAA	2	—	—	0.01%	—
0.02 to <0.03	AA+	2	—	—	0.02%	—
0.03 to <0.04	AA	2	—	—	0.03%	—
0.04 to <0.05	AA-	6	—	—	0.04%	25.00%
0.05 to <0.06	A+	7	—	—	0.05%	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	1	—	—	0.10%	—
0.11 to <0.17	BBB+	6	—	—	0.14%	—
0.17 to <0.24	BBB	3	1	33.33%	0.20%	—
0.29 to <0.39	BBB-	4	—	—	0.31%	—
0.39 to <0.67	BB+	6	—	—	0.51%	—
0.67 to <1.16	BB	2	—	—	0.88%	—
1.16 to <1.94	BB-	3	—	—	1.50%	—
1.94 to <3.35	B+	1	—	—	—	—
3.35 to <5.81	B	5	—	—	4.41%	—
5.81 to <11.61	B-	5	—	—	7.85%	—
11.61 to <100.00	CCC	27	1	3.70%	32.47%	—
100.00 (default)	D	1	1	100.00%	100.00%	—
Institutions
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	23	—	—	0.03%	—
0.04 to <0.05	AA-	54	—	—	0.04%	1.61%
0.05 to <0.06	A+	112	—	—	0.06%	0.85%
0.06 to <0.09	A	126	—	—	0.09%	1.79%
0.09 to <0.11	A-	234	2	0.85%	0.10%	2.27%
0.11 to <0.17	BBB+	1,047	9	0.86%	0.12%	1.35%
0.17 to <0.24	BBB	395	1	0.25%	0.21%	1.10%
0.29 to <0.39	BBB-	281	2	0.71%	0.33%	1.37%
0.39 to <0.67	BB+	133	1	0.75%	0.54%	1.27%
0.67 to <1.16	BB	65	—	—	0.93%	—
1.16 to <1.94	BB-	61	—	—	1.61%	—
1.94 to <3.35	B+	34	—	—	2.68%	1.82%
3.35 to <5.81	B	31	1	3.23%	4.42%	4.65%
5.81 to <11.61	B-	20	1	5.00%	8.25%	—
11.61 to <100.00	CCC	59	1	1.69%	37.11%	—
100.00 (default)	D	48	—	—	100.00%	—

PILLAR 3 2024	4. RISK	P. 124

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Corporate - SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	79	—	—	0.03%	—
0.04 to <0.05	AA-	6	—	—	0.04%	—
0.05 to <0.06	A+	24	—	—	0.05%	—
0.06 to <0.09	A	12	—	—	0.08%	—
0.09 to <0.11	A-	1,769	2	0.11%	0.10%	0.30%
0.11 to <0.17	BBB+	1,695	2	0.12%	0.14%	0.37%
0.17 to <0.24	BBB	2,123	4	0.19%	0.20%	0.44%
0.29 to <0.39	BBB-	4,361	13	0.30%	0.31%	0.74%
0.39 to <0.67	BB+	5,381	34	0.63%	0.51%	1.15%
0.67 to <1.16	BB	4,690	55	1.17%	0.88%	1.49%
1.16 to <1.94	BB-	3,397	63	1.85%	1.50%	1.92%
1.94 to <3.35	B+	3,159	80	2.53%	2.54%	2.74%
3.35 to <5.81	B	3,362	119	3.54%	4.47%	3.09%
5.81 to <11.61	B-	2,289	129	5.64%	7.95%	5.27%
11.61 to <100.00	CCC	14,677	1,012	6.90%	35.24%	6.67%
100.00 (default)	D	4,844	—	—	100.00%	—
Corporate - Non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	40	—	—	0.03%	2.38%
0.04 to <0.05	AA-	28	—	—	0.05%	—
0.05 to <0.06	A+	—	—	—	—	4.17%
0.06 to <0.09	A	76	—	—	0.06%	0.75%
0.09 to <0.11	A-	499	—	—	0.10%	0.59%
0.11 to <0.17	BBB+	2,063	2	0.10%	0.15%	0.54%
0.17 to <0.24	BBB	385	—	—	0.20%	1.44%
0.29 to <0.39	BBB-	3,744	12	0.32%	0.30%	0.79%
0.39 to <0.67	BB+	1,386	6	0.43%	0.56%	1.48%
0.67 to <1.16	BB	1,056	7	0.66%	0.96%	1.29%
1.16 to <1.94	BB-	716	11	1.54%	1.62%	2.44%
1.94 to <3.35	B+	576	8	1.39%	2.75%	3.07%
3.35 to <5.81	B	898	22	2.45%	4.73%	2.56%
5.81 to <11.61	B-	460	19	4.13%	8.21%	4.80%
11.61 to <100.00	CCC	792	31	3.91%	31.20%	5.06%
100.00 (default)	D	479	—	—	100.00%	—

PILLAR 3 2024	4. RISK	P. 125

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Immovable property SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—	—
0.11 to <0.17	BBB+	—	—	—	—	—
0.17 to <0.24	BBB	—	—	—	—	—
0.29 to <0.39	BBB-	—	—	—	—	—
0.39 to <0.67	BB+	—	—	—	—	—
0.67 to <1.16	BB	—	—	—	—	—
1.16 to <1.94	BB-	—	—	—	—	2.50%
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—	—
5.81 to <11.61	B-	—	—	—	—	—
11.61 to <100.00	CCC	16,468	184	1.12%	23.66%	1.08%
100.00 (default)	D	559	—	—	100.00%	—
Retail - Immovable property non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	421,575	362	0.09%	0.03%	0.10%
0.04 to <0.05	AA-	28,443	27	0.09%	0.04%	0.19%
0.05 to <0.06	A+	64,969	193	0.24%	0.05%	0.26%
0.06 to <0.09	A	67,607	149	0.22%	0.08%	0.33%
0.09 to <0.11	A-	20,382	83	0.41%	0.09%	0.50%
0.11 to <0.17	BBB+	33,451	133	0.40%	0.13%	0.52%
0.17 to <0.24	BBB	92,606	316	0.34%	0.19%	0.55%
0.29 to <0.39	BBB-	54,585	431	0.79%	0.31%	0.84%
0.39 to <0.67	BB+	41,905	516	1.23%	0.52%	1.58%
0.67 to <1.16	BB	18,891	335	1.77%	0.90%	2.22%
1.16< to 1.94	BB-	31,634	869	2.75%	1.45%	2.91%
1.94 to <3.35	B+	15,471	667	4.31%	2.53%	5.41%
3.35 to <5.81	B	6,297	330	5.24%	4.54%	9.74%
5.81 to <11.61	B-	6,362	664	10.44%	8.05%	17.46%
11.61 to <100.00	CCC	13,684	4,241	30.99%	23.83%	29.05%
100.00 (default)	D	32,821	—	—	100.00%	—

PILLAR 3 2024	4. RISK	P. 126

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - Other exposures SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—%
0.09 to <0.11	A-	21,003	7	0.03%	0.10%	0.10%
0.11 to <0.17	BBB+	12,152	20	0.16%	0.14%	0.22%
0.17 to <0.24	BBB	10,059	34	0.34%	0.20%	0.28%
0.29 to <0.39	BBB-	16,406	86	0.52%	0.31%	0.50%
0.39 to <0.67	BB+	18,999	119	0.63%	0.51%	0.75%
0.67 to <1.16	BB	20,207	266	1.32%	0.88%	1.24%
1.16 to <1.94	BB-	17,401	344	1.98%	1.50%	1.65%
1.94 to <3.35	B+	16,221	496	3.06%	2.55%	2.84%
3.35 to <5.81	B	12,698	543	4.28%	4.41%	3.83%
5.81 to <11.61	B-	7,153	624	8.72%	7.70%	6.92%
11.61 to <100.00	CCC	29,636	2,186	7.38%	26.20%	7.82%
100.00 (default)	D	14,572	—	—	100.00%	—
Retail - Other exposures Non-SMEs
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	98,493	59	0.06%	0.03%	0.06%
0.04 to <0.05	AA-	72,646	87	0.12%	0.04%	0.14%
0.05 to <0.06	A+	—	—	—	—%	0.25%
0.06 to <0.09	A	65,852	201	0.31%	0.07%	0.24%
0.09 to <0.11	A-	27,330	100	0.37%	0.10%	0.29%
0.11 to <0.17	BBB+	111,458	590	0.53%	0.14%	0.44%
0.17 to <0.24	BBB	78,195	598	0.76%	0.22%	0.74%
0.29 to <0.39	BBB-	69,219	748	1.08%	0.33%	1.01%
0.39 to <0.67	BB+	130,675	2,000	1.53%	0.51%	1.38%
0.67 to <1.16	BB	183,790	4,455	2.42%	0.92%	2.05%
1.16 to <1.94	BB-	127,974	4,501	3.52%	1.52%	2.87%
1.94 to <3.35	B+	102,606	4,683	4.56%	2.39%	3.66%
3.35 to <5.81	B	54,976	4,431	8.06%	4.54%	7.04%
5.81 to <11.61	B-	13,911	1,611	11.58%	7.81%	12.56%
11.61 to <100.00	CCC	31,450	12,797	40.69%	34.48%	34.66%
100.00 (default)	D	85,099	—	—	100.00%	—

PILLAR 3 2024	4. RISK	P. 127

PD Scale	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Retail - qualifying revolving (QRRE)
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	1,394,314	576	0.04%	0.03%	0.06%
0.04 to <0.05	AA-	36,014	71	0.20%	0.04%	0.36%
0.05 to <0.06	A+	58,732	68	0.12%	0.05%	0.11%
0.06 to <0.09	A	111,484	259	0.23%	0.08%	0.31%
0.09 to <0.11	A-	2,037	10	0.49%	0.10%	0.46%
0.11 to <0.17	BBB+	388,263	2,124	0.55%	0.16%	0.53%
0.17 to <0.24	BBB	1,216,098	3,581	0.29%	0.20%	0.30%
0.29 to <0.39	BBB-	51,317	401	0.78%	0.34%	0.91%
0.39 to <0.67	BB+	980,271	9,296	0.95%	0.54%	1.07%
0.67 to <1.16	BB	1,158,209	18,331	1.58%	0.86%	1.54%
1.16 to <1.94	BB-	1,480,401	39,211	2.65%	1.53%	2.40%
1.94 to <3.35	B+	1,194,724	52,267	4.37%	2.58%	3.73%
3.35 to <5.81	B	1,204,824	66,282	5.50%	4.36%	5.11%
5.81 to <11.61	B-	2,208,820	188,998	8.56%	7.95%	7.40%
11.61 to <100.00	CCC	1,720,679	431,525	25.08%	26.35%	24.71%
100.00 (default)	D	280,399	2,018	0.72%	100.00%	1.54%
As of December 31, 2024, the total number of short-term wholesale obligors (residual maturity of less than 1 year) whose exposures are calculated under IRB approach rises to approximately 29,000 obligors. The largest number of these corresponds to the regulatory categories of Corporates, in Spain. Additionally, the Group only has one PD model authorized by the Supervisor for each of the aforementioned categories, therefore, 100% of the RWA are calculated under this PD model.
The comparability of the information and the composition of the time window are conditioned by the following factors:
•Long life cycle between the time the IRB parameters are updated and their final implementation, depending on the materiality of the change, supervisory prioritization for the inspection and decision phases.
•Different nature, risk profile and economic cycles of the different portfolios, especially relevant in cases where several geographies are aggregated in the same exposure class (mainly Corporates and Credit Cards in Spain and Mexico).
Minimum historical depth of 5 years: The annual historical default rates cover more than 5 years, seeking consistency between regulatory and economic capital, as long as the supervisory process for the approval of the changes allows it.
Window overlap: Although there is an overlap of quarterly windows in the calibration of the pools, analysis are carried out to measure and mitigate the possible bias that this overlapping could imply. In the quantification of the long-term PD, however, there are no overlapping windows.

PILLAR 3 2024	4. RISK	P. 128
4.2.5.4.RWA flow statements of credit and counterparty credit risk under the IRB approach
Article 438 h) CRR
The following table shows the flow statements of credit and counterparty credit risk RWA under internal model (IRB) during the last quarter of 2024:

Table 33. EU CR8 - RWA flow statements of credit and counterparty risk exposures under the IRB approach (Million Euros)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWA as of September 30, 2024	145,489	11,639	7,660	613	153,150	12,252
Asset size	4,084	327	(449)	(36)	3,635	291
Asset quality	(632)	(51)	(740)	(59)	(1,372)	(110)
Model updates	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	2,846	228	224	18	3,070	246
Other	—	—	—	—	—	—
RWA as of December 31, 2024	151,787	12,143	6,695	536	158,482	12,679
In the fourth quarter of 2024, the risk-weighted assets under the IRB method are notable, mainly in the authorized portfolios of Mexico. In Spain the policies of risk transfer and balance sheet rotation, along with improvements in asset quality, have allowed the growth of RWAs during the quarter to be very limited despite the growth in activity.
The increase in RWAs due to exchange rate variations is driven by the appreciation of the US dollar from the exposures to this currency in both geographies.
The full annual series of RWA flow of credit risk under the IRB approach is available in the editable file “Pillar 3 2024 – Tables & Annexes”.
4.2.5.5.Risk weights of specialised lending exposure
Article 438 e) CRR
The solvency regulation stipulates that the classification of specialised lending companies should apply to legal entities with the following characteristics:
•The exposure is to an entity created specifically to finance and/or operate physical assets.
•The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.
•The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.
Corporate specialized lending exposures subject to the IRB Supervisory Slotting Approach, which is used by BBVA for RWA calculations, are assigned to a grade, the determination of which takes into account the following factors:
1.Financial Strength that includes: market conditions, financial ratios, stress analysis and financial structure.
2.Political and legal environment that includes: political risks, country risks, force majeure risks, government support, stability of legal and regulatory environment, local support and legal force of the contracts.
3.Asset and operational characteristics that includes: design and technology risks, permits and license risks, construction risks, completion guarantees, Contractor and Operator qualifications, O&M agreements and supply risks.
4.Strength of the Sponsor that includes: financial strength, experience and support to the project.
5.Legal & Finance Structure that includes: pledges and assignments, covenants and restrictions, DSRA.
Once assigned to a grade, the exposure is risk-weighted in accordance with the risk weight applicable to that grade and remaining maturity banding.

PILLAR 3 2024	4. RISK	P. 129

The following tables show information on specialised lending exposures by type according to CRR2 EBA ITS. as of December 31, 2024 and December 31, 2023:

Table 34. EU CR10 (1-4) - IRB: specialised lending (Million Euros. 12-31-2024)

Specialised lending: Project Finance
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWA	Expected losses
Category 1	Less than 2.5 years	64	56	50%	94	40	—
Category 1	Equal to or more than 2.5 years	1,740	550	70%	2,027	1,191	9
Category 2	Less than 2.5 years	1,023	561	70%	1,329	722	5
Category 2	Equal to or more than 2.5 years	3,614	2,181	90%	4,864	3,406	40
Category 3	Less than 2.5 years	337	407	115%	618	537	17
Category 3	Equal to or more than 2.5 years	1,031	385	115%	1,226	1,073	34
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	6	3	250%	7	18	—
Category 5	Less than 2.5 years	4	—		4	—	2
Category 5	Equal to or more than 2.5 years	70	—		70	—	35
Total	Less than 2.5 years	1,428	1,024		2,045	1,298	25
Total	Equal to or more than 2.5 years	6,461	3,118		8,194	5,689	119
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWA	Expected losses
Category 1	Less than 2.5 years	731	332	50%	980	490	—
Category 1	Equal to or more than 2.5 years	850	662	70%	1,343	940	5
Category 2	Less than 2.5 years	91	—	70%	91	64	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	822	332		1,071	554	—
Total	Equal to or more than 2.5 years	850	662		1,343	940	5
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

PILLAR 3 2024	4. RISK	P. 130

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	2	—	50%	2	1	—
Category 1	Equal to or more than 2.5 years	11	—	70%	11	8	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	2	—		2	1	—
Total	Equal to or more than 2.5 years	11	—		11	8	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

EU CR10 (1-4) - IRB: specialised lending (Million Euros. 12-31-2023)

Specialised lending: Project Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	178	13	50%	184	77	—
Category 1	Equal to or more than 2.5 years	1,813	424	70%	2,035	1,304	8
Category 2	Less than 2.5 years	304	201	70%	415	256	2
Category 2	Equal to or more than 2.5 years	2,276	2,038	90%	3,433	2,923	28
Category 3	Less than 2.5 years	2	246	115%	179	206	5
Category 3	Equal to or more than 2.5 years	268	97	115%	313	359	9
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	134	6	250%	137	344	11
Category 5	Less than 2.5 years	24	—		24	—	12
Category 5	Equal to or more than 2.5 years	96	—		96	—	48
Total	Less than 2.5 years	508	459		802	539	19
Total	Equal to or more than 2.5 years	4,586	2,566		6,014	4,930	103
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

PILLAR 3 2024	4. RISK	P. 131

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining Maturity	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)	RWA	Expected Losses
Category 1	Less than 2.5 years	97	12	50%	102	51	—
Category 1	Equal to or more than 2.5 years	615	15	70%	628	440	3
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	86	—	90%	86	77	1
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	97	12		102	51	—
Total	Equal to or more than 2.5 years	701	15		714	517	3
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	27	—	50%	27	14	—
Category 1	Equal to or more than 2.5 years	12	—	70%	12	8	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	27	—		27	14	—
Total	Equal to or more than 2.5 years	12	—		12	8	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

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For risk measurement of the Specialised Lending portfolio, the Group uses the "slotting criteria" approach, which classifies exposures into different regulatory categories based on the risk assessment performed by the entity and the residual maturity. In terms of the type of specialised lending, project finance represents 82% of the whole portfolio capital requirements with a total exposure of €12,666 million and RWA consumption of €8,490 million.
During the period, there was growth in project finance activity.
4.2.5.6.Equity exposure by method
Article 438 e) CRR
The following table shows equity exposure by the following approaches: internal, PD/LGD and simple method (in this case, broken down by risk weights), as of December 31, 2024 and as of December 31, 2023.

Table 35. EU CR10 (5) - IRB: equity (Million Euros. 12-31-2024)

	Equity under the IRB approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Simple method - Private Equity Exposures	673	149	190%	822	1,562	7
Simple method - Exchange-traded equity exposures	308	—	290%	308	895	2
Simple method - Other Equity Exposures	—	—	370%	—	—	—
Total	981	149		1,130	2,456	9
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

EU CR10 (5) - IRB: equity (Million Euros. 12-31-2023)

	Equity under the IRB approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Simple method - Private Equity Exposures	909	—	190%	909	1,727	7
Simple method - Exchange-traded equity exposures	288	—	290%	288	836	2
Simple method - Other Equity Exposures	191	—	370%	191	706	5
Total	1,388	—		1,388	3,269	14
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.
During 2024 there is no relevant changes in the composition of equity exposures using the simple method, except for the reduction of those exposures subject to the RW of 370%, as opposed to the exposures subject to the Fall-back approach, as shown in table 16.
Additionally, section 4.4.3 shows detailed information on the structural risk of equities.
4.2.6.Information on counterparty credit risk
Counterparty credit risk exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending transactions and deferred settlement transactions.
4.2.6.1.Policies for managing counterparty risk
4.2.6.1.1.Methodology: allocation of internal capital and limits to exposure subject to counterparty risk
Article 439 a) CRR
EU CCRA a)
The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to estimate the credit exposure for each of the counterparties for which the entity operates.
Exposure is generated in a manner consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval.

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Exposure is obtained based on the 2000 different scenarios generated using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or compensation arrangements, or netting, as applicable).
The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.
The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for possible subsequent maturity after one year of the operations, in a similar vein to the general approach adopted by Basel for the treatment of credit risk.
Counterparty limits are specified within the financial programs authorised for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum maturity for the transaction.
Small businesses Transactions that generate counterparty risk are subject to risk limits that control both bilateral risk and risk with CCPs. When setting these limits for each business area and segment, and to ensure their correct application, the corresponding capital consumption and revenue generated by this operation are taken into account.
There is also a risk committee that individually analyzes the most significant transactions to assess (among other aspects) the relationship between profitability and risk.
The consumption of transactions within the limits is measured in terms of market capitalisation (mark to market) plus the potential risk with Monte Carlo Simulation methodology (95% confidence level or above if there are mitigating agreements or a risk of adverse links) and considering possible mitigating factors (such as netting, break clauses and collateral contracts).
Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and liquid assets established for the different counterparties and customers. This control is completed by independent units of the business area to guarantee proper segregation of functions.
4.2.6.1.2.Policies for ensuring the effectiveness of collateral and setting the value adjustments for impairment losses to cover this risk
Article 439 b) CRR
EU CCRA b)
The Group negotiates agreements with its customers to mitigate counterparty risk within the legal frameworks applicable in each of the countries where it operates.
These agreements regulate the exchange of guarantees as a mechanism to reduce exposure derived from transactions that generate counterparty risk.
The assets covered by these agreements include cash, as well as financial assets with a high credit quality. In addition, the agreements with customers include mechanisms that allow the immediate replacement of the collateral if its quality is impaired (for example, a reduction in the market capitalisation or adverse changes in the asset rating).
Mitigation by compensation or netting transactions and by collateral only reduces the consumption of limits and capital if there is a positive opinion on their immediate effectiveness in case of the counterparty’s default or insolvency.
An internal tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, this tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.
In order to guarantee the effectiveness of collateral contracts, the Group carries out daily monitoring of the market values of operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily.
If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms, they are reported by the Collateral unit to the Risk unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes a description by counterparty of the exposure and deposited collateral, making special reference to those guarantee deficits at or beyond the set warning levels.
Financial assets and liabilities may be the object of compensation, or netting, in other words presentation for a net amount in the consolidated balance sheet, only when the Group’s entities comply with the provisions laid down in IAS 32 - Paragraph 42, and thus have the legally obliged right to offset the amounts recognised, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.
In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common

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types of events that trigger the compensation of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, and the restructuring or dissolution of the entity.
In the current market context, derivatives are arranged under a variety of framework contracts, with the most general being those developed by the International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Agreement for Financial Transactions (FAFT). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. Furthermore, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.
At the same time, the Group has a high volume of assets sold under repurchase agreements traded through clearing houses that use mechanisms to reduce counterparty risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.
4.2.6.1.3.Policies on the risk of adverse effects due to correlations
Article 439 c) CRR
EU CCRA c)
Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposure).
The Group has specific policies for handling these type of exposures, which establish:
•How to identify transactions subject to adverse correlation risk.
•A specific transaction-by-transaction admission procedure.
•Measurements appropriate to the risk profile with adverse correlation and sanctioned in the corresponding decision-making areas.
•Control and monitoring of the transaction.
4.2.6.1.4.Impact of collateral in the event of a downgrade in credit quality
Article 439 d) CRR
EU CCRA e)
In derivatives transactions, as a general policy the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.
The general criteria applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through market capitalisation (mark to market).
Since 2018, with the entry into force of the regulatory obligations for exchange of margins for derivatives that are not offset in the clearing houses, all the collateral annexes have been adapted to the characteristics required by the regulation, among which is that of establishing a zero threshold. Furthermore, the obligation to exchange initial margins with the main financial counterparties to overcollateralize exposure was added in 2019.
4.2.6.2.Exposure to counterparty credit risk
The exposure value of derivative instruments will be determined based on one of the methods established in sections 3 to 6 of chapter 6 of the CRR: standard method for counterparty credit risk, simplified standard method for credit risk counterparty, original risk method or internal models method.
The exposure value of the securities financing transactions (SFTs) is determined in accordance with the methods provided in the preceding paragraph or using those provided for in Chapter 4 of the CRR.
In this regard, the BBVA S.A. Group calculates the exposure value of derivative instruments in accordance with the standardised method for counterparty credit risk (SA-CCR) which is applicable since June 2021.
The SA-CCR framework calculates the aforementioned exposure by each netting set of the entity. The SA-CCR method defines the exposure value as the product of a surcharge (α) applied to the sum of the replacement cost (RC) and the potential future exposure (PFE). Where α is equal to 1.4.
Exposure value = α * (RC + PFE)
The BBVA Group S.A. calculates the exposure value of the repurchase operations in accordance with the provisions of chapter 4 on credit risk mitigation and in accordance with the financial collateral comprehensive method.
A breakdown of the original exposure, EAD and RWA under counterparty credit risk (including exposures to Central Counterparties) is below:

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Table 36. Positions subject to counterparty credit risk in terms of OE, EAD and RWA (Million Euros. 12-31-2024)

Exposure Class and risk types	Securities financing transactions			Derivatives and transactions with deferred settlement			Total
	OE	EAD	RWA	OE	EAD	RWA	OE	EAD	RWA
Central governments or central banks	18,777	1,645	147	264	410	92	19,041	2,055	240
Regional governments or local authorities	—	—	—	4	4	1	4	4	1
Public sector entities	501	17	—	144	125	15	646	142	15
Multilateral Development Banks	—	—	—	5	5	—	5	5	—
International Organisations	—	—	—	—	—	—	—	—	—
Institutions	9,441	1,205	84	2,336	2,336	585	11,776	3,541	669
Corporates	6,591	545	448	2,273	2,273	1,598	8,864	2,818	2,046
Retail	10	1	—	8	8	6	18	9	6
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	6	6	9	6	6	9
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings	8	—	—	—	—	—	8	—	—
Other exposures	—	—	—	128	128	128	128	128	128
Total counterparty risk by standardised approach	35,328	3,413	680	5,168	5,294	2,433	40,495	8,707	3,113
Central governments or central banks	1,665	1,665	17	2	2	4	1,667	1,667	21
Institutions	98,092	98,092	1,829	7,900	7,773	1,509	105,992	105,866	3,338
Corporates	357	357	19	7,634	7,634	3,317	7,991	7,991	3,336
Of which: SMEs	148	148	3	129	129	185	276	276	188
Of which: specialised lending	—	—	—	383	383	265	383	383	265
Of which: other	209	209	17	7,122	7,122	2,867	7,331	7,331	2,884
Retail	—	—	—	1	1	—	1	1	—
Of which: Secured by immovable property	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving	—	—	—	—	—	—	—	—	—
Of which: Other retail	—	—	—	1	1	—	1	1	—
Other retail: SMEs	—	—	—	1	1	—	1	1	—
Other retail: Non-SMEs	—	—	—	—	—	—	—	—	—
Total counterparty risk by IRB approach	100,113	100,113	1,865	15,537	15,411	4,830	115,651	115,524	6,695
Total counterparty risk	135,441	103,526	2,545	20,705	20,705	7,263	156,146	124,231	9,808

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Positions subject to counterparty credit risk in terms of OE, EAD and RWA (Million Euros. 12-31-2023)

Exposure Class and risk types	Securities financing transactions			Derivatives and transactions with deferred settlement			Total
	OE	EAD	RWA	OE	EAD	RWA	OE	EAD	RWA
Central governments or central banks	18,170	2,010	81	316	477	123	18,486	2,487	204
Regional governments or local authorities	—	—	—	88	7	4	88	7	4
Public sector entities	1,443	36	18	89	57	55	1,532	94	73
Multilateral Development Banks	—	—	—	3	3	—	3	3	—
International Organisations	—	—	—	—	—	—	—	—	—
Institutions	17,650	373	79	1,270	1,270	489	18,919	1,643	568
Corporates	7,359	551	548	2,935	2,935	1,673	10,295	3,486	2,221
Retail	12	1	—	21	21	13	33	21	14
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	7	7	10	7	7	10
Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings	—	—	—	—	—	—	—	—	—
Other exposures	—	—	—	2	2	2	2	2	2
Total counterparty risk by standardised approach	44,634	2,971	727	4,730	4,778	2,368	49,364	7,749	3,095
Central governments or central banks	1,483	1,483	2	8	8	1	1,492	1,492	2
Institutions	150,405	150,405	1,305	7,992	7,944	1,515	158,397	158,349	2,821
Corporates	29	29	—	6,634	6,634	2,869	6,663	6,663	2,869
Of which: SMEs	—	—	—	103	103	132	103	103	132
Of which: specialised lending	—	—	—	316	316	250	316	316	250
Of which: other	29	29	—	6,215	6,215	2,487	6,244	6,244	2,487
Retail	—	—	—	1	1	—	1	1	—
Of which: Secured by immovable property	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving	—	—	—	—	—	—	—	—	—
Of which: Other retail	—	—	—	1	1	—	1	1	—
Other retail: SMEs	—	—	—	1	1	—	1	1	—
Other retail: Non-SMEs	—	—	—	—	—	—	—	—	—
Total counterparty risk by IRB approach	151,917	151,917	1,307	14,635	14,586	4,385	166,552	166,504	5,692
Total counterparty risk	196,551	154,888	2,034	19,365	19,365	6,753	215,916	174,253	8,787
In December 2024, positions subject to counterparty credit risk under the IRB method have decreased compared to 2023, driven by lower exposures in securities financing transactions to financial institutions, as shown in table 38 below. The value of exposure as well as RWA increased in all other categories, reflecting an increase in risk exposure in different segments.
Positions subject to counterparty credit risk under the standardised approach show an increase in total exposure and risk-weighted assets, reflecting a higher participation in transactions with institutions.
From the amounts shown in the table above, those referring to the counterparty risk of trading book exposures in terms of capital requirements are shown below:

Table 37. Amounts of counterparty risk in the trading book (Million Euros)

	Capital requirements
	2024		2023
Counterparty Risk Trading Book Activities	SA-CCR Method	Internal Models (IMM)	SA-CCR Method	Internal Models (IMM)
Standardised Approach	208		198
Advanced Approach	521		445
Total	729		642

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The Group currently has a totally immaterial amount of own funds requirements for settlement risk of the trading portfolio.
4.2.6.2.1.Counterparty credit risk exposure by approach
Article 439 f), g), k) CRR
Below is an overview of the methods used to calculate the regulatory requirements for counterparty credit risk and the main parameters of each method (excluding requirements for CVA and exposure cleared through a CCP, which are shown in tables CCR2 and CCR8, respectively).

Table 38. EU CCR1 - Analysis of CCR exposure by approach (Million Euros)

	12-31-2024
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre-CRM	Exposure value post-CRM	Exposure value (without CVA)	RWEA
Original Exposure Method (for derivatives)	—	—		1.40	—	—	—	—
Simplified SA-CCR (for derivatives)	—	—		1.40	—	—	—	—
SA-CCR (for derivatives)	4,479	8,962		1.40	19,683	19,683	19,069	7,045
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					129,382	102,785	102,536	2,525
VaR for SFTs					—	—	—	—
Total					149,065	122,468	121,605	9,571

EU CCR1 - Analysis of CCR exposure by approach (Million Euros)

	12-31-2023
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre-CRM	Exposure value post-CRM	Exposure value (without CVA)	RWEA
Original Exposure Method (for derivatives)	—	—		1.40	—	—	—	—
Simplified SA-CCR (for derivatives)	—	—		1.40	—	—	—	—
SA-CCR (for derivatives)	4,772	7,188		1.40	18,172	18,172	16,791	6,333
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					122,144	96,889	96,732	1,870
VaR for SFTs					—	—	—	—
Total					140,317	115,062	113,523	8,204
During 2024 the exposure to counterparty credit risk, excluding exposures to central counterparties, increases under the SA-CCR method due to an increase in the volume of derivatives transactions. The increase of the comprehensive approach exposure reflects the increase in securities financing transactions. Capital requirements increase in line with the evolution of assets and are supported by adequate collateral.
4.2.6.2.2.Counterparty credit risk by standardised approach
Articles 439 l), 444 e) CRR
The following table shows a breakdown of exposure to counterparty credit risk (following credit risk mitigation and CCF techniques) calculated using the standardised approach, by exposure category and risk weights (excluding exposures to central counterparties):

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Table 39. EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk (Million Euros. 12-31-2024)

	Risk weight
Exposure Class	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total
Central governments or central banks	1,527	—	—	—	85	442	—	—	1	—	—	2,055
Regional government or local authorities	—	—	—	—	4	—	—	—	—	—	—	4
Public sector entities	89	—	—	—	48	—	—	—	5	—	—	142
Multilateral development banks	5	—	—	—	—	—	—	—	—	—	—	5
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	1,377	111	—	1,369	638	—	—	44	—	—	3,541
Corporates	—	—	—	—	672	488	—	—	1,629	30	—	2,818
Retail	—	—	—	—	—	—	—	9	—	—	—	9
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	128	6	—	134
Total	1,620	1,377	111	—	2,177	1,568	—	9	1,808	35	—	8,707

EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk (Million Euros. 12-31-2023)

	Risk weight
Exposure Class	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others	Total
Central governments or central banks	2,110	—	—	—	2	344	—	—	31	—	—	2,487
Regional government or local authorities	—	—	—	—	—	7	—	—	—	—	—	7
Public sector entities	—	—	—	—	—	41	—	—	53	—	—	94
Multilateral development banks	3	—	—	—	—	—	—	—	—	—	—	3
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	98	34	—	972	337	—	—	202	—	—	1,643
Corporates	—	—	—	—	1,320	469	—	—	1,633	64	—	3,486
Retail	—	—	—	—	—	—	—	21	—	—	—	21
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	2	7	—	8
Total	2,113	98	34	—	2,294	1,198	—	21	1,921	71	—	7,749
For information on counterparty credit risk activity under the standardised approach of credit risk, see comments on Table 36.

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4.2.6.2.3.Counterparty credit risk under IRB approach
Articles 439 l), 452 g) CRR
A table with a breakdown of collaterals contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivatives transactions and securities financing transactions as of December 31, 2024 and as of December 31, 2023 is presented below:

Table 40. EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale (Million Euros. 12-31-2024)

PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
Total AIRB approach	114,522	0.18%	2,918	11.24%		6,365	6%
Central governments or central banks	1,667	0.13%	6	1.72%	—	21	1%
0,00 <0,15	1,000	0.01%	2	0.33%	—	—	—
0,15 <0,25	77	0.20%	1	—	—	—	—
0,25 <0,50	588	0.31%	2	4.18%	—	17	3%
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	2	5.05%	1	40.00%	1	4	166%
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Institutions	105,247	0.12%	928	9.01%	—	3,273	3%
0,00 <0,15	84,227	0.06%	692	10.05%	—	2,265	3%
0,15 <0,25	11,119	0.20%	112	5.09%	—	493	4%
0,25 <0,50	4,704	0.34%	52	4.30%	—	180	4%
0,50 <0,75	4,257	0.56%	37	3.58%	—	191	4%
0,75 <2,50	935	1.03%	30	10.39%	—	140	15%
2,50 <10,00	1	5.03%	2	22.93%	5	1	93%
10,00 <100,00	1	23.23%	2	40.13%	1	4	286%
100,00 (Default)	2	100.00%	1	1.83%	—	—	1%
Corporate - SMEs	276	22.99%	716	22.88%	1	188	68%
0,00 <0,15	3	0.12%	48	41.04%	2	1	23%
0,15 <0,25	3	0.20%	29	40.91%	1	1	26%
0,25 <0,50	5	0.39%	146	49.54%	2	3	71%
0,50 <0,75	15	0.57%	112	50.47%	3	17	111%
0,75 <2,50	70	1.25%	205	50.50%	2	89	127%
2,50 <10,00	17	3.81%	136	47.36%	3	31	177%
10,00 <100,00	163	37.98%	27	4.35%	—	46	28%
100,00 (Default)	—	100.00%	13	23.22%	1	—	20%
Corporate - Non-SMEs	7,331	0.23%	1,140	45.00%	2	2,884	39%
0,00 <0,15	3,371	0.11%	162	44.40%	2	930	28%
0,15 <0,25	3,061	0.19%	379	45.60%	2	1,194	39%
0,25 <0,50	453	0.37%	212	44.78%	2	284	63%
0,50 <0,75	191	0.60%	125	46.42%	3	166	87%
0,75 <2,50	239	1.18%	166	45.29%	4	276	116%
2,50 <10,00	12	5.11%	78	46.13%	2	23	189%
10,00 <100,00	4	32.56%	15	40.52%	3	11	290%
100,00 (Default)	—	100.00%	3	43.23%	—	—	13%
Retail - Other SMEs	1	1.02%	126	40.72%	—	—	34%
0,00 <0,15	—	0.10%	41	40.00%	—	—	10%
0,15 <0,25	—	0.20%	8	40.00%	—	—	11%
0,25 <0,50	—	0.31%	16	40.00%	—	—	23%
0,50 <0,75	—	0.51%	20	40.00%	—	—	31%
0,75 <2,50	—	1.37%	25	40.00%	—	—	52%
2,50 <10,00	—	3.28%	16	43.64%	—	—	64%
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—

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PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
Retail - Other Non-SMEs	—	—	—	—	—	—	—
0,00 <0,15	—	—	—	—	—	—	—
0,15 <0,25	—	—	—	—	—	—	—
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Total AIRB Approach	114,522	0.18%	2,918	11.24%		6,365	6%
(*) Exposures of less than 500,000 euros which are rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Corresponds to obligor grade PD weighted by EAD.
(3) Corresponds to obligor grade LGD weighted by EAD.
(4) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(5) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category criteria method, in line with the provisions of article 153.5 of the CRR, therefore, following the CRR2 EBA ITS, Specialised Lending exposures are not included in this table.

EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale (Million Euros. 12-31-2023)

PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
Total AIRB approach	106,928	0.13%	2,873	8.96%		5,180	5%
Central governments or central banks	1,492	0.07%	4	0.98%	—	2	—
0,00 <0,15	1,396	0.05%	3	1.04%	—	2	—
0,15 <0,25	—	—	—	—	—	—	—
0,25 <0,50	95	—	1	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Institutions	99,089	0.12%	852	6.73%	—	2,559	3%
0,00 <0,15	76,159	0.06%	562	7.49%	—	1,659	2%
0,15 <0,25	13,175	0.21%	102	4.00%	—	387	3%
0,25 <0,50	7,060	0.34%	43	2.33%	—	170	2%
0,50 <0,75	1,834	0.56%	33	13.21%	—	285	16%
0,75 <2,50	803	0.98%	105	3.42%	—	57	7%
2,50 <10,00	55	2.81%	4	0.77%	—	1	2%
10,00 <100,00	—	41.58%	2	43.31%	3	—	266%
100,00 (Default)	2	100.00%	1	45.00%	—	—	14%
Corporate - SMEs	103	3.35%	788	46.32%	3	132	128%
0,00 <0,15	5	0.11%	59	40.49%	2	1	21%
0,15 <0,25	1	0.20%	49	44.63%	1	—	39%
0,25 <0,50	3	0.37%	155	47.61%	1	2	57%
0,50 <0,75	10	0.54%	117	46.72%	2	8	80%
0,75 <2,50	55	1.18%	203	46.23%	3	69	126%
2,50 <10,00	24	3.39%	151	47.10%	2	37	155%
10,00 <100,00	4	32.27%	37	51.02%	3	15	347%
100,00 (Default)	1	100.00%	17	25.52%	1	—	20%
Corporate - Non-SMEs	6,244	0.22%	1,101	45.53%	2	2,487	40%
0,00 <0,15	2,439	0.11%	147	44.46%	2	748	31%
0,15 <0,25	3,078	0.19%	388	45.98%	2	1,155	38%
0,25 <0,50	470	0.37%	225	47.44%	2	310	66%
0,50 <0,75	112	0.60%	98	49.03%	2	89	79%
0,75 <2,50	130	1.31%	138	45.09%	4	157	121%
2,50 <10,00	11	4.28%	77	48.56%	2	21	184%
10,00 <100,00	3	19.21%	20	43.07%	1	7	247%
100,00 (Default)	—	100.00%	8	28.62%	—	—	17%

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PD scale (1)(5)	EAD post-CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
Retail - Other SMEs	1	1.41%	125	40.19%	—	—	34%
0,00 <0,15	—	0.11%	20	40.00%	—	—	9%
0,15 <0,25	—	0.20%	7	40.00%	—	—	16%
0,25 <0,50	—	0.31%	14	40.02%	—	—	22%
0,50 <0,75	—	0.51%	28	40.00%	—	—	30%
0,75 <2,50	—	1.00%	28	40.00%	—	—	43%
2,50 <10,00	—	5.99%	26	41.10%	—	—	65%
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	2	—	—	—	—
Retail - Other Non-SMEs	—	0.51%	1	40.00%	—	—	—
0,00 <0,15	—	—	—	—	—	—	—
0,15 <0,25	—	—	—	—	—	—	—
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	0.51%	1	40.00%	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Total AIRB Approach	106,928	0.13%	2,873	8.96%		5,180	5%
(*) Exposures of less than 500,000 euros which are rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR2 EBA ITS.
(2) Corresponds to obligor grade PD weighted by EAD.
(3) Corresponds to obligor grade LGD weighted by EAD.
(4) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(5) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory category criteria method, in line with the provisions of article 153.5 of the CRR, therefore, following the CRR2 EBA ITS, Specialised Lending exposures are not included in this table.

As of December 31, 2024, exposures to central counterparties included in EU CCR8 table are excluded from this table. For more information on counterparty trading activity under the standardized approach to credit risk, see comments on Table 36.
4.2.6.2.4.Composition of collateral for counterparty risk exposure
Article 439 e) CRR
A table with a breakdown of collaterals contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivatives transactions and securities financing transactions as of December 31, 2024 is presented below:

Table 41. EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk (Million Euros. 12-31-2024)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,660	—	4,141	—	37,561	—	29,368
Cash- other currencies	14	1,635	114	1,840	—	30,995	—	16,331
Domestic sovereign debt	51	2,538	1,386	89	—	5,522	672	10,934
Other sovereign debt	530	2,943	529	289	—	40,101	65	41,109
Government agency debt	—	—	—	—	—	—	—	—
Corporate bonds	370	60	266	34	—	18,500	—	38,409
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	986
Total	965	9,836	2,295	6,393	—	132,678	737	137,138
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.

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EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk (Million Euros. 12-31-2023)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,640	—	4,138	265	61,220	—	49,951
Cash- other currencies	—	1,416	163	2,283	12	43,754	—	29,730
Domestic sovereign debt	54	2,020	929	210	—	7,852	—	12,415
Other sovereign debt	568	458	245	17	12	56,437	—	53,151
Government agency debt	—	—	—	—	—	—	—	—
Corporate bonds	59	198	51	48	—	13,647	—	32,018
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	1,692
Total	680	6,732	1,388	6,697	290	182,909	—	178,957
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.
As of December 31, 2024, the composition of collateral for counterparty risk exposures used in derivative transactions evolves without significant changes and remained at levels similar to those recorded as of December 31, 2023. On the contrary, there was an apparent reduction in collateral used in securities financing transactions, as a result of the on-balance sheet netting of related assets and liabilities.
4.2.6.2.5.Credit derivatives transactions
Article 439 j) CRR
The table below shows the amounts of credit derivative transactions, broken down into purchased and sold derivatives:

Table 42. EU CCR6 - Credit derivatives exposures (Million Euros)

	12-31-2024		12-31-2023
	Credit derivative hedges		Credit derivative hedges
	Protection Bought	Protection Sold	Protection Bought	Protection Sold
Notionals
Single-name credit default swaps	5,672	4,383	5,073	5,488
Index credit default swaps	14,931	15,860	9,171	10,113
Total return swaps	—	1,952	—	1,475
Credit options	—	—	—	—
Other credit derivatives	—	—	159	—
Notionals Total	20,603	22,196	14,403	17,076
Fair Values
Positive fair value (asset)	174	212	166	377
Negative fair value (liability)	(337)	(33)	(418)	(124)
The main variation during 2024 was due to new transactions in indexed CDS.
Additionally, as of December 31, 2024, and December 31, 2023 the Group did not have any credit derivatives used in intermediation activities as hedges.
4.2.6.3.CVA charge requirements
Article 439 h) CRR
The CVA surcharge in Capital refers to the additional capital requirements to cover unexpected losses due to credit valuation adjustments, for which there are two approaches:
•Standardised Approach (Art. 384 CRR): application of a standard regulatory formula. The formula applied is an analytical approximation to the calculation of the CVA VaR by supposing that the counterparty spreads depend on a single systematic risk factor and on its own idiosyncratic factor, both variables distributed by independent normal distributions, assuming a 99% confidence level.
•Advanced Approach (Art 383 CRR): based on the market risk VaR methodology, which requires a calculation of the “CVA VaR”, assuming the same confidence level (99%) and time horizon (10 days), as well as a stressed scenario. As of December 31, 2024 and as of December 31, 2023, the Group has no surcharge for CVA calculated under the advanced approach.

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Procedures for calculating the valuation adjustments and reserves
The fair value of liabilities should reflect the entity's default risk, which includes, among other components, its own credit risk. Taking this into account, the Group makes valuation adjustments for credit risk in the estimates of the fair value of its assets and liabilities.
These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same master agreement), in which BBVA has exposure.
Credit Valuation Adjustment (hereinafter “CVA”) and Debit Valuation Adjustments (hereinafter “DVA”) are included in the valuation of derivatives, both assets and liabilities, to reflect the impact on the fair value of the counterparty credit risk and its own, respectively. The Group incorporates in its valuation, for all exposures classified in any of the categories valued at fair value, both the counterparty credit risk and its own. In the trading portfolio, and in the specific case of derivatives, credit risk is recognized through such adjustments.
As a general rule, the calculation of CVA is the sum of the expected positive exposure in time t, the probability of default between t-1 and t, and the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the sum of the expected negative exposure in time t, the probability of default of BBVA between t-1 and t, and the Loss Given Default of BBVA. Both calculations are performed throughout the entire period of potential exposure.
The calculation of the expected positive and negative exposure is done through a Montecarlo simulation of the market variables involved in all trades’ valuation under the same legal netting set.
The information needed to calculate the probability of default and the loss given default of a counterparty comes from the credit markets. The counterparty’s Credit Default Swaps are used if liquid quotes are available. If a market price is not available, BBVA has implemented a mapping process based on the sector, rating and geography of the counterparty to assign probabilities of default and loss given default calibrated directly to market.
An additional adjustment for Own Credit Adjustment (hereinafter "OCA") is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9.
The credit valuation adjustments in million euros as of December 31, 2024 and as of December 31, 2023 are shown below:

Table 43. EU CCR2 - CVA Capital Charge (Million Euros)

	12-31-2024		12-31-2023
	Exposure value	RWA	Exposure value	RWA
Total portfolios subject to the advanced method	—	—	—	—
(i) VaR component (included 3x multiplier)		—		—
(ii) SVaR component (included 3x multiplier)		—		—
All portfolios subject to the standardised method	7,057	1,307	6,225	1,429
Portfolios subject to alternative approach (based on original exposure method)	—	—	—	—
Total subject to the CVA capital charge	7,057	1,307	6,225	1,429
As of December 31, 2024, BBVA calculates the capital requirements for credit valuation adjustment (CVA) according to the standard method described in Part Three, Title VI of the CRR in accordance with Regulation (EU) 2019/876.
The value of the exposure used to calculate the CVA capital requirements is calculated in accordance with the standardized method for counterparty credit risk.

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The variations in terms of RWA during 2024 are presented below:

Table 44. Flow statements CVA RWA (Million Euros)

CVA
RWA as of December 31, 2023	1,429
Asset size	(72)
Foreign exchange movements	(50)
Other	—
RWA as of December 31, 2024	1,307
As of December 31, 2024, the risk weighted assets per CVA decreased by €72 million, in constant terms, evolving with the value of the derivatives portfolio.

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4.2.6.4.Exposure to central counterparty clearing houses
Article 439 i) CRR
The following table presents a complete overview of the exposure to central counterparty clearing houses by type of exposure (arising from transactions, margins, or contributions to the default fund) and their corresponding capital requirements:

Table 45. EU CCR8 - Exposures to CCPs (Million Euros)

	12-31-2024		12-31-2023
	EAD post CRM	RWA	EAD post CRM	RWA
Exposures to QCCPs (total)		150		285
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	1,489	32	58,538	174
(i) OTC Derivatives	417	11	332	9
(ii) Exchange-traded derivatives	81	2	49	1
(iii) Securities financing transactions (SFTs)	991	20	58,157	164
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	1,702		1,626
Non-segregated initial margin	116	9	563	41
Pre-funded default fund contributions	421	108	208	70
Unfunded default fund contributions	699	—	398	—
Exposures to non-QCCPs (total)		257		441
Exposures for trades at non-QCCPs (excluding initial margin and default to contributions); of which	1,138	206	2,692	410
(i) OTC Derivatives	19	2	27	2
(ii) Exchange-traded derivatives	1,119	204	2,665	407
(iii) Securities financing transactions (SFTs)	—	—	—	—
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	—		—
Non-segregated initial margin	187	50	20	29
Pre-funded default fund contributions	—	1	2	2
Unfunded default fund contributions	—	—	—	—
As of December 31, 2024, exposures to central counterparties show an apparent reduction in the value of the credit exposure compared to December 2023. As a result of the on-balance sheet netting of related assets and liabilities, the netted positions are presented net. The impact on RWA of changes over the period is very small.

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4.2.7.Information on securitisation
4.2.7.1.General characteristics of securitisation
4.2.7.1.1.Purposes of securitisation
Article 449 a), b) CRR
EU SECA a), b)
The Group’s current securitisation policy considers a recurrent issuance program with a deliberate diversification of securitised assets that adjusts their volume to the Bank’s capital requirements and to market conditions.
This program is complemented by all the other finance and capital instruments, thereby diversifying the need to resort to wholesale markets.
The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorisations obtained directly from the Board of Directors or from the Executive Committee.
The main objective of securitisation is to serve as an instrument for the efficient management of the balance sheet, mainly as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitisation instruments, such as the freeing up of regulatory capital by transferring risk, and the freeing of potential excess over the expected loss, as long as the volume of the first-loss tranche and risk transfer allow it.
In accordance with the STS (Simple, Transparent and Standardized) securitisation framework, the Group does not take into account the STS classification when selecting the portfolios to be securitised.
Main risks exposed in securitisation operations.
1.Default risk
It is the risk that the debtor does not pay the assumed contractual obligations by the due date and in the correct manner (for example, potential non-payment of instalments).
In the particular case of securitisation, the entities provide information to investors on the situation of the securitised loan portfolio. In this respect, it is worth noting that transactions transferred to the Securitisation Fund do not include defaults, or at most, if there is one, in no case do they exceed 30 days of non-payment, demonstrating the high quality of securitised transactions. The rating agencies take this element closely into account when analysing the credit risk of transactions.
BBVA monitors the changes in these indicators with the aim of establishing specific action plans in the different products, in order to correct any deviations that are leading to a deterioration in credit quality.
In order to monitor these indicators, monthly, and in some cases, daily information is available. It includes flows of additions, recoveries, irregular investments and non-performing loans. The information is obtained through different applications and reports prepared in the Risk area.
BBVA’s policy of recovery for impaired loans consists of defining an operating system that allows a speedy and efficient correction of the irregular situation. It is based on a highly personalised management, with a key role being played by the Recovery Manager and his close and ongoing relationship with the debtor.
The main guarantee is always mortgage on the asset subject of the transaction, or on the main residence. In addition, there are frequent personal guarantees issued by the holders of the loan or the guarantors, which reinforce the repayment of the debt and quality of the risk. The rights to collection before insurance companies are also subrogated in favour of the Bank in cases where there is damage to the mortgaged building due to fire or other duly stipulated causes.
2.Early repayment risk
This derives from the potential total or partial prepayment by the debtor of the amounts corresponding to the (fully or partially) securitised loans, which could imply that the maturity of the securitisation bonds calculated at the time of the issue is shorter than the maturity of the loans transferred to the Fund.
This risk is mainly due to the variations of market interest rates, but despite its importance it is not the only determining factor; to this have to be added other more personal elements, such as inheritance, divorce, change of residence, etc.
In the specific case of the Group’s securitisations, this risk is very limited, as the maturity date of the securitisation Bonds is set according to the maturity of the last loan of the securitised portfolio.
3.Liquidity risk
At times it is noted that a possible limited liquidity of the markets in which the Bonds are traded could constitute a risk derived from the securitisation processes.
Although an entity may not undertake contracts in the secondary market of Bonds issued by the Securitisation Fund, and thus provide liquidity to the funds, the securitisation process itself consists of converting illiquid assets that form part of the Bank’s balance sheet into

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liquid assets in the form of securitisation Bonds, which give the possibility of trading and transferring them in a regulated market. This would not be the case if they were not subject to the securitisation process.
In addition, understanding liquidity risk as the possible time mismatch between the maturities of the collections generated by the loans and the payments the Bonds originate, BBVA has not so far made any securitisation issues in which there is a divergence between collections and payments. The entities that have programs for debt security issues, in which this risk is typically present, mitigate it with the use of liquidity lines that are included in the structure of the Fund.
4.2.7.1.2.Functions performed by the securitisation process and degree of involvement
Article 449 a) CRR
EU SECA a)
The Group’s involvement degree in its securitisation funds is not usually restricted to the mere role of assignor and administrator of the securitised portfolio.

CEDANT
Sale of loans
Bond suscription
LOANS
Repayments and interest
INTEREST-RATE SWAP
Bond interest rate + Margin + Administrator's commission
Loan interest
SUBORDINATED LOAN
FR Financing
Principal and interest repayment
EXPENSES LOAN
Financing initial cost
SPV
(Issuer)
Principal and interest repayment
Fees
LOAN ADMINISTRATOR
Fees
PAYMENT AGENT
Variable fees
FINANCIAL INTERMEDIARY
Fees
EUROPEA DE TITULIZACIONES SGFT
Interest repayment
Principal repayment
Nominal bond value
OFFERED TO INVESTORS
CLASS A1
CLASS A2
CLASS A3
CLASS B
CLASS C

As seen in the above chart, the Group has usually taken additional roles such as:
•Payment Agent.
•Provider of treasury account.
•Provider of the subordinated loan and of the financing of initial costs, being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.
•Administrative agent of the securitised portfolio.
The Group has not assumed the role of sponsor of securitisation originated by third-party institutions.
The Group’s balance sheet maintains the first-loss tranches of all securitisation that has been carried out.
It is worth noting that the Group has maintained a consistent line on generating securitisation operations since the credit crunch, which began in July 2007.
In addition, the Group has performed various Synthetic Securitisation operations to date, introducing this operation as an additional source of regulatory capital release.

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4.2.7.1.3.Methods used for the calculation of risk-weighted exposure in securitisation transactions.
Article 449 c) CRR
EU SECA c)
When securitisation positions meet the criteria for significant and effective risk transfer as defined by Articles 244 and 245 of Regulation 2017/2401, under the securitisation framework set in Regulation 2017/2402, the Group calculates the capital requirements of these securitisations by applying the following methods, which apply to both originated securitisations and investment positions in securitisation funds originated by third parties:
•IRBA method (Article 259): When according to the securitisation features, all information on the underlying loans of the securitised portfolio is accessible, and at least for 95% of the loans the risk weights are calculated under IRB approach.
•SA method (Article 261): When information is available on the underlying loans of the securitised portfolio, but the threshold of 95% of the loans under the IRB approach is not reached.
•ERBA method (Article 263): When information on the underlying securitisation loans is not accessible, and it is necessary to use external rating data.
4.2.7.1.4.Transfer of risk in securitisation activities and criteria for recognition of gains on sales
Article 449 g) CRR
EU SECA g)
The Group considers that the risks and benefits of the securitisations are substantially retained if the subordinated bonds are held and/or if subordination funding has been granted to those securitisation funds, which means that the credit loss risk of the securitised assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.
In addition, the Group recognizes the gains on sales of securitised assets when they are derecognised from the balance sheet, which implies to comply with the substantial transfer of risks and benefits requirements described above.
The result will be recognised in the income statement and calculated as the difference between the carrying amount and the sum of the amount received, including any new asset received minus liabilities assumed.
When the amount of the transferred financial asset matches the total amount of the original financial asset, the new financial assets, financial liabilities and service-delivery liabilities, which, if any, arise as a result of the transfer, shall be recorded at fair value..
4.2.7.2.Securitisation exposure in the banking and trading book
Article 449 b), j) CRR
EU SECA b)
The Group has carried out seven securitisations in 2024, four of them in cash or traditional format and the other in synthetic securitisation format. The most of them with risk transfer, excluding two cash operations.
The first couple of them in March, from a portfolio of Consumer loans portfolio (BBVA Consumo 13 FT) amounting to €2 billion, the other one, for an amount of 1,400 million euros (BBVA Vela Hipotecario 2024-1 FT), a synthetic securitisation on a portfolio of mortgage loans. In May, the third securitisation (BBVA Consumer 2024-1) for an amount of 800 million euros, on a portfolio of Consumer loans. In June, the fourth one (BBVA RMBS 23 FT), securitization of a portfolio of mortgage loans for an amount of 5,400 million euros. And, in September (BBVA Consumer Auto 2024-1), securitization of Consumer loans for an amount of 1,000 million of euros. During the Q4 the last two securitisations where carried out. A synthetic securitization on a portfolio of loans from Corporates for an amount of 2,000 million euros (BBVA Verano IV Corporate Loans 2024) and, the second (BBVA Vela Corporate 2024-1), in the same format, on a portfolio of loans to Companies and Corporates for an amount of 3,000 million euros.
Given that there is no risk transfer for the BBVA Consumo 13 FT and for BBVA RMBS 23 FT securitisation, these two operations are not included in the securitisation framework defined by the CRR, the calculation of its risk-weighted assets are based on the underlying loans.
Table EU SEC1 below shows the exposure to securitisations of the banking book, broken down by type of underlying asset, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and investment). In the "Bank acts as originator" block, the figures presented in the total columns are the total securitised amounts, obtained as the sum of the amount corresponding to the first loss tranche, and those with risk transfer:

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Table 46. EU SEC1 - Securitisation exposures in the banking book (Million Euros. 12-31-2024)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	1,037	1,037	—	—	8,550	8,550	9,586	—	—	—	—	21	605	—	626
Retail (total)- of which	1,037	1,037	—	—	1,802	1,802	2,838	—	—	—	—	21	2	—	23
Residential mortgage	—	—	—	—	1,173	1,173	1,173	—	—	—	—	—	2	—	2
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	1,037	1,037	—	—	629	629	1,666	—	—	—	—	21	—	—	21
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	6,748	6,748	6,748	—	—	—	—	—	603	—	603
Loans to corporates	—	—	—	—	6,735	6,735	6,735	—	—	—	—	—	603	—	603
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	13	13	13	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

EU SEC1 - Securitisation exposures in the banking book (Million Euros. 12-31-2023)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	422	422	—	—	3,599	3,599	4,022	—	—	—	—	47	302	—	350
Retail (total)- of which	422	422	—	—	976	976	1,398	—	—	—	—	47	302	—	350
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	422	422	—	—	976	976	1,398	—	—	—	—	47	299	—	346
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	2,624	2,624	2,624	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	2,606	2,606	2,606	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	17	17	17	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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The EU SEC2 table below shows the amounts in terms of net positions of the securitisation positions in the trading book, broken down by type of underlying asset of the securitization, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and investment):

Table 47. EU SEC2 - Securitisation exposures in the trading portfolio (Million Euros. 12-31-2024)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	—	—	—
Retail (total) - of which	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.

EU SEC2 - Securitisation exposures in the trading portfolio (Million Euros. 12-31-2023)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	3	—	3
Retail (total) - of which	—	—	—	—	—	—	—	—	—	3	—	3
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	3	—	3
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.

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The securitisation positions in the trading book have been stable along 2024.

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4.2.7.3.Securitisation – Group acting as originator
4.2.7.3.1.Rating agencies used
Article 449 h) CRR
EU SECA h)
The external credit assessment institutions (ECAI) involved in the rating of those securitisations originated by the Group which fulfill the criteria of risk transfer and falling within the securitisation solvency framework are, generally, Fitch, Moody’s, S&P, and DBRS. The types of securitisation exposure for which each agency is used are, with no differentiation between the different agencies, all the asset types that tend to be used as residential mortgage loans to Corporates and SMEs, consumer finance and autos and leasing.
In all the securitisation funds, the agencies have assessed the risk of the entire issuance structure:
•Awarding ratings to all bond tranches.
•Establishing the volume of the credit enhancement.
•Establishing the necessary triggers (early termination of the restitution period, pro-rata depreciation of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).
For each issue, in addition to the initial rating, the agencies carry out regular quarterly monitoring.
4.2.7.3.2.Positions in securitisation originated by the Group
Article 449 k).i) CRR
The table below shows the EAD and RWA of securitisation positions originated by the Group in the banking book, broken down by type of securitised exposure, tranches and risk weight ranges and their corresponding capital requirements as of December 31, 2024 and as of December 31, 2023.

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Table 48. EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (Million Euros. 12-31-2024)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	9,113	449	4	—	22	9,565	—	—	22	1,087	—	—	—	87	—	—	—
Traditional Securitisation	589	444	4	—	—	1,037	—	—	—	163	—	—	—	13	—	—	—
Of which Securitisation	589	444	4	—	—	1,037	—	—	—	163	—	—	—	13	—	—	—
Of which retail underlying	589	444	4	—	—	1,037	—	—	—	163	—	—	—	13
Of which STS	589	444	4	—	—	1,037	—	—	—	163	—	—	—	13
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	8,523	5	—	—	21	8,528	—	—	21	925	—	—	—	74	—	—	—
Of which Securitisation	8,523	5	—	—	21	8,528	—	—	21	925	—	—	—	74	—	—	—
Of which retail underlying	1,795	—	—	—	7	1,795	—	—	7	238	—	—	—	19	—	—	—
Of which wholesale	6,729	5	—	—	15	6,733	—	—	15	687	—	—	—	55	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (Million Euros. 12-31-2023)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	3,991	30	—	—	—	4,021	—	—	—	434	—	—	—	35	—	—	—
Traditional Securitisation	392	30	—	—	—	422	—	—	—	47	—	—	—	4	—	—	—
Of which Securitisation	392	30	—	—	—	422	—	—	—	47	—	—	—	4	—	—	—
Of which retail underlying	392	30	—	—	—	422	—	—	—	47	—	—	—	4
Of which STS	392	30	—	—	—	422	—	—	—	47	—	—	—	4
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	3,599	—	—	—	—	3,599	—	—	—	387	—	—	—	31	—	—	—
Of which Securitisation	3,599	—	—	—	—	3,599	—	—	—	387	—	—	—	31	—	—	—
Of which retail underlying	976	—	—	—	—	976	—	—	—	98	—	—	—	8	—	—	—
Of which wholesale	2,624	—	—	—	—	2,624	—	—	—	289	—	—	—	23	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

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In the case of securitisations where the Group acts as originator, the variation of the requirements in 2024 is explained by the securitisations mentioned above which complied with the risk transfer requirements set in the applicable regulatory provision. The net effect on the Group's RWA by changing the capital consumption of the underlying assets under the credit risk framework to the capital consumption under the securitisation framework is a reduction of approximately €3,720 million.
4.2.7.3.3.Breakdown of securitised positions by type of asset
Article 449 l) CRR
The table below shows the outstanding amount, non-performing exposures and impairment losses recognised in the period by underlying assets of originated securitisation operations which meet the risk transfer criteria, broken down by asset type as of December 31, 2024 and as of December 31, 2023.

Table 49. EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments (Million Euros)

	12-31-2024			12-31-2023
	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)
Total	37,983	591	—	35,673	403	—
Retail exposure	29,782	515	—	30,223	399	—
Residential mortgage	22,272	272	—	23,287	242	—
Credit card	—	—	—	—	—	—
Other retail exposures	7,510	243	—	6,936	157	—
Re-securitisation	—	—	—	—	—	—
Wholesale exposure	8,202	76	—	5,449	4	—
Loans to corporates	6,639	66	—	2,805	—	—
Commercial mortgage	—	—	—	—	—	—
Lease and receivables	1,562	10	—	2,645	4	—
Other wholesale	—	—	—	—	—	—
Re-securitisation	—	—	—	—	—	—
(1) Negative amounts indicate an increase in credit risk adjustments during the period.
The above table includes balances of all securitised exposures, regardless of whether they meet the risk transfer criteria.
The balance of defaulted exposures of securitisations with risk transfer has not increased significantly during 2024.
The following table shows the outstanding balance corresponding to the underlying assets of securitisation originated by the Group, which do not meet the risk transfer criteria, and which, therefore, are not included in the securitisation framework, but rather for which the capital calculation of the exposure is carried out as if it had not been securitised:

Table 50. Outstanding balance corresponding to the underlying assets of the Group's originated securitisations, in which risk transfer criteria are not fulfilled (Million Euros)

	Outstanding amount
Type of asset	2024	2023
Commercial and residential mortgages	20,952	23,287
Credit cards	—	—
Financial leasing	1,526	2,597
Lending to corporates and SMEs	—	35
Consumer finance	4,039	4,122
Receivables	—	—
Securitisation balances	—	—
Mortgage-covered bonds	—	—
Others	—	—
Total	26,517	30,041
In 2024 the balance has been reduced as a result of the amortisation of the underlying loans.

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4.2.7.4.Securitisation - Group acting as investor
Article 449 k).ii) CRR
The amounts in terms of EAD and RWA of the securitisation positions of the banking book where the Group acts as investor are shown below, broken down by type of underlying asset, tranches and risk weight bands that correspond to the securitisations and their corresponding capital requirements at December 31, 2024 and December 31, 2023.

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Table 51. EU SEC4 - Securitisation exposures in the banking book and associated capital requirements – bank acting as investor (Million Euros. 12-31-2024)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	369	257	—	—	—	—	626	—	—	—	125	—	—	—	10	—	—
Traditional Securitisation	369	257	—	—	—	—	626	—	—	—	125	—	—	—	10	—	—
Of which Securitisation	369	257	—	—	—	—	626	—	—	—	125	—	—	—	10	—	—
Of which retail underlying	13	9	—	—	—	—	23	—	—	—	4	—	—	—	—	—	—
Of which STS	13	7	—	—	—	—	21	—	—	—	3	—	—	—	—	—	—
Of which wholesale	355	248	—	—	—	—	603	—	—	—	121	—	—	—	10	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.

PILLAR 3 2024	4. RISK	P. 157

EU SEC4 - Securitisation exposures in the banking book and associated capital requirements – bank acting as investor (Million Euros. 12-31-2023)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Traditional Securitisation	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which Securitisation	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which retail underlying	275	75	—	—	—	—	350	—	—	—	68	—	—	—	5	—	—
Of which STS	47	—	—	—	—	—	47	—	—	—	7	—	—	—	1	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.2 of this report.
In 2024 there was no relevant variations in securitisation exposures, when the Group acts as an investor.

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4.2.8. Hedging and risk reduction policies. Supervision strategies and processes
Article 435 (1) d) CRR
EU OVA g)
In certain cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.
The policy of accepting risks is therefore organized into three different levels in the BBVA Group:
–analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds;
–the constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and
–assessment of the repayment risk (asset liquidity) of the guarantees received.
This is carried out through a prudent risk policy that consists of the analysis of the financial risk, based on the capacity for reimbursement or generation of resources of the borrower, the analysis of the guarantee, assessing, among others, the efficiency, the robustness and the risk, the adequacy of the guarantee with the operation and other aspects such as the location, currency, concentration or the existence of limitations. Additionally, the necessary tasks for the constitution of guarantees must be carried out - in any of the generally accepted forms (collaterals, personal guarantees and financial hedge instruments) - appropriate to the risk assumed.
The procedures for the management and valuation of collateral are set out in the corporate general policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.
The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.
The valuation of the collateral is taken into account in the calculation of the expected losses. The Group has developed internal models to estimate the realization value of the collaterals received, the time that elapses until then, the costs for their acquisition, maintenance and subsequent sale, from real observations based on its own experience. This modeling is part of the LGD estimation processes that are applied to the different segments, and is included within the annual review and validation procedures.
The following is a description of the main types of collateral for each financial instrument class:
–Debt instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).
–Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
–Financial assets at amortized cost:
a.Loans and advances to credit institutions: These usually have the counterparty’s personal guarantee or pledged securities in the case of repos.

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b.Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds or insurances).
c.Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.
–Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.
4.2.9.Information on credit risk mitigation techniques
4.2.9.1.Hedging based on on-balance sheet and off-balance sheet netting
Article 453 a) CRR
EU CRC a)
Within the limits established by the netting rules in each operating country, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) by including the netting of off-balance sheet transactions.
The specific clauses of each agreement determine the transactions subject to netting.
The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (mark to market plus add-on).
As pointed out above, financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognised amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.
4.2.9.2.Hedging based on collateral
4.2.9.2.1.Management and valuation policies and procedures
Article 453 b) CRR
EU CRC b)
The procedures for management and valuation of collateral are included in the Specific Collateral Rules, or in the Policies and Procedures for Retail and Wholesale Credit Risk.
These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.
Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the debtor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the debtor’s circumstances render them unable to meet their obligations.
The valuation of collaterals is carried out in a rigorous and prudent manner, with the necessary information to determine it and with extreme caution in the use of appraisal values and any other type of valuation by independent experts. At the time of granting credit, unless local regulations provide for a shorter term, individual appraisals / independent expert appraisals must be available for a maximum age of one year in new origination proposals or that imply an increase in the amount over the existing risk; and three years in proposals on existing risk such as subrogations, forbearance, financing of assets on the group's balance sheet, etc. In the case of non-performing assets, as well as in restructuring and refinancing, the appraisal review period will be twelve months.
The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.
Random or rotating case assignment processes must be established to ensure the independence in the activity of the professionals or companies in charge of the appraisal with respect to the credit originating units. The valuation of non-real estate guarantees will also be carried out considering the general principles of prudence and rigour. Similarly, the independence and objectivity of the valuations is a critical factor that must be guaranteed through the use of external sources or the value contrast with them. Given the heterogeneity of this type of guarantees, in general the validity of the valuations must be ensured through documentation (for example, pro-forma invoices for movable property, certificates of deposits) or through consultation processes of market values (eg. in securities accounts, investment funds).
With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with

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local regulations that govern the level of customer loyalty and dependence on the Group, along with related processes. These valuations will be updated by statistical methods, indices or appraisals of goods, consultation of internal and external sources, etc. which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.
For the validation of the collaterals, the Legal Services, support in the formalisation process ensuring that the requirements are met so that the guarantees are duly established in the corresponding jurisdiction. The guarantees are required to be included in the corresponding policies, duly guarded and registered in the official formats and bodies established, in order to fully preserve their recovery effectiveness. In general, these policies must include the general circumstances of the guarantees, the description of the assets that act as collateral, the obligations and rights of the parties involved and the related insurance.
Additionally, a critical review of the valuation is carried out, focusing in particular on aspects such as its understandability, the prudence of the assumptions and the clear and reasonable identification of other comparable properties used as a reference to determine the appraised value. In the wholesale sphere, the possibility of carrying out a due diligence will be considered when the risk or complexity of the operation so requires.
4.2.9.2.2.Types of collateral
Article 453 c) CRR
EU CRC c)
As collateral for the purpose of calculating bank capital, the Group uses the hedging established in the solvency regulations. The following are the main types of collateral available in the Group:
•Mortgage Guarantees: The collateral is the property upon which the loan is arranged.
•Financial guarantees: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulation.
◦Cash deposits, deposit certificates or similar instruments.
◦Debt securities issued for the different categories.
◦Shares or convertible bonds.
•Other goods and rights used as a real collateral: The following property and rights are considered acceptable as collateral as per Article 200 of the solvency regulation.
◦Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favour of the latter.
◦Life insurance policies pledged in favour of the lending credit institution.
◦Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.
4.2.9.3.Hedging based on personal guarantees
Article 453 d) CRR
EU CRC d)
According to the solvency regulations, unfunded credit protection consists of personal guarantees, including those arising from credit insurance, that have been granted by the providers of protection defined in Articles 201 and 202 of the solvency regulation.
In the category of Retail exposure under the advanced measurement approach, unfunded credit protection impacts the PD and does not reduce the amount of the credit risk in EAD.
4.2.9.4.Amount of the credit risk mitigation
Article 453 f), g) CRR
This section shows the amounts of credit risk mitigation techniques.
In line with the EBA standards published in June 2020 (EBA/ITS/2020/04), the following table shows the book value of secured and unsecured exposures, including all guarantees recognised for accounting purposes, regardless of their use for capital purposes.

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Table 52. EU CR3 - CRM techniques - overview (Million Euros. 12-31-2024)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees(2)	Exposures secured by credit derivatives
Total Loans	284,378	201,433	144,844	56,589	—
Total debt securities	96,582	—	—	—
Total exposures	380,960	201,433	144,844	56,589
Of which: non performing	2,137	4,715	3,562	1,153	—
Of which: defaulted	2,137	4,715	3,562	1,153	—
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.

EU CR3 - CRM techniques - overview(*) (Million Euros. 12-31-2023)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees(2)	Exposures secured by credit derivatives
Total Loans	280,077	189,609	136,148	53,462	—
Total debt securities	88,816	—	—	—
Total exposures	368,893	189,609	136,148	53,462
Of which: non performing	2,037	5,268	4,042	1,226	—
Of which: defaulted	2,037	5,268	4,042	1,226	—
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.
During 2024, a non significant variation has been observed in the coverage level, which reached as of December 31, 2024 a percentage of 35%, slightly higher than 2023 (34%).
The breakdown of the specific credit mitigation techniques used in the IRB credit risk approach is below.

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Table 53. EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques (Million Euros. 12-31-2024)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
Exposure class				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporates	12,283	—	—	—	—	—	—	—	—	—	—	—	12,155	8,225
Of which Corporates – SMEs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Specialised lending	12,283	—	—	—	—	—	—	—	—	—	—	—	12,155	8,225
Of which Corporates – Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total FIRB	12,283	—	—	—	—	—	—	—	—	—	—	—	12,155	8,225
Central governments and central banks	14,244	—	—	—	—	—	—	—	—	—	—	—	1,859	1,187
Institutions	24,021	1.30%	0.79%	0.57%	—	0.22%	—	—	—	—	—	—	15,783	7,062
Corporates	170,307	0.50%	6.44%	2.99%	0.16%	3.30%	—	—	—	—	—	—	139,860	92,768
Of which Corporates – SMEs	19,611	1.22%	27.86%	14.30%	0.91%	12.65%	—	—	—	—	—	—	33,906	18,700
Of which Corporates – Specialised lending	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Other	150,696	0.40%	3.66%	1.51%	0.06%	2.08%	—	—	—	—	—	—	105,954	74,068
Retail	101,392	0.03%	62.93%	62.06%	—	0.87%	—	—	—	—	—	—	59,216	42,546
Of which Retail – Immovable property SMEs	820	—	91.36%	90.98%	—	0.38	—	—	—	—	—	—	2,314	1,659
Of which Retail – Immovable property non-SMEs	67,994	—	92.24%	91.25%	—	0.99%	—	—	—	—	—	—	14,755	14,104
Of which Retail – Qualifying revolving	16,078	—	—	—	—	—	—	—	—	—	—	—	30,418	17,027
Of which Retail – Other SMEs	3,624	0.71%	9.17%	3.52%	—	5.65%	—	—	—	—	—	—	4,025	2,099
Of which Retail – Other non-SMEs	12,877	0.02%	0.02%	0.01%	—	0.01%	—	—	—	—	—	—	7,705	7,658
Total AIRB	309,964	0.38%	24.19%	21.98%	0.09%	2.11%	—	—	—	—	—	—	216,719	143,562

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EU CR7-A - IRB approach – Disclosure of the extent of the use of CRM techniques (Million Euros. 12-31-2023)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
Exposure class				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporates	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Of which Corporates – SMEs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Specialised lending	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Of which Corporates – Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total FIRB	7,356	—	—	—	—	—	—	—	—	—	—	—	7,475	5,809
Central governments and central banks	10,974	—	—	—	—	—	—	—	—	—	—	—	1,585	1,247
Institutions	20,302	1.60%	0.61%	0.51%	—	0.10%	—	—	—	—	—	—	13,350	5,587
Corporates	157,311	0.26%	5.18%	2.41%	0.09%	2.68%	—	—	—	—	—	—	130,311	86,724
Of which Corporates – SMEs	17,874	0.95%	22.49%	11.38%	0.62%	10.49%	—	—	—	—	—	—	35,253	17,811
Of which Corporates – Specialised lending	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Corporates – Other	139,436	0.18%	2.96%	1.26%	0.03%	1.68%	—	—	—	—	—	—	95,058	68,914
Retail	101,439	0.03%	61.37%	61.17%	—	0.20%	—	—	—	—	—	—	63,056	45,164
Of which Retail – Immovable property SMEs	888	—	89.76%	89.76%	—	—%	—	—	—	—	—	—	2,548	1,844
Of which Retail – Immovable property non-SMEs	68,511	—	89.24%	89.22%	—	0.03%	—	—	—	—	—	—	16,455	15,721
Of which Retail – Qualifying revolving	15,886	—	—	—	—	—	—	—	—	—	—	—	32,017	17,710
Of which Retail – Other SMEs	3,179	0.89%	9.95%	4.05%	—	5.90%	—	—	—	—	—	—	3,997	1,902
Of which Retail – Other non-SMEs	12,976	—%	0.02%	0.01%	—	0.01%	—	—	—	—	—	—	8,040	7,988
Total AIRB	290,025	0.26%	24.32%	22.74%	0.05%	1.53%	—	—	—	—	—	—	208,302	138,722

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The table includes all collaterals meeting the eligibility criteria for solvency purposes, and have an effect on EAD or other parameters such as LGD in the case of credit risk exposures under internal models (IRB).
Currently, the Group does not use credit derivatives as a credit risk mitigation technique, so the EU CR7 table “IRB Approach - Effect on RWA of credit derivatives used as credit risk mitigation techniques” is not applicable.
4.2.9.5.Risk concentration
Article 453 e) CRR
EU CRC e)
BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a concentration risk, with the aim of ensuring their alignment with the risk appetite framework defined in the Group.
Particularly, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios, wholesale sectors and geographies.
A quarterly measurement and monitoring process has been established for reviewing concentration risk.
The main measures to prevent risk concentration in BBVA are:
•At both the Group level and the subsidiaries belonging to the banking group, the information of customers (groups) that hold the largest exposures (greater than 10% of fully loaded Tier1; in the subsidiaries their level of own funds are used) is available. If a customer presents a concentration that exceeds the thresholds, the reasonableness of maintaining this exposure must be justified, or the measures to reduce the exposure be explained (for example, cancellation of risk) in writing every year.
•As an additional support to management, the portfolio concentration is calculated using the Herfindahl index. To date, the concentration at Group level is “very low”.
•The credit risk mitigation does not have a significant impact on the Group’s large exposures, being used solely as a mechanism for mitigating intra-group risk (“standby letters of credit” issued by BBVA in favor of the banking Group’s subsidiaries).
•The concentration to different industries is calculated based on the risk aggregation by economic activity. BBVA uses a classification that groups activities into 15 sectors. All of them are under the acceptable thresholds at the Group level.
•In retail portfolios, the analysis is carried out at subportfolio level (mortgages and non-mortgage retail). Both are below the acceptable thresholds at the Group level.

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4.3.Market Risk
4.3.1.Scope and nature of the market risk measurement and reporting systems
Article 435 (1) a), b), c), d) CRR
EU MRA a), b), c)
Market risk is the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets.
The scope of market risk in the Group's trading portfolios is mainly defined by the portfolios originated by Global Markets valued at fair value and maintained for the purpose of trading and generates short term results. The market risk in the banking book is clearly delimited and separated in the structural risk of interest and credit spread, exchange rate and equity, which are broken down in section 4.4.
The main market risks can be classified into the following groups:
–Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.
–Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.
–Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.
–Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.
–Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.
The metrics developed to control and monitor market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
A management scheme is designed to encourage the creation of geographically, individually and sectorally diversified market portfolios, avoiding individual concentrations and concentrations of correlated risk factors, in order to achieve a distribution of capital that preserves the level of income and limits market risk losses even in stress situations. In addition, the market risk admission process is subject to robust policies and appropriate decision-making tools, as well as continuous monitoring of the evolution of activity and variations in

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market variables in order to adjust possible deviations in a timely manner.
The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on specific metrics according to market activities, (VaR (Value at Risk), economic capital, as well as stop-loss limits for each of the Group’s business units).
In addition, in Chapter 4.3.4.2 more information about the risk measurement models used in the Group, focused on internal models approved by the supervisor for BBVA S.A. and BBVA Mexico to calculate regulatory capital requirements on trading portfolios is detailed. For the other geographic areas (mainly South America and Garanti BBVA), the calculation of own funds requirements for trading portfolios is carried out using the standardised approach.
Analysis of the Group’s RWA structure shows that almost 4% corresponds to Market Risk (including structural exchange risk).
4.3.1.1.Characteristics of the risk management system
Article 435 (1) b), c) CRR
EU MRA a), b)
The Group has a risk management system in place which is appropriate for the volume of risk managed, complying with the functions set out in the Corporate Policy on Market Risk in Market Activities.
Market risk management must be based on processes and tools that integrate management models, criteria and strategies, and allow decision-making to be automated.
Likewise, the information processes necessary for the measurement, generation or maintenance of tools, engines, reporting, etc., must comply with the requirements of the regulations relating to the data, with special attention to the identification of the information activities established therein and compliance with the deliverables of each activity.
The risk units must have:
•A suitable organisation (means, resources and experience) in line with the nature and complexity of the business.
•Segregation of functions and independence in decision-making.
•Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and external (regulation, supervision, guidelines).
•The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.
•All market risk existing in the business units that carry out trading activity must be adequately identified, measured and assessed, and procedures must be in place for its control and mitigation. On this point according to the Corporate Policy on Market Risk in Market Activities each business unit has established structured limits, sublimits and early alerts having a communication circuit that establishes the responsibilities of information at different levels and actions by the risk areas and business managers.
•The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.
The BBVA Group's risk governance model is characterised by the special involvement of its corporate bodies, both in establishing the risk strategy and in the continuous monitoring and supervision of its implementation. The corporate bodies approve both the risk strategy and the general policies for the different types of risk, and the Risk area is responsible, in the management area, for implementing and developing them in all matters relating to financial risks, reporting to the corporate bodies.
The Risk Appetite statement contained in the Group's Risk Appetite Framework sets out the general principles of the Group's Risk Strategy. It also includes a statement on market risk, which establishes that the BBVA Group's market activity is mainly focused on obtaining recurring income from stable activity with customers and taking advantage of market opportunities arising from the management of books arising from customer transactions. Market risk management is aimed at achieving an adequate return on capital, maintaining a risk profile appropriate to the type of business conducted in each geographical area.

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4.3.2.Differences in the trading book under accounting and prudential regulation
EU MRB EU a)
According to the solvency regulations, trading book shall be made up of all the positions on financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this portfolio.
With respect to this portfolio, the rule also refers to the need to establish clearly defined policies and procedures.
For this purpose, regulatory trading book defined by the Group includes the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.
In accounting, Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or to generate short-term results.
4.3.3.Standardised approach
Article 445 CRR
Market risk-weighted assets under the standardised approach (including structural exchange rate risk) account for 40% of total market risk-weighted assets.
The amounts in terms of RWA and market risk capital requirements calculated by standardised approach as of December 31, 2024 and as of December 31, 2023 are below.

Table 54. EU MR1 - Market risk under the standardised approach (Million Euros)

	12-31-2024	12-31-2023
	RWA	RWA
Outright Products	5,451	5,253
Interest Rate Risk	1,575	1,486
Equity Risk	43	134
Foreign Exchange Risk	3,833	3,632
Commodity Risk	—	—
Options	—	—
Simplified approach	—	—
Delta-plus method	—	—
Scenario approach	—	—
Securitisation	1,301	1,211
Total	6,753	6,464
In 2024, capital requirements for standard market risk are mainly affected by currency fluctuations, and to a lesser extent by changes in positions subject to correlation risk in the trading portfolio (included in the “Securitization” row). Equity risk-weighted assets fell due to lower positioning in the trading equity portfolio.
4.3.4. Internal models
4.3.4.1.Scope of application
Article 455 b) CRR
For the purposes of calculating own funds requirements as approved by the supervisor, the scope of application of the internal market risk model extends to BBVA S.A. and BBVA Mexico trading activity.
As explained in the following section, most of the items on the Group’s consolidated balance sheet that are subject to market risk are positions whose principal metric used to measure their market risk is VaR.
4.3.4.2.Characteristics of the models used
Article 455 a).i), a.ii), b), c), f) CRR
EU MRB EU a), (A), (B), (C)
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
The standard metric used to measure market risk is Value at Risk (hereinafter “VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day).
This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. Additionally, for certain positions, other risks need to be considered, such as a credit spread, base, volatility or correlation risk.
With respect to the risk measurement models used in the Group, the supervisor has authorised the use of the internal model to determine the regulatory capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which together, account for around 66% of the Group’s trading book market risk at December 31, 2024 .
BBVA uses a single model to calculate the regulatory requirements by risk, taking into account the correlation between the assets and thus recognizing the diversification effect of the portfolios. The model used estimates the VaR in accordance with the “historical simulation” methodology, which involves estimating the profit and loss that would have been incurred in the current portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence.

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Absolute and relative returns are used in simulating the potential variation of the risk factors, depending on the type of risk factor. Relative returns are used in the case of equity and foreign currency; while absolute returns are used in the case of spreads and interest rates.
The decision on the type of return to apply is made according to the risk factor metric subject to variation. The relative return is used in the case of price risk factors, while for interest-rate risk factors it is absolute returns.
The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.
The VaR figures are estimated based on the VaR without smoothing methodology, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits. The VaR stress metric is obtained in an analogous way (99% percentile, with 1-day loss), with a fixed window of 1 year within the established stress period, subject to revision and being specific to each geographical area to represent its stress period.
At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:
–VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest-rate risk, exchange-rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier (between three and four) and by the square root of ten to calculate the capital charge.
–Specific Risk - Incremental Risk Capital (“IRC”): Quantification of the risks of default and changes of the credit ratings of the bond and derivative positions and debt funds with daily look-through or significant benchmark (correlation > 90%) in the trading portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one-year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.
–Specific Risk: Securitization, correlation portfolios and Investment funds without look-through. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the occurrence of a credit event in the underlying exposures. They are calculated by the standard model. The scope of the correlations portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity. Capital charge for Funds include losses associated with volatility and credit risk of the underling positions of the fund. All charges are calculated by the standard model.
The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or default of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.
Regarding the method of aggregating the capitals of the different geographies, the direct sum of the capital charges is applied without applying diversification among them.
The calculation methodology is based on the Monte Carlo simulation of the impact of defaults and rating transitions on the portfolio subject to incremental risk capital. The model defining the transition and default process of a counterparty is based on the changes in a counterparty’s credit quality. Under a one-factor Merton model, which underlies the Basel or Creditmetrics model, this credit quality will correspond to the value of the issuer’s assets, depending on a systemic factor that is common to all the issuers, and an idiosyncratic factor specific to each.
All that is needed to simulate the rating and default transition process for the issuers is to simulate the systemic factor and the idiosyncratic component. Once the underlying variable is available, the final rating can be obtained. The individual credit quality simulation of the

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issuers allows losses due to systemic risk and idiosyncratic risk to be obtained.
Transition matrices
The transition matrix used for calculation is estimated based on the external information about the rating transitions provided by the rating agencies. Specifically, the information provided by the Standard & Poor’s agency is used.
The appropriateness of using information on external transitions is justified by:
•The internal ratings for the Sovereign, Emerging Sovereign Country, Financial Institution and Corporate segments (which constitute the core positions subject to incremental risk capital) are aligned with the external ratings. By way of example, the internal rating system for financial institutions is based on an algorithm that uses external ratings.
•The rating agencies provide sufficient historical information to cover a complete economic cycle (rating transition information is available dating back to the 1981 financial year) and obtain a long-term transition matrix in the same way that long-term probabilities of default are required for the calculation of the regulatory capital for credit risk in the banking book.
This depth level of historical information is not available for the internal rating systems.
Although external data are used for determining the transitions between ratings, to establish the default, the probabilities used are assigned by the BBVA master scale, which ensures consistency with the probabilities used for the calculations of capital in the banking book.
The transition matrix is recalibrated every year, based on information on transitions provided by Standard & Poor’s. A procedure has been defined to readjust the transitions in accordance with the probability of default assigned by the master scale.
Liquidity horizons
The calculation of incremental risk capital used by BBVA explicitly includes the use of positions with a hypothesis of a constant level of risk and quarterly liquidity horizons of less than one year. The average liquidity horizon is in the range of 3-6 months.
The establishment of liquidity horizons follows the guidelines/criteria established by Basel in its guidelines for computing capital for incremental risk.
First, a criterion has been used of capacity for managing positions through liquid instruments that allow their inherent risk to be hedged. The main instrument for hedging the price risk for rating transitions and defaults is the Credit Default Swap (CDS). The existence of this hedging instrument serves as a justification for considering a short term liquidity horizon.
However, in addition to considering the existence of a liquid CDS, a distinction has to be made according to the issuer’s rating (this factor is also mentioned in the aforementioned guidelines). Specifically, between investment grade issuers or those with a rating of BBB- or above, and issuers below this limit.
According to these criteria, the issuers are mapped to standard liquidity horizons of 3, 6 or 12 months.
Correlation
The calculation methodology is based on a single-factor model, in which there is one factor common to all the counterparties. The coefficient of the model is determined by the correlation curves established by Basel for corporates, financial institutions and sovereigns based on the probability of default.
The use of the Basel correlation curve ensures consistency with the calculation of regulatory capital under the IRB approach for the positions in the banking book.
Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a given level of probability (backtesting), as well as measurements of the impact of extreme market events on the risk positions held (stress testing).
Backtesting is performed at the trading floor level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.
The current structure for market risk management includes monitoring market risk limits, which consists of a system of limits based on metrics of market activities (Value at Risk (VaR), economic capital, as well as stop-loss limits for each of the Group’s business units). The global limits are approved by the Executive Committee on an annual basis, once they have been analysed by the Global Risk Management Committee (GRMC). This limits structure is developed by identifying specific risks by type, trading activity and trading floor. The market risk unit also maintains consistency between limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.
The review of the quality of the inputs used by the evaluation processes is based on checking the data against other sources of information accepted as standard. These checks detect errors in the historical series such as repetitions, data outside the range, missing data, etc. As well as these periodic checks of the

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historical data loaded, the daily data that feed these series are subject to a data quality process to guarantee their integrity.
The choice of proxies is based on the correlation detected between the performance of the factor to be entered and the proxy factor. A Simple Linear Regression model is used, selecting the proxy that best represents the determination coefficient (R2) within the whole period for which the performance of both series is available. Next, the performance of the factor on the necessary dates is reconstructed, using the beta parameter estimated in the simple linear regression.
4.3.4.2.1.Valuation methodology and description of the independent price verification process
Articles 436 e), 455 c) CRR
EU MRB EU b)
The process for determining the fair value established in the Group seeks to ensure that financial assets and liabilities are properly recorded following the IFRS 13 principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.
These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas complying with the governance of BBVA Group's official models.
Fair value hierarchy
All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.
When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with such asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.
Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria are established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams and/or those obtained by other market participants.
The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:
–Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.
–Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2024, the affected instruments at fair value accounted for approximately 0.66% of financial assets and 0.48% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.
Full revaluation is used for most financial products at BBVA Group.

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In addition, the Group calculates Prudent Valuation Adjustments (PVA) for all instruments valued at fair value. PVA is an additional or conservative adjustment to the fair value that allows a more prudent assessment to be obtained by considering sources of risks that exist in the calculation of the fair value (uncertainty inputs, risk model, etc). A detailed breakdown of the method for calculating PVAs for the Group is below:

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Table 55. EU PV1 - Prudent Valuation Adjustments (Million Euros. 12-31-2024)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post-diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA		Of which: Total core approach in the trading book	Of which: Total core approach in the banking book
Market price uncertainty	39	109	9	3	—	11	13	92	75	17
Close-out cost	51	71	22	7	—	12	1	82	66	15
Concentrated positions	49	82	—	—	—	—	—	131	60	71
Early termination	—	—	—	—	—	—	—	—	—	—
Model risk	23	10	—	1	—	7	7	24	24	—
Operational risk	5	9	2	2	—	—	—	17	13	3
Future administrative costs	—	9	—	—	—	—	—	9	9	—
Total Additional Valuation Adjustments (AVAs)								355	248	107

EU PV1 - Prudent Valuation Adjustments (Million Euros. 12-31-2023)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post-diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA		Of which: Total core approach in the trading book	Of which: Total core approach in the banking book
Market price uncertainty	42	101	23	3	—	2	—	85	63	22
Close-out cost	107	56	29	6	—	9	—	104	90	14
Concentrated positions	47	80	—	—	—	—	—	128	52	76
Early termination	—	2	—	—	—	—	—	2	2	—
Model risk	8	7	—	1	—	11	7	17	16	1
Operational risk	7	8	3	1	—	—	—	19	15	4
Future administrative costs	—	8	—	—	—	—	—	8	8	—
Total Additional Valuation Adjustments (AVAs)								362	246	116
Total AVAs as at end of 2024 remain stable with respect to 2023.

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4.3.4.2.2.Market risk in 2024
Article 455 d), e) CRR
The Group’s market risk related to its trading portfolio remained in 2024 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2024, the average VaR was €37 million, above the figure of 2023, with a maximum level in the year reached on February 19, 2024 of €50 million. The evolution in the BBVA Group’s market risk during 2024, measured as VaR with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:
As of December 31, 2024 and 2023 the VaR was €34 million and €36 million, respectively, with the following breakdown:

Table 56. Trading Book. VaR without smoothing by risk factors (Million Euros)

VaR by risk factors	Interest-rate and spread risk	Exchange - rate risk	Equity risk	Vega / correlation risk	Diversification effect(1)	Total
December 2024
Average VaR for the period	41	7	2	6	(20)	37
Maximum VaR for the period	55	10	2	7	(23)	50
Minimum VaR for the period	33	7	2	6	(19)	28
VaR at the end of the period	37	5	2	4	(14)	34
December 2023
Average VaR for the period	36	8	2	7	(22)	31
Maximum VaR for the period	43	6	17	8	(33)	42
Minimum VaR for the period	23	9	—	9	(23)	19
VaR at the end of the period	41	6	4	8	(23)	36
(1) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

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By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 78% of the total as of December 31, 2024 (this figure includes the spread risk). The relative weight of this risk has increased 8 percentage points compared with the close of 2023. Exchange-rate risk accounted for 11% of the total risk, maintaining its weight with respect to December 2023, while equity, volatility and correlation risk has decreased, with a weight of 3% and 8% respectively, which implies a reduction of their relative weights of 3 and 5 percentage points, respectively with respect to 2023.
According to article 455, letter d) and e) of the CRR -corresponding to the breakdown of information on internal models of Market Risk-, the elements that make up the Own Funds requirements to which a reference is made in articles 364 and 365 of the CRR, are presented below.

Table 57. EU MR2-A - Market risk under the IMA (Million Euros)

	12-31-2024		12-31-2023
	RWA	Capital Requirements	RWA	Capital Requirements
VaR	2,626	210	2,764	221
Previous day's VaR		70		85
Average of the daily VaR on each of the preceding sixty business days (VaRavg) x multiplication factor		210		221
SVaR	5,472	438	3,958	317
Latest SVaR		161		109
Average of the SVaR during the preceding sixty business days (sVaRavg) x multiplication factor (mc)		438		317
Incremental risk charge - IRC	1,954	156	1,684	135
Most recent IRC value		142		119
Average of the IRC number over the preceding 12 weeks		156		135
Comprehensive Risk Measure- CRM	—	—		—
Most recent risk number for the correlation trading portfolio over the preceding 12 weeks		—		—
Average of the risk number for the correlation trading portfolio over the preceding 12 weeks		—		—
8% of the own funds requirement in SA on most recent risk number for the correlation trading portfolio		—		—
Others		—		—
Total	10,052	804	8,406	672
For more information about RWA and capital requirements under IMA, see Table 59.
The maximum, minimum and average values in the second half of the year of the metrics used in the IMA method, as well as the period-end data, are presented below:

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Table 58. EU MR3 - IMA values for trading portfolios (Million Euros)

	Second half 2024	Second half 2023
IMA values for trading portfolios
VaR (10 day 99%)
Maximum value	132	92
Average value	67	65
Minimum value	38	41
Period end	70	85
SVar (10 day 99%)
Maximum value	177	139
Average value	127	104
Minimum value	79	64
Period end	161	109
IRC (99.9%)
Maximum value	202	164
Average value	133	132
Minimum value	54	90
Period end	142	119
CRM (99.9%)
Maximum value	—	—
Average value	—	—
Minimum value	—	—
Period end	—	—
For more information about RWA and capital requirements under IMA, see Table 59.
The main changes in the market RWA, calculated using the method based on internal models are below:

Table 59. EU MR2-B - RWA flow statements of market risk exposures under the IMA (Million Euros)

	VaR	SVaR	IRC	CRM	Other	Total RWA	Total Capital Requirements
RWA September, 2024	2,599	4,796	2,573	—	—	9,968	797
Regulatory adjustments	(1,709)	(2,852)	(66)	—	—	(4,627)	(370)
RWA as of last day of September 2024	890	1,944	2,507	—	—	5,341	427
Level risk variation	—	613	(698)	—	—	(86)	(7)
Model updates	—	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—	—
Foreign Exchange movements	27	63	25	—	—	115	9
Other	—	—	55	—	—	55	4
RWA as of last day of December 2024	869	2,009	1,775	—	—	4,652	372
Regulatory adjustments	1,756	3,464	179	—	—	5,400	432
RWA December, 2024	2,626	5,472	1,954	—	—	10,052	804
In the fourth quarter of 2024, capital requirements for market risk under the internal model remained stable following the increase in VaR and SVaR capital requirements as a result of increased sensitivity and the decrease in RCI capital requirements as a result of lower sovereign positioning.
Capital requirements in BBVA S.A. decreased in December 2024 mainly due to a decrease in capital requirements per IRC as a consequence of a reduction in portfolio positions on sovereign issuers, mainly European. SVaR capital requirements increased slightly due to an increase in credit spread sensitivity.
Capital requirements in BBVA Mexico increased in December 2024 mainly due to the increase in capital requirements per SVaR, and to a lesser extent per VaR, as a consequence of the increase in the average long position in MXN rates. This increase is partially offset by the decrease in RCI capital requirements as a result of the reduction of positions in the sovereign portfolio.
The full annual series of RWA flow of market risk under the IMA is available in the editable file “Pillar 3 2024 – Tables & Annexes”.
4.3.4.2.3Stress testing
Article 455 a).iii) CRR
All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.

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A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario.
Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.
Historical scenarios
The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:
–Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.
–Increased volatility in most of the financial markets giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).
–Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Table 60. Trading Book. Impact on earnings in Lehman scenario (Million Euros)

Impact on earnings in Lehman scenario
	12-31-2024	12-31-2023
GM Europe, NY & Asia	(18)	(22)
GM Mexico	(110)	(116)
GM Argentina	(4)	(1)
GM Chile	(1)	—
GM Colombia	(2)	(2)
GM Peru	(6)	(6)
GM Venezuela	—	—
Simulated scenarios
Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze extreme market events within the selected historical window.
The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.
The main features of this approach are:
a) the generated simulations respect the correlation structure of the data
b) there is flexibility in the inclusion of new risk factors
c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).
The impact of the stress tests by simulated scenarios (Stress VaR 95% at 20 days, Expected Shortfall 97,5 % at 20 days and Stress VaR 99% at 1 day) is shown below.

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Table 61. Trading Book. Stress resampling (Million Euros. 12-31-2024)

	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected impact	(132)	(66)	(25)	—	(29)	(3)	(10)

	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20 D	97.5 20 D		99% Resampling
Total
GM Europe, NY and Asia	(92)	(132)	11/05/2010 - 10/17/2012	(31)
GM Mexico	(50)	(66)	01/02/2008 - 12/29/2009	(12)
4.3.4.2.4.Backtesting
Artículo 455 a).iv), g) CRR
Introduction

The ex-post or Backtesting validation is based on the comparison of the periodic results of the portfolio with the market risk measures from the established measurement system. The validity of a VaR model is particularly dependent on whether the empirical reality of the results does not enter into open contradiction with what is expected in the model. If the observed results were sufficiently adjusted to what was predicted by the model, it would be rated as good, and if the discrepancy were notable, revisions would be required in order to correct possible errors or modifications and to improve quality.
In order to determine whether the results have been sufficiently adjusted to the risk measurements, it is necessary to establish objective criteria, which are specified in a series of validation tests carried out with a given methodology. In establishing the most appropriate methodology, the criteria recommended by Basel have been largely followed as they are considered appropriate.
Validation test
In the comparison between results and risk measurements, a key element that is of interest is the confidence that the losses do not exceed the VaR risk measurements made more than a number of times according to the level of confidence adopted in the model. The validation test presented below, which focuses on contrasting this aspect, emphasizes that the risk measurement model is underestimating the risk that is actually being borne.
For the establishment of a hypothesis comparison test, we start from the observed results and try to infer whether there is enough evidence to reject the model (the null hypothesis that the trust of the model is established is not met).
In cases where the model functions properly, the VaR measurement indicates that the variation of the value of a portfolio in a given time horizon will not exceed the value obtained in a percentage of times determined by the level of confidence. In other words, the probability of having a loss that is higher than the VaR measurement, what is called an exception, will be 1%, and the probability that the exception will not occur will be 99%.

GREEN Zone: model acceptance zone	It is characterised as being an area in which there is a high probability of accepting a suitable model and a low probability of accepting an unsuitable model. This is defined by the set for which the accumulated probability of less than 95%, with the null hypothesis proving correct. It covers a number between zero and four exceptions.
YELLOW zone: ambiguous zone	Possible results for both a suitable and inadequate model. It begins when the accumulated probability is greater than equal to 95% (it must be less than 99.99%), with the null hypothesis proving correct. It covers a number of between five and nine exceptions.
RED zone: model rejection zone	High probability that the model is unsuitable and unlikely to reject if suitable. It is defined by the fact that the level of significance is less than 0.1% or, which is the same, the accumulated probability is greater than or equal to 99.99%, with the null hypothesis proving correct. It corresponds to a number of exceptions equal to or greater than ten.
To carry out this test it is advisable to have, at least, a one-year historical series of both results and risk estimates on a daily basis.
The criterion used is perfectly adapted to the priority of supervisory, which is to avoid situations where excess risk for which the entity is not prepared jeopardizes its survival. However, the use of risk measurements as a tool for managing positions entails a concern that the risk measurements are adjusted to the real risk on both sides: not only is there concern that the risk is being underestimated, but also that It may be overestimating.
At the end of December 31, 2024, the model is in the green zone of acceptance of the model, both in BBVA SA and BBVA Mexico.

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Backtesting results
Regulatory backtesting is made up of two types: Hypothetical Backtesting and Actual Backtesting:
•Hypothetical Backtesting is defined as the contrast of the Hypothetical P&L on the estimated VaR, the day before the performance of said result. Actual Backtesting is defined as the contrast with the Actual P&L on the same estimated VaR, the day before the performance of said result.
•Actual Backtesting was implemented and entered into force on January 1, 2013, as a result of the transposition in the national legal order through the Bank of Spain Circular 4/2011 of November 30, of the CRD III that introduces Basel 2.5 in the European Union. The results that are used for the construction of both types of Backtesting are based on the actual results of the management tools.
According to Article 369 of the CRR, the P&L used in Backtesting should have a sufficient level of granularity in order to be shown at the “top-of-house” level, differentiating between Hypothetical and Actual P&L. In addition to the above, the historical Backtesting series will include a minimum of one year.
Actual P&L
The Actual P&L contains the complete management results, including the intraday operation and the daily and non-daily valuation adjustments, discounting the results of the franchises and commissions of each day and each desk.
The valuation functions and the parameters of the valuation models used in the calculation of the Actual P&L are the same as those used in the calculation of the Economic P&L.
Hypothetical P&L
The Hypothetical P&L contains the management results without the P&L of the daily activity, it is said, excluding intraday operations, premiums, and commissions. The data is provided by the management systems and broken down by desk, in adherence with the Volcker Rule on desk distribution.
The valuation functions and the parameters assigned to the valuation models used in the calculation of the Hypothetical P&L are the same as those used in the calculation of the Actual P&L.
The P&L figures used in both Backtesting types exclude Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA) and Additional Valuation Adjustments (AVA). As well as any change in value resulting from migrations from rating to default, except those reflected in prices by the market itself, since the changes in value due to migration from rating to default are included in the Counterparty Credit Risk metrics.
Perimeter of the backtesting and internal model exceptions
The calculation scope of VaR and P&L (Hypothetical and Actual) is limited to the totality of the Trading Book portfolios of the Global Markets Internal Model of BBVA S.A. and BBVA Mexico.
All the positions belonging to the Banking Book, the portfolios under the Standardised Approach and the trading activity with Hedge Funds (this activity was excluded from the Internal Model in its original approval) are thus excluded from this scope of application.
It is considered that there is an exception at the Top of House level, when the two following circumstances concur in the same internal model and date:
•The Hypothetical P&L and/or the Actual P&L are negative.
•With an amount equal to or greater than the maximum between VaR without smoothing and VaR with smoothing calculated based on the previous day
For the purposes of calculating the number of exceptions of the Regulatory Backtesting, exceptions will only be taken into account within a mobile window of 250 consecutive Business Days at the Top of House level in each respective internal model.
At the end of December 31, 2024, there was not any exception nor in BBVA SA neither in BBVA Mexico Backtesting.

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4.4.Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses in the banking book due to adverse movements in market risk factors.
In the Group, the following types of structural risks are defined, according to their nature: interest rate risk, credit spread risk, exchange rate risk and equity risk.
The scope of structural risks in the Group excludes market risks in the trading book that are clearly delimited and separated and are part of the Market Risks category.
The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding, interest rate, credit spread, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the Risk Appetite Framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance sheet management units have a local ALCO, which is permanently attended by members of the Corporate Center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.
The GRM area acts as an independent unit, ensuring adequate separation between the management and risk control functions, and is responsible for ensuring that the structural risks in the Group are managed according to the strategy approved by the Board of Directors.
Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the GRMC, it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.
Additionally, both the management system and the control and measurement system for structural risks are necessarily adjusted to the Group's internal control model, complying with the evaluation and certification processes that comprise it. In this sense, the tasks and controls necessary for its scope of action have been identified and documented, supporting a regulatory framework which includes specific processes and measures for structural risks, from a broad geographical perspective.
Within the three lines of defense scheme in which BBVA's internal control model is based according to the most advanced standards in terms of internal control, the first line of defense is maintained by the Finance area, which is responsible for managing the structural risk.
As a second line of defense, GRM is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.
In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carries out a review of the design and effectiveness of the operational controls over structural risk management.
The third line of defense is represented by the Internal Audit area, an independent unit within BBVA Group, which is responsible for reviewing specific controls and processes.

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4.4.1.Structural interest rate risk
4.4.1.1.Scope and nature of interest rate risk and credit spread risk
Article 448 e), f) CRR
EBA/ITS/2021/07 EU IRRBBA a), b)
The structural interest-rate risk in the Banking Book (“IRRBB”) is defined as the potential change on the earnings, through the impact on an entity’s net interest income and on the valuation of instruments accounted at fair value, as well as on the economic value of the equity due to variations in market interest rates.
Furthermore, the credit spread risk in the banking book (CSRBB) arises from the potential impacts on the earnings and/or on the value of equity of the banking book produced by a variation in the level of market credit spreads that are not explained by default or migration risk or by movements in market interest rates.
Structural interest rate and credit spread risk managing is carried out from a double perspective, of the economic value of equity and of the earnings, in a broad sense, including the net interest income management and the banking book instruments accounted at fair value with an impact on P&L and/or on equity monitoring.
Besides, the banking book instruments accounted for its market value (fair value) are subject to a specific monitoring, due to their impact on risk and on the capital, through OCI (Other Comprehensive Income) or profit and loss (P&L).
Likewise, within the evaluation of risk sources, climate change risks (ESG) is considered through the incorporation of their potential effect on structural interest rate risk factors. This risk materializes on IRRBB through the potential impact on the valuation of fixed income portfolios (reflected in their credit spread) due to their exposure to transition risk.
Structural interest rate risk perimeter is limited to the structural balance sheet (banking book), and includes all those entities whose structural balance sheet contributes to the banking book of the Group, as well as their banking subsidiaries. All trading activities (trading book), developed by the Global Markets unit, are excluded from the scope, as they are included in the market risk monitoring and control process.
For its part, credit spread risk in the banking book monitoring is limited to those banking book instruments sensitive to market credit spread changes that can impact on net interest income or on equity.
So, the scope of the CSRBB shall necessarily include those instruments whose change in their value has an impact on the equity (via P&L or OCI) and corresponds mainly to corporate and financial bonds, credit derivatives (CDS’s), or sovereign bonds issued in foreign currency or subject to a credit risk premium due to the jurisdiction of the sovereign issuer, classified as HtC&S. Additionally, the potential impact on the value of other balance sheet instruments likely to generate equity impacts in the event of being made available for sale under stress scenarios will be assessed (i.e. HtC bond portfolios).
From an earnings perspective, credit spread risk comes from the potential impacts on the NII caused by changes in the contractual spreads of the new volumes of the banking book, along with the impacts on fair value accounted portfolios.
The exposure of a financial entity to adverse interest rates and credit spreads movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate and credit spread risk in the banking book must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.
In BBVA, the purpose of structural interest rate risk management is to maintain the recurrent generation of earnings in the event of market interest rate fluctuations, through the contribution to the net interest income and the control of the potential impacts on the mark-to-market of the fair value accounted portfolios, as well as to limit the capital consumption due to structural interest rate risk. Likewise, the spread risk management in banking book portfolios is aimed at limiting the impact on equity derived from changes in the valuation of fixed income instruments, which are used for balance sheet liquidity and interest rate risk management purposes in order to increase diversification, and maintain the spread risk at levels aligned with the total volume of the investment portfolio and the equity of the Group, as well as limit the impact on earnings when market credit spreads change.
In order to manage the structural interest rate risk so that it remains within the approved limits, Global ALM (Balance-sheet management) uses fixed-rate bond portfolios with a conservative risk profile, as they are mainly invested in the country's sovereign bonds, which can be classified for accounting under the HTC&S or HTC modality. Additionally, financial derivatives are also used, which have hedge accounting treatment of both Fair Value Hedge and Cash Flow Hedge. Derivative instruments (like swaps, forward agreements or interest rate options) may be used, always complying with the accounting requirements regarding their treatment as hedges minimizing the P&L impacts. Before being implemented, these tools have to be previously analysed and approved in the assets and liabilities committees (both at the local level and at the holding level) and are subsequently followed up in the next committees.

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Structural interest rate and credit spread risk are embedded in the economic capital adequacy process, in order to assure that it is adequately considered during the general allocation of capital of the entity.
The management of these risks is decentralized, and is carried out in each Group’s entity with a robust supervision and coordination from the corporate center, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements according to the EBA guidelines and the different local and supranational supervisory authorities. Besides, in order to preserve the capital position of the Group, the corporate unit of GRM-SSRR monitors the banking book exposure to interest rates at a consolidated level.
4.4.1.2.Nature of IRRBB and CSRBB
Articles 435 (1) a), 448 e).i), iii), v), f) CRR
EU OVA f), EBA/ITS/2021/07 EU IRRBBA b), c), d)
Structural interest rate risk may arise from different sources, which are part of the four types of risk faced by the entities:
•Repricing Risk: arises due to different maturity (fixed-rate products) or repricing (variable rate products) periods of assets, liabilities and off-balance sheet positions.
•Curve risk: arises from a change on the slope and/or curvature of the yield curve as a result of different fluctuations in each time slot.
•Basis risk: arises from imperfect correlation between changes on the reference interest rates for different instruments with similar repricing and maturity characteristics.
•Option risk: arises from the (implicit or explicit) options associated with certain balance sheet transactions that may change their future flows and generate mismatches in their maturities.
To monitor and control IRRBB and CSRBB, a comprehensive set of metrics is assessed on a regular basis, from a dual perspective of economic value (EVE) and earnings, where impacts on net interest income (NII) and on the value of instruments accounted at fair value are considered, including sensitivity and probabilistic measures.
Among others, EVE and NII sensitivity measures to parallel interest rate shifts are calculated, broken down by currency and yield curve. In addition, the aggregate cross-currency sensitivity is calculated in order to obtain a figure of the total sensitivity of the entity to parallel shifts in multiple interest rate curves (currencies), considering the volatility of the currencies and their correlation among each other.
Scenarios of parallel and sudden rate shifts of different magnitudes are evaluated. The general shift reference is +/-100 bps, as well as the specific shock size calibrated for each currency according to its volatility, which is used to obtain the aggregate sensitivity. Negative rates scenarios are allowed until plausible levels according to the observed volatility.
Likewise, MtM sensitivity to parallel interest rates shocks is monitored in isolation for the structural balance sheet assets accounted at fair value, including fixed-income portfolios and derivatives. Furthermore, credit spread sensitivities are also estimated by comparing the MtM of the baseline scenario with the MtM recalculated after applying a consistent shock to the credit spreads of the discount rates curve of each security (market spread).
These metrics are complemented by the sensitivity on earnings, which adds the impact of a parallel and instantaneous interest rate shock, on the net interest income and on the future market value of the instruments of the Banking Book accounted at fair value, at the end of the projection horizon, generally 12 months.
The probabilistic measures are the main monitoring metrics, and they are included in the Risk Appetite by type of risk metrics. These measures complete the sensitivity analysis metrics as they consider additional effects like changes on the slope and shape of the curve or the basis among interest rate yield curves (“risk free”), as well as ramp shocks (gradual) of interest rates and credit spread shocks. The simulation methodology is based on an analysis of the major IRs components, on the basis of which different scenarios are generated for each currency with a specific probability of occurrence, calculating then the impact in terms of value and earnings for each scenario.
The IRRBB probabilistic metrics are composed by the Economic Capital (EC), and the Earnings at risk (EaR), and they estimate the maximum negative impact for a given horizon and confidence level, on the Economic Value and the projected Earnings, respectively.
Additionally, the Economic Capital for credit spread risk, quantifies the maximum negative variation in the MtM of the fixed income portfolios, accounted at fair value, that would arise due to credit spread shocks, with a given confidence level, and time horizon.
The periodicity of the calculation of the main risk measures is monthly, except for the contribution of the fair value instruments which is monitored on a weekly basis.
These measures are complemented with the periodical calculation of other scenarios that complete the analysis of the entity risk, such as, changes of the slope/curvature, gradual shifts (ramps), individual shifts by tenor, individual shocks by curve (basis), or changes in model assumptions.

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In addition to the analysis under normal conditions, stress tests are regularly run to assess the level of exposure to interest rate risk under stress scenarios of market variables. The stress scenarios are simulated based on historical information, and consider directional movements, changes in the slope, curvature and basis of the yield curves according to market stress conditions. These scenarios are evaluated from the two risk perspectives, economic value and net interest income.
The stress exercise is completed with a reverse stress test whose objective is to identify those scenarios capable of producing a certain impact within a set range of values.
Likewise, the stress scenarios of the market variables are complemented with stress tests to the main assumptions of the model.
Finally, the analysis of IRRBB scenarios under the ICAAP (Internal Capacity Adequacy Assessment Process) and GRM Stress Program processes are carried out, which assess, on a regular basis, global stress situations under a comprehensive view for the set of financial risks.
4.4.1.3.Key assumptions of the model
Article 448 c), g) CRR
EBA/ITS/2021/07 EU IRRBBA g), (1), (2)
In order to measure structural interest rate risk, the setting of assumptions on the evolution and behaviour of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity which characteristics are not established in their contractual terms and must be therefore estimated
The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly updated, justified and documented. The modelling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year and, if any, the behaviour of the customers induced by the business areas. These assumptions are regularly subject to a sensitivity analysis to assess and understand the impact of the modelling on the risk metrics.
In view of the heterogeneity of the financial markets, customers and products in the multiple jurisdictions, each one of the entities of the Group is responsible for determining the behaviour assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.
To calculate IRRBB measures, internal models are used to set the behavioural assumptions. The key modelling assumptions applied are:
Treatment of balance sheet items without a contractual maturity date:
•Non-maturity Deposits (NMDs)
The NMDs internal model distinguishes between volatile, semi stable and stable deposits.
The volatile portion of NMDs is stripped out using the moving average of the historical series, which is shifted down according to the volatility of the error of the regression. The volatile part of deposits is assumed that matures at short term (<1 Month).
The semi-stable amount corresponds to the part of the trend balance that is not yet consolidated, either because it is a recently formed balance, or because it has a behavior linked to external factors (non-transactional amounts excess, competition, investment alternatives, etc). Thus, it is considered that it is exposed to a greater probability of exit and that it may be influenced by the management measures applied, so that it is assigned a gradual run-off in the medium term and normally linked to the movement of market factors.
Meanwhile, the stable amount of deposits is run off to long term following a decay distribution estimated according to the conditional probabilities of maturity during the life of the product. Besides, based on the observed data and applying a conservatism criterion, a maximum life of 22 years is assumed, preventing the maturing cash flows to extend beyond that time.
The following table shows the average maturities obtained by the NMDs internal model:

Table 62. Average Maturities for NMDs (Years. 12-31-2024)

	Core deposits	Full amount of deposits
Retail transactional	5.96	3.51
Retail non-transactional	5.97	3.18
Wholesale	4.57	1.47

Furthermore, the model also estimates the evolution of the mix of customer deposits, considering the potential migration between different types of deposits (demand / time deposits) under different interest rates scenarios. The potential asymmetry between the behaviour of balance stability in interest rate increase and decrease scenarios is considered in the analysis.
Finally, for those deposits with administered rates, the model estimates the translation dynamic of interest rates shocks to these accounts’ remuneration, based on the analysis of its relationship with the evolution of market interest rates. For retail accounts a general floor is set at 0% assuming that in negative interest rate environments retail customer rate will never be negative.

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•Revolving Credit cards
They mature gradually according to the monthly expected average repayment rate.
Expectations about the exercise of interest rate options (explicit and implicit), both purchased or sold, under different interest rate scenarios:
•Loans subject to prepayment risk
The balance is segmented into several categories based on the characteristics of the loan and/or the client (that is, loan rate, original face amount, original maturity, scoring. etc.)
The “prepayment” behaviour, understood as all extraordinary payments over those established in the regular payment schedule and that therefore changes the contractual payment scheme, is then analysed in order to be modelled. The model captures total and partial prepayments, if relevant.
The potential link with the interest rates evolution is also examined, and incorporated in the model when the incentive of the client to pre-cancel determines the prepayment speed. In this case, the model adjusts the prepayment rates applied in each interest rate scenario.
•Customer deposits with early redemption optionality
An early cancellation assumption is established for those deposits with a redemption option before maturity. The cancellation rate is based on the economic incentive of the client, and linked to the level of market interest rates, if applicable.
•Treatment of Non performing exposures (NPEs)
The amount of NPEs, net of provisions, is considered interest rate sensitive, while the provisioned amount is considered non-earning, consistently with the treatment of the allowances in the liability side. A maturity ladder is assigned to the expected recovery flows of the NPEs. The future cash flows distribution is estimated according to the internal Loss Given Default recovery model.
The governance of structural interest rate risk models is subject to internal model risk regulation, under the scope of GRM-Analytics. In this way, they must be properly inventoried and catalogued and comply with the requirements for their development, updating and management of the changes included in the internal procedures. Likewise, they are subject to the corresponding internal validations and monitoring requirements established based on their relevance, as well as back-testing procedures against experience to confirm the validity of the assumptions applied.
4.4.1.4.Evolution of IRRBB and CSRBB
Article 448 e).iv) CRR
EBA/ITS/2021/07 EU IRRBBA f)
During 2024, the actual and expected evolution of inflation, as well as the response of central banks to it, as well as the geopolitical events, have been the focus of attention of the market. In this sense, expectations regarding the number of rate cuts and the speed of these have been changing throughout the year, with some episodes of volatility.
Thus, while the ECB began its reduction cycle in June and continued in its September, October and December meetings, the FED did so in September with an initial cut of 50 basis points, followed by an additional cut of 25 basis points in its November meeting. For the year as a whole, the rate yield curve experimented a slope increase, in general with declines in the short end of the yield curve and increases in the longer ones. For their part, peripheral rate curve spreads remain well supported narrowing during the year. The steepening observed in the U.S. and European curves also spread to Mexico and to a great part of South America. Turkey, for its part, experienced an increase in rates in the year, both real and nominal. However, the Group's fixed income portfolios performed heterogeneously during the year, highlighting the increase in Spain's valuation while Turkey's fell.
The benchmark interest rate in the euro area stood at 3.15% at the end of December 2024, the rate on the deposit facility at 3.00% and the rate on the marginal lending facility at 3.40%. In addition, as announced in March, in September the ECB reduced the spread between the benchmark interest rate and the deposit facility rate by 15 basis points. As for reinvestments under the Pandemic Emergency Purchase Programme (PEPP), they were completely interrupted at the end of 2024.
Regarding Mexico, the Central Bank set the monetary policy rate at 10.00% at the end of 2024, 125 basis points below the end of 2023.
During 2023, the Central Bank of the Turkish Republic (CBRT) implemented successive increases in monetary policy rates, increasing the interest rates to 42.50% at the end of December of that year . Subsequently, after keeping the benchmark interest rates at 50% until November 2024, they were reduced to 47.50% at the end of December 2024. It is expected that the CBRT will continue to reduce the policy rates, which would be positive for the customer spread in 2025.
In South America, interest rates cuts cycle continued in the three main geographies in which the Group operates. In Peru, the interest rate stood at 5.00% as of December 2024, 175 basis points below its 2023 closing level while in Colombia, the central bank carried out three consecutive interest rate cuts, placing the benchmark

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interest rate at 9.50%, accumulating a cut of 350 basis points in 2024. In Argentina, the central bank maintains the benchmark interest rate at 32%, which is a decrease of 68 basis points compared to the end of December 2023.
The BBVA Group, at an aggregate level, continues to maintain a limited risk profile, in accordance with the established objective in the environment of a change of cycle to lower interest rates, with a positive sensitivity to interest rate increases in net interest income. Effective management of the balance sheet structural risk enabled the Group to mitigate the negative impact of the low interest rates in previous exercises, as well as to take advantage of the change in trend of interest rates and benefit from the significant increases in 2022 and 2023, as well as mitigate the impact of the decreases during 2024, which is reflected in the strength and recurrence of the net interest income. By area, the main features are::
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, the exposure of the net interest income to movements in interest rates remains limited.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations.
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains limited thanks to the different efforts carried out by the Bank.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure.
The table below shows the profile of average structural interest rate risk and credit spread risk of fixed income portfolio in the banking book classified as HtC&S in terms of sensitivities of the main currencies for the BBVA Group in 2024:

Table 63. Sensitivity to interest-rate and credit spread analysis (12-31-2024)

	Interest rate				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis-point increase	100 basis-point decrease	100 basis-point increase	100 basis-point decrease	100 basis-point increase
EUR	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-2,5% , -1,5%]	[0,5% , 1,5%]	[-1,5% , -0,5%]
MXN	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-0,5% , 0,5%]
USD	[0,5% , 1,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-0,5% , 0,5%]
TRY	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
Other	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
BBVA Group	[1,5% , 2,5%]	[-3,5% , -2,5%]	[-3,5% , -2,5%]	[2,5% , 3,5%]	[-1,5% , -0,5%]
(1) Percentage of "12 months" net interest income for the BBVA Group. (2) Percentage of CET1 (Fully Loaded) for BBVA Group.
The key modelling and parametric assumptions used for internal calculations are the same as those used for the prescribed for the SOT regulatory IRRBB metrics (as explained in the following section), except for the following settings:
•Multiple risk free discount curves are used in order to capture basis risk, instead of one single curve as for the SOT calculations.
•Floors applied to negative rates in the internal risk scenarios are different from the one prescribed for EBA SOT scenarios.
•Cross-currency aggregation methods, based on historical correlation among currencies, are used.
•For the internal metrics, in the Net Interest Income (NII) projections it is applied a dynamic balance sheet growth assumption, based on the updated financial planning.

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4.4.1.5.IRRBB SOT regulatory metrics
Article 448 a), b), d) CRR
EBA/ITS/2021/07 EU IRRBBA h)
In the context of the SREP, CRD IV provides for a review and evaluation of the IRRBB. The main instrument of this assessment is the Supervisory Outlier Test (SOT), which assesses the impact on Economic Value of Equity (EVE) and Net Interest Margin risks (NII) of the banking book under different interest rate variation scenarios. This exercise allows comparability between entities.
As described above, the structural interest rate risk in the banking book (IRRBB) is part of the entity’s risk management framework and is included in the internal capital self-assessment process as part of Pillar 2.
The table below shows the changes in the economic value of equity (EVE) and in net interest income (NII) shown as % over Tier 1 Fully Loaded:

Table 64. EU IRRBB1 - Interest rate risk in the banking book

	∆ EVE	∆ EVE	∆ NII	∆ NII
Currency	12-31-2024	6-30-2024	12-31-2024	6-30-2024
Parallel up	(8.56)%	(8.25)%	(0.01)%	0.63%
Parallel down	3.14%	2.91%	(1.26)%	(2.29)%
Steepener	0.52%	0.63%
Flattener	(2.76)%	(3.03)%
Short rates up	(5.02)%	(5.16)%
Short rates down	2.66%	2.61%
The SOT regulatory metrics have been calculated as described in the guidelines.
IRRBB measures cover the principal exposures in currency EUR, USD, MXN, TRY and COP, up to a cumulative percentage of the banking book above 90%. A new addition, compared to june-24, is the inclusion of BBVA Colombia in the scope of the SOT exercise.
Reported changes of the economic value of equity (EVE) are calculated as follows:
•Changes in EVE under the six supervisory interest rate shock scenarios
•The supervisory maturity-dependent post-shock interest rate floor (-1.5%) has been applied for each currency
•Changes in EVE are expressed as a percentage of BBVA's Tier 1 fully loaded at the reporting date
•Aggregate EVE change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to EVE occurring in each currency. Positive changes have been weighted by a factor of 50%.
•Run-off balance sheet assumption: existing positions mature and are not replaced
•Own equity has been excluded from the computation of the exposure level
•Commercial margins are included in the interest cash flows
•Cash flows have been discounted using one only risk-free rate yield curve
Reported changes of the net interest income (NII) are calculated as follows:
•Changes in projected NII over a forward-looking rolling 12-month period under the two parallel supervisory interest rate shock scenario out of the six supervisory shock scenarios for EVE
•The supervisory maturity-dependent post-shock interest rate floor (-1.5%) has been applied for each currency
•Instantaneous shocks are applied
•Changes in NII are expressed as a percentage of BBVA Tier 1 fully loaded as of the date of the report
•Aggregate NII change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to NII occurring in each currency. Positive changes have been weighted by a factor of 50%.
•Constant balance sheet assumption
•New exposures are repriced considering the margin of new productions at the reporting date.
•Commercial margins are included in the interest cash flows
•Fees and commissions attributable for interest rate changes are not included
SOT metrics significance and evolution
SOT IRRBB metrics at Group level remain in a medium-low risk level, maintaining the negative exposure to parallel down scenario for the NII approach, while in the

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case of the EVE, the worst scenario among the 6 prescriptive scenarios corresponds to the parallel up scenario.
When compared to June-24 results, risk remains at moderate levels. From the EVE point of view, the most significant impacts in the worst-case scenario again come mainly from the local currency balance sheet of BBVA Mexico, due to the larger shocks applied in the prescriptive scenarios, and from the euro balance sheet of BBVA S.A. which presents the higher exposure. Likewise, a slight deterioration is observed during the period, partially due to the inclusion of BBVA Colombia in the exercise.
From NII's perspective, there is a reduction in risk, mainly in BBVA S.A. and BBVA Mexico, as a result of strategies implemented to protect the Net Interest Income amid expectations of declining interest rates.
Additionally, in both dimensions, the ratio benefits from the increase in BBVA’s TIER 1 Capital and the depreciation of the Mexican peso against the euro during the period.
4.4.2.Structural exchange rate risk
Structural exchange rate risk, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographical areas and currencies. At a consolidated level, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
The purpose of structural exchange rate risk management is protecting solvency by limiting volatility of the consolidated CET1 ratio and income to consolidate denominated in a currency other the euro in the Group, as well as to limit the capital requirements under exchange rate fluctuations to which the Group is exposed due to its international diversification. The ALM Global corporate unit, through the ALCO, is responsible for the management of this risk all through an active hedging policy, deliberately taken for each objective, and fully aligned with the management strategy.
At the corporate level, the risk monitoring metrics included in the limits framework are aligned with the Risk Appetite Framework, and are targeted to control the effects on the solvency through the economic capital metric and the fluctuations in the Common Equity Tier I fully loaded (CET1 fully loaded) consolidated ratio, as well as the maximum deviation in the Group's attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations. These metrics are supplemented with additional assessment indicators.
The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The year 2024 was characterized by the strength of the dollar against the euro (+6.4%), reflecting the strength of the U.S. economy and the expectation that the new administration's policies will generate greater growth and inflation. Among the emerging currencies, the Mexican peso depreciated strongly (-13.1% against the euro) affected by the election results in Mexico and the new administration in the United States. The Turkish lira was again penalized in 2024 (-11.1%), but to a much lesser extent than in 2023. As for the performance of South American currencies, the Peruvian sol appreciated against the euro (+5.2%), the Colombian peso weakened (-7.8%), while the Chilean peso depreciated by -5.6%. Finally, the Argentine peso experienced a significant depreciation (-16.8%) but it did so in an environment of stabilization of the country's macroeconomic variables, which are expected to lay the foundations for future economic recovery.
BBVA maintains management policies for the main investments in emerging countries with the objective of reaching a coverage level, in average terms, between 40% and 50% of the aggregate attributable profit in non-euro currencies expected to be generated by the group in the next twelve months and around 70% of the aggregate excess capital in non-euro currencies in CET1. In relation to the CET1 capital ratio, the estimated sensitivities at the end of 2024 of a 10% depreciation in the relevant currency was as follows: Mexican peso (-9 basis points); Turkish lira (-4 basis points) and U.S. dollar (+20 basis points).
The evolution of the structural exchange risk requirements in 2024 is in section 4.3.3. of this Report.

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For the years 2024 and 2023, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Table 65. Sensitivity to 1% change (Million euros)

Currency	2024	2023
Mexican peso	27.8	25.8
Turkish lira	3.3	4.4
Peruvian sol	1.4	0.9
Chilean peso	0.2	0.2
Colombian peso	0.4	1.0
Argentine peso	1.8	1.3
4.4.3.Structural equity risk
Equity risk in the banking book refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.
BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies, and in new business (innovation). This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.
The structural equity risk management is aimed at increasing the income-generating capacity of those shares held by the Group, limiting the capital requirements for equity risk and narrowing the impact on the solvency level through a proactive management of the portfolio using hedges. The function of managing the main structural equity portfolios is a responsibility of the specialized units of the corporate areas of Global ALM, Strategy & M&A and Client Solutions (Banking for Growth Companies). Their activity is subject to the corporate structural equity risk management policy, complying with the defined management principles and Risk Appetite Framework.
The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered
In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.
Backtesting is carried out on a regular basis on the risk measurement model used.Equity markets performed very positively in 2024 but with more modest gains in Europe than in the United States, reflecting the differences in economic dynamism in both blocks. The monetary easing cycle initiated by central banks supported stock market increases, but were prevented from converging towards official targets by persistent inflation. The technology sector led the increases in the United States, driven by the adoption of artificial intelligence solutions, while in Europe, the banking sector performed exceptionally well, enabling it to lead the European stock markets. At the local level, the Spanish stock market presented one of the best performances at the European level, although with less dynamism than in 2023.Telefónica, where the Group holds a stake classified as equity in its banking book, performed in line with the evolution of the European telecommunications sector.
Structural equity risk, measured in terms of economic capital, has increased during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-27 million as of December 31, 2024, compared to €-24 million as of December 31, 2023. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
4.4.3.1.Classification of equity exposure not included in the trading book
The Group distinguishes between equity exposures in investments in associates, capital instruments classified as financial assets at fair value through other comprehensive income and non-trading financial assets mandatory at fair value through profit or loss.
The investments in associates are the investments in entities over which the Group has a significant influence. It is presumed that there is significant influence when 20% or more of the voting rights of the subsidiary are held, directly or indirectly, unless it can be clearly demonstrated that such influence does not exist. There are certain exceptions to this criterion that do not constitute significant amounts for the Group. These

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investments in associates are valued using the equity method.
The remaining capital instruments not held for trading are classified as:
The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss" either have contractual cash flows that do not met the conditions of the SPPI test, or are not covered by a business model whose objective is either (i) to hold financial assets to collect contractual cash flows or (ii) achieved by collecting contractual cash flows and selling financial assets.
Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if such classification eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from recognizing or measuring such financial assets on different bases.
Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet, At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income.
4.4.3.2.Risk-weighted assets of investments in associates and capital instruments
A breakdown of the RWA to investments in associates and capital instruments by accounting portfolio and applicable method as of December 31, 2024 and as of December 31, 2023 is shown below:

Table 66. Breakdown of RWA, equity investments and capital instruments by applicable approach (Million Euros)

		RWA
		Internal Models	Simple Method	PD/LGD	Total(1)
12-31-2024	Investments in associates	—	8,856	1,449	10,305
	Financial assets at fair value through other comprehensive income	36	620	1,182	1,838
	Non-trading financial assets mandatorily at fair value through profit or loss	403	1,685	—	2,088
12-31-2023	Investments in associates	—	9,222	1,028	10,250
	Financial assets at fair value through other comprehensive income	124	461	1,293	1,878
	Non-trading financial assets mandatorily at fair value through profit or loss	133	1,900	—	2,033
(1) In addition, as of December, 31, 2024, the Group's equity portfolio had €1,682 million subject to the fall-back approach for positions to collective investment undertakings (CIU).
The evolution and main changes in the own funds consumption for positions subject to equity credit risk are shown below. 2024:

Table 67. Variation in RWA for Equity Risk (Million Euros)

RWA as of December 31, 2023	14,161
Asset size(1)	2,155
Acquisitions and disposals	912
Foreign exchange movements	(576)
Other(2)	(738)
RWA as of December 31, 2024	15,914
(1) Asset size includes changes due to the revaluation of investments and the organic profit generation of Group's insurance companies.
(2) Other includes the effect of the deduction significant holdings value in financial sector entities exceeding the joint limit with DTAs of 17.65% of CET1 (see section 3.2 letter n).
The portfolio mainly includes the Group’s insurance companies, which for regulatory purposes are considered as investments in associates. It also includes stakes in real estate investment companies and equity holdings in other sectors, with a significant stake in Telefónica, Crea Madrid Nuevo Norte and Metrovacesa.
During 2024, the risk-weighted assets for equity risk significantly increase.
On one hand, this is due to the rise in the amount of financial and insurance companies, as the deduction under Article 48 of the CRR is not activated by December 2024.
On the other hand, the value of non-financial companies in which the bank holds a significant stake also increases due to the overall rise in their valuation and the application of the Fall-back method to some CIUs.
Additionally, the value of risk-weighted assets grows due to new acquisitions made by the Group in digital companies and start-ups and and the additional participation in Crea Madrid Nuevo Norte.

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4.5.Liquidity Risk
Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.
4.5.1.Liquidity and Funding strategy and planning
Articles 435 (1) a), e), 451a (1), (4) CRR
EU OVA c), EU LIQA a), h)
Liquidity and Funding Risk Management main target is to maintain a solid balance sheet structure which allows a sustainable business model.
Liquidity and Funding Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.
In the medium term, its objective is to ensure the suitability of the Group's financial structure and its evolution, within the framework of the economic situation, the markets and regulatory changes.
The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units (hereinafter "LMU") must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
–Stable customer deposits as the main source of funding in all the LMU, in accordance with the Group’s business model.
–Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.
–Compliance with regulatory requirements, ensuring the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.
–Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.
This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that comprise it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.
Within this strategy, the BBVA Group is organized into eight LMU composed of the parent company and the bank subsidiaries in each geographical area, plus the branches that depend on them.
In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the liquidity and funding risk appetite that it decides to assume in its business.
Liquidity and funding planning is part of the strategic processes for the Group’s budgetary and business planning. This objective is to allow a recurrent growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.
A statement of the level of appropriateness of the liquidity risk management mechanisms is included as part of the Internal Liquidity Adequacy Assessment Process (ILAAP) approved by the Board of Directors in April 2024:

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“From the internal assessment carried out, the Board of Directors concluded that the liquidity and funding management model is robust, with a medium-low liquidity and funding risk profile backed by the existing Risk Appetite Framework and the liquidity and funding planning. In the budget horizon, the impact of climate change risk on liquidity and funding is low.
Also, this liquidity and funding management model considers the liquid resources necessary and the ability to generate the additional measures to continue maintaining this profile over the planning horizon and to affront unexpected situations of tension.
The assessment reveals that BBVA Group entities maintain a robust funding structure and effective governance that enables the planning and management of liquidity and funding to be adapted to adverse situations.
All the processes described are subject to the BBVA Group internal control model, based on an organizational structure involving the 3 lines of defense that uses solid corporate methodologies and tools. The risks identified in these processes are sufficiently mitigated by controls that have been tested during the year and that have worked correctly.”
4.5.2.Governance and monitoring and mitigation measures
Articles 435 (1) b), c), d), 451a (1), (4) CRR
EU OVA b), d), e), f), g), EU LIQA b), c), d), e), f), g)
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the ALCO the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LGU the necessary processes to cover the requirements at corporate and regulatory level, ensuring the integrity of the information provided.
GRM is responsible for ensuring that the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the Risk function in the Group has been configured as a single, global function, independent of the management areas.
Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Funding Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.
As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.
The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.
The LCR ratio is a regulatory metric that aims to guarantee the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its Risk Appetite Framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a level above 100% as a mitigation measure.
The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMU which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.
Stable customer funds are considered to be the financing obtained and managed from the LMU among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.

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In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.
Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of ensuring a correct diversification of both the counterparty and type of instrument.
One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintenance of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as collateral to obtain funding, either under normal market conditions or in stress situations.
The Finance area is responsible for the collateral management and determining the liquidity buffer within the BBVA Group. According to the principle of auto-sufficiency of the Group's subsidiaries, each LMU is responsible for maintaining a buffer of liquid assets which complies with the regulatory requirements applicable under each jurisdiction. In addition, the liquidity buffer of each LMU must be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.
In this context, the short-term resistance of the liquidity risk profile is promoted, to ensure that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.
As a fundamental element of the liquidity and financing risk monitoring scheme, stress tests are carried out. They enable to anticipate deviations from the liquidity targets and the limits set in the appetite, and to establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.
For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to guarantee its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.
The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.
Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan.
Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to guarantee and improve the stability and diversification of the wholesale funding sources.
In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:
–The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.
–Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.
–Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

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–Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortized cost, and additionally on trading portfolios.
–The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.
As a result of these funding needs, the BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.
Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).
In practice, the execution of the principles of planning and self-funding at the different LMU results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.
As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.
The process of analysis and assessment of the liquidity and funding situation and of the inherent risks is a process carried out on an ongoing basis in the BBVA Group, with the participation of all the Group areas involved in liquidity and funding risk management. This process is carried out at both local and corporate level. It is incorporated into the decision- making process for liquidity and funding management, with integration between the risk appetite strategy and establishment and the planning process, the funding plan and the limits scheme.
4.5.3.Liquidity and funding performance
Article 451a (1), (4) CRR
EU LIQA a)
The BBVA Group maintains a dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.
During 2024 liquidity conditions have remained sound in all countries where the Group operates.
The performance of the indicators show that the funding structure remained steady during 2024 and 2023, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

Table 68. LtSCD by LMU

	2024	2023
Group (average)	102%	99%
BBVA S.A.	101%	100%
BBVA Mexico	115%	102%
Garanti BBVA	90%	78%
Other LMU	99%	104%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2024. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2024 standing at 134%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required comfortably exceeded in all subsidiaries.
It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio.
If the impact of these highly liquid assets was considered, the LCR would be 162%, or 28 basis points above the required level.

Table 69. LCR main LMU

—	2024	2023
Group	134%	149%
BBVA S.A.	156%	178%
BBVA Mexico	146%	192%
Garanti BBVA	141%	212%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.

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Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €130,613 million, of which 97% correspond to maximum quality assets (LCR Level 1).
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 127% as of December 31, 2024.
The NSFR of BBVA Group and its main LMU as of December 31, 2024 and 2023, was the following:

Table 70. NSFR main LMU

	2024	2023
Group	127%	131%
BBVA S.A.	119%	120%
BBVA Mexico	131%	140%
Garanti BBVA	149%	178%
Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2024 and 2023:

Table 71. Inflows - Contractual maturities (Million Euros. 12-31-2024)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	11,125	38,087	—	—	—	—	—	—	—	—	49,212
Deposits in credit entities	—	5,246	541	1,165	647	918	861	351	33	41	9,805
Deposits in other financial institutions	—	2,677	1,642	970	929	1,130	1,577	1,526	1,369	681	12,502
Reverse repo, securities borrowing and margin lending	—	34,310	10,594	5,025	1,911	3,138	5,782	3,675	3,008	122	67,565
Loans and advances	—	34,605	38,547	29,770	16,928	19,715	44,537	34,618	51,469	105,649	375,837
Securities' portfolio settlement	—	2,861	2,741	6,084	2,531	5,922	20,625	20,053	21,972	44,850	127,640

Inflows - Contractual maturities (Million Euros. 12-31-2023)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	10,353	61,678	—	—	—	—	—	—	—	—	72,031
Deposits in credit entities	—	4,676	393	543	594	602	602	136	24	102	7,672
Deposits in other financial institutions	—	1,288	1,261	1,049	385	649	2,019	965	974	1,291	9,882
Reverse repo, securities borrowing and margin lending	—	42,407	21,683	6,890	3,398	2,596	3,319	3,817	2,133	139	86,382
Loans and advances	—	28,644	30,850	28,239	16,434	19,029	41,267	32,769	45,116	104,086	346,433
Securities' portfolio settlement	—	2,167	6,011	2,633	2,578	11,950	15,266	14,016	29,245	34,558	118,424

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Table 72. Outflows - Contractual maturities (Million Euros. 12-31-2024)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	2,484	4,816	5,536	3,347	3,685	8,517	11,386	7,530	28,306	75,608
Deposits from financial institutions	2,600	6,070	476	644	130	732	558	242	570	743	12,765
Deposits from other financial institutions and international agencies	6,950	9,247	2,466	1,584	922	503	1,256	477	433	742	24,581
Customer deposits	318,252	50,789	23,758	11,580	3,888	4,329	2,055	569	834	787	416,841
Security pledge funding	—	74,614	14,093	5,452	2,355	4,157	2,223	366	1,454	445	105,159
Derivatives, net	—	(388)	(73)	(142)	70	142	549	(122)	5	(87)	(46)

Outflows - Contractual maturities (Million Euros. 12-31-2023)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,187	3,889	8,518	4,935	4,225	10,296	7,990	11,175	22,424	74,639
Deposits from financial institutions	2,092	3,669	1,076	715	119	605	795	46	198	695	10,011
Deposits from other financial institutions and international agencies	8,507	5,526	2,806	1,036	834	841	1,033	618	695	638	22,535
Customer deposits	304,096	44,745	16,225	11,855	3,905	5,500	1,753	1,029	758	1,092	390,959
Security pledge funding	—	86,908	30,028	6,107	2,274	1,821	2,630	1,111	2,060	677	133,615
Derivatives, net	—	(21)	(30)	6	(62)	(267)	69	45	(135)	(2,616)	(3,009)
With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receives a better treatment.
The most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a position with a large high-quality liquidity buffer, having repaid the entire TLTRO III program, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2024, commercial activity has shown dynamism, experiencing higher growth in lending than in costumer deposits.
–BBVA Mexico shows a solid liquidity situation, even though the credit gap increased in 2024 as a result of the strong dynamism of credit and contained growth in deposits as a result of management efforts to restrain the cost of funds.
–In Turkey, the credit gap in local currency grew in 2024, with loan growth outpacing deposits. Regarding the credit gap in foreign currency, an increase was also recorded in 2024, mainly originated by an increase in loans and a decrease in deposits (which led to an increase in loans to the CBRT). The liquidity buffer has been reduced, mainly due to the reserve requirement and the mentioned increase in the credit gap. During 2024, the CBRT has continued updating its measures to de-dollarize the economy and control inflation.
–In South America, liquidity remained adequate throughout the region in 2024. In BBVA Argentina, the growth of excess liquidity in Argentine pesos slowed, due to the increase in loans in the last quarter of the year, which exceeded deposits, despite a strong increase in U.S. dollar deposits. In BBVA Colombia, the credit gap decreased in the year favored by the growth in deposits. BBVA Peru has shown a decrease in credit gap in 2024, with greater growth in deposits than in loans, both in local currency and in U.S. dollars.
The main wholesale financing transactions carried out by the BBVA Group during 2024 are listed below:

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Issuer	Type of issuance	Date of issuance	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	Mar-34	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
	Tier 2	Aug-24	1,000	EUR	4.375%	May-31 to Aug-31	Aug-36
Additionally, BBVA, S.A. redeemed two capital issuances in the first half of 2024: in February 2024, a Tier 2 issuance in February 2019, for an amount of €750m and, in March 2024, an AT1 issued in 2019 on its first date of optional redemption, for an amount of €1 billion. In addition, in December, the redemption of a Tier 2 issuance of subordinated bonds issued in January 2020 in the amount of €1 billion, effectively completed in January 2025, was announced.
BBVA Mexico issued in January 2024, Tier 2 bonds for USD 900m with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, on April 10 2024, BBVA Mexico issued bank stock certificates for 15 billion Mexican pesos in two tranches. In addition, in September 2024, BBVA Mexico carried out a debt issue of USD 600m on international market for a term of five years and a fixed rate of 5.25%. Lastly, in October 2024, BBVA Mexico issued local bonds for 15.98 billion Mexican pesos in three tranches, one of them for USD 200m. The high participation and diversification achieved reaffirmed the confidence and interest of investors in BBVA Mexico.
In Turkey, Garanti BBVA issued two Tier 2 subordinated instruments in 2024, the first in February for USD 500m, with a coupon of 8.375% and a ten-year term, with an early redemption option in five years, and the second one in December for a total amount of USD 750m and a coupon of 8.125%, with a ten-year maturity and a repurchase option after five years. Simultaneous to the latter issue, a 5-day repurchase offer on a Tier 2 subordinated bond maturing in 2027 (USD 750m) was issued to the holders of the USD 134m bond and in December, announced the full redemption of a Tier 2 for 750m Turkish lira, effectively completed in February. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241m (SOFR+2.50%) and €179m (Euribor+2.25%), respectively. Finally, in December of the same year, Garanti BBVA announced the signing of a syndicated loan worth USD 244m (SOFR +1.75%) and €162.4m (Euribor +1.5%), with maturity at 367 days.
For its part, BBVA Peru issued in March 2024 a subordinated Tier 2 bond on the international market for USD 300m, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year. In parallel with this issue, a repurchase offer was also made on a USD 300 million Tier 2 subordinated bond with maturity in September 2029 for a participation of USD 163 million; the remaining USD 137 million were redeemed by executing the associated call option in September. In December signed the contract with the Inter-American Development Bank (hereinafter IDB) and the Development Finance Corporation (COFIDE) for the first tranche of a USD 100m social bond for a term of 5 years at SOFR+1.35%.
BBVA Colombia, together with the International Finance Corporation (IFC) and the IDB, issued in the second half of the year a three-tranche green biodiversity bond for an amount of USD 70m and a term of three years. Also on the subject of biodiversity, it received a loan from CAF in the amount of USD 50 million for a term of 5 years. Lastly, in November the first tranche of a USD 50 million subordinated bond (Tier 2) with the IDB was paid out.
BBVA Argentina issued in September, in the local market, 24.5 billion Argentine pesos (equivalent to about €23m) in senior debt a variable rate of Badlar+5%. With this issuance BBVA Argentina reopens the debt market in which it has not participated since 2019. Additionally,

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in December, two senior debt issues were made, one for an amount of 15,088m Argentine pesos (equivalent to about €14m) at a MET rate of 2.75% and the other for an amount of 37,707m Argentine pesos (equivalent to €35m) at a TAMAR rate of +2.74%.
In conclusion, 2024 has become one of the most active years in wholesale funding issuance in the history of BBVA, S.A., with about €8.9 billion funded in nine tranches. Considering also the issuance activity of BBVA Mexico, BBVA Turkey, BBVA Peru and BBVA Colombia, the access to international markets increases by USD 3.47 billion, which shows the strength of the Group´s access to wholesale markets from its main issuance units.
In addition, on January 14, 2025 BBVA, S.A. issued an AT1 for an amount of USD 1.0 billion, with an early redemption option after seven years and on February 25, issued a T2 amounting €1.0 billion, with a call option in February 2032. On the contrary, on January 28, 2025, BBVA announced its irrevocable decision to fully redeem on March 5, 2025, an AT1 issued in 2019 for USD 1 billion.
4.5.4.Liquidity and funding prospects
Article 435 (1) a), 451a (1) CRR
EU LIQA a)
The Group faces 2025 with a comfortable liquidity situation in all the territories it operates in. The funding structure based on stable customer deposits and oriented toward the long term, as well as the proven capacity to access capital markets, allows to comfortably face the moderate volume of maturities expected for the coming quarters.
The following table is a breakdown of wholesale funding maturities of the most significant units of the Group according to their nature:

Table 73. Maturity of wholesale issuances of Balance Euro by nature (Million Euros)

Type of issuance	2025	2026	2027	After 2026	Total
Senior debt	4,748	1,991	2,250	5,808	14,797
Non preferred senior debt	1,963	1,170	1,972	3,103	8,207
Mortgage-covered bonds	2,371	1,000	1,693	850	5,915
Public-covered bonds	—	—	—	—	—
Preferred shares (1)	963	1,000	963	2,713	5,638
Subordinated debt(1)	1,187	362	1,282	4,622	7,453
Structured financing (2)	1,569	1,628	1,538	4,707	9,442
Total	12,802	7,151	9,699	21,801	51,452
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.
(2) Includes Global Markets MTN programme amounts not eligible as MREL, classified according to their earliest repayment option.

Table 74. Maturity of wholesale issuances of BBVA Mexico by nature (Million Euros)

Type of issuance	2025	2026	2027	After 2026	Total
Senior debt	760	1,331	1,679	1,890	5,660
Subordinated debt(1)	—	—	—	3,514	3,514
Total	760	1,331	1,679	5,404	9,174
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.

Table 75. Maturity of wholesale issuances of BBVA Garanti by nature (Million Euros)

Type of issuance	2025	2026	2027	After 2026	Total
Senior debt	619	27	32	—	678
Mortgage-covered bonds	—	—	—	—	—
Subordinated debt(1)	—	—	591	1,200	1,792
Securitisations	39	11	11	11	71
Syndicated loans	807	—	—	—	807
Other long term financial instruments	239	38	7	1,585	1,868
Total	1,704	76	641	2,796	5,216
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.

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Table 76. Maturity of wholesale issues of South America by nature (Million Euros)

Type of issuance	2025	2026	2027	After 2026	Total
Senior debt	40	189	—	459	688
Subordinated debt(1)	388	35	—	495	918
Total	428	224	—	954	1,606
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.
Going into 2025, one of the main objectives of the Group's funding strategy is maintaining the strength of the financing structure based on the growth of stable customer resources; diversifying the different sources of financing and ensuring the availability of sufficient levels of liquid assets; and optimizing the generation of collateral, for compliance with regulatory ratios, and other internal metrics to monitor liquidity and funding risk, including stress scenarios.
4.5.5.LCR disclosure
Article 451a (1), (2) a), b), c) CRR
EU LIQB a), b), c), d), e), f)
A breakdown of the LCR disclosure as of December 31, 2024 is shown below, according to Article 435 of Regulation (EU) No 575/2013. These figures are calculated as simple averages of end-of-month observations from the twelve months preceding each quarter. No transfer of liquidity is assumed between subsidiaries, and therefore no excess liquidity is transferred from the entities abroad to the consolidated figures displayed in the following table:

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Table 77. EU LIQ1: Liquidity Coverage Ratio disclosure (Rounded Million Euros)

	Total unweighted value (average)					Total weighted value (average)
	December	September	June	March	December	December	September	June	March	December
End of the quarter	12-31-2024	9-30-2024	6-30-2024	3-31-2024	12-31-2023	12-31-2024	9-30-2024	6-30-2024	3-31-2024	12-31-2023
Number of data points used in the calculation of averages	12	12	12	12	12	12	12	12	12	12
High-quality liquid assets
Total high-quality liquid assets (HQLA)						106,927	107,106	105,561	104,238	102,242
Cash-outflows
Retail deposits and deposits from small business customers, of which:	256,593	255,068	255,043	254,140	252,828	17,862	17,537	17,323	17,094	16,900
Stable deposits	162,716	163,331	164,719	165,913	167,005	8,136	8,167	8,236	8,296	8,350
Less stable deposits	83,491	80,919	78,883	76,586	74,580	9,726	9,371	9,087	8,798	8,550
Unsecured wholesale funding	144,344	139,398	135,375	131,606	128,620	57,095	54,791	53,610	52,309	51,546
Operational deposits (all counterparties) and deposits in networks of cooperative banks	68,738	65,820	62,571	60,696	59,559	15,782	15,070	14,279	13,839	13,582
Non-operational deposits (all counterparties)	72,926	71,104	70,311	69,059	67,596	38,633	37,247	36,838	36,619	36,499
Unsecured debt	2,680	2,474	2,493	1,851	1,465	2,680	2,474	2,493	1,851	1,465
Secured wholesale funding						4,935	5,550	5,873	6,043	5,735
Additional requirements	95,576	92,392	90,065	88,011	87,693	16,345	16,305	16,646	16,550	17,523
Outflows related to derivative exposures and other collateral requirements(1)	4,582	4,926	5,687	5,973	7,149	4,582	4,926	5,687	5,973	7,137
Outflows related to loss of funding on debt products	—	—	—	10	125	—	—	—	10	125
Credit and liquidity facilities	90,994	87,466	84,378	82,028	80,419	11,763	11,379	10,959	10,567	10,261
Other contractual funding obligations	18,413	19,122	19,550	19,423	19,022	3,625	3,780	3,515	3,002	2,573
Other contingent funding obligations	136,973	131,250	125,867	119,365	113,891	5,167	5,053	4,867	4,637	4,438
Total cash outflows						105,029	103,016	101,834	99,635	98,715
Cash - inflows
Secured lending (e.g. reverse repos)	37,624	37,548	36,132	35,434	32,464	2,470	2,527	2,330	2,141	1,917
Inflows from fully performing exposures	40,865	39,450	38,875	38,154	37,314	26,752	25,850	25,478	24,843	24,291
Other cash inflows	2,599	2,528	2,750	2,593	3,570	2,599	2,528	2,750	2,593	3,570
(Difference between total weighted inflows and total weighted outflows arising from transactions in third countries where there are transfer restrictions or which are denominated in non-convertible currencies)
(Excess inflows from a related specialised credit institutions)
Total cash inflows	81,088	79,527	77,757	76,181	73,348	31,821	30,905	30,558	29,577	29,777
Fully exempt inflows
Inflows subject to 90% cap
Inflows subject to 75% cap	81,088	79,527	77,757	76,181	73,348	31,821	30,905	30,558	29,577	29,777
Total adjusted value
Liquidity buffer						106,927	107,106	105,561	104,238	102,242
Total net cash outflows						73,206	72,111	71,276	70,060	68,939
Liquidity coverage ratio (%)						146%	149%	148%	149%	148%

Liquidity buffer (including excess liquidity of subsidiaries)						130,613	132,737	132,711	132,516	130,770
Total net cash outflows						73,206	72,111	71,276	70,060	68,939
Liquidity coverage ratio (%)						178%	184%	186%	189%	190%
(1) Includes the amount of the collateral that the entity would have to provide in case of a credit downgrade, according to CRR Article 439(d).

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Since liquidity transferability between subsidiaries is not assumed, BBVA Group's consolidated ratio is primarily determined by BBVA S.A.'s ratio and the volume of outflows from entities abroad. The evolution of the consolidated ratio is closely linked to the performance of BBVA S.A.'s LCR. Throughout the series shown in the table, the LCR has remained at high levels, reflecting the Group’s strong and ample liquidity position..
As regards the numerator of the ratio, one of the key elements in the BBVA Group's management of liquidity and funding is the maintenance of large high-quality liquidity buffers in all geographic areas. In the last 12 months, the Group maintained an average volume of high quality liquid assets (HQLA) of €106.9 billion (€130.6 billion considering the excess liquidity of all the banks abroad), of which 97% corresponded to top quality assets (level 1).
As regards the composition of the denominator of the LCR, the main source of funding for all the Group's banks is retail deposits, liabilities of a stable nature which therefore produce fewer potential outflows in the LCR ratio. The Group also has sources of wholesale funding that are adequately diversified in terms of maturity, instrument, market, currency and counterparty, oriented toward the long term, which are considered less stable for the purposes of the LCR, generating greater potential outflows.
Regarding the sustainability of wholesale funding as a source of funding, this depends on the degree of diversification. In particular, in order to ensure adequate diversification by counterparties, specific concentration thresholds are set and must be met at all times by each LMU. As of December 31, 2024, except for the positions against central clearing houses and the secured funding operations with several Central Banks, the Group has no counterparties that maintain balances greater than 1,3% of the Group's total liabilities and the weight of the first 10 counterparties per balance represents 5,5%.
The establishment of an independent control framework for the Euro, USA, Mexico and Turkey LMUs, allows compliance with the Liquidity and Finance corporate requirements on the four main currencies in which the BBVA Group operates: Euro, Dollar, Mexican Peso and Turkish Lira.
With the exception of the dollar, significant currencies at the Group level are fully managed by entities resident in the jurisdictions of each of them, with their funding needs covered in the local markets in which they operate.
For those LMUs operating in dollarised economies (Argentina, Peru, Mexico and Turkey) there are specific regulatory requirements that limit the level of risk of each subsidiary. In addition, the LCR in US dollars in all of them exceeds 100%.
Finally, the Group's exposure to derivatives is limited (see section on counterparty risk exposure). In addition, the LCR of the different LMU’s includes liquidity outflows arising from the need to post additional collateral, the most relevant cases being the deterioration of the entity's credit quality, the excess collateral to be returned to the counterparty, and the impact of an adverse market scenario. For the quantification of additional collateral in case of adverse market scenarios, a Historical Look Back Approach is used in accordance with the EBA RTS (Article 423(3) of the CRR).
4.5.6.Net Stable Funding Ratio
Article 451a (1), (3) a), b), c) CRR
Within its risk appetite framework, BBVA has included the NSFR indicator within the limits scheme for both the Group as a whole and for each individual LMU, aimed at keeping this metric at a comfortable level above 100%.
A table including the main components of NSFR is shown below:

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Table 78. EU LIQ2 - Net Stable Funding Ratio (NSFR) (Rounded Million euros. 12-31-2024)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	60,705	—	—	11,231	71,935
Own funds	60,705	—	—	9,858	70,563
Other capital instruments		—	—	1,373	1,373
Retail deposits		257,977	4,560	903	245,570
Stable deposits		165,546	2,129	267	159,558
Less stable deposits		92,432	2,430	636	86,012
Wholesale funding:		265,466	17,615	48,417	134,204
Operational deposits		74,540	—	—	37,270
Other wholesale funding		190,926	17,615	48,417	96,934
Interdependent liabilities		—	—	—	—
Other liabilities:	—	23,680	3	12,315	12,317
NSFR derivative liabilities	—
All other liabilities and capital instruments not included in the above categories		23,680	3	12,315	12,317
Total available stable funding (ASF)					464,027
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					5,960
Assets encumbered for a residual maturity of one year or more in a cover pool		124	130	3,466	3,162
Deposits held at other financial institutions for operational purposes		174	—	—	87
Performing loans and securities:		155,164	42,725	276,764	293,063
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		25,819	2,353	6,865	8,953
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		19,550	2,918	10,159	13,513
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		88,895	30,256	162,624	193,754
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		7,302	2,940	23,448	20,608
Performing residential mortgages, of which:		2,921	2,924	83,980	61,034
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,437	2,465	67,437	46,470
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		17,978	4,274	13,136	15,809
Interdependent assets		—	—	—	—
Other assets:	—	21,748	1,920	47,823	53,301
Physical traded commodities				445	378
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	1,353	1,150
NSFR derivative assets		3,382	—	—	3,382
NSFR derivative liabilities before deduction of variation margin posted		9,974	—	—	499
All other assets not included in the above categories		8,392	1,920	46,025	47,892
Off-balance sheet items		41,727	4,266	128,093	9,262
Total RSF					364,835
Net Stable Funding Ratio (%)					127%

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EU LIQ2 - Net Stable Funding Ratio (NSFR) (Rounded Million euros. 12-31-2023)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	56,522	—	—	8,775	65,297
Own funds	56,522	—	—	8,182	64,704
Other capital instruments		—	—	593	593
Retail deposits		250,344	5,283	2,011	240,551
Stable deposits		167,868	1,651	746	161,789
Less stable deposits		82,475	3,632	1,266	78,762
Wholesale funding:		283,060	18,728	48,865	122,582
Operational deposits		63,141	—	—	31,570
Other wholesale funding		219,920	18,728	48,865	91,012
Interdependent liabilities		—	—	—	—
Other liabilities:	3,177	21,921	15	11,269	11,276
NSFR derivative liabilities	3,177
All other liabilities and capital instruments not included in the above categories		21,921	15	11,269	11,276
Total available stable funding (ASF)					439,706
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					6,256
Assets encumbered for a residual maturity of one year or more in a cover pool		220	211	5,785	5,283
Deposits held at other financial institutions for operational purposes		140	—	—	70
Performing loans and securities:		165,724	42,743	255,974	270,036
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		51,394	3,146	4,501	6,319
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		22,024	3,135	11,304	14,590
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		77,334	29,725	150,376	178,043
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		5,895	2,759	20,069	17,529
Performing residential mortgages, of which:		2,748	2,789	81,223	59,917
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,174	2,245	60,757	41,919
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		12,224	3,949	8,570	11,166
Interdependent assets		—	—	—	—
Other assets:	—	26,189	278	41,599	46,332
Physical traded commodities				168	143
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	1,126	957
NSFR derivative assets		3,097	—	—	3,097
NSFR derivative liabilities before deduction of variation margin posted		9,398	—	—	470
All other assets not included in the above categories		13,694	278	40,305	41,665
Off-balance sheet items		7,412	2,339	135,627	7,966
Total RSF					335,942
Net Stable Funding Ratio (%)					131%
The table shows a balanced funding structure that maintains a significant volume of retail deposits as the main source of funding for investment activity. This type of funds is characterised by a more favourable treatment for NSFR purposes, given its low sensitivity to market fluctuations and its low volatility in aggregate balances per transaction, as a result of customer linkage. This results in a level of NSFR that comfortably exceeds the regulatory requirement of 100%, with a stable evolution over time.

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4.5.7.Encumbered assets in funding operations
Article 443 CRR
EU AE4
In relation to the management of encumbered liquid assets15, all LMUs maintain adequate positions not only to cover the minimum survival periods in a stress situation, but also uncollateralised wholesale liabilities, which are ultimately the most affected by the ratio of encumbered assets.
All of the Group's LMUs have implemented procedures and controls to ensure that the risk associated with the management of guarantees and asset assessment are properly identified, controlled and managed in compliance with the Corporate Liquidity and Financing Risk Policy, highlighting: i) monitoring and control scheme for encumbered assets risk indicators, ii) periodic evaluation of stress scenarios as a result of the risk levels achieved, and iii) a contingency plan with action measures based on the degree of criticality and immediacy of the situation.
The impact on the business model of the level of the asset pledging, as well as the importance in the Group's funding model is low because the funding is based on stable customer deposits, the dependence on short term funding is reduced, and a robust funding structure is maintained, with a moderate level of encumbered assets.
The ratio of encumbered assets to total assets for the main LMUs as of December 31, 2024 and December 31, 2023 is:

Table 79. Encumbered assets over total assets ratio

	2024	2023
BBVA Group	14%	18%
LMU Euro	15%	22%
LMU Mexico	16%	13%
LMU Garanti	5%	6%
The Group mainly has the following sources of encumbrance:
•Assets sold under repurchase agreement
Collateralized financing transactions through repurchase agreements are among the short-term sources of funding. These transactions play an important role in the Group's encumbered assets, with debt securities being the main asset used.
•Assets pledged with Central Banks
The role of central banks as ultimate liquidity providers is one of the key contingent funding resources in the event of stress in the financial markets. In this regard, and in accordance with the principles established for collateral management, the Group's strategy is to maintain extensive credit facilities with the respective central banks by pledging assets as collateral in those geographical areas where these instruments exist as part of monetary policy.
Additionally, a relevant element has been, in the case of the ECB, the non-standard monetary policy measures related to the “Targeted Longer-Term Refinancing Operations” (TLTRO) to provide long-term financing with the aim of easing credit conditions for the private sector and stimulating financing for the real economy. As of December 31, 2024, BBVA S.A. has no balance drawn down in any TLTRO operation.
•Management of collateral agreements
The use of collateral is one of the most effective techniques to mitigate credit risk exposure arising from derivatives, repo transactions or securities lending. The assets currently used as collateral are: cash and debt securities.
•Securitisation
The issuance of securitisation represents one of the main potential sources of risk of assets pledged on the balance sheet. Depending on the type of assets backing the securitisation, the following classes are issued: residential mortgage-backed securities (RMBS), consumer loans and loans to SMEs. The impact of this pledging source is very low for the Group.
•Covered bonds
The issuance of covered bonds is one of the main sources of secured funding with a high degree of protection for bondholders. The issuances are backed by on-balance sheet assets that can be pooled and have a joint guarantee by the entity that will back the issuance in the event that the underlying assets are unable to meet payments. The products through which this type of funding is implemented are mortgage covered bonds, public covered bonds and internationalisation covered bonds.
Mortgage covered bonds are issued with first-rank mortgage loan collateral constituted in favour of the bank. These represent the majority of the Group's covered bond issuances. Public covered bonds are backed by loans and credits granted by the issuer to the State, to central and regional governments, local authorities and autonomous bodies dependent on them, as well as other analogous entities of the European Economic Area. Finally, internationalization bonds are issued to guarantee credits and loans linked to the
15 An asset is considered encumbered if it is subject to any form of agreement with the objective of ensuring, collateralizing or improving the credit quality of a transaction, and it cannot be freely removed. In any case, the consideration of a committed asset is not based on an explicit legal definition, such as the transfer of a title, but on an economic criterion, so any asset that is subject to any restriction to be used or to replace another asset, is considered pledged.

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funding of contracts for the export of goods and services or for the internationalization of companies.
Regarding the specific overcollateralization applied to these issuances:
Royal Decree-Law 24/2021 transposing Directive (EU) 2019/2162 on covered bonds with effect from July 8, 2022 establishes that mortgage, public and internationalization covered bonds must have the minimum level of legal over-collateralization foreseen in the first paragraph of Article 129.3a of Regulation (EU) No. 575/2013 of June 26, 2013 (CRR), which is established at 5% over the nominal value.
This regulation establishes that the cover pool must include at all times an additional liquidity buffer consisting of high quality liquid assets available to cover the maximum accumulated net liquidity outflow in the 180 days following the covered bond program. As of December 2024, this liquidity buffer is formed by level 1 debt securities.
Within the Group there are units responsible for the execution, monitoring and control of this type of issuances, as well as the calculation of the additional capacity issuances, with the aim of ensuring that the entity is not over-issued and that it complies with the established limits of the Asset Encumbrance Ratio.
The following table shows assets pledge as collateral (loans) underlying the issuance of covered bonds, as well as the total issued and excess capacity to issue as of December 31, 2024:

Table 80. Covered bonds (Million Euros. 12-31-2024)

Retained
Retained used	14,140
Retained not used	2,400
Placed on market	5,915
Total covered bonds issued	22,455
Eligible collateral to consider	64,099
Maximum to issue	61,047
Capacity to issue	38,592
The carrying amount, both encumbered and unencumbered, of the pool of assets underlying the retained securitization and covered bonds, as well as the carrying amount of the related issued liabilities as of December 31, 2024, is shown in the following table:

Table 81. Covered bonds and securitisations issued and retained (Million Euros. 12-31-2024)

	Carrying amount of underlying assets		Carrying amount of liabilities issued retained
	Unencumbered	Encumbered	Unencumbered	Encumbered
Covered bonds and securitisation issued and retained	40,241	3,540	39,544	3,410
Covered bonds issued and retained	14,637	2,730	13,940	2,600
Securitisation issued and retained	25,604	810	25,604	810
The assets on the balance sheet and the collaterals received that, as of December 31, 2024, are encumbered (provided as collateral or guarantee with respect to certain liabilities), as well as the collateral that is unencumbered, are shown below. It should be noted that the value used for the purpose of this disclosure is the carrying amount and fair value, for both the assets on the balance sheet and the encumbered and unencumbered guarantees received. The balances are calculated as annual medians using as a sample the four quarters of the last year.

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Table 82. EU AE1 - Encumbered and unencumbered Assets (Million Euros. 12-31-2024)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	72,642	44,853			671,687	99,686
Equity instruments	766	544	766	544	9,242	5,063	9,242	5,063
Debt securities	46,835	44,309	47,942	45,206	76,799	46,644	75,935	45,321
Of which: covered bonds	143	140	143	143	1,974	1,951	1,962	1,939
Of which: ABSs	—	—	—	—	64	—	64	—
Of which: issued by general governments	40,581	40,581	41,541	41,484	67,694	44,006	66,880	42,676
Of which: issued by financial corporations	2,544	700	2,613	692	5,984	2,281	5,911	2,271
Of which: issued by non- financial corporations	3,738	2,801	3,708	2,786	1,626	316	1,676	311
Other assets	23,577	—			584,266	47,336

EU AE1 - Encumbered and unencumbered Assets (Million Euros. 12-31-2023)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	88,358	54,860			645,488	98,883
Equity instruments	979	486	979	486	4,535	2,339	4,535	2,339
Debt securities	57,487	54,139	57,048	53,348	61,010	33,337	62,208	33,097
Of which: covered bonds	294	294	293	293	1,768	1,749	1,743	1,725
Of which: ABSs	—	—	—	—	106	—	106	—
Of which: issued by general governments	51,056	50,517	50,194	49,548	51,096	31,329	52,440	31,120
Of which: issued by financial corporations	3,183	1,189	3,321	1,180	5,104	1,837	4,971	1,814
Of which: issued by non- financial corporations	4,060	2,832	4,015	2,804	1,583	188	1,623	179
Other assets	28,444	—			580,087	64,247
The encumbered assets included in the "Other Assets" row of the EU AE1 table correspond to demand loans and loan advances mainly backing central bank financing, collateral deliveries for derivative transactions and the issuance of mortgage bonds and securitization bonds.
12% of unencumbered assets are considered unavailable for encumbrance in the business as usual of the BBVA Group's business, corresponding mainly to property, plant and equipment, deferred tax assets and derivatives.
The fair value of collateral received , as well as the own securities issued as of December 31, 2024 and December 31, 2023 is below:

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Table 83. EU AE2 - Collateral received (Million Euros. 12-31-2024)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	56,301	47,972	15,054	8,588
Loans on demand	—	—	—	—
Equity instruments	708	446	317	88
Debt securities	55,593	47,526	14,846	8,501
Of which: covered bonds	9,850	9,811	704	551
Of which: ABSs	646	—	238	—
Of which: issued by general governments	37,239	33,367	10,829	7,271
Of which: issued by financial corporations	14,419	10,400	2,976	1,194
Of which: issued by non- financial corporations	3,727	1,798	551	45
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage-covered bonds or ABSs	—	—	72	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			38,512	—
Total assets, collateral received and own debt securities issued	128,210	93,154

EU AE2 - Collateral received (Million Euros. 12-31-2023)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	61,365	49,599	13,384	4,127
Loans on demand	—	—	—	—
Equity instruments	551	108	135	30
Debt securities	60,828	49,496	13,335	4,107
Of which: covered bonds	6,128	1,804	800	723
Of which: ABSs	551	—	38	—
Of which: issued by general governments	49,218	46,643	10,300	3,687
Of which: issued by financial corporations	9,242	2,250	2,269	738
Of which: issued by non- financial corporations	2,367	506	355	13
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage-covered bonds or ABSs	3	—	74	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			37,439	—
Total assets, collateral received and own debt securities issued	152,661	104,334
The off-balance sheet collateral received mostly reflects reverse repurchase agreements of debt securities, mostly sovereign.
The sources of encumbrance with the associated collateral as of December 31, 2024 and December 31, 2023 are below:

Table 84. EU AE3 - Sources of encumbrance (Million Euros)

	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own securities issued other than mortgage-covered bonds, public-covered bonds and ABSs encumbered
Carrying amount of selected financial liabilities 2024	126,150	125,103
Carrying amount of selected financial liabilities 2023	148,508	149,547
There are assets without associated liabilities that correspond mainly to security lending operations, and in a lesser extent to guarantees granted as collateral to be able to operate in certain markets.

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4.6.Operational Risk
BBVA defines operational risk (“OR”) as any risk that could result in losses caused by human error; inadequate or flawed internal processes; undue conduct with respect to customers, markets or the institution; weaknesses in the antimoney laundering and financing of terrorist programs; failures, interruptions or flaws in systems or communications; theft, loss or wrong use of information, as well as deterioration of its quality, internal or external fraud, including in any case those derived from cyberattacks; theft or harm to assets or persons; legal risks; risks derived from staff management and labor health; and defective service provided by suppliers; as well as damages from extreme climate events, pandemics and other natural disasters.
4.6.1.Operational risk management
Operational risk management is oriented toward the identification of the root causes to avoid their occurrence and mitigate possible consequences. This is carried out through the establishment of control framework and monitoring and the development of mitigation plans. The objective is to ensure that our activities are conducted with integrity and transparency, and in compliance with applicable regulations; increase the quality, safety and availability of the service provided, as long as minimizing the economic and reputational losses and their impact on the recurrent generation of results.
Operational risk management is integrated into the global risk management structure of the BBVA Group.
4.6.1.1.Operational risk management principles
Article 435 (1) a)
EU ORA a)
The BBVA Group is committed to preferably applying advanced operational risk management models, regardless of the capital calculation regulatory model applicable at the time. Operational risk management at the BBVA Group shall:
–Be aligned with the Risk Appetite Framework ratified by the BBVA Board of Directors, aiming to safeguard the solvency of the entity.
–Address BBVA's management needs in terms of compliance with legislation, regulations and industry standards, as well as the decisions or positioning of BBVA's corporate bodies.
–Anticipate the potential operational risk to which the Group may be exposed as a result of the creation or modification of products, activities, processes or systems, as well as decisions regarding the outsourcing or hiring of services, and establish mechanisms to assess and mitigate risk to a reasonable extent prior to implementation, as well as review the same on a regular basis.
–Regularly assess the significant operational risk to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while safeguarding the Group's solvency at all times.
–Promote the implementation of mechanisms that support careful monitoring of all sources of operational risk and the effectiveness of mitigation and control environments, fostering proactive risk management.
–Identify the relevant operational events already suffered, looking for their root causes and establishing measures to prevent the same, provided that the cost/benefit analysis so recommends.
–Evaluate key public events that have generated operational risk losses at other companies and support, where appropriate, the implementation of measures as required to prevent them from occurring at the Group.
–Stablish mechanisms to measure and monitor economic capital requirements, including stress scenarios to complement operational events already suffered.
–Have an effective system of governance in place, where the functions and responsibilities of the corporate areas and bodies involved in operational risk management are clearly defined.
–Operational risk management must be performed in coordination with management of other risk, taking into consideration credit or market events that may have an operational origin.

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4.6.1.2.Operational risk management model
Article 435 (1) a), c), d)
EU ORA a)
The operational risk management cycle at BBVA is similar to the one implemented for the rest of risks. Its elements are:
Operational risk management parameters
Operational risk forms part of the risk appetite framework of the Group and includes three types of metrics and limits:
–Economic capital: calculated with the operational losses database of the Group, considering the corresponding intra-geographical diversification effects and the additional estimation of potential and emerging risks through stress scenarios. The economic capital is regularly calculated for the main banks of the Group and simulation capabilities are available to anticipate the impact of changes on the risk profile or new potential events.
–ORI metrics (Operational Risk Indicator: operational risk losses vs. gross income) broken down by geography.
–Indicators on sources of risk: a more granular common scheme of metrics (indicators and limits) covering the main types of operational risk is implemented throughout the Group. These metrics make it possible to intensify the anticipatory management of risk and objectify the appetite to different sources of risk. The indicators are regularly reviewed and adjusted to capture the main current risks.
Operational risk admission
The main purposes of the operational risk admission phase are the following:
–To anticipate potential operational risk to which the Group may be exposed due to the release of new, or modification of businesses, products, activities, processes or systems or in relations with third parties (e.g. in the outsourcing of bank processes to third parties).
–To ensure that implementation and the roll out of initiatives is only performed once appropriate mitigation measures have been taken in each case, including external assurance of risks where deemed appropriate.
The Corporate Non-Financial Risk Management Policy sets out the specific operational risk admission framework through different Operational Risk Admission and Product Governance Committees, both at a corporate and Business Area level, that follow a delegation structure based on the risk level of proposed initiatives.

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Operational risk monitoring
BBVA promotes the continuous monitoring by each Area of the due functioning and effectiveness of its control environment.
The purpose of this phase is to check that the operational risk profile of the Group is within the authorized limits. Operational risk monitoring considers 2 scopes:
–Monitoring the operational risk admission process, oriented toward checking that accepted risks levels are within the limits and that defined controls are effective.
–Monitoring the operational risk "stock" mainly associated with processes. This is done by carrying out a periodic re-evaluation in order to generate and maintain an updated map of the relevant operational risks in each Area, and evaluate the adequacy of the monitoring and mitigation environment for said risks. When weaknesses are detected, action plans are promoted.
Operational risk monitoring is mainly supported by the following processes:
Risk and Control Self-Assessment (RCSA)
The RCSA is the process implemented in the Group to systematize the periodic updating of the risks to which the Group is exposed; for this purpose, different sources of information are taken into account, both internal and external (emerging risks in the industry, events occurring in other entities or in the BBVA Group itself, new regulations applicable to the entity, weaknesses identified by internal or external auditors and supervisors, etc.).
The risks identified are evaluated in order to focus monitoring and management efforts on those whose impacts may generate negative consequences for the Group beyond those that are reasonable in the course of its ordinary activities.
For the most relevant risks, an evaluation is made of the existing mitigating elements, in order to determine their sufficiency for the adequate mitigation of the risks or their eventual consequences; if the mitigating elements are considered insufficient or their operation is not adequate, the definition and implementation of mitigation measures is promoted.
This process is supported by a corporate Governance, Risk & Compliance tool that monitors the operational risk at a local level and its aggregation at a corporate level.
Monitoring of management parameters
The monitoring of management parameters allows the Group to identify sources of risk that behave abnormally, exceeding the established appetite levels, as well as relevant sources of risk not previously identified or underestimated; in these situations, the Group activates mechanisms to identify the root causes of these situations and to reinforce the mitigation environment, thus contributing to the Group's RCSA process.
The RCSA, together with the operational risk admission process and the management derived from the monitoring of forward-looking parameters, make up the main structure of the Group's operational risk proactive management processes.
Operational loss collection
In addition, and in line with the best practices and recommendations provided by the Bank for International Settlements (hereinafter, BIS), BBVA has procedures to collect the operational losses occurred both in the different entities of the Group and in other financial groups, with the appropriate level of detail to carry out an effective analysis that provides useful information for management purposes and to contrast the consistency of the Group's operational risks map. To that end, a corporate tool of the Group is used.
The analysis of operational losses and their trends may reveal the materialization of risks that have not been adequately identified, evaluated or mitigated, thus allowing feedback to the RCSA exercise while promoting mitigation measures to prevent their future occurrence.
As a result of the monitoring activities, a risk assessment is produced, both, at consolidated and local level, allowing to focus management and mitigation efforts.
Operational risk mitigation
The Group promotes the proactive mitigation of the non-financial risks to which it is exposed and which are identified in the monitoring activities.
In order to rollout common monitoring and anticipated mitigation practices throughout the Group, several cross-sectional plans are being promoted related to relevant events, lived by the Group or by the industry, self-assessments and recommendations from auditors and supervisors in different geographies, thereby analyzing the best practices at the selected topics and fostering comprehensive action plans to strengthen and standardize the control environment.
Assurance of operational risk
Assurance is one of the possible options for managing the operational risk to which the Group is exposed, and mainly has two potential purposes:
–Coverage of extreme situations linked to recurrent events that are difficult to mitigate or can only be partially mitigated by other means.
–Coverage of non-recurrent events that could have significant financial impact, if they occurred.

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The Group has a general framework that regulates this area, and allows systematizing risk assurance decisions, aligning insurance coverage with the risks to which the Group is exposed and reinforcing governance in the decision-making process of arranging insurance policies.
4.6.1.3.Operational risk governance
Article 435 (1) b)
EU ORA a)
BBVA Group's operational risk governance model is based on two components:
–Three-line defense control model, in line with industry best practices, and which guarantees compliance with the most advanced operational risk internal control standards.
–Scheme of Corporate Assurance Committees and Internal Control and Operational Risk Committees in the different business and support areas.
Three lines of defense control model
1.- First line of defense: composed of the Business and Support Areas in charge of managing operational risks in their products, activities, processes and systems, including those present in activities that depend on third parties.
The Areas integrate operational risk management into their day-to-day activities, identifying and evaluating operational risks, carrying out controls, assessing the adequacy of their control environment and executing mitigation plans for those risks in which control weaknesses are identified.
2.- Second line of defense: composed of:
(i) the Non-Financial Risk Units, in charge of designing and maintaining the Group's Operational Risk management model, and assessing the degree of application within the scope of the different Areas; and.
(ii) the Specialized Control Units, structured in alignment with the different risk types, define the General Mitigation, Control and Monitoring Framework for the risks in their respective areas, and carry out an independent assessment of the adequacy of the control environment implemented by the first line of defense.
The Non-Financial Risk Units and the Specialist Units are located in the Regulation and Internal Control area in order to ensure a coordinated action of the second line of defense and to preserve their independence with respect to the first line of defense.
3.- Third line of defense: performed by BBVA Internal Audit, which:
•Performs an independent review of the control model, verifying compliance with and effectiveness of established general policies.
•Provides independent information on the control environment to the Corporate Assurance Committees.
Corporate Assurance Committee Scheme
Corporate Assurance establishes a structure of committees, both at local and corporate level, to provide senior management with a comprehensive and homogeneous vision of the main non-financial risks and significant situations of the control environment.
Each geographical area has a Corporate Assurance Committee chaired by the Country Manager and whose main functions are:
–Facilitate agile and anticipatory decision-making for the mitigation or assumption of the main risks.
–Monitoring the changes in the non-financial risks and their alignment with the defined strategies and policies and the risk appetite.
–Analyzing and assessing controls and measures established to mitigate the impact of the risks identified, should they materialize.
–Making decisions about the proposals for risk taking that are conveyed by the working groups or that arise in the Committee itself
–Promoting transparency by promoting the proactive participation of the three lines of defense in discharging their responsibilities and the rest of the organization in this area
At the holding level there is a Global Corporate Assurance Committee, chaired by the Group's Chief Executive Officer. Its main functions are similar to those already described but applicable to the most important issues that are escalated from the geographies and the holding company areas.
The business and support areas have an Internal Control and Operational Risk Committee, whose purpose is to ensure the due implementation of the operational risk management model within its scope of action and drive active management of such risk, taking mitigation decisions when control weaknesses are identified and monitoring the same.

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Additionally, the Non-Financial Risk unit periodically reports the status of the management of non-financial risks in the Group to the Board's Risk and Compliance Committee.
4.6.2.Methods used for calculating capital
Article 446 CRR
EU ORA b)
All Group entities apply any type of the standard method for calculating their capital requirements for operational risk, except for Bolivia and the international subsidiaries of Garanti Bank, where the basic method is applied.
BBVA maintains its maximum commitment to effective and anticipatory management of operational risks as a key tool to contribute, not only to minimizing the economic impact of operational events in the Group, but also as an instrument to increase the quality of the service provided and contribute to the achievement of the strategic objectives of the Entity.
Both the basic and standardised approaches use fixed parameters to calculate regulatory capital for operational risk:
•Basic method: according to Chapter 2 of Title III of the CRR, the capital requirement for operational risk using the basic method is calculated as the three-year average of relevant income multiplied by a single factor established by the Regulator, which amounts to 15%. The sum of the following elements of the profit and loss account is defined as relevant income:
◦Income from interest and other similar income
◦Interest expense and other similar charges
◦Return on equities and other fixed- or variable-income securities
◦Fees receivable
◦Fees payable
◦Net trading income
◦Other operating income
•Standardised and alternative standardised approaches: according to Chapter 3 of Title III of the CRR, capital requirement for operational risk using the standard method is calculated as the three-year average of relevant income multiplied by a factor established by the Regulator for each business line.
The following table shows the operational risk capital requirements broken down according to the calculation models used and the relevant indicator as of last three years:

Table 85. EU OR1 - Regulatory capital for Operational Risk (Million Euros. 12-31-2024)

Banking activities	Relevant indicator			Own funds requirements	Risk weighted exposure amount
	Year-3	Year-2	Last year
Banking activities subject to basic indicator approach (BIA)	415	850	1,112	119	1,485
Banking activities subject to standardised (TSA) / alternative standardised (ASA) approaches	14,384	18,199	22,507	2,505	31,314
Subject to TSA:	11,266	14,806	18,647
Subject to ASA:	3,118	3,394	3,859
Banking activities subject to advanced measurement approaches AMA	—	—	—	—	—
Total				2,624	32,799

EU OR1 - Regulatory capital for Operational Risk (Million Euros. 12-31-2023)

Banking activities	Relevant indicator			Own funds requirements	Risk weighted exposure amount
	Year-3	Year-2	Last year
Banking activities subject to basic indicator approach (BIA)	594	494	986	104	1,297
Banking activities subject to standardised (TSA) / alternative standardised (ASA) approaches	13,445	16,792	21,905	2,361	29,508
Subject to TSA:	10,353	13,333	18,132
Subject to ASA:	3,092	3,460	3,774
Banking activities subject to advanced measurement approaches AMA	—	—	—	—	—
Total				2,464	30,805
In 2024, capital requirements for operational risk in the BBVA Group have increased mainly due to the growth of relevant indicators, mainly in Spain, Argentina and the US. Of note was the growth in Spain, due to the increase in net interest income, backed by the rise in customer spreads. Growth in Argentina was also due to increased activity in a hyperinflationary environment. The growth is partially offset by changes in exchange rates.

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4.6.3.Group’s operational risk profile
BBVA’s operational risk profile by risk type (Group and countries) in 2024 is as follows:

Chart 23. Operational Risk by risk and country

SPAIN

10.34%
8.43%
9.23%
5.36%
5.17%
61.53%

* During 2024, there was recoveries in Disasters. There is no percentage for this category.

TURKEY

5.06%
0.26%
0.06%
3.63%
2.22%
2.53%
91.12%

* In the year 2024, in Turkey there has been a release of provisions for Commercial practices, in excess of total operational losses. Therefore, this category does not indicate any percentage value.

MEXICO

0.37%
3.61%
0.11%
7.80%
28.65%
59.47%

OTHERS

10.60%
0.54%
0.05%
15.86%
7.18%
2.63%
21.94%
41.19%

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4.7.Risks on cryptoassets
Article 451b CRR
As indicated in section 2.2.2, the CRR3 was published in the OJEU in June 2024. While its date of application was foreseen for 1 January 2025. However, certain articles entered into force on 9 July 2024. These include Article 451b, which requires disclosure of information on exposures to crypto-assets and related activities. Within the framework of this requirement, BBVA includes this section as part of the Pillar 3 report, for the first time.
The Group uses the definition of a cryptoasset as set out in Regulation (EU) 2023/1114 on markets in crypto-asset (hereinafter, MiCA). According to this Regulation, a crypto-asset is a digital representation of a value or of a right that is able to be transferred and stored electronically using distributed ledger technology or similar technology.
BBVA adheres to various regulatory frameworks for its crypto-assets offering, including MiCA in the European Union, which sets standards for the issuance and the provision of crypto-assets services as well as a framework for crypto-asset service providers. Also for the European Union, under the aforementioned CRR3, a transitional prudential framework for credit institutions' exposure to crypto-assets is in place, effective from July 9, 2024, until Basel standards are formally transposed in Europe. Draft RTS for this transitional treatment were published on January 8, 2025, and the final version of the ITS on reporting and disclosure were published in late 2024. BBVA applies the Swiss regulatory standards under FINMA supervision for its custody and trading services in Switzerland, while in Turkey, compliance is aligned with Capital Market Law No. 7518, which mandates licensing for crypto-asset service providers. This Law defines crypto-assets and establishes that Virtual Assets Service Providers (VASPs) must request a license from the Capital Markets Board (CMB).
As of December 31, 2024, BBVA Switzerland offers services that enable custody and administration, execution of orders and transfers of crypto-assets on behalf of its customers. This subsidiary doesn’t hold any position as fees are managed and paid by its order execution provider.
In Turkey, Garanti BBVA Kripto Varlık Alım Satım Platformu A.Ş (Garanti BBVA Kripto) operates a trading platform and provides custody and administration and transfers of crypto-assets on behalf of its customers. To enable these services, these subsidiaries need to handle a proprietary cryptoasset position for the following activities:
•Settlement of net traded volumes between the subsidiary liquidity providers and custody accounts to mitigate counterparty risk and maintain segregation of our customer crypto-assets.
•Pay network fees for the aforementioned settlements and customers’ outgoing transfers, as well as to advance customer withdrawals for unsettled funds.
The following table represents the amount of exposure to crypto-assets derived from these services and activities:

Table 86. EU CAE1 - Exposures to crypto-assets (Million Euros. 12-31-2024)

	Exposure value	Risk weighted exposures amounts (RWEA)	Own funds requirements
Tokenised traditional assets	—	—	—
Asset referencered tokens	—	—	—
Exposures to other crypto assets	1	13	1
Total	1	13	1
Memorandum item
Exposures to other crypto assets expressed as a percentage of the institution's T1 capital	—
In line with International Financial Reporting Standards (IFRS), BBVA classifies crypto-asset activities based on their nature. Proprietary positions for blockchain network fee payments and client advances are categorized as inventories, valued at the lower of cost or net realizable value. Custody activities for clients are recorded off-balance sheet, consistent with other securities custody operations, with the risk borne by clients.
The governance of crypto-asset services, like any other business of the bank, is subject to BBVA Group's corporate governance model. This model is structured through a set of policies and procedures that encompass general policies on customer conduct, non-financial risk management, and third-party service management, among others.
Additionally, this framework is complemented by specific committees that oversee and monitor each of the Group's businesses, including the trading and custody of crypto-assets, ensuring compliance with operational risk management frameworks and internal controls. Crypto-asset activities remain subject to the defined risk appetite parameters and are included within BBVA's risk measurement and monitoring mechanisms.

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The incorporation of crypto-asset services into BBVA's offerings complements and enhances its traditional business activities. By diversifying its client base, particularly among individuals and businesses with a focus on digital innovation, the bank strengthens customer retention while attracting new segments. This diversification is accompanied by additional fee-based revenue from activities such as custody or trading. The integration of these services, however, adds operational complexity, requiring the development of specialized infrastructure and robust risk management frameworks to ensure alignment with existing operations. Additionally, BBVA’s position as a forward-looking and innovative financial institution is reinforced by its crypto-asset capabilities, enhancing its competitiveness in a rapidly evolving market environment.
In March 2025, BBVA, S.A. has received the green light from the National Securities Market Commission (CNMV) to provide custody and execution services for cryptoassets trading orders in Spain. After completing this formality, the Bank is preparing to launch its offering for its retail customers, which will initially be available with bitcoin and ether.

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5.Information on remuneration

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In accordance with the provisions of article 85 of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions ("Act 10/2014") and article 93 of Royal Decree 84/2015 of February 13, implementing said Act ("Royal Decree 84/2015"), and pursuant to the provisions of the Bank of Spain Circular 2/2016 of February 2, to credit institutions on supervision and solvency, completing the adaptation of the Spanish legal system to Directive 2013/36/EU and Regulation (EU) nº.575/2013 (the "Bank of Spain Circular 2/2016"), credit institutions shall provide the public with and update periodically, and at least once a year, inter alia, information concerning their remuneration policies and practices established in section eight of Regulation 575/2013/EU, in relation to those categories of staff whose professional activities have a significant impact on the risk profile of the institution and/or its consolidated group (the "Identified Staff" or "Risk Takers").

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5.1.Information on the decision-making process used to establish the remuneration policy for the Identified Staff
Article 450 (1) a) CRR
EU REMA a)
In accordance with the provisions contained in the Bylaws of BBVA ("BBVA", the "Institution" or the "Bank"), the BBVA Board of Directors Regulations grant the Board the powers, among others, to approve the remuneration policy for directors, for submission to the General Shareholders' Meeting, that of senior management and the rest of the Identified Staff, as well as the determination of the remuneration of non-executive directors, and, in the case of executive directors, the corresponding remuneration for their executive functions and the remaining conditions to be respected in their contracts.
In addition, among the Committees constituted to support the Board in carrying out its functions, the Remuneration Committee is the body which assists it in remuneration matters related to its directors, senior management and the rest of the Identified Staff, ensuring observance of the remuneration policies established.
Thus, in accordance Article 5 of the Remuneration Committee Regulations, and without prejudice to any other functions assigned to it by law, the internal rules of the Bank or assigned to it by decision of the Board of Directors, the Remuneration Committee performs, on a general basis, the following functions:
1.Propose the directors' remuneration policy to the Board of Directors, for submission to the General Shareholders’ Meeting, likewise submitting the corresponding report, in the terms established by applicable regulations at any given time.
2.Determine the remuneration of non-executive directors, in accordance with the provisions of the directors' remuneration policy, submitting the corresponding proposals to the Board.
3.Determine the extent and amount of individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the directors' remuneration policy, submitting the corresponding proposals to the Board of Directors.
4.Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess their degree of achievement thereof, submitting the corresponding proposals to the Board.
5.Analyse, where appropriate, the need to make ex ante or ex post adjustments to variable remuneration, including the application of reduction or recovery clauses for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the relevant committees in each case.
6.Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank's directors, which will be submitted to the Annual General Shareholders’ Meeting as set out in applicable legislation.
7.Propose to the Board of Directors the remuneration policy for senior managers and the rest of the Identified Staff; and, oversee its implementation, including the supervision of the process for the identification of the aforementioned Staff.
8.Submit to the Board of Directors the Group's remuneration policy, which may include that of the senior managers and the rest of the Identified Staff, as indicated in the previous paragraph, and oversee its implementation.
9.Submit to the Board of Directors the proposed basic contractual conditions for senior managers, including their remuneration and severance payments in the event of termination.
10.Directly supervise the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation & Internal Control area and the Internal Audit area, submitting the corresponding proposals to the Board of Directors, based on proposals submitted to it in turn by the Risk and Compliance Committee and the Audit Committee, respectively.
11.Ensure compliance with the remuneration policies established by the Institution and review them periodically, proposing modifications, where appropriate, to ensure, among other things, that they are adequate to attract and retain the best professionals, so that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equality; in particular, ensure that the remuneration policies established by the

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Institution are subject to internal, central and independent review at least once a year.
12.Verify information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors.
13.Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in matters of remuneration, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.
At the end of 2024 financial year, the Remuneration Committee was composed of five members; all of them had the status of non-executive directors, with the majority being independent, including the Chair. The names, positions and status of the members of the Remuneration Committee are detailed in the following table (1):

Name and surname(s)	Position	Status
Dª. Ana Revenga Shanklin	Chair	Independent
Dª. Lourdes Máiz Carro	Member	Independent
Dª. Ana Peralta Moreno	Member	Independent
D. Carlos Salazar Lomelín	Member	External
D. Jan Verplancke	Member	Independent
(1) The composition of the Committees of the Board of Directors was amended on April 26, 2024.
The directors who have been members of the Remuneration Committee during 2024 have received a total amount of 293 thousand euros for their membership. The Annual Report on BBVA Directors' Remuneration referred to said financial year includes the individual remuneration of each director, broken down by remuneration items.
The Remuneration Committee performs its functions with full autonomy of operation, meeting as often as necessary to carry out its duties, headed by its Chair. In 2024 financial year it met on a total of 5 occasions.
In order to adequately perform its functions, the Committee uses advice provided by the Bank's internal services, and may also make use of any external advice it needs to establish criteria on matters within its remit. Thus, during 2024 the Committee has relied on information provided by the leading global consulting firm on compensation of directors and senior managers, WTW, and has received legal advice from the law firm J&A Garrigues S.L.P.
In addition, the Board's Risks and Compliance Committee also participates in the process of establishing remuneration policies, ensuring that they are compatible with adequate and efficient risk management and do not offer incentives to take risks that exceed the level tolerated by the Group.
Since 2011, the Bank has a specific remuneration system applicable to the members of the Identified Staff, among whom are members of the Board of Directors and senior management of BBVA. It has been designed within the framework of the regulations applicable to credit institutions, considering best practices and recommendations at the local and international level in this matter.
During the 2022 financial year, the Remuneration Committee conducted an in-depth reflection of the remuneration policies and the remuneration system as a whole, with a special focus on the performance of the variable remuneration model for executive directors and the rest of the Identified Staff and with the fundamental objective of strengthening the alignment of the remuneration of this group with the creation of value, long-term sustainable performance and adequate and effective risk management.
As a result of this reflection and in compliance with its functions, at the beginning of the 2023 financial year, the Remuneration Committee submitted to the Board of Directors the proposals for new policies for their approval and, in the case of the directors' remuneration policy, also for submission to the General Shareholders' Meeting, also submitted the corresponding report, all in accordance with the terms established in the applicable legislation.
The main new feature of these policies was a change in the Annual Variable Remuneration scheme for executive directors and the rest of the Identified Staff, which consists of a Short-Term Incentive and a Long-Term Incentive (hereinafter, the "Annual Variable Remuneration" or "AVR"), the "Short-Term Incentive" or "STI" and the "Long-Term Incentive" or "LTI", respectively).
Accordingly, BBVA has a specific remuneration policy applicable to the members of the Board of Directors (the "BBVA Directors' Remuneration Policy"), which, in accordance with the provisions of BBVA's Bylaws, distinguishes between the remuneration system applicable to non-executive directors and that applicable to executive directors.
The BBVA Directors' Remuneration Policy applicable during the 2024 financial year was approved by the BBVA General Shareholders' Meeting held on March 17, 2023 for the 2023, 2024, 2025 and 2026 financial years and is available on the Bank's corporate website (www.bbva.com).
As stated in this policy, the remuneration system for executive directors generally corresponds to that applicable to the rest of the members of the Identified Staff, incorporating certain specific characteristics derived from their status as directors. The remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the position they hold, and consists

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exclusively of fixed elements, with no variable remuneration.
In addition, BBVA has a general remuneration policy for the BBVA Group, which is generally applicable to all employees of BBVA and the companies comprising its Group (the "BBVA Group General Remuneration Policy" or the "Policy" and the "Group Companies", respectively). This Policy includes the specific rules applicable to the Identified Staff, including members of Senior Management (excluding executive directors, whose remuneration is governed by BBVA's Directors' Remuneration Policy), as well as the process for their identification.
The BBVA Group's General Remuneration Policy applicable during the 2024 financial year was the one approved by the Board of Directors, at the proposal of the Remuneration Committee on March 29, 2023, to incorporate the new variable remuneration model applicable to the Identified Staff, including BBVA Senior Management.
The BBVA Group’s General Remuneration Policy, is coordinated at the corporate level by BBVA's global Talent and Culture area. The supervisory functions of the Group actively and regularly cooperate in its design and oversight, in accordance with the powers conferred to them by applicable legislation.
The Board of Directors periodically reviews the general principles of the Policy and oversees its implementation, based on the information and report received by the Talent & Culture area and the various corresponding control functions, thus guaranteeing that the Policy is applied properly and in a manner consistent with BBVA's Corporate Governance System.
In this way, the Bank employs a decision-making system for remuneration featuring the Remuneration Committee as its central element, which, as stated, is in charge of proposing to the Board of Directors both the BBVA Group General Remuneration Policy, which includes the specific rules applicable to the Identified Staff, and the BBVA Directors' Remuneration Policy, for its subsequent submission to the General Shareholders' Meeting in the latter case.
In the course of implementing these remuneration policies approved by the Bank's corporate bodies, in 2024 the Remuneration Committee analysed the remuneration proposals needed for the development and implementation of these remuneration policies.
Thus, at the beginning of the financial year, the Remuneration Committee determined the Attributable Profit and Capital Ratio thresholds to be reached, as ex ante adjustments, for the generation of the 2024 financial year Annual Variable Remuneration of the executive directors and the rest of the Identified Staff, as well as for the initial award of the Long-Term Incentive that forms part of such remuneration, submitting the corresponding proposals to the Board for approval.
Likewise, the Remuneration Committee has determined the annual indicators used for the calculation of the Short-Term Incentive that forms part of the Annual Variable Remuneration for the 2024 financial year of the executive directors and their corresponding weightings, as well as the objectives and scales of achievement associated with said indicators, submitting the corresponding proposals to the Board for their approval.
Likewise, the Remuneration Committee has determined the long-term indicators that will be used to calculate the Long-Term Incentive that forms part of the Annual Variable Remuneration for the 2024 financial year of the executive directors and the other members of the Identified Staff, as well as their corresponding weightings, submitting the corresponding proposals to the Board for approval.
Likewise, the Remuneration Committee has determined, for its proposal to the Board, the objectives and scales of achievement associated with long-term indicators approved by the Board for the calculation of the Long-Term Incentive that forms part of the Annual Variable Remuneration for the financial year 2023 of the executive directors and the other members of the Identified Staff, as well as the thresholds and the scales of Capital Ratio and Liquidity Coverage Ratio indicators, for the application of possible ex post adjustments for risk (reduction) of the deferred portion of the Annual Variable Remuneration for the financial year 2023 of the executive directors and the other members of the Identified Staff to be paid in 2024, with the prior analysis for the latter issue of the Risk and Compliance Committee.
Moreover, in 2024, the Remuneration Committee submitted to the Board for its submission in turn to the General Shareholders' Meeting held in 2024 the proposed resolution regarding the increase of the maximum level of variable remuneration up to 200% of the fixed component of the total remuneration of a certain number of members of the Identified Staff, also proposing to the Board the report accompanying this resolution, which was made available to the Bank's shareholders.
Likewise, in accordance with the proposal submitted by the Remuneration Committee, the Board approved the Annual Report on the Remuneration of BBVA Directors for financial year 2023, developed in accordance with Circular 4/2013 of the National Securities Market Commission (CNMV), which was submitted to an advisory vote at the General Shareholders' Meeting held in 2024, pursuant to article 541 of the Corporate Enterprises Act, and which was made available to the Bank's shareholders through the corporate website (www.bbva.com).

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The Annual Report on the Remuneration of Directors of BBVA includes a description of the basic principles of the Bank's remuneration policy for the members of the Board, whether executive or non-executive, as well as a detailed presentation of the different elements and amounts making up their remuneration.
Moreover, within the framework of the function attributed to the Remuneration Committee for the oversight and periodic review of the established remuneration policies, the Committee reviewed their application in 2023, in accordance with applicable law and recommendations. For this purpose, the review covered the BBVA Group General Remuneration Policy, which includes the special provisions for the Identified Staff, as well as the procedure for their identification, and the BBVA Directors' Remuneration Policy in force in that financial year, based on an internal, central and independent review carried out by the Bank's Internal Audit area. The result of all this was submitted to the Board.
Furthermore, the Committee has received from the global Talent and Culture area the information regarding the application of the procedure for the identification of the Identified Staff for the 2024 financial year, both for BBVA individually and for the BBVA Group at a consolidated level, in accordance with the qualitative and quantitative criteria established in the applicable regulations and the internal criteria established by the Bank. In particular, it was informed of the number of persons included in the Identified Staff and that no exclusions would be requested in 2024, the foregoing being duly reported to the Board.
All of the issues discussed above, along with other matters within its remit, are detailed in the Remuneration Committee Activity Report for 2024 financial year, published on the Bank's corporate website on the occasion of the calling of the 2025 General Shareholders' Meeting (www.bbva.com).

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5.2.Description of the different types of employees included in the Identified Staff
EU REMA a)
In accordance with BBVA Group's General Remuneration Policy, the selection of the persons who make up the Identified Staff within BBVA and/or its Group is part of an annual process based on the qualitative and quantitative criteria established under Article 32.1 of Act 10/2014 and (EU) Delegated Regulation 2021/923/EU of the Commission of March 25, 2021, supplementing CRD IV (the "Delegated Regulation 2021/923/EU"). This process also includes internal criteria established by BBVA complementary to those indicated in said Regulation, in compliance with Rule 38 of Bank of Spain Circular 2/2016 (hereinafter, the "Identification Process").
The qualitative criteria established in the Identification Process are defined based on the level of responsibility of the position (for example, members of the BBVA Board of Directors, members of BBVA Senior Management, staff responsible for control functions and other key functions or significant business units within the Group), as well as on the basis of the staff's capacity or responsibility to assume or manage risk.
The quantitative criteria establish that employees have a significant impact on the risk profile based on the total remuneration awarded, unless BBVA determines that, in fact, the activity of such staff has no significant impact on the risk profile. The application of these criteria takes into account the total remuneration awarded in the previous financial year, or the remuneration established by the applicable rules at all times.
The Identification Process is updated during the year and takes all BBVA and BBVA Group personnel into consideration, respectively, allowing the inclusion of personnel in the Identified Staff who meet or are likely to meet the qualitative criteria established under applicable law for at least three months out of a given financial year.
The Group Entities actively participate in the Identification Process carried out by BBVA, providing all the information necessary in order to adequately identify the personnel having a significant impact on the Group's risk profile.
In accordance with the Identification Process previously indicated, at the year-end 2024 a total of 337 Risk Takers, of which:
•178 were identified both at BBVA Group level and at individual level in BBVA,
•150 are only identified at BBVA Group level, and
•9 are only identified at individual level in BBVA.
These include:

•Members of the BBVA Board of Directors16.
•Members of BBVA Senior Management.
•Risk Takers by function: comprised by those members that carry out the functions that correspond to the qualitative criteria established under Article 32.1 of Act 10/2014 and Delegated Regulation 2021/923/EU, as well as those Risk Takers identified according to internal Bank criteria based on Rule 38 of Bank of Spain Circular 2/2016.
•Risk Takers by remuneration: composed of those employees who meet the quantitative criteria of Article 32.1 of Act 10/2014 and Delegated Regulation EU 2021/923/EU.
The total number of Risk Takers identified in the 2024 financial year, which, as indicated above, was 337 persons, figure that remains stable respect to the total number of members identified in 2023, which was 334 persons. The slight variation is the result of the usual inflows and outflows in identified positions.
Notwithstanding the foregoing, BBVA adapt the composition of the Identified Staff, including the categories of professionals deemed necessary at any time, in accordance with the requirements established for that purpose under the terms of applicable regulations.

16 As regards non-executive directors, they are identified as Risk Takers under article 32.1 of Act 10/2014, although as specified in section 5.3 of this document, they have a specific system of remuneration, different from that applicable to executive directors, and do not receive variable remuneration.

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5.3.Key features of the remuneration system
Article 450 (1) c), f) CRR
EU REMA b), e), f), g)
As indicated in section 5.1, the Board of Directors, at the proposal of the Remuneration Committee, approved in the 2023 financial year a new update of the BBVA Group's General Remuneration Policy, which has been applicable during the 2024 financial year, including the particularities applicable to the remuneration system for the Identified Staff, as well as the Identification Process described in section 5.2 above.
The BBVA Group General Remuneration Policy is geared toward the recurring generation of value for the Group, the alignment of the interests of its employees and shareholders, prudent risk management and the development of the strategy defined by the Group.
This policy is one of the elements devised by the Board of Directors, as part of the Bank's Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the following principles:
•long-term value creation;
•results attained through sound and responsible risk-taking;
•attracting and retaining the best professionals;
•rewarding the level of responsibility and professional career;
•ensuring internal equity and external competitiveness and equal pay for men and women;
•encouraging responsible conduct and fair treatment of customers, as well as avoiding conflicts of interest; and
•ensuring transparency of the remuneration model.
Based on the general principles above, BBVA has defined the Group's General Remuneration Policy, taking into account both compliance with the legal requirements applicable to credit institutions and to the different sectors in which the Group operates, and alignment with best market practices, including arrangements devised to reduce exposure to excessive risks and align remuneration with the Group's strategy, objectives, values and long-term interests.
Thus, according to these principles, the Policy:
•contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values and interests, as well as value creation and long-term sustainability;
•is compatible with and promotes sound and effective risk management and does not provide incentives to assume risks that exceed the level tolerated by the Institution or the BBVA Group, in a manner that is consistent with the BBVA Group's risk strategy and culture;
•is clear, comprehensible and transparent, with a simple wording that enables the understanding of the different components making up remuneration and the conditions for the accrual, award, vesting and payment thereof. To that end, it distinguishes clearly between the criteria for determining fixed remuneration and variable remuneration and is transparent as regards the setting of objectives and parameters for their calculation;
•It includes a competitive remuneration system, with the aim of attracting and retaining the best professionals and adequately rewarding the duties performed;
•is gender neutral, as it reflects equal compensation for the same duties or duties of equal value and does not establish any difference or discrimination on the basis of gender;
•includes measures to avoid conflicts of interest, promoting the independence of judgement of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems, incorporating predetermined calculation rules that avoid discretion in their application; and
•pursues that remuneration is not based solely or primarily on quantitative criteria, taking into account appropriate qualitative criteria, which reflect compliance with applicable regulations.
In accordance with the above, the remuneration system generally applicable to all BBVA Group staff comprises the following:
a)A fixed remuneration, which takes into account the level of responsibility, the functions carried out and the professional career of each employee, under the principles of internal equity and the market value of the function, constituting a significant portion of the total pay. The award and amount of fixed remuneration are based on predetermined objective and non-discretionary criteria.
b)A variable remuneration, consisting of payments or allowances in cash or in kind, in addition to fixed remuneration, which depend on variable parameters and which includes both the annual

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variable remuneration corresponding to the corporate model and, if applicable, other variable incentive schemes and any other variable component that BBVA or the Group's entities, at any given time, may grant to their personnel or to certain groups of employees.
In no case will variable remuneration limit the ability of the Group to strengthen its capital base in accordance with regulatory requirements and it shall consider current and future risks as well as the costs of the necessary capital and liquidity, reflecting a performance that is sustainable and adapted to risk.
Guaranteed variable remuneration will only be awarded on an exceptional basis, in accordance with the terms established under applicable regulations, and only, where applicable, for newly hired staff, limited to the first year of employment.
Within this remuneration model for general application, the BBVA Group General Remuneration Policy includes certain special provisions, applicable, on the one hand, to staff exercising control functions and, on the other hand, to staff exercising functions related to the sale of products and the provision of services to clients. Thus:
i.Staff who perform control functions are independent from the units they supervise, have the necessary authority and are remunerated according to the achievement of targets associated with their duties, regardless of the results of the areas they supervise, thereby avoiding potential conflicts of interest.
In order to strengthen the independence and objectivity of these functions, and to reflect the nature of their responsibilities, the fixed element of their remuneration has a greater weight than the variable element.
Likewise, in the weighting established for the calculation of the Annual Variable Remuneration of employees exercising control functions, the Area and Individual components will have a greater weight than that established for the Group component.
The remuneration of the members of BBVA's Senior Management in independent control functions is directly supervised by the Remuneration Committee, as is the case with the rest of the members of BBVA's Senior Management, as the Board of Directors is the body responsible for establishing the basic conditions of their contracts.
Moreover, the Board of Directors, on the proposal of the BBVA Remuneration Committee following prior analysis by the Audit Committee and the Risk and Compliance Committee, respectively, is responsible for determining the targets and performance evaluation of the global heads of the Internal Audit and Regulation & Internal Control functions or for the analogous functions that may be established at any given time.
ii.The design and implementation of the remuneration of the Group staff involved in the provision of services to clients, watches for the protection of their interests and the quality of the services provided, so that:
•responsible business conduct and fair treatment of clients is fostered;
•no incentives should be established that could induce staff to put their own interests or those of BBVA Group first, in possible opposition to the interests of their clients;
•remuneration is not primordially or exclusively linked to the sale of a product, or a category or specific type of product, such as products that are more lucrative for the institution or employee, when there are others more in line with client needs; and that this objective is not set as that with the greatest weight in the remuneration package; and
•an appropriate balance is maintained between the fixed and variable elements of the remuneration.
Moreover, BBVA and the Group Entities directly subject to the customer protection regulations must comply with the specific remuneration requirements established at any time, as well as with any other regulations applicable to this group.
Pursuant to the legal requirements established by Act 10/2014 and its regulatory implementation, the BBVA Group General Remuneration Policy defines specific rules applicable to the Identified Staff, in accordance with the regulations and recommendations applicable to remuneration schemes for these employees.
As stated in Section 5.1. above, in 2023, the Board of Directors, at the proposal of the Remuneration Committee and after analysis by the Risk and Compliance Committee, deemed it appropriate to approve a new update of the BBVA Group's General Remuneration Policy, in order to implement a new variable remuneration model for the entire Identified Staff, including executive directors and the rest of BBVA's Senior Management, which, as the main new feature, introduced a long-term variable component that forms part of their Annual Variable Remuneration, fostering a greater alignment of their remuneration with the performance of the Bank and with the prudent and effective management of long-term risks.

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The result is a remuneration system for Identified Staff focused specifically on aligning their remuneration with the risks, and also the long-term objectives and interests of BBVA and its Group, whose fundamental characteristics are the following:
•Balance between the fixed and variable components of the total remuneration, in line with that established in the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy regarding the payment of variable components, which may cause them to be reduced, even in their entirety, where appropriate.
The theoretical relative proportion between the main fixed and variable components of remuneration has been established taking into account the type of functions carried out by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapted in each case to the reality of the different Group Entities or functions.
•The variable element of remuneration for a financial year (understood as the sum of all variable remuneration) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all fixed remuneration) of the total remuneration, unless the BBVA General Shareholders' Meeting resolves to increase this percentage to a maximum of 200%. As explained in detail in section 5.7 of this report, the BBVA General Shareholders' Meeting held on March 15, 2024, authorized the increase in the maximum limit to 200% for a maximum of 296 Risk Takers.
•Within the framework of the BBVA Group's corporate variable remuneration model, the members of the Identified Staff have an Annual Variable Remuneration that is aligned with the Group's results and the achievement of its strategy, considering the risk incurred, and is comprised of a Short-Term Incentive and a Long-Term Incentive.
In order to ensure alignment and linkage to results and long-term sustainability, the Annual Variable Remuneration corresponding to each financial year will not be accrued or will be reduced in its accrual if certain profit and capital ratio levels, which are approved annually by the Board of Directors upon proposal of the Remuneration Committee, are not reached.
The Short-Term Incentive, in line with the corporate variable remuneration model applicable to the rest of the Group's employees, is awarded annually, reflects performance measured through the achievement of objectives aligned with the risk incurred and is calculated on the basis of:
i.Group, area and individual metrics or indicators (financial and non-financial) measured on an annual basis, which take into account the strategic priorities defined by the Group, as well as current and future risks (the "Annual Indicators");
Each function within the organization is assigned a weighting or slotting that determines the extent to which the Annual Variable Remuneration is linked to the performance of the Group, the area or the individual. The weighting of each of these components ("Group, Area and Individual") depends on how closely the function is linked to the overall strategy of the Group and the area.
ii.the corresponding achievement scales to be established, according to the weighting attributed to each Annual Indicator and based on the objectives established for each one of them; and
iii.a Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-established objectives are achieved (hereinafter, the "Target STI").
Once the financial year is closed, the result of each Annual Indicator will be compared with its target and, depending on its degree of achievement and applying the corresponding scales and according to the weighting assigned to each indicator, the amount of the Short-Term Incentive will be calculated, which may be between 0 and 150% of the Target STI.
The Annual Indicators are aligned with the most relevant management metrics and with the strategic priorities defined by the Group. Therefore, the Annual Indicators for the calculation of the 2024 STI of the Identified Staff are as follows:

Table 87. Annual Indicators 2024 STI

Weight
Financial indicators
Attributable Profit	20%
RORC	20%
Efficiency ratio	20%
Non-financial indicators
Net Promoted Score (NPS)	15%
Target customers	15%
Channeling of sustainable business	10%
The Long-Term Incentive reflects the performance over a multi-year horizon and the determination of its final amount is conditioned to the fulfillment of a series of long-term objectives that make it possible

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to evaluate the results and the fulfillment of the Group's long-term strategy.
The Long-Term Incentive of the members of the Identified Staff will only be awarded in the event that the Group reaches the profit and capital ratio thresholds approved annually by the Board of Directors for the accrual of the Annual Variable Remuneration. Once the year has ended and the level reached with respect to these profit and equity thresholds has been verified, the initial award of the Long-Term Incentive will take place at its maximum theoretical amount.
The final Long-Term Incentive amount will be calculated by taking as a reference the Target Long-Term Incentive determined for each member of the Identified Staff (the "Target LTI"), which represents the amount of the Long-Term Incentive in the event that 100% of the pre-established objectives are achieved, and based on:
i.financial and non-financial metrics or indicators with three-year objectives that take into account the strategy defined by the Group and the creation of long-term value (the "Long-Term Indicators");
ii.the corresponding achievement scales, according to the weighting attributed to each Long-Term Indicator.
The final amount of this incentive may be between 0 and 150% of the Target LTI.
The approved Long-Term Indicators for the calculation of the Identified Staff's 2024 LTI are as follows:

Table 88. Long-term Indicators 2024 LTI

Weight
Financial indicators
Tangible Book Value (TBV) per share	40%
Relative Total Shareholder Return (TSR)	40%
Non financial indicators
Decarbonisation of the portfolio	15%
Percentage of women in management positions	5%
The sum of the STI and LTI amounts awarded constitutes the Annual Variable Remuneration or AVR for the year for each member of the Identified Staff.
•The Annual Variable Remuneration of the members of the identified staff will be subject to the following consolidation and payment rules:
–Once the Annual Variable Remuneration has been awarded, in the financial year following the one to which it corresponds, a percentage of the Identified Staff's Annual Variable Remuneration
(not exceeding 40% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the rest of the Identified Staff) will be vested and paid, if the conditions are met, normally in the first quarter of the financial year following the year to which the Annual Variable Remuneration corresponds (the "Upfront Portion" of the Annual Variable Remuneration). The Upfront Portion will be comprised exclusively of a percentage of the Short-Term Incentive.
–The remaining portion - and at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the Identified Staff - will be deferred for a period of 4 years (the "Deferred Portion" of the Annual Variable Remuneration or the "Deferred Annual Variable Remuneration"). Notwithstanding the foregoing, for executive directors and members of BBVA's senior management the deferral period will be 5 years.
In both cases, the Deferred Portion will be paid, if the conditions are met, after the expiration of each of the deferral years and will not be paid more promptly than on a pro rata basis.
Within such deferral period, the portion of the AVR corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual Variable Remuneration of each member of the Identified Staff.
In accordance with the provisions of the BBVA Group General Remuneration Policy, exceptions to the deferral rules may be applied in the cases stipulated in applicable regulations.
–Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified Staff will be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
In accordance with the foregoing, a portion of the Deferred Variable Remuneration in shares may be delivered in the form of options on BBVA shares.

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In accordance with the provisions of the BBVA Group General Remuneration Policy, exceptions relating to the payment in shares or instruments linked to shares may be applied in the cases stipulated in applicable regulations.
–The shares or instruments received as Annual Variable Remuneration will be unavailable for one year from the date of delivery. The foregoing shall not apply to the shares to be disposed of, as the case may be, to meet the tax obligations arising from the delivery of the shares and/or instruments.
–To ensure that the Annual Variable Remuneration relates to the performance of the Group's risks, the Deferred Portion will be subject to possible ex post risk adjustments, such that it will not vest or may be reduced, if certain capital and liquidity thresholds are not met.
This ensures that payment is only made if it is sustainable based on the Bank's ability to pay, based on its capital and liquidity position at any given time.
–Furthermore, up to 100% of the Annual Variable Remuneration of each member of the Identified Staff corresponding to each financial year, both in cash and in shares or instruments, shall be subject to clauses of reduction of the variable remuneration (malus) and recovery of the variable remuneration already satisfied (clawback), both linked to a deficient financial performance of the Bank as a whole or of a specific division or area or of the exposures generated by a member of the Identified Staff, when such deficient financial performance is derived from any of the following circumstances:
a)Misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal regulations by an Identified Staff member.
b)Regulatory sanctions or judicial convictions due to events that could be attributable to a specific unit or to personnel responsible for such events.
c)Significant failure of risk management committed by the Bank or by a business or risk control unit, to which the wilful misconduct or gross negligence of an Identified Staff member was a contributing factor.
d)Restatement of the Bank’s annual financial statements, except where such restatement is due to a change in applicable accounting legislation.
For this purpose the Bank shall compare the performance assessment carried out for the Identified Staff member with the ex post behaviour of some of the criteria that contributed to achieve the targets.
Both the malus and clawback clauses shall apply to both the cash portion and the share or instrument portion of the Annual Variable Remuneration corresponding to the year in which the event giving rise to the application of the clause occurred, and shall be in force during the period of deferral and unavailability of the shares or instruments applicable to such Annual Variable Remuneration.
However, in the event that the above circumstances result in a dismissal or termination due to a serious and culpable breach of duties of the member of the Identified Staff, the reduction mechanisms may be applied to the whole of the Deferred Annual Variable Remuneration of previous years pending payment at the date on which the decision of dismissal or termination is adopted, depending on the damage caused.
Moreover, if the above circumstances, regardless of the financial impact caused, create a relevant reputational damage to the Bank, the malus and clawback arrangements may also apply to the Annual Variable Remuneration, including the amounts deferred from previous financial years, whose payment corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the Annual Variable Remuneration will only vest or be paid if it is sustainable according to the Group's situation as a whole, and justified based on the results of the Bank, the business unit and the Identified Staff member concerned.
In addition to the foregoing, the malus and clawback mechanisms shall apply to the variable remuneration received by members of BBVA's Senior Management when the Bank is required to restate the accounting to correct an error that would have resulted in the award and/or payment of variable remuneration that was erroneously calculated, if the clawback of such remuneration is required under the policy adopted by the Bank in compliance with the standard approved by the New York Stock Exchange pursuant to Section 10D of the Securities Exchange Act of 1934 (the “Dodd-Frank Recoupment Policy”).
In this case, the reduction and recovery mechanisms will apply to any erroneously calculated variable remuneration received by

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the members of BBVA's Senior Management to whom the Dodd-Frank Recoupment Policy applies during any of the three financial years immediately prior to the date on which the Bank is required to make the aforementioned restatement.
–The cash amounts of the Deferred Portion of the Annual Variable Remuneration finally vested shall be subject to restatement, applying the consumer price index (CPI) measured as a year-on-year change in prices or any other criteria established for this purpose by the Board of Directors for the same purpose.
–Identified Staff members may not use personal hedging strategies or insurance related to Annual Variable Remuneration and liability that undermine the effects of alignment with prudent risk management.
–In the event of termination of the contractual relationship of a member of the Identified Staff prior to the award of the Annual Variable Remuneration, such member shall be entitled to receive, if the conditions for such termination are met, the proportional part of such remuneration (comprising both the Short-Term Incentive and the Long-Term Incentive), calculated pro rata to the time of rendering services in such year and being subject, in any case, to the same rules of accrual, award, vesting and payment that would be applicable if the member of the Identified Staff had remained in active service, in accordance with the rules described above. The above will not be applicable to cases where the termination of the contractual relationship is due to a voluntary resignation or lawful dismissal, in which cases the employee shall not be eligible for Annual Variable Remuneration.
In any case, the payments, both in cash and in shares or instruments, to be made to the members of the Identified Staff corresponding to the deferred amounts of the Annual Variable Remuneration for financial years prior to that in which the termination of their contractual relationship takes place, shall continue to be subject to the vesting and payment rules (including deferral periods and potential ex post adjustments) provided in the remuneration policies applicable in the financial year to which they correspond, in such a way that the termination of the contractual relationship shall not constitute a condition for the prepayment of such remuneration.
–In the event that the members of the Identified Staff were entitled to receive any other remuneration item, other than the Annual Variable Remuneration, which would be considered as variable remuneration, such variable remuneration shall be subject to the rules of accrual, award, vesting and payment that are applicable in accordance with the configuration of the remuneration item itself and with its nature and, in any case, the requirements of the applicable regulations at any time shall be complied with.
–In particular, the retention bonuses to which members of the Identified Staff may have the right to under their contracts, will be considered variable remuneration and subject to the conditions established for them under the applicable regulations. Thus, they will comply with the requirements regarding payment in shares or instruments, deferral and withholding rules, ex post adjustments for risk and application of malus and clawback clauses established for Annual Variable Remuneration in the Policy and, in the same way as Annual Variable Remuneration, they will count as variable remuneration for the purposes of calculating the ratio between fixed and variable remuneration. In any case, the retention bonuses must be duly justified and will be awarded once the retention periods have expired.
–In addition, BBVA's Directors' Remuneration Policy includes additional restrictions on the transferability of shares derived from the settlement of the variable remuneration of executive directors. Specifically, it establishes that once the BBVA shares or instruments linked to BBVA shares have been received, they may not be transferred until a period of at least three years has elapsed, except in the case in which the director in question maintains, at the time of the transfer, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his Annual Fixed Remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to shares that the director needs to dispose of in order to meet the costs related to their acquisition or, subject to the favorable opinion of the Remuneration Committee, to meet extraordinary situations that may arise.
–Moreover, in accordance with the provisions of BBVA Group General Remuneration Policy and in line with applicable regulations, payments to members of the Identified Staff due to early termination of a contract will be based on the results obtained over time. In no case shall bad results or inappropriate conduct be rewarded, and payments may not be awarded in cases where there have been clear and serious infringements that justify the immediate termination of the contract or the dismissal of the Identified Staff member. With regard to BBVA directors, the Bank has no commitments to make severance payments.
As regards the pension policy, this shall remain compatible at all times with the Group's long-term business strategy, objectives, values and interests. To this end, BBVA has a pension system which is arranged on the basis of geographic areas and coverage offered to different groups of employees. These groups have been

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formed according to parameters that, among others, include, origin (meaning the Entity of the Group in which the employees initiated the employment relationship); date of entry; and the level or category of responsibility within the organization.
In general, BBVA's pension schemes to cover the retirement contingency are defined-contribution. Contributions to the Group's employee pension schemes are made within the framework of relevant labour law and individual or group agreements applicable to each Group Entity, sector or geographic area.
The scope of the system (cover for retirement, death and disability) for each group is defined in consideration of the three factors mentioned above.
The basis for the calculation of the benefits described (commitments for retirement, death and disability) are established using fixed annual amounts; there are no temporary fluctuations derived from variable components or Individual results.
However, in accordance with Bank of Spain Circular 2/2016, 15% of the annual contributions covering the retirement contingency of the members of Senior Management of BBVA shall be considered "discretionary pension benefits" and therefore shall depend on variable components and be subject to the conditions established for these instruments in the aforementioned Circular.
To comply with the above, the annual amount of the "discretionary pension benefits" will be determined by reference to the result of the Annual Variable Remuneration awarded in each financial year and the following rules will apply:
–They shall form part of the total amount of variable remuneration for the purposes of the maximum limit between fixed and variable remuneration;
–They shall be paid in full in BBVA shares;
–They shall be subject to a five-year withholding period from the date on which the beneficiary ceases to render services to the Bank for any reason; and
–During the aforementioned five-year withholding period, the Bank may apply, if the corresponding conditions are met, the malus and clawback arrangements applicable to Annual Variable Remuneration.
More detailed information on the implementation of the pension obligations for executive directors and other members of senior management in the 2024 financial year can be found in Note 54 of the Annual Report of the BBVA Group's Consolidated Financial Statements for the 2024 financial year, available on the Bank's corporate website (www.bbva.com).
The detailed description of the remuneration system applicable to BBVA directors in 2024 is included in the BBVA Directors' Remuneration Policy, and its implementation during the year is included in the BBVA Annual Report on Directors' Remuneration for the 2024 financial year, both documents being available on the Bank's corporate website (www.bbva.com).
As set out in those documents, in the case of the non-executive directors, they do not receive variable remuneration; they receive a fixed annual amount in cash as members of the Board and of the various committees, where applicable, as well as for the performance of any other functions or responsibilities that may be attributed to them in the framework of the Bank's Corporate Governance System. The amount of annual fixed allowance for each of the above positions or functions is set by the Board of Directors, at the proposal of the Remuneration Committee, depending on the nature of the assigned functions and the dedication and responsibility required from each director.
In addition, the Bank has a fixed remuneration system with deferred delivery of BBVA shares to non-executive directors, which has been approved by BBVA General Shareholders' Meeting. This remuneration system comprises the annual allocation to non-executive directors of a number of theoretical shares of the Bank, which are to be effectively delivered on the date of their removal as directors for any reason except for a serious breach of their duties.
The annual number of theoretical shares allocated to each non-executive director shall be equivalent to 20% of their annual fixed allowance in cash received by each in the previous financial year, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the General Shareholders' Meetings approving the corresponding financial statements for each financial year.
The shares delivered by BBVA to directors and employees as part of variable remuneration or other remuneration systems form part of its treasury stock, so their delivery does not entail any dilution for shareholders.

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5.4.Information on the connection between the remuneration of the Identified Staff and the Group's performance
Article 450 (1) b), k) CRR
EU REMA b), e), i)
As explained in the preceding sections, the BBVA Group's General Remuneration Policy provides for members of the Identified Staff to receive an Annual Variable Remuneration, comprising a Short-Term Incentive and a Long-Term Incentive, the accrual of which is subject to ex ante adjustments and the amount of which is calculated on the basis of the fulfillment of certain objectives established for both the Annual and Long-Term Indicators, which serve, respectively, to calculate both incentives in accordance with the scales and weightings associated with each one of them. In this way, the amount of variable remuneration received by the members of the Identified Staff is directly linked to the results of the BBVA Group and varies according to them.
The amount of the Short-Term Incentive of the members of the Identified Staff, with the exception of the executive directors, also takes into account the degree of achievement of the strategic objectives (financial and non-financial) set annually at the Area level and those of each Individual. Accordingly, the Group, Area and Individual Annual Indicators used to calculate the Short-Term Incentive have a respective associated weighting (slotting), which, in each case, is established according to the degree to which the function is linked to the objectives of the Group, Area and the individual, respectively.
The level of achievement of the Group's financial and non-financial Annual Indicators for incentive purposes is detailed below:

Table 89. Annual financial and non-financial indicators - Level of achievement

	2024				2023
Annual indicator	Weight (1)	Goal	Result (2)	Level of attainment	Weight (1)	Goal	Result (2)	Level of attainment
FINANCIAL
Attributed result	20%	8,957 mill. €	10,054 mill. €	150%	20%	7,124 mill. €	8,019 mill. €	138%
RORC	20%	19.34%	20.98%	142%	20%	16.55%	18.06%	123%
Efficiency ratio	20%	41.13%	40.00%	118%	20%	44.13%	41.66%	137%
NON-FINANCIAL
Net Promoted Score (NPS) (3)	15%	100	102	102%	15%	100	109	109%
Target customers (3)	15%	100	97	97%	15%	100	98	98%
Mobilization of sustainable financing (4)	10%	76,349 mill. €	92,737 mill.€	136%	10%	55,004 mill. €	68,218 mill. €	150%
(1) Weights set for the Annual Variable Compensation 2023 and 2024 for BBVA Group staff, including executive directors.
(2) Approved results for incentive purposes.
(3) For the NPS and Target Customers indicators, targets are at country level. The Group's achievement for these indicators is calculated as the average weighted by the net margin of the achievements obtained by the countries.

 (4) The result of the “Target 2025” announced by the Bank for channeling sustainable business does not coincide with the result for incentive purposes, as the latter does not take into account the activity of the BBVA Microfinance Foundation.

In 2024 the BBVA Group has accrued a net attributable profit of €10,054 million, which compares very positively with the figure of €8,019 million of last year (+25.4%). This has been specially driven by the good performance of the recurrent income of the banking business (due to the trend in the clients’ spreads, the dynamism of the lending activity and the growth in fees). This same figure has been taken for incentive purposes.
The operating expenses have had a good performance over the year, growing below income (gross margin) and average inflation of the footprint. This had led the efficiency ratio to 40.0% versus 41.7% as of the previous year. Meanwhile, loan-loss provisions have increased this year influenced by the increase of the activity and higher needs of the retail portfolio (to a large extent due to the high growth of these profitable segments over the last years).
Finally, the strong increase in profit allows for an annual improvement of the profitability level, leading to a RORC of 21% (coming from 18.1% last year). The three indicators previously referred to closed the year above the established targets.
Likewise, in 2024, the Bank channeled sustainable business for a total of €92,737 million geared towards the fight against climate change and the drive of inclusive growth, which equally positions the result of the Channelling of sustainable business indicator above the established target. This result, which is the one taken for incentive purposes, does not include the activity of the BBVA Microfinance Foundation.

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Meanwhile, the result of the Net Promoter Score (NPS) has been particularly good in enterprises segments and in countries such as Mexico, which has led to an overachievement of the established target.
Lastly, the Target customers indicator closed the year slightly below the established target in the different segments, notwithstanding the particularly good performance of Spain and Mexico.
The outstanding performance of the Group in 2024 is even more substantial when considering that the targets set for this year were not only very challenging but also well above the projections of the analysts’ consensus when they were approved.
Thus, the Annual Variable Remuneration of the members of the Identified Staff is linked, among others, to the financial and non-financial results of the Group all within the framework and in accordance with the rules of the remuneration system indicated in section 5.3 of this report.

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5.5.Description of the criteria used to take into consideration present and future risks in the remuneration processes
Article 450 (1) e) CRR
EU REMA c)
BBVA Group promotes the development of a risk culture at all levels in the organization through its Corporate Governance System. Thus, BBVA's Corporate Bodies have provided the Group with a set of general policies and management and control basic guidelines, that allow for integrated and consistent management and supervision across the Group, highlighting among these guidelines the Risk Appetite Framework and the general policies on risk management by risk type.
The BBVA Group General Remuneration Policy forms part of the elements designed by the Board of Directors, as part of the Corporate Governance System, to promote adequate management and supervision of remuneration in the BBVA Group. Among the principles inspiring it, is the achievement of the results based on a prudent and responsible risk assumption.
Thus, in line with what has been set out in section 5.3 of this report, the remuneration policy applicable to executive directors, the rest of members of Senior Management and the rest of the Identified Staff features a number of specific elements which make their remuneration take into account current and future risks for the Bank, promoting their prudent and effective management, and not offering incentives to assume risks that exceed the level tolerated by the Institution or the Group, consistently with the risk strategy and culture of the BBVA Group.
In particular, the Bank's remuneration policies establish:
–Balance between the fixed and variable components of total remuneration;
–Ex ante adjustments, compliance with which is verified prior to the accrual and award of the Annual Variable Remuneration;
–Both annual and long-term financial and non-financial indicators to evaluate the results, which take account both current and future risks, and the strategic priorities defined by the Group;
–Consideration, in the measurement of performance, of financial and non-financial measures that value both the individual management aspects and the objectives of the area and the Group;
–Greater weight assigned to the objectives related to specific functions in the measurement of the performance of the members with control functions, and greater weight of the fixed remuneration over their total remuneration, in both cases, to reinforce the independence and objectivity of these functions;
–Establishment of at least 50% of the Annual Variable Remuneration in BBVA shares or instruments linked to BBVA shares;
–Deferral rules designed so that a substantial portion of the Annual Variable Remuneration (at least 60% in the case of executive directors, other members of BBVA's Senior Management and members of the Identified Staff with particularly high variable remuneration; and at least 40% in all other cases) is deferred over time, thus taking into account the economic cycle and business risks.
–Inclusion of possible ex post adjustments for risk linked to the results of capital and liquidity indicators, so that if the thresholds established for each of them are not met, the Deferred Portion of the Annual Variable Remuneration to be paid each year may be reduced, even in full, thus guaranteeing that the payment is only made if it is sustainable in terms of the Bank's payment capacity, based on its capital and liquidity situation at any given time.
–Mandatory retention periods for the shares or instruments derived from the Annual Variable Remuneration, so that the beneficiaries cannot freely dispose of them until one year has passed from the date of delivery, except for those shares that must be disposed of to meet the payment of tax obligations derived from the delivery of the shares or instruments.
–Prohibition of carrying out personal hedging strategies or insurance related to the remuneration and liability;
–Limitation of the variable component of the remuneration for the year to 100% of the fixed component of the total remuneration, unless the General Shareholders' Meeting of BBVA authorizes the application of a maximum ratio of 200% for certain members of the Identified Staff, as explained in detail in section 5.7 of this report.
–Submission of the total Annual Variable Remuneration to malus and clawback clauses during the entire period of deferral and unavailability, under the terms indicated in Section 5.3.

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5.6.Main parameters and the motivation of any component of possible variable compensation plans and other non-cash advantages
Article 450 (1) f) CRR
EU REMA g)
The main parameters and motivation behind the components of the variable remuneration plans of the Identified Staff have been set out in the previous sections of this report.
5.7.Ratios between fixed and variable remuneration of the Identified Staff
Article 450 (1) d) CRR
EU REMA d)
As indicated in section 5.3 above, in the total remuneration of the Identified Staff, the fixed and variable components are duly balanced in line with the provisions of the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy with regard to the payment of the variable components, which may lead to their reduction, if necessary, to their entire amount.
The theoretical relative proportion between the main fixed and variable components of the Identified Staff's remuneration is established taking into account the type of functions performed by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapting in each case to the reality existing in the different Group Entities or functions in which the members of the Identified Staff carry out their activity.
To this end, the Bank has defined target ratios or paymix between the main components of fixed and variable remuneration, which take into account both the function performed by each member of the Identified Staff as well as their impact on the risk profile.
Regardless of the foregoing, the variable element of the Identified Staff's remuneration corresponding to a financial year (understood as the sum of all remuneration of a variable nature) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all fixed remuneration) of the total remuneration, unless the General Shareholders' Meeting of BBVA resolves to raise such percentage up to a maximum of 200%, all in accordance with the procedure and requirements established in the applicable regulations.
In this regard, the General Meeting held on March 15, 2024 resolved to increase the maximum level of the variable component of remuneration up to a maximum of
200% of the fixed component of total remuneration for certain members of the Identified Staff, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 6, 2024. Thus, the BBVA’s Board of Directors submitted the following proposed resolution to the General Meeting:
"For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26 on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank, on February 6, 2024, and which has been made available to shareholders as of the date on which the General Meeting was convened.”
This resolution was approved by the BBVA General Shareholders' Meeting for a maximum of 296 Risk Takers, with a favourable vote of 98.74% of the capital present or represented at said General Shareholders' Meeting.
The proposal submitted to the General Shareholders' Meeting included the detailed recommendation of the Board, explaining the reasons and scope of the resolution proposed to the General Meeting, and included the number of persons affected, their positions, as well as the expected effect on maintaining a solid capital basis, taking into account the considerations established by the competent authority as regards dividend distribution policies.
As reflected in the Board’s Report, the persons for whom approval of the higher level of remuneration for 2024

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financial year was requested performed one of the following functions:
•Members of the BBVA Board of Directors.
•Members of BBVA Senior Management.
•Members of the Identified Staff who perform their functions in the business areas of Spain, the United States, Mexico, Turkey, countries of South America, and Corporate and Investment Banking (CIB).
•Identified Staff members who perform their functions in corporate support areas, working globally for the Group as a whole, without being attached to a business area, including activities focused on digital transformation.

PILLAR 3 2024	5. INFORMATION ON REMUNERATION	P. 235
5.8. Quantitative information on remuneration of the Identified Staff
Article 450 (1) g), h), i), k) (2) CRR
EU REMA i), j)
After year-end 2024, the Annual Variable Remuneration corresponding to the members of the Identified Staff for said financial year was calculated in accordance with the results obtained (described in Section 6.4 above).
In accordance with the vesting and payment system of the Annual Variable Remuneration for 2024 financial year applicable to members of the Identified Staff:
•The Upfront Portion is vested and paid, as a general rule, in the first quarter of 2025 financial year, in a percentage not exceeding 40% in the case of the executive directors, members of Senior Management of BBVA and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the remaining members of the Identified Staff. The Upfront Portion will be comprised exclusively of a percentage of the Short-Term Incentive.
•The Deferred Portion, at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the Identified Staff, will be paid, if conditions are met, once each of the deferral years has elapsed and no more promptly than on a pro rata basis. The deferral period will be 5 years for executive directors and members of the Senior Management and 4 years for the rest of the Identified Staff.
Within such deferral period, the portion of the Annual Variable Remuneration corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual Variable Remuneration of each member of the Identified Staff.
•Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified Staff will be paid 50% in cash and 50% in BBVA shares and/or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
In accordance with the foregoing, a portion of the Deferred Annual Variable Remuneration in shares for 2024 financial year will be paid in the form of options on BBVA shares.
In accordance with the BBVA Group General Remuneration Policy and in application of the provisions of article 34.2 b) of Law 10/2014 (transposing article 94. 3 b) of Directive 2013/36/EU into Spanish law), to a total of 19 members of the Identified Staff, whose annual variable remuneration for financial year 2024 has not exceeded 50,000 euros and has not represented more than one third of their total annual remuneration, has benefited from the exception provided in this regulation. Thus, the requirements of deferral and payment in shares and/or share-linked instruments provided for in sections m) and l) of article 34.1 of Law 10/2014) will not apply to the Annual Variable Remuneration for the 2024 financial year of this group of employees. Notwithstanding the foregoing, the Long-Term Incentive for 2024 shall not be consolidated or paid until the amount thereof is determined in view of the result of the Long-Term Indicators approved for its calculation (at year-end 2027).
The total aggregate remuneration received by these employees in 2024 is 2,474 thousand of euros, of which 1,931 thousand of euros is fixed remuneration and 543 thousand of euros is variable remuneration.
All of the above gives rise to the amounts presented in the following table, broken down by types of employees:

PILLAR 3 2024	5. INFORMATION ON REMUNERATION	P. 236

Table 90. EU REM1 - Remuneration awarded for the financial year (Thousand euros)

		MB Supervisory function (1)	MB Management function (1)	Other senior management (1)	Other identified staff (1)
Fixed remuneration	Number of identified staff	15	2	16	304
	Total fixed remuneration(2)	5,210	6,665	20,878	138,562
	Of which: cash-based	4,250	6,397	20,275	131,635
	(Not applicable in the EU)
	Of which: shares or equivalent ownership interests	—	—	—	—
	Of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—
	Of which: other instruments(3)	848	—	—	—
	(Not applicable in the EU)
	Of which: other forms	112	268	603	6,927
	(Not applicable in the EU)
Variable remuneration	Number of identified staff	—	2	16	300
	Total variable remuneration(4)	—	8,473	12,867	100,242
	Of which: cash-based	—	3,670	5,305	63,690
	Of which: deferred	—	2,101	3,033	17,559
	Of which: shares or equivalent ownership interests(5)	—	4,328	6,280	33,071
	Of which: deferred	—	2,760	4,008	14,704
	Of which: share-linked instruments or equivalent non-cash instruments	—	392	541	3,481
	Of which: deferred	—	392	541	2,721
	Of which: other instruments	—	—	—	—
	Of which: deferred	—	—	—	—
	Of which: other forms(6)	—	83	741	—
	Of which: deferred	—	83	741	—
Total remuneration (2 + 10)		5,210	15,138	33,745	238,804
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) Includes the remunerations of the directors who have been directors during the year, of the members of Senior Management who had such status on December 31, 2024, and of the rest of the Identified Staff who had such status during the year. The information on the remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management is detailed in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2024.

(2) Fixed remuneration for fiscal year 2024, both in cash and in kind. In the case of executive directors and Senior Management, the contributions made by the Bank in 2024 in relation to the pension commitments assumed in matters of social welfare are included in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2024.

(3) In the case of non-executive directors, they have a fixed remuneration system with deferred delivery of BBVA shares after dismissal, as long as it is not due to serious breach of duties, approved by the General Meeting. The number of theoretical shares assigned to each non-executive director in 2024 is equivalent to 20% of the annual fixed cash allocation received in 2023 by each of them, according to the average of the closing prices of the BBVA share during the 60 trading sessions prior to the General Meeting of March 15, 2024, which was 8.8404 euros per share.

(4) Total variable remuneration corresponding to the year 2024, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2024 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario (150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2024 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2027, may be within an achievement range of between 0% and 150%. In addition, the 2024 Deferred Annual Variable Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

(5) The total variable remuneration in shares of the Identified Group awarded with respect to fiscal year 2024 represents 0.08% of BBVA's share capital.
(6) In accordance with the provisions of the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, the “Discretionary pension benefits” are included (15% of the agreed annual contribution to cover the retirement contingency) corresponding to the 2024 financial year of the President and the members of Senior Management.

PILLAR 3 2024	5. INFORMATION ON REMUNERATION	P. 237

Table 91. EU REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (identified staff) (Thousand euros)

	MB Supervisory function	MB Management function	Other Senior Management	Other Identified Staff
Guaranteed variable remuneration awards
Guaranteed variable remuneration awards - Number of identified staff	—	—	—	1
Guaranteed variable remuneration awards - Total amount	—	—	—	180
Of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap	—	—	—	180
Severance payments awarded in previous periods, that have been paid out during the financial year
Severance payments awarded in previous periods, that have been paid out during the financial year - Number of identified staff	—	—	—	22
Severance payments awarded in previous periods, that have been paid out during the financial year - Total amount	—	—	—	1,955
Severance payments awarded during the financial year
Severance payments awarded during the financial year - Number of identified staff	—	—	—	16
Severance payments awarded during the financial year - Total amount(1)	—	—	—	31,276
Of which paid during the financial year	—	—	—	28,360
Of which deferred	—	—	—	2,916
Of which severance payments paid during the financial year, that are not taken into account in the bonus cap	—	—	—	26,416
Of which highest payment that has been awarded to a single person	—	—	—	5,891
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) The amount of the statutory severance payment in accordance with labor regulations is included, as well as, where applicable, the additional amount to said legal severance payment.
Additionally, non-competition agreements have been signed with some beneficiaries for a total amount of 11,735 thousand euros, which will be paid periodically from the moment of departure of the member of the Identified Staff, during the non-competition period.

In addition, in accordance with Rule 40.1 of Circular 2/2016 of the Bank of Spain, it is stated that of the 16 cases of payments for early termination of contract, 11 of them have exceeded two annuities of the fixed remuneration.
Payments were also made in 2024 for amounts deferred from previous years whose payment corresponded in said financial year. The following table shows the amounts of deferred remuneration from previous years awarded in 2024, distinguishing between the amounts of such remuneration that have been paid in the year and the amounts that, as of December 31, 2024 remain deferred.

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Table 92. EU REM3 - Deferred remuneration (Thousand euros)

Deferred and retained remuneration(1)	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year(2)	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments (i.e.changes of value of deferred remuneration due to the changes of prices of instruments)	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
MB Supervisory function (3)	224	120	104	—	—	65	185	137
Cash-based	73	48	25	—	—	—	48	—
Shares or equivalent ownership interests	110	72	38	—	—	65	137	137
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	41	—	41	—	—	—	—	—
MB Management function(5)	16,144	2,890	13,254	(3)	—	1,277	4,164	3,009
Cash-based	6,196	1,156	5,040	(1)	—	—	1,155	—
Shares or equivalent ownership interests	8,901	1,734	7,167	(2)	—	1,277	3,009	3,009
Share-linked instruments or equivalent non-cash instruments	392	—	392	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	655	—	655	—	—	—	—	—
Other senior management(5)	24,664	5,761	18,903	(3)	—	2,893	8,651	6,015
Cash-based	9,264	2,637	6,627	(1)	—	—	2,636	—
Shares or equivalent ownership interests	12,405	3,124	9,281	(2)	—	2,893	6,015	6,015
Share-linked instruments or equivalent non-cash instruments	548	—	548	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	2,447	—	2,447	—	—	—	—	—
Other identified staff	88,359	29,453	58,906	(5)	—	14,393	43,841	28,711
Cash-based	44,203	15,132	29,071	(2)	—	—	15,130	—
Shares or equivalent ownership interests	40,010	13,565	26,445	(3)	—	14,393	27,955	27,955
Share-linked instruments or equivalent non-cash instruments	3,587	756	2,831	—	—	—	756	756
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	559	—	559	—	—	—	—	—
Total amount	129,391	38,224	91,167	(11)	—	18,628	56,841	37,872
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) The deferred remuneration awarded with respect to previous results periods already reported at the time of its awarding is included, in compliance with the provisions of the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022.

(2) Additionally, the update has been paid in accordance with the interannual CPI of the cash part of the deferred remuneration awarded with respect to previous periods of results that has been consolidated in fiscal year 2024. These amounts are the following: 8 thousand euros for a non-executive director, 108 thousand euros for executive directors, 355 thousand euros for the rest of the members of Senior Management and 1,956 thousand euros for the rest of the Identified Staff.

(3) The deferred variable remuneration generated in 2018 and 2019 by a non-executive director in her previous capacity as a BBVA director is included.
(4) In accordance with the provisions of the Guidelines on the exercise of remuneration comparison, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, the “Discretionary pension benefits” are included (15% of the agreed annual contribution to cover the contingency of retirement) corresponding to the 5 years prior to 2024 of the Chair and members of Senior Management. Consistent with the above, the “Discretionary pension benefits” generated in 2019 by a non-executive director in her previous capacity as a BBVA board member are included.

(5) The corresponding remunerations of the executive directors and other members of Senior Management who had such status on December 31, 2024 are included. The information on the remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management is detailed in Note 54 of the report to the BBVA Group's Consolidated Annual Accounts for the year 2024.

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The number of employees receiving remuneration of €1 million or more is as follows:

Table 93. EU REM4 - Remuneration of €1 million or more per year

EUR	Identified staff that are high earners as set out in Article 450(i) CRR
1 000 000 to below 1 500 000	41
1 500 000 to below 2 000 000	17
2 000 000 to below 2 500 000	10
2 500 000 to below 3 000 000	3
3 000 000 to below 3 500 000	4
3 500 000 to below 4 000 000	1
4 000 000 to below 4 500 000	1
4 500 000 to below 5 000 000	1
5 000 000 to below 6 000 000	1
6 000 000 to below 7 000 000	1
7 000 000 to below 8 000 000	2
8 000 000 to below 9 000 000	—
(*) The data included in the template represents the best information available as of the date of publication of the report.
(**) Includes the sum of the fixed remuneration for the year 2024 and the total variable remuneration corresponding to 2024. Total variable remuneration corresponding to the year 2024, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2024 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario (150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2024 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2027, may be within an achievement range of between 0% and 150%. In addition, the 2024 Deferred Annual Variable Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

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The table below gives the total remuneration of the Identified Staff for the year 2024, broken down by area of activity:

Table 94. EU REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (identified staff) (Thousand euros)

	Management body remuneration			Business areas						Total
	MB Supervisory function	MB Management function	Total MB	Investment banking(1)	Retail banking(2)	Asset management(3)	Corporate functions(4)	Independent internal control functions(5)	All other(6)
Total number of identified staff										337
Of which: members of the MB(7)	15	2	17
Of which: other senior management(7)				1	5	—	7	3	—
Of which: other identified staff(7)				54	72	8	92	78	—
Total remuneration of identified staff(8)	5,210	15,138	20,348	56,331	90,794	8,405	75,704	41,317	—
Of which: variable remuneration	—	8,473	8,473	26,561	42,993	3,974	27,293	12,289	—
Of which: fixed remuneration	5,210	6,665	11,875	29,770	47,801	4,431	48,411	29,028	—
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) Includes trading activities and other Investment Banking activities.
(2) Includes Retail, Business, Corporate and Insurance Banking activities.
(3) Includes Asset Management and Private Banking activities.
(4) Includes the support areas for the BBVA Group and the business support areas (Finance, Legal, Human Resources, etc.).
(5) Includes Risk Management, Internal Audit and Regulatory Compliance activities.
(6) Rest of activities not included in the previous categories.
(7) The information corresponding to the directors who have been directors during the year, the members of Senior Management who had such status on December 31, 2024, and the rest of the Identified Staff who have had such status during the year is included. The information on the remuneration and other benefits to the Board of Directors and members of Senior Management is detailed in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2024.

(8) Includes the sum of the fixed remuneration corresponding to the 2024 financial year and the total variable remuneration corresponding to 2024, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2024 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario (150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2024 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2027, may be within an achievement range of between 0% and 150%. In addition, the 2024 Deferred Annual Variable Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

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6.Information on the Corporate Governance System

6.1.Members of the Board of Directors of BBVA	243
6.2.Selection, suitability and diversity policy	247
6.3.Committees of the Board of Directors	249
6.4.Information flow on risk	251

PILLAR 3 2024	6. INFORMATION ON THE CORPORATE GOVERNANCE SYSTEM	P. 242
BBVA has a solid and effective corporate governance system, which is constantly evolving to adapt to the Bank’s strategy and to its particular circumstances and needs, in line with the Corporate Culture and Values that define BBVA’s identity.
This system is geared toward promoting BBVA’s objectives and long-term interests and has taken shape on the basis of the following pillars:
1.An appropriate composition of the corporate bodies
2.A clear distribution of functions and interaction among them and with senior management
3.A sound decision-making process and a robust informational model
4.A comprehensive monitoring, oversight and control system
5.A parent-subsidiary relationship model that allows for a coherent and well-integrated internal governance at Group level.
The information regarding Entity’s corporate governance of this Report is complemented by the 2024 Annual Corporate Governance Report which forms part of the Management Report by reference, and which has been submitted by the Board to the General Shareholders’ Meeting to be held on March 21, 2025, as well as the BBVA Board of Directors selection, suitability and diversity policy; which are all of them available on the BBVA corporate website (www.bbva.com), in the “Shareholders and Investors” – “Corporate Governance and Remuneration Policy” section.

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6.1.Members of the Board of Directors of BBVA
Article 435 (2) a) CRR
EU OVB a), b)
Below is the composition of BBVA’s Board of Directors for the year ended December 31, 2024, along with information on their profiles:
▪Carlos Torres Vila has been Chair of the BBVA Board of Directors since December 2018 and he is also Chair of the Executive Committee and the Technology and Cybersecurity Committee of the Board of Directors. He is also non-executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Previously, he was Chief Executive Officer of BBVA from May 2015 to December 2018. He joined the BBVA Group in 2008 and has held various high-ranking roles since then, which include Head of Digital Banking from March 2014 to May 2015 and Head of Strategy and Corporate Development from January 2009 to March 2014. In addition, he previously held positions of responsibility in other companies, such as Chief Financial Officer and Corporate Director of Strategy and member of the Executive Committee of Endesa, as well as elected partner at McKinsey & Company. He holds a degree in Electrical Engineering (BSc) and in Business Administration from the Massachusetts Institute of Technology (MIT) and a degree in Law from the National Distance Education University (UNED). He also completed a master’s degree in Management (MS) at the MIT Sloan School of Management.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director of BBVA Group entities**)
▪Onur Genç has been Chief Executive Officer of BBVA since December 2018. Furthermore, he is non-executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. He was Chair and CEO of BBVA USA and Country Manager of BBVA in the United States between January 2017 and December 2018, Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2015. He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office. He holds a degree in Electrical Engineering (BSc) from the University of Bogaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director of BBVA Group entities**)
▪José Miguel Andrés Torrecillas has been independent director of BBVA since March 2015 and Deputy Chair of the Board of Directors since April 2019. Additionally, he is Chair of the Audit Committee and the Appointments and Corporate Governance Committee of the Board of Directors of BBVA. His professional career is linked to Ernst & Young, where he has held different positions of responsibility, including partner (1987), Managing Partner of the Banking Group (1989-2004), General Managing Partner of Audit and Advisory Services (2001-2004) and Chair of Ernst & Young Spain (2004-2014). He has been a member of various organisations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors, and of the Institute of Chartered Accountants in England & Wales (the ICAEW). He has also been a member of the Board of Directors of Zardoya Otis, S.A. from 2015 until 2022.He holds a degree in Economic and Business Sciences from Complutense University of Madrid and completed post-graduate studies in Management Programmes from IESE, Harvard and IMD.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Jaime Félix Caruana Lacorte was appointed independent director of BBVA in March 2018. He was General Manager of the Bank for International Settlements (BIS) between 2009 and 2017; between 2006 and 2009 he was Director of the Monetary and Capital Markets Department and Financial Counsellor to the Managing Director of the International Monetary Fund (IMF); between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision; and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank. He is a member of the Group of 30 (G-30). He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and he is a Commercial Technician and State Economist.

PILLAR 3 2024	6. INFORMATION ON THE CORPORATE GOVERNANCE SYSTEM	P. 244

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Enrique Casanueva Nárdiz was appointed independent director of BBVA in March 2024. He has held various senior positions at international financial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015; as well as Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to 2017. Previously, he was Managing Director of Investment Banking Spain and Portugal at the Santander Investment area of Banco Santander between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995. He holds a degree in Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration (MBA), specializing in finance and strategy, from the Massachusetts Institute of Technology (MIT).

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
▪Sonia Lilia Dulá was appointed independent director of BBVA in March 2023. She is a director of Huntsman Corporation, Acciona, S.A. and Corporación Acciona Energías Renovables, S.A., as well as a life member of the Council on Foreign Relations. She has sat on the boards of directors of different entities such as Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing Arts. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America. She has held positions of responsibility at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America (2007–2010), Head of Private Banking for Latin America (2010–2013) and Vicepresident of Global Corporate and Investment Banking for Latin America (2013–2018). She also spent part of her career at Goldman Sachs Group, as executive director and Vice President of Investment Banking between 1986 and 1995. She holds a BA in Economics from Harvard University (United States) and an MBA in Finance from Stanford Graduate School of Business (United States).

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Huntsman Corporation and companies of Acciona Group)
▪Raúl Catarino Galamba de Oliveira has been independent director of BBVA since March 2020 and Lead Director since April 2022. Moreover, he is Chair of the Risk and Compliance Committee of the Board of Directors of BBVA. He is independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director in companies of José de Mello Group (José de Mello Capital and José de Mello Saúde). His career path has been mainly linked to the firm McKinsey & Company, where he was appointed partner in 1995 and Head of the global financial services practice in 2000. In this firm he has held other senior positions, including Managing Partner of Spain and Portugal (2005-2011), Managing Partner of Global Risk practice (2013-2016), member of the Global Shareholders’ Council (2005-2011), member of the Global Partner Election and Evaluation Committees (2001-2017), member of the Remuneration Committee (2005-2013) and Chair of the Global Learning Board (2006-2011). He is a graduate in Mechanical Engineering from the Instituto Superior Técnico (IST) in Portugal, holds a master’s degree (MS) in Mechanical Engineering-Systems from IST and an MBA from the Nova School of Business Economics in Portugal.

Count of positions in accordance with banking regulations*	3 non-executive positions** (BBVA, CTT- Correios de Portugal, S.A. and companies of José de Mello Group**)
▪Belén Garijo López has been director of BBVA since March 2012, as external director since March 2024. She has been Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council. She has been a member of the Board of Directors of L’Oréal from 2014 to 2024, and she has held various positions of responsibility at Abbot Laboratories (1989-1996), Rhône-Poulenc (1996-1999), Aventis Pharma (1999-2004), Sanofi Aventis (2004-2011), and Merck (since 2011). She is graduated in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de La Paz – Autonomous University of Madrid. She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

Count of positions in accordance with banking regulations*	1 executive position (Merck Group) and 1 non-executive position (BBVA)
•Connie Hedegaard Koksbang has been independent director of BBVA since March 2022. She is independent director at Danfoss A/S. She participates on an ongoing basis in international

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forums and organizations and in foundations such as member of the Supervisory Board at the European Climate Foundation, Chair of the OECD’s Round Table on Sustainable Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), member of the Board of Trustees of Villum Foundation, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power Limited. She has been director of Cadeler A/S and member of the supervisory board of Nordex SE. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation. She holds a Master’s Degree in Literature and History from the University of Copenhagen.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Danfoss A/S )
▪Lourdes Máiz Carro has been independent director of BBVA since March 2014. She is non-executive director of Actividades de Construccióon y Servicios, S.A. She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 to 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infraestructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), INISAS, Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución, and Banco Hipotecario. In 1992, she became Attorney for the State and held various senior positions in the Public Administration, including Director of the Cabinet of the Assisstant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food. She holds a bachelor’s degree in Law and Philosophy and Educational Sciences from Complutense University of Madrid, and a doctorate in philosophy.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Actividades de Construcción y Servicios, S.A.)
▪Cristina de Parias Halcón has been external director of BBVA since March 2024. She is an independent director at Endesa, S.A. and Sanitas Seguros. She currently sits on the Board of Trustees of the BBVA Microfinance Foundation and of Fundación Professor Uría, among others. She was a member of the Board of Directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998. She holds a degree in Law from the University of Seville and an MBA from IESE Business School, Barcelona.

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Endesa, S.A. y Sanitas Seguros)
▪Ana Cristina Peralta Moreno has been independent director of BBVA since March 2018. She is currently independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017–2018), independent director at Deutsche Bank SAE (2015–2018), independent director at Banco Etcheverría, S.A. (2013–2014), and Senior Advisor at Oliver Wyman Financial Services (2012–2018). She has been Director of Risks and member of the Management Committee at Banco Pastor, S.A. (2008-2011) and held different positions at Bankinter, S.A., including Chief Risk Officer and member of the Management Committee (2004-2008). She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also completed a Master’s programme in Economic-Financial Management at CEF, a Programme for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas - senior management programme) at IESE.

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A.)
▪Ana Leonor Revenga Shanklin has been independent director of BBVA since March 2020. She is the Chair of the Remunerations Committee of the Board of Directors of BBVA. She is currently Chair of the ISEAK Foundation Board of Trustees, a member of the Board of Trustees of the BBVA Microfinance Foundation and a member of the Advisory Board of ESADE EcPol - Center for Economic Policy and Political Economy since 2019.

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She was also Associate Professor at the Walsh School of Foreign Service at Georgetown University from 2019 to 2021 and Senior Fellow at The Brookings Institution from 2018 to 2023. She is also non-executive director of Revenga Ingenieros, S.A.Her career path has been mainly linked to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she held various senior positions, including Senior Global Director of Poverty and Equity between 2014 and 2016 and Deputy Chief Economist between 2016 and 2017. She is a graduate (BA) in Economics and Mathematics from Wellesley College in the United States, she completed a graduate programme (MA) and a PhD in Economy at Harvard University, and holds a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Revenga Ingenieros, S.A.)
▪Carlos Vicente Salazar Lomelín has been director of BBVA since March 2020, with the status of other external. He is director of Sukarne, S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo S.A. de C.V. Furthermore, he is non-executive director at the following entities of BBVA Group: Grupo Financiero BBVA México, S.A. de C.V., BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México, BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México and BBVA Seguros Salud México, S.A. de C.V., Grupo Financiero BBVA México. His career path has also been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) between 1973 and 2019, in roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma, Manager of Coca Cola Femsa and General Manager of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial) between 2019 and 2022. He holds a bachelor’s degree in Economics and postgraduate studies in Business Administration from the Monterrey Institute of Technology and Higher Education.

Count of positions in accordance with banking regulations*	4 non-executive positions** (entities of BBVA Group**, Sukarne, S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo, S.A. de C.V.)
▪Jan Paul Marie Francis Verplancke has been independent director of BBVA since March 2018. He is an advisor to the internal advisory board at Abdul Latif Jameel and CEO of Vestraco, S.à.R.L. He was a non-executive director of Cambridge Solutions (India) from 2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011. In his professional career he has served as Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank from 2004 to 2015, Vice President of Technology and Chief Information Officer (CIO) for EMEA at Dell from 1999 to 2004, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss between 1994 and 1999. He holds a bachelor’s degree in Sciences, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA) and 1 executive position (Vestraco, S.à.R.L.)
* The applicable banking regulation (Act 10/2014 on the regulation, supervision and solvency of credit institutions and the Circular 2/2016 on the supervision and solvency) stipulates that directors of credit institutions may not simultaneously hold more positions tan those provided for in the following combinations: a) one executive position and two non-executive positions; or b) four non-executive positions.
** In accordance with Rule 34.2 of Circular 2/2016, on the supervision and solvency, executive or non-executive positions held within the same group will count as a single position; and the existence of an executive position in the joint count of several positions will determine the classification of the position resulting from the set as executive.
Moreover, in accordance with Rule 34.3 of this Circular, positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions provided in the previous star “*”.
The Board of Directors has submitted to the General Shareholders’ Meeting to be held on March 21, 2025, the reelection of Carlos Torres Vila and Onur Genç, as executive directors, as well as the reelection of Connie Hedegaard Koksbang, as independent director, for the statutory period of three years.

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6.2.Selection, sustainability and diversity policy
Article 435 (2) b), c) CRR
EU OVB b), c)
The Bank has a Policy on the selection, suitability and diversity of BBVA’s Board of Directors (the “Selection Policy”), approved by the Board of Directors, that sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that directors must meet, including those relating to suitability. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, the purpose of which is to ensure that the corporate bodies properly and effectively exercise their functions; all of this in the Bank's best corporate interest.
In this sense, the Selection Policy states that BBVA’s Board of Directors will promote diversity in the composition of the Bank's corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience.
In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Policy provides that directors’ refreshment and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.
In particular, efforts will be made to ensure that the Board of Directors has a balanced representation of men and women. In selection processes for new Bank directors, carried out as part of the progressive refreshment process of the corporate bodies, the Appointments and Corporate Governance Committee shall ensure that they promote diversity and that, in general, they are free from implicit biases that may lead to discrimination.
Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women who match the relevant professional profile are included amongst potential candidates.
To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female Directors should represent at least 40% of the Board of Directors.
Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total seats.
Under the Policy, the corporate bodies will also assess the diversity of skills, experience and knowledge, combining profiles who have experience and knowledge of the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.
In addition, BBVA's corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to adapt the composition of the corporate bodies to the needs of the Bank, thus being able to achieve an adequate balance aimed at ensuring that the corporate bodies can properly and effectively exercise their functions.
In view of the foregoing, the Appointments and Corporate Governance Committee carried out a selection process for directors during 2023, as a result of which the re-election of Belén Garijo López and Ana Peralta Moreno, and the appointment of Cristina de Parias Halcón, as directors of the Bank, among others, were submitted to consideration by the 2024 Annual General Meeting. This has effectively increased the presence of women on the Board of Directors to 46.67%, exceeding the representation target envisioned in the Selection Policy, and reinforced the diversity of knowledge, skills and experience (national and international) in essential areas for BBVA, which allows for a balanced, diverse and qualified composition.
These processes have taken into consideration the criteria set out in the Selection Policy, having favoured the diversity of experience, knowledge, skills and gender; and have not suffered from implicit biases that could have led to any discrimination.
Thus, within the framework of the Board performance refreshment process for financial year 2024, the Appointments and Corporate Governance Committee has analysed, in accordance with its Regulations, the structure, size and composition of the corporate bodies, to ensure that they are adequate for the fulfillment of their duties.
As a result of the above, the Appointments and Corporate Governance Committee found that the composition of the Board, as a whole, is appropriate and diverse, with a deep knowledge of the environment, strategy, activities, businesses and risks of the Bank and its Group, resulting in a balanced composition that caters to the needs of the corporate bodies, and therefore helping to ensure the proper performance of its functions.
In this regard, the composition of the Board complies with the requirements and objectives set out in the

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applicable regulations, in its Regulations and in the Selection Policy, highlighting that there is an adequate balance between the different types of directors, with a large majority of non-executive directors (13 out of 15, that is, 86.67%) and independent directors (10 out of 15, that is, 66.67%), and with a level of gender diversity that exceeds the objectives assumed by the Board (female directors represent 46.67% of the total number of directors).
The Board is also broadly diverse in terms of skills, knowledge and experience - both domestic and international -, which has been further increased through the various refreshment processes carried out in recent years, bringing in new directors to strengthen its wealth of skills, knowledge and experience in areas of special relevance for the management and supervision of the Bank.
The Appointments and Corporate Governance Committee annually analyses the composition of the Board as part of the annual Board assessment process, so as to ensure that BBVA’s corporate bodies consistently have the best composition for the performance of their duties, in accordance with the provisions and objectives of the Regulations of the Board and the Selection Policy. This process has culminated with the corresponding proposals submitted for consideration at the Bank’s next Annual General Shareholders’ Meeting, in accordance with the information that is available to shareholders through BBVA’s corporate website.
All of this allows the Board, as a whole, to have an adequate and diverse composition at all times and in-depth knowledge of the environment, strategy, activities, businesses and risks of the Bank and its Group, resulting in a balanced composition adapted to the needs of the corporate bodies, and therefore helping to ensure that it operates at all times in the Company’s best interests.

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6.3.Committees of the Board of Directors
Article 435 (2) d) CRR
EU OVB d)
BBVA’s Bylaws provides that the Board of Directors may, for the better performance of its functions, establish such committees as it deems necessary to assist it on matters within its remit.
Thus, the Board of Directors has established the following committees: Executive Committee, Audit Committee, Appointments and Corporate Governance Committee, Remuneration Committee, Risk and Compliance Committee and Technology and Cybersecurity Committee.
The committees of the Board of Directors, except the Executive Committee, are composed by majority of independent directors (the Audit Committee and the Risk and Compliance Committee are composed exclusively by independent directors).
Below is the composition of each committee as of December 31, 2024:

Directors	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remunerations Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee
Carlos Torres Vila	X					X
Onur Genç	X
José Miguel Andrés Torrecillas	X	X	X
Jaime Caruana Lacorte	X		X		X
Enrique Casanueva Nárdiz		X			X
Sonia Dulá		X			X
Raúl Galamba de Oliveira			X		X	X
Belén Garijo López	X		X
Connie Hedegaard Koksbang		X
Lourdes Máiz Carro		X		X
Cristina de Parias Halcón			X			X
Ana Peralta Moreno		X		X
Ana Revenga Shanklin				X	X	X
Carlos Salazar Lomelín				X
Jan Verplancke				X		X
The Board of Directors holds monthly ordinary meetings in accordance with the annual meeting schedule drawn up, and extraordinary meetings as often as deemed necessary. The committees will meet whenever they are convened by their chair, in accordance with the provisions established in the specific Regulations of each committee.
Below is detailed the meetings held by the Board of Directors and by its committees in 2024 financial year:

Table 95. Number of meetings held by the Board of Directors and by its Committees

Governing body	No. meetings in 2024
Board of Directors	17
Executive Committee	18
Audit Committee	13
Risk and Compliance Committee	23
Appointments and Corporate Governance Committee	4
Remunerations Committee	5
Technology and Cybersecurity Committee	7

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All the committees of the Board of Directors have their own regulations, approved by the Board of Directors, which include their compositions, organisational and operational rules, available on the Bank’s corporate website, www.bbva.com, under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, in the “Board Committees” section.
The information regarding the activity carried out by each committee in 2024 financial year is included in the 2024 Annual Corporate Governance Report (section 6); as well as in the report detailing the activity carried out by each committee in the exercise of their functions during the 2024 financial year. Both the Annual Corporate Governance Report and the report of each committee are available on the Bank’s corporate website, www.bbva.com, under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy” section.

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6.4.Information flow on risk
Article 435 (2) e) CRR
EU OVB e)
In accordance with BBVA's corporate governance system, the Board of Directors of the Bank has certain assigned functions in risk-related matters, concerning both the management dimension — specifically, in connection with the adoption of the corresponding most relevant decisions — as well as to the monitoring and supervision of the adopted decisions and the management of the Bank.
In particular, the Board of Directors is responsible for establishing the Group's risk strategy and, in the exercise of this function, for determining the risk control and management policy, which is materialized in the General Risk Management and Control Model (the "Model"), the BBVA Group's Risk Appetite Framework and in the framework of the policies for the management of the different types of risks (financial and non-financial) to which the Bank is or may be exposed, and which contain the basic guidelines for managing and controlling risks uniformly across the Group, in a consistent manner with the Model and the Risk Appetite Framework.
Furthermore, in parallel with the function of defining the risk strategy and within the scope of its risk monitoring, supervision and control functions, the Board of Directors monitors the evolution of BBVA Group risks as well as the risks affecting each one of its main geographical and/or business areas, ensuring that they comply with the BBVA Group's Risk Appetite Framework, and is also responsible for overseeing internal information and control systems.
To guarantee an adequate performance of its management and supervision functions, the Board relies on the work carried out by its different Committees, in accordance with the matters within the scope of their remit and as established in the Regulations of the Board and in the regulations of its Committees, as well as on the information and documentation submitted by the executive areas responsible for managing and controlling risks within the Group (the Global Risk Management Area and, as regards non-financial risks and the internal control model, the Regulation and Internal Control Area).
Thus, for the adequate performance of its duties, the Board of Directors of BBVA, as a credit institution, is assisted by the Risk and Compliance Committee, which provides support mainly, in matters related to the management and supervision of risks, and the Executive Committee, which helps ensure its alignment with the established strategy.
In general, the Risk and Compliance Committee meets twice a month, in order to carry out a permanent and adequate monitoring of the evolution of the risks of the Group.
This Committee is made up of non-executive directors, and a majority of independent directors, including its Chair, all of them with sufficient knowledge, capacity and experience to understand and control the risk strategy of the Bank and its Group.
The Risk and Compliance Committee's main task is to support the Board of Directors in determining and monitoring the Group’s risk control and management policy, which includes both financial and non-financial risks; by submitting to the Board the Model and the Group’s Risk Appetite Framework proposals, based on the strategic-financial approach which is determined by the Board of Directors or the Executive Committee, thus ensuring its alignment with the Group's Strategic Plan in force at all times. In addition, the Risk and Compliance Committee proposes, in a manner consistent with the Group's Risk Appetite Framework approved by the Board, the Group's financial and non-financial risk control and management policies; and also participates in the decision-making process regarding the strategic corporate projects or transactions presented to the Board of Directors or the Executive Committee, assessing the associated risks.
On the other hand, the Risk and Compliance Committee monitors the evolution of the risks faced by the Group and their level of adequacy with regard to the Group's Risk Appetite Framework and the established general policies, with greater frequency and with a sufficient degree of granularity, which enables the adequate performance of its functions. Therefore, the Risk and Compliance Committee obtains a holistic and global vision of all risks of the Group, both financial and non-financial, without prejudice to the support provided to the Board and the Risk and Compliance Committee by other Committees, which receive information on certain non-financial risks by virtue of their speciality.
This monitoring by the Risk and Compliance Committee of the different types of risks, financial and non-financial, is reported by the executive areas through three types of reports: (i) a general overview of the Group's risks, provided monthly by the Head of Global Risk Management, supplemented, with respect to non-financial risks, with the monthly report from the Head of Regulation & Internal Control; (ii) an overview on the most relevant risks of the main geographical and business areas in which the Group develops its activity, through six-monthly reports from the Heads of Risks in each relevant geographical or business area; and (iii) an update by type of risk, provided by means of the regular reports from the executives responsible for each type of risk within the Group (financial and non-financial) and on a more frequent basis in credit risk matters (retail and wholesale), as well as in the different non-financial risks (including, among others, the compliance risk).

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In addition to the risk monitoring function performed by the Risk and Compliance Committee, the Executive Committee monitors the evolution of the Group's risk profile through the monthly reports provided by the Head of Global Risk Management.
Besides the activity of both committees on risk-related matters, the Board of Directors itself is informed on a regular basis about the evolution of the Group's main risks, both financial and non-financial, through the monthly activity reports of the Risk and Compliance Committee, as well as the quarterly reports of the Head of Global Risk Management, the Head of Regulation & Internal Control and the Chair of the Risk and Compliance Committee and the annual report specifically submitted by the Group's head of RCS Engineering, who reports to the Head of Regulation and Internal Control.
Thus, the Board, with support from its committees, establishes the Group's risk strategy and oversees and controls the evolution of all the risks in the Group and its main geographical or business areas.
For more details on the activity of the Board of Directors' committees in risk-related matters in 2023, please refer to BBVA's 2023 Annual Corporate Governance Report and the report on Board committees’ activity in 2023, both available on BBVA's corporate website (www.bbva.com), under the "Shareholders and Investors”, “Corporate Governance and Remuneration Policy” section.

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7.Prudential disclosures on environmental, social and governance risks

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7.1.Introduction and governance model
7.1.1. Sustainability as a strategic priority
Sustainability for BBVA means “helping our customers in the transition to a sustainable future” by fostering environmental protection, economic growth and social development. BBVA seeks to generate a positive impact on its stakeholders through the development of its business and thanks to the multiplier effect of banking.
Climate change impacts industries and the way in which customers consume, get around, or fit out their homes, requiring significant investments that will continue for decades to come.
Furthermore, climate change and human actions are stressing natural capital (water, crops, raw materials, etc.), making it increasingly relevant for customers to ensure the continued availability and quality of essential resources for production and service delivery.
Last but not least, major inequalities are still present all around the world and may be exacerbated by the effects of the economic transformation posed by our collective decarbonization efforts or the destruction of natural capital. Banks can play a key role in the development of inclusive growth through ‘bankarization’ of the population and financial literacy, and develop inclusive infrastructure (such as health care, education and communications).
Environmental
The effects of climate change go beyond the economic sphere and require all actors in society to adapt and act together. The environmental dimension of sustainability is of great importance to BBVA. To effectively address environmental challenges, it is essential to also consider natural capital.
Through its products and services, BBVA plays an important role in the transition of its clients.
Social
Companies are fundamental actors in the development and progress of societies. From this perspective, BBVA promotes economic growth that not only respects the planet's limits but also provides opportunities for the most vulnerable segments.
BBVA contributes to this inclusive growth primarily through its business. BBVA promotes inclusive and responsible practices among its employees and clients, in addition to other philanthropic activities carried out by the Group's entities and its foundations.
Governance
Companies must carry out their activities in strict compliance with current legislation, responsibly and in accordance with strict ethical behavior standards.
BBVA understands the governance dimension of sustainability as being related to business conduct, policies, and the regulatory and governance frameworks on sustainability.
7.1.2. Regulatory framework
Implementing technical standards on ESG risk
On January 24, 2022, the European Banking Authority published its final draft implementing technical standards (“ITS”), amending the CRR on Pillar 3 disclosures relating to environmental, social and governance (“ESG”) risks.
These ITS were subsequently incorporated into the body of European Union law in the Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards disclosure of information on environmental, social and governance risks.
Spanish Law 7/2021 on climate change
In accordance with the provisions of Law 7/2021 of May 20, on climate change and energy transition (Law 7/2021), an annual report must be submitted in which an assessment is made of the financial impact on society of the risks associated with climate change generated by the exposure to it of its activity, including the risks of the transition towards a sustainable economy and the measures adopted to address said risks. Likewise, under the aforementioned Law, specific decarbonization targets for the loan and investment portfolio aligned with the Paris Agreement must be published starting in 2023. The table of contents of the Law is below:

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Topic	Reporting criteria
Governance	Governance structure of organization, including the role that its various bodies perform, in relation to the identification, evaluation and management of risks and opportunities related to climate change.
Strategy	Strategic approach, in terms of adaptation and mitigation of the entities to manage the financial risks associated with climate change, taking into account the current risks at the time of writing the report, and those that may arise in the future, identifying the actions necessary at that time to mitigate such risks.
Impacts	The real and potential impacts of risks and opportunities associated with climate change on the organization's activities and its strategy, as well as on its financial planning.
Risk management	The processes for identifying, evaluating, controlling and managing climate-related risks and how these are integrated into its global business risk analysis and its integration into the organization's global risk management.
Metrics and goals	Metrics, scenarios and objectives used to assess and manage important risks and opportunities related to climate change and, if calculated, the scope 1, 2 and 3 of its carbon footprint and how its reduction is addressed .
7.1.3. Governance model
Functions and responsibilities of the Corporate Bodies
Article 449 bis CRR - Table (1) e), Table (2) d)´
BBVA has a corporate governance system, comprising a set of principles, rules and mechanisms that integrate and regulate the structures and operation of its corporate bodies (hereinafter, the "System" or the "Corporate Governance System"). This system is mainly governed by the provisions of the Bank's Bylaws, the regulations of its various corporate bodies and the general policies of the Bank, as approved by the Board of Directors.
The System is aligned with BBVA's Culture and Values and is geared towards achieving the Bank's corporate interest and purpose. To ensure the above, the Board supervises its effectiveness, adapting it, when deemed necessary or convenient, to the environment in which the Bank and its Group operate, with due regard paid to prevailing regulatory and supervisory requirements and best industry practice, as well as the views and opinions of the Bank's various stakeholders.
The governance model for environmental, social and governance risks is integrated within BBVA's corporate governance system, under the terms detailed below.
Within the framework of the Corporate Governance System, the powers of the Board of Directors shall be those prescribed from time to time by prevailing and the Company’s Bylaws, as well as, specifically and among others, those set out in Article 17 of its Regulations.
Among other functions, and as an essential part of the Corporate Governance System, the Board of Directors is authorized, under Article 17(1)(a)(i) of its Regulations, to approve the Bank’s general policies and strategies. In use of this power, the Board has defined a general management and control framework, consisting of the Group's main strategic and forward-looking decisions (including the Strategic Plan, the Budget and the Risk Appetite Framework) and has approved a series of general policies containing the Board of Directors’ main guidelines for the management and supervision of the Group’s various areas of activity.
In addition, the Board broadly carries out — directly or through its Committees — the follow-up of the decisions made, including supervision of the implementation of the general policies, and of the management of the company and its Group.
For the proper fulfillment of its functions, the Board of Directors has a governance model in place that ensures the participation of all directors, with full freedom of criteria, in relation to: (i) adequate decision-making and monitoring and control processes; (ii) a complete, complete, adequate and consistent reporting model; and (iii) proactive management of identified conflicts of interest, both real and potential.
Thus, BBVA has a decision-making process which typically originates at the Bank’s executive areas. These areas draw up decision proposals, coordinated with the main strategic decisions already adopted by the Board, which are then laid before the competent corporate bodies for further analysis, debate and decision, supported by a reporting model that provides complete, integral, adequate and consistent information.
This Model is characterized by the interaction of the different Corporate Bodies among themselves and with those heading up the executive areas, thus providing the opportunity for frequent analysis and debate in order to make decisions that are aligned with the corporate interest and with the Bank’s Purpose.
Once the decisions have been made by the Corporate Bodies, the executive areas execute, develop or implement those decisions, reporting to the competent Corporate Bodies for their subsequent supervision and control, in accordance with the supervision and control processes in place.
To ensure that the Corporate Bodies are able to comply with the supervision and control functions ascribed to them, BBVA has a set of processes in place that structure the way in which the Corporate Bodies carry out these functions, so as to ensure that their decisions are being properly acted upon or, if necessary, to identify specific aspects that require further steps to be taken (the “Supervision and Control Model”).

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The exercise of supervision and control functions in each specific area is carried out by the Board of Directors, both directly at its meetings and through the activities of its various Committees, which play a key role in supervising and controlling the management.
Thus, the Committees support the Board by monitoring issues that fall within their area of expertise, doing so more frequently and in more detail than the Board, to which they also regularly report to convey the most relevant issues addressed by each of them.
The functions of the Corporate Bodies are below:
The decision-making, supervisory and control models described above are complemented by a reporting model to ensure that the Corporate Bodies have all the information they need, in due course, to carry out the duties ascribed to them. In particular, BBVA's information model is characterized by providing the Corporate Bodies with information that is: complete, integrated, adequate and consistent.
The reporting model comprises information from various sources that allows the directors, after evaluating it as a whole, and in a constructive and critical manner, to debate the matters submitted for their consideration on the corresponding corporate bodies and to carry out the duties assigned to them.
The information flows between the Bodies are below:

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According to this mode, and as set forth in Article 5 of the Regulations of the Board of Directors, prior to the meetings, directors will be provided with the information needed to form an opinion with respect to the matters within the remit of the Corporate Bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.
Governance model of the Corporate Bodies on matters of sustainability
Article 449 bis CRR - Table (1) e), f), g), Table (2) d), e)
In the context of the Group's overall management and control framework, the Board of Directors has incorporated sustainability as one of the Bank’s strategic priorities, as reflected in the Group’s 2019-2024 Strategic Plan.
As part of this framework, the BBVA Board of Directors has approved the General Sustainability Policy, which sets out and defines the general principles, management and control objectives and guidelines to be followed by the Group in matters of sustainable development, understood as meeting the needs of the present generation without compromising the ability of future generations to meet their own needs, in line with the definition established in this regard by the United Nations.
The Corporate Bodies ensure that sustainability, which includes environmental, social and governance (ESG) aspects, is integrated into all the Group's businesses and activities, from a global perspective, and that the material impacts, risks and opportunities relating to sustainability are adequately managed.
To succeed in this task, the Bank has a Global Sustainability Area, which is responsible, inter alia, for designing and promoting the implementation of the Group's strategic sustainability agenda and business development in this regard; setting the Group's objectives in these matters; and promoting and coordinating the different lines of work of the Group in this area, developed by the different areas; maintaining in all areas of the Group the objective of promoting integrity in the relationship with the different stakeholders.
Likewise, the various executive areas promote the different aspects of sustainability in their respective areas of competence, considering it in the definition of their strategies, work plans, initiatives and resource management, and establishing, where appropriate, objectives and metrics that allow measuring the progress made by each of them in these areas.
The impacts, risks and opportunities arising from the various aspects of sustainability that are of material significance to the Bank are taken into account in the decisions approved by the Board of Directors that make up BBVA's general management and control framework.
In particular, they fall within the scope of the Strategic Plan, which incorporates sustainability as one of its strategic priorities; of the Budget, which sets annual targets for strategic indicators, among others, related to Sustainability; and of the Risk Appetite Framework, which makes reference to sustainability in the Risk Appetite Statement, as well as specific metrics related to sustainability (i.e. high transition risk (hereinafter, HTR) metrics and the portfolio decarbonization indicator).
Moreover, the various general policies of the BBVA Group, which set out the basic management guidelines in the different areas of special significance for the proper pursuit of the Bank's activity, also include different issues related to sustainability.
In this context, BBVA has governance models in place for the various elements that contribute to sustainability and the generation of long-term value, which stakeholders consider ESG factors or which should be included within the concept of “Sustainability”. This includes the management of the environmental impact of our direct activity and that of our customers on climate change, the treatment of social issues, both within the organization as regards our own employees and in society and, fundamentally, in our customers, as well as the Bank's actions in the different areas aimed at ensuring proper business conduct.
When managing and monitoring issues related to sustainability, the Board of Directors has adopted a governance model built around the Board itself, with the specialized support of its various Committees on matters that fall within their respective remits.
In the case of the Executive Committee (hereinafter, CDP), it supports the Board of Directors in decision-making and recurrent monitoring of BBVA’s strategy and objectives on matters of sustainability, which are defined while taking due account of the impacts, risks and opportunities arising from sustainability that are considered of relative importance for the Bank. The Executive Committee also supports the Board in overseeing the effective implementation and pursuit of the strategy by the Group’s executive areas.
Meanwhile, the Risk and Compliance Committee supports the Board in integrating sustainability into the analysis, planning and management of the Group's financial and non-financial risks, and in overseeing their effective fulfillment.
The Audit Committee supervises the preparation process and the content of the information to be prepared by the Corporate Bodies on sustainability for publication, as part of the Group's financial and non-financial public information.
The Appointments and Corporate Governance Committee not only assists the Board in assessing the effectiveness of the aforementioned Corporate Governance System, but also ensures that sustainability-

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related skills and expertise are taken into account when considering the composition of the Board of Directors.
On the other hand, the Remuneration Committee analyzes the selection and monitors the trend in strategic indicators linked to variable remuneration, including indicators related to sustainability.
Lastly, the Technology and Cybersecurity Committee assists the Board in monitoring technology strategy and cybersecurity management.
The structure of the Corporate Bodies is as follows:
Through this governance model, the Corporate Bodies define, oversee and monitor the effective implementation of the Group's strategy on matters of sustainability, while considering the impacts, risks and opportunities it generates for the BBVA Group. It also enables the Corporate Bodies to establish or oversee the establishment at the executive level, as appropriate, of the Bank’s objectives in these matters and to monitor progress toward their achievement.
Integration of sustainability at the executive level across areas
The execution of the sustainability strategy, approved by BBVA's Corporate Bodies, implies Group-wide integration at the executive level. For this purpose, the Group has a Global Sustainability Area, the head of which reports directly to the Chief Executive Officer for matters relating to the business, and to the Chair for matters of transformation and the sustainability strategy.
The implementation of the sustainability strategy is a cross-cutting issue throughout the Group, and all areas are responsible for progressively incorporating it into their strategic agenda and work dynamics. Along these lines, the Global Sustainability Area is responsible, inter alia, for designing and promoting the implementation of the Group's strategic sustainability agenda (focusing on the fight against climate change, protection of natural capital and inclusive growth) and business development in this area; establishing the Group's objectives in these matters; and promoting and coordinating the different lines of work of the Group in this area, developed by the different areas; maintaining in all areas of the Group the objective of promoting integrity in the relationship with the different stakeholders.
Notably, the sustainability governance model in place at the Group combines the governance model of the Corporate Bodies with a Group-wide structure at the executive level, headed up by the Global Sustainability Area, thus helping the Group to pursue its priority strategic objectives in the different areas of the Group, in accordance with the main focuses of action in terms of sustainability set out in the Group's General Sustainability Policy (climate change and protection of natural capital and inclusive growth). The structure of the Global Sustainability Area is below:

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(1) This includes: CIB Investment Banking & Finance and Client Solutions Spain, Mexico, Turkey and South America.
As shown in the figure above, the Global Sustainability Area incorporates dependencies of the business units of both Commercial Client Solutions and Retail Client Solutions, as well as CIB, the business unit with which it shares its top manager, with the aim of strengthening and accelerating the integration of sustainability into the Group's business.
In addition, BBVA has developed a network of experts, made up of sustainability specialists in different areas of the Group (Retail Client Solutions, Commercial Client Solutions, Corporate & Investment Banking, Asset Management, GRM, Finance, Regulation & Internal Control, Legal, Internal Audit and the Global Sustainability Area itself). These specialist teams are responsible for generating knowledge in the field of sustainability in the Group for proposals and solutions for customers, as well as for supporting the areas in the development and implementation of new value propositions in the field of sustainability, the integration of sustainability risks in risk management, the management of non-financial risks, as well as the definition of a public agenda and sustainability standards.
In 2022, the Sustainability Alignment Steering Group (hereinafter SASG) was created to make proposals and monitor the alignment objectives of the sectors for which specific objectives have been set and to supervise their compliance. It is made up of the heads of the Corporate & Investment Banking, GRM, Global Sustainability Area, Strategy and Regulation & Internal Control business areas.
After passing through the SASG, the monitoring of compliance with the objectives, including an explanation of possible deviations and measures to redirect them (if applicable), is presented quarterly for review at the highest executive level and subsequently to the corporate bodies, at least every two years.
With regard to the disclosure of ESG public information, the BBVA Group has an ESG Reporting Committee. The Committee serves as a coordinating and support body at the executive level aimed at ensuring that the information to be disclosed on sustainability matters to be formulated by the BBVA Group's corporate bodies reflects its sustainability objectives and strategy, as well as the risk management model and the relevant quality standards. The Committee is headed up by the Finance area and the following areas take part in meetings: Global Sustainability Area, Global Risk Management, Regulation & Internal Control, Legal Services, General Secretary, Data, Chair Office, Talent & Culture, and Internal Audit.
In order to strengthen the Group-wide integration of sustainability, BBVA has incorporated other aspects related to sustainability in the day-to-day running of its business, encompassing not only its relationship with customers but also in internal processes, including its management control and reporting processes.
The following actions can be highlighted:
–Steady integration of sustainability when delivering financial reports to Senior Management and the business areas.
In Spain, for example, these reports include analysis of the trend in profitability and its impact on the income statement, and certain decisions on the allocation of internal resources are derived from them.

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–Use of financial information for decision-making based on the Sustainability pillar.
In Spain, for example, this information includes data on the channeling of sustainable business, profitability, the percentage penetration of sustainable business, as well as balance sheets and income statements enabling the Bank to monitor sustainability for each of the business segments.
–Incorporation of global and local sustainability projects into the Single Development Agenda (SDA)
Development and implementation of global and local sustainability projects under the umbrella of the Single Development Agenda (SDA). The SDA is the standard governance framework where projects are prioritized and the financial resources and human capital needed to carry them out are allocated accordingly. The amount set aside for sustainability-related projects amounted to 52.5 million euros in 202417. We would highlight the investments made in the following areas: (i) Transformational projects to be able to offer sustainable products for the existing businesses and grow in new markets, thus strengthening the Group's competitive position in the long run; (ii) projects relating to risks and processes for the comprehensive adaptation of the current components and the implementation of new physical and transition risk controls; (iii) projects to accompany the transition toward the decarbonization objectives set; (iv) projects with a strong community investment component focused on inclusive growth; (v) projects to implement the main requirements related to ESG reporting; and (vi) projects in the technological realm to make the sustainability pillar part of data models and implement global indicators to monitor the volume of sustainable financing channeled.
Additionally, the Group has also developed a procedure for managing environmental and social disputes in order to identify the existing processes that prevent disputes from materializing and to establish how to manage and resolve them in this regard. This procedure covers environmental and social disputes associated with wholesale customers that are incorporated into the development of their financial programs. It also highlights the due diligence process carried out on Corporate & Investment Banking (C&IB) clients when verifying compliance with the Environmental and Social Framework and the Equator Principles.
The CIB Engagement Oversight Group Client Committee (hereinafter CEOG), or its local equivalent designated in each geography, monitors the dialogue and support plans with clients and assesses compliance with the Environmental and Social Framework described in section 7.3.1 Strategy and the business processes relating to Social Risk.
The CEOG meets annually by default, although ad-hoc meetings may be held as and when needed.
The results of the social controversy analysis of customers and projects are managed through the New Business Committee (“NBC”) and are also considered in the approval of financial programs for wholesale clients, which are managed through the Credit Risk Approval Committee structure.
The NBC is held at least weekly and has a sectoral focus. Each wholesale customer transaction must be approved taking into account the environmental, social, and governance (hereinafter, ESG) risk factors that affect the transaction, which are specifically defined and assessed for each transaction proposal presented at the NBC. The proposals are evaluated by the Committee members, along with other relevant non-ESG factors considered when deciding whether to approve the transaction.
If the transaction is approved, it must be evaluated by the wholesale credit risk management committees, which also analyze ESG risk factors, specifically including social and governance risks, as explained above.
To facilitate the decision-making processes described above, the Sustainable Finance CIB team (which also handles the C&IB Reputation functions)     may request a further analysis by the Reputation Holding unit. This unit periodically reports on the Group’s reputational risks to the Corporate Assurance Committee and to the Executive Committee attached to the Board of Directors. This process may include an assessment of potential environmental, social or governance risks.
Finally, in December 2024, the new Wholesale and Sustainability Committee was established, becoming the main decision-making and monitoring body for the actions related to the integration of climate and environmental risk within BBVA's risk management framework. Specifically, it focuses on the integration of these risks into the planning processes, the definition of appetite, and decision-making at the client, transaction, or portfolio level, within the scope of credit risk, markets, and structural risks
This is specified as follows:
i.Taxonomies of climate and environmental risks and their evolution.
ii.Methodological decisions in emission calculation engines impacting RAF metrics.
17 The data includes information from Spain, Mexico, Turkey, Argentina, Colombia, Peru, Uruguay, and Venezuela.

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iii.Approval of specific tools not considered as models.
iv.Decisions on the adoption of external models or the development of in-house calculation capabilities for climate and environmental risk.
v.Review and feedback from Wholesale & Sustainability Risk on the proposals to revise the Environmental and Social Framework by the GSA.
For more information, the sections 7.2 Environmental Risk, 7.3 Social Risk, and 7.4 Governance Risk, under the subsections on Strategy and Risk Management in this report, also mention issues related to the governance approach in the ESG field.
Activities of the Corporate Bodies on sustainability matters of frequency of meeting
Article 449 bis CRR – Table (1) h), Table (2) f)
The Board of Directors has made sustainability one of the Bank's strategic priorities and has approved the General Sustainability Policy, which defines and establishes the general principles, and the management and control objectives and guidelines to be followed by the Group in matters of sustainable development, supervision of which rests with the Board.
This Policy, revised in 2022, integrates the previous Corporate Social Responsibility Policies and the General Sustainability Policy and identifies BBVA's main stakeholders and other groups (customers, employees, shareholders and investors, suppliers, regulators and supervisors, as well as community investment) and the different areas of action (tax responsibility, prevention of illegal conduct and corruption, participation in international initiatives and commitment to human rights).
In addition, the Board of Directors has made other specific management decisions relating to sustainability, notably: establishing a strategic indicator for the channeling of sustainable business, with a target of 300 billion euros set for the 2018–2025 period, which is also part of the indicators in place for the incentive of the workforce; targets for the decarbonization of the portfolio aligned with the goal of achieving zero net emissions by 2050; or the Investment in the Community of 550 million euros.
When it comes to supervising and controlling the effective implementation of the decisions made by the Board of Directors on matters of sustainability, the Corporate Bodies rely on the reports received both from the Global Sustainability Area and from the Group's different areas and departments, which incorporate sustainability in the reporting processes for their businesses and activities.
The executive areas submit these reports to the Corporate Bodies according to their respective remits, either on a regular or as needed basis.
For these purposes, it should be noted that in 2024 the Corporate Bodies received regular specific reports from the Global Sustainability Area, allowing them to monitor and oversee different aspects of the strategy related to sustainability and the objectives set, as well as the main projects and lines of work of the Group in this regard.
In this regard, within the framework of reporting on Sustainability to the corporate bodies, which includes the performance of the inclusive growth strategy, reports have been presented three times to the Board and twice to the CDP.
In 2024, the issues addressed regarding inclusive growth have been framed within the goal of driving sustainable business.
Moreover, the Group's various business and global areas reported to the Corporate Bodies on their activities, which include sustainability as one of the key pillars, seeing as though it is a strategic priority of the organization. More precisely, they delivered detailed accounts of the initiatives, projects and specific activities developed and the resources they rely on in pursuing this priority.
Remuneration policy with objectives related to environmental and social risks
Article 449 bis CRR - Table (1) i), Table (2) g)
BBVA has a BBVA Directors’ Remuneration Policy, which was approved by the General Shareholders’ Meeting on March 17, 2023 for financial years 2023, 2024, 2025 and 2026 and which governs the remuneration of the members of the Board of Directors, both executive and non-executive. This policy can be found on the Bank's website.
The BBVA Directors' Remuneration Policy is one of the elements designed by the Board of Directors, as part of the Bank's Corporate Governance System, within the framework of commercial legislation and the specific regulations applicable to credit institutions. It also considers best national and international practices and recommendations on matters of remuneration. The suggestions received as part of the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders were also taken into account.
In accordance with the provisions of BBVA's Directors' Remuneration Policy, BBVA's executive directors are subject to an annual variable remuneration scheme that includes a short-term incentive, like the rest of the Group's staff, as well as a long-term incentive, like the other staff members whose professional activities have a significant impact on the risk profile of BBVA and/or its Group.

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The short-term incentive will be calculated by taking as a reference the target short-term incentive established for each executive director in the BBVA Directors' Remuneration Policy (which represents the amount of the short-term incentive if 100% of the pre-established targets are achieved), based on the results, or outcome, of a series of indicators, both financial and non-financial, with an annual measurement period, and which are aligned with the most relevant management metrics and with the Group's strategic priorities.

Table 96. Annual variable remuneration 2024 - Short-term incentive annual indicators (BBVA Group, percentage %)

(Measurement period 2024)	Weighting on ICP Objective	Weighting on RVA Target (1)	Weighting on RVA 2024 granted (2)
FINANCIAL
Net attributable profit	20	13	14
RORC	20	13	14
Efficiency ratio	20	13	11
NON-FINANCIAL
Net Promoted Score (NPS)	15	10	7
Target customers	15	10	7
Sustainable business channel	10	6	7
(1) The target short-term incentive (TSI) represents 64% of the target annual variable compensation (AVR) for executive directors.
(2) Taking into account the short-term incentive generated with an achievement level of 126% of the target short-term incentive and assuming an achievement level of 150% of the target long-term incentive. However, the final amount of the annual variable compensation will depend on the result of the long-term indicators (at year-end 2027), which may be in a range of 0% to 150% achievement.

The long-term incentive will be calculated by taking as a reference point the target long-term incentive (which represents the amount of the long-term incentive if 100% of the pre-established targets are achieved), in the amounts set out in the BBVA Directors' Remuneration Policy for each executive director. This is based on the result, or outcome, of a series of long-term indicators, both financial and non-financial, which look at the Group's performance over a multi-year framework, and which prioritize the creation of value and profitability for shareholders and for the Group in the long run, as well as the progressive achievement of the Bank's goals and objectives on matters relating to sustainability.

Table 97. Annual variable remuneration 2024 - Long-term incentive long-term indicators (BBVA Group, percentage %)

(Multi-year measurement period with targets to 2027)	Weighting on ILP Target	Weighting on RVA Target (1)	Weighting on RVA 2024 granted (2)
FINANCIAL
Tangible Book Value per share (TBV per share)	40	14	16
Relative Total Shareholder Return (Relative TSR)	40	14	16
NON-FINANCIAL
Portfolio decarbonization (3)	15	5	6
Percentage of women in management positions	5	2	2
(1) The target long-term incentive (LTI) represents 36% of the target annual variable compensation (AVR) of the executive directors.
(2) Taking into account the short-term incentive generated with an achievement level of 126% of the target short-term incentive and assuming an achievement level of 150% of the target long-term incentive. However, the final amount of the annual variable compensation will depend on the result of the long-term indicators (at year-end 2027), which may be in a range of 0% to 150% achievement.

(3) The amount of the long-term incentive for the year 2024 of the executive directors (assuming a level of achievement of 150%) associated with the Decarbonization of the portfolio indicator represents 3.7% of the total remuneration for the year 2024 of the Chairman and 3.0% of the total remuneration for the year 2024 of the Chief Executive Officer. Total compensation includes in both cases the fixed and variable components of the executive directors' compensation.

The indicators used to calculate the annual variable remuneration include several non-financial or sustainability-related indicators, namely IReNe (NPS), Target customers, Channeling of sustainable business, Portfolio decarbonization and Percentage of women in management positions, which together account for 32.8% of the target annual variable remuneration.
Commitment to employee and labor standards compliance, customer protection and product responsibility18
Article 449 bis CRR – Table (2) d)
BBVA has one Purpose: “To bring the age of opportunity to everyone”. A Purpose that seeks to help all stakeholders, customers, shareholders and also its employees, to meet their life goals. The aim as an organization is to have the best and most engaged team, which is one of BBVA’s six strategic priorities. Therefore, BBVA must be able to attract, motivate, train and retain the best talent, aligned with the Group’s values.
18 BBVA publishes all information related to compliance with social and governance factors in the Annual Management Report.

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The Talent & Culture area has set two strategic objectives that allow the Group to measure the degree of implementation of the policies and the scope of the actions taken among employees:
•Employee engagement with BBVA. All impacts identified on employees affect their engagement with the Group. BBVA measures the level of employee engagement on an annual basis through surveys conducted by the external company Gallup, which has a standardized methodology that has been tested over the years.
•The percentage of women on the Group’s management team. Women account for 35.4% of BBVA’s management team, exceeding the 35% target achieved in 2022, and which has been extended to 36.8% by 2026.

Remuneration policies
The corporate governance system defined by the Board of Directors, which guarantees sound management and supervision of the entity, includes gender-neutral remuneration policies and practices, compatible with prudent and effective risk management, aimed at encouraging responsible conduct and fair treatment of customers, while helping to avoid conflicts of interest and promoting competitive remuneration.
BBVA’s Remuneration Policies are gender-neutral, reflecting equal remuneration for the same functions or functions of equal value, and do not differentiate or discriminate on the basis of gender. The remuneration model takes into account the level of responsibility, the functions carried out and the professional career of each employee, ensuring internal equity and external competitiveness, as well as equal remuneration for men and women.
BBVA Group’s19 adjusted20 salary gap 34 for 2024 and 2023 is 0.6% and 0.5%, respectively.
Code of Conduct
The Code of Conduct establishes that all employees of the BBVA Group must act with integrity and responsibility, respecting applicable laws and regulations, and demonstrating the level of prudence and professionalism befitting the trust placed in BBVA by customers and shareholders alike.
With the aim of reinforcing awareness and knowledge of the Code of Conduct, BBVA has a mandatory corporate course that all employees must complete every three years. The course includes messages from members of Senior Management that address various aspects of conduct considered relevant to the daily activities of BBVA’s employees, thus reflecting the commitment of
Senior Management to strengthening the culture throughout the Group. The Compliance unit monitors completion of the course by employees, and there are mechanisms and reminders for those who have not yet to complete it.
Additionally, the Group offers various courses on business ethics, including Training on the Anti-corruption Policy.
Labor rights
Working conditions, as well as the rights and obligations of employees in the workplace, are set out in regulations, collective agreements and individual or collective agreements, in accordance with the various regulations in force in the countries in which BBVA is present.
In accordance with the above, the regulatory framework governing the conditions of the entire workforce is as follows:
–Employment regulations applicable in each of the geographies in which the bank is present in form of laws, regulations or standards issued by the competent bodies in each geography and are applicable to all workers in each geography.
–Sectoral agreements with the unions of each sector. These agreements must respect applicable labor regulations but may improve upon what is provided for in them. For example, in Spain the Banking Collective Agreement is negotiated in the banking sector and applies to its employees, and this is the one that applies to BBVA, S.A.
–Bilateral agreements between the bank and the trade unions that exist at each of the group's companies. These agreements must comply with the provisions of the sector regulations or agreements (points a and b), but may improve upon what is provided for therein.
–Unilateral measures carried out by each entity to improve what is provided for in the previous aspects.
To ensure compliance with all legal requirements, carry out bargaining processes and monitor the effectiveness of the measures agreed upon, there are permanent local Advisory and Labor Relations teams set up in each geographical area. At some companies that do not have local teams, advisory services are arranged with external law firms or lawyers specialized in the subject. Additionally, there is a global team with a cross-cutting vision of labor issues that provides guidelines and strategic advice to local teams.
The agreements described are updated as frequently as required by regulations or as determined by the negotiating parties. The employment conditions and
19For this calculation, the median is used, as this statistical indicator is less affected by the presence of biases in the distribution of extreme values and better represents the actual situation of the Group.
20The calculation of the adjusted gap includes 90.8% of the Group’s employees. The remaining employees cannot be included in the calculation because they are associated with positions where there is no representation of both genders.

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rights of people working at BBVA are duly communicated through the usual channels that each entity maintains with its employees (Intranet, e-cards, Talent & Culture portal, forums, etc.), in employment contracts and even in the onboarding programs provided to new hires.
These labor regulations, which govern the obligations and rights of workers, cover a wide variety of aspects of working conditions such as working hours, holidays and leave (paid or not), types of contracts, disciplinary system, remuneration and benefits, etc.

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7.2.Environmental risk
7.2.1. Strategy and business processes
Our sustainability strategy and objectives
Article 449 bis CRR - Table (1) a), b)
BBVA has made sustainability one of its six strategic priorities, focusing on the fight against climate change, the protection of natural capital, and inclusive growth.
BBVA's sustainability strategy has a roadmap with two clear objectives:
–Fostering new business through sustainability with a global and holistic approach to global warming, natural capital and social issues: BBVA aims to channel EUR 300 billion in sustainable business between 2018 to 202521. As part of the 2025-2029 Strategic Plan, BBVA has set a new sustainable business target of EUR 700 billion over these years. This means more than doubling the previous EUR 300 billion for the 2018-2025 period, which already reached EUR 304 billion by 31 December 2024, one year ahead of schedule, and around EUR 99 billion for the year.
With regard to climate change, BBVA channelled more than EUR 77 billion in 2024, which was earmarked, among other things, for the electrification of industry, energy efficiency measures, the development of renewable projects and the promotion of solar self-consumption, and the transformation of the transport and logistics sector.
–Achieve Net Zero by 2050 with sectoral decarbonization plans in those sectors most relevant to the decarbonization process: BBVA has interim decarbonization goals (2030) that include the oil and gas, electricity generation, automotive, cement, steel, coal, aviation and maritime transport sectors. In 2024, it incorporated targets for the aluminum and real estate sectors (both commercial and residential in Spain).
Intermediate decarbonization targets are defined using alignment methodologies that help to understand how financial flows contribute to emission reductions, while also helping to design sectoral alignment plans. Moreover, these plans help define the commercial strategy with customers based on risk and business opportunity considerations, as well as the assessment of the customers’ own transition plans.
(1) Oil & Gas (upstream), Power generation, Auto (manufacturers), Steel (manufacturers), Cement (manufacturers), Coal (thermal coal mining), Aviation (airlines), Shipping (operators), Real estate (commercial), Real estate (residential), Aluminum (primary manufacturing).The geographical scope of the real estate sector's (commercial and residential) intermediate emissions reduction target for 2030 is Spain.
(2) Percentage calculated in terms of the volume of loans in the portfolio, which includes both drawn and undrawn financing (such as Loans, unused Revolving Credit Lines, Guarantees, ECA lines, among others). Data as of December 2024. Corresponds to high-emission sectors that include Oil & Gas, Power generation, Autos, Steel, Cement, Thermal coal mining, Aviation and Aluminum at the BBVA Group level. Customers actively managing their transition are considered to be those classified as “Advanced”, “Robust” or “Moderate” according to internal transition assessment tools such as the Transition Risk Indicator (TRi), taking into account their medium-term emissions reduction targets and levers for managing said emissions and their committed investments to execute their transition plan.
21 The Objective 2025 includes channelling financial flows, cumulatively, in relation to activities, customers or products considered sustainable or that promote sustainability in accordance with both internal and market standards, existing regulations and best practices. For more information, see the section “Evolution of the sustainable business channelling”.

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Sustainability in the business model and corporate environment
BBVA fosters the development of sustainable products or products that promote sustainability, in order to benefit from the growth in this type of business.
The bank follows a customized approach for each customer segment, including wholesale customers (corporate and institutional), corporate customers and retail customers. The development of products and services is accompanied by interaction and constant dialogue with customers.

In 2018, BBVA set a target of achieving EUR 100 billion euros of sustainable business channeling through 2025. In 2021 and 2022, it increased the 2025 Target, tripling its initial target to 300 billion euros over the 2018–2025 horizon. This target covers wholesale, corporate and retail banking in Spain, Mexico, Turkey, Argentina, Colombia, Peru and Uruguay. In the case of wholesale customers, in addition to these countries, it also covers the United States and the branches of Banco Bilbao Vizcaya Argentaria, S.A. in Belgium, France, Italy, Germany, Portugal and the United Kingdom.
This objective includes channeling financial flows, cumulatively, toward activities, clients or products considered sustainable or that promote sustainability.

Chart 24. Cumulative channeling 2018-2024 (BBVA Group)
(1) In those cases where it is not feasible or sufficient information is not available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on available information. Climate change: Also includes Natural Capital.
(2) Includes the activity of the BBVA Microfinance Foundation (FMBBVA), which is not part of the consolidated Group and which has channeled around 9 billion euros in the period from 2018 to 2024, mainly to support vulnerable entrepreneurs with microcredits.
(3) Green, social, sustainable or sustainability-linked bonds (in accordance with both internal and market standards, existing regulations and best practices) in which BBVA acts as bookrunner.
(4) Fundamentally includes (i) products, both long and short term, whose funds are destined to activities considered sustainable (according to internal and market standards, existing regulations and best practices), (ii) generalist products, both long and short term, (ii) generalist products, both long and short term, aimed at customers considered sustainable based on their revenues from sustainable activities (in accordance with existing regulations and/or internal standards) or in accordance with company-level certifications of recognized prestige in the market, as well as (iii) products, both long and short term, linked to sustainability (in accordance with internal and market standards and best practices), such as those linked to environmental and/or social indicators.
(5) Green and/or social projects in accordance with internal and market standards, existing regulations and best practices.
(6) Art. 8 or 9 investment products under the Sustainable Finance Disclosure Regulation (SFDR) or similar criteria outside the EU managed, brokered or marketed by BBVA. “Other": includes deposits under the Sustainable Transaction Banking Framework until such time as it was replaced by the CIB Sustainable Products Framework (both Frameworks published on the bank's website), insurance policies related to energy efficiency and inclusive growth, and electric vehicles auto renting, mainly.
In 2024, around EUR 99 billion was channeled. This channel represents an increase of 42% with respect to 2023. This amount is broken down below by category, segment, product, scope of operations and geography:

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Chart 25. Channeling 2024 (BBVA Group)
(1) In general, the criterion used for the distribution of the channeling by geographies is that of the place of registration of the corresponding operation. However, there are certain exceptions when several geographies are involved in the operation.
(2) In those cases where it is not feasible or sufficient information is not available to allow an accurate distribution between climate change and inclusive growth categories, internal estimates are made based on available information. Climate change: Also includes Natural Capital
(3) Includes the activity of the BBVA Microfinance Foundation (FMBBVA), which is not part of the consolidated Group and which has channeled around 1,500 million euros in the period from 2018 to 2024, mainly to support vulnerable entrepreneurs with microcredits.
(4) It covers more than one area of action, but with the information available it is not possible to make an exact allocation.

Integration of sustainability into financial planning
In order to strengthen the Group-wide integration of sustainability, BBVA has incorporated other aspects related to sustainability in the day-to-day running of its business, encompassing not only its relationship with customers but also in internal processes, including its management control and reporting processes.
On a recurring basis, financial reports are used for decision-making based on the sustainability vector, including data on the channeling of sustainable business, profitability, sustainable activity penetration percentage, as well as balance sheets and income statements that allow monitoring of sustainable transactions for each of the business segments. Sustainability is expected to be progressively integrated into the financial reporting of other geographic areas.
Criteria for determining the sustainable business routing
BBVA considers the sustainable activities of its customers that comply with internal standards and/or applicable law and regulations, according to information publicly available (relying on external data providers to gather such information in certain cases) and using company-level certifications that are widely recognized within the market.
The following standards are taken into account when determining the channeling:
–Own standards:
(i) Internal standards inspired by the European taxonomy (insofar as they consider the "substantial contribution" element to the environmental objectives defined by said taxonomy) and best market practices, which may also present a certain degree of flexibility when applied in non-European geographic areas in order to reflect their different national situations and avoid excluding emerging economies. These could be applied in countries where local taxonomies exist.

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(ii) CIB Framework for Sustainable Products: applicable to certain products of BBVA's CIB activity, such as transactional banking products or certain structured products of the Global Markets activity. It is based on the SDGs, market practices and internal standards, with the opinion of an independent third party. This Framework is public and available on the BBVA shareholders and investors website.
–Market standards for products and activities based on the use of funds: mainly the Green Bond Principles and the Social Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles and the Social Loan Principles of the Loan Market Association. Other market standards, such as the SDGs, are also taken into account.
–Market standards for products and activities related to sustainability (generally linked to a series of indicators or criteria related to ESG aspects in order to encourage positive behavior in sustainability matters): mainly the
Sustainability-Linked Bond Principles of the International Capital Markets Association and the Sustainability-Linked Loan Principles of the Loan Market Association.
In addition to internal and market standards and best practices, existing regulations on the subject (most notably the Taxonomy Regulation 2020/852 and the Disclosure Regulation 2019/2088) are taken into account.
The channeling of sustainable business referred to above is an internal metric that differs from other metrics of a regulatory nature. In particular, this metric differs from the metrics to be broken down according to the European Taxonomy (Regulation 2020/852, Delegated Regulation 2021/2178, Delegated Regulation 2022/1214, Delegated Regulation 2023/2485 and Delegated Regulation 2023/2486) as well as from the information to be disclosed under the implementing technical standards (ITS) on Pillar 3 information related to environmental, social and governance risks22.
The main differences are outlined below:

SUSTAINABLE BUSINESS CHANNELING	METRICS RELATED TO EUROPEAN TAXONOMY
–Includes the channeling of financial flows in relation to activities, customers or products considered sustainable or that promote sustainability in accordance with both internal and market standards, existing regulations and best practices.
–Includes the channeling of financial flows that may not be recorded on the balance sheet (e.g. certain transactional banking activity, mutual funds or bonds in which BBVA acts as bookrunner, etc.).
–The concept is cumulative (reflects cumulative balances originated since 2018) and reflects the total flow channeled at the time of origination.
–Includes the channeling of flows that contribute to a purpose of a social nature, such as inclusive growth, and other environmental objectives.

–They are constructed based on environmentally sustainable economic activities according to the European regulation.
–Key metrics (e.g. GAR) include exposures on the asset side of the balance sheet (1).
–Only consider the current exposure mainly reflected on the balance sheet, corresponding to the reporting date.
–They consider the contribution to an environmental purpose primarily, although the regulations provide for minimal social safeguards.

(1) According to the regulatory definition (FINREP) of exposure: outstanding risk on loans and advances, as well as bonds in the investment portfolio.
Alignment of the loan portfolio with the Paris Agreement
Article 449 bis CRR - Template 3
Achieving net zero emissions by 2050 includes addressing emissions from customers receiving financing from the Group. In order to support its customers in the transition to a more sustainable future, BBVA continues to make progress in publishing the 2030 alignment targets for the sectors defined in the Net Zero Banking Alliance's Climate Target Setting Guide.
These alignment objectives23 involve establishing specific objectives for the different sectors that are considered to be the la rgest emitters. According to the aforementioned Guide, these targets must be determined at sectoral level, which implies that adapted and specific targets will be set for each economic sector, in order to reduce its carbon footprint and move towards emission neutrality. This sectoral approach makes it possible to address the specific particularities and challenges of each industry on its path to environmental sustainability.
Considering the above, in 2021 BBVA announced its objective of phasing out thermal coal activities, by ceasing to finance companies involved in these activities in 2030 in developed countries by 2040 globally (under the terms of the Environmental and Social Framework).
22 Incorporated into Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards set out in Implementing Regulation (EU) 2021/637.
23 The achievement and steady progress toward the decarbonization objectives will depend to a large extent on the actions of third parties, such as customers, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological and regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Accordingly, these objectives may be subject to future revisions.

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In 2021, using the PACTA (Paris Agreement Capital Transition Assessment) methodology, BBVA published its2030 alignment targets for the power generation, automobile, steel and cement sectors. The Net Zero scenario of the International Energy Agency (IEA_NZE) and the Institute for Sustainable Futures Sectoral Pathways to Net Zero Emissions (ISF NZ) was used as a benchmark. In 2023, the International Energy Agency published an update to the 2050 net zero emissions scenario. BBVA's interim decarbonization targets to 2030 published in 2021 remain unchanged.
In 2022, BBVA published its alignment target for the oil & gas sector. Within the NZBA, BBVA participated in the definition of a specific guideline for this sector. However, given its significance in terms of global emissions, it was decided to publish a metric that would include the largest amount of emissions given the information available. The PCAF methodology has been used for the calculation and a Scope 1, 2 and 3 absolute emission reduction target has been set for oil exploration and production.
In 2023, 2030 alignment targets were published for the aviation and shipping sectors. The Net Zero scenario of the International Energy Agency (IEA_NZE) for aviation and the strategy set in 2018 by the IMO (International Maritime Organization) on emissions reduction for maritime transport have been used as benchmarks.
Lastly, in 2024, BBVA expanded its interim emissions reduction targets for 2030 to include two new sectors: the real estate sector in Spain and aluminum globally.
BBVA has set portfolio alignment objectives for 2030 in line with industry practices and is developing a Net Zero scenario year by year.
The following table shows, for the sectors in which alignment objectives have been defined for 2030, a breakdown of the chosen metrics, the gross carrying amount, the alignment for the reference year, as well as the distance to the scenario considered:

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Table 98. ESG3: Banking book - Climate change transition risk: Alignment metrics (12-31-2024)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Year of reference	Distance to IEA NZE2050 in the year 2030	Target (year of reference + 3 years)
Power	See Annex for detail	8,919	Average kilograms of CO2 per MWh	141	2023	9%	Not Available
Automotive	See Annex for detail	1,652	Average grams of CO2 per passenger-km	165	2023	65%	Not Available
Aviation	See Annex for detail	297	Average grams of CO2 per passenger-km	104	2023	45%	Not Available
Cement, clinker and lime production	See Annex for detail	837	Average kilograms of CO2 per ton of production	731	2023	50%	Not Available
Iron and steel, coke, and metal ore production - Steel	See Annex for detail	2,375	Average kilograms of CO2 per ton of production	1,146	2023	27%	Not Available
Fossil fuel combustion - Oil & Gas	See Annex for detail	2,870	Millions of tonnes of CO2	11	2023	14%	Not Available
Iron and steel, coke, and metal ore production - Carbon	See Annex for detail	82	Exposure (Million euros)	174	2023	phase-out	Not Available
(*) Accounting portfolios: "At amortised cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting. The figures may vary slightly from the calculations made on the PACTA portfolio alignment, because this methodology takes into account the committed available, while the figures shown in the table above correspond to transactions with gross book balance. The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The data included in the template represents the best information available as of the date of publication of the report.

(**) The base year for all sectors is 2022. Reduction targets to 2030 have been defined for the following sectors: 52% in Electricity, 46% in Automotive, 23% in Steel, 17% in Cement, all with base year 2020; 30% in Oil & Gas with base year 2021; 18% in Aviation with base year 2022. In Maritime Transport, the alignment delta is calculated by reference to the annual trajectory set by the IMO. BBVA aims to eliminate its exposure to coal customers by 2030 in developed countries and by 2040 globally.

(***) BBVA sets portfolio alignment targets for 2030 in line with industry practices and draws up a Net Zero scenario year by year. One of the EBA's requests is to draw up short-term targets (3 years), and there is a path to Net Zero but it is not an objective officially communicated by the Group.

(****) Carbon exposure includes financing provided and committed credit limits.

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Methodological notes on the alignment calculation
Scope
The analysis was carried out for BBVA S.A., BBVA Mexico, BBVA Peru, BBVA Argentina, BBVA Colombia and Garanti BBVA24. In order to obtain the customers for which the metric has been calculated, a selection has been made of those whose activity is considered to be part of the value chain responsible for emissions in the sector. However, it has been considered that a high percentage of the emissions of each sector is covered. In addition to the selection made by the economic activity code (NACE), an additional selection was made to identify those customers who, despite having a main activity that was not included in the analysis, could have part of their activity within the sectors included in the alignment. The analysis does not include fixed income and equity balances, which are due to be incorporated in 2025.
The metric for the fossil fuel sector (Oil and Gas) has been defined based on absolute emissions financed. It comprises the three scopes (1, 2 and 3) of the upstream25 and parent companies operating within the industry, and emission reduction targets have been set.
In 2024, BBVA incorporated the Commercial and Residential Real Estate and Aluminum sectors. For the aluminum sector, the International Aluminium Institute's (IAI) Net Zero scenario and Mission Possible Partnership 1.5 °C Roadmaps (MPP), which are science-based benchmarks recognized by the industry, have been used as reference points. In the case of the real estate sector, the scope of the target is Spain and the National Energy and Climate Plan (NECP) was used as a reference and roadmap setting out the national targets for emissions reduction, renewable energy penetration and energy efficiency.
Calculation of the metric
The metrics used are emissions intensity per unit of production for the sectors using the PACTA methodology (Power generation, Steel, Cement, Automobiles and aviation) in each sector, following NZBA recommendations. To calculate the metric, each client is assigned an emissions intensity figure26 based on their production capacity. This figure is obtained by weighting the different intensities that a customer may have depending on the different technologies used in their economic activity. The intensity metric is calculated as the average intensity per customer, weighted by the production with each technology.
Once the intensity per customer is obtained, the portfolio intensity is calculated as the weighted average by the weight of each customer's exposure over the total exposure under analysis. In this calculation, the customer's total exposure (willing plus unwilling committed) is used.
In the case of the aviation sector, the external provider database includes the belly freight factor, making it hard to compare the metric with our peers and with the different scenarios. To facilitate the analysis, the metric is calculated without a load factor (by applying a correction factor) and is published in the non-financial information statement. The figure without the load factor and after methodological adjustments is 90 gCO2/pkm).
In the case of the oil and gas sector, the methodology used is PCAF. First, the in-scope exposure of each client is defined, meaning the client's subsidiaries with upstream business. Once this exposure has been calculated, it is used to calculate an emissions attribution factor, as indicated by PCAF. This factor is used to calculate the emissions to be attributed to BBVA as financier.
The absolute emissions figure financed in 2021 was 14 million metric tons of CO2e and the reduction target for 2030 is 30%. At year-end 2024, this figure stood at10.5 million tons.
For the shipping sector, a methodology inspired by the main alignment methodology of the sector has been used. For each customer and each vessel, an emission intensity was calculated and compared individually with the IMO (International Maritime Organization) scenarios and a score was obtained. These scores are aggregated and weighted by the exposure of each customer to obtain a portfolio score. In June 2023, the International Maritime Organization (IMO) published an update of its strategy to reduce emissions from ships. This new strategy envisages a higher ambition to reach net zero emissions by 2050 and sets indicative 2030 checkpoints to achieve an emissions reduction of at least 20% by 2030, striving to reach 30%.
Following the review of the minimum and effort trajectories published by the IMO, BBVA has updated the shipping industry alignment metrics for the 2022 financial year and reported in 2023. The alignment metric resulting from this update stands at +17.4% and +21.7% respectively, indicating an intensity above that required under the IMO’s new decarbonization trajectory.
BBVA's 2030 target27 of conforming to the updated IMO trajectory remains unchanged, i.e. achieving a percentage deviation (delta) of 0% or less with respect to this decarbonization path by 2030.
24 Excluding the Netherlands and Romania.
25 Oil and Gas companies with exploration, drilling and extraction activities.
26 The primary provider of emissions intensity information is Asset Impact, which provides asset information for the portfolio included in the calculation scope.
27 The baseline of the metrics may experience variations, as the information sources used and the methodology are constantly evolving. BBVA's goal is to maintain the level of ambition for reduction despite the modifications. Additionally, achieving these objectives is not expected to be a linear process in the short term, and it may be necessary to accept some deterioration in the short term in order to achieve them in the long term.

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The alignment metrics with respect to the minimum trajectory under the IMO Strategy for 2024 are -7.49% and -2.99% for the effort trajectory.
Calculation of the scenario
To calculate the alignment, BBVA takes the IEA Net Zero scenario as a reference, except in the case of aviation and cement, where the ISF NZ scenario developed by the University of Technology Sydney for UNPRI has been used. However, the data used as a reference in 2030 for the calculation of the distance may differ from the data published by the scenarios. The PACTA methodology uses the above-mentioned scenarios as a reference for emissions reductions to comply with a 1.5 ºC scenario, but applies a different starting point. The starting point applied is the result of aggregating all the customers in the database used, taking this aggregation as the market reference. This database covers, according to data from the external provider, 87% of Power generation sector assets, 96% of Automotive sector assets, 91% of Steel sector assets and 73% of Cement sector assets, as well as information on more than 47,000 airplanes. This figure, however, does not differ significantly from the scenario and is more ambitious in most cases.
Integration into management and sectoral alignment plans
BBVA has defined a comprehensive decarbonization strategy that reflects its aim to contribute to the transition toward a low-carbon economy. To succeed in this task, it has developed a Transition Plan, following the recommendations of the TCFD and Glasgow Financial Alliance for Net Zero (GFANZ).
Along these lines, BBVA has integrated key aspects such as climate change mitigation and adaptation, decarbonization objectives, sectoral transition plans and the channeling of sustainable business into its strategy, governance model, policies and customer relations. These elements show the progress made by the Group along this path.
BBVA's strategy is based on the achievement of two objectives, each with its own actions and levers for achievement: (i) fostering new business through sustainability; and (ii) achieving net zero emissions by 2050.
In addition, in order to mitigate the direct environmental impacts generated by its activity, BBVA calculates its carbon footprint and for years has had a plan in place to reduce its own emissions with targets included in its Global Eco-efficiency Plan.
Each plan contemplates a detailed analysis of each sector, evaluating its role in the decarbonization of the economy, identifying the risks inherent to each one, defining strategies to respond to these risks, analyzing the current state of the portfolio and the situation with respect to the objective set by the BBVA Group for each sector. Business opportunities with existing and new customers are also identified, revealing the appetite for customers in each sector.
All this is reflected in the formulation of a sector-specific transition plan that sets out a commercial strategy for:
•Guiding selective growth by financing and supporting customers who are actively managing their transition to net-zero emissions by 2050.
•Monitoring progress in the alignment exercise, to meet the intermediate targets set for 2030.
•Managing and mitigating customer portfolio transition risk.
BBVA has also developed specific tools to enable proactive management and compliance with emission reduction targets, such as:
•Transition Risk Indicator (TRi), a tool that allows us to evaluate the current emissions profile and decarbonization strategies of each customer with a sectorial approach and based on the analysis of the most significant variables. It allows the bank to categorize customers accordingly, based on their transition risk and the maturity of their plans, allowing for a personalized assessment of their decarbonization strategy.
•Sustainability Client Toolkit, a tool that gathers ESG information from large corporations and/or entities with public information necessary for management, and offers it in a single repository. This facilitates access and use by customer relationship management teams.
•The Management dashboard for the sectoral transition plans, which show the main alignment indicators obtained through the Paris Agreement Capital Transition Assessment (PACTA) methodology and allow users to track performance and progress toward objectives.
•The "What if" simulator, enabling real-time evaluation of the potential impact of transactions on the decarbonization curve of each customer, as well as on the BBVA Group's portfolio curve for the corresponding sector, enabling proactive and dynamic management of the loan portfolio.

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Supporting customers
BBVA integrates its decarbonization strategy and sector transition plans as a key part of its medium-term financial planning exercise, financing decisions and in carrying out various internal exercises.
Likewise, the sector transition plans, together with the aforementioned tools (i.e. TRi), allow the bank to assess the degree of maturity of the customers' transition in order to deploy a support strategy, strengthen strategic dialogue with them and offer them a value proposition tailored to their needs.
Actions to manage alignment metrics include:
•Gathering, evaluating and monitoring the climate transition plans publicly disclosed by BBVA's customers.
•Assessing the impact on alignment metrics of all new transactions as part of the commercial approval process relying on specific tools.
•Generating dialogue with customers on their transition strategies, seeking opportunities to support them through investment and financing proposals and solutions.
In 2024, BBVA formalized a procedure for developing and monitoring customer support plans. These support plans are an internal tool used to accompany customers who need advice on how best to define and implement transition strategies toward a more sustainable model. Supporting these customers is a key part of BBVA's contribution to the energy transition.
These customer support plans are based on a personalized approach and a strategic dialogue built around the decarbonization levers of each sector. BBVA provides customers with advice on the design and development of transition plans aimed at reducing emissions and with clear objectives set, and monitors compliance with such plans. These plans plot out milestones or objectives that are monitored and, if necessary, allow the action to be taken to help achieve them. These measures may include underweighting business growth or even initiating an orderly exit process for the customer concerned, when its performance does not contribute to the achievement of the emission reduction targets.
Alignment governance model
In order to follow up on the alignment objectives of the sectors for which targets have been set and monitor their compliance, BBVA created the Sustainability Alignment Steering Group (SASG) in 2022. The SASG's functions include the following:
–Analyze and discuss the 2030 alignment objectives prior to their approval.
–Evaluate the degree of compliance with the alignment objectives and their levers.
–Analyze and discuss proposals for sectoral or aggregate alignment plans, and for updating them, which will be submitted to the SASG by the business units, with the support of the technical teams of other participating areas.
–Promote the creation and deployment of the tools, methodologies and variables necessary for the operationalization of the sectoral alignment plans in the management processes already existing in the business units.
–Analyze and understand of the best practices in the sector, promoting the integration of sustainable criteria in day-to-day business.
In 2024, the governance model for BBVA's decarbonization strategy was strengthened with the sectoral model for wholesale clients. This structure allows the bank to strengthen its positioning with these customers through a relationship model that relies on specialists with knowledge of each of the key sectors, in turn enabling the bank to support customers more effectively and enhance the strategic dialogue by addressing their main business needs.
BBVA has global sector managers in the priority sectors for the decarbonization of the loan portfolio: energy; industry and transportation; infrastructure and construction. These sector leaders are responsible for steering the business strategy for their sector, carrying out the actions defined in the sector alignment plans and implementing an accompaniment plan with sector customers to support them in their transition toward a low-carbon economy. Moreover, BBVA completes its sectorial coverage with managers in the consumer, retail and healthcare sectors; technology, media and communications (TMT); financial institutions; and financial sponsors.
In addition, since 2023 it has been offering a long-term incentive linked, among other variables, to the degree of compliance with decarbonization targets in the oil & gas, power generation, auto, steel, cement and coal sectors.
BBVA follows NZBA guidelines and recommendations to make progress in defining decarbonization targets and achieve zero net emissions by 2050. The Group will continue to work on assessing new sector plans and expanding the scope of existing plans as the industry makes further progress in defining methodologies and data availability.

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Information related to Article 8 of the Taxonomy of the European Union
Article 449 bis CRR - Table (1) c)
Article 449 bis CRR - Templates 6, 7, 8
Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 (hereinafter referred to as the Taxonomy Regulation) on the establishment of a framework to facilitate sustainable investments aims to establish the criteria for determining whether an economic activity is considered environmentally sustainable, compatible with the objective of keeping global warming below 1.5°C compared to pre-industrial levels and with the European Green Pact.
In addition, Article 8 establishes certain disclosure requirements for companies subject to the Non-Financial Reporting Directive (hereinafter, NFRD).
Based on the above, financial institutions must include in their non-financial information statement, a series of indicators related to sustainable economic activities according to the EU taxonomy.
The Taxonomy Regulation identifies six environmental objectives:
1.Climate change mitigation,
2.Climate change adaptation,
3.Sustainable use and protection of water and marine resources,
4.Transition to a circular economy,
5.Pollution prevention and control,
6.Protection and restoration of biodiversity and ecosystems.
Based on these objectives, the regulation has also developed technical criteria to assess whether an activity is environmentally sustainable.
The first step is to determine whether an activity falls within those detailed as eligible by the EU taxonomy, which are those that can potentially contribute to one or more of the environmental objectives. An economic activity, in order to be considered eligible, must be covered by the delegated acts that develop the European taxonomy, regardless of whether that economic activity does not meet any or all of the technical selection criteria set out in those delegated acts and ultimately cannot be classified as environmentally sustainable.
Subsequently, once eligibility has been determined, it is necessary to check whether the activity is aligned with the EU taxonomy by verifying that the following technical selection criteria are met:
–The activity contributes substantially to one or more of the six environmental objectives.
–The activity does not cause significant harm to any of the other environmental objectives (Do No Significant Harm).
–The activity is carried out in accordance with human rights and Minimum Social Safeguards (MSS). OECD Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights, including the principles and rights set out in the eight core conventions referred to in the International Labour Organization Declaration on Fundamental Principles and Rights at Work and the International Bill of Human Rights.
The disclosure obligations based on the EU taxonomy and the technical screening criteria have been specified in successive regulatory developments and in communications on the interpretation and application of the EU taxonomy delegated acts.. These obligations establish a progressive schedule for the disclosure of information. In this context, as of December 31, 2024, the disclosure obligations for financial institutions are as follows:
–Economic activities aligned to the environmental objectives of climate change mitigation and adaptation.
–Specific breakdowns on the alignment of some activities related to Nuclear Energy and Gas.
–Eligible economic activities in relation to environmental objectives: sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, and protection and recovery of biodiversity and ecosystems.
It should be noted that if an economic activity does not fall within the framework of the EU taxonomy or does not meet all of its requirements, it does not necessarily mean that it is harmful or has a negative impact on the environment; rather that it does not meet all the conditions for inclusion in this classification.
Economic activities aligned to the environmental objectives of Climate Change Mitigation and Adaptation
The economic activities of credit institutions are mainly reflected in the different products and services they offer to clients, as well as in the investments they make to manage their assets and liquidity. These activities are considered to be aligned with the EU taxonomy to the extent that the activities performed by certain counterparts of such products or investments provided for in the regulations are aligned.

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In order to identify the sustainable business, it is necessary to consider whether the financing granted to a counterparty has a general purpose for the counterparty, or whether it responds to a specific purpose, in which case it relates to products with a specific purpose. In order to comply with the Taxonomy Regulation and to identify the Group's exposures to activities included in the European taxonomy, where applicable, the extent to which counterparties are aligned with said taxonomy is verified.
General purpose financing
Non-financial companies subject to the NFRD (Non-Financial Reporting Directive) were required to publish for the first time in their management reports at the close of the 2022 fiscal year, their KPIs28 related to climate change mitigation and adaptation objectives: i) Turnover, and ii) their capital expenditure (CapEx) and operating expenses (OpEx). Starting in 2024, these publications will include indicators corresponding to other environmental objectives.
The information published by non-financial companies subject to Art. 19a and 29a of Directive 2013/34 is necessary for financial institutions to calculate the eligibility and alignment of certain exposures recorded among their assets. In this way, the information published by these counterparties is used to calculate the proportion of general purpose exposure aligned with the EU taxonomy.
The Group has obtained the data published by certain companies through an external provider and uses it to calculate the alignment of the general purpose financing granted to these companies. Public customer information is also used to more accurately reflect eligible activities.
The KPIs established by the regulation for credit institutions provide a comprehensive breakdown of the bank's exposures to activities covered (eligible) by the EU taxonomy, and additionally those that are not only eligible, but also meet all the necessary requirements of the taxonomy to be considered sustainable (aligned).
Financing for specific purposes
The alignment with the EU taxonomy of funding that is granted for a purpose or destination that is known to the entity must be analyzed taking into account all the requirements established by the technical screening criteria mentioned above: (i) substantial contribution; (ii) does no significant harm; and iii) minimum social safeguards.
In order to determine that specific funding does not cause significant harm (DNSH), it must be demonstrated that the remaining environmental objectives are not impaired based on guidelines established by the standard. Therefore, the financing granted to a company that contributes substantially to the climate change mitigation objective must also ensure compliance with the DNSH criteria for the remaining objectives. For example, in relation to the "power generation using solar photovoltaic technology" activity, which is a key technology for the EU's renewable energy transition, under the criterion of ‘do no significant harm’ to the circular economy objective, the expectation is that availability is assessed and, where feasible, equipment and components of high durability and recyclability are used, as well as it being easy to dismantle and refurbish," according to the taxonomy regulation.
BBVA assesses the substantial contribution of targeted funding, however, the degree of maturity regarding the implementation and usability of the EU taxonomy in the banking industry makes it difficult to establish a similar process to ensure compliance with the DNSH and MSS principles. For this reason, a portion of the targeted funding granted by BBVA that substantially contributes to an environmental objective is not included in the alignment metrics. BBVA has identified specific financing with a substantial contribution to other specific products such as project financing, or other products or activities included in the EU taxonomy that have not been included in the alignment metrics for the reasons described above.
The special purpose funding cases included in the Group's GAR include:
–The financing of vehicles that meet the criteria of the EU taxonomy on substantial contribution to the climate change mitigation objective, provided that the vehicle manufacturers have published that they meet the DNSH and MSS criteria.
–Loans granted to households for the purchase of energy-efficient housing, considering properties that meet the criterion of substantial contribution to climate change mitigation.
For properties built before December 31, 2020, they are considered to be within the most efficient 15% of the housing stock nationwide29.
Construction of new buildings for which: The primary energy demand, which defines the energy efficiency of the building resulting from the construction, is at least 10% lower than the threshold set for nearly zero-energy buildings (NZEB) requirements in national measures
28 The template of Annex VI of the Delegated Act of Article 8 Disclosure is the reference for GAR disclosures: i) Covered assets (GAR, off-balance sheet), ii) GAR: information by sector, iii) GAR KPI stock, iv) GAR KPI flow, v) Financial guarantees, assets, and management. The original EU taxonomy tables and the necessary notes with details on the perimeter and methodology can be found in the section "6.4 Tables related to Article 8 of the European Taxonomy" of this report.
29 The IDAE's "State of the Energy Certification of Buildings" report released in 2023 states that the number of cumulative registrations up to rating “C” at national level accounts for less than 5% of the total number of certificates.

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implementing Directive 2010/31/EU of the European Parliament and of the Council.
Energy performance is certified by a non-inferred Energy Performance Certificate (EPC) obtained from existing public records, provided by an accredited independent valuation company or other processes for obtaining information about the portfolio.
The taxonomy requires compliance with the cause no significant harm to other environmental objectives principle. Thus, the Technical Building Code (CTE) acts as a set of standards that regulate the construction of buildings in Spain since 2006 and that establish a series of basic requirements:
•The correct application of the Basic Document HS "Health", which relates to compliance with the basic requirement "Hygiene, health and environmental protection".
•The correct application of the Basic FS document titled "Safety in the event of fire", which relates to the requirement to mitigate this risk and to adapt the building to contingencies related to the physical risk.
•The correct application of the Basic SS Document titled "Structural Safety", which relates to protection against the dynamic effects of wind, shock or earthquake, represented by equivalent static forces, i.e. against physical risks.
As regards minimum social safeguards (MSS), the correct application of the SUA Basic Document "Safety of use and accessibility" establishes the access requirements for people with reduced mobility. However, the MSS would not apply in the case of the acquisition of a residential property between two individuals, since the safeguards apply when analyzing business economic activities, such as real estate, construction or development, which are otherwise covered by Spanish and EU legislation.
Green Asset Ratio
The Green Asset Ratio (GAR) is an indicator to reflect the extent to which certain assets on the bank balance sheet are aligned with the EU taxonomy. This indicator has been prepared following the regulatory definitions of the European Commission. At present, the EU taxonomy methodology does not allow financial institutions to include exposures to companies not subject to the Non-Financial Reporting Directive (NFRD) in the numerator in their sustainability ratios. Therefore, exposures involving companies domiciled in a third country outside the EU and exposures to EU companies that are not subject to this Directive, e.g. the vast majority of SMEs, have been excluded from the indicator, although they are included in the denominator. In practice, this means that any eligible economic activity that is being financed outside the EU will not be counted in the ratio (with limited exceptions). This structural characteristic of the GAR leads to large differences depending on each bank's business model, customer base and geographic footprint.
Information on EU taxonomy
Parent financial institutions in the European Union that are subject to the disclosure requirements of the Capital Regulation (CRR) must publish information on their alignment with the European Union Taxonomy in both the management report and in this Report with Prudential Relevance (Pillar 3 Report). In the first case, the European Commission established the basis for the calculation in relation to Art. 8 of the EU Taxonomy Regulation. The EBA, for its part, established similar requirements (ITS) for disclosure in Pillar 3, although with some differences that mainly consist of:
i.Only the information of the counterparties related to Taxonomy-aligned Turnover is used for the calculation of the general purpose lending, without the alignment of investments in fixed assets (CapEx) being a requirement;
ii.There are no further requirements beyond those established by the Commission regarding off-balance sheet information or assets under management, among others, although the European Banking Authority has focused on climate risks within the banking system.

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Below is a breakdown of the exposures that are aligned with the EU taxonomy according to the Pillar 3 requirements:

Table 99. ESG6. Summary of key performance indicators for taxonomy-compliant exposures (12-31-2024)

	KPI			% coverage (over total assets) (1)
	Climate change mitigation	Climate change adaptation	Total (Climate change mitigation + Climate change adaptation)
GAR stock	0.57%	—	0.57%	65.36%
GAR flow	0.50%	—	0.50%	23.84%
(*) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". The data included in the template represents the best information available as of the date of publication of the report.

(1) % of assets covered by the KPI over banks´ total assets.
(**) The GAR flow is obtained using exclusively the operations opened during the year. Operations that, due to their characteristics or nature, have an opening date that corresponds to a previous period, are not considered, even if their balance has evolved during the year.

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Table 100. ESG7. Mitigation actions: Assets for the calculation of GAR (12-31-2024. Million euros)

	Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
				Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	222,236	119,974	2,768	—	326	857	1,136	2	—	—	1	121,110	2,770	—	326	858
Financial corporations	9,299	2,137	163	—	11	39	798	1	—	—	—	2,935	164	—	11	39
Credit institutions	7,565	1,684	118	—	10	14	798	—	—	—	—	2,482	118	—	10	14
Loans and advances	5,552	1,110	83	—	5	10	634	—	—	—	—	1,745	83	—	5	10
Debt securities, including UoP	1,968	565	35	—	5	3	163	—	—	—	—	728	35	—	5	3
Equity instruments	45	9	—		—	—	—	—		—	—	9	—		—	—
Other financial corporations	1,734	453	45	—	1	25	—	—	—	—	—	453	46	—	1	25
of which investment firms	8	2	—	—	—	—	—	—	—	—	—	2	—	—	—	—
Loans and advances	8	2	—	—	—	—	—	—	—	—	—	2	—	—	—	—
Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity instruments	—	—	—		—	—	—	—		—	—	—	—		—	—
of which management companies	96	64	12	—	1	8	—	—	—	—	—	64	12	—	1	8
Loans and advances	95	64	12	—	1	8	—	—	—	—	—	64	12	—	1	8
Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity instruments	—	—	—		—	—	—	—		—	—	—	—		—	—
of which insurance undertakings	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities, including UoP	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity instruments	17	—	—		—	—	—	—		—	—	—	—		—	—
Non-financial corporations (subject to NFRD disclosure obligations)	22,015	6,710	1,499	—	316	818	339	1	—	—	1	7,048	1,500	—	316	819
Loans and advances	20,219	6,284	1,309	—	300	673	337	1	—	—	1	6,622	1,310	—	300	673
Debt securities, including UoP	1,216	361	182	—	16	143	1	—	—	—	—	362	182	—	16	143
Equity instruments	580	65	8		—	3	—	—		—	—	65	8		—	3
Households	187,141	111,127	1,106	—	—	—						111,127	1,106	—	—	—
of which loans collateralised by residential immovable property	97,034	97,034	1,088	—	—	—						97,034	1,088	—	—	—
of which building renovation loans	4,418	4,418	—	—	—	—						4,418	—	—	—	—
of which motor vehicle loans	9,675	9,675	18	—	—	—						9,675	18	—	—	—
Local governments financing	3,781	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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	Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
				Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
Housing financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other local governments financing	3,781	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collateral obtained by taking possession: residential and commercial immovable properties	820	820	5	—	—	—	—	—	—	—	—	820	5	—	—	—
TOTAL GAR ASSETS	223,056	120,794	2,773	—	326	857	1,136	2	—	—	1	121,930	2,775	—	326	858
Assets excluded from the numerator for GAR calculation (covered in the denominator)
EU Non-financial corporations (not subject to NFRD disclosure obligations)	67,793
Loans and advances	65,826
Debt securities	660
Equity instruments	1,307
Non-EU Non-financial corporations (not subject to NFRD disclosure obligations)	115,080
Loans and advances	111,777
Debt securities	2,853
Equity instruments	450
Derivatives	1,088
On demand interbank loans	7,269
Cash and cash-related assets	8,667
Other assets (e.g. Goodwill, commodities etc.)	63,426
TOTAL ASSETS IN THE DENOMINATOR (GAR)	486,378
Other assets excluded from both the numerator and denominator for GAR calculation
Sovereigns	103,431
Central banks exposure	44,252
Trading book	110,037
TOTAL ASSETS EXCLUDED FROM NUMERATOR AND DENOMINATOR	257,721

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	Total gross carrying amount	Climate Change Mitigation (CCM)			Climate Change Adaptation (CCA)			TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)			Of which towards taxonomy relevant sectors (Taxonomy-eligible)			Of which towards taxonomy relevant sectors (Taxonomy-eligible)
		Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable (Taxonomy-aligned)
		Of which specialised lending	Of which transitional	Of which enabling	Of which specialised lending	Of which adaptation	Of which enabling	Of which specialised lending	Of which transitional/adaptation	Of which enabling
TOTAL ASSETS	744,098
(*) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". The data included in the template represents the best information available as of the date of publication of the report.

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Table 101. ESG8. GAR - Stock (12-31-2024. % compared to total covered assets in the denominator)

% (compared to total covered assets in the denominator)	Accumulated
	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
	Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of total assets covered
		Of which environmentally sustainable					Of which environmentally sustainable					Of which environmentally sustainable
			Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
GAR	24.84	0.57	—	0.07	0.18	0.23	—	—	—	—	25.07	0.57	—	0.07	0.18	65.37
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	53.99	1.25	—	0.15	0.39	0.51	—	—	—	—	54.50	1.25	—	0.15	0.39	29.87
Financial corporations	22.98	1.76	—	0.12	0.42	8.58	0.01	—	—	—	31.56	1.76	—	0.12	0.42	1.25
Credit institutions	22.26	1.56	—	0.13	0.18	10.54	0.01	—	—	—	32.81	1.56	—	0.13	0.18	1.02
Other financial corporations	26.10	2.62	—	0.04	1.46	0.02	0.02	—	—	—	26.12	2.64	—	0.04	1.46	0.23
of which investment firms	25.32	0.99	—	0.52	0.18	0.10	0.05	—	—	—	25.41	1.04	—	0.52	0.18	—
of which management companies	67.00	12.36	—	0.60	8.28	0.05	0.05	—	—	0.05	67.05	12.42	—	0.60	8.33	0.01
of which insurance undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-financial corporations subject to NFRD disclosure obligations	30.48	6.81	—	1.43	3.72	1.54	0.01	—	—	—	32.02	6.82	—	1.43	3.72	2.96
Households	59.38	0.59	—	—	—						59.38	0.59	—	—	—	25.15
of which loans collateralised by residential immovable property	100.00	1.12	—	—	—						100.00	1.12	—	—	—	13.04
of which building renovation loans	100.00	—	—	—	—						100.00	—	—	—	—	0.59
of which motor vehicle loans	100.00	0.18	—	—	—						100.00	0.18	—	—	—	1.30
Local government financing	—	—	—	—	—						—	—	—	—	—	0.51
Housing financing	—	—	—	—	—						—	—	—	—	—	—
Other local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.51
Collateral obtained by taking possession: residential and commercial immovable properties	100.00	0.65	—	—	—						100.00	0.65	—	—	—	0.11
(*) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". The data included in the template represents the best information available as of the date of publication of the report.

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Table 101. ESG8. GAR - Flow (12-31-2024. % compared to total covered assets in the denominator)

% (compared to total covered assets in the denominator)	Flow
	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)					TOTAL (CCM + CCA)
	Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of eligible assets funding taxonomy relevant sectors					Proportion of total assets covered
		Of which environmentally sustainable					Of which environmentally sustainable					Of which environmentally sustainable
			Of which specialised lending	Of which transitional	Of which enabling			Of which specialised lending	Of which adaptation	Of which enabling			Of which specialised lending	Of which transitional/adaptation	Of which enabling
GAR	12.92	0.50	—	0.11	0.16	0.29	—	—	—	—	13.21	0.50	—	0.11	0.16	23.84
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	40.30	1.57	—	0.34	0.51	0.90	—	—	—	—	41.19	1.57	—	0.34	0.51	7.63
Financial corporations	19.30	1.71	—	0.06	0.49	17.73	—	—	—	—	37.02	1.71	—	0.06	0.49	0.38
Credit institutions	18.39	1.45	—	0.06	0.21	23.82	—	—	—	—	42.21	1.45	—	0.06	0.21	0.28
Other financial corporations	21.94	2.44	—	0.08	1.31	0.01	0.01	—	—	0.01	21.95	2.45	—	0.08	1.32	0.10
of which investment firms	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
of which management companies	67.20	12.40	—	0.60	8.30	0.05	0.05	—	—	0.05	67.25	12.45	—	0.60	8.35	0.01
of which insurance undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-financial corporations subject to NFRD disclosure obligations	38.01	6.97	—	2.25	3.24	0.06	—	—	—	—	38.07	6.97	—	2.25	3.24	1.15
Households	42.57	0.55	—	—	—						42.57	0.55	—	—	—	6.03
of which loans collateralised by residential immovable property	100.00	1.71	—	—	—						100.00	1.71	—	—	—	1.84
of which building renovation loans	100.00	—	—	—	—						100.00	—	—	—	—	0.17
of which motor vehicle loans	100.00	0.27	—	—	—						100.00	0.27	—	—	—	0.55
Local government financing	—	—	—	—	—						—	—	—	—	—	0.08
Housing financing	—	—	—	—	—						—	—	—	—	—	—
Other local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.08
Collateral obtained by taking possession: residential and commercial immovable properties	100.00	—	—	—	—						100.00	—	—	—	—	—
* The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The financial assets analyzed correspond to the categories of financial instruments valued "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&G" and "Non-tradable at Fair Value through profit or loss". The data included in the template represents the best information available as of the date of publication of the report. Flow is obtained using exclusively the operations opened during the year. Operations that, due to their characteristics or nature, have an opening date that corresponds to a previous period, are not considered, even if their balance has evolved during the year.

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Other climate change mitigation measures not included in the European Taxonomy
Article 449 bis CRR - Template 10

Table 102. ESG10. Climate change mitigating actions not covered in the EU Taxonomy (12-31-2024)

Type of financial instrument	Type of counterparty	Gross carrying amount (million EUR)
Bonds (e.g. green, sustainable, sustainability-linked under standards other than the EU standards)	Financial corporations	138
	Non-financial corporations	499
	Other counterparties	—
Loans and advances (e.g. green, sustainable, sustainability-linked under standards other than the EU standards)	Financial corporations	2,741
	Non-financial corporations	26,041
	Of which Loans collateralised by commercial immovable property	3,941
	Households	3,592
	Of which Loans collateralised by residential immovable property	2,247
	Of which building renovation loans	458
	Other counterparties	921
(*) Accounting portfolios: "At amortised cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&G", "Non-tradable at Fair Value Through Profit or Loss" and "Trading". Instruments: loans and fixed income, and additionally loans secured by commercial and residential real estate. Sectors: Central Banks and Public Administrations have been included as "other counterparties", credit institutions and other financial institutions as "financial companies". Fixed Income issues that comply with widely accepted environmental market standards, although they are not considered in the channeling. The detail of these actions is developed in the following sections of the report.

(**) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. These data represent the best information available to date.

Qualitative information on the nature of mitigation measures
The criteria used to catalogue the products shown in the above table of climate change mitigation measures30 1when describing internal and market standards are those reflected in section 7.2.1. Strategy and business processes. These figures represent BBVA's current exposure that complies with the aforementioned standards but is not necessarily aligned with the EU taxonomy. The taxonomy-aligned exposure is included in section 7.2.1 Strategy and business processes in the Information regarding art.8 of the European Union Taxonomy section of this report.
Type of risk mitigated: transition risk linked to climate change
BBVA supports its clients by facilitating the mobilization of financial flows related to climate change mitigation objectives toward activities and products considered sustainable or that promote sustainability in accordance with the standards and criteria mentioned above.
Similarly, in relation to "transition" activities, a term widely used when talking about the economy, specific sectors, financial portfolios or companies, it is used to describe the changes in economies necessary to meet the environmental objectives of different public bodies.
Type of risk mitigated: physical risk linked to climate change
BBVA has focused much of its efforts on supporting clients in mitigation measures and supporting the ecological transition, although internal standards have also been developed for certain adaptation activities mainly related to the primary sector, such as efficient agriculture, eco-schemes or drought-resistant seeds.
Policies and procedures related to client engagement in their strategies to mitigate and reduce environmental risks
Article 449 bis CRR - Table (1) d)
Below we explain how BBVA obtains and analyzes information from its customers to proactively and constructively offer them solutions that will help them in their transition toward a more sustainable future. This is carried out according to the customer’s degree of progress toward its decarbonization process, always aligned with its Net Zero 2050 strategy and transition plan.
Sustainability is part of the recurring dialogue with our wholesale customers (known as engagement) and of the value proposition, both strategically and commercially, and is integrated into the underwriting, pricing and risk management processes.
30 Climatic criteria (mitigation or adaptation to climate change). No other environmental or social objectives are included.

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BBVA interacts and shares knowledge and best practices with its wholesale customers. In this regard, dialogue with customers on ESG aspects is predicated on:
–Advice on the implementation and execution of sustainability strategies tailored to each customer according to their sector and geography, taking into account the political and financial context, analyzing the main regulatory issues, disclosure issues, financial market developments, ESG ratings, and so on.
–Specialization by sector, focusing on those sectors facing the greatest challenges for the transition to a low-carbon economy. This includes advice tailored to the oil & gas industry, power generation, automotive and auto parts manufacturers, infrastructure, the industrial sector (cement, chemicals, mining, capital goods, etc.), processed foods, beverages, technologies and pharmaceuticals. Clients are informed about the key challenges and opportunities for each industry and the dialogue focuses on each industry’s roadmap to align with the Paris Agreement and energy transition goals. Moreover, BBVA provides its clients with information on regulation, technological improvements and best practices in each industry as well as a comparative analysis on how similar companies are evolving in terms of ESG, different options to improve their sustainable profile and how to set specific short and medium term objectives.
–Expertise in topics such as cleantech, biodiversity, ESG credit rating, carbon markets and nature-based solutions, or social issues in which BBVA provides specific advice to clients with the idea of helping and, as the case may be, accelerating their transition with debt and equity solutions.
–Provide support in the analysis of customers' Scope 3 emissions and their suppliers' carbon footprint, in order to develop future strategies to reduce the environmental impact of value chains and increase their resilience.
–Offering customers products that are sustainable or promote sustainability (bonds, loans, transactional banking activities, etc.) that not only meet their financial needs, but also support their sustainable transformation.
BBVA also provides direct support to its wholesale, business and SME clients, both global and non-global, in making ESG practices part of their business strategies and operations. This is achieved through one-on-one visits, mass outreach events, and project consulting focused on initiatives such as energy efficiency and efficient construction, renewable energy, CO2 capture, use and storage, sustainable mobility, battery projects, green hydrogen and derivatives, biofuels, and inclusive growth (including just transition), among others.
Sustainable practices are also promoted, covering efficient water management, circular economy, waste management, environmental impact and biodiversity care, among other aspects.
In the case of SME customers, BBVA also provides information through digital channels and the branch network. It is an end-to-end service model ranging from awareness-raising to project design and public aid management.
In addition, customers have access to useful information and a catalog of products that are sustainable or otherwise promote sustainability through transaction-based web platforms and mobile banking apps. These resources are also provided by the managers in-branch.
In addition, at the CBB business area, progress has been made in setting up teams of product specialists and managers across all geographies. During 2024, the focus was on extending these teams to South American countries and Turkey, while in Spain and Mexico they have been in existence since last year and have been strengthened.
7.2.2. Risk Management
Integration of climate change and environmental factors and risks into the risk framework
Article 449 bis CRR - Table (1) j), r)
Managing climate and environmental risk factors is key to implementing BBVA's strategy, which is based on managing risks appropriately, helping the transition to a low-carbon economy and meeting the ambition of having net-zero carbon emissions by 2050.
The potential impacts of climate and environmental (C&E) risks, as well as social and governance risks, are assessed in the risk management cycle as follows:

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Identification and assessment of climate and environmental risks
In order to carry out the process of identifying the risks and opportunities associated with climate change and other environmental aspects, BBVA has identified the sectors carrying the greatest transition risk and/or physical risk. Along these lines, in recent years BBVA has drawn up its own internal taxonomies of climate and environmental risks, understood as common definitions of risk levers and their transmission channels with potential impacts on traditional prudential risks:

Climate risks
Economic transmission channels
Financial risks
TRANSITION RISKS
Policy and regulation
Technology development
Consumer preferences
PHYSICAL RISKS
Chronic (e.g. temperature, precipitation, agricultural productivity, sea levels)
Acute (e.g. heatwaves, floods, cyclones and wildfires)
MICRO
Those channels that allow to identify climate risk factors which affect banks' financial risks, either directly or indirectly, for example through their counterparties or financial assets
MACRO
Climate risk factors that impact the economy in general and sovereigns, as well as macroeconomic variables
CREDIT RISK
Defaults by businesses and households
Collateral depreciation
MARKET RISK
Repricing of equities, fixed income, commodities etc.
UNDERWRITING RISK
Increased insured losses
Increased insurance gap
OPERATIONAL RISK
Supply chain disruption
Forced facility closure
LIQUIDITY RISK
Increased demand for liquidity
Refinancing risk
Financial system contagion
Climate and economy feedback effects
Economy and financial system feedback effects

BBVA has a risk taxonomy that forms part of its risk management framework. The taxonomy constitutes an inventory of all the risks to which BBVA is exposed or may become exposed as a result of the development of

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its business activity and strategy and, therefore, is adapted to BBVA's risk profile.

The taxonomy allows risks to be categorized at different levels. On the one hand, there is a general level or 'tier 1 risks' that corresponds to the most aggregated categories of financial and non-financial risks. ‘Tier 2 risks’ represent a lower or more granular level that corresponds to the risk levers that are part of the ‘tier 1 risks.’ This second level of risks includes climate and environmental, social and governance risks as a source of risk. Climate and environmental risks are shown below:

	Climate		Environmental
Risk drivers	Transition	Physical	Transition and physicals
Credit	The transition to a low-carbon emissions economy may involve significant costs and investments, putting the revenues of some customers in certain sectors at risk. This could potentially increase their PD and affect the value of collateral.	Risk metrics may be affected for exposures in sectors or geographic areas more exposed to extreme weather events or changes in weather patterns.	The need for adaptation due to the loss of ecosystem services capacity can potentially entail additional costs or significant investments in certain sectors to maintain their operation.
Real estate	Properties with lower energy efficiency may experience their value affected, impacting the value of our collateral.	Due to their location in certain geographic areas, properties may be exposed to extreme weather events that influence the market’s perception of their value, potentially diminishing the value of BBVA’s real estate collateral	-
Market	Transition risks can generate negative impacts on the value of financial assets and an increase in their volatility.	Extreme weather events can affect asset value expectations resulting in sudden depreciations or increased volatility in the value of financial assets.	Perceptions of inadequate environmental practices by some sectors or industries can lead to volatility in asset values.
Liquidity	Transition risks may directly or indirectly affect expected cash flows or reduce the liquidity of certain assets, affecting the bank's liquidity position.	Physical risks can directly affect a financial institution's cash outflows or indirectly through customers' need for liquidity following extreme weather events.	-
Business and strategy	Transition, physical and natural capital risks may impact the strategy and business plan indirectly due to the business position with certain economic sectors whose business model may be more affected by the transition to a low-carbon economy, by physical changes in the climate or by risks of loss of ecosystem services capacity;
Operational	The evolution of the customers' perception of the relationships maintained or the financing provided to certain customers and industries can generate legal risks.	Extreme weather events can cause disruptions and interruptions to own operations or damage to own assets.	The evolution of the customers' perception of the relationships maintained or the financing provided to certain customers and industries can generate legal risks.
Reputational	Potential negative perception of stakeholders when their expectations of our climate and environmental management are not met.
Risk Assessment
As part of its General Risk Management and Control Model, the Group develops periodic risk identification and assessment processes to identify material risks that could have a negative impact on its risk profile and to manage those risks actively and proactively. Through this self-assessment, BBVA analyses how the different risk factors associated with climate change impact the main types of existing risks (credit, market, liquidity, etc.). All types of risk to which BBVA is exposed are therefore covered, including those that are hard to quantify. Since 2022, the General Risk Management and Control Model specifically considers sustainability an essential part of the Group's strategy.
The Global Risk Assessment is a prospective exercise which updates at least twice a year, and allows a comparison between risk types, business activities and moments in time, facilitating the understanding of BBVA's positioning and its development, and identifying the material risks to cover with capital. Since 2020, the

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Group has been conducting a primarily qualitative climate assessment to determine BBVA's vulnerability to transitional and physical risk. In 2024, further progress was made towards a quantitative approach in the development of the Climate Risk Assessment. More precisely, BBVA defined a series of metrics that have made it possible to objectively evaluate risk levels in terms of both transition risk and physical risk and, in the case of physical risk, to evaluate potential impacts for each of the hazards analyzed, as well as other environmental risks, specifically analyzing water stress scenarios. In the case of Credit Risk, these assessments are based on NGFS transition risk scenarios ("Net Zero, Delayed Transition" and "Current Policies") and physical risk (SSP2-4.5 and SSP3-7.0). Additionally, progress has been made in estimating the impact of both transition risk and physical risk on BBVA's strategy and business model. Its results are reported to the highest executive risk committee (GRMC) as well as to the corporate bodies, as this management is an integral part of key corporate processes, such as the Risk Appetite Framework or the Internal Capital Self-Assessment (ICAAP).
The climate change risk assessment process runs in parallel with the Group's overall risk management, but with a broader time frame. An assessment is carried out for a short-term (3 years), medium-term (3-5 years) and long-term (more than 5 years) horizon, which allows for a comprehensive consideration of the expected impacts, aligning with the EBA requirements.
The assessment of climate change risks includes, as for the other risks, the two perspectives of the global assessment:
1.Identification of risk events: Transition risk and physical risk are included in the identification of risk events that could have a significant impact on the Group. A matrix of risk events identified in 2024 is prepared and represented in figures according to their estimated impact on the BBVA Group and their assigned probability.

Chart 26. Risks materializing in the short term: 12 - 18 month time horizon
Risks arising from climate change, including transition risk and physical risk, have been considered within the matrix of risk events that could materialize in the short term (12-18 months). On the one hand, the bursting of a green bubble and an increase in preference for less environmentally friendly assets is considered a transition risk event with a medium-low impact and probability. The probability of physical risk events within BBVA's footprint is considered low, for a medium-low impact, although the probability of a potential greenwashing event is considered higher.
2.Risk level assessment: this approach is based on an assessment of the profile of each type of risk, which is reflected in a heat map. The risk assessment covers the most relevant geographical areas of the BBVA Group (Spain, Mexico, Turkey, Argentina, Peru and Colombia). The business risk analysis was incorporated in 2023, and in 2024, impacts derived from natural capital risk were also included. This exercise incorporates various factors, such as the carbon footprint of customers, the energy efficiency of real estate collateral, and financed emissions. Similarly, work has been done on the preliminary inclusion of quantitative metrics for certain risk factors, especially exposures to activities sensitive to transition risk or locations exposed to physical risk.
The conclusions of the risk assessment for 2024 indicate that the main risks emerge in credit portfolios in the medium and long term. In particular, transition risk manifests itself earlier in Spain due to the faster adoption

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of decarbonization policies in Europe, while emerging areas present less regulatory pressure.
In the long term, the main credit risk factor is related to the investments in technological change that companies will have to make in order to decarbonize.
With respect to the impact of physical risk on loan portfolios, the greater frequency/severity of extreme meteorological events and structural changes in climate patterns explains the deterioration shown in the assessment in the medium-long term.
The impact of transition risk on liquidity risk is due to the stability of the retail deposit base and the high asset quality of the liquid asset buffer.
Market risk is also low, due to the diversification of the equity portfolio and low exposure to sectors sensitive to transition risk in the fixed-income portfolio.
As regards operational risk, there is a difference in perceived risk in Spain (medium-low in the short term and medium in the medium and long term) and in the rest of the geographical areas (low) in transition risk; in the case of physical risk, it is low for all the geographical areas evaluated.

Table 103. Climate Change Risk Assessment 2024

	Spain			Other geographical areas			BBVA Group
	CP	MP	LP	CP	MP	LP	CP	MP	LP
Transition risk
Credit
Liquidity and financing
Structural equity
Credit spread
Markets (trading)
Insurances
Operational
Reputational
Business

TOTAL

Physical risk
Credit
Liquidity and financing
Structural equity
Credit spread
Market Risk (trading)
Insurances
Operational
Reputational
Business

TOTAL

Other environmental risks
Credit

TOTAL
Definition of time horizons:
CP: Short term; up to 3 years
MP: Medium term, from 3 years to 5 years.
LP: Long term, more than 5 years.
Low risk
Medium-low risk
Medium risk
Medium-high risk
High risk
Not applicable

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Analysis of scenarios and stress testing
Article 449 bis CRR - Table (1) n)
Scenarios and internal stress tests
The climate scenarios have been integrated into the governance of the BBVA Group's internal scenarios:
1.The baseline budget scenario includes an analysis of the climate policies in force in each relevant geographic area in which BBVA operates, their effective importance within the general economic policy framework, their consistency with the transition to a decarbonized economy and with the budget scenario itself. Potential biases on expected economic growth are therefore qualitatively assessed.
2.Incorporation of transitional climate risks into one of the alternative risk scenarios (HLRS) that are continuously monitored and evaluated by the Scenario Working Group. The ongoing monitoring of alternative risk scenarios aids in selecting the scenario to be used in the Group's capital self-assessment process (ICAAP).
Since 2022, various physical risk events have been assessed in the Group with the aim of considering them as input for the ICAAP. In 2022, a drought risk scenario in Spain was considered, while in 2023 a risk scenario for the Mexican economy triggered by cyclones was considered as an additional input for the adverse ICAAP scenario. In 2024, BBVA worked to define those events that could occur simultaneously across different geographies, concluding that drought scenarios for both Spain and Mexico will be included as part of the adverse scenario under the 2024 ICAAP. Likewise, the adverse macroeconomic scenario will incorporate for the first time an additional shock as the result of a transition risk scenario originating in the bursting of a bubble on green assets.
In terms of methodology, progress is being made along two lines of action: the first of these are the efforts being made to incorporate a sectoral layer in the loss projection models, considering the different idiosyncrasies of each sector when subjected to climate scenarios; the second line is the development of a more granular projection, to consider information at the client or asset location level.
Regulatory and supervisory scenarios and stress tests
In early 2024, BBVA took part in the "One-off Fit-for-55" supervisory exercise, whose primary objective was to collect data on credit and market portfolio exposures and transition climate risks associated with the Fit-for-55 package commitments. Additionally, the request for information considers elements relating to the locations of the financed assets, in order to assess the possible physical risks to which the banks' portfolio is exposed.
Finally, information was also requested on the entity's income in various sectors, with the aim of analyzing the dependence of financial entities on the most polluting sectors and evaluating the associated business risk.
This request for information, coordinated by the European Banking Authority (EBA), adds data to the hierarchical projections made by the European Central Bank (ECB). In November 2024, the EBA published a report detailing the results. The report stresses that climate transition risks alone do not pose a threat to the financial stability of the European Union. However, combined with macroeconomic shocks, they can increase losses for financial institutions and cause disruption. It also highlights the importance of proactive management of climate risks and the need for close collaboration between financial institutions and regulators to ensure an orderly transition towards a sustainable economy.
Processes to define, measure and monitor climate change and environmental risks
Article 449 bis CRR - Table (1) l)
Article 449 bis CRR - Template 1, 2, 4 y 5
Climate transition risk
Transition risks are those risks associated with the process of adjusting to a low-carbon economy in response to climate change, and which arise from regulatory, market and consumer behavioral changes needed to meet global climate targets. The sectors identified as having the greatest climate risk face a considerable transformation and adaptation challenge that will require, and is already requiring, large investments. They also happen to be the sectors that will require a closer understanding and monitoring of the risks involved.
BBVA has an internal sectoral classification of transition risk, the main purpose of which is to identify the vulnerability of various sectors to transition risk and to rank them accordingly.
In this way, sectors are categorized as having very high, high, moderate or low vulnerability. The activities most sensitive to transition risk —known as High Transition Risk (HTR) sectors— are identified as the sectors that generate energy or fossil fuels (oil and gas, electricity generation, coal mining); emission-intensive basic industries (steel, cement); and activities that are end users of energy and generate emissions through their products or services (automobiles, aviation and maritime transportation).
In 2024, the categorization of climate risks was updated to incorporate developments in climate change mitigation regulations and key technological advances. These updates allow for more accurate identification of critical exposures and the prioritization of mitigation

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actions. As a result of this exercise, with data as of December 31, 2024, it has been identified that 11.7% of the exposure31 of the wholesale portfolio (representing 5.9% of the Group) related to sectors defined as HTR, with a high or very high level of exposure to this risk. This calculation was made on a portfolio of EUR 253,795 million (out of the Group's total of EUR 500,636 million), correspon ding to the exposure of the wholesale loan portfolio.
The following figure shows the percentage of exposure of each of the sectors considered HTR to the total wholesale portfolio:

Chart 27. Exposure to transition risk-sensitive sectors (% of wholesale MD&A)
*Includes Aviation and Shipping.

With respect to the portfolio of small businesses with high or very high transition risk, the associated exposure is limited, amounting to around 2.10% of the total small businesses and being very unrepresentative of the total for the Group.
Assessing transition risk and customer decarbonization plans
The analysis of customers operating in the High Transition Risk sectors identified in the internal transition risk taxonomy follows the scoring system developed by BBVA known as the Transition Risk Indicator (hereinafter TRi). During 2024, a cross-sectoral version of TRi (called Generic TRi) has been developed, which joins the existing ones for oil and gas, electricity generation, cars, steel, cement and auto parts. The aim is to have a transition risk score and an assessment of their decarbonization plans for all clients in the corporate banking segment, regardless of the sector in which they operate.
TRi assesses clients' transition risk exposure by their activities and geographies. Meanwhile, the credibility of the transition plans is assessed through:
–The level of ambition of the emission reduction targets; and
–The level of implementation of these plans. The second concept is measured on the basis of the maturity of their governance structures, the concreteness of their climate strategy in terms of the technological levers defined to achieve the targets, and the actual trend and performance in terms of greenhouse gas emissions.
31 Measured by EAD (Exposure At Default).

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Chart 28. TRi at the client level
TRi is a useful internal tool for business areas to segment clients in sector-based alignment plans for portfolios that form part of BBVA's objectives. This allows the application of risk mitigation policies established in the
Sector Frameworks. Below is the result of the transition scoring system, which is used to classify clients by their level of exposure to transition risk and level of maturity in how they manage it:

Chart 29. Transition score of the main customers by sectors(1)
(1) Scoring system related to the transition of the Corporate portfolio (the size of the circles represents the number of customers in each category) and its coverage.
Calculation of financed CO2e emissions
BBVA continues to measure the emissions associated with its financing and direct investment activities, also known as scope 3, category 15 greenhouse gas (GHG) emissions. To carry out this measurement, BBVA has adopted the PCAF (Partnership for Carbon Accounting Financials) methodology, applying the control criteria identified in the GHG protocol. This calculation will cover all the portfolios included in the scope of the PCAF standard (first edition) and the Group's significant geographical areas, providing a global view of the emissions financed.
In accordance with the defined roadmap, at the end of December 2024, the calculation includes the measurement of financed emissions in the area of corporate loans, project finance, commercial real estate,

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mortgages and automotive (hereinafter lending), and has also incorporated the fixed-income and equity portfolio (hereinafter ex-lending) in the area of BBVA, S.A. (excluding branches in Portugal), BBVA Mexico, BBVA Colombia, BBVA Peru, BBVA Argentina and Garanti Bank, which includes the perimeter of Garanti BBVA in Turkey and its subsidiaries Garanti Bank International and Garanti Bank Romania.
The result of the estimate is expressed both in terms of absolute emissions financed and economic intensity (tons of absolute emissions per million euros financed). In addition, the quality score defined in the PCAF methodology is presented, which evaluates the availability and reliability of the data used for the calculation. This score ranges from 1 to 5, with 5 being the worst score assigned when using sector estimates using emission factors provided by PCAF, and 1 being the best score when using verified, client-reported emissions data. The version of the factors used is the most recent one provided by PCAF as of September 2024.
In 2024, the measurement perimeter was expanded to include the fixed-income and equity portfolios and two new geographies were added (Garanti BBVA, including the aforementioned subsidiaries, and BBVA Argentina). The emission factors provided by PCAF, which are used to estimate the emissions financed, were also updated.

Chart 30. PCAF asset types (MtCO2e) (BBVA Group)

174.45
6.22
3.39
2.90
1.77
1.74
0.14
Business loans
Project Finance
Mortgage
Corporate Bonds
Motor Vehicle Loans
Commercial Real Estate
Unlisted Equity

Chart 31. Distribution of financed emissions by geography

Total emissions (Scope 1+2+3)	Emissions (Scope 1+2)

(1) Data of BBVA S.A. without Portugal
As mentioned earlier, throughout the year work was carried out to include the calculation of emissions financed in the ex-lending portfolio (incorporating 3 million tons of CO2e) and the portfolios of Garanti BBVA
(incorporating 47 million tons of CO2e) and Argentina (adding 7 million tons of CO2e).

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The following graph shows the impact of the different aspects that explain the evolution of the calculation of financed emissions during 2024:

Chart 32. Evolution of the calculation of financed emissions between 2023 and 2024 (MtCO2e)
Considering the same perimeter as at the end of 2023, financed emissions have been reduced by 15.3%, from 159.1 to 134.69 MtCO2e. By geography, the reduction of 7.8 MtCO2e in Spain stands out due to adjustments to emission factors, as well as in Colombia and Peru, with a reduction of 6.4 and 8.1 MtCO2e respectively, mainly due to the reduction in exposure to relevant customers in the fossil fuel portfolio.
For financed emissions, an economic intensity metric was calculated using the bank’s exposure to its counterparties for its associated emissions. As a result, the intensity coefficient was 690 tCO2e/€M.
In the future, fluctuations in the measurement of financed emissions can be expected, both due to revisions of emissions factors provided by PCAF and due to greater use of data reported by clients as their publication becomes more widespread.

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Table 104. ESG1. Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity (Million euros. 12-31-2024)

	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
Exposures towards sectors that highly contribute to climate change (1)	169,839	14,620	1,535	10,776	4,576	(3,448)	(532)	(2,456)	173,657,765	116,923,738	13%	130,962	21,113	6,437	11,328	4
A - Agriculture, forestry and fishing	5,104	—	—	557	214	(149)	(18)	(110)	7,860,853	2,348,996	2%	3,859	1,009	80	156	3
B - Mining and quarrying	4,420	1,912	13	106	27	(28)	(5)	(13)	10,087,138	7,053,336	39%	4,217	111	41	51	2
B.05 - Mining of coal and lignite	39	39	—	5	—	(1)	—	—	105,356	85,243	— %	31	8	—	1	2
B.06 - Extraction of crude petroleum and natural gas	1,508	1,491	—	4	—	(1)	—	—	6,951,058	5,886,901	95%	1,484	5	—	18	1
B.07 - Mining of metal ores	1,906	11	—	29	2	(8)	(2)	(1)	1,815,079	516,321	12%	1,865	2	37	2	2
B.08 - Other mining and quarrying	343	15	—	45	17	(10)	(1)	(8)	243,044	90,616	6%	267	67	3	5	3
B.09 - Mining support service activities	624	356	13	23	7	(8)	(2)	(4)	972,601	474,255	6%	570	28	—	26	3
C - Manufacturing	56,795	3,901	426	3,083	934	(738)	(134)	(485)	83,925,089	64,581,756	17%	47,466	5,062	766	3,500	3
C.10 - Manufacture of food products	11,593	—	—	713	169	(157)	(34)	(96)	21,969,642	20,470,952	10%	8,812	840	63	1,878	5
C.11 - Manufacture of beverages	1,876	—	—	135	22	(15)	(2)	(10)	1,074,214	821,367	16%	1,596	213	21	46	2
C.12 - Manufacture of tobacco products	334	—	—	5	—	—	—	—	55,757	44,662	93%	289	44	—	1	3
C.13 - Manufacture of textiles	1,608	—	—	148	49	(54)	(13)	(29)	717,605	554,100	— %	1,479	101	5	23	2
C.14 - Manufacture of wearing apparel	734	—	—	71	40	(34)	(4)	(26)	339,874	265,409	— %	678	43	2	12	2
C.15 - Manufacture of leather and related products	377	—	—	35	25	(16)	(1)	(14)	210,166	161,771	31%	360	9	2	6	1
C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	521	—	—	60	27	(22)	(2)	(17)	360,564	194,761	— %	475	25	8	14	3
C.17 - Manufacture of pulp, paper and paperboard	1,734	—	46	96	12	(12)	(1)	(7)	1,201,981	700,017	16%	1,365	302	5	62	4
C.18 - Printing and service activities related to printing	308	—	—	47	30	(18)	(2)	(14)	133,018	91,489	— %	244	38	12	13	4
C.19 - Manufacture of coke oven products	3,136	2,660	5	44	1	(7)	(5)	—	5,361,689	3,604,125	27%	2,344	506	243	44	3
C.20 - Production of chemicals	5,280	476	2	178	39	(40)	(7)	(25)	6,604,751	4,498,120	29%	4,398	457	281	143	3
C.21 - Manufacture of pharmaceutical preparations	1,967	—	—	60	12	(13)	(3)	(7)	1,184,880	782,183	17%	1,519	398	3	47	3
C.22 - Manufacture of rubber products	2,040	2	—	146	27	(22)	(2)	(15)	1,824,865	1,175,682	3%	1,875	83	27	55	3
C.23 - Manufacture of other non-metallic mineral products	3,158	—	3	179	22	(24)	(8)	(11)	7,332,134	1,444,603	26%	2,796	282	3	76	3
C.24 - Manufacture of basic metals	4,703	7	264	279	72	(69)	(14)	(47)	7,852,030	4,256,570	17%	4,384	247	4	68	2
C.25 - Manufacture of fabricated metal products, except machinery and equipment	1,752	—	1	205	98	(63)	(5)	(49)	1,145,560	1,045,335	— %	1,491	159	24	79	3

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	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
C.26 - Manufacture of computer, electronic and optical products	2,806	—	1	154	10	(6)	(1)	(4)	1,417,063	1,146,265	41%	2,577	186	10	32	1
C.27 - Manufacture of electrical equipment	2,748	49	49	39	77	(18)	(2)	(12)	9,307,419	8,908,543	26%	2,425	227	13	83	2
C.28 - Manufacture of machinery and equipment n.e.c.	1,786	375	1	139	77	(49)	(5)	(40)	2,584,117	2,264,903	11%	1,588	136	9	53	2
C.29 - Manufacture of motor vehicles, trailers and semi-trailers	4,944	321	6	138	38	(36)	(9)	(22)	10,635,558	10,039,021	10%	3,935	449	8	553	4
C.30 - Manufacture of other transport equipment	1,718	—	46	48	9	(9)	(1)	(4)	1,559,795	1,402,977	28%	1,394	174	—	150	4
C.31 - Manufacture of furniture	368	—	—	32	27	(16)	(2)	(12)	195,141	110,620	— %	324	25	8	11	3
C.32 - Other manufacturing	946	11	—	89	26	(24)	(9)	(13)	664,622	480,299	24%	809	97	3	37	3
C.33 - Repair and installation of machinery and equipment	359	—	1	43	24	(14)	(2)	(10)	192,644	117,982	— %	309	22	14	14	3
D - Electricity, gas, steam and air conditioning supply	18,759	6,253	559	967	217	(279)	(104)	(161)	19,837,446	8,411,960	25%	13,861	2,333	914	1,650	4
D35.1 - Electric power generation, transmission and distribution	14,487	3,055	407	833	212	(269)	(101)	(157)	13,373,386	5,264,060	22%	10,490	1,648	735	1,614	5
D35.11 - Production of electricity	10,565	2,608	274	744	194	(248)	(91)	(148)	9,155,598	1,885,333	17%	7,900	1,384	732	550	4
D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	4,265	3,198	152	133	5	(9)	(4)	(4)	6,443,914	3,144,417	33%	3,366	684	179	35	4
D35.3 - Steam and air conditioning supply	7	—	—	2	1	(1)	—	(1)	20,146	3,483	— %	5	2	—	—	4
E - Water supply; sewerage, waste management and remediation activities	1,272	160	32	57	26	(19)	(3)	(14)	1,048,290	337,143	11%	781	173	289	29	7
F - Construction	11,235	61	228	939	608	(419)	(35)	(329)	2,124,244	1,811,601	4%	7,657	1,018	1,536	1,024	5
F.41 - Construction of buildings	7,714	59	33	700	357	(276)	(28)	(206)	689,169	543,018	— %	4,893	500	1,438	884	6
F.42 - Civil engineering	1,640	1	108	79	66	(45)	(2)	(39)	656,492	576,433	26%	1,235	306	45	54	2
F.43 - Specialised construction activities	1,881	—	87	160	185	(98)	(6)	(84)	778,583	692,150	3%	1,530	213	54	85	3
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	38,159	2,064	21	2,323	1,352	(968)	(108)	(722)	42,170,493	29,436,993	7%	31,792	2,515	335	3,517	3
H - Transportation and storage	13,069	258	256	896	339	(233)	(39)	(158)	5,139,150	2,381,416	8%	8,442	3,204	606	817	5
H.49 - Land transport and transport via pipelines	6,037	255	2	521	159	(135)	(28)	(84)	2,792,559	1,370,509	6%	4,453	856	106	622	5
H.50 - Water transport	547	—	8	32	43	(39)	(2)	(35)	908,455	180,986	4%	376	136	28	7	3
H.51 - Air transport	511	—	—	19	15	(5)	—	(4)	511,912	81,637	17%	246	235	—	30	6
H.52 - Warehousing and support activities for transportation	5,859	3	246	318	105	(46)	(8)	(27)	812,585	643,927	10%	3,272	1,962	469	156	4
H.53 - Postal and courier activities	115	—	—	6	17	(8)	—	(6)	113,639	104,357	— %	95	15	2	2	3
I - Accommodation and food service activities	9,520	—	—	701	282	(196)	(36)	(127)	856,734	502,327	5%	5,505	3,116	683	216	5
L - Real estate activities	11,507	11	1	1,147	577	(419)	(49)	(337)	608,328	58,210	11%	7,380	2,572	1,187	368	5

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	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percentage derived from company-specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		Of which excluded from Paris Agreement (2)	Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures		Of which Stage 2 exposures	Of which non-performing exposures		Of which Scope 3 financed emissions
Exposures towards sectors other than those that highly contribute to climate change (1)	35,048	8	80	2,004	440	(691)	(105)	(404)				23,719	2,598	935	7,796	6
K - Financial and insurance activities	3,417	—	52	74	8	(11)	(1)	(5)				3,166	130	69	52	2
Exposures to other sectors (NACE codes J, M - U)	31,631	8	28	1,930	432	(680)	(104)	(400)				20,553	2,468	866	7,744	7
TOTAL	204,887	14,628	1,615	12,780	5,016	(4,139)	(636)	(2,860)	173,657,765	116,923,738	13%	154,681	23,711	7,372	19,124	4
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through P&L". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations.

(**) Specific details:
–Information on customers' economic activities has been used based on the local economic classifications of each geography, in the case of Spanish companies, the National Classification of Economic Activities (CNAE), or other equivalent standards in the other geographies where the Group operates. These local classifications by activity are equivalent to the Statistical Classification of Economic Activities of the European Community (NACE). In addition, information provided by risk analysts who review the NACE for individual customers is being used when it does not accurately reflect the main economic activity. This information on customer economic activity is used for the BBVA Group's internal risk management.
–GHG emissions calculation for BBVA S.A. loans and advances. (except for the branches in Portugal whose emissions have not been measured due to low materiality), BBVA Mexico, BBVA Peru, BBVA Colombia, Garanti BBVA and BBVA Argentina. The 190,6 million tons of financed emissions mentioned previously in the report correspond to the expanded perimeter. This table does not provide emissions for a series of portfolios (other sectors, the portfolio of individuals or households). Furthermore, the sector information in this report for calculating emissions may contain differences with respect to the information provided in the BBVA´s Management Report, given that this information, at the request of the banking supervisor, must be consistent with the sector information in the FINREP regulatory framework.
–Operational marking excluded from the Paris Agreement(1). The thresholds considered for exclusion from the Paris Agreement on the basis of the Delegated Regulation (EU) 2020/1818 are:
–Companies deriving 1 % or more of their revenues from the exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite.
–Companies deriving 10 % or more of their revenues from the exploration for, extraction, extraction, distribution or refining of liquid fuels.
–Companies deriving 50 % or more of their revenues from the exploration for, extraction, production or distribution of gaseous fuels.
–Companies deriving 50 % or more of their revenues from the generation of electricity with a GHG emission intensity exceeding 100 gCO2/kWh.

(***) Revenues from customer activities are obtained from S&P data. Revenues from activities indicated in the supplier's "S&P Paris-Aligned & Climate, Transition (PACT) Indices Methodology" are considered. For those cases where no information is available on the client's activity revenues, it is assumed that its revenues come from the main activity (NACE) used for internal management and reporting.

(****) Companies engaged in electricity generation take into account the emissions intensity estimated under the PACTA methodology in the logic to be considered as companies excluded from the Paris Agreement.

(*****) Exposures computed in the numerator of column k ("GHG emissions") are estimated under the PCAF methodology with approach 1a or 1b.
(1) In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006.

(2) Exposures towards companies excluded from EU Paris-aligned Benchmarks in accordance with points (d) to (g) of Article 12.1 and in accordance with Article 12.2 of Climate Benchmark Standards Regulation.

(3) GHG emissions (column i, "GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty)"): gross carrying amount percentage of the portfolio derived from company-specific reporting.

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Identification of clients excluded from EU Paris-aligned Benchmarks
The Paris Agreement is an agreement within the framework of the United Nations Framework Convention on Climate Change (COP) that establishes measures to reduce greenhouse gas (GHG) emissions.
In February 2019, the European Parliament and the Council reached an agreement on the creation of two new categories of low-carbon benchmarks: the EU Climate Transition Benchmark (or EU CTB for short) and the Paris-Aligned Benchmark (or EU PAB for short). While both benchmarks feature the same criteria focused on decarbonization, the thresholds are different.
In 2020, the European Commission established the minimum criteria that indices must meet to qualify as a EU Climate Transition Benchmark (EU CTB) and EU Paris-Aligned Benchmark (EU PAB). For the Paris-aligned benchmark, Delegated Regulation (EU) 2020/1818 sets out certain exclusions including quantitative criteria for the sectors of (i) exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite; (ii) exploration, extraction, distribution or refining of liquid fuels; (iii) exploration, extraction, production or distribution of gaseous fuels; (iv) generation of electricity with a given emissions intensity. The aforementioned regulation contains qualitative criteria in relation to controversial weapons such as anti-personnel mines, biological, chemical and nuclear weapons, cluster bombs, as well as depleted uranium weapons, blinding laser weapons, incendiary weapons and/or undetectable fragments. However, as expressly instructed by the current Pillar 3 regulations issued by the EBA and the European Commission, these qualitative aspects should not be taken into account.
The identification of clients excluded from the Paris Agreement-aligned EU benchmark is carried out using information provided by an external ESG data provider of the Group. A relationship is established between the sectors or economic activities described in the delegated regulation and an assessment is made as to whether or not the client or business group meets the relevant criteria. This cataloging is carried out in accordance with the methodology developed by the aforementioned provider, which builds a logical relationship between the economic sectors or activities and the screening criteria by percentage of turnover established by the delegated regulation in those sectors.
The categorization provided is also related to the NACE catalogue (4-digit). This categorization will be carried out through the relationship that EUROSTAT establishes with NACE, thus making it possible to identify those clients for which information is expected to be available that is not available from the supplier. These cases are exceptional, as the sectors just mentioned (coal, oil, gas, power generation and like) tend to feature large clients and information on turnover by economic activity is almost always available. For those activities that involve more than one sub-activity, for example oil and gas at the same time, the most restrictive criterion will be considered.
Concentration of financed emissions
The BBVA Group has analyzed its exposures to the 20 most carbon-intensive companies in the world, which it uses as a complement to the sectoral analysis (NACE codes) disclosed in other sections of this report. To analyze the exposure to these companies, the financing granted to any of the companies belonging to their segment is considered. The relationship between corporate groups and companies belonging to them is based on the principles of supervisory reporting on large exposures (COREP Large Exposures) and connected clients.
The information on the world's top 20 carbon-intensive companies, according to the EBA's ITS, should be based on accurate and publicly available information. Examples of data sources used to identify these companies include the Carbon Majors database, which contains reports from the Carbon Disclosure Project (CDP) and the Climate Accountability Institute, as well as Thomson Reuters.
These reports, however, use different criteria to determine the most polluting companies, since they are based on different perimeters within the value chain for measuring greenhouse gas emissions. Therefore, the results are not equivalent due to the different perimeter of emissions considered by each of them.
BBVA has information from several data providers recognized in the sector with whom it collaborates to provide information on climate aspects. This information is based on questionnaires sent to companies by the CDP, an organization that the EBA cites as valid for determining a list of the most polluting companies.
Based on this information, a list of the most polluting companies has been drawn up, the emissions perimeter of which includes the three scopes (1, 2, and 3 upstream) of their value chain. BBVA understands that this scope is the one that companies can directly manage within their value chain, where they can carry out mitigation actions, accelerate their transition to productive processes or improve energy efficiency.
Below is the Group’s exposure data for the 20 most carbon-intensive companies worldwide, showing that there are seven clients with a combined balance of €1,188 million, representing 0.23% of the exposure to non-financial companies and whose weighted average maturity is 0.20 years.

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Table 105. ESG4. Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms (Million euros. 12-31-2024)

Gross carrying amount (aggregate)	Gross carrying amount towards the counterparties compared to total gross carrying amount (aggregate) (*)	Of which environmentally sustainable (CCM)	Weighted average maturity	Number of top 20 polluting firms included
1,188	0.23%	—	0.20	7
(*) For counterparties among the top 20 carbon emitting companies in the world, exclusively considering non-financial corporates in the investment portfolio of the entity.
(**) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. Sectors: non-financial corporations.

(***) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The data included in the template represents the best information available as of the date of publication of the report.

Breakdown of residential mortgages
The EPC (Energy Performance Certificate) label is a classification of buildings according to their energy efficiency. It must be calculated according to the methodology set out in Royal Decree 390/2021, to be updated when Directive (EU) 2024/1275 (the Energy Performance of Buildings Directive, or EPBD for short), published in April 2024, is transposed into national regulations.
The BBVA Group's exposures secured by real estate, as well as real estate foreclosed or received in payment of debts, are located both within and outside the scope of the EPBD. As a result, the standards for assessing the energy consumption intensity or energy efficiency of real estate in each region have different levels of maturity, which adds complexity when trying to provide a consistent view from a global perspective.
Most of the real estate is business-related in Spain, where the EPC is the standard approach to assessing energy efficiency. According to applicable law and regulations in Spain, the evaluation and generation of an energy certificate in the sale and purchase of a residential property has been mandatory since 2013. In recent years, BBVA S.A. has implemented the necessary changes to collect information on energy certificates for new residential mortgages in Spain.
Additionally, has a process to obtain information on the pre-existing portfolio through EPC data provided by an independent appraisal company approved in Spain, thus covering most of the exposure. In this regard, the EPC information was obtained from existing public records and, in cases where the information was not available, it was based on a model developed by the appraiser to estimate the intensity of energy consumption based on nearby properties, climate zone, year of construction and floor of the building, among other variables. This model has been analyzed by BBVA’s Internal Validation team.
It should be noted that due to the type of property in question, the issuance of EPC labels may not be mandatory, as is the case with plots of land, storage rooms, or stand-alone garages, for which no information or estimated energy consumption (kWh/m2/year) has been obtained.
For real estate within the banking business in Spain, a project was launched to raise awareness and inform BBVA customers of the usefulness of EPCs and to include them among the documentation to be requested during the process of granting a mortgage prior to the underwriting of risks. The score, or letter, obtained will therefore affect the terms and conditions of the mortgage and thus promote the decarbonization of the real estate stock, which accounts for 40% of final energy consumption in the European Union and 36% of its greenhouse gas emissions.
In addition, several initiatives have been launched in Spain to finance improvements in the energy efficiency of buildings, both for individuals and communities of owners. A project has also been launched to periodically capture actual data on energy efficiency certificates from official sources, allowing for updated information that could change after origination and to complete information on older loan guarantees, with the first download taking place in January 2025.
In Turkey, energy certificates have been obtained from property appraisal documents existing in the country since 2017. The mortgage loan contracting process automatically collects label and consumption information. For the stock, an internal model has been developed that allows estimates of energy consumption.
In Mexico there are two ongoing projects to obtain energy efficiency information. First, the modification of the mortgage loan arrangement process to automatically collect information on new operations, and second, a model for the estimated allocation of EPCs for the mortgage stock. Moreover, a model has been implemented to estimate the energy efficiency certificates associated with new loan origination. All of this makes it possible to have information on energy consumption (kWh/m2/year) and emissions (KgCO2/m2/year), which has resulted in a significant increase in the availability of energy efficiency data in properties outside the EU.
A similar initiative has been implemented in Peru32, making it possible to manage the gathering of emissions indicators (kgCO2/m2/year) and, based on this information, to generate consumption metrics (kWh/m2/year) by applying the country’s energy mix.
32 In Colombia, results are expected to be produced using the same tool as in Peru during the next financial year.

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BBVA is actively working to identify key local factors to determine the degree of sustainability of the properties. Some of these factors are associated with the water resources required or waste management, since the energy efficiency of buildings is of different significance depending on the climate of the countries in which they operate.
In addition, operational transition risk has been incorporated into the bank’s ordinary non-financial risk management model, with a Greenwashing Prevention Program in place at both product and company level.
The Program's main lines of action include both the quantitative analysis of risk and the development of control frameworks and other mitigating actions for the main activities generating this type of risk (advertising and external communication, distribution of products with sustainable characteristics, etc.).

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Table 106. ESG2. Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral (Million euros. 12-31-2024)

	Total gross carrying amount amount
		Level of energy efficiency (EP score in kWh/m² of collateral)						Level of energy efficiency (EPC label of collateral) (1)							Without EPC label of collateral
		0; <= 100	> 100; <= 200	> 200; <= 300	> 300; <= 400	> 400; <= 500	> 500	A	B	C	D	E	F	G		Of which level of energy efficiency (EP score in kWh/m² of collateral) estimated
Total EU area	83,289	10,377	27,392	18,421	4,073	1,082	701	1,385	1,560	2,036	5,721	32,463	4,935	7,520	27,669	23%
Of which Loans collateralised by commercial immovable property	11,703	1,163	1,735	1,105	355	91	64	278	386	664	623	1,337	274	344	7,797	8%
Of which Loans collateralised by residential immovable property	71,188	9,197	25,591	17,265	3,708	987	636	1,105	1,172	1,367	5,083	31,082	4,648	7,159	19,572	29%
Of which Collateral obtained by taking possession: residential and commercial immovable properties	398	17	66	51	9	4	1	1	2	5	16	44	13	17	301	17%
Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	6,425	1,653	2,376	1,942	396	44	14								6,425	100%
Total non-EU area	45,118	1,020	6,232	1,813	571	330	191	22	328	842	31	8	1	—	43,887	20%
Of which Loans collateralised by commercial immovable property	18,850	559	492	114	21	3	67	21	231	321	6	1	—	—	18,270	4%
Of which Loans collateralised by residential immovable property	25,846	460	5,740	1,699	550	327	124	—	97	521	25	7	1	—	25,194	33%
Of which Collateral obtained by taking possession: residential and commercial immovable properties	422	1	—	—	—	—	—	—	—	—	—	—	—	—	422	—%
Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	8,926	513	5,710	1,732	546	318	108								8,926	100%
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-marketable at Fair Value through Profit or Loss". Loans secured by real estate are in the "At amortised cost" portfolio. Instruments: loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households. Data on the Group's prudential perimeter, where energy efficiency information is available mainly in the Spanish and Turkish business.

(1) The EPC labels included are the certified labels obtained from the client, from the registry, provided by the appraiser and estimated by methodology based on certified homes belonging to the same building.

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Climate physical risk
Physical risks stem from climate change and can manifest both in the heightened frequency and severity of extreme weather events and in long-term alterations to climate patterns. These types of events can lead to physical damage to company assets, disruptions in the supply chain or increased costs necessary to address them.
During 2024, BBVA has developed an internal physical risk taxonomy whose main objective is to identify the economic activities most exposed to physical climate risks and the most relevant natural hazards in the main geographies where BBVA has a presence, as well as explaining the transmission channels of physical risks to prudential financial risks.
In this way, it is identified that the most relevant natural hazards in the geographies where BBVA operates are tropical cyclones, heat waves, forest fires, river and coastal flooding and drought.
Physical risk is associated with the location of assets and vulnerability based on their activity and can materialize in credit risk through different transmission channels, having an impact in multiple ways such as, for example, on the purchasing power of customers, business productivity, market demand or the value of assets.
BBVA has continued to make progress in assessing the materiality of chronic and acute risks in the different portfolios. The physical risk analysis is structured around three pillars:
Threat
Regarding the threat, in 2024 the calculation methodology for the collateralized portfolio has evolved. This evolution is based on the use of an external tool that allows for the analysis of both acute risks (river and rain flooding, tropical cyclones, wildfires, heat and cold waves) and chronic risks (sea level rise, drought) under different climate change scenarios from the Intergovernmental Panel on Climate Change (IPCC).
Based on the calculations performed and in order to make the management of physical risks part of the collateralized loan procedure, an internal physical risk score has been developed at the collateral level. This score allows collateral to be ranked by their level of exposure to physical risk under different chronic and acute hazards in the SSP2-4.5 and SSP3-7.0 scenarios and at different time horizons. The scenario used was SSP2-4.5 with a time horizon of 2040.
For the other wholesale portfolios, the methodology was updated to include climate change data based on IPCC scenarios such as those discussed above. This tool indicates the risk levels of the various natural hazards (both acute and chronic, as indicated above) at a global level and with different breakdowns depending on the geographical area of the planet. These risk levels are calculated based on climate change indices recognized by the World Meteorological Organization (WMO). The information used is provided by the IPCC, except for information on tropical cyclones, which continues to be the version based on ThinkHazard.
Exposure
As for the exposure component, in 2023 the granularity of the analysis performed was increased by optimizing the relationship between the administrative levels of the Think Hazard tool and the zip codes available in the different BBVA portfolios. Subsequently, during 2024 work was done to map the geographical coordinates of the collateral and assets available in the databases to postal addresses. Further work was carried out on the use of open databases of productive assets from different sectors and with location providers to be able to include, in the analysis, the locations of our clients’ assets in 2025.
Vulnerability
For the vulnerability component, the analysis is based on eight indicators that capture the sensitivity of economic activities to direct and indirect physical impacts. The sensitivity of each sector to climate hazards is assessed indirectly by analyzing its sensitivity to these vulnerability indicators. This methodology follows the best practices identified by the Taskforce on Climate-related Financial Disclosures (TCFD) and UNEP-FI. The result is a qualitative classification of sectors according to the potential impact of chronic or acute climate changes on their business model and activity. Threat and vulnerability scores are applied at contract level, based on location to identify exposure prone to physical risk.

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Chart 33. Exposure to physical risk as of December 31, 2024 (Percentage)[1]
(1) The breakdown includes the portfolios of Spain, Mexico, Turkey, Peru, Colombia and Argentina.

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Table 107. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	5,104	2,107	336	16	34	2	505	1,293	695	276	109	(70)	(6)	(54)
B - Mining and quarrying	4,420	1,715	7	40	16	2	335	1,059	383	63	7	(11)	(3)	(3)
C - Manufacturing	56,795	7,465	875	545	150	2	5,070	2,056	1,909	433	78	(78)	(18)	(45)
D - Electricity, gas, steam and air conditioning supply	18,759	5,692	864	228	16	3	1,978	4,546	276	88	7	(8)	—	(5)
E - Water supply; sewerage, waste management and remediation activities	1,272	8	3	—	—	4	—	12	—	—	3	(1)	—	—
F - Construction	11,235	766	43	52	7	3	26	814	28	43	29	(20)	(2)	(16)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	38,159	288	121	15	1	3	15	395	14	44	22	(17)	(2)	(14)
H - Transportation and storage	13,069	93	15	4	—	3	5	74	33	13	2	(1)	—	(1)
L - Real estate activities	11,507	864	326	65	6	5	202	977	81	91	10	(10)	(2)	(4)
Loans collateralised by residential immovable property	97,034	544	1,262	6,395	2,519	17	456	10,065	199	1,042	584	(185)	(29)	(144)
Loans collateralised by commercial immovable property	30,553	3,218	1,580	397	21	5	1,234	3,252	730	363	123	(103)	(14)	(74)
Repossessed colaterals	820	—	—	—	84	20	43	39	2	—	—	—	—	—
I - Accommodation and food service activities	9,520	3,107	1,837	141	18	4	2,960	1,342	801	185	78	(60)	(8)	(40)
J - Information and communication	14,625	5	1	1	—	3	—	6	—	—	2	(1)	—	(1)
K - Financial and insurance activities	3,417	—	—	8	—	11	—	8	—	—	—	—	—	—
Other relevant sectors	17,005	215	54	110	6	6	110	260	15	18	19	(14)	(1)	(10)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. These data represent the best information available to date.

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Natural capital risks
Natural capital risks are those arising from actions to protect natural capital (transition risks) and the loss of ecosystem services that serve as inputs to, or facilitate, economic activities (physical risks). These are a source of economic risks due to the dependencies and impacts of economic activities on natural capital.
Customer activity can affect natural capital (impacts), while the loss of natural capital can generate risks for the operations and business model of BBVA’s customers (dependencies).
–Customers with a high ecosystem impact face a higher level of transition risk due to regulatory and policy changes, the substitution of more efficient and cleaner technologies, changes in consumer demand, and market shifts.
–Customers with high dependence on natural capital may face increased physical risks generated by ecosystem deterioration, such as reduction in available water resources or loss of the capacity to protect against adverse climatic phenomena.
In 2024, BBVA developed an internal taxonomy of natural capital risks based on the heat map of impacts and dependencies it conducted in 2023. The methodology of the ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) tool developed by the Natural Capital Finance Alliance, which is also consistent with aspects contained in other reference tools such as the SBTN Materiality Screening Tool, developed by the Science Based Targets Network (SBTN), was predominantly used to carry out this impact and dependency identification exercise. The ENCORE tool provides a comprehensive assessment of the 21 ecosystem services on which each of the 167 economic activities depend for their production processes and an evaluation of the 7 impact drivers, assigning a level of dependence and impact (Very High, High, Medium, Low) for each of them. This analysis includes aspects related to water availability and quality, biodiversity and land use, as well as ecosystem contamination and waste generation.
As a result, by combining the levels of impact and dependency, an exposure level (Very High, High, Medium, Low) is assigned to each sector in relation to natural capital risk. Activities deemed sensitive to natural capital risk amount to an EAD (Exposure at Default) of 71,786 billion, representing 34% of the wholesale portfolio.
Additionally, work has been done to complement the sectoral approach explained above with a geographic vision to capture the relationship between clients' activities and nature in the main geographies where BBVA operates, following the first steps of the TNFD's LEAP approach. This international standard recommends that dependencies and impacts be identified and assessed considering regulations, changes in the state of nature and the availability of ecosystem services.
BBVA follows the LEAP approach by including the following elements in the identification of natural capital risks. Firstly, an analysis of the regulations on biodiversity, water management and waste and pollution management in the main geographical areas in which BBVA operates to capture the transition risks arising from natural capital. In addition, physical risk scores relating to natural capital obtained from public sources such as Aqueduct Water Stress or Ecoregion Intactness Index are considered to provide a view of risk at the geographic level.
In short, the taxonomies make it possible to establish a level of climate transition and physical risk and a level of natural capital risk for economic activities. In 2024, the measurement of other environmental risks (natural capital) was included, for the first time, as a source of credit risk in the annual risk assessment, considering a specific analysis of water stress in Spain, Mexico and Peru, focusing on the specific sectors identified as exposed to natural capital risk and using the location of the clients.

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Chart 34. Natural Capital - Heat map of impacts and dependencies

IMPACTS
100%
75%
50%
25%
0%
Construction
Power generation
Mining
Food, beverage and tobacco production (excluding primary production)
Construction materials
Primary production (agriculture, livestock and fishing)
Hotel industry
0%
20%
40%
60%
80%
DEPENDENCIES
Sectors with a high impact and/or dependency
Rest of sectors

As a result of this analysis, seven sectors have been flagged as having a significant impact and/or dependence on natural capital: (1) Agriculture, livestock and fisheries (primary production); (2) Food, beverage and tobacco production (excluding primary production); (3) Paper and forest products; (4) Traditional power generation; (5) Construction; (6) Integrated oil and gas; (7) Integrated utilities; (8) Transportation infrastructure operators; (9) Mining; (10) Steel and other processed metals; (11) Oil and gas exploration and production:
–The dependence is largely due to the fact that customers operating in these sectors (i) rely on ecosystems for water (inputs), while (ii) ecosystems protect customers' business continuity from potential risks and disruptions such as floods and storms or, erosion control through vegetative cover.
–In terms of impact, the main impacts in these sectors are due to the amount of water and land used in their production processes, the waste generated, as well as the contamination of terrestrial and aquatic ecosystems.
During 2024, further progress was made in assessing natural capital risks and their financial impacts at the client level in those sectors identified as priorities. Specifically, it has begun to be systematically integrated into customer analysis processes through Sectoral Action Frameworks, which define risk appetite at the sector level and risk management policies at the customer level. Know Your Client (KYC) was also enhanced to systematically collect the policies and performance of customers in the Corporate segment in terms of water and biodiversity.
In line with the ESG data strategy, BBVA's goal is to collect specific data from each company about the location of their operations and make our assessments more accurate and granular. Currently, BBVA is incorporating three different providers who will supply us with the geolocations of the most important assets (sites) of our clients.

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Exposure by sectors to climate and environmental risks
In 2024, BBVA developed an internal taxonomy designed to assess the exposure of major economic activities to transition, physical and natural capital climate and environmental risks.

Tabla 108. Risk level of economic activities

		Climate		Natural capital
Sector	Subsector	Transition risk	Physical risk	Transition and physical risk
Transport vehicles and components	Autos OEMs
Autopart suppliers
Other OEMs
Basic Materials	Mining
Of which: Coal mining
Steel & processed metals
Of which: Iron & steel making
Chemicals
Of which: Agrochemicals
Paper and forest products
Construction and Construction materials	Construction
Construction materials
Of which: Cement-based products and materials
Energy	Integrated Oil & Gas
Upstream
Downstream
Oilfield services
Basic consumption	Primary exploitation
Food, beverage, and tobacco production
Transportation	Air transportation
Marine transportation
Transport infrastructure operators
Utilities	Traditional/Multitech Electric Power Generation
Low Carbon Electric Power Generation
Electric Power T/D/Supply
Integrated Utilities
Gas T/D/Supply
Others
Exposure (EAD High or Very High)		12%	23%	34%

Very high
High
Medium
Low

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Definition of risk appetite and resilience of the strategy to climate risks
Article 449 bis CRR - Table (1) m), q)

Climate change risk management at BBVA is part of the risk planning process. This process is marked by the risk appetite defined and is specified in the management frameworks that determine its treatment in day-to-day operations.
Risk appetite Framework (RAF)
BBVA's Risk Appetite Framework (RAF), approved by the corporate bodies and applicable in all significant geographic areas of the Group, determines the levels of risk that BBVA is willing to assume in order to achieve its objectives, considering the organic performance of the business. It is structured hierarchically, starting from the thresholds of the main metrics and metrics by type of risk, which lead to a framework of management limits. This framework includes a general statement that sets out the general principles of the risk strategy and the target risk profile. This statement highlights the focus on sustainability as a lever for BBVA's growth, emphasizing the incorporation of the impact of climate change as one of the key axes of risk management to promote responsible growth. This statement is complemented and detailed by a quantification of the appetite through metrics and thresholds that provide clear and concise guidance as to the maximum acceptable risk profile.
The definition of the levels of tolerance established in the Risk Appetite Framework is based on the risk assessment and scenarios described. On the one hand, the framework includes a classification of the activities most exposed to transition risk, using quantitative metrics established by the Group. In this way, the Exposure at Default (EAD) of activities classified as High Transition Risk (“HTR”) is assessed. Based on this classification, the BBVA Board of Directors approves thresholds at the Group and relevant geographic area level that establish the maximum appetite for this risk. Moreover, as of 2024, the RAF includes a new indicator linked to the degree of compliance with the decarbonization targets of a series of sectors for which BBVA publishes specific targets.
Additionally, for the management limits, a metric known as High Market Misalignment is measured, which evaluates the exposure to clients whose emission intensity is above 30% of the market average. This metric takes a transition risk management approach by focusing on customers with a clear level of misalignment from the emissions intensity trajectories established by the International Energy Agency's Net Zero Emissions scenario for each of the sectors. The calculation scope is the loan portfolio of the automotive, electricity generation, steel and cement sectors.
Looking ahead to the 2025 RAF, progress has been made in better defining maximum risk appetite levels for activities classified as HTR, thus limiting those exposures with worse TRi scores while supporting the growth of those clients that do a better job in transitioning.
Work is currently underway to establish monitoring metrics for physical risk and financed emissions.

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Integration into the definition of risk appetite at customer level
Following international reference frameworks such as SASB’s Materiality Map and rating agencies, BBVA has identified the sub-sectors of activity that it finances and the most relevant environmental and social factors of each one, including, in addition to climate change, aspects related to natural capital, such as pollution and waste, biodiversity and land use or water resource management. This exercise is included in the “Sector Guide for the integration of sustainability factors in credit analysis,” which defines the most common metrics and reference thresholds in relation to environmental aspects and is used as a support tool in the underwriting process.
In the Wholesale Portfolio, the adaptation of policies and procedures is particularly focused on the integration of transition risk and physical risk in the Sector Frameworks (a basic tool used to define risk appetite in wholesale credit portfolios). During 2024, the sectoral analyses of the risks derived from decarbonization were updated and complemented according to the reference scenarios. BBVA also continued to define:
–For all sectors, good practices and weaknesses in the management of environmental and social aspects at the client level using sectoral metrics and indicators. These serve as admission guidelines in the annual client review process. In sectors with greater exposure to physical risk, specific admission guidelines are now being defined based on the location of the client's activities.
–For sectors flagged as HTR in the internal transition risk taxonomy, transition risk mitigation policies have been defined at the client level that can adjust the risk appetite (growth) accordingly. These policies are based on the results of the Transition Risk indicator.
Compliance with the definition of appetite established in the Sector Frameworks is a condition that must also be met by the alignment plans drawn up for each sector with emissions reduction objectives.
Within the Retail portfolio, further progress has been made in the integration of sustainability aspects, particularly those related to decarbonization and physical risk, in the Mortgage, Small Business and Loans for Vehicles Action Frameworks. In the case of Mortgages, origination limits have been defined for the first time in Spain and Turkey, combining the letter of the Energy Performance Certificate and the LTV ratio (loan-to-value ratio). Therefore, transition risk is now beginning to be integrated into the definition of the risk appetite for this portfolio. Another of the main aspects affecting the transition risk of these portfolios is the financed carbon emissions associated with each one of them. Therefore, the calculation of financed emissions serves as a lever to identify the portfolios that are most sensitive to changes in regulation, technology or energy prices or CO2. In turn, in the same manner as a risk mitigation lever, BBVA acts as a facilitator for financing investments needed to mitigate and adapt to climate change with more sustainable lifestyles and products.
BBVA has also applied differentiated pricing to loans with sustainability content, such as in the "Hipoteca Casa Eficiente", for homes with consumption ratings of ‘A’ or ‘B’. As in mortgages, financing with sustainable products is encouraged when sustainability criteria are met, in this case for electric or plug-in hybrid cars. The availability of highly specific customer and operational data is an essential requirement for effective climate and environmental risk management.
Policies and standards for the management of climate and environmental risks
Wholesale and retail credit risk management standards and policies ensure that material climate and environmental risks are identified and assessed in due course. These standards and policies define key responsibilities, processes and tools applicable to each of the portfolio segments, as well as the Group's functions as part of climate and environmental risk management activities.
An advanced climate and environmental risk analysis is carried out as part of the process of integrating into the admission and annual review processes of customers in the corporate banking segment, regardless of the risk committee at which it is reviewed. This analysis includes five aspects:
–Assessment as to compliance with BBVA's Environmental and Social Framework.
–Result of the TRi, involving an assessment of transition risk and decarbonization plans.
–Assessment of compliance with the admission/underwriting guidelines and climate risk mitigation criteria set out in the wholesale Sectoral Frameworks.
–Compliance with the criteria defined in the Sector Alignment Plans.
–Analysis of controversies, understood as the presence of significant incidents related to the client's environmental, social or governance performance.
Teams specialized in ESG risk assessment, located in each of the geographical areas where BBVA operates and at the business areas, support this decentralized analysis performed by the risk analysts. This analysis may affect the risk decision, especially the management policy and the risk appetite with clients defined by the Risk Committees, as indicated in the wholesale Sector Frameworks, in the Environmental and Social Framework, or in the Alignment Plans.
To facilitate the above analysis and the collection of client data, in 2024 the use of the Client Sustainability

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Toolkit —a common point of contact for the risk and business teams— was reinforced within the corporate banking segment so as to be able to view up-to-date client information on matters of sustainability.
Specifically, information from external databases was integrated such as CO2 emissions, decarbonization targets, ESG ratings, controversies, consumption metrics and water management. The results of internal calculation engines, such as the level of alignment, financed emissions and the TRi, allows manual data capture by the teams involved in client reviews.
The TRi scoring system calculation is integrated into this work environment. During 2024, information has been collected on approximately 3,000 corporate banking clients from all geographies where BBVA operates.
Resilience of the strategy to climate change risks
The concept of climate resilience requires that organizations develop the adaptive capacity to respond to climate change, leveraging opportunities and managing the associated transitional and physical risks.
BBVA, when conducting the scenario analysis and in accordance with the option provided for in the ESRS, takes into account the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which advise organizations to describe how well their strategy is able to seize opportunities related to climate change, consistent with a scenario of an orderly transition to a low-carbon economy; though also their resilience to possible scenarios of heightened climate risks.
As previously mentioned, BBVA’s strategy may be affected by climate-related risks and opportunities. In this regard, efficient management of the material risks and opportunities arising from climate change is key to the successful achievement of BBVA’s strategy. Thus, BBVA is working to measure the impact of different climate scenarios, both transition and physical risks, on its strategy and business. The initial results show, in relation to regulatory and internal exercises, immaterial impacts, both in terms of transition risk and physical risk. However, it is important to consider that methodological limitations, especially in terms of data and scenario design, could be underestimating the expected losses for the financial system. In this context, BBVA is working to reinforce and strengthen bottom-up methodologies and analytical capabilities in order to obtain projections of customer financial statements and estimate impacts on collateral values based on different climate scenarios and over different time horizons.
In this way, in terms of risk management, the impact derived from climate risks is fully integrated into the different phases of the risk cycle: identification, assessment, management, reporting, etc., as well as in the risk appetite framework, credit granting circuits and other relevant areas directly linked to the achievement of the entity's strategy. Moreover, in order to assess the impact of climate change on traditional prudential risks (credit, market, liquidity, operational, etc.), the entity conducts a risk assessment exercise to determine the materiality of the risks identified in the double materiality analysis over different time horizons. Climate risk is assessed across the entire value chain, although due to the idiosyncrasies of BBVA's business, the part of the value chain most heavily impacted by climate risk is the downstream part, specifically the counterparties to which BBVA provides financing.
During 2024, a stress test exercise was carried out to assess the soundness and resilience of the business strategy in the event of a potential strategic exit from the relationship with certain customers should they fail to meet the milestones set out in the support plans drawn up. These support plans are a key pillar of BBVA's transition financing strategy, providing support to clients while reinforcing their level of engagement through actions that help to improve their transition process and ESG profile. Customers in this situation are closely monitored and are expected to make improvements in the short to medium term. The outcome of this exercise under the most adverse scenario (considering a complete exit from these clients) demonstrates the soundness of the business strategy.
Meanwhile, BBVA continues to carry out numerous actions to manage the impact of climate change on its strategy, its risk management processes and the management of its portfolio with greater exposure to physical and transition risks. These efforts include making climate aspects part of capital and the Internal Capital Adequacy Assessment (ICAAP) exercise, provisions, scenario analysis, internal and external stress testing exercises, climate data strategy and other aspects.
Finally, the resilience of the strategy in the face of different climate scenarios is reinforced by the fact that BBVA has set sustainability as one of its six strategic priorities, with a special focus on the fight against climate change, integrating its goal of aligning its loan portfolio with scenarios compatible with the Paris Agreement. Highlights include the company's interim targets for 2030 to reduce CO2 emissions in the oil & gas, power generation, automobile, steel, cement, coal, aviation and shipping, aluminum and real estate (commercial and residential) sectors, as well as its eco-efficiency plan to reduce its operational footprint.
Provisions and capital
Article 449 bis CRR - Table (1) (o)
Throughout 2024, work was carried out to incorporate climate risks into the measurement of provisions and economic capital for credit risk, in order to incorporate this new source of risk in the credit risk parameters. This development has focused on two lines of work: first, a top-down effect based on macroeconomic scenarios was incorporated and, second, customer idiosyncrasies were incorporated through bottom-up effects.

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In terms of calculating expected credit risk losses for loan portfolios, the Group has begun to incorporate climate risk factors through statistical models that consider both potential damage to collateral and the effect on customers' payment capacity due to physical and transition risk in the Group's main geographies (Spain, Mexico and Turkey). In particular, transition risk was assessed using an approach that allows BBVA to capture its effect on probability of default (PD) and the impact on client provisions in Stage 2, as well as a transfer of exposures from Stage 1 to Stage 2 for the Corporate portfolios. For physical risk, an approach has been used that would allow estimating the possible deterioration in the value of collateral (real estate assets in corporate and individual portfolios) and its impact on severity (LGD). As of December 31, 2024, the impact recorded by these risks has not been significant. The Group will continue to work to incorporate the information available at any given time into these models.
Also in 2024, in the aftermath of the damage caused by the torrential rain and flash floods in various Spanish municipalities between October and November 2024, the Group made provisions for credit risk in the amount of EUR 33 million.
Sustainability data strategy
Article 449 bis CRR - Table (1) p)
The deployment of the sustainability data strategy also continued throughout 2024, with BBVA reassessing data needs, identifying gaps, and developing a business process review plan to address these gaps.
In addition to data availability, new ESG data requirements are continually reviewed and shared with relevant stakeholders. BBVA has improved its practices by executing its plan and establishing a systematic process to collect the quantitative data necessary to manage climate-related risks. During 2024, work continued on a process transformation project covering mortgages, auto loans and customer/financial program reviews across all geographies, with the aim of strengthening the collection of data required for regulatory reporting and for managing climate and environmental risks (including energy efficiency, emissions and ESG customer data). This project involves the collaboration of teams from the areas of risk, sustainability, finance and business units of the Group. The data considered include those that satisfy both regulatory and management needs, such as those required for calculating the TRi, energy efficiency certificates for properties taken as collateral, ESG ratings, greenhouse gas emissions, location of assets and collateral, and specific sector metrics.
Collecting customer and transaction data remains a priority, and several approaches are being considered. New data providers are continuously explored to improve coverage in terms of geographies, segments and sectors, and in tandem, artificial intelligence-based capabilities are being developed to collect customer data through unstructured public sources. Onboarding processes are also being modified to incorporate the collection of data provided directly by them, this being particularly useful for mid-sized companies where public data is not available. The data will be used for both commercial and management purposes.
In particular, BBVA continues to make progress in collecting data on real-estate assets' Energy Performance Certificates (EPCs) in the geographies where these types of certificates exist. In the case of Spain, work is being done to integrate the EPC into the mortgage origination process. To succeed in this task, BBVA is actively participating in various sectoral forums, with the aim of breaking down the barriers that currently prevent the full use of EPCs in new transactions and to standardize the methodologies for the valuation of transition risk in collateral at the European level, thus providing added transparency for the market. In other regions where there is no legislative framework comparable to that of the European Union in terms of energy efficiency in buildings, BBVA carries out projects aimed at estimating energy consumption and financed emissions that are as close to reality as possible and allow their integration into risk processes.
Likewise, in order to further strengthen the integration of the sustainability data strategy, BBVA incorporated global and local sustainability projects in the Single Development Agenda (SDA), including technological initiatives to make sustainability part of data models and implement global indicators to monitor the volume of sustainable financing channeled.
Methodologies and standards and considered in the climate and environmental risk management framework
Article 449 bis CRR - Table (1) k)
BBVA addresses the management and analysis of climate and environmental risks through a comprehensive approach that, as previously mentioned, combines alignment with international and market standards, best practices and specific methodologies identified in different international frameworks, as well as with current regulations on the matter and supervisory expectations.
On the regulatory front, BBVA considers various regulations in force in this area, including the EU Taxonomy Regulation 2020/852, the Corporate Sustainability Reporting Directive (CSRD), the European Sustainability Reporting Standards (ESRS) and Spanish Law 7/2021 on climate change, among others. This approach is complemented by supervisory guidelines, including the ECB’s expectations on climate and environmental risks, the EBA Guidelines on ESG risks, as well as international best practices related to climate stress testing, among others.

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BBVA relies on sector initiatives following the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) and the UN Environment Programme Finance Initiative (UNEP-FI), together with sustainable finance principles and standards established by the International Capital Markets Association (ICMA) and the Loan Market Association (LMA).
It also relies on methodologies such as PCAF and PACTA for the analysis of emissions financed and the alignment of its portfolio with climate objectives, while also stepping up its commitment to the transition to a low-carbon economy through its participation in the Net Zero Banking Alliance.
To manage aspects related to the protection of natural capital, BBVA uses the methodology of the Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE) tool, developed by the Natural Capital Finance Alliance, in collaboration with the UN Environment Programme World Conservation Monitoring Centre (UNEP-WCMC) and in line with references such as the SBTN Materiality Screening Tool. Meanwhile, when analyzing physical risks, BBVA relies on the World Bank's Think Hazard tool, which shows the risk levels of the different natural hazards, both acute (cyclones, heat waves, forest fires and river flooding) and chronic (drought and coastal flooding), at a global level and in varying detail depending on the geographical area of the planet.
The General Sustainability Policy expressly includes the protection of natural capital as one of its main focuses of action. Specifically, BBVA recognizes the need to protect ecosystem services and natural assets as well as natural ecological species and processes, and considers biodiversity and natural capital in its relationship with its customers.
The Environmental and Social Framework specifically includes a number of general prohibited activities33, in relation to the loss of biodiversity and the fight against deforestation:
–Threats to protected areas: New projects that threaten: UNESCO World Heritage Sites, Ramsar-listed wetlands, Alliance for Zero Extinction sites, and Category I-IV areas of the International Union for Conservation of Nature.
–Deforestation: New High Conservation Value and High Carbon Forest removal projects.
–Non-certified palm oil farms: New palm oil projects in swamps and peat-rich areas.
In addition to these general restrictions, specific prohibitions have been established for new projects in the agroindustrial sector related to ecosystem protection. These include restrictions on new projects that involve the burning of natural ecosystems for the purpose of clearing land for agricultural or livestock development, the removal of forests with high conservation value and high carbon content, as well as palm oil farms that are not certified by the Roundtable on Sustainable Palm Oil (RSPO) or are not in the process of certification. New palm oil projects in swamps and peat-rich areas are also excluded.
In December 2024, the Environmental and Social Framework was reviewed in order to assess its effectiveness and update it in line with best practices, changes in international standards and the expectations of our stakeholders.
As part of its project management, BBVA applies the Equator Principles (EP), which require an adequate assessment and mitigation of biodiversity risks in the projects it finances under the scope of the EP. In addition, the Equator Principles were updated in 2020, to focus more on biodiversity. It should be noted that for projects with impacts on critical habitats, BBVA, as part of the implementation of the PE, requires the implementation of biodiversity management plans aligned, when applicable, with the IFC (International Finance Corporation) Performance Standards, which require identifying and quantifying impacts on biodiversity, critical habitats and natural resources.
33 Social and human rights aspects are disclosed in section 7.3 on Social Risk.

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7.3.Social Risk
7.3.1. Strategy and business processes
Integration of social factors into business strategy
Article 449 bis CRR - Table (2) a)
BBVA's sustainability strategy focuses on two central pillars. First, and as mentioned in the previous section, the fight against climate change and the protection of natural capital, and second, inclusive growth.
BBVA seeks to have a positive impact on the lives of people, businesses and society as a whole. In this regard, in addition to its main financing activity, BBVA supports the economic and social development of the communities where it is present through the following lines of action:
–Generating quality employment for its more than 125,000 employees across all the geographies in which it operates, as discussed in the section on "Commitments to employees and compliance with labor standards".
–Helping customers improve their financial health and ultimately meet their life goals, as well as achieve their transition to sustainability. To respond to the needs of its customers, while continuing to act responsibly, BBVA has developed a differential value proposition predicated on innovation and new technologies.
–Supporting society in general, and the most vulnerable groups in particular, through the social action of its banks and foundations, as reflected in its 2025 Community Investment Goal to support inclusive growth.
When developing initiatives to slow the advance of climate change (mitigation) or curb its effects (adaptation), BBVA focuses on assessing the impact of these actions on its customers, employees, suppliers, affected communities and society in general. The aim is to propose solutions to manage these impacts and thus promote a just transition.
BBVA is aware that actions for the adaptation and mitigation of climate change are not enough to fight against the increase of inequality in society. It develops solutions to promote an inclusive economy and sustainable development, by financing infrastructure, promoting financial inclusion and supporting entrepreneurs and SMEs.
In addition, and from a more philanthropic angle, the Group carries out social programs targeting education, support for entrepreneurship, community support, research and culture, to promote the sustainable development of the societies of those countries in which it operates within the framework of its 2025 Community Investment Goal.
Objectives and goals set towards inclusive growth
Article 449 bis CRR - Table (2) b)
As mentioned in section 7.2.1. Strategy and business processes, between 2018 and 2024 BBVA channeled a total of EUR 304 billion in sustainable business, thus achieving, one year ahead of schedule, the target set of EUR 300 billion. Of the total channeled into sustainable business between 2018 and 2024, 78% corresponds to the priority of driving the fight against climate change, and the remaining 22% to that of promoting inclusive growth.
Wholesale clients
In 2024, the sustainable business pipeline at wholesale customers stood at around EUR 51 billion, up 27% on 2023, of which EUR 5 billion is linked to inclusive growth.
In the realm of corporate financing and transaction banking activity, BBVA has now channeled EUR 40 billion, of which EUR 4 billion relates to inclusive growth.
Enterprise customers
In 2024, the channeling of sustainable business toward corporate clients came to EUR 34 billion, up 62% on 2023, of which EUR 8 billion is linked to inclusive growth.
In the field of corporate financing and transactional banking activities. BBVA has channeled EUR 32 billion, of which EUR 7 billion relates to inclusive growth.
During 2024, it also noted the promotion of local initiatives such as the launch of a biodiversity bond in Colombia or new business opportunities in the wine sector in Mexico and Spain (for more information, see the section Natural capital risks).
The number of sustainable operations closed, such as loans, confirming and lines of credit, almost tripled compared to the previous year, reaching more than 75 thousand closed operations. Mexico stands out, accounting for more than 66% of these operations.
In order to obtain these results, several training events have been held with managers from different countries, encompassing the potential of products related to sustainability and solutions driven by digitalization, through structured commercial plans, supported by sustainable advisory services.

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Retail customers
In 2024, the Group boosted the sustainable business channel through various products aimed at retail customers, achieving 60% growth compared to 2023. In total, EUR 14 billion was channeled34, of which EUR 9 billion was linked to inclusive growth.
In 2024, BBVA channeled EUR 6 billion through various products and services aimed at retail customers, entrepreneurs and SMEs to promote their inclusion or consolidation within the financial system and thus foster their inclusive growth.
Notable efforts were made in 2024 to promote:
–Financial inclusion of more than 280,000 unbanked and underbanked people through various products, including digital accounts, savings accounts, credit cards, digital payment channels, as well as actions to promote financial and digital literacy among customers.
–The bankarization of 3.3 million entrepreneurs and micro enterprises, through micro loans, micro insurance, mobile payment solutions, point-of-sale terminals, as a signatory of the Collective Commitment to Financial Education and Inclusion promoted by UNEP-FI (in the framework of the guidelines for banks for the “Establishment of objectives for Financial Inclusion and Financial Health”). The objective is to support 4.5 million unbanked and underbanked entrepreneurs between 2018 and 2025. This will improve their financial resilience by providing them with effective access to financial and non-financial products and services. So far, between 2018 and 2024, BBVA has supported 4.2 million entrepreneurs.
These solutions are complemented by other financial inclusion initiatives such as the promotion of the creation of accounts for minors with parental control, an app adapted to them and Bizum for those aged 12 and over in Spain.
Similarly, in 2021 BBVA established a goal of contributing to society, aiming to invest 550 million euros in social programs to benefit 100 million people between 2021 and 2025. BBVA has managed to meet its 2025 Community Investment Goal early, having managed to allocate 567 million euros to social programs and reach almost 106 million people.
In this sense, BBVA puts this contribution to the community into practice through its local banks and foundations, highlighting: (i) The BBVA Foundation; (ii) The BBVA Mexico Foundation, which focuses its activity in the educational sphere with its flagship program "Chavos que Inspiran" (offering a 10-year support plan to transform the lives of talented yet underprivileged young people from all over the country); and (iii) The BBVA Microfinance Foundation, which focuses on supporting vulnerable microentrepreneurs in Colombia, Chile, Panama, Peru and the Dominican Republic, through financial products and services such as microcredits, microinsurance or financial and digital education workshops.
Limits and procedures to assessing and addressing social risk
Article 449 bis CRR - Table (2) b), c)
BBVA has established a set of restrictions on the financing of new projects in certain sectors, as set out in our Environmental and Social Framework. This Environmental and Social Framework (hereinafter "Framework") aims to establish the criteria for the identification, evaluation and monitoring of certain activities in the following sectors, selected for their high potential impact on nature and society: mining, agribusiness, energy, infrastructure and defense. In this way, the Framework identifies restrictions, either via prohibited activities or activities requiring special attention in these sectors.
The Framework prohibits the financing of certain activities in relation to those clients and projects covered by the Framework, under the terms set out therein, or those that threaten protected areas, deforestation, or exploitation of uncertified palm oil, including the following:
–Violation of Human Rights: Customers for whom BBVA has sufficient evidence that they are employing child or forced labor, or are involved in human trafficking, as these concepts are defined in the relevant ILO Conventions.
34 Of these EUR 11 billion, around EUR 7 billion relate to financing for small and medium-sized enterprises, while EUR 4 billion relate to Consumer Finance.

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–Impact on indigenous peoples: New projects involving resettlement or infringement of the rights of indigenous or vulnerable groups without their free, prior and informed consent (FPIC).
–Controversial weapons and defense: Manufacturers or dealers of controversial weapons and their key components: anti-personnel mines, biological and chemical weapons, cluster weapons, depleted uranium and white phosphorus munitions and nuclear weapons (in the case of nuclear weapons, the ban will apply to those operating in countries that are not signatories to or in breach of the Nuclear Non-Proliferation Treaty).
BBVA also applies the Equator Principles, which establish standards for environmental and social risk management in project financing. Currently in their fourth version (EP4), these principles are applied globally across all industrial sectors and cover five financial products related to projects: (i) advisory in financing; (ii) financing; (iii) corporate loans; (iv) bridge loans; and (v) refinancing and acquisitions.
In addition, given its significant presence in emerging countries, BBVA has developed an internal standard of inclusive growth, defining activities that can be considered sustainable due to their contribution to social objectives. This standard has been developed based on international principles on Human Rights, the Social Bond Principles and best market practices. Because social aspects have very local and regional characteristics, methodologies have been developed and thresholds have been established based on national and international indicators.
7.3.2. Risk management
Methodologies and international standards on which the social risk management framework is bases
Article 449 bis CRR - Table (2) h)
BBVA is inspired by international industry principles and standards when designing its social risk management framework:
–As set out in its General Sustainability Policy, BBVA ensures compliance with all applicable laws and respect for internationally recognized human rights in all its relations with employees, customers, shareholders, suppliers and, in general, with the communities in which it conducts its business and activities. To help ensure compliance, since 2018 the Group has conducted two global human rights due diligence processes in order to prevent, mitigate and remedy potential human rights impacts in line with the aforementioned UN Guiding Principles on Business and Human Rights.
–In relation to stakeholder involvement, BBVA participates in international sectoral initiatives in support of a just transition, such as the "Social and Human Rights Thematic Advisory Group (TAG)" of UNEP-FI.
In addition, on matters relating to social risk, it relies on a set of declarations, conventions and initiatives such as the UN 2030 Agenda and its Sustainable Development Goals (SDGs), Conventions of the International Labor Organization (ILO) and the Principles for Responsible Banking promoted by the United Nations Environment – Finance Initiative (UNEP-FI), among others.
Integration of social factors into the risk framework: management, commitments, setting limits, tools and relationship with other risks
Article 449 bis CRR - Table (2) i), j) k), l), m)
BBVA integrates social aspects into its risk management framework in a similar way to environmental and governance risks, with due consideration of financial and non-financial risks, including reputational risk.
BBVA has a taxonomy of reputational risks, which may result from environmental, social and good governance aspects. In this sense, the reputational risk associated with ESG aspects arises when the expectations of stakeholders regarding the management of these areas by the bank are not met, which can generate a negative perception.
According to the internal classification, this risk can occur for different reasons:
•The development and publication of internal sustainability standards not aligned with the expectations of stakeholders.
•Signing public commitments to sustainability that are not credible or unrealistic.
•The onboarding of socially or environmentally questionable clients (companies).
•Financing of socially or environmentally controversial operations.
•Considering or labeling something as sustainable that is not.
•Irresponsible communication related to sustainability.
BBVA carries out an annual reputational risk assessment and continuously evaluates, through different admission processes, the reputational risks of new initiatives. As part of this process, BBVA analyzes the social controversies of its customers (companies) by applying various tools and methodologies, as these can in turn impact the bank's own reputation.
All of this allows us to propose actions to prevent and/or mitigate environmental, social or good governance risks with reputational impact.

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Social risks in wholesale clients
BBVA manages social risks from the wholesale customer’s perspective, through various processes, including:
–Environmental and Social Framework
BBVA verifies, with the support of an independent advisor, that the wholesale clients covered by its framework do not engage in the prohibited activities envisaged for the sectors covered by the framework. It also analyzes whether they engage in any activity meriting closer attention, in which case BBVA evaluates the environmental and social impacts arising from the activity to be financed and may initiate, if necessary, a plan of dialogue and accompaniment of the client under the terms set forth in the Framework.
Every two years, BBVA performs an evaluation of the groups belonging to the stock under the sectors of this Framework. In this regard, by the end of 2024, 346 groups were analyzed by the framework, with five dialogue and support plans still in force.
–Risk assessment
BBVA has developed a "Guide for the integration of ESG factors in the analysis of wholesale credit", which identifies the most relevant environmental and social aspects by industry and obtains metrics to monitor the performance of corporate clients.
–Controversy management
Since 2024, BBVA has implemented a procedure for managing environmental and social controversies associated with wholesale clients. More precisely, the results are incorporated into the clients' financial program35.
The KYC process includes, among other aspects, an analysis of environmental, social and governance disputes of corporate and institutional customers covered and not covered by the Environmental and Social Framework.
The controversy analysis carried out by the external provider to assign the score is based on the impact that the incidents have had on the environment and society (impact), the business risk as a result of incidents (risk) and the management systems and response capacity to incidents (management). In terms of social risk, we evaluate any controversies that may arise in relation to customers, the supply chain, employees and workforce, and communities.
Based on the above analysis and the assessment performed by the CIB Sustainable Finance team, the risk teams consider the result of the dispute analysis as an additional input for the calculation of the customer rating and incorporate this analysis when defining the risk appetite with each customer, following previously defined specific criteria.
–Equator Principles
BBVA implements environmental and social risk assessment processes in order to mitigate and prevent negative impacts, reinforcing the economic, social and environmental value of project financing in sectors such as energy, transportation and social services.
In accordance with the EPs, BBVA submits each project under the scope of the EP4 to an environmental and social due diligence analysis, considering the impacts on the environment and human rights. This analysis is integrated into BBVA's internal processes of structuring, admission and monitoring of operations, in line with its Environmental and Social Framework. Each transaction is classified according to its risk level (categories A, B or C), and the documentation provided by the customer and independent advisors is reviewed. A specialized team at BBVA supervises and evaluates these projects, contributing to the decisions of the committees and approval of the risks.
With respect to the human rights assessment and according to the EPs, BBVA is required to conduct due diligence on projects that may impact indigenous communities. Where this situation arises, the free, prior and informed consent of these communities must be obtained, regardless of the geographical location of the project, in line with the recommendations of the EP Association. It also requires, in accordance with the EPs, a liaison with the communities impacted by the projects. When identifying potential risks, the operation must include an effective form of management of these risks, as well as operational mechanisms to support claims management. Regarding climate impacts, according to the EPs, project impacts are evaluated considering scenarios, as well as the mitigation and management measures adopted.
The data of the financed operations that were analyzed under the Equator Principles during the 2024 and 2023 financial years are detailed below:
35 Procedure approved in 2023.

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Table 109. Operational data analysed according to the Equator Principles criteria

	Category A (1)		Category B (2)		Category C (3)
	2024	2023	2024	2023	2024	2023
Number of transactions	5	5	40	25	17	13
Total amount (millions of euros)	5,366	21,326	27,079	12,675	21,972	15,986
Amount financed by BBVA (millions of euros)	440	957	2,943	1,597	1,334	1,020
(1) Category A: projects with potentially significant adverse social or environmental impacts that are irreversible or unprecedented.
(2) Category B: projects with potentially limited adverse social and environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures.

(3) Category C: projects with minimal or no social or environmental impacts.
Out of a total of 81 operations analyzed (100% of the operations under the scope of the Equator Principles, in 2023: 54), a total of 62 operations were signed in 2024 (43 in 2023) and eight operations were rejected for reasons related to business concerns and the risk (credit, environmental and social) posed by the operations (2023: 11 operations rejected). Of the operations signed in 2024, 50% were in the power generation sector, 44% in the infrastructure sector, and 6% in other sectors. By geographic area, 56% related to the Americas and 44% to Europe, Middle East and Africa (EMEA).
Social risks in retail customers
BBVA identifies, accredits and documents the activity carried out by retail customers through KYC under a risk-based approach. KYC processes allow banks to gain more knowledge on customers, their operations, product segmentation, channels, needs and traceability of transactions.
The General Retail Credit Risk Policy establishes that one of the general principles governing retail credit risk management in the BBVA Group is respect for equality and diversity, avoiding unfair bias in access to financial products for reasons such as gender, color, ethnic origin, disability, religion, sexual orientation or political opinion.
Additionally, the General Risk Management Model Policy establishes that in order to avoid unfair bias in access to financial products based on gender, color, ethnic origin, disability, religion, sexual orientation or political opinion, none of these variables will be included in the admission and pricing models.
Commitment to Human Rights
Since 2018, BBVA Group has carried out two global Human Rights Due Diligence exercises in order to prevent, mitigate and remedy potential human rights impacts (such as human trafficking and forced labor, child labor, freedom of association and collective bargaining, equal pay or discrimination).
Through these processes, BBVA was able to analyze the following aspects:
–Identification of the main issues or potential impacts of operations.
–Improvements within BBVA to try to prevent and mitigate these impacts.
–The availability of channels and processes that facilitate grievance mechanisms for those affected in the event of a breach.
As a result, the Human Rights Action Plan was drawn up and published, setting out the actions to be taken by the BBVA Group in this regard over the coming years.
Similarly, global due diligence processes were replicated in Spain, Mexico, Turkey, Argentina, Colombia, Peru, Uruguay and Venezuela. In 2021, each country prioritized those issues with the greatest impact and frequency resulting from local social and governmental practices and from the interviews held with the management areas and global risk control specialists.
As a result, each country developed its own action plan. To ensure an effective follow-up, a semi-annual evaluation of the action plans was carried out at the local level. Strategies adopted to mitigate risks included the strengthening of key procedures at local level in order to implement established global policies, in addition to interviews held with management areas and risk control specialists at global level.
Through these exercises, the Group's internal processes, actions and policies, among others are able to address and mitigate the probability of occurrence of the following concerns: human trafficking and forced labor, child labor, freedom of association and collective bargaining, equal pay or discrimination.
To identify and assess the impacts, the Group has developed its own internal taxonomy that evaluates 28 human rights issues grouped into six thematic blocks: Employment conditions, projects and products (focusing on large corporate customers), supply chain, customer well-being, respect for communities, and various cross-cutting issues (such as data protection and the impact of new technologies on human rights).

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It should be noted that nine of these issues are included in the "employment conditions" thematic block, which includes issues related to the company's own personnel, such as the fight against labor and wage discrimination, fair hiring and remuneration, labor rights and relations, and health and safety. Meanwhile, three issues in the taxonomy cover aspects related to customer well-being such as accessibility, service and safety and respect. In the case of both employees and customers, it was considered that the policies relating to these matters are in line with the UN Guiding Principles on Business and Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work or the OECD Guidelines for Multinational Enterprises.
For each of the 28 issues, an assessment was made of:
–Inherent risk: based on the severity of the impact and frequency of occurrence of each issue.
–Residual risk: assessing the mitigating aspects available to BBVA to manage each issue. In this identification and evaluation phase, potential negative impacts on stakeholders, such as employees (with a focus on women), suppliers or subcontractors, customers, as well as the indigenous population and local communities, were taken into account.
In 2024, BBVA continued to track the degree of progress toward the 2021–2023 Human Rights Action Plan.
Complaints mechanisms36
BBVA has a Whistleblower Channel whereby any stakeholder can report, confidentially and anonymously if they prefer, any behavior which, in their view, may be directly or indirectly related to human rights. In 2024, the complaints received through this channel showed no evidence of human rights abuses attributable to Group entities.
36A complaints mechanism is a formalized way established or facilitated by the company, whereby individuals or groups may raise their concerns with respect to any impact of the company on their lives, including the consequences for human rights.

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7.4.Governance risk
Making counterparty governance performance part of governance risk
Article 449 bis CRR – Table (3) a), b), c)
Governance risks in relation to our counterparties include the various types of controversies they may face, including, but not limited to, the following:
i.Ethical considerations, such as integrity of conduct, values and ethics, anti-bribery and anti- corruption measures, accountability and compliance with the rule of law and regulatory framework.
ii.Assessment of the strategy and risk management through strategy implementation, operational execution and monitoring, internal controls and risks management, policies and procedures.
iii.The consideration of diversity and inclusion, by looking at the gender gap, pay gap, and representation of people from minority groups in management positions.
iv.Efforts to become more transparent in reporting information on discrimination, tax commitments and payments, and in disclosing lobbying activities.
v.In relation to the management of conflicts of interest: any conflict that affects the governing bodies.
vi.Internal communication on critical concerns: insufficient communication of critical internal issues and difficulties in escalating to the highest governance bodies.
BBVA integrates counterparty corporate governance practices into decision-making processes, and assesses operational performance standards, the existence of robust internal controls, and the oversight structure of independent processes and policies, including processes to ensure the quality of financial and non-financial reporting.
In the KYC process, sustainability governance practices in the client review and onboarding process are assessed, including the existence of board-level sustainability oversight and practices for integrating sustainability targets into management remuneration. Therefore, the management of governance aspects is assessed on the basis of its experience and knowledge of the sector, and of potential customers and their needs. In sectors with high ESG risk exposure, the ability of the customers or counterparties to manage these new risks can be critical.
The various frameworks considered when analyzing governance risk include the following statements, conventions and initiatives:
–United Nations 2030 Agenda for the Sustainable Development Goals (SDGs).
–UN Global Compact.
–OECD Guidelines for Multinational Enterprises.
–Principles for Responsible Investment (PRI).
–Principles for Responsible Banking promoted by United Nations Environment – Finance Initiative (UNEP-FI).
7.4.1. Risk management
BBVA builds governance aspects into its risk management framework, much in the same way it does with environmental and social risks. To do so, it analyses the corporate governance performance of its clients and considers their management and governance practices in the risk underwriting process.
Integration of corporate governance practices into risk management processes
Article 449 bis CRR – Table (3) d)
The identification, assessment and monitoring of the risks of customers and their operations are integrated into BBVA’s standard risk, compliance and operations processes and tools. Decisions are based on internal information or, where appropriate, on information provided by independent external analysts. More precisely, the Governance and Management module of the corporate segment credit rating model includes these aspects.
BBVA has recently approved its risk taxonomy standard, which constitutes an inventory of all the risks to which BBVA is, or may be exposed, when carrying on its business activity and pursuing its strategy and, therefore, is adapted to BBVA’s risk profile. In this taxonomy, governance risks are treated as level 2 risks that can be translated into prudential risk categories (credit, real estate, market, liquidity and funding, business strategy, operational, reputational). Reputational risks in this standard also include negative perception due to association with third party companies.
BBVA considers the corporate governance performance of its corporate clients, analyzing their compliance with management practices. In other words, disputes affecting customers are analyzed and taken into account, together with the other internal risk management indicators that feed the risk appetite with each customer.

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The management and governance analysis serves as an input when calculating the credit rating and addresses the following factors: strategic positioning; financial and risk management; operational efficiency; and governance practices, including the management of environmental and social factors.
In this case, it is a rating modifier that should be considered negative if the company does not provide basic information related to governance. The following specific factors and subfactors are considered:
•Strategic positioning and consistency of strategy with organizational capabilities and market trends, strategic planning process, ability to monitor, adjust and control strategy execution.
•Financial and risk management in terms of risk management and risk tolerance standards.
•Financial and risk management as it relates to operational performance standards and enterprise-wide risk management standards and tolerances.
•Management’s operational effectiveness, knowledge and experience, and depth and breadth.
•Governance and reporting practices, including financial and non-financial reporting assurance practices.
These factors are in line with the definitions of the EBA governance factors set out in the Draft guidelines on the management of ESG risks.
In addition, another of the aspects looked at when reviewing customers is the integration of climate change into customers governance and decision-making processes, in line with TCFD recommendations.
BBVA analyzes the customers’ ESG disputes as an indicator of the quality of their governance and internal controls. In the area of governance risk, disputes related to (i) ethics, (ii) transparency: participation in lobbying activities and standards and practices; and iii) management of conflicts of interest are all reviewed.
During the annual client review process, the existence of an internal committee to review and monitor sustainability and climate management as well as the integration of sustainability objectives in the remuneration of the management team and the management committee.
BBVA analyzes, with the support of an independent advisor, that wholesale clients covered by its Framework do not engage in the prohibited activities outlined for the sectors it covers. It also assesses whether they engage in any activity of special attention, in which case BBVA evaluates the environmental and social impacts derived from the activity to be financed and may, if necessary, initiate a dialogue and support plan for the client under the terms set out in the Framework.
On a biennial basis, BBVA conducts an evaluation of the groups within the portfolio under the sectors of this Framework. As of the end of 2024, 346 groups were analyzed, with five dialogue and support plans still in place.
According to the Environmental and Social Framework, if there is sufficient evidence that a new client or new project subject to the Framework engages in any of the following “prohibited activities”, said new client or new project will not be financed. If the following are found to exist: (i) customers subject to EU, US or UN financial sanctions; and/or (ii) customers for whom BBVA has sufficient evidence that they are employing child or forced labor, as defined in the ILO Conventions. In the event that any of the previous activities are detected in existing clients, BBVA will activate customer relationship management proposals that could even involve discontinuing their financing.

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Annexes

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I. EU LI3 - Outline of the differences in the scopes of consolidation and non-deducted participations in insurance undertakings (12-31-2024)
Article 436 b) CRR

Company	Method of accounting consolidation	Global Consolidation - Method of regulatory consolidation	Proportional Consolidation – Method of regulatory consolidation	Equity method - Regulatory consolidation method	Unconsolidated - Regulatory consolidation method	Deductions (1)	Activity
ALTURA MARKETS SOCIEDAD DE VALORES SA	Equity Method		X				SECURITIES DEALER
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	Fully Consolidation			X			REAL ESTATE
AUTOCRED SPA	Equity Method		X				FINANCIAL SERVICES
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	Fully Consolidation			X			INSURANCE
BBVA BROKER ARGENTINA SA	Fully Consolidation			X			INSURANCE
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X			INSURANCE
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	Fully Consolidation			X			INSURANCE
BBVA SEGUROS ARGENTINA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS CA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS COLOMBIA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS DE VIDA COLOMBIA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X			INSURANCE
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	Fully Consolidation			X			INSURANCE
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	Fully Consolidation			X			INSURANCE
BBVA SERVICIOS, S.A.	Fully Consolidation			X			COMMERCIAL
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	Equity Method		X				INVESTMENT COMPANY
CREA MADRID NUEVO NORTE SA	Fully Consolidation			X			REAL ESTATE
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	Fully Consolidation			X			REAL ESTATE
F/253863 EL DESEO RESIDENCIAL	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	Equity Method		X				INSTRUMENTAL REAL ESTATE
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	Fully Consolidation			X			REAL ESTATE
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	Fully Consolidation			X			REAL ESTATE
GARANTI BBVA EMEKLILIK AS	Fully Consolidation			X			INSURANCE
GARANTI KULTUR AS	Fully Consolidation			X			SERVICES
INVERSIONES ALDAMA, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES P.H.R.4, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES PLATCO CA	Equity Method		X				FINANCIAL SERVICES
MULTIASISTENCIA, S.A. DE C.V.	Fully Consolidation			X			INSURANCE
OPERADORA DOS LAGOS S.A. DE C.V.	Fully Consolidation			X			SERVICES
PRO-SALUD, C.A.	Fully Consolidation			X			SERVICES

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Company	Method of accounting consolidation	Global Consolidation - Method of regulatory consolidation	Proportional Consolidation – Method of regulatory consolidation	Equity method - Regulatory consolidation method	Unconsolidated - Regulatory consolidation method	Deductions (1)	Activity
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	Equity Method		X				FINANCIAL SERVICES
TRIFOI REAL ESTATE SRL	Fully Consolidation			X			REAL ESTATE
URBANIZADORA SANT LLORENC SA	Fully Consolidation			X			REAL ESTATE
(1) These companies are subject to the deduction for significant shareholdings in financial entities and deferred tax assets arising from temporary differences in excess of the 10% CET1 limit, as well as the deduction for joint excess of the 17.65% CET1 limit in accordance with Article 48 paragraph 2 of the CRR. As of December 31, 2024, regarding the total of significant holdings in financial sector entities, the limits indicated in phased-in terms are not exceeded, not being applicable deductions for this purpose.

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II. EU CC1 - Composition of regulatory own funds (12-31-2023)
Article 437 a), d), e) CRR

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Common Equity Tier 1: instruments and reserves
Capital instruments and the related share premium accounts	22,008	26 (1), 27, 28, 29, list of EBA 26 (3)	(a)
of which: Own shares	22,008	List 26 (3) of EBA
Capital	2,824
Share Premium	19,184
Retained earnings	39,652	26 (1) (c)	(b)
Accumulated other comprehensive income and any other reserves (in order to include unrealised losses or gains, in accordance with applicable accounting standards)	(14,334)		(c)
Funds for general banking risk	—	26 (1)
Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase out from CET1	—	486 (2)
Minority interests (amount allowed in consolidated CET1)	2,343	84, 479, 480	(d)
Independently reviewed interim profits net of any foreseeable charge or dividend (2)	5,013	26 (2)	(e)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	54,681
Common Equity Tier 1 (CET1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(355)	34, 105	f)
Intangible assets (net of related tax liability) (negative amount)	(1,553)	36 (1) (b), 37, 472 (4)	g)
Empty set in the EU	—
Deferred tax assets that rely on future profitability excluding those arising from temporary difference (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(844)	36 (1) (c), 38, 472 (5)	h)
Fair value reserves related to gains or losses on cash flow hedges	(333)	33 (a)	i)
Negative amounts resulting from the calculation of expected loss amounts (equity)	(199)	36 (1) (d), 40, 159, 472 (6)	j)
Any increase in equity that results from securitised assets (negative amount)	—	32 (1)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	17	33 (b)	k)
Defined-benefit pension fund assets (negative amount)	()	36 (1) (e), 41, 472 (7)
Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(243)	36 (1) (f), 42, 472 (8)	l)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	36 (1) (g), 44, 472 (9)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (h), 43, 45, 46, 49 (2) (3), 79, 472 (10)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (i), 43, 45, 47, 48 (1) (b), 49 (1) a (3), 79, 470, 472 (11)
Empty set in the EU	—
Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(23)	36 (1) (k)
of which: qualifying holdings outside the financial sector (negative amount)	—	36 (1) (k) (i), 89 a 91
of which: securitisation positions (negative amount)	(23)	36 (1) (k) (ii), 243 (1) (b), 244 (1) (b), 258	m)
of which: free deliveries (negative amount)	—	36 (1) (k) (iii), 379 (3)
Deferred tax assets arising from temporary difference (amount above 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	—	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Amount exceeding the 17,65% threshold (negative amount)	—	48 (1)	n)

PILLAR 3 2024	ANNEXES	P. 324

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	36 (1) (i), 48 (1) (b), 470, 472 (11)
Empty set in the EU	—
of which: deferred tax assets arising from temporary difference	—	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Losses for the current financial year (negative amount)	—
Foreseeable tax charges relating to CET1 items except where the institution suitably adjusts the amount of CET1 items insofar as such tax charges reduce the amount up to which those items may be used to cover risks or losses (negative amount)	—	36 (1) (a), 472 (3)
Empty set in the EU	—
Qualifying AT1 deductions that exceeds the AT1 capital of the institution (negative amount)	—	36 (1) (j)
Other CET1 deductions	(349)		n)
Total regulatory adjustments to Common Equity Tier 1 (CET1)	(3,882)
Common Equity Tier 1 (CET1) capital	50,799
Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	5,638	51, 52	o)
of which: classified as equity under applicable accounting standards	—
of which: classified as liabilities under applicable accounting standards	5,638		o)
Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494a(1) subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494b(1) subject to phase out from AT1	—	486 (3)
Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interest not included in row 5) issued by subsidiaries and held by third parties	386	85, 86, 480	p)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (3)
Additional Tier 1 (AT1) capital before regulatory adjustments	6,023
Additional Tier 1 (AT1) capital: regulatory adjustments
Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	—	52 (1) (b), 56 (a), 57, 475 (2)
Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	56 (b), 58, 475 (3)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (c), 59, 60, 79, 475 (4)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (d), 59, 79, 475 (4)
Empty set in the EU	—
Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	—	56 (e)
Other regulatory to Additional Tier 1	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	—
Additional Tier 1 (AT1) capital	6,023
Tier 1 capital (T1 = CET1 + AT1)	56,822
Tier 2 (T2) capital: instruments and provisions
Capital instruments and the related share premium accounts	5,629	62, 63	q)
Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase out from T2	—
Amount of qualifying items referred to in Article 494a (2) subject to phase out from T2	—
Amount of qualifying items referred to in Article 494b (2) subject to phase out from T2	—	486 (4)

PILLAR 3 2024	ANNEXES	P. 325

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Qualifying own funds instruments included in consolidated T2 capital (including minority interest and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third party	4,192	87, 88, 480	r)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (4)
Credit risk adjustments	47	62 (c) y (d)	s)
Tier 2 (T2) capital before regulatory adjustment	9,868
Tier 2 (T2) capital: regulatory adjustments
Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(10)	63 (b) (i), 66 (a), 67, 477 (2)	t)
Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institutions designed to inflate artificially the own funds of the institution (negative amount)	—	66 (b), 68, 477 (3)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	—
Empty set in the EU	—	66 (c), 69, 70, 79, 477 (4)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amounts)	—	66 (d), 69, 79, 477 (4)
Empty set in the EU	—
Qualifying eligible liabilities deductions that exceed the eligible liabilities items of the institution (negative amount)	—
Other regulatory adjustments to Tier 2 capital	—		t)
Total regulatory adjustments to Tier 2 (T2) capital	(10)
Tier 2 (T2) capital	9,858
Total capital (TC = T1 + T2)	66,680
Total risk-weighted assets	394,468
Capital ratios and capital buffers
Common Equity Tier 1 (as a percentage of total risk exposure amount)	12.88%	92 (2) (a), 465
Tier 1 (as a percentage of total risk exposure amount)	14.40%	92 (2) (b), 465
Total capital (as a percentage of total risk exposure amount)	16.90%	92 (2) (c)
Institution specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a) plus capital conservation and countercyclical buffer requirements plus a systemic risk buffer, plus systemically important institution buffer expressed as a percentage of total risk exposure amount)	9.13%	DRC 128, 129 y 130
of which: capital conservation buffer requirement	2.50%
of which: countercyclical buffer requirement	0.11%
of which: systemic risk buffer requirement (3)	—
of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	1.00%
of which: additional own funds requirements to address the risks other than the risk of excessive leverage	1.02%	DRC 131
Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount) (4)	7.10%	DRC 128
Not relevant in EU regulations
Not relevant in EU regulations
Not relevant in EU regulations
Capital ratios and capital buffers
Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,016	36 (1) (h), 45, 46, 472 (10), 56 (c), 59, 60, 475 (4), 66 (c), 69, 70, 477 (4)
Direct and indirect holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,482	36 (1) (i), 45, 48, 470, 472 (11)

PILLAR 3 2024	ANNEXES	P. 326

	Phased-in	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Empty set in the EU	—
Deferred tax assets arising from temporary difference (amount below 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met)	3,645	36 (1)(c), 38, 48, 470, 472 (5)
Applicable caps on the inclusion of provisions in Tier 2
Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—	62
Cap on inclusion of credit risk adjustments in T2 under standardised approach	—	62
Credit risk adjustments included in T2 in respect of exposures subject to internal rating-based approach (prior to the application of the cap)	47	62
Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,046	62
Capital instruments subject to phasing-out provisions (applicable only between 1st January 2013 and 1st January 2022)
Current cap on CET1 instruments subject to phase-out arrangements	—	484 (3), 486 (2) y (5)
Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) y (5)
Current cap on AT1 instruments subject to phase-out arrangements	—	484 (4), 486 (3) y (5)
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—	484 (4), 486 (3) y (5)
Current cap on T2 instruments subject to phase-out arrangements	—	484 (4), 486 (3) y (5)
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—	484 (5), 486 (4) y (5)
(1) Reference to the headings of the regulatory balance sheet (CC2) where the different items described are reflected.
(2) As of December 31, 2024, the foreseeable total shareholder remuneration, including cash dividend and share buy-back program raised for approval by the General Shareholders' Meeting is deducted.
(3) As of 31 December 2024, Italy has activated the systemic risk buffer to impose an additional requirement of 0.5% of CET1 own funds on credit and counterparty risk exposures in that territory. The impact of this requirement is less than 1 basis point for the Group.

(4) Excess of CET1 over the Group's minimum Common Equity Tier 1 capital requirements established by the ECB through the SREP letter applicable to date.

PILLAR 3 2024	ANNEXES	P. 327

III.1. Parent company AT1 issuances (Millon euros. 12-31-2024)
Article 437 b), c)
EU CCA

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	US05946KAM36	XS2638924709
Public or private	Public	Public
Governing law(s) of the instrument	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	963	1000
Nominal amount of instrument	1.000 Mill USD	1,000 Mill EUR
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Obligación - coste amortizado	Obligación - coste amortizado
Original date of issuance	19/9/2023	21/6/2023
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issur call Date: 19/03/2029; also subject to both Regulatory and Tax call. 100%	Issuer call date: 21/06/2028; subjecto also to Regulatory and Tax call. 100%
Subsequent call dates, if applicable	Dayly since 19/03/2029 tol 19/09/2029 and, on any Distribution Payment Date thereafter, at the Redemption Price,	On any day falling in the period commencing on (and including) the First Call Date (21 June 2028 ) and ending on (and including) the First Reset Date (21 December 2028), and on any Distribution Payment Date
thereafter at the Redemption Price
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	9,375% quarterly until First Reset Date (19 Septiembre 2029); and then 5-year UST + 5,099%	8,375%; the 5-year Mid-Swap Rate + 5,544%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
onvertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 328

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	ES0813211028	US05946KAG67
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1000	963
Nominal amount of instrument	EUR 1,000 Mill	USD 1,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/7/2020	9/5/2019
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/01/2026; also subject to both Regulatory and Tax call. 100%	Issuer call date: 03/05/2025; also subject to both Regulatory and Tax call. 100%
Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	6%; the 5-year Mid-Swap Rate + 6,456%	6,5% quarterly until First Reset Date (March 5th); 5-year UST + 5,192%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the others AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 329

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	US05946KAF84	XS2840032762
Public or private	Public	Public
Governing law(s) of the instrument	New York law, except provisions relating to the subordination of the Preferred Securities shall be governed by with the common laws of Spain	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Additional Tier 1	Additional Tier 1
Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	963	750
Nominal amount of instrument	USD 1,000 Mill	EUR 750 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	16/11/2017	13/6/2024
Perpetual or dated	Perpetual	Perpetual
Original maturity date	No maturity	No maturity
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 16/11/2027 (fully) also subject to both Regulatory and Tax call (entirely). 100%	Issuer call date: 13/06/2031; also subject to both Regulatory and Tax call. 100%
Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
Coupon rate and any related index	6.125% quarterly (10 initial years); 5 year Mid-Swap + 3,870%	6.875%; 5-year Mid-Swap Rate + 4.267%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Noncumulative	Noncumulative
Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB	Trigger event: CET1 5.125%; At solo & (sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB
If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	2	2
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 330

III.2. Parent company T2 issuances (Millon euros. 12-31-2024)
Article 437 b), c)
EU CCA

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	US05946KAN19	XS2674597468
Public or private	Public	Public
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	736	376
Nominal amount of instrument	750 Mill USD	300 Mill GBP
Issue price	100%	99.90%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/11/2023	31/8/2023
Perpetual or dated	Dated	Dated
Original maturity date	15/11/2034	30/11/2033
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Call date del emisor: 15/11/2033; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 31/08/2028 ; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	NA	Any date during the period commencing on 31 August 2028 and ending on (and including) the Reset Date (30 November 2028)
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	7,883%; 1-yae UST +330pbs	8,25%; 5-year GBP Mid Swap Rate +360pbs
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 331

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS2636592102	XS2206805769
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	778	345
Nominal amount of instrument	750 Mill EUR	GBP 300 Mill
Issue price	99%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/6/2023	15/7/2020
Perpetual or dated	Dated	Dated
Original maturity date	15/9/2033	15/7/2031
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/06/2028 ; subject both Regulatory call(total) and Tax call(partial). 100%	Issuer call date: 15/07/2025; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	At any date between 15/06/2028 and 15/09/2023	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	5,75%; 5Y Euro Mid Swap + 280pbs	3,104%; 5-year GBP Mid Swap Rate + 127pbs
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 332

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS2889406497	XS1954087695
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1015	1313
Nominal amount of instrument	EUR 1,000 Mill	EUR 1,250 Mill
Issue price	99.72%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	29/8/2024	8/2/2024
Perpetual or dated	Dated	Dated
Original maturity date	29/8/2036	8/2/2036
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 08/29/2031; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 02/08/2031; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	4.375%; 5Y Euro Mid Swap + 200 bps	4.875%; 5Y Euro Mid Swap + 240 bps
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 333

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1562614831	XS1569874503
Public or private	Public	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	423	158
Nominal amount of instrument	EUR 1,000 Mill	EUR 165 Mill
Issue price	100%	99%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	2/10/2017	2/24/2017 & 3/14/2017
Perpetual or dated	Dated	Dated
Original maturity date	2/10/2027	24/2/2032
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	3.50%	4.00%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 334

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1579039006	XS1587857498
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	24	115
Nominal amount of instrument	EUR 53,4 mills	USD 120 Mill
Issue price	100%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	16/3/2017	31/3/2017
Perpetual or dated	Dated	Dated
Original maturity date	16/3/2027	31/3/2032
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed (until 03/16/2019) and floating since that date	Fixed
Coupon rate and any related index	3% and afterwards annually resettable at CMS (10 years) +1.30%	5.70%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 335

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1615673701	XS1615674261
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	10	71
Nominal amount of instrument	CHF 20 Mill	EUR 150 Mill
Issue price	100%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	24/5/2017	24/5/2017
Perpetual or dated	Dated	Dated
Original maturity date	24/5/2027	24/5/2027
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	1.6%	2.54%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
onvertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 336

Issuer	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1824263260
Public or private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	264
Nominal amount of instrument	USD 300 Mill
Issue price	99%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	29/5/2018
Perpetual or dated	Dated
Original maturity date	29/5/2033
Issuer call subject to prior supervisory approval	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	NA
Coupons / dividends
Fixed or floating dividend/coupon	Fixed
Coupon rate and any related index	5.25%
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
onvertible or non-convertible	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB
Write-down features	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 337

III.3. Mexico issuances (Millon euros. 12-31-2024)
Article 437 b), c)
EU CCA

Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency
Unique identifier (e.g. ISIN)	USP16259AN67 -- US05533UAG31	US05533UAF57 - USP16259AM84
Public or private	Public	Public
Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	446	496
Nominal amount of instrument	USD 750 Mill	USD 1,000 Mill
Issue price	100%	99.51%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	13/9/2019	18/1/2018
Perpetual or dated	Dated	Dated
Original maturity date	13/9/2034	18/1/2033
Issuer call subject to prior supervisory approval	Yes	No
Optional call date, contingent call dates, and redemption amount	09/13/2029 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	01/18/2028 fully or partially. (also subject to Regulatory call and Tax call, only with fully amortisation. 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	5.875%. From call Treasury yield optional date + 430.8 bps	5.125%. From call Treasury yield optional date + 265 bps
Existence of a dividend stopper	Yes	Yes
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 338

Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency	BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, acting through its Texas Agency
Unique identifier (e.g. ISIN)	US07336UAB98 - USP1S81BAB48	US07336UAA16 - USP1S81BAA64
Public or private	Public	Public
Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	830	822
Nominal amount of instrument	USD 900 Mill	1,000 Mill USD
Issue price	99.79%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	1/8/2024	29/6/2023
Perpetual or dated	Dated	Dated
Original maturity date	1/8/2039	29/6/2038
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	01/08/2034 fully. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	29/06/2033 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	8.125% since call date Treasury yield + 421.4bps	8.45% From call Treasury yield optional date + 466.1 bps
Existence of a dividend stopper	Yes	Yes
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.	(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 339

III.4. South America issuances (Millon euros. 12-31-2024)
Article 437 b), c)
EU CCA

Issuer	BBVA Colombia	BBVA Colombia
Unique identifier (e.g. ISIN)	COB13CB00221	COB13CB00239
Public or private	Public	Public
Governing law(s) of the instrument	Colombian	Colombian
Contractual recognition of conversion by resolution institution	No	No
Regulatory treatment
Transitional CRR rules	Tier2	Tier2
Post-transitional CRR rules	Non eligible	Non eligible
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	23	28
Nominal amount of instrument	COP 165,000 Mill	COP 160,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	19/2/2013	26/11/2014
Perpetual or dated	Dated	Dated
Original maturity date	19/2/2028	26/11/2034
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	N/A	N/A
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Floating	Floating
Coupon rate and any related index	CPI + 3.89%	CPI + 4.50%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	No	No
If write-down, write-down trigger (s)	N/A	N/A
If write-down, full or partial	N/A	N/A
If write-down, permanent or temporary	N/A	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	Yes	Yes
If yes, specify non-compliant features	No write down existence or conversion by authority	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 340

Issuer	BBVA Colombia	BBVA Colombia
Unique identifier (e.g. ISIN)	COB13CB00247	USP1024TAN92 -- US05890JAA88
Public or private	Public	Public
Governing law(s) of the instrument	Colombian	New York State Law., except in the event of Preventive Measures, or Intervention by the "Superintendencia Financiera de Colombia" or dissolution or liquidation of BBVA Colombia under Colombian banking law
Contractual recognition of conversion by resolution institution	No	No
Regulatory treatment
Transitional CRR rules	Tier2	Tier2
Post-transitional CRR rules	Non eligible	Tier2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	19	23
Nominal amount of instrument	COP 90,000 Mill	USD 400 Mill
Issue price	100%	99.91%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	26/11/2014	21/4/2015
Perpetual or dated	Dated	Dated
Original maturity date	26/11/2029	21/4/2025
Issuer call subject to prior supervisory approval	No	Yes
Optional call date, contingent call dates, and redemption amount	N/A	04/21/2020; Tax call
Subsequent call dates, if applicable	N/A	Tax call can be exercised at any time after 04/21/2020
Coupons / dividends
Fixed or floating dividend/coupon	Floating	Fixed
Coupon rate and any related index	CPI + 4.38%	4.88%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	No	No
If write-down, write-down trigger (s)	N/A	N/A
If write-down, full or partial	N/A	N/A
If write-down, permanent or temporary	N/A	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	Yes	Yes
If yes, specify non-compliant features	No write down existence or conversion by authority	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 341

Issuer	BBVA Peru	BBVA Colombia
Unique identifier (e.g. ISIN)	USP07760AH74	COB13CB00197
Public or private	Public	Public
Governing law(s) of the instrument	New York	Colombian
Contractual recognition of conversion by resolution institution	Yes	No
Regulatory treatment
Transitional CRR rules	Tier 2	Tier2
Post-transitional CRR rules	Tier 2	Non eligible
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	105	12
Nominal amount of instrument	USD 300 Mill	COP 152,000 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	3/07/2024	9/19/2011
Perpetual or dated	Dated	Dated
Original maturity date	6/07/2034	9/19/2026
Issuer call subject to prior supervisory approval	Yes	No
Optional call date, contingent call dates, and redemption amount	Issuer call date: 07/06/2029, also subject to Regulatory call	N/A
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Floating
Coupon rate and any related index	0.062	CPI + 4.70%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	No
If write-down, write-down trigger (s)	SBS	N/A
If write-down, full or partial	Fully or partially	N/A
If write-down, permanent or temporary	Permanent	N/A
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	No	Yes
If yes, specify non-compliant features	N/A	No write down existence or conversion by authority
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 342

Issuer	BBVA Uruguay SA
Unique identifier (e.g. ISIN)	N/A
Public or private	Private
Governing law(s) of the instrument	Uruguayan
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	15
Nominal amount of instrument	USD 15 Mill
Issue price	100%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	24/2/2021
Perpetual or dated	Dated
Original maturity date	24/2/2031
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
Subsequent call dates, if applicable	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
Coupons / dividends
Fixed or floating dividend/coupon	Floating
Coupon rate and any related index	LIBOR 180d + 3,65%
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A
If convertible, fully or partially	N/A
If convertible, conversion rate	N/A
If convertible, mandatory or optional conversion	N/A
If convertible, specify instrument type convertible into	N/A
If convertible, specify issuer of instrument it converts into	N/A
Write-down features	No
If write-down, write-down trigger (s)	N/A
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 343

III.5. Turkey issuances (Millon euros. 12-31-2024)
Article 437 b), c)
EU CCA

Issuer	Garanti BBVA	Garanti BBVA
Unique identifier (e.g. ISIN)	XS1617531063 (144A) US900148AE73 (Reg S)	US900148AG22 (144A) XS2913414384 (Reg S)
Public or private	Public	Public
Governing law(s) of the instrument	English law except regarding subordination that will follow Turkish law	English law except regarding subordination that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	99	750
Nominal amount of instrument	USD 750 Mill	USD 750 Mill
Issue price	100%	99.985%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	5/23/2017	12/03/2024
Perpetual or dated	Dated	Dated
Original maturity date	5/24/2027	1/03/2035
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	05/24/2022 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%	01/03/2030 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed	Fixed to fixed
Coupon rate and any related index	6.125% (swap5y$+ 4.22%)	8,125% (CMT Rate $+ 3,836%)
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 344

Issuer	Garanti BBVA
Unique identifier (e.g. ISIN)	XS2773062471
Public or private	Public
Governing law(s) of the instrument	English law except regarding subordination that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	312
Nominal amount of instrument	USD 500 Mill
Issue price	100%
Redemption price	100%
Accounting classification	Liability – amortised cost
Original date of issuance	28/2/2024
Perpetual or dated	Dated
Original maturity date	28/2/2034
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	02/28/2029 in full (also subject to both the Regulatory call and the Tax call, only in full amortisation).100%.
Subsequent call dates, if applicable	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed
Coupon rate and any related index	8.375% until reset date. CMT Rate + 4.09% after
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A
If convertible, fully or partially	N/A
If convertible, conversion rate	N/A
If convertible, mandatory or optional conversion	N/A
If convertible, specify instrument type convertible into	N/A
If convertible, specify issuer of instrument it converts into	N/A
Write-down features	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred Debt, (3) senior only to all classes of equity capital
Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and Conditions

PILLAR 3 2024	ANNEXES	P. 345

IV. Geographical breakdown of relevant credit exposures for the calculation of the countercyclical capital buffer (Million Euros. 12-31-2023)
Article 440 a) CRR

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Geographical breakdown
Germany	369	6,553	273	277	—	7,471	221	—	—	221	2,763	0.93%	0.75
Australia	1	554	1	6	—	561	21	—	—	21	266	0.09%	1.00
Belgium	50	1,472	16	16	—	1,555	50	—	—	51	631	0.21%	1.00
South Korea	40	577	2	2	—	620	16	—	—	16	203	0.07%	1.00
Denmark	—	169	7	4	—	180	7	—	—	7	90	0.03%	2.50
Slovakia	—	114	—	—	—	114	9	—	—	9	111	0.04%	1.50
France	873	8,177	276	280	—	9,605	292	1	—	294	3,670	1.23%	1.00
Hong-Kong	14	2,527	1	1	—	2,543	53	—	—	53	663	0.22%	0.50
Hungary	26	198	—	—	—	224	11	—	—	11	134	0.04%	0.50
Ireland	16	1,652	8	8	603	2,287	45	—	10	54	680	0.23%	1.50
Luxembourg	79	3,118	24	23	—	3,244	163	—	—	163	2,036	0.68%	0.50
Norway	12	91	19	18	—	140	2	—	—	2	29	0.01%	2.50
Netherlands	790	5,403	242	240	—	6,675	233	1	—	234	2,919	0.98%	2.00
United Kingdom	902	10,130	231	241	—	11,503	481	2	—	483	6,041	2.03%	2.00
Czech Republic	3	102	—	—	—	105	4	—	—	4	50	0.02%	1.25
Romania	2,501	4	—	—	—	2,505	140	—	—	140	1,747	0.59%	1.00
Sweden	51	318	24	25	—	419	18	—	—	18	220	0.07%	2.00
Uruguay	2,657	74	—	—	—	2,731	154	—	—	154	1,920	0.65%	0.75
Other countries with countercyclical capital buffer (2)	—	7	—	—	—	8	—	—	—	—	6	—%
Total countries with countercyclical capital buffer	8,385	41,240	1,123	1,139	603	52,490	1,920	5	10	1,935	24,181	8.13%
Argentina	9,861	119	—	—	—	9,980	633	—	—	633	7,911	2.66%
Colombia	16,520	1,205	10	9	—	17,744	1,093	—	—	1,093	13,667	4.60%
Spain	21,947	150,272	1,752	161	9,609	183,742	6,924	107	87	7,118	88,979	29.93%
United States	1,619	34,618	166	171	—	36,574	1,253	6	—	1,260	15,747	5.30%
Italy	228	5,560	12	16	—	5,816	245	—	—	245	3,062	1.03%
Mexico	46,587	48,001	488	502	—	95,578	5,734	73	—	5,807	72,592	24.42%
Peru	20,580	776	1	1	—	21,358	1,245	—	—	1,245	15,558	5.23%
Turkey	53,965	378	118	—	—	54,461	3,468	9	—	3,477	43,463	14.62%
Total countries with a 0% countercyclical buffer or without countercyclical capital buffer (with own funds requirements greater than 1%)	171,306	240,929	2,547	861	9,609	425,253	20,594	197	87	20,878	260,979	87.80%
Austria	69	403	6	6	—	483	19	—	—	19	240	0.08%	—
Bahamas	—	26	—	—	—	26	3	—	—	3	40	0.01%	—

PILLAR 3 2024	ANNEXES	P. 346

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Bermudas	—	76	2	2	—	80	3	—	—	3	37	0.01%	—
Brazil	19	1,069	14	3	—	1,105	59	1	—	60	753	0.25%	—
Canada	58	377	—	1	—	435	23	—	—	23	286	0.10%	—
Chile	2,358	1,934	13	13	—	4,319	225	1	—	226	2,819	0.95%	—
China	142	813	1	1	—	957	29	—	—	29	363	0.12%	—
Ecuador	23	15	—	—	—	37	4	—	—	4	54	0.02%	—
United Arab Emirates	140	146	—	—	—	286	15	—	—	15	188	0.06%	—
Finland	27	85	15	16	—	143	5	—	—	5	61	0.02%	—
Greece	4	8	19	17	—	48	1	1	—	2	22	0.01%	—
Caiman Islands	1	544	1	1	—	547	40	—	—	40	496	0.17%	—
Japan	84	341	—	—	—	425	20	—	—	20	256	0.09%	—
Jersey	—	178	3	—	—	182	3	—	—	4	46	0.02%	—
Malta	59	—	—	—	—	59	5	—	—	5	59	0.02%	—
Marshall (Islands)	77	—	—	—	—	78	6	—	—	6	78	0.03%	—
Mauricio	—	22	—	—	—	22	1	—	—	1	15	0.01%	—
Poland	12	69	—	—	—	81	4	—	—	4	48	0.02%	—
Portugal	1,831	3,019	13	13	—	4,876	226	—	—	226	2,825	0.95%	—
Qatar	1	143	—	—	—	143	6	—	—	6	78	0.03%	—
Singapore	136	1,366	1	1	—	1,503	46	—	—	46	571	0.19%	—
Switzerland	531	3,659	28	29	—	4,246	128	—	—	128	1,599	0.54%	—
Thailand	1	64	—	—	—	66	1	—	—	1	15	0.01%	—
Taiwan	1	1,279	—	—	—	1,279	22	—	—	22	276	0.09%	—
Venezuela	543	24	—	—	—	567	49	—	—	49	608	0.2%	—
British Virgin (Islands)	3	308	1	1	—	313	8	—	—	8	99	0.03%	—
Other countries (3)	70	387	5	1	—	462	12	—	—	12	154	0.05%	—
Total countries without countercyclical capital buffer (with own funds requirements less than 1%)	6,190	16,355	122	104	—	22,770	963	4	—	967	12,086	4.07%
Total	185,881	298,524	3,792	2,104	10,212	500,513	23,477	206	97	23,780	297,246	100%
(*) The established order is alphabetical according to the Spanish version.
(1) Credit exposure excludes exposures to Central Governments or Central Banks, Regional Governments or Local Authorities, Public sector entities, Multilateral Development Banks, International Organisations and Institutions in accordance with art. 140.4 of Directive 2013/36/EU.

(2) Includes information on those countries with countercyclical buffers set by their national authorities, but whose individual exposures imply own funds requirements applicable to countercyclical buffer of less than €1 million for the Group. The countries included in this row, as well as their respective buffers are: Armenia (1.5%), Bulgaria (2%), Cyprus (1%), Croatia (1.5%), Slovenia (0.5%), Estonia (1.5%), Iceland (2.5%), Latvia (0.5%) and Lithuania (1%).

(3) Other countries include those territories (115) where own funds requirements applicable to countercyclical buffer for the Group are less than €1 million and have no countercyclical buffer set.

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V. EU LR2 - Leverage ratio common disclosure (Million Euros)
Article 451 (1) a), b), (3) CRR

	12-31-2024	12-31-2024	6-30-2024	6-30-2024	12-31-2023	12-31-2023
	Phased-in	Fully loaded	Phased-in	Fully loaded	Phased-in	Fully loaded
On-balance sheet exposures (excluding derivatives and SFTs)
On-balance sheet items (excluding derivatives, SFTs, but including collateral)	656,332	656,332	635,659	635,659	628,803	628,803
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—	—	—	—	—
(Deductions of receivables assets for cash variation margin provided in deri- vatives transactions)	(266)	(266)	(320)	(320)	(347)	(347)
(Adjustment for securities received under securities financing transactions that are recognised as an asset)	—	—	—	—	—	—
(General credit risk adjustments to on-balance sheet items)	—	—	—	—	—	—
(Asset amounts deducted in determining Tier 1 capital)	(3,051)	(3,051)	(3,331)	(3,331)	(3,667)	(3,667)
Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 to 6)	653,015	653,015	632,008	632,008	624,788	624,788
Derivative exposures
Replacement cost associated with SA-CCR derivatives transactions (ie net of eligible cash variation margin)	10,178	10,178	7,166	7,166	6,436	6,436
Derogation for derivatives: replacement costs contribution under the simplified standardised approach	—	—	—	—	—	—
Add-on amounts for potential future exposure associated with SA-CCR derivatives transactions	20,291	20,291	18,789	18,789	17,608	17,608
Derogation for derivatives: Potential future exposure contribution under the simplified standardised approach	—	—	—	—	—	—
Exposure determined under Original Exposure Method	—	—	—	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (SA-CCR)	—	—	—	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (simplified standardised approach)	—	—	—	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (original exposure method)	—	—	—	—	—	—
Adjusted effective notional amount of written credit derivatives	22,196	22,196	21,394	21,394	17,076	17,076
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(15,118)	(15,118)	(15,101)	(15,101)	(11,680)	(11,680)
Total derivatives exposures (sum of lines 8 to 12)	37,547	37,547	32,247	32,247	29,440	29,440
Securities financing transaction (SFT) exposures
Gross SFT assets (with no recognition of netting), after adjustment for sales accounting transactions	65,099	65,099	61,433	61,433	79,828	79,828
(Netted amounts of cash payables and cash receivables of gross SFT assets)	(19,407)	(19,407)	(4,349)	(4,349)	(20,474)	(20,474)
Counterparty credit risk exposure for SFT assets	10,640	10,640	8,201	8,201	14,502	14,502
Derogation for SFTs: Counterparty credit risk exposure in accordance with Articles 429e(5) and 222 of Regulation (EU) No 575/2013	—	—	—	—	—	—
Agent transaction exposures	—	—	—	—	—	—
(Exempted CCP leg of client-cleared SFT exposure)	—	—	—	—	—	—
Total securities financing transaction exposures (sum of lines 14 to EU-17a)	56,332	56,332	65,286	65,286	73,855	73,855
Other off-balance sheet exposures
Off-balance sheet exposures at gross notional amount	261,878	261,878	257,055	257,055	213,788	213,788
(Adjustments for conversion to credit equivalent amounts)	(173,750)	(173,750)	(177,007)	(177,007)	(143,424)	(143,424)
(General provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)	—	—	—	—	—	—
Off-balance sheet exposures (sum of lines 19 to 21)	88,129	88,129	80,047	80,047	70,364	70,364
Exempted exposures in accordance with Article 429a of the CRR (on and off balance sheet)
(Exposures excluded from the total exposure measure in accordance with Article 429a(1)(c) of the CRR)	—	—	—	—	—	—
(Exposures exempted in accordance with Article 429a(1)(j) of the CRR (on and off balance sheet))	—	—	—	—	—	—
(Excluded exposures of public development banks (or units) - Public sector investments)	—	—	—	—	—	—
(Excluded exposures of public development banks (or units) - Promotional loans)	—	—	—	—	—	—
(Excluded passing-through promotional loan exposures by non-public development banks (or units))	—	—	—	—	—	—
(Excluded guaranteed parts of exposures arising from export credits)	(535)	(535)	(525)	(525)	(560)	(560)
(Excluded excess collateral deposited at triparty agents)	—	—	—	—	—	—
(Excluded CSD related services of CSD/institutions in accordance with Article 429a(1)(o) of the CRR)	—	—	—	—	—	—
(Excluded CSD related services of designated institutions in accordance with Article 429a(1)(p) of the CRR)	—	—	—	—	—	—
(Reduction of the exposure value of pre-financing or intermediate loans)	—	—	—	—	—	—
(Total exempted exposures)	(535)	(535)	(525)	(525)	(560)	(560)
Capital and total exposure measure
Tier 1 capital	56,822	56,822	54,776	54,776	52,150	52,150
Leverage ratio total exposure measure	834,488	834,488	809,063	809,063	797,888	797,888
Leverage ratio
Leverage ratio	6.81%	6.81%	6.77%	6.77%	6.54%	6.54%
Leverage ratio (excluding the impact of the exemption of public sector investments and promotional loans) (%)	6.81%	6.81%	6.77%	6.77%	6.54%	6.54%
Leverage ratio (excluding the impact of any applicable temporary waiver of central bank reserves) (%)	6.81%	6.81%	6.77%	6.77%	6.54%	6.54%
Regulatory minimum leverage ratio requirement (%)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—	—	—	—
Of which: comprised of common equity tier 1 capital	—	—	—	—	—	—
Leverage ratio cushion requirement (%)	—	—	—	—	—	—

PILLAR 3 2024	ANNEXES	P. 348

	12-31-2024	12-31-2024	6-30-2024	6-30-2024	12-31-2023	12-31-2023
	Phased-in	Fully loaded	Phased-in	Fully loaded	Phased-in	Fully loaded
Overall leverage ratio requirement (%)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Choice on transitional arrangements and relevant exposures
Choice on transitional arrangements for the definition of the capital measure	Transitional	Fully phased-in	Transitional	Fully phased-in	Transitional	Fully phased-in
Disclosure of mean values
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivable	67,901	67,901	61,109	61,109	59,468	59,468
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	45,692	45,692	57,085	57,085	59,353	59,353
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	856,697	856,697	813,088	813,088	798,002	798,002
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	856,697	856,697	813,088	813,088	798,002	798,002
Leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	6.63%	6.63%	6.74%	6.74%	6.54%	6.54%
Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	6.63%	6.63%	6.74%	6.74%	6.54%	6.54%

PILLAR 3 2024	ANNEXES	P. 349

VI. EU TLAC3b - Creditor ranking - resolution entity (Million Euros. 12-31-2024)
EBA/ITS/2020/06

	Insolvency ranking (1)
	1	2	3	7	8	9	Sum
	Most junior					Most senior
Description of insolvency rank (free text)	CET1	AT1	T2	Other contractually subordinated claims	Senior non preferred claims	Ordinary claims
Empty set in the EU
Empty set in the EU
Empty set in the EU
Own funds and liabilities potentially eligible for meeting MREL	31,815	5,638	6,315	200	7,207	10,961	62,137
o/w residual maturity ≥ 1 year < 2 years	—	—	—	—	2,133	1,991	4,124
o/w residual maturity ≥ 2 year < 5 years	—	—	1,222	—	3,112	5,646	9,980
o/w residual maturity ≥ 5 years < 10 years	—	—	2,768	125	1,000	3,100	6,993
o/w residual maturity ≥ 10 years, but excluding perpetual securities	—	—	2,325	—	963	224	3,512
o/w perpetual securities	31,815	5,638	—	75	—	—	37,528
(1) As of 31 December, BBVA does not include in its MREL base the claims from persons specially related to the debtor, claims from fines and rest of accrued interest, which are in order 4, 5 and 6, respectively, of the seniority ranking applicable to Spain as of 31 December 2024, according to the latest publication of the SRB, on 3 January 2025. The most senior instruments are those included in order 9, which include senior preferred debt issuances.

PILLAR 3 2024	ANNEXES	P. 350

VII. ESG3: Banking book - Climate change transition risk: Alignment metrics (12-31-2024)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Year of reference	Distance to IEA NZE2050 in the year 2030	Target (year of reference + 3 years)
Power	D.35.11	8,323	Average kilograms of CO2 per MWh	135	2023	4%	Not Available
Power	D.35.12	236	Average kilograms of CO2 per MWh	227	2023	75%	Not Available
Power	D.35.13	157	Average kilograms of CO2 per MWh	94	2023	(28)%	Not Available
Power	D.35.14	105	Average kilograms of CO2 per MWh	247	2023	91%	Not Available
Power	Other	98	Average kilograms of CO2 per MWh	277	2023	114%	Not Available
Automotive	C.29.10	1,652	Average grams of CO2 per passenger-km	165	2023	65%	Not Available
Automotive	C.29.32	1	Average grams of CO2 per passenger-km	166	2023	66%	Not Available
Aviation	H.51.10	115	Average grams of CO2 per passenger-km	107	2023	50%	Not Available
Aviation	C.29.32	37	Average grams of CO2 per passenger-km	103	2023	44%	Not Available
Aviation	Other	145	Average grams of CO2 per passenger-km	94	2023	32%	Not Available
Cement, clinker and lime production	C.23.51	837	Average kilograms of CO2 per ton of production	731	2023	50%	Not Available
Iron and steel, coke, and metal ore production - Steel	C.24.10	1,623	Average kilograms of CO2 per ton of production	1234	2023	36%	Not Available
Iron and steel, coke, and metal ore production - Steel	C.24.20	0	Average kilograms of CO2 per ton of production	729	2023	(20)%	Not Available
Iron and steel, coke, and metal ore production - Steel	C.24.52	554	Average kilograms of CO2 per ton of production	989	2023	9%	Not Available
Iron and steel, coke, and metal ore production - Steel	Other	198	Average kilograms of CO2 per ton of production	943	2023	4%	Not Available
Fossil fuel combustion - Oil & Gas	B.06.10	2,201	Million tons of CO2	8.7	2023	24%	Not Available
Fossil fuel combustion - Oil & Gas	B.06.20	7	Million tons of CO2	0	2023	29%	Not Available
Fossil fuel combustion - Oil & Gas	B.09.10	7	Million tons of CO2	0	2023	(98)%	Not Available
Fossil fuel combustion - Oil & Gas	C.19.20	610	Million tons of CO2	0.8	2023	234%	Not Available
Fossil fuel combustion - Oil & Gas	D.35.21	45	Million tons of CO2	0	2023	(100)%	Not Available
Fossil fuel combustion - Oil & Gas	D.35.22	0	Million tons of CO2	0	2023	—%	Not Available
Iron and steel, coke, and metal ore production - Carbon	B.05.10	0	Exposition in millions of euro	0	2023	phase-out	Not Available
Iron and steel, coke, and metal ore production - Carbon	Other	82	Exposition in millions of euro	174	2023	phase-out	Not Available
(*) Accounting portfolios: "At amortised cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting. The figures may vary slightly from the calculations made on the PACTA portfolio alignment, because this methodology takes into account the committed available, while the figures shown in the table above correspond to transactions with gross book balance. The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The data included in the template represents the best information available as of the date of publication of the report.

(**) The base year for all sectors is 2022. Reduction targets to 2030 have been defined for the following sectors: 52% in Electricity, 46% in Automotive, 23% in Steel, 17% in Cement, all with base year 2020; 30% in Oil & Gas with base year 2021; 18% in Aviation with base year 2022. In Maritime Transport, the alignment delta is calculated by reference to the annual trajectory set by the IMO. BBVA aims to eliminate its exposure to coal customers by 2030 in developed countries and by 2040 globally.

(***) BBVA sets portfolio alignment targets for 2030 in line with industry practices and draws up a Net Zero scenario year by year. One of the EBA's requests is to draw up short-term targets (3 years), and there is a path to Net Zero but it is not an objective officially communicated by the Group.

(****) Carbon exposure includes financing provided and committed credit limits.

PILLAR 3 2024	ANNEXES	P. 351

VIII. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Spain. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	1,547	571	101	13	20	4	180	158	367	105	47	(25)	(3)	(19)
B - Mining and quarrying	202	60	5	3	8	5	40	23	12	29	3	(1)	—	(1)
C - Manufacturing	15,453	1,816	238	31	103	3	1,725	348	116	194	43	(29)	(5)	(20)
D - Electricity, gas, steam and air conditioning supply	3,772	78	24	42	1	7	144	1	—	6	4	(2)	—	(1)
E - Water supply; sewerage, waste management and remediation activities	636	—	3	—	—	6	—	3	—	—	3	—	—	—
F - Construction	5,273	94	22	52	4	7	6	166	—	22	21	(13)	(1)	(12)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	12,267	7	19	14	1	9	10	31	—	9	6	(4)	(1)	(3)
H - Transportation and storage	4,916	—	1	4	—	12	2	4	—	—	—	—	—	—
L - Real estate activities	4,234	207	43	65	2	6	178	136	4	29	7	(5)	(1)	(3)
Loans collateralised by residential immovable property	70,019	98	409	1,547	2,438	20	260	4,204	28	313	161	(60)	(9)	(50)
Loans collateralised by commercial immovable property	10,828	144	277	315	20	10	284	465	7	74	51	(28)	(3)	(23)
Repossessed colalterals	397	—	—	—	56	20	30	25	—	—	—	—	—	—
I - Accommodation and food service activities	4,033	1,166	327	68	11	4	1,510	62	—	78	50	(25)	(3)	(19)
J - Information and communication	3,967	—	—	1	—	10	—	1	—	—	—	—	—	—
K - Financial and insurance activities	1,120	—	—	1	—	13	—	1	—	—	—	—	—	—
Other relevant sectors	7,061	60	35	15	5	6	67	47	1	9	13	(7)	—	(6)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

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ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Others EU. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	103	36	32	—	1	4	35	—	34	5	—	(1)	—	—
B - Mining and quarrying	12	—	—	—	—	—	—	—	—	—	—	—	—	—
C - Manufacturing	5,544	78	—	—	5	2	82	2	—	—	2	(1)	—	(1)
D - Electricity, gas, steam and air conditioning supply	3,385	3	—	—	4	12	7	—	—	—	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	164	—	—	—	—	9	—	—	—	—	—	—	—	—
F - Construction	623	—	—	—	—	—	—	—	—	—	—	—	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	2,499	—	—	—	—	—	—	—	—	—	—	—	—	—
H - Transportation and storage	1,410	—	—	—	—	—	—	—	—	—	—	—	—	—
L - Real estate activities	472	9	3	—	—	4	2	9	—	5	—	—	—	—
Loans collateralised by residential immovable property	1,169	—	—	—	2	22	—	2	—	—	—	—	—	—
Loans collateralised by commercial immovable property	876	2	3	4	—	8	—	9	—	—	2	(1)	—	(1)
Repossessed colalterals	—	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	412	83	72	—	—	5	155	—	—	—	—	—	—	—
J - Information and communication	2,124	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	900	—	—	7	—	11	—	7	—	—	—	—	—	—
Other relevant sectors	1,138	1	—	—	—	5	—	1	—	1	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

PILLAR 3 2024	ANNEXES	P. 353

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Mexico. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	939	507	108	—	2	2	250	217	150	96	34	(23)	(1)	(22)
B - Mining and quarrying	1,796	253	2	—	8	1	220	34	8	4	1	(1)	—	—
C - Manufacturing	10,318	1,975	81	—	36	2	1,820	209	62	100	9	(12)	(2)	(6)
D - Electricity, gas, steam and air conditioning supply	2,633	1,128	217	186	—	3	1,523	7	—	3	3	(4)	—	(3)
E - Water supply; sewerage, waste management and remediation activities	110	8	—	—	—	4	—	8	—	—	—	—	—	—
F - Construction	1,830	521	11	—	2	2	16	492	26	3	1	(1)	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	6,684	144	91	—	—	3	4	220	12	18	7	(6)	—	(6)
H - Transportation and storage	2,207	56	12	—	—	4	2	33	33	11	—	—	—	—
L - Real estate activities	5,395	503	280	—	4	5	22	688	77	56	3	(5)	(2)	(1)
Loans collateralised by residential immovable property	17,126	199	759	4,510	45	15	102	5,311	100	645	384	(102)	(18)	(76)
Loans collateralised by commercial immovable property	9,696	2,460	1,060	63	—	5	495	2,459	629	214	45	(44)	(6)	(32)
Repossessed colalterals	135	—	—	—	28	20	12	14	2	—	—	—	—	—
I - Accommodation and food service activities	3,211	1,225	1,178	63	5	6	761	918	792	59	11	(16)	(3)	(9)
J - Information and communication	1,485	2	—	—	—	1	—	2	—	—	1	(1)	—	(1)
K - Financial and insurance activities	651	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	2,918	63	—	—	1	3	5	48	12	2	1	(1)	—	(1)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

PILLAR 3 2024	ANNEXES	P. 354

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (South America. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	1,917	751	95	3	12	2	3	833	25	62	23	(17)	(1)	(11)
B - Mining and quarrying	1,398	1,197	—	37	—	2	2	1,001	231	7	3	(3)	—	(2)
C - Manufacturing	6,579	869	5	1	3	2	84	394	400	46	3	(4)	(1)	(2)
D - Electricity, gas, steam and air conditioning supply	1,926	1,105	52	—	11	3	—	987	181	1	—	(1)	—	—
E - Water supply; sewerage, waste management and remediation activities	150	—	—	—	—	2	—	—	—	—	—	—	—	—
F - Construction	1,215	72	7	—	1	2	5	72	3	8	6	(5)	(1)	(3)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	6,754	19	11	—	—	4	1	27	1	5	5	(5)	(1)	(4)
H - Transportation and storage	1,992	6	2	—	—	4	1	7	—	1	—	—	—	—
L - Real estate activities	221	1	—	—	—	2	—	1	—	—	—	—	—	—
Loans collateralised by residential immovable property	7,154	32	93	338	35	14	20	450	28	65	33	(18)	(2)	(15)
Loans collateralised by commercial immovable property	5,364	106	51	15	2	5	10	161	3	20	12	(13)	(3)	(8)
Repossessed colalterals	97	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	432	86	27	1	2	4	4	106	6	14	5	(6)	(2)	(3)
J - Information and communication	1,011	1	—	—	—	4	—	1	—	—	—	—	—	—
K - Financial and insurance activities	237	—	—	—	—	10	—	—	—	—	—	—	—	—
Other relevant sectors	3,295	25	13	—	—	4	4	33	2	5	2	(2)	—	(1)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

PILLAR 3 2024	ANNEXES	P. 355

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Turkey. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	378	128	—	—	—	—	36	3	89	8	2	(2)	—	(1)
B - Mining and quarrying	627	205	—	—	—	—	73	1	132	23	—	(6)	(2)	—
C - Manufacturing	7,184	1,330	1	—	—	—	1,128	54	149	94	22	(32)	(10)	(16)
D - Electricity, gas, steam and air conditioning supply	2,178	136	—	—	—	—	136	1	—	1	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	70	1	—	—	—	—	—	1	—	—	—	—	—	—
F - Construction	1,797	59	—	—	—	—	—	59	—	11	1	(1)	—	(1)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	4,741	118	—	—	—	—	—	118	—	11	3	(3)	—	(2)
H - Transportation and storage	2,023	30	—	—	—	—	—	30	—	1	1	(1)	—	—
L - Real estate activities	721	2	—	—	—	—	—	2	—	—	—	—	—	—
Loans collateralised by residential immovable property	1,535	214	—	—	—	—	74	98	43	19	6	(5)	(1)	(3)
Loans collateralised by commercial immovable property	3,011	505	188	—	—	—	444	158	91	55	14	(17)	(1)	(11)
Repossessed colalterals	187	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	1,133	305	232	—	—	—	530	4	3	34	12	(13)	(1)	(9)
J - Information and communication	233	1	—	—	—	—	—	1	—	—	—	—	—	—
K - Financial and insurance activities	145	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	1,811	67	—	—	—	—	34	32	1	2	3	(4)	—	(2)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

PILLAR 3 2024	ANNEXES	P. 356

ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk (Others. Million euros. 12-31-2024)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
A - Agriculture, forestry and fishing	219	114	—	—	—	1	1	82	31	—	3	(1)	—	(1)
B - Mining and quarrying	384	—	—	—	—	—	—	—	—	—	—	—	—	—
C - Manufacturing	11,718	1,397	550	513	3	4	232	1,050	1,181	—	—	—	—	—
D - Electricity, gas, steam and air conditioning supply	4,865	3,242	571	—	—	3	168	3,549	95	77	—	(2)	—	—
E - Water supply; sewerage, waste management and remediation activities	142	—	—	—	—	—	—	—	—	—	—	—	—	—
F - Construction	497	20	4	—	—	3	—	24	—	—	—	—	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	5,214	—	—	—	—	—	—	—	—	—	—	—	—	—
H - Transportation and storage	521	—	—	—	—	—	—	—	—	—	—	—	—	—
L - Real estate activities	463	142	—	—	—	1	—	142	—	—	—	—	—	—
Loans collateralised by residential immovable property	30	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans collateralised by commercial immovable property	779	—	—	—	—	—	—	—	—	—	—	—	—	—
Repossessed colalterals	3	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	298	242	—	9	—	2	—	251	—	—	—	—	—	—
J - Information and communication	5,806	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	363	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	782	—	5	94	—	12	—	99	—	—	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

PILLAR 3 2024	ANNEXES	P. 357

IX.a Regulatory compliance (12-31-2024)
The following table provides the correspondence between disclosure requirements as per Part Eight of CRR and the sections of Pillar 3 report where the information can be found:

CRR Article	Description	Pillar 3 Section	ITS reference
General principles of disclosure
Art.431 - Disclosure requirements and policies	Scope of application of disclosure and publication requirements for data that convey a complete picture of the institution's risk profile.	2024 Prudential Relevance Report - Pillar 3. (Section 1.3)
Art.432 - Non-material, proprietary or confidential information	Omission of disclosures considered non-significant or confidential and the reasons, if applicable, for their classification as such.	BBVA Group has not made use of the exemption for disclosures considered proprietary or confidential.
Art.433 - Frequency and scope of disclosures	Publication of the information with the frequency set by article 433a. Disclosures shall be published coinciding with the publication of the financial statements or as soon as possible thereafter.	The BBVA Group publishes more frequently than once a year, as defined in article 433a on disclosures by large entities.
Art.434 - Uniform disclosure formats	Obligation to disclose information in electronic format and in a single medium or location.	The BBVA Group publishes the 2024 Prudential Relevance Report in a single document.
Technical criteria on transparency and disclosure of information

PILLAR 3 2024	ANNEXES	P. 358

CRR Article	Description	Pillar 3 Section	ITS reference
Art.435.- Disclosure of risk management objectives and policies	1. Institutions shall disclose their risk management objectives and policies for each separate category of risk, including the risks referred to in this Title. Those disclosures shall include:

	(a) the strategies and processes to manage those categories of risks;	Section 4.1.1. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.4.1.2. Section 4.5.1. Section 4.5.2. Section 4.5.4. Section 4.6.1.1. Section 4.6.1.2.	EBA ITS 2020/04 - EU CRA EBA ITS 2020/04 - EU OVA EBA ITS 2020/04 - EU MRA EBA ITS 2020/04 - EU ORA
	b) the structure and organisation of the relevant risk management function including information on the basis of its authority, its powers and accountability in accordance with the institution's incorporation and governing documents;	Section 4.1.1. Section 4.1.2. Section 4.1.4. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.3.4.3. Section 4.5.2. Section 4.6.1.3.	EBA ITS 2020/04 - EU CRA EBA ITS 2020/04 - EU OVA EBA ITS 2020/04 - EU MRA EBA ITS 2020/04 - EU ORA
	(c) the scope and nature of risk reporting and measurement systems;	Section 4.1.3. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.3.4.3. Section 4.5.2. Section 4.6.1.2.	EBA ITS 2020/04 - EU CRA EBA ITS 2020/04 - EU OVA EBA ITS 2020/04 - EU MRA EBA ITS 2020/04 - EU ORA
	(d) the policies for hedging and mitigating risk, and the strategies and processes for monitoring the continuing effectiveness of hedges and mitigants;	Section 4.2.5.1.4. Section 4.2.8. Section 4.3.1. Section 4.5.2. Section 4.6.1.2.	EBA ITS 2020/04 - EU CRA EBA ITS 2020/04 - EU OVA EBA ITS 2020/04 - EU MRA EBA ITS 2020/04 - EU ORA
	(e) a declaration approved by the management body on the adequacy of the risk management arrangements of the relevant institution providing assurance that the risk management systems put in place are adequate with regard to the institution's profile and strategy	Section 4.1.2. Section 4.3.1.1. Section 4.5.1.	EBA ITS 2020/04 - EU OVA
(f) a concise risk statement approved by the management body succinctly describing the relevant institution's overall risk profile associated with the business strategy; that statement shall include:
(i) key ratios and figures providing external stakeholders a comprehensive view of the institution's management of risk, including how the risk profile of the institution interacts with the risk tolerance set by the management body;
	(ii) information on intragroup transactions and transactions with related parties that may have a material impact of the risk profile of the consolidated group.	Section 4.1.2. Section 4.1.5. Section 4.2.1. Section 4.3.1.1.	EBA ITS 2020/04 - EU OVA
	2. Institutions shall disclose the following information regarding governance arrangements: (a) the number of directorships held by members of the management body;	Section 6.1.	EBA ITS 2020/04 - EU OVB
	(b) the recruitment policy for the selection of members of the management body and their actual knowledge, skills and expertise;	Section 6.2.	EBA ITS 2020/04 - EU OVB
	(c) the policy on diversity with regard to selection of members of the management body, its objectives and any relevant targets set out in that policy, and the extent to which those objectives and targets have been achieved	Section 6.2.	EBA ITS 2020/04 - EU OVB
	(d) whether or not the institution has set up a separate risk committee and the number of times the risk committee has met	Section 4.1.1. Section 6.3.	EBA ITS 2020/04 - EU OVB
	e) the description of the information flow on risk to the management body	Section 4.1.1. Section 6.4.	EBA ITS 2020/04 - EU OVB

PILLAR 3 2024	ANNEXES	P. 359

CRR Article	Description	Pillar 3 Section	ITS reference
Art.436 - Disclosure of the scope of application	(a) the name of the institution to which this Regulation applies	Section 2.1.
	(b) a reconciliation between the consolidated financial statements prepared in accordance with the applicable accounting framework and the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One; that reconciliation shall outline the differences between the accounting and regulatory scopes of consolidation and the legal entities included within the regulatory scope of consolidation where it differs from the accounting scope of consolidation; the outline of the legal entities included within the regulatory scope of consolidation shall describe the method of regulatory consolidation where it is different from the accounting consolidation method, whether those entities are fully or proportionally consolidated and whether the holdings in those legal entities are deducted from own funds	Section 2.4.1. Section 2.4.1.2. Annex I	EBA ITS 2020/04 - EU LIA EBA ITS 2020/04 - EU LI3
	c) a breakdown of assets and liabilities of the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One, broken down by type of risks as referred to under this Part.	Section 2.4.1.2.	EBA ITS 2020/04 - EU LI1
	(d) a reconciliation identifying the main sources of differences between the carrying value amounts in the financial statements under the regulatory scope of consolidation as defined in Sections 2 and 3 of Title II of Part One, and the exposure amount used for regulatory purposes; that reconciliation shall be supplemented by qualitative information on those main sources of differences;	Section 2.4.1.2.	EBA ITS 2020/04 - EU LIA EBA ITS 2020/04 - EU LI2
(e) for exposures from the trading book and the non-trading book that are adjusted in accordance with Article 34 and Article 105, a breakdown of the amounts of the constituent elements of an institution's prudent valuation adjustment, by type of risks, and the total of constituent elements separately for the trading
	book and non-trading book positions	Section 4.3.4.2.1.	EBA ITS 2020/04 - EU PV1
	(f) any current or expected material practical or legal impediment to the prompt transfer of own funds or to the repayment of liabilities between the parent undertaking and its subsidiaries	Section 2.4.2.	EBA ITS 2020/04 - EU LIB
	(g) the aggregate amount by which the actual own funds are less than required in all subsidiaries that are not included in the consolidation, and the name or names of those subsidiaries;	Section 2.4.2.	EBA ITS 2020/04 - EU LIB
	(h) where applicable, the circumstances under which use is made of the derogation referred to in Article 7 or the individual consolidation method laid down in Article 9.	Section 2.4.3.	EBA ITS 2020/04 - EU LIB
Art.437 - Disclosure of own funds	(a) a full reconciliation of Common Equity Tier 1 items, Additional Tier 1 items, Tier 2 items and the filters and deductions applied to own funds of the institution pursuant to Articles 32 to 36, 56, 66 and 79 with the balance sheet in the audited financial statements of the institution;	Section 2.4.1.2. Section 3.2. Annex II	EBA ITS 2020/04 - EU CC1 EBA ITS 2020/04 - EU CC2
	(b) a description of the main features of the Common Equity Tier 1 and Additional Tier 1 instruments and Tier 2 instruments issued by the institution	Section 3.2.	EBA ITS 2020/04 - EU CCA
	(c) the full terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments	Section 3.2. Annex III	EBA ITS 2020/04 - EU CCA
(d) a separate disclosure of the nature and amounts of the following:
      (i) each prudential filter applied pursuant to Articles 32 to 35;
      (ii) items deducted pursuant to Articles 36, 56 and 66;
	(iii) items not deducted pursuant to Articles 47, 48, 56, 66 and 79	Section 3.2. Annex II	EBA ITS 2020/04 - EU CC1
	(e) a description of all restrictions applied to the calculation of own funds in accordance with this Regulation and the instruments, prudential filters and deductions to which those restrictions apply	Section 3.2.	EBA ITS 2020/04 - EU CC1
	(f) a comprehensive explanation of the basis on which capital ratios are calculated where those capital ratios are calculated by using elements of own funds determined on a basis other than the basis laid down in this Regulation.	N/A	EBA ITS 2020/04 - EU CC1
Art.437a - Disclosure of own funds and eligible liabilities	a) the composition of their own funds and eligible liabilities, their maturity and their main features;	Section 3.7. Annex VI	EBA ITS 2020/06 - EU TLAC 1 EBA ITS 2020/06 - EU TLAC 3
	(b) the ranking of eligible liabilities in the creditor hierarchy;	Section 3.7. Annex VI	EBA ITS 2020/06 - EU TLAC 1 EBA ITS 2020/06 - EU TLAC 3
	(c) the total amount of each issuance of eligible liabilities instruments referred to in Article 72b and the amount of those issuances that is included in eligible liabilities items within the limits specified in Article 72b(3) and (4);	Section 3.7. Annex VI	EBA ITS 2020/06 - EU TLAC 1 EBA ITS 2020/06 - EU TLAC 3
	(d) the total amount of excluded liabilities referred to in Article 72a(2).	Section 3.7. Annex VI	EBA ITS 2020/06 - EU TLAC 1 EBA ITS 2020/06 - EU TLAC 3

PILLAR 3 2024	ANNEXES	P. 360

CRR Article	Description	Pillar 3 Section	ITS reference
Art.438 - Disclosure of own funds requirements and risk-weighted exposure amounts	(a) a summary of their approach to assessing the adequacy of their internal capital to support current and future activities;	Section 3.5.	EBA ITS 2020/04 - EU OVC
	(b) the amount of the additional own funds requirements based on the supervisory review process as referred to in point (a) of Article 104(1) of Directive 2013/36/EU and its composition in terms of Common Equity Tier 1, additional Tier 1 and Tier 2 instruments	Section 3.1.	EBA ITS 2020/04 - EU KM1
	(c) upon demand from the relevant competent authority, the result of the institution's internal capital adequacy assessment process	Section 3.5.	EBA ITS 2020/04 - EU OVC
	(d) the total risk-weighted exposure amount and the corresponding total own funds requirement determined in accordance with Article 92, to be broken down by the different risk categories set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds	Section 3.3.1. Section 3.3.2.	EBA ITS 2020/04 - EU OV1
	(e) the on- and off-balance-sheet exposures, the risk-weighted exposure amounts and associated expected losses for each category of specialised lending referred to in Table 1 of Article 153(5) and the on- and off-balancesheet exposures and risk-weighted exposure amounts for the categories of equity exposures set out in Article 155(2)	Section 4.2.5.5. Section 4.2.5.6.	EBA ITS 2020/04 - EU CR10
	(f) the exposure value and the risk-weighted exposure amount of own funds instruments held in any insurance undertaking, reinsurance undertaking or insurance holding company that the institutions do not deduct from their own funds in accordance with Article 49 when calculating their capital requirements on an individual, sub-consolidated and consolidated basis	N/A	EBA ITS 2020/04 - EU INS1
	(g) the supplementary own funds requirement and the capital adequacy ratio of the financial conglomerate calculated in accordance with Article 6 of Directive 2002/87/EC and Annex I to that Directive where method 1 or 2 set out in that Annex is applied	N/A	EBA ITS 2020/04 - EU INS2
	(h) the variations in the risk-weighted exposure amounts of the current disclosure period compared to the immediately preceding disclosure period that result from the use of internal models, including an outline of the key drivers explaining those variations.	Section 4.2.5.4. Section 4.3.4.2.2.	EBA ITS 2020/04 - EU CR8 EBA ITS 2020/04 - EU CCR7 EBA ITS 2020/04 - EU MR2-B
Art.439 - Disclosure of exposures to counterparty credit risk	(a) a description of the methodology used to assign internal capital and credit limits for counterparty credit exposures, including the methods to assign those limits to exposures to central counterparties;	Section 4.2.6.1.1.	EBA ITS 2020/04 - EU CCRA
	(b) a description of policies related to guarantees and other credit risk mitigants, such as the policies for securing collateral and establishing credit reserves.	Section 4.2.6.1.2.	EBA ITS 2020/04 - EU CCRA
	c) a description of policies with respect to General Wrong-Way risk and Specific Wrong-Way risk as defined in Article 291	Section 4.2.6.1.3.	EBA ITS 2020/04 - EU CCRA
	(d) the amount of collateral the institution would have to provide if its credit rating was downgraded	Section 4.2.6.1.4.	EBA ITS 2020/04 - EU CCRA
	(e) the amount of segregated and unsegregated collateral received and posted per type of collateral, further broken down between collateral used for derivatives and securities financing transactions.	Section 4.2.6.2.4.	EBA ITS 2020/04 - EU CCR5
	(f) for derivative transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Sections 3 to 6 of Chapter 6 of Title II of Part Three, whichever method is applicable, and the associated risk exposure amounts broken down by applicable method.	Section 4.2.6.2.1.	EBA ITS 2020/04 - EU CCR1
	(g) for securities financing transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Chapters 4 and 6 of Title II of Part Three, whichever method is used, and the associated risk exposure amounts broken down by applicable method.	Section 4.2.6.2.1.	EBA ITS 2020/04 - EU CCR1
	(h) the exposure values after credit risk mitigation effects and the associated risk exposures for credit valuation adjustment capital charge, separately for each method as set out in Title VI of Part Three;	Section 4.2.6.3.	EBA ITS 2020/04 - EU CCR2
	(i) the exposure value to central counterparties and the associated risk exposures within the scope of Section 9 of Chapter 6 of Title II of Part Three, separately for qualifying and non-qualifying central counterparties, and broken down by types of exposures;	Section 4.2.6.4.	EBA ITS 2020/04 - EU CCR8
	(j) the notional amounts and fair value of credit derivative transactions; credit derivative transactions shall be broken down by product type; within each product type, credit derivative transactions shall be broken down further by credit protection bought and credit protection sold;	Section 4.2.6.2.5.	EBA ITS 2020/04 - EU CCR6
	(k) the estimate of alpha where the institution has received the permission of the competent authorities to use its own estimate of alpha in accordance with Article 284(9);	Section 4.2.6.2.1.	EBA ITS 2020/04 - EU CCR1
	(l) separately, the disclosures included in point (e) of Article 444 and point (g) of Article 452;	Section 4.2.6.2.2. Section 4.2.6.2.3.	EBA ITS 2020/04 - EU CCR3 EBA ITS 2020/04 - EU CCR4
	(m) for institutions using the methods set out in Sections 4 to 5 of Chapter 6 of Title II Part Three, the size of their on- and off-balance-sheet derivative business as calculated in accordance with Article 273a(1) or (2), as applicable.	N/A	EBA ITS 2020/04 - EU CCR1
	Where the central bank of a Member State provides liquidity assistance in the form of collateral swap transactions, the competent authority may exempt institutions from the requirements in points (d) and (e) of the first subparagraph where that competent authority considers that the disclosure of the information referred to therein could reveal that emergency liquidity assistance has been provided. For those purposes, the competent authority shall set out appropriate thresholds and objective criteria.	N/A	EBA ITS 2020/04 - EU CCR1

PILLAR 3 2024	ANNEXES	P. 361

CRR Article	Description	Pillar 3 Section	ITS reference
Art.440 - Disclosure of countercyclical capital buffers	(a) the geographical distribution of the exposure amounts and risk-weighted exposure amounts of its credit exposures used as a basis for the calculation of their countercyclical capital buffer;	Section 3.1. Annex IV	EBA/ITS/2020/04 - EU CCyB1
	(b) the amount of their institution-specific countercyclical capital buffer.	Section 3.1.	EBA/ITS/2020/04 - EU CCyB2
Art.441 - Disclosure of indicators of global systemic importance	G-SIIs shall disclose, on an annual basis, the values of the indicators used for determining their score in accordance with the identification methodology referred to in Article 131 of Directive 2013/36/EU.	N/A	EBA/ITS/2014/03- G-SIIS
Art.442 - Institutions shall disclose the following information regarding the institution's exposure to credit risk and dilution risk	(a) the scope and definitions that they use for accounting purposes of ‘past due’ and ‘impaired’ and the differences, if any, between the definitions of ‘past due’ and ‘default’ for accounting and regulatory purposes.	Section 4.2.2.1. Section 4.2.2.2.	EBA ITS 2020/04 - EU CRB
	(b) a description of the approaches and methods adopted for determining specific and general credit risk adjustments.	Section 4.2.2.1. Section 4.2.2.2.	EBA ITS 2020/04 - EU CRB
	(c) information on the amount and quality of performing, non-performing and forborne exposures for loans, debt securities and off-balance-sheet exposures, including their related accumulated impairment, provisions and negative fair value changes due to credit risk and amounts of collateral and financial guarantees received.	Section 4.2.3.	EBA ITS 2020/04 - EU CR1 EBA ITS 2020/04 - EU CR2a EBA ITS 2020/04 - EU CQ1 EBA ITS 2020/04 - EU CQ2 EBA ITS 2020/04 - EU CQ4 EBA ITS 2020/04 - EU CQ5 EBA ITS 2020/04 - EU CQ6 EBA ITS 2020/04 - EU CQ7
	(d) an ageing analysis of accounting past due exposures.	Section 4.2.3.	EBA ITS 2020/04 - EU CQ3
	(e) the gross carrying amounts of both defaulted and non-defaulted exposures, the accumulated specific and general credit risk adjustments, the accumulated write-offs taken against those exposures and the net carrying amounts and their distribution by geographical area and industry type and for loans, debt securities and offbalance-sheet exposures	Section 4.2.3.	EBA ITS 2020/04 - EU CR1 EBA ITS 2020/04 - EU CQ4 EBA ITS 2020/04 - EU CQ5
	(f) any changes in the gross amount of defaulted on- and off-balance-sheet exposures, including, as a minimum, information on the opening and closing balances of those exposures, the gross amount of any of those exposures reverted to non-defaulted status or subject to a write-off.	Section 4.2.3.	EBA ITS 2020/04 - EU CR2 EBA ITS 2020/04 - EU CR2a
	(g) the breakdown of loans and debt securities by residual maturity.	Section 4.2.3.	EBA ITS 2020/04 - EU CR1-A
Art.443 - Disclosure of encumbered and unencumbered assets.	Institutions shall disclose information concerning their encumbered and unencumbered assets. For those purposes, institutions shall use the carrying amount per exposure class broken down by asset quality and the total amount of the carrying amount that is encumbered and unencumbered. Disclosure of information on encumbered and unencumbered assets shall not reveal emergency liquidity assistance provided by central banks.	Section 4.5.7.	EBA ITS 2020/04 - EU AE 1 EBA ITS 2020/04 - EU AE 2 EBA ITS 2020/04 - EU AE 3 EBA ITS 2020/04 - EU AE 4
Art.444 - Disclosure of the use of the Standardised Approach	a) the names of the nominated ECAIs and ECAs and the reasons for any changes in those nominations over the disclosure period;	Section 4.2.4.1.	EBA ITS 2020/04 - EU CRD
	(b) the exposure classes for which each ECAI or ECA is used;	Section 4.2.4.1.	EBA ITS 2020/04 - EU CRD
	(c) a description of the process used to transfer the issuer and issue credit ratings onto items not included in the trading book;	Section 4.2.4.2.	EBA ITS 2020/04 - EU CRD
	(d) the association of the external rating of each nominated ECAI or ECA with the risk weights that correspond to the credit quality steps as set out in Chapter 2 of Title II of Part Three, taking into account that it is not necessary to disclose that information where the institutions comply with the standard association published by EBA;	Section 4.2.4.1.	EBA ITS 2020/04 - EU CRD
	(e) the exposure values and the exposure values after credit risk mitigation associated with each credit quality step as set out in Chapter 2 of Title II of Part Three, by exposure class, as well as the exposure values deducted from own funds.	Section 4.2.4.3. Section 4.2.6.2.2.	EBA ITS 2020/04 - EU CR4 EBA ITS 2020/04 - EU CR5 EBA ITS 2020/04 - EU CCR3
Art.445 - Disclosure of exposure to market risk	Institutions calculating their own funds requirements in accordance with points (b) and (c) of Article 92(3) shall disclose those requirements separately for each risk referred to in those points. In addition, own funds requirements for the specific interest rate risk of securitisation positions shall be disclosed separately.	Section 4.3.3.	EBA ITS 2020/04 - EU MR1
Art.446 - Disclosure of operational risk management	(a) the approaches for the assessment of own funds requirements for operation risk that the institution qualifies for.	Section 4.6.2.	EBA ITS 2020/04 - EU ORA EBA ITS 2020/04 - EU OR1
	(b) where the institution makes use of it, a description of the methodology set out in Article 312(2), which shall include a discussion of the relevant internal and external factors being considered in the institution's advanced measurement approach;	N/A
	(c) in the case of partial use, the scope and coverage of the different methodologies used.	N/A

PILLAR 3 2024	ANNEXES	P. 362

CRR Article	Description	Pillar 3 Section	ITS reference
Art.447 - Disclosure of key metrics	(a) the composition of their own funds and their own funds requirements as calculated in accordance with Article 92.	Section 1.2.	EBA ITS 2020/04 - EU KM1
	(b) the total risk exposure amount as calculated in accordance with Article 92(3);	Section 1.2.	EBA ITS 2020/04 - EU KM1
	(c) where applicable, the amount and composition of additional own funds which the institutions are required to hold in accordance with point (a) of Article 104(1) of Directive 2013/36/EU.	Section 1.2.	EBA ITS 2020/04 - EU KM1
	(d) their combined buffer requirement which the institutions are required to hold in accordance with Chapter 4 of Title VII of Directive 2013/36/EU.	Section 1.2.	EBA ITS 2020/04 - EU KM1
	(e) their leverage ratio and the total exposure measure as calculated in accordance with Article 429.	Section 1.2.	EBA ITS 2020/04 - EU KM1
(f) the following information in relation to their liquidity coverage ratio as calculated in accordance with the delegated act referred to in Article 460(1):
     (i) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;
     (ii) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-themonth observations over the preceding 12 months for each quarter of the relevant disclosure period;
	(iii) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;	Section 1.2.	EBA ITS 2020/04 - EU KM1
(g) the following information in relation to their net stable funding requirement as calculated in accordance with Title IV of Part Six:
   (i) the net stable funding ratio at the end of each quarter of the relevant disclosure period;
   (ii) the available stable funding at the end of each quarter of the relevant disclosure period;
	(iii) the required stable funding at the end of each quarter of the relevant disclosure period;	Section 1.2.	EBA ITS 2020/04 - EU KM1
	(h) their own funds and eligible liabilities ratios and their components, numerator and denominator, as calculated in accordance with Articles 92a and 92b and broken down at the level of each resolution group, where applicable.	Section 1.2.	EBA ITS 2020/06 - EU KM2

PILLAR 3 2024	ANNEXES	P. 363

CRR Article	Description	Pillar 3 Section	ITS reference
Art.448 - Disclosure of exposures to interest rate risk on positions not held in the trading book
1. Institutions shall disclose the following quantitative and qualitative information on the risks arising from potential changes in interest rates that affect both the economic value of equity and the net interest income of their non-trading book activities:

(a) the changes in the economic value of equity calculated under the six supervisory shock scenarios referred to in Article 98(5) of Directive 2013/36/EU for the current and previous disclosure periods.
		Section 4.4.1.5.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
	(b) the changes in the net interest income calculated under the two supervisory shock scenarios referred to in Article 98(5) of Directive 2013/36/EU for the current and previous disclosure periods.	Section 4.4.1.5.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
	(c) a description of key modelling and parametric assumptions, other than those referred to in points (b) and © of Article 98(5a) of Directive 2013/36/EU used to calculate changes in the economic value of equity and in the net interest income required under points (a) and (b) of this paragraph.	Section 4.4.1.3.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
	(d) an explanation of the significance of the risk measures disclosed under points (a) and (b) of this paragraph and of any significant variations of those risk measures since the previous disclosure reference date.	Section 4.4.1.5.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
e) the description of how institutions define, measure, mitigate and control the interest rate risk of their nontrading book activities for the purposes of the competent authorities' review in accordance with Article 84 of Directive 2013/36/EU, including:
(i) a description of the specific risk measures that the institutions use to evaluate changes in their economic value of equity and in their net interest income;
(ii) a description of the key modelling and parametric assumptions used in the institutions' internal measurement systems that would differ from the common modelling and parametric assumptions referred to in Article 98(5a) of Directive 2013/36/EU for the purpose of calculating changes to the economic value of equity and to the net interest income, including the rationale for those differences;
(iii) a description of the interest rate shock scenarios that institutions use to estimate the interest rate risk;
(iv) the recognition of the effect of hedges against those interest rate risks, including internal hedges that meet the requirements laid down in Article 106(3);
	(v) an outline of how often the evaluation of the interest rate risk occurs.	Section 4.4.1.1. Section 4.4.1.2. Section 4.4.1.4.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
	(f) the description of the overall risk management and mitigation strategies for those risks.	Section 4.4.1.1. Section 4.4.1.2.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
	(g) average and longest repricing maturity assigned to non-maturity deposits.	Section 4.4.1.3.	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1
2. By way of derogation from paragraph 1 of this Article, the requirements set out in points (c) and (e)(i) to (e)
	(iv) of paragraph 1 of this Article shall not apply to institutions that use the standardised methodology or the simplified standardised methodology referred to in Article 84(1) of Directive 2013/36/EU.	N/A	EBA/GL/2018/01 - EU IRRBBA EBA/GL/2018/01 - EU IRRBB1

PILLAR 3 2024	ANNEXES	P. 364

CRR Article	Description	Pillar 3 Section	ITS reference
Art.449 - Disclosure of exposures to securitisation positions	(a) a description of their securitisation and re-securitisation activities, including their risk management and investment objectives in connection with those activities, their role in securitisation and re-securitisation transactions, whether they use the simple, transparent and standardised securitisation (STS) as defined in point (10) of Article 242, and the extent to which they use securitisation transactions to transfer the credit risk of the securitised exposures to third parties with, where applicable, a separate description of their synthetic securitisation risk transfer policy;	Section 4.2.7.1.1. Section 4.2.7.1.2.	EBA ITS 2020/04 - EU SECA
(b) the type of risks they are exposed to in their securitisation and re-securitisation activities by level of seniority of the relevant securitisation positions providing a distinction between STS and non-STS positions and:
(i) the risk retained in own-originated transactions;
	(ii) the risk incurred in relation to transactions originated by third parties;	Section 4.2.7.1.1. Section 4.2.7.2.	EBA ITS 2020/04 - EU SECA
	(c) their approaches for calculating the risk-weighted exposure amounts that they apply to their securitisation activities, including the types of securitisation positions to which each approach applies and with a distinction between STS and non-STS positions.	Section 4.2.7.1.3.	EBA ITS 2020/04 - EU SECA
(d) a list of SSPEs falling into any of the following categories, with a description of their types of exposures to those SSPEs, including derivative contracts:
(i) SSPEs which acquire exposures originated by the institutions;
(ii) SSPEs sponsored by the institutions;
(iii) SSPEs and other legal entities for which the institutions provide securitisation-related services, such as advisory, asset servicing or management services;
	(iv) SSPEs included in the institutions' regulatory scope of consolidation.	N/A	EBA ITS 2020/04 - EU SECA
	(e) a list of any legal entities in relation to which the institutions have disclosed that they have provided support in accordance with Chapter 5 of Title II of Part Three.	N/A	EBA ITS 2020/04 - EU SECA
	(f) a list of legal entities affiliated with the institutions and that invest in securitisations originated by the institutions or in securitisation positions issued by SSPEs sponsored by the institutions.	N/A	EBA ITS 2020/04 - EU SECA
	(g) a summary of their accounting policies for securitisation activity, including where relevant a distinction between securitisation and re-securitisation positions.	Section 4.2.7.1.4.	EBA ITS 2020/04 - EU SECA
	(h) the names of the ECAIs used for securitisations and the types of exposure for which each agency is used.	Section 4.2.7.3.1.	EBA ITS 2020/04 - EU SECA
	(i) where applicable, a description of the Internal Assessment Approach as set out in Chapter 5 of Title II of Part Three, including the structure of the internal assessment process and the relation between internal assessment and external ratings of the relevant ECAI disclosed in accordance with point (h), the control mechanisms for the internal assessment process including discussion of independence, accountability, and internal assessment process review, the exposure types to which the internal assessment process is applied and the stress factors used for determining credit enhancement levels.	N/A	EBA ITS 2020/04 - EU SECA
(j) separately for the trading book and the non-trading book, the carrying amount of securitisation exposures, including information on whether institutions have transferred significant credit risk in accordance with
Articles 244 and 245, for which institutions act as originator, sponsor or investor, separately for traditional and synthetic securitisations, and for STS and non-STS transactions and broken down by type of securitisation
	exposures.	Section 4.2.7.2.	EBA ITS 2020/04 - EU SEC1 EBA ITS 2020/04 - EU SEC2
(k) for the non-trading book activities, the following information:
	(i) the aggregate amount of securitisation positions where institutions act as originator or sponsor and the associated risk-weighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations and between securitisation and re-securitisation exposures, separately for STS and non-STS positions, and further broken down into a meaningful number of risk-weight or capital requirement bands and by approach used to calculate the capital requirements	Section 4.2.7.3.2. Section 4.2.7.4.	EBA ITS 2020/04 - EU SEC3 EBA ITS 2020/04 - EU SEC4
	(ii) the aggregate amount of securitisation positions where institutions act as investor and the associated riskweighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations, securitisation and re-securitisation positions, and STS and non-STS positions, and further broken down into a meaningful number of risk weight or capital requirement bands and by approach used to calculate the capital requirements	Section 4.2.7.3.2. Section 4.2.7.4.	EBA ITS 2020/04 - EU SEC3 EBA ITS 2020/04 - EU SEC4
	(l) for exposures securitised by the institution, the amount of exposures in default and the amount of the specific credit risk adjustments made by the institution during the current period, both broken down by exposure type.	Section 4.2.7.3.3.	EBA ITS 2020/04 - EU SEC5
Art.449 a - Disclosure of environmental, social and governance risks (ESG risks)	From 28 June 2022, large institutions which have issued securities that are admitted to trading on a regulated market of any Member State, as defined in point (21) of Article 4(1) of Directive 2014/65/EU, shall disclose information on ESG risks, including physical risks and transition risks, as defined in the report referred to in Article 98(8) of Directive 2013/36/EU. The information referred to in the first paragraph shall be disclosed on an annual basis for the first year and
	biannually thereafter.	Section 7.	See Annex IX.b

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CRR Article	Description	Pillar 3 Section	ITS reference
Art.450 - Disclosure of remuneration policy
1. Institutions shall disclose the following information regarding their remuneration policy and practices for those categories of staff whose professional activities have a material impact on the risk profile of the institutions:

(a) information concerning the decision-making process used for determining the remuneration policy, as well as the number of meetings held by the main body overseeing remuneration during the financial year, including, where applicable, information about the composition and the mandate of a remuneration committee, the external consultant whose services have been used for the determination of the remuneration policy and the role of the relevant stakeholders.
		Section 5.1.	EBA ITS 2020/04 - EU REMA
	(b) information about the link between pay of the staff and their performance;	Section 5.4.	EBA ITS 2020/04 - EU REMA
	(c) the most important design characteristics of the remuneration system, including information on the criteria used for performance measurement and risk adjustment, deferral policy and vesting criteria;	Section 5.3.	EBA ITS 2020/04 - EU REMA
	(d) the ratios between fixed and variable remuneration set in accordance with point (g) of Article 94(1) of Directive 2013/36/EU.	Section 5.7.	EBA ITS 2020/04 - EU REMA
	(e) information on the performance criteria on which the entitlement to shares, options or variable components of remuneration is based.	Section 5.5.	EBA ITS 2020/04 - EU REMA
	(f) the main parameters and rationale for any variable component scheme and any other non-cash benefits.	Section 5.3. Section 5.6.	EBA ITS 2020/04 - EU REMA
	(g) aggregate quantitative information on remuneration, broken down by business area.	Section 5.8.	EBA ITS 2020/04 - EU REM5
	(h) aggregate quantitative information on remuneration, broken down by senior management and members of staff whose professional activities have a material impact on the risk profile of the institutions, indicating the following:	See details in the following paragraphs
	(i) the amounts of remuneration awarded for the financial year, split into fixed remuneration including a description of the fixed components, and variable remuneration, and the number of beneficiaries.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(ii) the amounts and forms of awarded variable remuneration, split into cash, shares, share-linked instruments and other types separately for the part paid upfront and the deferred part.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(iii) the amounts of deferred remuneration awarded for previous performance periods, split into the amount due to vest in the financial year and the amount due to vest in subsequent years.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(iv) the amount of deferred remuneration due to vest in the financial year that is paid out during the financial year, and that is reduced through performance adjustments.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(v) the guaranteed variable remuneration awards during the financial year, and the number of beneficiaries of those awards.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(vi) the severance payments awarded in previous periods, that have been paid out during the financial year.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(vii) the amounts of severance payments awarded during the financial year, split into paid upfront and deferred, the number of beneficiaries of those payments and highest payment that has been awarded to a single person.	Section 5.8.	EBA ITS 2020/04 - EU REM1 EBA ITS 2020/04 - EU REM2 EBA ITS 2020/04 - EU REM3
	(i) the number of individuals that have been remunerated EUR 1 million or more per financial year, with the remuneration between EUR 1 million and EUR 5 million broken down into pay bands of EUR 500 000 and with the remuneration of EUR 5 million and above broken down into pay bands of EUR 1 million.	Section 5.8.	EBA ITS 2020/04 - EU REM4
	(j) upon demand from the relevant Member State or competent authority, the total remuneration for each member of the management body or senior management.	N/A	EBA ITS 2020/04 - EU REMA
	(k) information on whether the institution benefits from a derogation laid down in Article 94(3) of Directive 2013/36/EU. For the purposes of point (k) of the first subparagraph of this paragraph, institutions that benefit from such a derogation shall indicate whether they benefit from that derogation on the basis of point (a) or (b) of Article 94(3) of Directive 2013/36/EU. They shall also indicate for which of the remuneration principles they apply the derogation(s), the number of staff members that benefit from the derogation(s) and their total remuneration, split into fixed and variable remuneration.	Section 5.4. Section 5.8.	EBA ITS 2020/04 - EU REMA
2. For large institutions, the quantitative information on the remuneration of institutions' collective management body referred to in this Article shall also be made available to the public, differentiating between executive and non-executive members. Institutions shall comply with the requirements set out in this Article in a manner that is appropriate to their size, internal organisation and the nature, scope and complexity of their activities and without prejudice to
	Regulation (EU) 2016/679 of the European Parliament and of the Council.	Section 5.8.	EBA ITS 2020/04 - EU REMA

PILLAR 3 2024	ANNEXES	P. 366

CRR Article	Description	Pillar 3 Section	ITS reference
Art.451 - Disclosure of the leverage ratio.	(a) the leverage ratio and how the institutions apply Article 499(2).	Section 3.6.	EBA ITS 2020/04 - EU LR2
	(b) a breakdown of the total exposure measure referred to in Article 429(4), as well as a reconciliation of the total exposure measure with the relevant information disclosed in published financial statements.	Section 3.6.	EBA ITS 2020/04 - EU LR1 EBA ITS 2020/04 - EU LR2 EBA ITS 2020/04 - EU LR3
	(c) where applicable, the amount of exposures calculated in accordance with Articles 429(8) and 429a(1) and the adjusted leverage ratio calculated in accordance with Article 429a(7).	Annex V	EBA ITS 2020/04 - EU LR2
	(d) a description of the processes used to manage the risk of excessive leverage.	Section 3.6.	EBA ITS 2020/04 - EU LRA
	(e) a description of the factors that had an impact on the leverage ratio during the period to which the disclosed leverage ratio refers.	Section 3.6.	EBA ITS 2020/04 - EU LRA
	2. Public development credit institutions as defined in Article 429a(2) shall disclose the leverage ratio without the adjustment to the total exposure measure determined in accordance with point (d) of the first subparagraph of Article 429a(1).	N/A
	3. In addition to points (a) and (b) of paragraph 1 of this Article, large institutions shall disclose the leverage ratio and the breakdown of the total exposure measure referred to in Article 429(4) based on averages calculated in accordance with the implementing act referred to in Article 430(7).	Annex V	EBA ITS 2020/04 - EU LR2
Art 451a - Disclosure of liquidity requirements	1. Institutions that are subject to Part Six shall disclose information on their liquidity coverage ratio, net stable funding ratio and liquidity risk management in accordance with this Article.	Section 4.5.1. Section 4.5.2. Section 4.5.3. Section 4.5.4. Section 4.5.5. Section 4.5.6.	EBA ITS 2020/04 - EU LIQA EBA ITS 2020/04 - EU LIQ1 EBA ITS 2020/04 - EU LIQB EBA ITS 2020/04 - EU LIQ2
2. Institutions shall disclose the following information in relation to their liquidity coverage ratio:

(a) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;
		Section 4.5.5.	EBA ITS 2020/04 - EU LIQ1 EBA ITS 2020/04 - EU LIQB
	(b) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period, and a description of the composition of that liquidity buffer.	Section 4.5.5.	EBA ITS 2020/04 - EU LIQ1 EBA ITS 2020/04 - EU LIQB
(c) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated in accordance with the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period and the description of their composition.
		Section 4.5.5.	EBA ITS 2020/04 - EU LIQ1 EBA ITS 2020/04 - EU LIQB
3. Institutions shall disclose the following information in relation to their net stable funding ratio:
(a) quarter-end figures of their net stable funding ratio calculated in accordance with Chapter 2 of Title IV of Part Six for each quarter of the relevant disclosure period.
		Section 4.5.6.	EBA ITS 2020/04 - EU LIQ2
	(b) an overview of the amount of available stable funding calculated in accordance with Chapter 3 of Title IV of Part Six.	Section 4.5.6.	EBA ITS 2020/04 - EU LIQ2
	(c) an overview of the amount of required stable funding calculated in accordance with Chapter 4 of Title IV of Part Six.	Section 4.5.6.	EBA ITS 2020/04 - EU LIQ2
	4. Institutions shall disclose the arrangements, systems, processes and strategies put in place to identify, measure, manage and monitor their liquidity risk in accordance with Article 86 of Directive 2013/36/EU.	Section 4.5.1. Section 4.5.2. Section 4.5.3.	EBA ITS 2020/04 - EU LIQA

PILLAR 3 2024	ANNEXES	P. 367

CRR Article	Description	Pillar 3 Section	ITS reference
Art 451b - Disclosure of exposures to crypto-assets and related activities	(a) the direct and indirect exposure amounts in relation to crypto-assets including the gross long and short components of net exposures	Section 4.7.	EBA/ITS/2024/05 - EU CAE1
	(b) the total risk exposure amount for operational risk	Section 4.7.	EBA/ITS/2024/05 - EU CAE1
	(c) the accounting classification for crypto-asset exposures	Section 4.7.	EBA/ITS/2024/05 - EU CAE1
(d) a description of the business activities related to crypto-assets, and their impact on the risk profile of the institution. Institutions shall provide more detailed information for material business activities, including the issuance of significant asset-referenced tokens within the meaning of Articles 43 and 44 of Regulation (EU) 2023/1114, significant e-money tokens within the meaning of Articles 56 and 57 of that Regulation and the provision of crypto-asset services under Articles 60 and 61 of that Regulation
Section 4.7.
	(e) a specific description of their risk management policies related to crypto-asset exposures and services related to crypto-assets.	Section 4.7.
Art.452 - Disclosure of the use of the IRB Approach to credit risk	(a) the competent authority's permission of the approach or approved transition.	Section 4.2.5.1.1.	EBA ITS 2020/04 - EU CRE
(b) for each exposure class referred to in Article 147, the percentage of the total exposure value of each class subject to the Standardised Approach laid down in Chapter 2 of Title II of Part Three or to the IRB Approach laid down in Chapter 3 of Title II of Part Three, as well as the part of each exposure class subject to
	a roll-out plan; where institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, they shall disclose separately the percentage of the total exposure value of each exposure class subject to that permission.	Section 4.2.5.1.1.	EBA ITS 2020/04 - EU CR6-A
(c) the control mechanisms for rating systems at the different stages of model development, controls and changes, which shall include information on:
(i) the relationship between the risk management function and the internal audit function;
(ii) the rating system review;
(iii) the procedure to ensure the independence of the function in charge of reviewing the models from the functions responsible for the development of the models;
	(iv) the procedure to ensure the accountability of the functions in charge of developing and reviewing the models;	Section 4.2.5.1.5.	EBA ITS 2020/04 - EU CRE
	(d) the role of the functions involved in the development, approval and subsequent changes of the credit risk models.	Section 4.2.5.1.5.	EBA ITS 2020/04 - EU CRE
	(e) the scope and main content of the reporting related to credit risk models.	Section 4.2.5.1.5.	EBA ITS 2020/04 - EU CRE
(f) a description of the internal ratings process by exposure class, including the number of key models used with respect to each portfolio and a brief discussion of the main differences between the models within the same portfolio, covering:
(i) the definitions, methods and data for estimation and validation of PD, which shall include information on how PDs are estimated for low default portfolios, whether there are regulatory floors and the drivers for differences observed between PD and actual default rates at least for the last three periods;
(ii) where applicable, the definitions, methods and data for estimation and validation of LGD, such as methods to calculate downturn LGD, how LGDs are estimated for low default portfolio and the time lapse between the default event and the closure of the exposure;
	(iii) where applicable, the definitions, methods and data for estimation and validation of conversion factors, including assumptions employed in the derivation of those variables.	Section 4.2.5.1.1. Section 4.2.5.1.6. Section 4.2.5.1.7.	EBA ITS 2020/04 - EU CRE
(g) as applicable, the following information in relation to each exposure class referred to in Article 147:
(i) their gross on-balance-sheet exposure;
(ii) their off-balance-sheet exposure values prior to the relevant conversion factor;
(iii) their exposure after applying the relevant conversion factor and credit risk mitigation;
(iv) any model, parameter or input relevant for the understanding of the risk weighting and the resulting risk exposure amounts disclosed across a sufficient number of obligor grades (including default) to allow for a meaningful differentiation of credit risk;
	(v) separately for those exposure classes in relation to which institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, and for exposures for which the institutions do not use such estimates, the values referred to in points (i) to (iv) subject to that permission;	Section 4.2.5.2. Section 4.2.6.2.3.	EBA ITS 2020/04 - EU CR6 EBA ITS 2020/04 - EU CCR4
	(h) institutions' estimates of PDs against the actual default rate for each exposure class over a longer period, with separate disclosure of the PD range, the external rating equivalent, the weighted average and arithmetic average PD, the number of obligors at the end of the previous year and of the year under review, the number of defaulted obligors, including the new defaulted obligors, and the annual average historical default rate.	Section 4.2.5.3.	EBA ITS 2020/04 - EU CR9 EBA ITS 2020/04 - EU CR9.1

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CRR Article	Description	Pillar 3 Section	ITS reference
Art.453 - Disclosure of the use of credit risk mitigation techniques	(a) the core features of the policies and processes for on- and off-balance-sheet netting and an indication of the extent to which institutions make use of balance sheet netting.	Section 4.2.9.1.	EBA ITS 2020/04 - EU CRC
	(b) the core features of the policies and processes for eligible collateral evaluation and management.	Section 4.2.9.2.1.	EBA ITS 2020/04 - EU CRC
	(c) a description of the main types of collateral taken by the institution to mitigate credit risk.	Section 4.2.9.2.2.	EBA ITS 2020/04 - EU CRC
	(d) for guarantees and credit derivatives used as credit protection, the main types of guarantor and credit derivative counterparty and their creditworthiness used for the purpose of reducing capital requirements, excluding those used as part of synthetic securitisation structures.	Section 4.2.9.3.	EBA ITS 2020/04 - EU CRC
	(e) information about market or credit risk concentrations within the credit risk mitigation taken.	Section 4.2.9.5.
	(f) for institutions calculating risk-weighted exposure amounts under the Standardised Approach or the IRB Approach, the total exposure value not covered by any eligible credit protection and the total exposure value covered by eligible credit protection after applying volatility adjustments; the disclosure set out in this point shall be made separately for loans and debt securities and including a breakdown of defaulted exposures.	Section 4.2.9.4.	EBA ITS 2020/04 - EU CR3
	(g) the corresponding conversion factor and the credit risk mitigation associated with the exposure and the incidence of credit risk mitigation techniques with and without substitution effect.	Section 4.2.4.3. Section 4.2.9.4.	EBA ITS 2020/04 - EU CR4 EBA ITS 2020/04 - EU CR7-A
	(h) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the on- and off-balance-sheet exposure value by exposure class before and after the application of conversion factors and any associated credit risk mitigation.	Section 4.2.4.3.	EBA ITS 2020/04 - EU CR4
(i) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the riskweighted exposure amount and the ratio between that risk-weighted exposure amount and the exposure value after applying the corresponding conversion factor and the credit risk mitigation associated with the
	exposure; the disclosure set out in this point shall be made separately for each exposure class.	Section 4.2.4.3.	EBA ITS 2020/04 - EU CR4
	(j) for institutions calculating risk-weighted exposure amounts under the IRB Approach, the risk-weighted exposure amount before and after recognition of the credit risk mitigation impact of credit derivatives; where institutions have received permission to use own LGDs and conversion factors for the calculation of riskweighted exposure amounts, they shall make the disclosure set out in this point separately for the exposure classes subject to that permission.	N/A	EBA ITS 2020/04 - EU CR7
Art.454 - Disclosure of the use of the Advanced Measurement Approaches to operational risk	The institutions using the Advanced Measurement Approaches set out in Articles 321 to 324 for the calculation of their own funds requirements for operational risk shall disclose a description of their use of insurance and
	other risk-transfer mechanisms for the purpose of mitigating that risk. .	N/A	EBA ITS 2020/04 - EU OR1
Art.455 - Use of internal market risk models	(a) for each sub-portfolio covered:
(i) the characteristics of the models used;
(ii) where applicable, for the internal models for incremental default and migration risk and for correlation trading, the methodologies used and the risks measured through the use of an internal model including a description of the approach used by the institution to determine liquidity horizons, the methodologies used to achieve a capital assessment that is consistent with the required soundness standard and the approaches used in the validation of the model;
(iii) a description of stress testing applied to the sub-portfolio;
	(iv) a description of the approaches used for back-testing and validating the accuracy and consistency of the internal models and modelling processes;	Section 4.3.4.2. Section 4.3.4.2.3. Section 4.3.4.2.4.	EBA ITS 2020/04 - EU MRB
	(b) the scope of permission by the competent authority.	Section 4.3.4.1. Section 4.3.4.2.	EBA ITS 2020/04 - EU MRB
	(c) a description of the extent and methodologies for compliance with the requirements set out in Articles 104 and 105.	Section 4.3.4.2. Section 4.3.4.2.1.	EBA ITS 2020/04 - EU MRB
(d) the highest, the lowest and the mean of the following:
(i) the daily value-at-risk measures over the reporting period and at the end of the reporting period;
(ii) the stressed value-at-risk measures over the reporting period and at the end of the reporting period;
	(iii) the risk numbers for incremental default and migration risk and for the specific risk of the correlation trading portfolio over the reporting period and at the end of the reporting period.	Section 4.3.4.2.2.	EBA ITS 2020/04 - EU MR3
	(e) the elements of the own funds requirement as specified in Article 364.	Section 4.3.4.2.2.	EBA ITS 2020/04 - EU MR2-A
	(f) the weighted average liquidity horizon for each sub-portfolio covered by the internal models for incremental default and migration risk and for correlation trading.	Section 4.3.4.2.	EBA ITS 2020/04 - EU MRB
	(g) a comparison of the daily end-of-day value-at-risk measures to the one-day changes of the portfolio's value by the end of the subsequent business day together with an analysis of any important overshooting during the reporting period.	Section 4.3.4.2.4.	EBA ITS 2020/04 - EU MR4

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IX.b. Regulatory compliance ESG (12-31-2024)
The following table provides the correspondence between disclosure requirements regarding ESG risks as per Annex II of Regulation 2022/2453and the subsections of section 7 where the information can be found:

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 1. Qualitative information on Environmental risk	Business strategy and processes	(a) Institution's business strategy to integrate environmental factors and risks, taking into account the impact of environmental factors and risks on institution's business environment, business model, strategy and financial planning	Section 7.2.1
		(b) Objectives, targets and limits to assess and address environmental risk in short-, medium-, and long-term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes	Section 7.2.1
		(c) Current investment activities and (future) investment targets towards environmental objectives and EU Taxonomy-aligned activities	Section 7.2.1
		(d) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce environmental risks	Section 7.2.1
Table 1. Qualitative information on Environmental risk	Governance	(e) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of environmental risk management covering relevant transmission channels	Section 7.1.3
		(f) Management body's integration of short-, medium- and long-term effects of environmental factors and risks, organisational structure both within business lines and internal control functions	Section 7.1.3
		(g) Integration of measures to manage environmental factors and risks in internal governance arrangements, including the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body covering relevant transmission channels	Section 7.1.3
		(h) Lines of reporting and frequency of reporting relating to environmental risk	Section 7.1.3
		(i) Alignment of the remuneration policy with institution's environmental risk-related objectives	Section 7.1.3
Table 1. Qualitative information on Environmental risk	Risk management	(j) Integration of short-, medium- and long-term effects of environmental factors and risks in the risk framework	Section 7.2.2
		(k) Definitions, methodologies and international standards on which the environmental risk management framework is based	Section 7.2.2
		(l) Processes to identify, measure and monitor activities and exposures (and collateral where applicable) sensitive to environmental risks, covering relevant transmission channels	Section 7.2.2
		(m) Activities, commitments and exposures contributing to mitigate environmental risks	Section 7.2.2
		(n) Implementation of tools for identification, measurement and management of environmental risks	Section 7.2.2
		(o) Results and outcome of the risk tools implemented and the estimated impact of environmental risk on capital and liquidity risk profile	Section 7.2.2
		(p) Data availability, quality and accuracy, and efforts to improve these aspects	Section 7.2.2
		(q) Description of limits to environmental risks (as drivers of prudential risks) that are set, and triggering escalation and exclusion in the case of breaching these limits	Section 7.2.2
		(r) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework	Section 7.2.2
Table 2. Qualitative informacion on Social risk	Business strategy and processes	(a) Adjustment of the institution's business strategy to integrate social factors and risks taking into account the impact of social risk on the institution's business environment, business model, strategy and financial planning	Section 7.3.1
		(b) Objectives, targets and limits to assess and address social risk in short-term, medium-term and long-term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes	Section 7.3.1
		(c) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce socially harmful activities	Section 7.3.1

PILLAR 3 2024	ANNEXES	P. 370

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 2. Qualitative informacion on Social risk	Governance	(d) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of social risk management covering counterparties' approaches to:	Section 7.1.3
(d).(i) Activities towards the community and society
(d).(ii) Employee relationships and labour standards
(d).(iii) Customer protection and product responsibility
(d).(iv) Human rights
		(e) Integration of measures to manage social factors and risks in internal governance arrangements, including the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body	Section 7.1.3
		(f) Lines of reporting and frequency of reporting relating to social risk	Section 7.1.3
		(g) Alignment of the remuneration policy in line with institution's social risk-related objectives	Section 7.1.3
Table 2. Qualitative informacion on Social risk	Risk management	(h) Definitions, methodologies and international standards on which the social risk management framework is based	Section 7.3.2
		(i) Processes to identify, measure and monitor activities and exposures (and collateral wher applicable) sensitive to social risk, covering relevant transmission channels	Section 7.3.2
		(j) Activities, commitments and assets contributing to mitigate social risk	Section 7.3.2
		(k) Implementation of tools for identification and management of social risk	Section 7.3.2
		(l) Description of setting limits to social risk and cases to trigger escalation and exclusion in the case of breaching these limits	Section 7.3.2
		(m) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework	Section 7.3.2
Table 3. Qualitative information on Governance risk	Governance	(a) Institution's integration in their governance arrangements governance performance of the counterparty, including committees of the highest governance body, committees responsible for decision-making on economic, environmental, and social topics	Section 7.4
		(b) Institution's accounting of the counterparty's highest governance body’s role in non-financial reporting	Section 7.4
		(c) Institution's integration in governance arrangements of the governance performance of their counterparties including:	Section 7.4
(c).(i) Ethical considerations
(c).(ii) Strategy and risk management
(c).(iii) Inclusiveness
(c).(iv) Transparency
(c).(v) Management of conflict of interest
(c).(vi) Internal communication on critical concerns
Table 3. Qualitative information on Governance risk	Risk management	(d) Institution's integration in risk management arrangements the governance performance of their counterparties considering:	Section 7.4.1
(d).(i) Ethical considerations
(d).(ii) Strategy and risk management
(d).(iii) Inclusiveness
(d).(iv) Transparency
(d).(v) Management of conflict of interest
(d).(vi) Internal communication on critical concerns

PILLAR 3 2024	ANNEXES	P. 371

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Template 1. Banking book- Indicators of potential climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Paragraph 1.b	institutions shall start disclosing information on scope 1, 2 and 3 emissions of their counterparties, if already available, including qualitative information in the narrative accompanying this template on the methodology and sources used for the calculation of those emissions. Where institutions are not yet estimating their counterparties’ emissions associated with their financing activities, including lending and investment activities, they shall disclose information on their plans to implement methodologies to estimate and disclose this information. Institutions shall start disclosing information in columns (i) to (k) of the template with first disclosure reference date as of 30 June 2024.	Section 7.2.2
	Paragraph 2	Institutions shall include in the narrative accompanying the template, explanations on the information disclosed and the changes compared to previous disclosure periods, as well as any implications that those exposures may have in terms of credit, market, operational, reputational and liquidity risks for the institutions.	Section 7.2.2
Template 3. Banking book - Indicators of potential climate change transition risk: Alignment metrics	Paragraph 3	Institutions that are already estimating information on their sectoral alignment to the Paris Agreement shall disclose the information in this template. Institutions are to explain in the narrative part accompanying the template the method used and the data source. Those institutions that are not yet estimating their sectoral alignment shall disclose information on their plans to implement a method to estimate and disclose that information. In any case, institutions shall start disclosing the information included in this template with first disclosure reference date as of 30 June 2024.	Section 7.2.1
Template 4. Banking book - Indicators of potential climate change transition risk: Exposures to top 20 carbon-intensive firms	Paragraph 3	Institutions shall disclose in the narrative accompanying the disclosure the source of the data they use. Where institutions are not able to identify exposures towards the top 20 carbon-intensive firms in the world, they shall explain why they have not indicated such exposures, including in the case in which they do not have any exposures towards the top 20 carbon-intensive firms in the world.	Section 7.2.2
Template 5. Banking book - Indicators of potential climate change physical risk: Exposures subject to physical risk	Paragraph 5	Institutions shall disclose the information in this template on a best effort basis and explain in the narrative 0accompanying the template the sources of information and methods that they have used to identify exposures subject to climate-change physical risk.	Section 7.2.2
Template 10. Other climate change mitigating actions that are not covered in Regulation (EU) 2020/852	Paragraph 2	Institutions shall include in the narrative accompanying this template detailed explanations on the nature and type of mitigating actions reflected in this template, including information on the type of risks that they aim to mitigate, climate change objectives that they support and information on the related counterparties and the timing of the actions. They shall also explain why those exposures are not fully aligned with the criteria laid down in Regulation (EU) 2020/852, and are not sustainable in accordance with Regulation (EU) 2020/852 but still contribute towards mitigating climate change risk transition or physical risk, as well as any other relevant information that may help understand the risk management framework of the institution.	Section 7.2.1

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IX.c Regulatory compliance - Tables not applicable to BBVA Group (12-31-2024)

Table name	Description	Publication	Reason
EU CR7	IRB approach – Effect on the RWEAs of credit derivatives used as CRM techniques	EBA/ITS/2020/04	The Group does not use credit derivatives as a credit risk mitigation technique
EU CCR7	RWEA flow statements of CCR exposures under the IMM	EBA/ITS/2020/04	The Group uses the standardised approach for counterparty credit risk (SA-CCR) for the derivatives exposure value calculation, so IMM is not used.
EU CQ2	Quality of forbearance	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU CQ6	Collateral valuation - loans and advances	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU CQ8	Collateral obtained by taking possession and execution processes – vintage breakdown	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU CR2a	Changes in the stock of non-performing loans and advances and related net accumulated recoveries	EBA/ITS/2020/04	The Group has a NPL ratio lower than 5%
EU INS1	Insurance participations	EBA/ITS/2020/04	The Group is not considered a financial conglomerate subject to additional supervision
EU INS2	Financial conglomerates - information on own funds and capital adequacy ratio	EBA/ITS/2020/04	The Group is not considered a financial conglomerate subject to additional supervision
EU iLAC	Internal loss absorbing capacity: internal MREL and, where applicable, requirement for own funds and eligible liabilities for non-EU G-SIIs	EBA/ITS/2020/06	The Group is not considered as a G-SIB
EU TLAC 2	Creditor ranking - Entity that is not a resolution entity	EBA/ITS/2020/06	BBVA is considered a resolution group
GSIB1	Indicators of systemic importance	EBA/ITS/2021/01	The Group is not considered as a G-SIB

PILLAR 3 2024	GLOSSARY	P. 373
Glossary of Terms

ACRONYM	DESCRIPTION
ALCO	Assets and Liabilities Committee
ALM (Asset - Liability Management)	Mechanism for managing structural balance-sheet risk due to potential imbalances between assets and liabilities due to different types of factors (interest rate, exchange rate, liquidity, etc.)
AMA	Advanced method for calculating the own funds requirements for operational risk
AT1 (Additional Tier 1)	Additional capital consisting of hybrid instruments, mainly CoCos and preferred shares
AVA	Additional adjustments necessary to adapt the fair value to the prudent valuation of the positions.
AVR	Annual Variable Remuneration
Basel III	Package of proposals for reform of banking regulation, published as of December 16, 2010 and with a period of gradual implementation
BCBS (Basel Committee on Banking Supervision)	International cooperation forum on banking supervision to increase the quality of banking supervision worldwide
BIS (Bank for International Settlements)	International organization held by central banks and monetary autorities which mission is to support central banks' pursuit of monetary and financial stability through international cooperation
BRRD (Bank Recovery and Resolution Directive)	Regulations on the restructuring and resolution of credit institutions and investment firms
BRSA (Banking Regulation and Supervisory Agency)	Turkish public agency on regulation and supervision
C&IB	Corporate & Investment Banking
CapEx (Capital Expenditures)	Investment made by the entity to buy, maintain and improve its fixed assets.
CBB	Corporate and Business Banking
CCA (Climate Change Adaptation)	One of the six enviornmental objectives defined in EU Taxonomy Regulation.
CCyB (Countercyclical Buffer)	Countercyclical buffer, the part of a set of macroprudential instruments designed to help counteract the procyclicality of the financial system
CCF (Credit Conversion Factor)	Credit conversion factor. The ratio between the current available amount of a commitment that could be used and would therefore be outstanding at the time of default, and the current available amount of the commitment
CCM (Climate Change Mitigation)	One of the six enviornmental objectives defined in EU Taxonomy Regulation.
CCP (Central Counterparty Clearing House)	An entity that liaises between counterparties, acting as a buyer when dealing with sellers and as a seller when dealing with buyers. Within this type of entities are the QCCP (Qualified Central Counterparty Entities), which have been authorized or recognized by Regulation (EU) 648/2012.
CDP	Executive Committee of BBVA Group
CDS (Credit Default Swap)	Financial derivative between a beneficiary and a guarantor through which the beneficiary pays the guarantor a premium in exchange for receiving protection from possible credit events over a period of time
CET1 (Common Equity Tier 1)	Common Equity Tier 1: the entity's capital of the highest quality
CMB (Capital Markets Board of Turkey)	Turkish capital markets authority
CNBV	National Securities Banking Commission of Mexico
CNMV	National Securities Market Commission of Spain
CoCo (Contingent Convertible)	Convertible contingent bond. Hybrid issues with debt and equity elements convertible into shares
COREP (Common Report)	Common regulatory reports to EBA
Counterparty Credit Risk	The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions
CRC	Risk and Compliance Committee
Credit Risk	Credit risk is based on the possibility that one party to the financial instrument's contract will fail to meet its contractual obligations on the grounds of insolvency or inability to pay and will cause a financial loss for the other party
CRO	Chief Risk Officer
CRM (Credit Risk Mitigation)	Credit Risk Mitigation: a technique used by the institution to reduce the credit risk associated with one or more exposures that the institution still maintains
CRR / CRR2 / CRR3	Regulation on prudential requirements of credit institutions and investment firms (EU Regulation 575/2013) and its subsequents modifications
CRD IV / CRD V / CRD VI	Directive on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Directive 2013/36/EU) and its subsequents modifications
CSRD	Corporate Sustainability Reporting Directive
CVA (Credit Valuation Adjustment)	Valuation adjustments for counterparty credit risk
DLGD (Downturn Loss Given Default)	Severity in a period of stress in the economic cycle
DNSH (Do Not Significantly Harm)	Principle focused on ensuring that sustainable investments do not cause significant harm within the framework of environmental objectives of the EU Taxonomy.
D-SIB (Domestic Systemically Important Bank)	Domestic Systemically Important Bank

PILLAR 3 2024	GLOSSARY	P. 374

ACRONYM	DESCRIPTION
DVA (Debit Value Adjustments)	Present value of the debt which is expected to default on in the future given our own probability of default
EAD (Exposure at default)	Maximum loss at the time of the counterparty entering into default
EBA (European Banking Authority)	European Banking Authority. Independent institution responsible for promoting the stability of the financial system, the transparency of financial markets and products and the protection of depositors and investors
EC	European Commission
ECB (European Central Bank)	Central bank of the countries of the European Union that have the euro as their currency
ECAI (External Credit Assessment Institutions)	External Credit Assessment Agency designated by the entity
Economic Capital	The amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses
EFRAG (European Financial Reporting Advisory Group)	Group that manages the development and dissemination of financial and sustainability standards, such as ESRS.
ECL (Expected Credit Losses)	Probability-weighted estimate of credit losses during the expected life of a financial instrument
EL (Expected Loss)	The ratio between the amount expected to be lost in an exposure, due to potential non-payment by a counterparty or dilution over a period of one year, and the amount due at the time of non-payment
ERBA (External Rating Base Approach)	Methodology for estimating RWA of securitisations from external ratings
ESG (Environmental, social and governance)	Environmental, social and good corporate governance criteria, the main objective of which is to contribute to sustainable development
ESRS (European Sustainability Reporting Standards)	Standards developed by EFRAG and subsequently adopted by the Commission that entities must use for disclosure and reporting requirements under CSRD.
FRTB (Fundamental Review of the Trading Book)	A set of reforms proposed by the BCBS on the market risk framework, with the aim of improving the design and consistency of market risk capital standards
FSB (Financial Stability Board)	Financial Stability Board. An international body that pursues the effectiveness and stability of the international financial system, monitoring it and publishing recommendations
FTD (First to default)	Derivative by which both parties negotiate protection against the first default by any of the entities that form part of the basket
FL (Fully Loaded)	Reference to the full implementation of Basel III provisions
GAR (Green Asset Ratio)	Green Asset Ratio according EU Taxonomy Regulation.
GCC	Global Customer Committee C&IB
Green Bonds Principles	The GBP, updated as of June 2021, are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Green Bond market by clarifying the approach for issuance of a Green Bond.
Green Loan Principles	The Green Loan Principles (GLP) aim to promote the development of the green loan product by providing a recommended framework of market standards and guidelines for use across the green loan market, whilst allowing the loan product to retain its flexibility.
GRM	Global Risk Management
GRMC	Global Risk Management Committee
G-SIBs (Global Systemically Important Banks)	Financial institutions that, because of their large size, market importance and interconnectedness, could cause a serious crisis in the international financial system in the event of economic problems
HQLA	High-quality liquid assets
HTC&S	Hold to collect and sell. Under IFRS9, business model whose objective is achieved by obtaining contractual cash flows and selling the financial assets. Recorded in the fair value portfolio with changes in other comprehensive income.
IAA (Internal Assessment Approach)	Internal evaluation method for the calculation of securitisation exposures in the banking book
IASB (International Accounting Stadards Board)	Private organization whose main objective is to develop a single set of global accounting standards
ICAAP (Internal Capital Adequacy Assessment Process)	Internal Capital Adequacy Assessment Process
ICMA (International Capital Markets Association)	ICMA is a not-for-profit association that represents financial institutions active in the internacional capital market worldwide.
ICO	Official Credit institution. Spanish public business entity whose purposes are the support and promotion of economic activities that contribute to the growth and improvement of the distribution of national wealth and, especially, those that, due to their social, cultural, innovative or ecological significance, They deserve their promotion.
IEA	International Energy Agency
IFRS 9 (International Financial Reporting Standards – Financial Instruments)	International Financial Reporting Standards for Financial Instruments which entered into force on January 1, 2018, replacing IAS 39 in relation to the classification and valuation of financial assets and liabilities, the impairment of financial assets and the accounting of hedges
ILAAP (Internal Liquidity Adequacy Assessment Process)	Internal Liquidity Adequacy Assessment Process
IMA (Internal Model Approach)	Internal model approach for calculating exposure due to market risk
IMM (Internal Model Method)	Internal model method for calculating exposure due to counterparty risk
IMO (International Maritime Organization)	International Maritime Organization
IPC	Consumer price index of Spain
IPRE & HVCRE	Income-producing real estate and high volatility commercial real estate

PILLAR 3 2024	GLOSSARY	P. 375

ACRONYM	DESCRIPTION
IRB (Internal Rating-based approach)	Internal model method for calculating exposure due to credit risk, based on internal ratings. This method can be broken down into two types, depending on the estimations set by the Supervisor or the own ones: FIRB (Foundation IRB) and AIRB (Advanced IRB)
IRBA (Internal Risk Base Approach)	Methodology for estimating RWA of securitisations from internal ratings
IRRBB (Interest Rate Risk on Banking Book)	Current or future risk to an entity's capital or earnings from adverse interest rate fluctuations affecting its investment portfolio positions.
IRC (Incremental Risk Capital)	Charge applied to the market risk exposure calculated by the internal method that quantifies the risk not captured by the VaR model, specifically in migration and default events
ISF	Institute for Sustainable Futures
ISSB (International Sustainability Standards Board)	Organization whose main objective is the creation and promotion of global standards for sustainability information, ensuring transparency and coherence in the way organizations communicate their impact and contribution to sustainability
ITS	Implementing Technical Standards
LCR (Liquidity Coverage Ratio)	Liquidity coverage ratio
LDP (Low Default Portfolios)	Low default portfolios
LGD (Loss Given Default)	Severity or amount to be lost in the event of non-payment
LGD BE (Loss Given Default Best Estimate)	“Actual” loss from default portfolio
Liquidity Risk	Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the entity’s image or reputation.
LMUs (Liquidity Management Units)	Group entities with financial self-sufficiency created with the aim of preventing and limiting liquidity risk, preventing it from spreading in a crisis that could affect only one or more of these Entities
Loan Market Association	Is the authoritative voice of the syndicated loan market in EMEA. Their key objective is improving liquidity, efficiency and transparency in the primary and secondary syndicated loan markets in Europe, the Middle East and Africa (EMEA).
LR (Leverage Ratio)	Leverage ratio: a measure that relates a company's indebtedness and assets, calculated as level 1 capital divided by the entity's total exposure
LRLGD (Long Run Loss Given Default)	Long-term severity (loss given default)
LtSCD (Loan to Stable Customer Deposits)	Ratio that measures the relationship between net credit investment and stable customer resources
MR (Market Risk)	Risk due to the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity
MDA (Maximum Distributable Amount)	Trigger by which the ECB restricts the capacity to pay out dividends
MREL (Minimum Required Eligible Liabilities)	Minimum requirement of own funds and eligible liabilities. New requirement faced by European banks, which aims to create a buffer of solvency that absorbs the losses of a financial entity in the event of resolution without jeopardizing taxpayers' money. The level of this buffer is determined individually for each banking group based on their level of risk and other particular characteristics
MSS (Minimun Social Safeguards)	The Minimum Social Safeguards ensure that companies engaging in sustainable activities meet certain standards when it comes to human and labour rights, bribery, taxation and fair competition within the framework of environmental objectives of the EU Taxonomy.
MTN (Medium Term Note)	Notes accounted as Issuances designated at fair value through P&L considered equivalent to senior issuances for liquidity
NBC	New Business Committee
NFR (Non-Financial Risk)	It is one that does not have a financial origin, but that has a quantifiable impact on the entity.
NFRD (Non-Financial Reporting Directive)	Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards the disclosure of non-financial information and diversity information by certain large companies and certain groups.
NGFS (Network for Greening the Financial System)	International network of central banks and supervisors for greening the financial system
NPL	Non Performing Loans
NSFR	Net Stable Funding Ratio
NZBA (Net Zero Banking Alliance)	Group of global banks committed to financing ambitious climate action to transition the real economy to net-zero greenhouse gas emissions by 2050.
NZE (Net Zero Emissions)	Initiative that seeks to cut greenhouse gas emissions until they are as close as possible to zero emissions.
OCI	Other Comprehensive Income
OE (Original Exposure)	Gross amount that the entity may lose in the event that the counterparty cannot meet its contractual payment obligations, regardless of the effect of guarantees or credit improvements or credit risk mitigation operations
OJEU	Official Journal of European Union
OpEx (Operational Expenditures)	Expenses incurred by the entity to carry out its main operational functions.
OR (Operational Risk)	BBVA defines operational risk (OR) as risk that may cause losses as a result of human error; inadequate or defective internal processes; inadequate conduct towards customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks; risks resulting from workforce and occupational health management; and inadequate service provided by suppliers

PILLAR 3 2024	GLOSSARY	P. 376

ACRONYM	DESCRIPTION
O-SII	Other Systemically Important Institutions
OTC (Over the counter)	Secondary market where derivatives are traded
PACTA (Paris Agreement Capital Transition Assessment)	Methodology that allows analyzing the alignment of the entity's different portfolios with the different climate scenarios.
PCAF (Partnership for Carbon Accounting Financials)	Global partnership of financial institutions that work together to develop and implement a harmonized approach to assess and disclose the greenhouse gas (GHG) emissions associated with their loans and investments
PD (Probability of Default)	Probability of non-payment by a counterparty over a period of one year
PFE	Potential Future Exposure
Phased-in	Reference to the transitional implementation of Basel III provisions
PIT (Point-In-Time)	Approach for calculating provisions under which PD and LGD parameters must be adapted at each moment in time
PVA	Prudent Valuation Adjustmens
P&L	Profit and Loss
P2G	Pillar 2 Capital Guidance
P2R	Pillar 2 Capital Requirement
RC (Replacement cost)	Risk arising from the possibility that one of the parties to the financial instrument contract fails to fulfill its contractual obligations due to insolvency or inability to pay and causes a financial loss to the other party.
RIC	Risk Internal Control unit
RTS	Regulatory Technical Standars
RW (Risk Weight)	Degree of risk applied to exposures (%)
RWA (Risk-Weighted Assets)	Risk exposure of the entity weighted by a percentage derived from the applicable standard (standardised approach) or internal models
SASG (Sustainability Aligment Steering Group)	BBVA internal group in charge of approving the proposed decarbonization objectives, evaluating the degree of compliance and supervising the plans to achieve them.
SDG (Sustainability Development Goals)	Also known as the Global Goals, they are 17 goals adopted by the United Nations that are intended to be achieved by 2030.
SFDR (Sustainable Finance Disclosure Regulation)	EU Regulation 2019/2088 on sustainability disclosures in the financial services sector.
SFTs	Securities financing transactions
Social Bond Principles	The SBP are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Social Bond market by clarifying the approach for issuance of a Social Bond.
Social Loan Principles	The SLP aim to create a high-level framework of market standards and guidelines, providing a consistent methodology for use across the social loan market, whilst allowing the loan product to retain its flexibility and preserving the integrity of the social loan market while it develops.
SRB (Single Resolution Board)	Central resolution authority within the Banking Union
SREP (Supervisory Review and Evaluation Process)	Supervisory Review and Evaluation Process
SSM (Single Supervisory Mechanism)	The single supervisory mechanism (SSM) is the first pillar of the banking union
Structural Risk	This risk is divided into Structural Interest-Rate Risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and Structural Exchange-Rate Risk (exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment)
STS	Simple Transparent and Standardised. Property of the securitisations
Sustainability Linked Bond Plinciples	The Sustainability-Linked Bond Principles provide guidelines that recommend structuring features, disclosure and reporting. They are intended for use by market participants and are designed to drive the provision of information needed to increase capital allocation to such financial products.
Sustainability Linked Loan Principles	The Sustainability-Linked Loan Principles (SLLP) aim to promote the development of the SLL product by providing a recommended framework to articulate the fundamental characteristics of SLLs.
Synthetic Securitisation	A type of operation where the loan portfolio is not typically transferred to a fund; on the contrary, the credit remains in the balance sheet of the corresponding entity, but this transfers the default risk to a third party. The objective of this type of instrument is the transmission of balance risk and capital release. Normally, the assignment of risk is usually made through a derivative (CDS) or through a financial guarantee
TCFD (Taskforce on Climate-related Financial Disclosure)	Working group established by the Financial Stability Board against climate change
TIER I (Tier One Capital)	Capital built by instruments that are able to absorb losses when the entity is in operation. It consists of CET1 and AT1
TIER II (Tier Two Capital)	Supplementary capital consisting of instruments, mainly subordinated debt, revaluation reserves and hybrid instruments, which will absorb losses when the entity is not viable
TLAC (Total Loss Absorbing Capacity)	Total loss absorption capacity: Regulatory framework approved by the FSB with the aim of ensuring that global systemically important entities (G-SIB) maintain a minimum level of eligible instruments and liabilities to ensure that in resolution procedures, and immediately thereafter, the essential functions of the entity can be maintained without jeopardizing taxpayers' money or financial stability

PILLAR 3 2024	GLOSSARY	P. 377

ACRONYM	DESCRIPTION
TLTRO (Targeted Longer-Term Refinancing Operations)	Longer-term refinancing operations with specific purpose
TNFD (Task Force on Nature-related Financial Disclosure)	Global, market-led, science-based, government-backed initiative issuing recommendations that provide organizations with a disclosure and risk management framework to address nature-related impacts, risks and opportunities.
Traditional Securitisation	Operation through which an entity is capable of transforming a series of heterogeneous and illiquid financial assets into liquid homogeneous instruments (usually guarantees or bonds) and marketable securities, managing to transfer the risk of the assets in most cases while liquidity is preserved
TRi (Transition Risk Indicator)	BBVA internal indicator associated with customer transition risk.
Turnover	Value of the entity's business volume in a certain period of time.
VaR (Value at Risk)	A risk measurement model that provides a prediction of the maximum loss that the entity's trading portfolios might experience as a result of market price variations over a given time horizon and for a specific confidence interval
VaR (Value at Risk)	A risk measurement model that provides a prediction of the maximum loss that the entity's trading portfolios might experience as a result of market price variations over a given time horizon and for a specific confidence interval
TRI (Transition Risk Indicator)	BBVA internal indicator associated with customer transition risk.
TRIM (Targeted Review of Internal Models)	Control model implemented by the ECB aimed at reducing inconsistencies and the variability in banks' internal models used to calculate their risk-weighted assets
Turnover	Value of the entity's business volume in a certain period of time.
VaR (Value at Risk)	A risk measurement model that provides a prediction of the maximum loss that the entity's trading portfolios might experience as a result of market price variations over a given time horizon and for a specific confidence interval

PILLAR 3 2024	LEGAL DISCLAIMER	P. 378
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 21, 2025	By:	/s/ MªÁngeles Peláez Morón
	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting